02030603

NO ACT
P.E 2.8.2002
1-10606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	3/20/2002

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Cadence Design Systems, Inc.
Incoming letter dated February 8, 2002

Dear Mr. Lane:

This is in response to your letters dated February 8, 2002 and March 8, 2002 concerning the shareholder proposal submitted to Cadence Design by CREF. We also have received a letter from the proponent dated February 28, 2002 and March 14, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

PROCESSED
APR 22 2002
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Peter C. Clapman
Senior Vice President
Chief Counsel, Corporate Governance
TIAA-CREF
730 Third Avenue
New York, NY 10017-3206

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax
www.gibsondunn.com

February 8, 2002

Direct Dial
(202) 887-3646

Client No.
18861-00009

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of College Retirement Equities Fund — Securities Exchange Act of 1934--Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you of the intention of our client, Cadence Design Systems, Inc. ("Cadence" or the "Company"), to omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF"). The Proposal and Supporting Statement are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to TIAA-CREF, informing it of Cadence's intention to omit the Proposal and its Supporting Statement from the 2002 Proxy Materials. .

The Proposal requests that Cadence's Board of Directors "submit all equity compensation plans (that would result in material potential dilution) to shareholders for approval." We believe that the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal concerns Cadence's ordinary business operations. On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the

"Commission") concur in our view that the Proposal and the Supporting Statement may be excluded from the 2002 Proxy Materials on the basis set forth below.

The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Relates To The Ordinary Business Operations of Cadence.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998). Consistent with previous Staff decisions, we believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it involves the Company's "general compensation matters," attempts to micro-manage Cadence's day-to-day operations, and relates to a choice of accounting methods and to financial reporting and accounting policies that are not required by generally accepted accounting principles ("GAAP").

A. The Proposal Addresses "General Compensation Matters."

The Proposal addresses "general compensation matters" because it applies to equity compensation plans designed for the benefit of the Company's employees generally and is not limited to plans that apply to executive officers and directors. The Staff has consistently acknowledged that proposals addressing a company's "general compensation matters," including stock-based compensation, are within the "ordinary business operations" exclusion under Rule 14a-8(i)(7). *ConAgra Foods, Inc.* (avail. June 8, 2001) (proposal amending equity plan terms and requiring accounting changes); *Sempra Energy* (avail. Jan. 30, 2001) (proposal recommended limitations on the issuance of stock options and stock derivatives). Accordingly, the Proposal relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

This conclusion is supported by the Staff's recent decision to permit Adobe Systems Incorporated to exclude a virtually identical shareholder proposal submitted by the same proponent. *See Adobe Systems Incorporated* (dated Feb. 1, 2002). TIAA-CREF requested that Adobe Systems submit to shareholder vote all equity compensation plans "other than those that would not result in material potential dilution." The Staff responded that "[t]here appears to be some basis for your view that Adobe may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (*i.e. general compensation matters*)" (*emphasis added*). Like the proposal addressed in the *Adobe Systems* letter, the Proposal to Cadence relates to general compensation matters and, therefore, is excludable under Rule 14a-8(i)(7).

The Staff's decision not to recommend enforcement action if Adobe Systems omits the proposal from its proxy materials further underscores the long-standing distinction made by the Staff between the Proposal and proposals addressing "executive compensation." Executive compensation plans raise "significant policy issues;" broad-based compensation vehicles do not. For this reason, the Staff has stated that proposals addressing "executive compensation" cannot be excluded from a registrant's proxy materials. *See Reebok International Ltd.* (avail. Mar. 16, 1992) (proposal requested that a compensation committee be established to evaluate executive compensation). This is best illustrated by the distinction drawn by the Commission, as explained by the Staff, between compensation paid to directors and executive officers and compensation paid to other employees:

> The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, *unlike proposals relating to the rank and file workforce*, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the company's operations (*emphasis added*).
>
> *Xerox Corporation* (avail. Mar. 25, 1993).

If adopted, the Proposal requests that Cadence submit for stockholder approval equity compensation plans benefiting *all* employees of Cadence, not simply those plans covering executive officers and directors. Furthermore, neither the Proposal nor the Supporting Statement address, explicitly or implicitly, executive or director compensation but instead emphasize unrelated issues that are applicable to equity compensation plans benefiting all employees. Therefore, because the Proposal is not limited to equity compensation plans that benefit executive officers and directors of Cadence, the Proposal relates to "general compensation matters" and Cadence may exclude the Proposal under Rule 14a-8(i)(7).

The Staff has concurred in the exclusion of proposals that were not clearly limited to executive officers on the basis that the proposals related to "general compensation matters." *Huntington Bancshares Inc.* (avail. Jan. 11, 2001) (proposal requested that a company plan be amended so that cash incentive awards would be based not only on return on average stockholders' equity, but also return on average assets and customer satisfaction surveys). For example, in *AT&T Corp.* (avail. Feb. 28, 2000), the Staff concurred in the exclusion of a proposal seeking to modify a stock-based incentive plan, pursuant to which the company made stock option grants to all employees. In that instance, the Staff agreed that the proposal addressed the company's "ordinary business operations (*i.e.* general compensation matters)." *See also Bio-Technology General Corp.* (avail. April 28, 2000) (proposal excluded because it

applied to a plan in which substantially all employees were eligible to participate). Therefore, while executive officer compensation alone may be the proper subject matter of a shareholder proposal, if executive compensation and general employee compensation are intertwined in a proposal, the Staff has determined that the proposal is not a proper subject matter for the shareholder proposal and may be excluded as relating to ordinary business operations. *See e.g., Comshare, Incorporated* (avail. Sept. 5, 2001).

The Proposal, if adopted, would limit Cadence's ability to grant equity compensation to rank-and-file employees. Each of the Company's equity compensation plans now in effect that have not been approved by Cadence's shareholders permits the Company to grant stock options to employees and does not limit participation to executive officers. In fact, three of these plans do not even permit executive officers to participate while the fourth plan, the 2000 Equity Incentive Plan, severely restricts participation by the Company's executive officers: grants to an executive officer under the 2000 Equity Incentive Plan may be made only as a material inducement to such person entering into an employment contract with the Company. Furthermore, absent some compelling exigency, Cadence has not used and does not intend to use the 2000 Equity Incentive Plan to provide equity compensation to its executive officers. The widespread application of these plans is best evidenced by the fact that stock options have been granted under these plans to approximately 9,200 former and current Cadence employees.

By its terms, the Proposal requests that Cadence submit for stockholder approval all of its equity-based compensation plans, whether or not they apply to executive officers. Except for the limited and to date unexercised ability to grant equity compensation to executive officers under the 2000 Equity Incentive Plan, Cadence has already obtained stockholder approval for those plans that permit grants to be made to executive officers. In order to preserve the deductibility of compensation in excess of $1 million, if any, that is paid to Cadence's five most highly compensated executive officers, the Company must submit the option plans pursuant to which these individuals receive grants for stockholder approval as required by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Cadence intends to preserve the deductibility of compensation made to its executive officers as permitted by Section 162(m) of the Code. Thus, the Proposal, if implemented, would as a practical matter affect only those plans that the Company uses for its employees generally.

Accordingly, the Proposal would clearly restrict the ability of the Company's Board of Directors to determine the types of compensation paid to all employees of the Company, not just executive officers and/or directors. Accordingly, as the Commission has previously determined, the level and form of such compensation is an ordinary business matter that is not the proper subject of a shareholder proposal.

B. The Proposal Attempts to Micro-Manage Cadence's Business Operations By Permitting Shareholders to Interfere With The Day-To-Day Management Regarding Methods of Compensation.

The Proposal attempts to micro-manage Cadence's business operations by permitting shareholders to interfere with the day-to-day management regarding methods of compensation. As described in the Commission's 1998 Release adopting amendments to the shareholder proposal rules, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations. The first consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). Cadence believes that the determination of compensation methods for the approximately 5,600 employees of Cadence "probes too deeply" into such complex matters. Therefore, by requesting that the Company's Board of Directors submit for shareholder approval plans under which the Company compensates its rank-and-file employees, the Proposal seeks to micro-manage Cadence in contravention of the proxy rules.

The Proposal also contradicts the second consideration underlying Rule 14a-8(i)(7) since the subject matter of the Proposal relates to compensation of rank-and-file employees and, therefore, is the type of task that the Commission described in the 1998 Release as "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." *Id.* Furthermore, not only have previous Staff no-action letters, like those cited in Section A. of this letter, distinguished rank-and-file compensation from director and executive compensation, but the Commission's recently adopted enhanced disclosure rules regarding equity compensation plans relate to disclosure and do not require shareholder approval of plans for which approval is not required by other applicable laws or regulation. *See Disclosure of Equity Compensation Plan Information*, SEC Release No. 34-45189 (avail. Dec. 21, 2001). Moreover, because the new rules specifically require disclosure related to plans that have not been approved by shareholders, the Commission has effectively acknowledged that there are equity-compensation plans that can be appropriately implemented without shareholder approval.

C. The Proposal Otherwise Involves Cadence's Ordinary Choice of Accounting Methods.

The Proposal addresses Cadence's choice of accounting methods and relates to financial reporting and accounting policies that are not required by GAAP. Such matters involve the conduct of Cadence's ordinary business operations and therefore provide additional bases for excluding the Proposal under Rule 14a-8(i)(7).

The Proposal is motivated, at least in part, by Cadence's decision to account for its equity compensation plans using the "intrinsic value" method, rather than the "fair value" method

favored by TIAA-CREF. According to Statement of Financial Accounting Standards No. 123 ("SFAS 123"), however, companies may measure compensation cost for employee stock compensation plans using *either* the fair value method defined by SFAS 123 *or* the intrinsic value method prescribed by APB Opinion No. 25. Like most publicly traded companies, Cadence has elected to account for its stock-based compensation plans using the intrinsic value method.[1] TIAA-CREF is using the Supporting Statement of its Proposal to argue for different accounting treatment. The Company's accounting is appropriate under GAAP.

The Staff has repeatedly recognized that proposals relating to a company's choice of accounting methods are excludable under Rule 14a-8(i)(7). *See, e.g., General Electric Co.* (avail. Jan. 17, 2001) (proposal directed at registrant's pension plan accounting methods was excludable as relating to ordinary business operations); *Boeing Co.* (avail. Mar. 6, 2000) (proposal requesting disclosure of pension trust assets and surplus in earnings statements involved "choice of accounting methods" and was therefore excludable as a matter of ordinary business operations). On several occasions, the Staff has stated that proposals asking companies to record the annual cost of stock options on their income statements and separate the equity portions of their balance sheets are excludable under Rule 14a-8(i)(7). *See, e.g., Intel Corp.* (avail. Feb. 27, 2001); *AT&T Corp.* (avail. Jan. 8, 2001). Because the instant Proposal is based in part on Cadence's decision to account for its equity compensation plans using the intrinsic value method, it necessarily involves the Company's "choice of accounting methods." Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) as relating to ordinary business operations.

D. The Proposal cannot be revised to cure the multiple defects justifying exclusion under Rule 14a-8(i)(7).

The Staff has a long-standing policy of not permitting proponents to revise overly-broad shareholder proposals once it becomes apparent that they would be excludible under Rule 14a-8(i)(7) because they address "ordinary business operations.". This policy was recently reaffirmed in Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, where the Staff stated that proposals excludable under Rule 14a-8(i)(7) may only be revised "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation . . . " As discussed in Section A.

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[1] Although Cadence is not required to record expense related to stock options under the intrinsic value method, the Company has made pro forma disclosures of net income and earnings per share as if the fair value method had been applied to its plans. For this reason, information on the impact of stock options granted under the plans is available to stockholders and the public in the Notes to the Company's Consolidated Financial Statements.

of this letter, the Proposal and Supporting Statement involve Cadence's general compensation matters, thereby eliminating any uncertainty about the Proposal's inapplicability to "senior executive compensation or director compensation."

The Staff's refusal in SLB 14 to permit revisions to shareholder proposals concerning general employee compensation is further supported by numerous no-action letters. For example, if any portion of a proposal is excludable because it relates to a registrant's "ordinary business operations," the entire proposal may be excluded. *See E*TRADE Group, Inc.* (avail. Oct. 31, 2000) (proposal related to establishment of shareholder value committee for the purpose of advising the board on potential mechanisms for increasing shareholder value); *Kmart Corporation* (avail. Mar. 12, 1999) (proposal requested board to report company actions to ensure it does not purchase from suppliers using forced labor, convict labor, child labor or who fail to comply with laws protecting employee rights).

Furthermore, in situations where proposals apply to a registrant's "general compensation matters," such as does the Proposal, the Staff does not permit proponents to revise proposals to apply to "executive compensation." *See E. I. du Pont de Nemours & Company* (avail. Mar. 15, 2001) (proposal referred to "no one" at a particular company site, meaning employees); *Sempra Energy* (avail. Jan. 30, 2001) (proposal related to stock options and stock-based compensation of "employees" generally); *AT&T Corp.* (avail. Feb. 28, 2000) (proposal related to stock-based compensation generally).

In conclusion, the Proposal addresses the Company's "general compensation matters," because it applies to compensation plans covering employees generally and is not limited to executive officers. The Proposal also addresses the Company's "choice of accounting methods" and financial reporting and accounting policies not required by GAAP or applicable disclosure standards. Accordingly, the Proposal relates to the Company's ordinary business operations under Rule 14a-8(i)(7) and cannot be revised to cure those defects. Therefore, the Company may exclude the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(7).

***

We would be happy to provide you with any additional information, including any documents cited herein but not included as exhibits, and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 887-3646, or Gregory J. Conklin of Gibson, Dunn & Crutcher at (415) 393-8263, if we can be of any further assistance in this matter.

Sincerely,

Brian J. Lane

BJL/rb
Attachments

cc: Teachers Insurance and Annuity Association-
College Retirement Equities Fund (Attn Ken Bertsch)
Gregory J. Conklin, Esq.
R.L. Smith McKeithen, Esq.

EXHIBIT A

TIAA-CREF Shareholder Proposal

TIAA CREF

Teachers Insurance and Annuity Association
College Retirement Equities Fund
730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
Tel: 212 916-4232
Fax: 212 916-5813

December 12, 2001

R.L. Smith McKeithen
Senior Vice President, General Counsel and Secretary
Cadence Design Systems, Inc.
2655 Seely Avenue
Building 5, MS 5A1
San Jose, CA 95134

Dear Mr. McKeithen:

Please be advised that I, Peter C. Clapman, Senior Vice President and Chief Counsel, Investments of COLLEGE RETIREMENT EQUITIES FUND, on behalf of

COLLEGE RETIREMENT EQUITIES FUND ("CREF")
730 Third Avenue
New York, New York 10017
Tel. No. (212) 916-4232

hereby submit the enclosed shareholder resolution to be presented at the next annual meeting of Cadence Design Systems, Inc. A CREF representative whose name will be timely submitted will be present to support the resolution.

As of the most recent close of business, CREF held 1,689,744 shares of Cadence Design Systems, Inc., common stock, which had a value of $39,000,000; CREF has held shares valued at $2,000 of Cadence Design Systems, Inc., for a period in excess of one year prior to the date of this submission. CREF intends to hold a sufficient number of shares as are required under the proxy rules for eligibility purposes through the date of the annual meeting.

Enclosed herewith are the shareholder proposal and supporting statement. We will forward to you a letter from Bankers Trust Company, the recordholder of shares of Cadence Design Systems, Inc., owned beneficially by CREF, verifying CREF ownership as of this date.

I understand that you had a good discussion with Ken Bertsch of TIAA-CREF on this issue; we appreciate your willingness to hear our point of view. We want to continue that dialogue, and submit this resolution now only to preserve our right to pursue the issue in this way, given the deadline for shareholder resolutions.

Very truly yours,

Peter C. Clapman

Enclosure

RESOLUTION

WHEREAS, the Company's Board of Directors has adopted a stock option plan that could materially dilute ownership positions of existing shareholders, and the Board did not seek shareholder approval for the plan;

WHEREAS, we believe that good corporate governance requires consultation by the Company with its shareholders on such equity compensation plans;

WHEREAS, the role of shareholders in approving option plans is particularly critical, in our view, for companies that do not reflect an expense in their income statements for fixed-price options, as is the case with Cadence Design Systems;

RESOLVED: That shareholders request the Board of Directors to submit all equity compensation plans (that would result in material potential dilution) to shareholders for approval.

SUPPORTING STATEMENT

Equity-based compensation plans have been used for many years by corporations to provide incentives for attracting and retaining qualified employees. Shareholders, including the proponent of this resolution, have supported the reasonable use of stock options. However, excessive dilution of shareholders' equity related to such plans can be unfair and costly to existing shareholders.

We are concerned that in recent years, some companies have bypassed shareholders, instituting potentially dilutive stock option plans without asking for approval from shareholders. This contrasts with many companies that appreciate the important role of shareholders in this arena, and that, in their discretion, submit all stock option plans to shareholders even if not required by current law and exchange listing requirements.

Cadence did not seek shareholder approval for its 1997 and 2000 Non-Statutory Stock Option Plans, under which options on at least 60 million shares are authorized, which is potentially significantly dilutive to shareholders. The company also maintains other stock option plans, leading to a substantial level of potential dilution or "overhang."

Cadence generally does not take a charge in the earnings statement for cost of fixed-price options, a factor that we believe can lead to overuse of stock options. Although the Financial Accounting Standards Board permits this practice, it prefers an accounting approach that would entail an earnings charge for cost of fixed-price stock options. Shareholder approval is especially important as a source of discipline on managements and boards that provide for no option-related expense.

By voting for this resolution, shareholders can send a message strongly supporting the right of shareholders to vote on equity compensation plans.

TIAA CREF

Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
(212) 916-4232
(212) 916-5813-FAX
pclapman@tiaa-cref.org

February 28, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth St. N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

I am writing in reference to the letter, dated February 8, 2002 (the "No-Action Request"), submitted by Gibson, Dunn & Crutcher LLP ("Gibson Dunn") to the Office of the Chief Counsel of the Division of Corporation Finance (the "Division") on behalf of Cadence Design Systems, Inc. (the "Company" or "Cadence"). In the No-Action Request, Gibson Dunn asked the staff of the Division to confirm that it would take a no-action position if the Company omits from its proxy statement for its 2002 Annual Meeting of Stockholders, a proposal submitted by the College Retirement Equities Fund ("CREF") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

CREF has proposed to include in the Company's proxy statement a resolution requesting the Company's Board of Directors to submit for shareholder approval all material equity compensation plans (the "Proposal"). The use of equity-based compensation plans raises fundamental economic, policy, and corporate governance issues on which shareholders should have the right to express their views. Shareholders have a vital interest in the use of such compensation because all equity compensation poses real and demonstrable risks of diluting the value of existing stock.

Gibson Dunn asserts that the CREF proposal may be omitted on several grounds. For the reasons discussed below, each of these arguments is mistaken, and there is no appropriate basis on which the Company may omit the Proposal from its proxy statement.

As discussed below, the use of equity-based compensation raises significant policy issues. These issues have been the subject of a widespread and intensifying debate, as demonstrated by the enclosed exhibits. In the month of February 2002 alone, at least 30 general press articles have been published discussing the controversy over equity-based compensation, including a two-page discussion of the subject in the just released March 4, 2002 issue of *Business Week*.[1] Accordingly, the Proposal is not excludible under any of the exceptions to Rule 14a-8, and must be included in the Company's proxy statement. The policy and corporate governance concerns raised by equity compensation plans have been widely acknowledged and debated in the investment community, the press and at least five separate major legislative and regulatory bodies. Recent regulatory proposals and debates concerning option compensation by the NYSE, Nasdaq, the Financial Accounting Standards Board ("FASB"), the International Accounting Standards Board ("IASB"), Congress and the SEC itself attest to the scope and importance of this debate.

In considering whether the use of equity-based compensation constitutes a significant policy issue and not excludible ordinary business, it is important to keep in mind the purpose of the proxy process and the intended purpose of Rule 14a-8. The proxy process is the principal means available to shareholders to communicate collectively with a company's board concerning significant policy issues that directly affect the value of shareholders' investments. Debates over management's use of equity, shareholders' own currency, should logically take place through the proxy process. The Commission itself has acknowledged that Rule 14a-8 is meant to "provid[e] a means for [shareholders] to communicate with management and among themselves on significant matters."[2] In fact, the Commission's recent amendments to 14a-8 were designed to expand the scope of 14a-8 in order to "make a company's managers more responsive to shareholders" and ultimately "better align the interests of the company's management with that of shareholders."[3] Specifically, the social policy exception was designed to "require companies to include proposals in their proxy materials that some shareholders believe are important to companies and fellow shareholders."[4]

Shareholders are ultimately the owners of the companies in which they invest, and their foremost interest as shareholders is in the economic value of their investments. The unchecked use of equity-based compensation directly diminishes the value of the investment represented by their shares. Given the traditional separation of ownership and management responsibilities in public companies, shareholders are relegated to the proxy process to collectively communicate with the board regarding its stewardship of the enterprise, and thereby ultimately protect their economic investments. It would be ironic indeed for the significant policy exception to be construed so that it required companies to include in their proxies proposals addressing the use of

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[1] David Henry, et. al., *Too Much of a Good Incentive?*, BUS. WK., March 4, 2002, at 38.

[2] Amendments to Rules on Shareholder Proposals, Release No. 34-39093 (Sept. 18, 1997).

[3] Amendments to Rules on Shareholder Proposals, Release No. 34-39093 (Sept. 18, 1997).

[4] Id.

conscientious farming techniques by company suppliers,[5] lending and operations practices in lesser developed countries,[6] and relationships with entities doing business in Burma,[7] but allowed them to exclude our Proposal, which concerns an issue with a direct economic impact on one of the most fundamental interests of shareholders, the value of the shares themselves.

Given the corporate governance significance of the option policy debate, it would be singularly inappropriate to allow the Company to use the "ordinary business operations" exception to exclude the CREF Proposal. To allow the Company to use Rule 14a-8 to shield itself against the legitimate corporate governance concerns of its shareholders is simply antithetical to the entire purpose of the rule.

I. Because equity compensation raises significant policy issues that have been the subject of a widespread and intensifying debate, the Proposal is not excludible from the proxy statement as "ordinary business."

The No-Action Request asserts four bases for excluding the Proposal pursuant to Rule 14a-8(i)(7), which allows an issuer to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." However, the Proposal does not constitute "ordinary business" within the meaning of Rule 14a-8, and each of Gibson Dunn's arguments in this regard mistakes the nature of the ordinary business operations exclusion and the CREF Proposal.

A. *The dilution of shareholders' equity interests through the excessive use of equity compensation plans presents pressing policy and corporate governance questions not excludible under Rule 14a-8(i)(7).*

1. Shareholder proposals raising significant policy issues may not be excluded from proxy solicitation materials under Rule 14a-8(i)(7) even if they address employee compensation matters.

Gibson Dunn asserts that the Proposal is excludible as a "general compensation matter" because it applies to plans covering non-executive employees. The No-Action Request implies that all proposals affecting the compensation of rank-and-file employees are automatically excludible as "ordinary business" under Rule 14a-8(i)(7).

However, proposals addressing significant social or policy issues are not excludible under Rule 14a-8(i)(7). In 1998, the SEC staff issued a release formally recognizing that shareholder proposals raising "significant social policy issues" are not excludible under the "ordinary business operations" exception to Rule 14a-8.[8] In adopting this policy, the SEC reinstated its

[5] McDonald's Corp. (Mar. 3, 1989).

[6] Citigroup, Inc. (Feb.1, 1999).

[7] Citigroup, Inc. (Feb. 9, 2001).

[8] Amendments to Rules on Shareholder Proposals, Release No. 34-30018 (May 21, 1998) ("1998 Release").

previous position that shareholder proposals addressing matters with "significant policy, economic or other implications" should not be excluded as ordinary business.[9]

Rather than categorically excluding broad categories of proposals as ordinary business, the Division makes case-by-case determinations of whether particular shareholder proposals raise substantive policy issues.[10] Thus, our Proposal is not excludible solely on the basis that it addresses non-executive compensation. Rule 14a-8(i)(7) was designed to exclude only proposals involving "business matters that are mundane in nature and do not involve any substantive policy or other considerations."[11] The active and intensely fought debate surrounding the increasing use of equity compensation clearly demonstrates that the use of broad-based equity compensation plans is not a mundane matter at all, but rather, a matter of fundamental importance concerning the balance of power between boards, employees, and shareholders.

Moreover, the staff in the past has refused to permit exclusion of shareholder proposals raising significant policy issues involving broad-based compensation plans. In General DataComm Industries (Dec. 9, 1998), the SEC determined that option repricing did not constitute "ordinary business" under 14a-8(i)(7) because of the "widespread public debate concerning option repricing and the increasing recognition that the issue raises significant policy issues." Similarly, in another no-action decision applying the social policy exception to 14a-8(i)(7), the staff again focused on "widespread public debate" and the public recognition of "social and corporate policy issues" as indicators that the ordinary business exclusion did not apply. International Business Machines Corporation (Feb. 16, 2000) (denying no-action request regarding an employer's switch from defined benefit pension plans to cash-balance plans).

Because the General DataComm proposal and the CREF Proposal raise precisely the same issues of public policy and corporate governance, they are both clearly outside of the scope of general business operations under Rule 14a-8(i)(7) on the same basis. In fact, the issue of shareholder voting rights on equity compensation plans is a key part of the very same "widespread public debate" and "increasing public recognition" that were the basis for the staff's decision in General DataComm. Both issues generate the same legitimate shareholder policy concerns regarding corporate governance and equity dilution. Like the issue of analyst independence addressed in the staff's recent denial of a no-action request by The Goldman Sachs Group, stock options have become the focus of an increasingly urgent and widespread public debate. The Goldman Sachs Group, Inc. (Jan. 15, 2002) (denying no-action request regarding shareholder proposal addressing analyst independence).

2. The Proposal addresses precisely the kind of significant policy issues protected from the scope of the Rule 14a-8(i)(7) ordinary business operations exception.

[9] Adoption of Amendments Relating to Proposals by Security Holders, Release No. 12999 (Nov. 22, 1976) ("1976 Release").

[10] 1998 Release.

[11] 1976 Release.

The issue of shareholder approval for equity-based compensation plans is among the most significant corporate governance issues currently confronting regulators, corporations, and investors. Former Chairman Arthur Levitt deemed the issue a "matter of fundamental fairness and sound corporate governance."[12] Moreover, Eric D. Roiter, Senior Vice President and General Counsel for Fidelity Management and Research Company, has called stock options "currency...taken out of shareholders' wallets,"[13] and *Forbes* magazine has described stock options as a "mortgage on future earnings."[14]

Whether measured by dollar value, number of options granted, or as a percentage of stock issued, the use of stock option compensation within the past several years has dramatically transformed the compensation structure of U.S. corporations and the nature of the relationship between equity owners and employees. Between 1997 and 2000, the dollar value of options granted to employees at the nation's 2000 largest companies more than tripled, rising from $50 billion to $162 billion in just three years.[15] Option compensation continues to grow more popular with each passing year. Between 2000 and 2001, the number of options granted by 50 major U.S. companies increased by 12 percent.[16] Moreover, to satisfy obligations under option compensation plans, companies are allocating an ever growing percentage of their issued stock to option compensation programs. In 2001, *Business Week* reported that "America's 200 largest corporations allocat[ed] a record 15% of their shares to employee stock options."[17]

Cadence shareholders are subject to substantial potential dilution of their shares due to equity compensation plans maintained by the Company, including two plans not approved by shareholders. Under the Cadence 1997 and 2000 Non-Statutory Stock Option Plans, neither of which has been approved by shareholders, the Cadence board has authorized the issuance of options on up to 60 million shares as of 2001, equal to about 25% of shares outstanding. Overall "run rates," including options from plans authorized by shareholders, averaged 7.2% per year in 1998-2000. We calculate an overhang of 36.2% from option plans as of year-end 2000, the most recent date for which information is available.

The controversies surrounding equity compensation raise policy issues clearly transcending the scope of "ordinary business." On the most fundamental level, options and other

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[12] Levitt Urges Investor Advocates, Institutional Investors to Weigh in on New Nasdaq Shareholder Dilution Rules, http://www.sec.gov/news/headlines/tellnasd.htm (Jan. 11, 2001).

[13] Eric D. Roiter, *The NYSE Wrestles with Shareholder Approval of Stock Option Plans*, INSIGHTS, March 2000.

[14] *Stock Options Are Diluting Future Earnings*, FORBES, May 18, 1998.

[15] Gretchen Morgenson, *Time to Look at Stock Options' Real Cost*, MARKET WATCH, Oct. 21, 2001.

[16] Stephanie Strom, *Even Last Year, Option Spigot Was Wide Open*, N.Y. TIMES, Feb. 3, 2002.

[17] *Employee Stock Options are Still Hot*, BUSINESS WEEK, May 28, 2001.

equity-based compensation represent an equity stake in companies providing such compensation. The more stock issued under these plans, the less value represented by each individual share of stock, as the equity in the company must necessarily be divided among a larger number of shares.[18] Even before options are actually exercised, the dilution threatened by such issuances creates "downward pressure" on the price of existing stock.[19] Existing shareholders clearly have a legitimate interest in the dilutive effects of stock option compensation and in the potential for significant shifts of ownership rights through such compensation.

This dilution of existing shares occurs regardless of the title of the recipient of such compensation, and the significant policy issue raised by this compensation is distinct from the general policy issues surrounding executive compensation. However, under current NYSE and Nasdaq rules, shareholder approval is not required for equity compensation plans if such plans are considered "broad-based" and cover rank-and-file employees.[20] The Proposal is aimed at providing existing shareholders with voting rights as a safeguard for protecting the value of their shares.

3. Despite shareholders' increasing concerns about the dilutive effects of equity compensation, they have been increasingly denied the opportunity to protect their foremost economic interests as shareholders.

As equity compensation has increased in popularity over time, the dilution risks posed by such plans have become even more apparent as well. A recent study by Pearl Meyer & Partners demonstrated that the "average potential dilution from shares authorized for options at the top 200 companies hit a high of 16.32% in 2000, nearly double the potential dilution a decade earlier, when it stood at 8.34%."[21]

Shareholders are expressing increasing concern and frustration over the dilution risks posed by equity compensation plans. In a recent survey of institutional investors, more than 70% of the respondents expressed concern over the increasing numbers of stock options issued as compensation and the potential dilution posed by such issuances.[22] In fact, when given the chance to vote on such equity compensation plans, shareholders are increasingly registering this displeasure through their ballots. Research by the Investor Responsibility Research Center demonstrates that as dilution through stock option plans has increased, shareholder voting

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[18] Gretchen Morgenson, *Hidden Costs of Stock Options May Soon Come Back to Haunt*, N.Y. TIMES, June 13, 2000.

[19] Ira T. Kay, *Stock Options and Optimal Overhang*, DIRECTORS & BOARDS, Mar. 22, 2001.

[20] Release No. 34-41479, 64 FR 31667 (June 4, 1999).

[21] Phyllis Plitch, *Big Investor Presses Cos. to Bring Options Plans to Vote*, DOW JONES NEWS SERVICE, Feb. 13, 2002.

[22] Jeff Sommer, *The Corporate Concerns of Fund Managers*, N.Y. TIMES, Dec. 23, 2001 at 8.

against new stock option plans also increased.[23] Although shareholders continue to vote in favor of most management-sponsored compensation proposals, according to Drew Hambly, an IRRC Senior Research Analyst, "the number of people paying attention by opposing the plans—and not just rubber stamping proposals—is increasing."[24] Moreover, studies have indicated that shareholder opposition to option plans is clearly correlated to increased levels of dilution; in other words, "[a]s dilution levels increase, so does opposition to the proposal."[25]

Shareholder vote outcomes at Cadence clearly tend to confirm a link between levels of shareholder opposition to equity compensation plans and potential dilution. Cadence last sought shareholder approval for adding shares to a stock option plan in 1998. The proposal was opposed by 31.7% of shares voting, a relatively high negative vote. Overhang at that time stood at about 32% including the new shares sought; excluding those shares, overhang at the time was about 27%. The Company received an even stronger "no" vote in 1997, when a stock option plan proposal was opposed by 43.1% of shares voted. We believe the large negative votes were the result of shareholder concern about the extent of dilution and value transfer from overall stock option activity at Cadence.

Since 1998, Cadence has avoided seeking shareholder approval on any executive or employee stock option plans, despite relatively generous use of stock options in the intervening period and increased potential dilution from stock option plans.[26] It should be noted that Cadence had reason to fear increased votes against additional shares in executive and employee stock option plans after September 1998, when it repriced options on 3.7 million stock options, again without seeking shareholder approval. This repricing significantly lowered the exercise prices on the affected options. Some shareholders and shareholder advisory groups oppose stock option plans at companies that have a history of repricing stock options.

As a general trend, the increased dilution levels have been accompanied by the growing prevalence of "broad-based" plans bypassing shareholder approval requirements. A study by William M. Mercer, a human resources consulting firm, found that "54% percent of large U.S. companies now disclose having a broad-based stock option plan, up from 47% last year and 30% in 1997."[27] Notably, broad-based plans are actually even more likely to lead to dilution than

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[23] Phyllis Plitch, *Big Investor Presses Cos to Bring Options Plans to Vote,* DOW JONES NEWS SERVICE, Feb. 13, 2002.

[24] Id.

[25] *Shareholders are Becoming More Particular About Stock Option Plans,* Investor Responsibility Research Center Corporate Governance Highlights, June 25, 1999.

[26] The Company did receive approval for additional director stock options in 1999, however. At the time the directors' shares were approved in 1999, the company's overhang from stock option plans stood at 25.4%. By the end of 2000, it had increased to 36.2%, an increase due almost entirely to additional options under non-shareholder approved plans.

[27] News Release, William M. Mercer, Incorporated, Sustained Bull Market Drove Use of Broad-Based Options to New Heights (Dec. 4, 2001).

plans reserved solely for officers and directors because such plans frequently require companies to reserve and grant larger numbers of shares.[28]

The exception to the shareholder voting requirement for "broad-based" equity compensation plans has allowed companies to deny shareholders the opportunity to express this dissatisfaction directly to management. In fact, the current interpretation of the broad-based exemption may actually be encouraging companies to implement broad-based plans as a means of avoiding shareholder voting. Although more than half of large U.S. companies now report having broad-based stock option plans,[29] fewer and fewer such plans are being presented on shareholders' proxy ballots. The number of stock plan proposals put to shareholder vote in 2001 declined 13.5 percent from 2000, and 23.5 percent from 1999.[30] This decline is at least in part attributable to deliberate attempts by boards to bypass shareholder voting due to increasing shareholder opposition to excessive option compensation.[31] In fact, about one-third of public technology companies employ option plans which have not been approved by shareholder vote, representing a six-fold increase from 1995.[32]

Unfortunately, companies may be simply reclassifying plans as "broad-based" in order to avoid shareholder voting even if options are only being actually granted to relatively few people under those plans.[33] According to Patrick McGurn, Director of Corporate Programs for Institutional Shareholder Services, "[m]any [Nasdaq-listed companies] say getting shareholder approval is the worst thing they have to face. They would give anything not to have to get it."[34]

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[28] News Release, William M. Mercer, Incorporated, Sustained Bull Market Drove Use of Broad-Based Options to New Heights (Dec. 4, 2001).

[29] Press Release, William M. Mercer, Sustained Bull Market Drove Use of Broad-Based Stock Options to New Heights (Dec. 4, 2001).

[30] Patrick S. McGurn, *Debunking the Mythology of the Age of Equity*, ISSUE ALERT, Sept. 2001.

[31] Randall S. Thomas and Kenneth J. Martin, "The Determinants of Shareholder Voting on Stock Option Plans," Vanderbilt University Law School Joe C. Davis Research Paper Series, Working Paper Number 99-22, Nov. 30, 1999 at 29.

[32] Patrick S. McGurn, *Debunking the Mythology of the Age of Equity,* ISSUE ALERT, Sept. 2001.

[33] Stephanie Strom, *SEC Widens Rule Covering Stock Options*, N.Y. TIMES, Dec. 20, 2001. See also, Stephanie Strom, *Even Last Year, Option Spigot Was Wide Open*, N.Y. TIMES, Feb. 3, 2002 (Ira T. Kay of Watson Wyatt Worldwide, a human resources consulting company, stated, "I've been in meetings of five boards that were very reluctant to go to shareholders to ask for more shares to underwrite option grants...[T]hey don't think they can justify it.").

[34] *After Institutional Outcry, the NYSE Rethinks Its Listed-Firms Option Policy,* INVESTMENT DEALERS DIGEST, May 25, 1998.

4. Given the intensity of the debate surrounding equity compensation, the CREF Proposal clearly transcends the scope of the "ordinary business" exclusion under Rule 14a-8(i)(7).

The use of equity-based compensation raises policy issues of such direct significance to the fundamental economic interests of shareholders and the equity compensation debate is so extensive as to satisfy any reasonable criteria the staff might rely on to screen out mundane proposals. The use of equity compensation is at least as significant to shareholders as other issues the staff has determined to fall within the ambit of the exception to the ordinary business rule. Moreover, the public debate on this issue—as evidenced by numerous regulatory and legislative proposals, extensive media coverage, and the diversity of voices actively participating—is no less widespread than debates on other issues that the staff has determined to fall within the exception to the rule.

Over the past decade, as equity-based compensation has skyrocketed, public, regulatory, academic and legislative bodies have all recognized the direct economic, policy and corporate governance interests of shareholders in such compensation. Facing mounting evidence of the dilutive effects of option-based compensation, shareholders—both large institutional shareholders and groups representing small individual investors—have become increasingly insistent that their role as the ultimate equity holders of the companies in which they invest should entitle them to have their voices heard when such compensation is under consideration.

The widespread debate over equity compensation is reflected in extensive media coverage, academic studies of the effects of option compensation, and statements by numerous stakeholders in the stock option debate. The dilutive effect of stock option plans has been the subject of an intense, ongoing public policy debate. Media coverage of equity compensation issues has mirrored the development of the various reform efforts, intensifying within the past several years and even within the past several months. In the first two weeks of February of this year alone, the issue was the subject of more than a dozen different major news articles.[35]

The option debate has been covered in more than 50 different media outlets across the country and internationally. Exhibit 1 lists the over 100 articles covering this issue that have appeared in various general publications since 1996. Media coverage has included major national news outlets such as *The Wall Street Journal*, *The New York Times*, *Business Week* and *Fortune*; regional media outlets such as *The Miami Herald*, *The Denver Post*, and *The Kansas City Star*; and international publications such as the *Financial Times*, *The Asian Wall Street Journal* and *The Economist*. The public policy and corporate governance issues raised by option compensation has also been extensively covered in specialized business oriented publications such as *Corporate Governance Highlights* and *Investor Relations Business*; a number of these articles are enclosed in Exhibit 2. In addition, the effects of option compensation on earnings, management incentives, and shareholders' economic interests has been widely studied in a broad range of academic articles. Enclosed as Exhibit 3 is a list of selected articles in academic journals addressing this issue.

[35] See Exhibit 1.

The option compensation debate has captured widespread attention, with almost every conceivable economic stakeholder weighing in on the debate. For instance, the NYSE and Nasdaq, both considering strengthening shareholder voting requirements for equity compensation plans, have received more than 160 letters[36] and 239 letters,[37] respectively, expressing views on shareholder voting on option compensation plans. Copies of selected letters received by the NYSE and Nasdaq are included in Exhibit 4, enclosed.

Voting requirements for stock option plans are advocated by groups representing institutional investors such as the Council of Institutional Investors, and also smaller investors such as the Plumbers and Pipefitters National Pension Fund, and IUE Local 1140. The NYSE Task Force Proposal has also prompted responses from groups representing senior executives such as Financial Executives International ("FEI") and the American Society of Corporate Secretaries. Notably, the FEI, a leading international organization of 15,000 members including CFOs, controllers, treasurers, tax executives and other senior financial executives, voiced support for a shareholder voting requirement, noting that "because such plans have the potential for diluting the ownership interests of existing shareholders, existing shareholders should have the right to approve them."[38] Even some large corporations issuing significant numbers of options to employees have supported shareholder voting on these plans. Microsoft and Cisco have expressed support for the NYSE proposal, [39] and Kodak recently sought shareholder approval for an option exchange on a broad-based plan even though not required to do so by current rules, deeming such a vote a matter of "sound corporate governance."[40]

Surprisingly, many of the compensation consulting firms that played such a large role in the proliferation of option compensation plans have now conceded that such compensation is out of control. Pearl Meyer, the president of Pearl Meyer & Partners, has acknowledged that "[w]e've overdosed" on stock option compensation.[41] Similarly, the Council of Institutional Investors, which had previously opposed accounting changes relating to the disclosure of option

[36] Report of the New York Stock Exchange Special Task Force on Stockholder Approval Policy, http://www.nysel.com/pdfs/policy.pdf (Oct.1999) at 1.

[37] Memo from Nasdaq Listing and Hearing Review Council on "Shareholder Approval for Stock Option Plans" (October 2, 2001). Copies of selected letters received by the NYSE, Nasdaq, and the IASB are attached as Exhibit 4.

[38] Letter from Philip D. Ameen, Chair, Committee on Corporate Reporting, Financial Executives International, to Robert Aber, Senior Vice President and Sara Bloom, Associate General Counsel, The Nasdaq Stock Market, Inc. (Dec. 10, 2001).

[39] Letter from Phillip P. Livingston, President and CEO, Financial Executives International, to Paul Volcker, Chairman Board of Trustees, International Accounting Standards Committee, (Feb. 11, 2002).

[40] *Kodak Schedules Shareholder Vote on Option Plan*, N.Y. TIMES, Dec. 28, 2001 at 4.

[41] Ruth Simon & Ianthe Jeanne Dugan, *Options Overdose—Use of Stock Options Spins Out of Control; Now a Backlash Brews*, WALL ST. J., June 4, 2001.

plans on financial statements, now advocates those changes because "the size of option grants ha[s] gotten out of control."[42]

Because the issue of option compensation has been at the forefront of the corporate governance agenda in the past several years, it has also been the focus of a number of significant legislative and regulatory initiatives. The debate over stock option compensation implicates fundamental questions of good corporate governance. Nasdaq spokesman Scott Peterson has noted that the issue of shareholder voting on option compensation puts at stake the "rightful balance between shareholder and management interests and, in the end, public confidence."[43] Similarly, former Chairman Levitt deemed the issue a "matter of fundamental fairness and good corporate governance."[44] The issues raised by this particular form of compensation clearly extend beyond the scope of ordinary business.

The remarkable escalation in stock option compensation within the past several years has triggered a number of significant reform proposals by the major stock exchanges, the Financial Accounting Standards Board ("FASB"), the International Accounting Standards Board ("IASB"), the SEC and, most recently, Congress. In 1998, the NYSE, acknowledging that its rule on broad-based plans had stirred great controversy and policy concerns, formed a Special Task Force on Stockholder Approval Policies (the "NYSE Task Force") to study the issue of shareholder approval of equity compensation plans. In 1999, the NYSE Task Force presented a proposed new rule that would require shareholder approval for "broad-based" equity compensation plans potentially involving material dilution of shareholder equity, regardless of participation of officers and directors under such plans. The Task Force explicitly noted the significance of the policy issues raised by equity compensation, noting that "the role of shareholders in the authorization of stock option plans...is now at the forefront of the corporate governance agenda."[45] Nasdaq has also requested comments on the Task Force Proposal and continues to be engaged in a high-level evaluation of the issue.[46]

Although neither exchange has adopted the proposed rule, the prominence and intensity of the debate surrounding this proposal clearly demonstrates the importance of the issues raised by shareholder voting on equity compensation plans. Notably, former SEC Chairman Arthur

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[42] Dawn Kawamoto, *Senate Bill Could Stymie Stock Options*, N.Y. TIMES, Feb. 14, 2002.

[43] Kathy Kristoff, *Outgoing SEC Chief Urges Shareholder Say on Stock Grants*, CHI. TRIB., Jan. 28, 2001.

[44] Chairman Arthur Levitt, Remarks Before the Federal Reserve Bank of New York (Dec 12, 2000).

[45] Letter from Catherine R. Kinney, Group Executive Vice President, Competitive Position Group, NYSE, to Corporate Secretaries of Listed Companies 1 (Dec. 20, 2000), http://www.nyse.com/pdfs/policy.pdf.

[46] Bulletin, The Nasdaq Stock Market Solicits Comments on Stock Option Proposals (December 5, 2000); Memo from Nasdaq Listing and Hearing Review Council on "Shareholder Approval for Stock Option Plans" (Oct. 2, 2001).

Levitt advocated the adoption of the rule as "a matter of basic corporate fairness"[47] and current Chairman Harvey Pitt has publicly criticized Nasdaq's delay in implementation of new rules.[48]

The new SEC enhanced disclosure requirements for equity compensation plans[49] also validate the corporate governance and equity dilution concerns raised by such plans. The new rules explicitly require the filing of any equity compensation plan not approved by shareholders.[50] In releasing these rules, the SEC specifically noted the dilutive effects of equity compensation plans, indicating that such plans "may result in a significant reallocation of ownership...between existing security holders and management and employees."[51] The SEC further noted that "as approval requirements have been relaxed and as opposition to these plans has grown, an increasing number of registrants have adopted stock option plans without the approval of security holders, thus potentially obscuring investors' ability to assess the dilutive effect of a registrant's equity compensation program."[52] Because these new rules were explicitly designed to cover *all* equity compensation plans, and not just equity compensation plans covering executives or directors, the rules demonstrate that legitimate shareholder policy concerns about such compensation are not limited to plans covering solely officers and directors.

The SEC's role both in encouraging the implementation of the NYSE Task Force reform proposal and in requiring disclosure of equity compensation plans through its own rulemaking highlights the policy significance of the debate surrounding option compensation plans. While SEC action alone may not be sufficient to constitute evidence of a widespread debate, the regulatory stance taken by the SEC towards option compensation plans is certainly consistent with the notion that such plans present singular policy, economic and corporate governance concerns—not ordinary business.

As equity-based compensation has become the focus of greater public attention, the issue of stock option accounting has prompted both international and U.S. accounting reform proposals. Despite the defeat of the FASB's early efforts to reform the accounting treatment of

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[47] Levitt Urges Investor Advocates, Institutional Investors to Weigh in on New Nasdaq Shareholder Dilution Rules, htpp://www.sec.gov/news/headlines/tellnasd.htm (Jan. 11, 2001).

[48] Vicky Stamas, *Markets: Option-Disclosure Rule Ok'd; Securities: SEC Requires Firms to Tell Shareholders More About Stock Offered to Workers in Compensation Plans*, L.A. TIMES, DEC. 30, 2001 at C4.

[49] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189, available in LEXIS, 2001 SEC LEXIS 2664 (Dec. 21, 2001).

[50] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189 (Dec. 21, 2001).

[51] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189 (Dec. 21, 2001).

[52] Id.

stock options in 1994,[53] continuing attempts at reform demonstrate that this is clearly a live issue and still the subject of active discussion and debate. The IASB has expressed the view that companies should be required to reform their treatment of stock options on their financial statements to recognize stock option compensation as a corporate expense.[54] Moreover, within the past several weeks, calls for stock option reform have reached the Senate, as the Enron scandal has focused attention on the accounting and tax treatment of stock options. This reform effort has been energized by news accounts revealing that Enron claimed $600 million in tax deductions for stock options in the past five years without reporting those options as an expense on its financial statements.[55] In the past several weeks, capitalizing on this heightened public attention on stock option compensation, Senators Levin (D-Mich.), McCain (R-Ariz.) and Fitzgerald (R-Ill.) proposed legislation to change the way that stock options are reported on financial statements.[56]

Unlike the accounting reforms under consideration by Congress and the IASB, the Proposal is fundamentally addressed at shareholder voting rights rather than financial disclosure. However, both the Proposal and the accounting reforms recognize that shareholders have a fundamental and legitimate economic interest in the use of such plans.

B. ***The Proposal does not involve impermissible micromanaging of the Company's ordinary business operations, and the Proposal is not excludible on that basis.***

Implementation of the CREF Proposal would not involve shareholder micromanaging. Rather than setting forth particular principles, rules, or standards for equity compensation plans, the Proposal only requires a simple up or down shareholder vote on plans designed by management. The widespread support demonstrated above for such voting requirements makes clear that such shareholder guidance does not constitute inappropriate shareholder "micromanaging;" to the contrary, even the FEI supports such voting requirements simply as a matter of good corporate governance. In order to constitute "micromanaging" under Rule 14a-8(i)(7), the proposal must "prob[e] too deeply into matters of a complex nature upon which shareholders, as a whole, would not be in a position to make an informed judgment."[57] Rather than probing too deeply into matters into which shareholders are not in a position to make an informed judgment, potentially dilutive share issuances constitute precisely the kind of issue on which shareholders are in a position to make an informed judgment. Because share dilution most

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[53] Bill Alpert, *Will Tech Companies Get Called on Options?*, BARRON'S TECH. WK., Feb. 11, 2002 (One observer noted that FASB accounting reformers "were bullied into retreat by New Economy executives, financiers and their political allies").

[54] Phyllis Plitch, *Enron's Fall May Aid Push for International Stock Option Rules*, DOW JONES ENERGY SERVICE, Jan. 31, 2002.

[55] Dawn Kawamoto, *Senate Bill Could Stymie Stock Options*, N.Y. TIMES, http://www.nytimes.com/cnet/CNET_0-1007-200-88026657.html.

[56] Id.

[57] *See* 1998 Release.

directly harms the interests of shareholders, shareholders themselves are in the best position to make an informed judgment about when such dilution has reached unacceptable levels. Moreover, because shareholders already have the right to vote on equity compensation plans for executives and directors, extending this voting right to plans for general employees would not increase the amount of shareholder micromanaging.[58]

C. ***The CREF Proposal does not propose changes in the Company's accounting methods.***

The No-Action Request's attempt to justify the exclusion of the Proposal on the basis that it is directed at the Company's "choice of accounting methods" is similarly misplaced. The CREF Proposal focuses directly on the issue of shareholder voting on equity compensation plans, not on changing the Company's accounting methods. Although in a recital and the Supporting Statement, CREF mentions the Company's accounting practices, these criticisms are offered in the context of a specific request to the Company, a request to provide for shareholder approval of equity compensation plans. Unlike the no-action requests cited by Gibson Dunn in this regard, the CREF resolution is not aimed at the disclosure requirements for particular financial practices, but rather at the implementation requirements for particular types of employment plans. Gibson Dunn's claim that the Proposal is "motivated" by the Company's choice of accounting methods is inapposite. The CREF Proposal does not request any change in the Company's accounting, and the No-Action Request's arguments on this point are entirely spurious.

II. Conclusion

The use of equity compensation plans has a direct and significant impact on shareholders' most fundamental rights as equity holders. The debate surrounding this issue has spanned over a decade, intensifying significantly within the past few months and weeks, and has been joined by virtually all major relevant regulatory and legislative bodies as well as the media. The enclosed evidence demonstrates that this debate has captured the attention of corporate management, academic researchers, large institutional investors, and groups representing small individual investors. Furthermore, the evidence and summaries enclosed as exhibits also demonstrate the depth and breadth of the attention given to this issue in the general media, academic publications, and specialized business publications, clearly documenting a widespread and vigorous public debate. Surely this issue raises precisely the kind of policy issue meant to be excluded from the ordinary business operations exception. Accordingly, the Company should not be permitted to exclude the proposal as ordinary business under Rule 14a-8(i)(7), nor under any of the other exceptions to Rule 14a-8.

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[58] In a previous release concerning the ordinary business exclusion, the SEC noted that, "the basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Proposed Amendments to Rule 14a-8 Under the Securities Act of 1934 Relating to Proposals by Security Holders, SEC Release No. 34-19135 (October 14, 1982). However, because the shareholders already currently have voting rights with respect to executive compensation plans, extending this right to other compensation plans does not raise additional practicality questions.

Thank you for your time and attention to this matter. If you have any questions or need any additional information, please do not hesitate to call me at (212) 916-4232.

Sincerely,

Peter C. Clapman

cc: Smith McKeithen
Senior Vice President, General Counsel and Secretary
Cadence Design Systems, Inc.
2655 Seely Avenue
Building 5, MS 5A1
San Jose, CA 95134

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036

GIBSON, DUNN & CRUTCHER LLP

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500 (202) 467-0539 Fax
www.gibsondunn.com

March 8, 2002

Direct Dial
(202) 887-3646

Client No.
C 18861-00009

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of College Retirement Equities Fund*

Ladies and Gentlemen:

We have received a copy of the response of the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF" or the "Proponent"), dated February 28, 2002 (the "Response"), to our letter to you dated February 8, 2002. In our February 8, 2002 letter (the "Exclusion Request"), we asked, on behalf of our client Cadence Design Systems, Inc. ("Cadence" or the "Company"), that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proponent's stockholder proposal and accompanying supporting statement (collectively, the "Proposal") may properly be omitted from the Company's proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (such materials, the "2002 Proxy Materials") for the reasons set forth therein. We wish to address a few points raised in the Response.

I. The Response Contains Factual Misstatements and Omissions About the Company That Render the Response Misleading.

Initially, we would like to correct certain factual assertions about the Company contained in the Proponent's Response. First, the Proponent incorrectly states that Cadence last sought stockholder approval for adding shares to a stock option plan in 1998. As disclosed in the Company's Form 10-Q for the quarter ended July 3, 1999, at the Company's 1999 annual meeting of stockholders, 80.9% of Cadence stockholders supported a proposal to amend the Company's 1995 Directors Stock Option Plan to increase the number of shares authorized under this plan. The Proponent also fails to note the Company's history of submitting other types of

equity compensation plans covered by the Proposal for stockholder approval. For example, at the 1999 annual meeting of stockholders, the Company submitted for stockholder approval a proposed increase in the shares available for purchase under its Employee Stock Purchase Plan, and only 3.9% of the Company's stockholders opposed the proposal.

Second, the Response implies that the Company's stockholders have increased their opposition to equity compensation plans by stating that the Company received an "even stronger 'no' vote in 1997." The Response, however, reveals that stockholder opposition to such proposals decreased between 1997 and 1998. Furthermore, the Proponent omits reference to the overwhelming approval by stockholders of another equity compensation plan: in 1997, only 3.2% of stockholders opposed increasing the number of authorized shares under the Company's Employee Stock Purchase Plan. Finally, the Company will seek approval of a 2001 employee stock purchase plan at its upcoming annual meeting and made the decision to do so in July 2001, well before receiving the Proposal in December 2001. A complete discussion of the Company's history of submitting equity compensation plans for stockholder approval would reveal that no such trend of opposition exists, and that the Proponent's allegations that the Company "avoided seeking shareholder approval" out of "fear" are wholly unsubstantiated.

Third, the Response asserts calculations of the Company's historical option grant rates and overhang that are inaccurate or otherwise made in a manner that fails to tell the full story. Factual inaccuracies include the cited "run rate" from 1998 to 2000 (page 5), which rate is calculated by the Company to be 6.9% rather than 7.2%, apparently due to an error in the information used by the Proponent for 1999 grants. More importantly, the cited percentages for "run rate" and overhang suggest corporate behavior adverse to stockholder interests by ignoring the effect of other relevant factors. Specifically, the Proponent's "run rate" includes options granted under stockholder-approved plans as well as non-stockholder-approved plans, and excludes the effect of cancellation of unexercised options as well as Cadence's stock repurchase program, which, for example, resulted in repurchases by the Company of 12.8 million shares of its common stock in 2001. The Company's calculation of its average "run rate" from 1998 to 2000, netting option cancellations and considering stock repurchases, is 3.5% (or 3.6% if stock repurchases are not calculated).

Similarly, the Company's calculation of option overhang for 2000 is 34.7% rather than the Response's stated 36.2%. Even where accurate, the discussion of overhang in the Response includes all options (under both stockholder approved and non-stockholder approved plans) that are available for grant plus granted but unexercised options. If only granted but unexercised options under all plans are considered, the existing overhang is only 18.8%. While the Company acknowledges that additional options may be granted from time to time, it also notes that all

options eventually granted will be subject to vesting (and thus the risk of forfeiture) before they are exercisable.

Finally, the Response correctly indicates that there was an option repricing in September 1998; however, it fails to mention that no executive officers of the Company were included in the option repricing. This repricing was motivated by rank-and-file compensation issues, not executive compensation matters.

II. Stockholder Approval of Equity Compensation Plans Is Not "A Significant Policy Issue" Warranting Reversal of Long-Standing Staff Precedent.

The Response dedicates significant effort to attempting to justify stockholder approval of equity compensation plans as "a significant policy issue." These arguments are insufficient to warrant reversal of the Staff's long-standing precedent that stockholder proposals addressing rank-and-file compensation are excludable under Rule 14a-8(i)(7) as general compensation matters. Furthermore, the Response attempts to harness the widespread public debate over the misuse of stock options and other equity compensation as part of executive compensation to support a proposal relating to general workforce compensation.

As discussed in our Request, the Staff has long held that stockholder proposals dealing with rank-and-file compensation may be excluded under Rule 14a-8(i)(7) as involving a company's general compensation matters. The Response attempts to justify reversal of this precedent by arguing that stockholder approval of equity compensation plans is "a significant policy issue." However, as noted by the Proponent, neither the New York Stock Exchange nor the Nasdaq Market have finalized proposals addressing such maters. Further indication of the unsettled nature of this issue includes the fact that the Securities and Exchange Commission (the "Commission") has not yet weighed in on these proposals. Meanwhile, recent rulemaking by the Commission with respect to equity compensation plans was limited to addressing disclosure, not the governance of such plans. These developments do not, as yet, warrant the reversal of Staff precedent that would result in narrowing the ordinary business exception to permit stockholder proposals like the Proposal.

We also note that the Proponent attempts to harness, both in the Response and in the voluminous exhibits attached thereto, the public debate over the misuse of stock options and other equity compensation as part of executive compensation to support the Proponent's own agenda. *See, e.g.,* "Even Last Year, Option Spigot Was Wide Open," *New York Times*, February 3, 2002; "This Stuff is Wrong," *Fortune*, June 25, 2001; "Riding the Bull," *CFO*, June 2000; "Special Report: Executive Pay," *Business Week Online*, April 19, 1999. Contrary to the themes set forth in the Proponent's own exhibits, the Response dismisses the Request's differentiation

between executive and rank-and-file compensation with respect to the Cadence equity compensation plans that have not been submitted for stockholder approval. The Proposal on its face, as reiterated in the Response, addresses non-stockholder approved "equity compensation plans" which, in the case of the Company, involve plans applicable almost exclusively to rank-and-file employees. As noted in our Request, only one of the Company's stock option plans that has not been submitted for approval by stockholders may be utilized to award options to executives and that plan permits such grants only in very limited situations. It is our understanding that no awards have been made to executives under this plan to date. Therefore, many of the Proponent's exhibits fail to support the Proposal, are inapplicable to the Company and fail to justify the presence of a significant policy issue.

III. If the Staff Denies the No-Action Request, It Will Cause Interpretative Complications.

While the Staff and practitioners have historically sought bright-line tests to apply to stockholder proposals under Rule 14a-8, that result has not always been possible. It has been an important principle for many years that stockholder proposals relating to general workforce compensation are treated as ordinary business and, therefore, are excludable. This has been true whether the compensation is paid in cash, equity or benefits. Executive compensation, in contrast, presents opportunities for conflicts of interest between management and stockholders. The line of demarcation between these two categories is critical. If the Staff decides to cross that analytical line for the purpose of stock option plans, it loses its logical ability to differentiate other forms of compensation and opens the door to a host of stockholder proposals concerning the adequacy and composition of rank-and-file compensation. This is an area where there is no conflict of interest between management and stockholders, and should remain solely the province of management.

We note that the Proponent relies heavily on the argument that stock options, a subset of the equity compensation plans addressed by the Proposal, "directly diminishes the value of the investment represented by [stockholders'] shares." Yet the Proponent does not clarify how this compensation "diminishes" such investment any more than cash and other forms of compensation for rank-and-file employees. Indeed, all expenses incurred by a company can be viewed as "diminishing" the value of stockholders' investments. More specifically, the Proponent fails to articulate the difference between the granting of non-stockholder-approved options as part compensation packages for rank-and-file employees with general compensation to such employees. If the Staff reverses course with respect to this Proposal, one need not have much creativity to envision the types of compensation-related stockholder proposals that would be submitted by employee groups. Without an analytical distinction, the increased uncertainty would be costly.

The two Cadence stock option plans at issue have not made grants to executive officers. Only one of the plans envisions any executive involvement, and that is only when they are first hired. Thus, the Staff should grant Cadence's Request regardless of the outcome on other no-action requests before the Staff. Nevertheless, the Staff should proceed cautiously if it is inclined to permit stockholder proposals regarding hybrid plans, such as 401(k) plans that permit both general employees and executive employees to participate equally. If the Proponent's position were adopted, but only to the extent that executives could participate in the plan, it could open the door to stockholder proposals requiring a stockholder vote on what fund choices to permit, what matching should be allowed, and the like. We would hope the Staff recognizes these matters as falling within the scope of ordinary business notwithstanding the fact that most 401(k) plans offer a company stock choice.

Thus, we would urge the Staff to maintain its long-held and appropriate distinction between executive and general compensation. The Staff should not be swayed to abandon this distinction merely because stock options are involved and the Proponent can supply a mountain of news articles about concerns regarding executive stock options. These articles do not change the fact that concern about a topic alone is an insufficient basis for reversing prior Staff decisions regarding whether something lies within the province of management and is, therefore, ordinary business.

IV. Despite the Proponent's Statements to the Contrary, the Proposal Seeks to Dictate the Company's Choice of Accounting Methods in Violation of Rule 14a-8(i)(7).

With respect to the Proponent's statement that the Proposal does not seek to direct the Company's choice of accounting methods, we find the Proponent's statements in the Response contrary to the substance of the Proposal, including the supporting statement, as well as the Response and the exhibits thereto.

In particular, we note that the Proponent includes in the exhibits to the Response numerous media stories on how companies account for stock options. These stories include statements like "the result [of the defeat of a proposal by FASB 'to make companies report the cost of employee stock options'] has been ridiculous" and "[a]lmost everyone who understands accounting agrees that the way companies account for options is a joke." *See, e.g.*, "The Options Outrage," *washingtonpost.com*, February 25, 2002; "Three-Decade-Old Echoes, Awakened by Enron," *Market Watch*, February 24, 2002; and "Bill would class stock options as an expense," *San Francisco Chronicle*, February 21, 2002. As with the Proponent's references to accounting methods in the Proposal and the supporting statement, there is no reason for the Proponent to include these articles as exhibits to the Response unless the Proposal concerned altering the

Company's choice of accounting methods. The same logic applies to the Proponent's reference on pages 10-11 of the Response to the decision by the Council of Institutional Investors to reverse its position and, as described by the Proponent, support "accounting changes relating to the disclosure of option plans." While the language of the Proposal does not directly address the topic, the supporting documentation puts forward the accounting proposal indirectly. As noted in our Request, the attempt by the Proponent to dictate the Company's choice of accounting methods renders the Proposal excludable pursuant to Rule 14a-8(i)(7) of the proxy rules as the Proposal involves the ordinary business of the Company.

***

As noted in our Request, we would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 887-3646, or Gregory J. Conklin of this firm at (415) 393-8263, if we can be of any further assistance in this matter.

Very truly yours,

Brian J. Lane

Brian J. Lane

BJL/eai,rb

cc: R.L. Smith McKeithen, Esq.
Cadence Design Systems, Inc.
Peter C. Clapman, Esq.
Senior Vice President and Chief Counsel, Corporate Governance
TIAA-CREF
Ken Bertsch
Director, Corporate Governance
TIAA-CREF
Gregory J. Conklin, Esq.
Gibson, Dunn & Crutcher LLP

TIAA CREF

Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
(212) 916-4232
(212) 916-5813-FAX
pclapman@tiaa-cref.org

March 14, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

No-Action Rebuttal: Cadence Design Systems, Inc.

Ladies and Gentlemen:

I am writing in reference to the letter, dated February 8, 2002 (the "No-Action Request"), submitted by Gibson, Dunn & Crutcher LLP ("Gibson Dunn") to the Office of the Chief Counsel of the Division of Corporation Finance (the "Division") on behalf of Cadence Design Systems, Inc. ("Cadence" or the "Company"). In the No-Action Request, Gibson Dunn argues that the Company may exclude from its proxy statement for its 2002 annual meeting a proposal (the "Proposal") submitted by the College Retirement Equities Fund ("CREF") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The Proposal requests that the Company's board of directors submit all material equity compensation plans for shareholder approval. Gibson Dunn submitted an additional letter dated March 8, 2002 (the "Rebuttal Letter"), responding to CREF's letter dated February 28, 2002 expressing opposition to the exclusion of its proposal (the "CREF Response"). However, the arguments in the Rebuttal Letter misrepresent the Proposal and the CREF Response, and are inconsistent with the SEC's interpretation of the ordinary business operations exception. Accordingly, the Proposal may not properly be excluded from the Company's proxy materials under Rule 14a-8.

I. The CREF Response Does Not Contain Material Factual or Misleading Statements That Would Justify the Exclusion of the Proposal.

The Rebuttal Letter states that Cadence last sought shareholder approval for adding shares to a stock option plan in 1999, contrary to the statement in the CREF Response that "Cadence last sought shareholder approval for adding shares to a stock option plan in 1998." We acknowledge that this statement should have specified that the 1998 vote was the last time

that Cadence sought shareholder approval for adding shares to a executive or employee stock option plan. However, the CREF Response does explicitly so state in the first sentence of the next paragraph which reads, "Since 1998, Cadence has avoided seeking shareholder approval on any executive or employee stock option plans." Moreover, the CREF Response also goes on to specifically note the 1999 vote on director stock options.

Gibson Dunn erroneously asserts that the CREF Response implies that stockholder opposition has increased over time. The CREF Response letter accurately and in plain English states the results of shareholder votes in each of 1998 and 1997. The fact that the most recent vote in 1998 is discussed first does not lend itself to the interpretation that 1997 came after 1998. Moreover, the CREF Response letter does not assert that negative votes on stock option plans at Cadence are constantly rising. Rather, the letter suggests a general link between opposition to stock option plans and potential dilution and overhang levels, which have risen recently at U.S. companies. As the figures in the CREF Response indicate, stock option overhang levels at Cadence have fluctuated, though they increased sharply between 1999 and 2000.

Gibson Dunn also criticizes the CREF Response for omitting any reference to shareholder approval of the Company's Stock Purchase Plan. However, we do not consider employee stock purchase plans as normally proposed a form of compensation under the Proposal, since under such plans employees themselves pay for the shares of stock purchased, albeit at a small discount. Moreover, the language in the section of the letter discussing specific Cadence figures refers specifically to stock option plans, not stock purchase plans. CREF itself seldom opposes employee stock purchase plans, and does not consider those plans to be at issue in its resolution. In any case, the Company is free to cite stock purchase figures on its own behalf in opposition to the Proposal if it deems these figures relevant.[1]

Moreover, the Company claims that the "run rate" cited in the CREF Response from 1998 to 2000 is erroneous, claiming that the rate was 6.9% rather than 7.2% as calculated by CREF. The difference with the Company figure is minimal in any case, but we fail to see any error in the calculations used in the CREF Response.[2] The "run rate" calculation cited in the CREF Response was based on the numbers reported on Cadence's annual report on Form 10-K. This figure was calculated by dividing the number of options granted by the weighted average of common shares outstanding during the year. These calculations were conducted as follows:

[1] It should also be noted that we believe that Gibson Dunn misstates the nature of the opposition to the Stock Purchase Plan. We believe that 3.2% of shares voted opposed the increase, not 3.2% of shareholders.

[2] CREF uses this calculation of the average run rate over three years in its own proxy voting decisions.

Year	Weighted average common shares outstanding	Options granted	Run rate
2000	244,565,000[3]	15,536,900[4]	6.4%
1999	242,037,000[5]	25,205,953[6]	10.4%
1998	211,975,000[7]	10,204,758[8]	4.8%
Average for 1998-2000:			7.2%

Similarly, Gibson Dunn asserts that the Company's overhang in 2000 was 34.7% rather than 36.2% as cited in the CREF Response. Again, the difference seems relatively minimal, and it should be emphasized that CREF's calculations are based on publicly available numbers only. The stock option figures for the CREF figure comes from the table providing "a summary of the status of all of Cadence's stock option plans," on page 78 of the 2000 annual report on Form 10-K. That table indicates there were 50,000,159 options outstanding at the end of the year, and that 38,544,937 options were "available for future grant." The total of these two numbers (88,545,096) when divided by the fixed total share outstanding number presented in that report (244,716,706 as of March 3, 2001) equals 36.2%, the figure in the CREF Response. A slightly more accurate figure would use total shares outstanding as of December 30, 2000, which results in the calculation 88,545,096/243,662,000 and equaling 36.3%, only a tenth of a percentage point different from the figure cited in the CREF Response.

The Gibson Dunn letter also argues that if only granted but unexercised options under all plans are considered, the existing overhang at the Company is only 18.8%. We do not dispute this claim, nor does anything in the original CREF Response letter conflict with this figure, but this 18.8% figure has very little historical or analytical meaning. CREF's primary "red flag" in voting on stock option plans is the total overhang from both presently outstanding options and shares available for grant under all presently authorized plans. Many other institutions similarly look to total overhang, or total potential value transfer from all option plans or all equity compensation plans as a measure of potential dilution. This figure has historically served as a measure of the amount of leeway that shareholders are willing to give management in granting such compensation. Moreover, for purposes of the new disclosure rules, the SEC itself has defined overhang as "the sum of the number of securities underlying outstanding options,

[3] Cadence Design Systems, 10-K for fiscal year ending Dec. 31, 2000, 76.

[4] *Id.* at 78.

[5] Cadence Design Systems, 10-K for fiscal year ending Dec. 31, 1999, 71.

[6] *Id.* at 73.

[7] Cadence Design Systems, 10-K for fiscal year ending Dec. 31, 1998, 65.

[8] *Id.* at 66.

warrants and rights plus the number of securities remaining available for future issuance under the registrant's existing equity compensation plan, and is often expressed as a percentage of the total number of outstanding securities." *Final Rule: Disclosure of Equity Compensation Plan Information*, Release No. 33-8048, fn. 129 (Dec. 21, 2001). None of these salient overhang definitions focuses exclusively on granted but unexercised options.

Cadence also objects to the CREF Response on the basis that it "fails to mention that no executive officers of the Company were included in the [1998] option repricing." However, as the CREF Response makes clear, our focus in this Proposal is on the issue of dilution from stock plans, not on executive compensation. As we argue at length in the CREF Response, we believe this dilution through equity compensation is a core issue of corporate governance.

II. Stockholder Approval of Equity Compensation Plans Is a Significant Policy Issues Distinct From the Executive Compensation Issue.

Gibson Dunn is simply incorrect in its assertion that public "concern about a topic alone is an insufficient basis" for determining the applicability of the ordinary business operations exception under Rule 14a-8. In fact, public concern and debate are *precisely* the key factors that the Division has relied upon in determining the applicability of this exception. The "mountain of news articles" regarding stock option compensation acknowledged by Gibson Dunn in the Rebuttal Letter are actually the hallmarks of the no-action letter proposals in which the Division has determined that the social policy exception trumps the "ordinary business operations" exclusion. *See, e.g.*, The Goldman Sachs Group, Inc (Jan. 15, 2002) (shareholder proposal regarding analyst independence); The Walt Disney Company (Dec. 18, 2001) (shareholder proposal regarding the use of independent accountant for non-audit services); International Business Machines Corporation (Feb. 16, 2000) (shareholder proposal regarding the conversion from traditional defined benefit pension plans to cash-balance plans); The Coca Cola Company, (Feb. 7, 2000) (shareholder proposal regarding the use of genetically modified ingredients); Citigroup, Inc. (Feb. 1, 1999) (shareholder proposal regarding lending and operations in less economically developed countries); Pacific Telesis Group (Feb. 2, 1989) (shareholder proposal regarding plant closings).

In each of those no-action letters, the Division specifically relied on evidence of a widespread and public debate surrounding these issues as the basis for determining that the particular shareholder proposals did not constitute ordinary business. The proposals were deemed outside of the scope of ordinary business precisely because of widespread disagreements on, for instance, the appropriate response to analyst independence standards, the safety of genetically modified foods, and the need for an official response to plant closings. Similarly, given the widespread public debate concerning the dilutive effects of option compensation, it would be inappropriate for the Division to hold that the Proposal constitutes ordinary business.

Gibson Dunn further asserts that because the NYSE and Nasdaq have not yet adopted proposals regarding shareholder voting on equity compensation plans, the Proposal does not represent a significant policy issue. However, in considering whether or not a proposal presents significant policy issues, the staff does not rely on the ultimate adoption of particular regulatory proposals as dispositive. Rather, the Division considers the promulgation of these proposals themselves as evidence of substantive investor concerns and a widespread legislative or

regulatory debate, regardless of whether or not those proposals are ultimately adopted. *See, e.g.*, Pacific Telesis Group (Feb. 2, 1989) (noting "heightened state and federal interest in the social and economic implications of plant closings" as the basis for finding that a proposal was outside of the scope of ordinary business); Transamerica Corp. (Jan. 10, 1990) (finding golden parachute arrangements outside of the scope of ordinary business given the "public debate concerning potential anti-takeover, tax and legal implications of golden parachute arrangements"). The SEC, NYSE, Nasdaq, and accounting proposals described in the CREF Response clearly demonstrate that dilution through option plans raise substantive investor concerns.

Moreover, contrary to Gibson Dunn's assertions, the exhibits submitted in conjunction with the CREF Response clearly demonstrate that the controversy surrounding stock option dilution is not limited to the options granted to executives. In fact, a substantial number of the articles address the dilutive effect of stock options, an economic effect which occurs regardless of the job description of the option recipient. *See, e.g.*, "Pressure Is Increasing for Change on Options" *The New York Times*, Feb. 14, 2002; "Stock Option Overhang Levels Increased Significantly in 2000," *PR Newswire*, Jan. 4, 2002; "SEC to Toughen Rule on Option Plans," *The Washington Post*, Dec. 20, 2001; "Stock Options Come With a Cost," *The Denver Post*, Dec. 10, 2001; "Tech Giants Targeting SEC Stock Option Rule," *The Washington Post*, July 25, 2001; "Companies Resist SEC Option-Disclosure Plan," *The Seattle Times*, July 25, 2001; "The Danger of Stock Option Grants," *MotleyFool.com*, June 20, 2001; "Current Practices in Stock Option Plan Design," *Pension Benefits*, Apr. 2001; "When Good Options Go Bad; Issuing Special Stock Options to Keep Staff May Not Be the Best Answer," *Business Week*, Dec. 11, 2000; "Stockholders Should Force Options to Expire," *Investment News*, Mar. 20, 2000; "Dilution by Options Hits a New High: Investors Grow Concerned over Stock Incentives Squeeze on EPS," *Investor Relations Business*, Mar. 19, 2001.

Rather than "attempt[ing] to harness" the debate over executive compensation, many of the articles listed in the exhibits explicitly note that shareholders are not given the right to vote on "broad-based" option plans. These articles flag this absence of a voting requirement for non-executive option plans as itself an issue for investor concern. *See, e.g.,* "Do Stock Options Buy Silence?," *The New York Times*, Feb. 17, 2002; "Group is Close to Switching Its Stance on Stock Options," *The New York Times*, Feb. 9, 2002; "Kodak Schedules Shareholder Vote on Option Plans," *The New York Times*, Dec. 28, 3001; "Tech Giants Targeting SEC Stock Option Rule," *The Washington Post*, July 26, 2001; "SEC Chief Tilts at Rules on Stock Options," *The San Francisco Chronicle*, Nov. 15, 2000.

Finally, Gibson Dunn asserts that because some of the articles listed in the exhibits do not "support" shareholder voting requirements, they do not present evidence of a significant policy issue. However, the "unsettled nature" of the debate over the issue of shareholder voting actually proves that the debate is widespread and meaningful. In fact, if there were universal agreement on this subject and if compulsory shareholder voting rules had already been instituted by the NYSE and Nasdaq, the issue would be moot, and the Proposal would be pointless. An interpretation of the social policy exception that would require such universal agreement and regulatory policy implementation on the subject of shareholder proposals would render the social policy exception itself meaningless. Under the Division's interpretation of the social policy exception as demonstrated by numerous no-action letters, the proposals addressing issues that are the subject of "widespread public debate" and an "increasing recognition of ...significant social

and corporate policy issues" are simply not excludible under Rule 14a-8(i)(7) even if they address general employment practices. *See, e.g.*, International Business Machines Corporation (Feb. 16, 2000).

III. The Bright-Line Employment Policy Test Advocated by Gibson Dunn Is Inconsistent with the Division's Interpretation of the Ordinary Business Operations Exception.

The Rebuttal Letter argues that all proposals addressing general workforce employment practices are excludible as ordinary business. Gibson Dunn essentially advocates the position previously taken in the Cracker Barrel no-action letter that "proposals directed at a company's employment policies and practices with respect to its non-executive workforce" automatically fall within the scope of ordinary business operations. Cracker Barrel Old Country Store, Inc. (July 13, 1992). However, the SEC has unambiguously rejected this kind of bright-line interpretation of Rule 14a-8(i)(7). In 1998, the SEC explicitly reversed the Cracker Barrel position, and publicly announced that shareholder proposals on employment related policies will be considered on a case-by-case basis. In committing itself to a case-by-case analysis, the SEC confirmed that shareholder proposals regarding employment-related policies are not excludible as ordinary business if they address significant policy issues. *Amendments To Rules On Shareholder Proposals*, Release No. 34-39093 (Sept. 18, 1997) ("'the bright line' approach for employment-related proposals established by the Cracker Barrel position [will be] replaced by [a] case-by-case approach").

Acknowledging that this analysis might sometimes necessitate difficult distinctions between cases, the SEC adopted the 1998 policy to reflect its considered determination that the case-by-case approach is preferable to a bright-line test. The SEC concluded that "on the whole the benefit to shareholders and companies in guidance and informal resolutions will outweigh the problematic aspects of the few decisions in the middle ground." *Amendments To Rules On Shareholder Proposals*, Release No. 34-40018 (May 21, 1998). Thus, the SEC has acknowledged that its decisions under the "ordinary business operations" exclusion may not always be easy or self-explanatory. Nevertheless, it has made the deliberate determination that the importance of shareholder confidence and the need to reflect "changing societal views" justifies any potential uncertainty that may be caused by particular interpretations under the rule. Gibson Dunn's argument that all proposals addressing non-executive compensation should automatically be deemed ordinary business essentially amount to a reiteration of the Cracker Barrel position that has already been rejected by the SEC.

Even under existing Division precedent, there is no clear "line of demarcation" between executive compensation and non-executive equity based compensation under Rule 14a-8. The Division has specifically ruled that policies regarding stock option plans affecting non-executives fall outside of the scope of ordinary business operations if they raise significant policy issues. General DataComm Industries, Inc. (Dec, 9, 1998) ("it is our view that proposals relating to option repricing [for both executives and non-executives] no longer can be considered matters relating to a registrant's ordinary business").

Gibson Dunn further implies that a decision requiring Cadence to include the Proposal in its materials would make it impossible for the Division to "logical[ly] differentiate other forms of compensation" and would open the door to a "host of stockholder proposals concerning the adequacy and composition of rank-and-file compensation." However, the SEC's recently enacted rule regarding disclosure of "Equity Compensation Plan Information" provides a clear basis for distinguishing equity based compensation plans from other forms of compensation because such plans "may result in a significant reallocation of ownership in an enterprise between existing security holders and management and employees." *Final Rule: Disclosure of Equity Compensation Plan Information*, Release No. 33-8048 (Dec. 21, 2001). Thus, the SEC has already set forth the basis for a reasoned distinction between equity compensation plans and other forms of employee compensation, and the risk of a slippery slope phenomenon is minimal. Moreover, the volume and intensity of the widespread public debate concerning equity compensation plans, specifically option compensation plans, make this issue clearly distinguishable from other compensation issues.

IV. **Cadence's Argument that the Proposal Seeks to Dictate the Company's Choice of Accounting Methods Is Simply Inaccurate**.

The Proposal does not seek to dictate the Company's choice of accounting methods. Gibson Dunn erroneously argues that because we express a preference for a particular accounting approach in the Supporting Statement, the Proposal seeks to dictate the Company's accounting practices. However, any reasonable reading of the Proposal reveals that an affirmative vote for the Proposal is a vote for a shareholder approval requirement, not a vote for an accounting policy change. While some of the articles in the exhibits addressed accounting issues, these articles were unambiguously submitted as evidence of a widespread policy debate. Clearly these articles are not themselves separate CREF proposals.

V. **Conclusion**.

Given the widespread debate over equity compensation plans, the Company should not be permitted to exclude the proposal as ordinary business under Rule 14a-8(i)(7), nor under any of the other exceptions to Rule 14a-8.

Thank you for your time and attention to this matter. If you have any questions or need any additional information, please do not hesitate to call me at (212) 916-4232.

Sincerely,

Peter C. Clapman

cc: Smith McKeithen
Senior Vice President, General Counsel and Secretary
Cadence Design Systems, Inc.
2655 Seely Avenue
Building 5, MS 5A1
San Jose, CA 95134

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cadence Design Systems, Inc.
Incoming letter dated February 8, 2002

The proposal requests that Cadence Design's board submit to shareholder vote all equity compensation plans that would result in material potential dilution.

There appears to be some basis for your view that Cadence Design may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Cadence Design omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney Advisor

College Retirement Equities Fund
No-Action Response
Dated February 28, 2002
Regarding
No-Action Request by Cadence Design Systems, Inc.
Dated February 8, 2002

Exhibit 1

General Media Articles

Option Plans and Dilution Debate
Popular Media
(organized by date)

Publication	Title	Date	Author	Comment
Business Week	Too Much of a Good Incentive?	03/04/2002	David Henry, et. al.	"The truth is there has always been a cost for issuing options. When options are exercised, they add to the shares outstanding. That dilution drives down earnings per share. To combat dilution, many companies buy back large numbers of shares that their execs have exercised. That means companies have to lay out cold cash that then isn't available for investing in research and development and marketing."
The Washington Post	The Options Outrage	02/25/2002	Sebastian Mallaby	Describes accounting debate on proposed legislation in Senate.
The New York Times	Three-Decade-Old Echoes, Awakened by Enron	02/24/2002	Alex Berenson	"[H]ere are two big questions worth watching: How long will Enron linger over stocks, and stock prices?" "Will regulators finally force companies to report the cost of options as a real expense? Almost everyone who understands accounting agrees that the way companies account for options is a big joke."
The Boston Globe	Pension Reform; Push for New Laws Puts Business on Defensive	02/24/2002	Sue Kirchhoff	"The American Electronics Association is prepared to devote considerable time and resources to the [proposed legislation in the Senate]. Individual companies are calling members of Congress and preparing to send officials to Washington arguing that the current stock option policy is key to attracting talented employees and sparking innovation."
The San Francisco Chronicle	Bill Would Class Stock Options As an Expense	02/21/2002	Kelly Zito	Descriptive.
The Washington Post	Tech Firms Fight Shift in Rules on Options; Bill	02/20/2002	Jonathan Krim	"Of all the companies that make up the Standard & Poor's 500-stock index, only two—Boeing Co. and Winn-Dixie Stores Inc.—list options as a non-cash expense."

Publication	Title	Date	Author	Comment
	Would Have Them Counted as Expenses			as a non-cash expense." "Stock-option accounting is not central to the legal questions surrounding Enron's off-the-books partnerships and insider dealings, although Enron made liberal use of options. But it is related to the broader question of whether investors get a clear picture of a corporation's health by looking at its earning statements."
The Philadelphia Inquirer	Beating the Market Earns Fund Manager Right to Rag; Fund Manager Faults Most Stock-Option Plans	02/19/2002	Miriam Hill	Legg Mason Portfolio Manager Bill Miller stated that executives are "driven by an obsession with growth,…exacerbated by outrageous stock-option programs." "Miller said he planned to start voting against stock-option plans he considered unwise for companies he owned in his fund. He is even thinking about upping the ante by submitting for a vote proposals that are not already on the proxy statement, an unusual step among mutual-fund managers, who typically like to keep a low profile. He said he was encouraged to see that Jack Bogle, founder of Vanguard Group in Malvern, was pushing for similar activism."
Los Angeles Times	Major Fight Looms Over Options Accounting	02/18/2002	Rob Wells	Descriptive.
San Jose Mercury News	Tech Fears Enron Backlash: Reforms May Force Companies to Change How They Report Stock Options, Which Could Turn Profits Into Losses	02/18/2002	David A. Sylvester	Descriptive.
Australian Financial Review	Options Treatment Risks IT Profit	02/18/2002	Emma Connors	"The treatment of employee options has been caught up in the examination of regulatory and accounting issues prompted by the

Publication	Title	Date	Author	Comment
Financial Review	Drain		Connors	Enron collapse."
Fortune Magazine	Earnings Explained Don't Get Burned; You Can't Trust Companies. Can't Trust Auditors. Can't Trust Analysts. So Getting the Truth About Earnings is Up to You	02/18/2002	Shawn Tully	"Permitting companies to exclude the cost of stock options from GAAP is an accounting disgrace. Options cost investors money in the form of a steep dilution of their shares. The rules pretend options are free. The logic is purely political."
The New York Times	Do Stock Options Buy Silence?	02/17/2002	Jeffrey L. Seglin	"Of course, companies may decide to offer stock options for reasons having nothing to do with employee motivation. A company may find options more attractive than other incentive plans because it does not have to show the options as a cost on its financial statements. And broad-based plans do not need the same approval from shareholders as plans issued solely to the top five executives, thus allowing extravagant options packages for those top executives." "If holding stock options can cause an employee to turn a blind eye to corporate problems, and if companies are being driven to offer them over other incentives because of favorable accounting treatment, it's time to take stock. Companies must decide whether options are the best vehicles for motivating employees, when other measures actually pay for personal performance and do not reward silence."
Detroit Free Press	Levin Targets Stock Options; Citing Enron, Senator Wants Loophole Closed	02/14/2002	Ruby L. Bailey	Descriptive.
The New York Times	Senate Bill Could Stymie Stock	02/14/2002	Dawn Kawamoto	"Sen. Carl Levin, D-Mich., introduced Senate Bill 1940 in order to 'plug a corporate tax loophole' that allows companies to claim large

Publication	Title	Date	Author	Comment
Times	Options		Kawamoto	tax deductions without declaring the cost as an expense on earnings statements." "Currently, companies are allowed to claim a tax break on their stock options but do not have to charge them against their earnings as part of their compensation expenses. The bill would require them to charge options against their earnings." "Stock options are a stealth form of compensation because they do not, under current accounting rules, have to be shown as an expense on the corporate books even though they're treated as an expense to get a tax deduction," Levin said in a statement. "the result is a misleading picture of a company's finances." "Congress has long considered legislation to change the way stock options affect a company's bottom line and reduce the number of options that companies award to workers...But stock option reform has taken on a new urgency in wake of the Enron bankruptcy and demise." Levin: "These tax provisions incomprehensibly and indefensibly allow companies to tell Uncle Sam one thing and their stockholders something else." Council of Institutional Investors spokeswoman Peg O'Hara: "the size of option grants have gotten out of control, and a standard valuation method for the options is needed. There's a sense that if a company is not willing to take the expense off their bottom line, then maybe they shouldn't grant them." "Association for Investment Management and Research...recently surveyed nearly 2,000 of its members, and 80% said stock options are compensation and should be recognized as an expense on income statements rather than a footnote, according to the survey." "It's difficult to overstate the sweeping changes that a stock options bill would have on American companies and the national economy. If all of the Standard & Poor's 500 index companies accounted for

Publication	Title	Date	Author	Comment
				options as an expense, earnings would have plunged 9 percent in 2000, according to the most recent data by investment banking firm Bear Stearns."
The New York Times	Pressure Is Increasing for Change on Options	02/14/2002	David Leonhardt	"Companies, in reporting profits, now consider stock options to have no cost, but many receive large tax deductions when employees exercise them, much as corporations do for the salaries they pay." "...top officials at the Council of Institutional Investors, which represents many large pension funds and which opposed a change in the 1990's, have switched their position because they consider option grants to be out of control at many companies, said Sarah Teslik, the group's executive director." "When executives award options to themselves or other employees, they reduce the portion of the company that existing shareholders own, lowering the value of the stock." "In 2000, the list of companies whose option grants would have reduced their operating profits by at least 10 percent included AOL, Cisco, Disney, Gap, Halliburton, Hasbro, Louisiana-Pacific, Microsoft, Morgan Stanley Dean Witter, J.C. Penney, Pfizer, Staples, Starbucks and Tyco International, according to Bear Stearns."
St. Louis Post-Dispatch	Senators From Illinois Seek New Rules on Stock Options	02/14/2002	Steve Eder	Descriptive.
Toronto Star	U.S. Senate, Regulators Move to Shore Up Investor Confidence	02/14/2002	AP	Descriptive.
Dow Jones News Service	Big Investor Presses Companies	02/13/2002	Phyllis Plitch	Discussion of TIAA's proxy strategy.

Publication	Title	Date	Author	Comment
Service	to Bring Options Plans to Vote			"Companies listed on both exchanges can now sidestep shareholder input of the plan calls for options to be broadly distributed to employees, regardless of potential share dilution." "At the same time, a yet-to-be-published study by New York executive compensation consultants Pearl Meyer & Partners shows that potential dilution from option plans continues to rise. The review shows that average potential dilution from shares authorized for options at the top 200 companies hit a high of 16.32% in 2000, nearly double the potential dilution a decade earlier, when it stood at 8.34%" "The average vote against companies trying to adopt new stock option plans has steadily climbed over the years, reaching a historic high of 23.4% last year. That's nearly double the 12.1% average vote 10 years ago, not enough to knock out the plans, but enough to make corporate executives queasy. 'Shareholders are obviously showing a little more displeasure when companies are adopting plans that they don't feel are good for the company," said IRRC senior research analyst Drew Hambly. 'The majority of management-sponsored compensation proposals pass. But the number of people paying attention by opposing the plans—and not just rubber stamping proposals—is increasing.'"
The Boston Globe	On the Edge Tech Sector Feels Enron Debacle Raises Scrutiny of Accounting Practices	02/10/2002	Sue Kirchhoff	"James Chanos, president of Kynikos Associates, a New York private investment management firm, last week told a congressional panel that 'certain aspects of [accounting standards], particularly counting for stock options in the United States, are a fraud themselves."
The Boston Globe	Stock Options, Once a Rallying Point, Sullied by Excess	02/10/2002	Steven Syre	Descriptive.
The New York Times	Scandal's Ripple Effect: Earnings	02/10/2002		"Now, companies take tax deductions when their workers exercise options, but if three senators have their way, those companies will be

Publication	Title	Date	Author	Comment
Times	Under Threat			forced to compute the costs of option grants and deduct them from revenue. Most companies do not do this, referring to the costs of such grant s only in footnotes to their financial statements. "Because option grants have become so huge in recent years, changing the way companies account for them could put big pressure on earnings. According to Sanford Bernstein & Company, a brokerage firm in New York, the value of such grants at the nation's 2,000 largest companies rose to $162 billion in 200 from $50 billion in 1997. Bernstein estimates that if the nation's 500 largest companies had deducted the cost of options from their revenue, their annual profit growth from 1995 to 2000 would have been 6 percent instead of the 9 percent that was reported." "The three senators—Carl Levin, the Michigan Democrat; John McCain, the Arizona Republican; and Peter G. Fitzgerald, the Illinois Republican—are expected to introduce legislation this week requiring companies to deduct stock option costs from their revenue if they intend to take the tax deduction for options that are exercised." Mr. Fitzgerald "I am concerned that overuse of stock options could promote further the pump-and-dump syndrome that we've seen from companies like Global Crossing" "As a matter of course, corporate lobbyists will mount a feverish campaign to defeat such a bill. But after the Enron collapse, misleading accounting—an accurate description of the current treatment of stock options—is a no-no, and the lobbyists may be beaten back."
The New York Times	How Will Washington Read the Signs; Revived Debate on Stock Options	02/10/2002	David Leonhardt	Descriptive

Publication	Title	Date	Author	Comment
The New York Times	Group is Close to Switching Its Stance on Stock Options	02/09/2002	David Leonhardt	"If we can't vote on these things, then we have to punish them on the balance sheet," Ms. Teslik said. [Sarah Teslik, executive director for Council of Institutional Investors] "Advocates for shareholder rights say that the prevalence of stock options has diluted the holdings of long-term investors as boards have given executives large ownership stakes, often without the approval of other shareholders."
USA Today	Enron's Fall Fuels Push for Stock Option Law	02/08/2002	Matt Krantz & Del Jones	
Dow Jones Business News	Senators Probing Enron Will Try to Repeal Stock-Option Tax rule	02/07/2002		Discussion of legislative proposal
The New York Times	Enron's Many Strands: Weighing Laws	02/07/2002	Gretchen Morgenson	Proposed legislation on accounting for stock options: "Mr. Fitzgerald, Republican Illinois said 'In the wake of the Enron debacle, there is greater concern about the integrity of income statements and balance sheets,' Mr. Fitzgerald said. 'Now is the time for us to crack down on what appears to me to be misleading financial reporting."
Australian Financial Review	Soft Options Result in Hard Times	02/07/2002	Robert Samuelson	Chicago Tribune article on 02/01/2002.
The New York Times	Even Last Year, Option Spigot Was Wide Open	02/03/2002	Stephanie Strom	"The increase in options, however, imposes additional costs on shareholders; the more options granted, the lower the return for investors, since their holdings are, one way or the other, diluted." "According to a survey done in the third quarter of last year by Pearl Meyer & Partners, a human resources consulting firm in New York, the number of options granted by 50 major companies that will report their 2001 compensation this spring was up an average of 12 percent

Publication	Title	Date	Author	Comment
				from 2000." "That reliance [on options] has produced an overhang that dangles like a sword of Damocles over investors. Eventually, their stakes will be diluted—either when companies issue vast quantities of new shares to make good on option grants, or when they undertake share-repurchase programs that eat up cash they might use for operations." Mr. Kay, a consultant at Watson Wyatt Worldwide said "I've been in meetings of five boards that were very reluctant to go to shareholders to ask for more shares to underwrite options grants," he said. "They don't think they can justify it."
Financial Times	Comment & Analysis-Coming Clean	02/02/2002	Richard Waters	Mentions accounting for options
Chicago Tribune	Stock Options a 'Good Idea Gone Bad'	02/01/2002	Robert Samuelson, Washington Post Writers Group	Conflicts of interest, indexing, accounting: <u>Incentive effects</u>: "stock options foster a corrosive climate that tempts many executives, and not just those at Enron, to play fast and loose when reporting profits."
Dow Jones Energy Service (of Dow Jones Newswires)	Enron's Fall May Aid Push For International Stock Option Rules	01/31/2002	Phyllis Plitch	<u>IASB (International Accounting Standards Board)</u>—possible standard to treat employee grants as a corporate expense. "Supporters of a controversial international effort to forge new employee stock option accounting rules may have found a source of hope in an unlikely place: Enron Corp.'s (ENRNQ) accounting debacle."
Business Wire	Executives Nationwide Can Expect Smaller Bonus Payouts, Hewitt Study Shows; Stock Option Programs Becoming More	01/30/2002	Business Editors	<u>Dilution</u>: "[A study by] Hewitt Associates, a global outsourcing and consulting firm specializing in human capital management services …reveals that 'companies will experience higher 'run rates' (stock options granted divided by common shares and options outstanding, plus remaining shares in the pool), as more shares are needed to compete for top talent. In years past, a 1 to 1.5 percent annual run rate was common. However, organizations now are experiencing higher levels of dilution and run rates. In fact, nearly 20 percent of

Publication	Title	Date	Author	Comment
	Dilutive as Additional Shares Needed for Equity-Based Compensation			respondents are expecting to exceed a 2 percent run rate in their upcoming stock option grants."
Financial Post: Canada	OMERS to Tie Bonuses to Performance: Executive Stock Options	01/24/2002	Derek DeCloet	Concerning new proxy guidelines by the Ontario Municipal Employees Retirement System.
The Globe and Mail	VOX If Amazon.com Won't Respect its Stock, Why Should Investors?	01/23/2002		Dilution, buybacks "[T]he dilutive cost of options is not accounted for by simply suing diluted earnings per share. Because of the way diluted EPS is calculated, all options are not necessarily counted. Forecasting, furthermore, becomes a nightmare." "[T]o prevent dilution, the company has to buy back stock on the open market after options are exercised, and that will be a cash cost—in Amazon's case, a substantial cost, given its' laissez-faire attitude to option grants." "Companies that don't respect their share capital don't deserve the respect of investors."
PR Newswire	Stock Option Overhang Levels Increased Significantly in 2000	01/04/2002		Overhang: "average overhang rose from 13.0 percent in 1999 to 14.6 percent in 2000... Stock option overhang is defined as the number of stock options granted plus those remaining to be granted as a percent of a company's total shares outstanding."
The New York Times	Kodak Schedules Shareholder Vote on Option Plan	12/28/2001		"Eastman Kodak has scheduled a shareholder vote on its plan to revalue stock options after a 22 percent drop in the share price this year. Although it is not legally required to obtain the approval, Kodak said 'sound corporate governance' dictated the vote."

Publication	Title	Date	Author	Comment
				said 'sound corporate governance' dictated the vote."
Kansas City Star	Business World Needs More Honesty, Proper Oversight	12/25/2001	Dan Gillmor	"Rather than require honest treatment of stock options, which are compensation and should be reflected in earnings statements, FASB has backed down under pressure from the tech industry that relied so completely on options for so long."
The New York Times	The Corporate Concerns of Fund Managers	12/23/2001		"More than 70 percent of the 89 respondents, who together manage almost $1 trillion in assets, said they were unhappy about the rising number of stock options being issued to employees and the potential diluting effect, said Chuck Dohrenwend of Broadgate Consultants, a communications firm in New York that conducted the survey."
The Wall Street Journal	Deals and Deal Makers: New Rule on Disclosure of Options Helps Shareholders, Challenges Accounting Rules	12/21/2001	Michael Schroeder	"A new rule increasing disclosure of employee stock options is a victory for investor groups and may signal a renewed push for stricter accounting for options."
Miami Herald	Business in Brief	12/20/2001	Staff	SEC rule on disclosure of option plans: designed to combat what an SEC staff member referred to at the meeting as 'dilution in the dark.' Such dilution occurs when option plans, often adopted without shareholder approval, place so many additional shares in circulation that investors' holdings become less valuable."
The New York Times	SEC Widens Rule Covering Stock Options	12/20/2001	Stephanie Strom	"[A]ccording to a survey of 160 companies by iQuantic Inc., a research firm, 30 percent had non-shareholder-approved plans, up from 5 percent five years ago" Nell Minow, editor of The Corporate Library, a research firm in Washington, said "but my understanding is that some plans are potentially broad based but in application are far more narrowly focused.' In other words, companies may find ways to call a plan broad based even if it applies to relatively few people."

Publication	Title	Date	Author	Comment
The Washington Post	SEC to Toughen Rule on Option Plans	12/20/2001	Albert B Crenshaw	"[D]ilution issue 'is critical to understanding the value of a company,' said Mercer Bullard, who heads Fund Democracy, an advocacy organization for mutual fund investors. Disclosure 'is a great thing for investors who want to see not only the underlying value of the [company's] assets, but how the pie is going to be cut up,' he said' Pitt said that the commission's goal was "to assist investors in understanding what was done in plans that were adopted without their approval"
San Jose Mercury News	SEC Vote on Options Favors Investors: Firms Told to Make Details More Clear	12/20/2001	Mark Schwanhausser	Descriptive of regulatory landscape
Bloomberg News	SEC Set to Vote on Making Companies Disclose Option Information	12/18/2001	Vicky Stamas and John Rega	Small business support: "'This is the right kind of thing for the SEC to do, to make all the information shareholders need available to them," said Brian Borders, president of the Association of Publicly Traded Companies, a Washington lobbying group for mostly small and mid-sized businesses.
PR Newswire	Broad, Global Coalition Opposes Revisiting Employee Stock Options Accounting Debate	12/13/2001		"Today the International Employee Stock Option Coalition (IESOC), a group of more than 70 associations and companies representing a diverse range of industries, submitted a letter in opposition to the G4+1 discussion paper on accounting for employee stock options."
Denver Post	Stock Options Come With a Cost	12/10/2001	Kris Hudson	Dilution, accounting treatment
Business Wire	Analysts, Portfolio Managers Want Employee Stock Options Expensed on Income	11/19/2001		"More than 80 percent of financial analysts and portfolio managers around the world who responded to a survey believe any stock options granted to employees are compensation and should be recognized as an expense in the income statements of the companies that grant them. Conducted by the Association for Investment Management and

Publication	Title	Date	Author	Comment
	Statements, Global AIMR Survey Shows			Research, the survey measured the views of 1,944 AIMR members, including equity and fixed income analysts for investment management firms (26 percent of respondents) and brokerage houses (15 percent0, as well as those who manage portfolios for institutional or private clients (38 percent) "Our survey results were remarkably consistent across geographical regions and investment disciplines," said Rebecca McEnally, CFA, vice president of AIMR's advocacy program. "Analysts and portfolio managers clearly want to see employee stock options treated as an expense in the income statement."
Market Watch	Time to Look at Stock Options' Real Cost	10/21/2001	Gretchen Morgenson	"Sanford C. Berstein & Company, a brokerage firm, estimates that the value of option awards at the nation's 2,000 largest companies was $162 billion last year, up from $50 billion in 1997." "Since 1993, studies from Wall Street to Washington have shown that pushing these expenses off the income statement has inflated corporate earnings and misled investors about profits, particularly at technology concerns. Options are also a titanic but stealthy transfer of wealth from shareholders to corporate management." "Andersen and Deloitte & Touche…say options should be charged to a company's income statement, and many Wall street accounting analysts agree."
Market Watch	Time to Look at Stock Options Real Cost	10/20/2001	Gretchen Morgenson	Accounting Treatment
San Jose Mercury News	Proposed Accounting Rule Would Affect Corporate Earnings; Global Panel Takes up Stock Options	10/15/2001	Mark Schwanhausser	International accounting

Publication	Title	Date	Author	Comment
	Debate			
San Jose Mercury News	International Accounting Board Recommends Changes in Stock Options Procedures	10/14/2001	Mark Schwanhausser	International accounting
The Washington Post	Tech Giants Targeting SEC Stock Option Rule	07/26/2001	Anitha Reddy	'There is concern by a lot of investors that companies are out there granting stock options without ever having gotten shareholder approval to do so,' said Mark Borges, an attorney in the SEC's Division of Corporation Finance. 'Nobody knows how widespread this activity is. One way to find out is to adopt our disclosure rules.'"
The Seattle Times	Companies Resist SEC Option-Disclosure Plan	07/25/2001	Neil Roland	Peter Romeo, an SEC counsel and stock-options expert, said many companies object to the SEC plan because 'it would crimp their ability to hand out stock options by arousing shareholder interest"
Buffalo News	Options for All Once the Exclusive Privilege of Executives, Stock Options Now are Perks for Ordinary Workers	07/17/2001	Fred O. Williams	"Nearly one-third of companies in a survey offer them to rank-and-file workers, according to the Society for Human Resource Management." "And while they are still primarily a high-tech industry phenomenon, options are catching on elsewhere. Perhaps that's partly because they cost nothing to the company that grants them, aside from the dilution of its stock value."
Fortune	This Stuff is Wrong	06/25/2001	Carol J. Loomis	"But a sub-scandal is the lack of a charge against earnings when stock options are issued. Companies go along as if these things are free, when actually they cost the shareholder enormous amounts."
MotleyFool.com	The Danger of Stock Option Grants	06/20/2001	Bill Mann	"[O]ptions are not free to current investors, as they dilute present and current earnings per share"
Business Wire	Towers Perrin Study Shows	06/20/2001		Increased use of stock options internationally

Publication	Title	Date	Author	Comment
	Global Increase in Use of Stock Options in Company Pay Programs			
Market Place	Future May be Uncertain for Technology	06/20/2001	Gretchen Morgenson	Tax and accounting treatment
The Miami Herald	Powerful Paychecks	06/11/2001	Patrick Danner	Couple of paragraphs on shareholder approval, quoting TIAA CREF
The Asian Wall Street Journal	Use of Stock Options Spins Out of Control-Now a Backlash is Beginning to Brew-Pendulum Swings Too Far	06/05/2001	Ruth Simon and Ianthe Jeanne Dugan	"[T]en option plans were shot down by shareholders last year, up from three in 1997" "[T]echnology companies with the most generous stock-option plans saw their share prices drop an average of 45% last year, compared with a 4% increase in market value for companies that kept their programs in line with industry averages, according to a study released in April by Watson Wyatt Worldwide, a compensation and benefits consulting firm in Washington."
The Wall Street Journal	Options Overdose—Use of Stock Options Spins Out of Control; Now a Backlash Brews	06/04/2001	Ruth Simon and Ianthe Jeanne Dugan	Citrix: "In the Citrix matter, shareholders were unhappy with the stock-option plan because it allowed the company to issue so many additional stock options that it could have diluted their interests by 73%, according to an analysis by the Investor Responsibility Center." Even consultants who helped companies develop ever-more-generous stock option plans say the pendulum has swung too far. Concedes Pearl Meyer, president of Pearl Meyer & Partners, 'We've overdosed'" <u>Shareholder concern</u>: "Where most stock plans used to sail through with little dissent, 22% of shareholders who voted registered their opposition to option plans in 2000, says Drew Hambly, a senior research analyst at the Investor Responsibility Research Center in Washington, a corporate-governance research group. Ten option plans

Publication	Title	Date	Author	Comment
				were shot down by shareholders last year, up from three in 1997." "Technology companies with the most generous stock-option plans saw their share prices drop an average of 45% last year, compared with a 4% increase in market value for companies that kept their programs in line with industry averages, according to a study released in April by Watson Wyatt Worldwide, a compensation and benefits consulting firm in Washington."
BusinessWeek	Employee Stock Options are Still Hot	05/28/2001		"America's 200 largest corporations are allocating a record 15% of their shares to employee stock options, despite the poor showing of the markets. Experts expect the growth trend to continue in 2001."
The San Diego Union-Tribune	Shareholders in Grumpy Mood- Executive Pay, Golden Parachutes Are Raising Hackles	05/27/2001	Ellen Alt Powell	Voting dilution "when options are exercised, they often increase a company's total outstanding shares, which means that earnings per share fall. And over time, they shift ownership and voting power toward company insiders and away from outside shareholders."
Dow Jones Business	Shareholders Are Submitting More Proposals On Executive Compensation	05/16/2001	Eileen Alt Powell	See article above.
Dow Jones	Investors Question Executive Compensation After Share Prices, Profits Slump	05/15/2001	Eileen Alt Powell	See article above.
Financial Executive	Stock Options: Emerging Trends	05/01/2001		"Of all the companies offering stock options, nearly 44 percent pushed them all the way down to the non-exempt level in 1999, versus 34 percent in 1998"

Publication	Title	Date	Author	Comment
Pension Benefits	The Structure and Performance Consequences of Equity Grants to Employees of New-Economy Firms (abstract)	05/2001	Christopher D. Ittner	"This result implies that grants to lower-level employees can be counterproductive, and is inconsistent with claims that broad-based equity programs that cover all employees have a desirable impact on shareholder value."
Securities Week	Nasdaq Presentation of Issues in Stock Option Study Challenged	04/30/2001		Descriptive
The New York Times	Market Watch; Holding Executives Answerable to Owners	04/29/2001	Gretchen Morgenson	Shareholder opposition to companies' stock option plans that dilute existing owners' stakes is also rising. Ms Bowie [director of corporate governance at the Investor Responsibility Research Center] said that back in 1988, only 8.5 percent of the votes opposed stock option plans. Last year, opposition had risen to 21.8 percent. These pockets of agitation may fire up the shareholder revolt against company executives and directors who were cavalier with stockholders' assets in recent years.
Market Watch	Employers Dodge a Bullet That Their Workers Can't	04/15/2001	Gretchen Morgenson	Tax treatment of options
Pension Benefits	Current Practices in Stock Option Plan Design	04/2001	National Center for Employee Ownership	Findings of a 2000 survey from the National Center for Employee Ownership: "In our 2000 survey, we found an increase in the dilution caused by stock option grants. In 1998, the average dilution rates of currently issued and outstanding options was 12.6% in 2000,.this increased to 14.9% "We found only a few variations from the overall average of 76% of hourly employees who will actually receive options or the 81% who are eligible."

Publication	Title	Date	Author	Comment
				"We found that three-quarters of the companies allocate ongoing options awards at least every two years. Similarly, about 31.8% of ongoing grants and 28.3% of new hire grants go to non management employees, with little variation across industry."
Directors & Boards	Stock Options and Optimal Overhang	03/22/2001	Ira T. Kay	"[S]tock options represent a potential future issuance of shares, creating dilution and forcing downward pressure. Stock options also increase the volatility of stock prices, which puts further downward pressure on stock prices." "[S]tock option overhang increased at an annual growth rate of 10.3%--from 5.4% in 1989 to 13.4% in 1999;. Preliminary data from the Investor Responsibility Research Center shows overhang levels of 14.6% for 2000. "Option-holders gain if the stock goes up but, unlike stockowners, they do not lose if the stock goes down. Options actually increase in value as the company becomes riskier—creating an incentive to increase strategic risk and ultimately stock price volatility. This generally has a negative impact, especially when combined with greater earnings volatility." "Prior research...on the relationship between executive pay and acquisitions, found that companies whose executives held large options grants relative to their stock ownership made poorer acquisitions that increased the volatility of their stock prices, relative to lower-option/higher-ownership companies." "Companies with high levels of dilution may face stiff opposition from shareholders when seeking approval for stock-based incentive plans. Many institutional shareholders have guidelines to review or vote against plans when a company's total potential dilution exceeds 10% or 15%. Generally, companies with high potential dilution can expect greater opposition when presenting otherwise similar stock plan proposals to shareholders than companies with lower dilution....In general, the higher the total potential dilution the greater the opposition."

Publication	Title	Date	Author	Comment
				"Shareholder opposition to stock plan-related proposals is significantly higher when the total company dilution is 20% or higher."
Investor Relations Business	Dilution by Options Hits a New High: Investors Grow Concerned over Stock Incentives' Squeeze on EPS	03/19/2001	Editorial Staff	"Dilution of stocks due to equity-based compensation is growing steadily—and it's causing increasing levels of investor concern." IRRC Director of Corporate Governance Carol Bowie...Ironically, most companies first introduced stock option plans because they were good for shareholders. But increasing levels of option suggests that companies are now going too far, *she said.*" "[O]ptions lead to greater volatility because executives are motivated to take greater risks like engaging in aggressive acquisitions even though deals don't tend to create value for the buyer in the long run." (research by Ira Kay) "Options motivate executives to buy back too many shares. They take on excessive debt which leads to volatility,"
The New York Times	A Benefit for the Few Weighs on Many	02/25/2001	Gretchen Morgenson	"Ira Kay, national director of compensation consulting at Watson Wyatt Worldwide, thinks corporate America's stock-option binge of recent years is a big contributor to the Nasdaq plunge. "[R]esults of a recent study by Watson Wyatt...found that, even before the Nasdaq fall, companies making the biggest option grants produced lower total returns to shareholders and higher levels of stock price volatility." "The study, which examined option grants and stock price moves at 850 of the nation's largest companies, concluded that the heavy use of stock options had motivated executives to pursue riskier business strategies, like adding debt and making high priced stock buybacks. These moves produced bigger swings in the share prices, which are not in the best interests of stockholders. "But options have a hidden cost: The more there are, the less valuable the underlying stock becomes, because options increase the number of shares that must compete for a companies earnings. This lowers

Publication	Title	Date	Author	Comment
				earnings per share" "In 1998 and 1999, companies with the highest growth in option overhang produced much lower total returns to shareholders than those with slower option growth.
Electronic News	Are Tech Stocks Losing Value?; Employee Incentives Might Deter Investors	02/12/2001	Marie Eve Demers	Descriptive.
PR Newswire	TIAA-CREF Urges Nasdaq, NYSE to Require Shareholder Approval of Option Plans; Other 2001 Corporate Governance Initiatives Also Announced	02/7/2001		Coverage of TIAA-CREF concerns.
Chicago Tribune	Outgoing SEC Chief Urges Shareholder Say on Stock Grants	01/28/2001	Kathy Kristof	"'Whether you call, write, fax or e-mail, make your voice heard in the debate over so-called shareholder dilution rules,' he [Levitt] says. 'The value of your investments are at stake.'" "'It goes to the credibility of our markets,' Levitt said in a recent interview. 'It's shareholders' money. To make a grant of their money to executives without shareholder approval is just plain wrong.'" Voting dilution: "A recent study by benefits consulting firm Watson Wyatt Worldwide found that the average corporate stock-option plan dilutes the voting clout of existing shareholders by 13 percent. In the technology industry, the reduction is roughly 23 percent. What the dilution costs individual investors in dollars is tough to calculate. But

Publication	Title	Date	Author	Comment
				institutional investors such as banks and mutual funds say the cost is high enough to require shareholder oversight." <u>Policy importance</u> "'What's at stake is the rightful balance between shareholder and management interests and, in the end public confidence,' said Nasdaq spokesman Scott Peterson."
The Economist	Called to Account: Stock Options and Pooling Can Damage Shareholders' Wallets	01/27/2001		"There is no rationale for not treating stock options as an expense. Except that if you did, it would have a greater impact than Greenspan resigning, the election and another financial crisis rolled into one." Thus a senior figure at a large investment bank, many of whose high-tech clients pay their people mostly in options. "All the facts seem to suggest that stock options should be included in the profit-and-loss account"
Dow Jones News Service	Levitt Goes Too Far on Stock Options	01/18/2001	Neal Lipschutz	"In his recent letter urging 'prominent institutional and individual investors and investor advocates' to comment to Nasdaq on proposed new rules in the area, the SEC chief said: 'Fundamental fairness requires that shareholders have the ability to approve stock option plans that include option grants for officers and directors. In addition, shareholder approval of any plan that materially dilutes their ownership interest is a matter of basic corporate fairness."
Business Wire	Towers Perrin Says More Companies are Using Stock Options to Attract and Retain Employees; 'New Economy' Practice Now affecting 'Old Economy Companies'	01/16/2001		Descriptive

Publication	Title	Date	Author	Comment
Investor Relations Business	Companies Increase Cash in Compensation	12/18/2000	Editorial Staff	Dilution
Financial Times	The Americas: SEC Closer to Proposing Tougher Stock Option Rules	12/13/2000	John Labate	Levitt: "[This] is shareholder money officers and directors are using to pay themselves, " he told a corporate governance conference in New York. "Shareholders should not be diluted in the dark."
Business Week	When Good Options Go Bad Issuing Special Stock Options to Keep Staff May Not Be the Best Answer	12/11/2000	Louis Lavelle	Dilution: "Existing shareholders are the big losers when workers get special option grants. Each new share granted to employees leave the old stockholders with a smaller piece of the company."
The San Francisco Chronicle	SEC Chief Tilts at Rules on Stock Options	11/15/2000	Kathleen Pender	"A soon-to-be-released study by the National Association of Stock Plan Professionals shows that nearly 22 percent of companies have some stock-option plans that are not subject to shareholder approval. And of those, just half disclosed their unapproved plans in their proxy statements."
Fortune	The Bad News About Options	11/13/2000	Bethany McLean	Tax and accounting, dilution "[F]or those who watch cash flow from operations as an indication of a business's health, options-related cash may be making the core business look heartier than it is" "[T]here's something worrisome about a business this enormous that escapes investors' notice. Not to mention one that isn't always, as Ciesielski puts it, 'used for the benefit of shareholders.'
Investor Relations Business	Stock Options are Diluting Investors' Earnings	10/23/2000	Editorial Staff	Descriptive

Publication	Title	Date	Author	Comment
	Earnings			
Market Watch	Options Seem to be Coming Home to Roost	10/08/2000	Gretchen Morgenson	Pat McConnell, an accounting analyst at Bear, Stearns, estimates that earnings among the companies in the Standard & Poor's 500-stock index were overstated by 6 percent, on average, last year because of generous option grants
The Wall Street Journal	Fight Erupts over Stock-Option plans—NYSE, Activists Are in Struggle Over Shareholder Control	10/02/2000	Phyllis Piltch	"'We believe it particularly audacious for the NYSE to request a three-year extension of the rule," Greenway Partners LP Managing Director Gary K. Duberstein wrote in a comment letter to the SEC. It 'allows the dilution of existing shareholder value through the adoption of certain stock-option plans without a shareholder vote,' the investment fund said.
Business Week	A Time of Reckoning for Stock Options	09/11/2000	Mara Der Hovanesian	"Companies don't have to count the cost of stock options against profits. Eventually, though, their dilutive impact will be felt: If computer-networking companies, for example, had deducted the fair value of options in 1999, operating income would have been 29% lower, according to Bear, Stearns & Co.
The Houston Chronicle	Study Says Broad Based Stock Option Plans Cost Shareholders Little	8/28/2000		"Giving stock options to most employees not just top executives, has a negligible impact on shareholder returns, according to the biggest study yet on broad-based stock option plans"
Pittsburgh Post-Gazette	Stock Options Begin to Filter Down to Corporate Rank-and File, Study shows	08/15/2000	Patricia Sabatini	Descriptive
Inc.	Getting a Life	08/2000	George Gendron	"[A] new study provides the first substantial and credible evidence that broad based stock-option plans appear to pay for themselves. When companies institute them, performance improves enough that the effect of dilution are neutralized, and the existing shareholders wind up doing

Publication	Title	Date	Author	Comment
				as well as, or better than, they did before the issuance of the options."
Inc.	Pays	08/2000	Bo Burlingham	The researchers found that productivity improved dramatically following the institution of an option plan—by 16% when the companies were compared with all non-BBSOP public companies and by 18.3% when they were compared with non-BBSOP companies in their industries. The companies' return on assets also improved significantly—by 2.5% compared with the larger group and by 2.05% compared with companies in the same industry. The researchers caution that the results do not necessarily mean that BBSOPs directly caused the improved performance." "The performance of the firms using broad-based stock options appear to equal or exceed the dilution that these plans initially would have caused," the report says.
The Wall Street Journal	Tech Companies' Liberal Use of Stock Options Could Swamp Investors, Drain Firms' Resources	07/28/2000	Robert McGough and Rebecca Buckman	Dilution and accounting—buy backs: Joseph Carson UBS economist. "To Mr. Carson, some technology companies will face a huge drain on their resources if they try to buy back enough stock to offset the flood of employee stock options washing their way, as many technology companies have done. 'Clearly they're spending money on labor that could have gone into other forms of investment that would make their companies stronger in the long run, ' he says. What if the companies don't buy back stock to offset the shares issued to employees? Then 'dilution is a problem,' he says, as per-share earnings are reduced—not by lower income, but by the swelling number of shares across which that income is spread."
The Wall Street Journal	Stock Options Pad Cash Flow of Technology Highfliers	07/17/2000	Robert McGough	Tax and accounting treatment: "It's widely known that the cost of most employee stock options isn't reflected on the income statement….Less well-known is that companies eagerly record the cost of employee stock options as an expense on corporate tax returns, which saves them taxes."
The Straits Times (Singapore)	Shareholders' Concerns are	07/15/2000	Felisa Batacan	Issue is international.

Publication	Title	Date	Author	Comment
(Singapore)	Dilution and Disclosure: Stock Options			
CFO Magazine	Riding the Bull	06/2000	Ronald Fink	"[C]ritics contend that while options reward management and shareholders alike when stock prices rise, the risk is borne exclusively by the latter, because shareholders alone experience actual losses if the price of the underlying stock falls and the options expire worthless" VanHandel, CFO of Manpower Inc stated "from an overall corporate standpoint, [option grants] really are a hidden cost" "[C]ompanies that depend heavily on option grants report inflated earnings growth. A recent study by the Federal Reserve Board estimates the inflation to amount to roughly 1.5 percent annually." "That dilution is reflected in the difference between basic earnings per share and diluted EPS on the income statement." Study by the Federal Reserve Board found that "the average company now spends about 40% of its net income mitigating dilution from option grants, which, together with dividend payments, leaves only about 20 percent of earnings to reinvest in the business"
InformationWeek	Is Citrix On Shareholders' Side? Did Company Executives Delay Announcing An Earnings Shortfall Until They Had Confirmed Their Stock-Option	06/26/2000	William Schaff	Citrix Systems

Publication	Title	Date	Author	Comment
	Plan?			
The New York Times	Hidden Costs of Stock Options May Soon Come Back to Haunt	06/13/2000	Gretchen Morgenson	Dilution "Trouble is, the more options there are, the less valuable the stock becomes. Options carry significant costs. One is that companies must buy back million s of their own shares to offset the stock they have dispensed to employees at much lower princes in option programs. If they do not repurchase stock, there will be so many shares on the market that the company's earnings, on a per-share basis, will plunge. This is known as dilution." "In the past three years, for example, Dell Computer bought back 3.6 billion worth of stock to reduce share dilution. In the period, Dell's net income totaled a little over $4 billion. The money Dell put into buy-backs might have gone into research and development" Buybacks "A 1999 study by J. Nellie Liang and Steven A. Sharpe, researchers at the Federal Reserve Board, found that in 1998 the 140 largest non-financial companies in the United States expended 40 percent of their earnings to buy back shares, up from 17 percent of earnings used to do so in 1994. The study noted that large companies have borrowed money or run down financial assets to finance repurchases." "About one-third of companies have programs offering options to lower level workers as well as executives, according to Pearl Meyer & Partners, an executive compensation consulting firm in New York." "Now that many share prices are falling, options will harm the value of a company's shares even more than they did when stocks were higher, Mr. McGurn of Institutional Shareholder Services said. That is because executives' option grants are typically based on a dollar figure, say $2 million, rather than on a number of shares. A falling stock price means more shares dispensed to the executive in an option grant." "As manager compensation has depended more on stock options, keeping the share price rising—and options in the money—has become paramount. Walter P Schuetze, former chief accountant for the enforcement division of the Securities and Exchange Commission,

Publication	Title	Date	Author	Comment
				says the prevalence of accounting gimmickry at many American companies is in part a result of the increasing popularity of options. He said "The amount of management compensation tied to the stock price is huge…And it is driving corporate managers to make their numbers so the compensation gets even higher." "An academic study by David Aboody, assistant professor of accounting at the University of California at Los Angeles, and Ron Kasznik, associate professor at Stanford University's business school, found that executives manage the disclosures of corporate news to increase the value of their options. The study will be published in the Journal of Accounting and Economics.
Investment News	Stockholders Should Force Options to Expire; What Dilutes Earnings, Twists the Social Fiber, and Rewards Any Little Success Extravagantly? The Way Top Executives are Paid, of course	03/20/2000	John C. Bogle (founder of Vanguard Group in Malvern Pa)	Dilution: "The amount of potential earnings dilution is huge. One analyst estimates that reported earnings on Standard & Poor's 500 Stock index would be reduced by 50% when diluted by the exercise of existing options, raising today's adjusted price-earnings ratio to more than 60 times. Corporate shareholders are giving too much, and getting too little in return."
Insights	The NYSE Wrestles with Shareholder Approval of Stock Option Plans	03/2000	Eric D. Roiter (Senior Vice President and General Counsel for Fidelity Management and Research Company in Boston, MA. Member of the	Dilution: "When a company issues shares to persons exercising stock options, it reallocates ownership interests in the company between existing shareholders and corporate management. Those who exercise stock options do not pay a price proportional to the corporate ownership rights they acquire, because they exercise options only when their purchase price is lower than the current market value of the company's shares. The 'deficit' is made up by existing shareholders, whose ownership rights in the company are diluted and transferred to corporate management and employees. In economic terms, stock options are currency taken—not out of a company's balance sheet—but out of shareholders' wallets"

Publication	Title	Date	Author	Comment
			NYSE Shareholder Approval Task Force)	"According to one recent study, among 10 companies in the S&P 500 with the greatest amount of options outstanding (as a percentage of shares outstanding), only three outperformed the S&P's cumulative return of 110.9 percent in the period from 1996 to 1998."
Investor Relations Business	Stock Options May Rile Investors: Increasing Shareholder Activism Likely to Center on Executive Pay	01/24/2000	Staff Reports	Dilution
Newsbytes	Stock Options Could Flatten Investors	10/26/1999	Matt Krantz	Dilution
Market Watch	When an Expense is Not an Expense	09/12/1999	Gretchen Morgenson	Tax and accounting issues; stock option accounting treatment allows companies that use option plans to "effectively overstate their earnings....So the widespread use of options not only hypes corporate earnings, it cuts companies' tax bills and Treasury receipts."
Business Finance Mag	An Ounce of Prevention	08/1999	Richard H. Gamble	"Executive compensation specialist Towers Perrin reports that nearly all Fortune 1000 companies now include stock options in executive pay packages. And options are no longer exclusively an executive perk. The percentage of companies granting stock options to all employees jumped from 17 percent in 1994 to 46 percent in 1997, according to a study of 1,000 public companies conducted by ShareData Solutions." Notes accounting treatment, dilution potential <u>Investor concern</u>: "Institutional Shareholder Services, a proxy advisory firm, now recommends that shareholders reject more than 20 percent of new stock option proposals because of dilution, and shareholders are heeding such advice… [C]ertain key institutional

Publication	Title	Date	Author	Comment
				investors have adopted a policy of voting against option grants that would result in an overhang greater than 10 percent."
Market Watch	Rumblings of an Avalanche	08/15/1999	Gretchen Morgenson	"Bob Gabele, director of insider research at First Call/Thomson Financial, calculated all the option grants made by companies in the Nasdaq 100 stock index from 1994 to 1998. A staggering 4 billion shares were granted, worth $220 billion at recent prices. That amounts to roughly 9 percent of the market value of the entire Nasdaq 100 index." Baruch Lev, professor of accounting and finance a t NYU's Stern School of Business: "Firms in the last four to five years increased debt significantly, mainly to repurchase stock so they can provide it to managers and employees...so debt is very high, the market slows down, people are dumping their shares..."
The Economist	The Trouble with Share Options	08/07/1999		"[E]ven if accounts do not show it, options may in practice impose a cost on shareholders by diluting a firm's existing equity. Options that are not set off against corporate income inflate reported profits, perhaps by as much as 50%. If they were treated as an expense, recorded profit growth would be lower."
The Economist	Share and Share Unalike	08/07/1999		"Last year, Apple Computer granted shares and options equal to nearly 18% of its total shares. Pacificare Health Systems made grants of 13% and Lehman Brothers awarded almost 12%. Lehman's total outstanding equity allocations to executives and other employees amount to over half its shares. Only Merrill Lynch, another Wall Street giant, has committed a higher proportion of its shares to equity incentives: nearly 53%. Fifteen of America's largest 200 companies have set aside more than a quarter of the shares they usually have outstanding."
The Wall Street Journal	Stock-Option Policy From the Big Board Gets Interim Approval	06/09/1999		Descriptive.

Publication	Title	Date	Author	Comment
Workforce	Overdoing Stock Options May Depress Returns for Shareholders	06/1999	Scott Hays	Dilution.
Business Week Online	Special Report: Executive Pay	4/19/1999	Jennifer Reingold and Ronald Grover	Dilution. "[T]he value of new option-grants is already up 17% over last year, even as the soaring market makes old ones more valuable. And since some 40% of large companies grant options for a fixed number of shares, according to compensation consultant Towers Perrin, the median they use as a comparison when setting their own CEOs' pay corkscrews even higher. "Dilution is another lien on the future that the love affair with options has ignored. While many companies have pushed options down the ranks while simultaneously showering the boss, the potential dilution has increased rapidly…"
The Wall Street Journal	Big Board May Alter Stock-Option Policy to Calm Shareholders	03/24/1999		Descriptive.
Los Angeles Times	Market Savvy; Savvy Confidential: A Briefing for Investors: Stock Option Plans May Face New Hurdle	03/19/1999	Bloomberg News	Descriptive.
Investor Relations Business	Finding the Sweet Spot on Employee Stock Options	02/15/1999	Staff Reports	Dilution.

Publication	Title	Date	Author	Comment
Pensions and Investments	Institutional Investors Contest NYSE Proposal	01/25/1999	Phyllis Feinberg	Dilution/descriptive.
Investor Relations Business	NYSE Reconsiders Option Plan	10/12/1998	Matthew Greco	Descriptive.
The Wall Street Journal	Big Board Approves Tighter Definition of Stock-Option Plan	10/02/1998		Descriptive.
Regulation Law & Economics	NYSE Board Acts to Liberalize Proposed Changes to Delisting Rule	10/02/1998		Descriptive.
The New York Times	The Markets: Big Board Considers Revision of Rule on Stock-Option Plans	10/01/1998	Adam Bryant	Descriptive.
The Wall Street Journal	Big Board Might Give Shareholders More Say About Executive Stock Options	09/30/1998	Joann S. Lublin and Greg Ip	Descriptive.
Fortune	Is the Big Board Ignoring Investors?	09/28/1998	Herb Greenberg	Descriptive.
Investor Relations Business	Options for Everyone?	08/03/1998	Matthew Greco	"A recent study by the National Center for Employee Ownership estimates that at least 3,000 U.S. companies—a 600% increase from 1991—how have 'broad based" programs that could provide options to

Publication	Title	Date	Author	Comment
				more than six million workers." Descriptive.
Investor Relations Business	Heard on the Street?	07/20/1998	Matthew Greco	Descriptive.
Maclean's	Hooked on Options	06/08/1998	Ross Laver	Dilution (Canadian).
Mergers & Acquisitions Report	NYSE Reverses Itself on Shareholder Approval	06/01/1998	Matthew Greco	Descriptive.
Investment Dealers Digest	After Institutional Outcry, the NYSE Rethinks Its Listed-Firms Options Policy: Shareholder Groups Contend Stock Option Plans Can be Manipulated	05/25/1998	Jed Horowitz	Descriptive.
The New York Times	The Markets; Big Board to Seek Comment on Executive Stock Plans	05/23/1998	Adam Bryant	Descriptive.
Forbes	Stock Options Are not a Free Lunch	05/18/1998	Gretchen Morgenson	Accounting, tax, dilution. "According to a survey by ShareData, 45% of companies with option plans and 5,000 or more employees now grant options to all their workers… At smaller companies of course, the devotion to stock

Publication	Title	Date	Author	Comment
				options is even greater: 74% of companies with less than $50 million in sales offered stock option plans to 100% of their workers." "Though the options don't count as cost, they are a mortgage on future earnings."
The Wall Street Journal	Heard on the Street	05/13/1998	Elizabeth McDonald	Dilution: "A new study by Bear Stearns, however, indicates that option grants would completely wipe out corporate profits and operating income at some fast growing high technology companies, which tend to rely heavily on generous option grants to attract top talent." Pat McConnell, senior managing director at Bear Stearns: "As companies increasingly rely on stock options to compensate workers, not expensing them inflates corporate earnings and thus overstates companies' performance, which leads to higher stock prices, which leads to more valuable options,"
Investor Relations Business	NYSE Opens Option Loop Hole	05/11/1998	Philip Scipio	Descriptive.
Employee Benefit News	Mass Stock-Option Grants Seek to Prove True Benefit	05/01/1998	Craig Gunsauley	Kodak institutes broad-based plan. Dilution risk. Accounting treatment.
ACA Journal	Some Second Thoughts on Options	Spring 1998	Adam Bryant	"Data compiled by Strategic Compensation Research show that the percentage of 'no' votes is rising against management proposals to issue more stock options. Of 1,072 companies requesting option authority over the last year, roughly a quarter of them received 'no' votes totaling more than 20 percent of outstanding shares. At 35 companies, the 'no' votes represented more than 40 percent of the shares outstanding. At several companies, including Electroglas Inc. and Omni Multimedia Group, proposals for stock-option plans were voted down."

Publication	Title	Date	Author	Comment
				"Those numbers also understate the backlash against stock options, said Mr. Wagner of Strategic Compensation Research. Many companies, sensing that they are likely to suffer an embarrassing defeat, will pull back a stock-plan proposal before putting it to a vote. Five years ago, any opposition was rare." Voting dilution: "Such programs are not only transferring large sums of wealth from shareholders to insiders, said Nell Minow, a principal at Lens Inc., an investment management firm. They are also shifting the voting power that goes with those shares to insiders, giving them greater ability to drown out dissident voices in proxy votes." "At the annual meeting in Boston last month of the Academy of Management, for example, William Gerard Sanders, a professor of strategic management at Brigham Young University, said he found statistical evidence that big stock-option packages for top executives tended to increase the frequency of acquisitions and divestitures." Sanders said "when top executives get options, the evidence suggests they start experimenting. "At the same meeting in Boston, two management professors—Edward J. Zajac of Northwestern University and James D. Westphal of the University of Texas at Austin—said they found that a narrow focus on a single indicator of performance, like the stock price, tended to result in tunnel vision that sacrificed other measures of performance, like sales, net earnings, return on assets or return on equity."
The New York Times	New Rules on Stock Options By Big Board Irk Investors	04/22/1998	Adam Bryant	Problem: "Institutional investors say they now expect many of the 3,046 companies on the Big Board to take the path of least resistance and simply roll their executive option plans into a broader plan, thus avoiding a shareholder vote." "Of the 2,532 proposals for new or additional stock plans made by companies in the last 18 months, roughly a quarter received 'no' votes from investors totaling more than 20 percent of outstanding shares according to Strategic Compensation Research Associates, a New York consulting firm. Although it is rare, several companies saw their

Publication	Title	Date	Author	Comment
				proposals voted down by a majority of shareholders. That figure would be higher, except that many companies drop their proposals before putting to a vote if they sense that they are likely to encounter a lot of opposition, said Richard H. Wagner, president of the firm." "Sarah Teslik, executive director of the council of Institutional Investors, said, "If shareholder oversight is stripped away, no area is more ripe for abuse than executives enriching themselves at shareholders' expense via option grants."
The New York Times	Feeding the New Work Ethic	04/19/1998	Adam Bryant	"Options used to be given only to top executives, but they are now handed out to roughly 50 percent of midlevel professionals at major companies, and many surveys show that at least 1 in 10 of the companies offer them to most of their employees"
Business	Council Raises Concerns Over Stock Options Trend	04/01/1998	Reuters	General discussion, call for indexing.
Journal of Business Strategy	Stock is No Longer Optional	March/April 1998	Pearl Meyer	Descriptive.
Forbes	The Buyback monster	11/17/1997	Matthew Schifrin and Stephen S. Johnson	Buybacks to counter dilution from stock option plans.
Directors and Boards	Executive Pay—Then, Now and Ahead	09/22/1997	John Balkcom & Roger Brossy	Dilution, overhang.
The New York Times	Some Second Thoughts on Options	09/21/1997	Adam Bryant	See same article above in ACA Journal.

Publication	Title	Date	Author	Comment
Business Week	Executive Pay	04/21/1997	Jennifer Reingold	Mention of dilution.
USA Today	Stock Options Rile Some Shareholders	12/18/1996	Tom Lowry	IRRC "surveyed 61 institutional investors and asked how many would vote against a stock option plan that create potential dilution of greater than 10%. Some 77% said they would vote no, up from 58% in 1995."
CFO The Magazine for Senior Financial Executives	Stock Buybacks: The Other Repurchase Option	08/1996	Steve Bergsman	Buybacks to prevent dilution from option programs.
Business Week	Options for Everyone	07/22/1996	Kerry Capell	Dilution.
Investor Relations Business	Proxy Season Redux: Stock Authorization	05/27/1996	Matthew Greco	Dilution.

EXECUTIVE PAY

TOO MUCH OF A GOOD INCENTIVE?

Stock options, symbols of a compensation system gone haywire, are coming under new scrutiny

TURMOIL IN FINANCE

Stock options. The very term conjures up the promise of the heady 1990s. They were the juice that helped fuel what was then called the dot-com revolution. They were a powerful magnet that few could resist: Remember the torrent of seasoned executives at old-line companies who left solid career tracks for giant slugs of stock options at tiny, unproven entrepreneurial companies? Large corporations, too, doled out options in ever-increasing quantities to keep their bright execs from fleeing to greener pastures. For a time, with the bull market raging, everyone, it seemed, was either getting options or trying to.

The craze seemed to validate some basic tenets of a newly energized economy: Executives and, later, workers of all levels, were all too eager to accept options in lieu of raises, cash bonuses, or even salaries. The theory was that by taking such a risk, managers and workers alike would work harder, achieve superior performance, and strike it rich when options soared well past their strike prices to dizzying heights. Economists and corporate governance experts also embraced the concept: Since options only pay off big if a stock rises, the interests of managers who receive options grants would be more closely aligned with shareholders' interests, and they would be motivated to do whatever it took to boost productivity, profits, and shareholder return.

Overall, what the U.S. got in the '90s is exactly what options promised: faster productivity growth, a sharp focus on innovation, and higher share prices. Even with the market slide of the last two years, the S&P 500-stock index has roughly tripled since the beginning of the '90s. It's impossible to gauge how much of those gains can be attributed to the use of options. Still, there's little doubt that options played a huge role. "On average, stock options were good for the typical American company and the U.S. economy," says Ira T. Kay, compensation practice director at Watson Wyatt & Co.

Despite their benefits, stock options are coming under new scrutiny, causing companies, investors, and regulators to rethink how, when, and in what quantities they should be doled out in the future. The punishing bear market, along with accounting scandals at Enron, Global Crossing, and a host of other companies, are transforming the once-blessed stock options into potent symbols of executive abuse and a compensation system gone haywire.



As the excesses of the '90s are laid bare, it's becoming clear that options played a central role at numerous companies. Options grants that promised to turn caretaker corporate managers into multimillionaires in just a few years encouraged some to ignore the basics in favor of pumping up stock prices.

Add to that the controversy over the way options are accounted for on corporate income statements—and treated by Uncle Sam. Under current accounting rules, companies are not required to record any expense when they pay their execs and employees with options, unlike other forms of compensation like salary or stock grants. At the same time, when employees exercise options, companies derive huge tax benefits (page 40). The combination of those benefits skews the corporate incentives towards offering up oodles of options to executives, well past the point where new grants are needed to motivate better performance—and even further past the point where outside shareholders suffer serious dilution.

Now, as one former highflier after another comes tumbling down to earth, there is a growing chorus in Washington and among shareholder activists to introduce new regulations or tighten up loose rules now governing options grants. On Feb. 13, Senator Carl Levin (D-Mich.) and Senator John McCain (R-Ariz.) introduced a bill that would close an accounting loophole that lets business deduct the cost of employee stock options from corporate taxes. If successful, the new push for regulation could rewrite the '90s playbook for compensation that virtually all S&P companies now follow. And while such changes would iron out some of the abuses, if taken too far, they also threaten to

How Options Skew The Bottom Line... ...And Lower Taxes

Some argue that issuing options artificially boosts earnings because companies do not have to account for them as an expense. At the same time, options provide huge corporate tax deductions.

	EARNINGS REDUCTION IF OPTIONS HAD BEEN EXPENSED 1996-2000*
AOL TIME WARNER **	75%
VIACOM	66
NVIDIA	40
BAKER HUGHES	35
MEDIMMUNE	31
LUCENT	30
PHARMACIA	28
CISCO SYSTEMS	26
BOISE CASCADE	17
BLACK & DECKER	14

	AMOUNT OF TAX BENEFIT IN 2000 MILLIONS
MICROSOFT	$2,066
CISCO	1,397
LUCENT	1,064
DELL	929
INTEL	887
AOL TIME WARNER	711
MERCK	538
SPRINT	424
ENRON	390
APPLIED MATERIALS	387

* Based on cumulative earnings, after special charges

** Excludes options for Time Warner, which was acquired by AOL in Jan. 2001

Data: Jack Ciesielski, R.G. Associates Inc., Jane Adams and Alain Pelanne at Credit Suisse First Boston



a.
b.
c.
d.

PHOTO-ILLUSTRATION BY ALBERTO MENA/BW

weaken options' powerful lure to motivate managers and workers alike.

The issues swirling around options are complex and there appear to be no easy answers. One question that investors and governance experts are asking is just how many options CEOs and top managers should be able to pocket. Today, the 200 biggest companies by revenue allocate more than 16% of their outstanding shares for options, with the heaviest ownership at the top, according to Pearl Meyer & Partners. That's double the percentage allocated a decade ago. Moreover, CEOs now get about 60% of their total pay from stock options—with only minimal performance standards for most. Executives often stand to make a fortune so long as they provide steady earnings growth. And that encourages gaming the system through accounting gimmicks. "It's really very easy to abuse," says Chris Wiles, president of Pittsburgh-based mutual-fund managers Rockhaven Asset Management.

That tendency may get worse. With the market no longer moving ever upward, many CEOs seem to be trying to compensate by demanding even bigger grants for the next year. So, even smaller rises in share price will provide equally huge rewards. Today, too many companies hand out options like "candy kisses," says compensation expert Pearl Meyer of New York. "We overdosed."

When the market was soaring, concerns about the downside of options were dismissed. The truth is there has always been a cost for issuing options. When options are exercised, they add to the shares outstanding. That dilution drives down earnings per share. To combat dilution, many companies buy back large numbers of shares that their execs have exercised. That means companies have to lay out cold cash that then isn't available for investing in research and development and marketing.

That's why many shareholder activists and some investors want options expensed as a current cost, when they are granted. The impact would be huge; only two S&P 500 companies, Boeing and Winn-Dixie, reduce reported earnings by their expense. Indeed, one study estimates that AOL Time Warner's earnings would have been reduced as much as 75% over five years if options were expensed.

Critics insist companies that dole out big lumps of options are having their cake and eating it, too. Why? Because not only can they avoid expensing the costs, they get huge tax deductions when employees exercise options. Cisco has gotten tax breaks sometimes exceeding its reported net income, while Microsoft got a $2.1 billion tax break as a result of exercised options, according to a Credit Suisse First Boston study. Critics say that's just one more corporate giveaway.

With reform in the air, some companies aren't waiting for Congress and the accounting rulemakers to rethink their options programs. Boeing not only counts its options expenses against earnings, but the aerospace company has gone an important step further, crafting an additional plan to more carefully align employee and shareholder interests over the long term. Boeing issues "performance share" units that are convertible to common stock only if its stock appreciates 10% annually for five years.

Other companies are also making big changes. Niall FitzGerald, co-chairman of Unilever, the Anglo-Dutch consumer products company, has created a system in which options do not vest unless Unilever achieves total shareholder returns over a rolling three-year period that are above the median for a group of 20 peer companies, including Coca-Cola, Nestlé, and Procter & Gamble. If returns are in the top third of the group, the options vest in full. "Our philosophy," says FitzGerald, "is if we are capable of beating them in the marketplace, then we are capable of beating them in shareholder value and you will be rewarded accordingly."

Similarly, General Mills Inc. links its grants, as well as bonuses and matches to 401(k)s, to the prior year's performance. "We're constantly rethinking all of this," says Mike Davis, General Mills vice-president of compensation. No doubt General Mills will have plenty of company as Corporate America starts to reconsider its compensation incentives—before the government and investor activists do it for them.

By David Henry and Michelle Conlin in New York, with Nanette Byrnes and Michael Mandel, Stanley Holmes in Seattle, and Stanley Reed in London

Regulation, if taken too far, could weaken the powerful ability of options to motivate managers and workers alike



Sebastian Mallaby

Columnist



The Options Outrage

By Sebastian Mallaby
Monday, February 25, 2002; Page A23

Back in 1996 John Perry Barlow -- Wyoming cattle rancher, Grateful Dead lyricist, cyber-guru -- penned the classic statement of high-tech arrogance:

"Governments of the Industrial World, you weary giants of flesh and steel, I come from Cyberspace, the new home of Mind. On behalf of the future, I ask you of the past to leave us alone. You are not welcome among us. You have no sovereignty where we gather."

In light of the Enron scandal, it is worth recalling that outburst.

You see, Barlow was speaking for a time when the high-tech folks of Silicon Valley were stomping all over government. Emboldened by the hype and glory of ballooning stock prices, they demanded that the Internet be exempt from tax; that antitrust laws and decency laws and copyright laws be suspended when it suited them (but not otherwise); and, just as crucially in retrospect, that an obscure regulatory body called the Financial Accounting Standards Board (FASB) bow down before them.

A couple of years before Barlow spoke, the digerati staged a "Rally in the Valley" to protest the accounting board's plans to make companies report the cost of employee stock options. The valley's leaders, who could no more survive without stock options than they could live without cell phones, gave their employees time off to attend; they laid

a 50-piece marching band to play the Notre Dame fight song; they railed against the clueless old-economy dopes who dared question their mastery. Rep. Anna Eshoo, a California Democrat, showed up to denounce the "idiotic proposal" advanced by an "agency that wears a very thick green eyeshade." Pretty soon, Silicon Valley's friends in Congress were threatening to strip FASB of its authority unless it down. The options rule was duly diluted.

The result has been ridiculous. Because the final rule allowed companies to relegate the cost of options to their footnotes, many reported spectacular earnings that were fictitious. Yahoo reported a profit of $71 million in 2000, but the real number after adjusting for the cost of employee stock options was a loss of $1.3 billion. Cisco reported $4.6 billion in profits that same year; the real number was a loss of $2.7 billion. Enron used the options loophole to overstate earnings in 2000 by $93 million. John Doerr, a leading valley venture capitalist, used to puff that Silicon Valley had pulled off the fastest-ever legal creation of wealth. Thanks to strong-arm lobbying, it was legal.

You might think that Silicon Valley by now would have learned humility. The tech bubble has popped; the accounting practices of many valley firms have been exposed as slippery. What's more, a new international accounting standards board has recommended that options be reported the same way that salaries are -- just as FASB's experts originally suggested. Financial sages have spoken out on the issue. In his 1998 report to the shareholders of Berkshire Hathaway, Warren Buffett posed the simple question: "If options aren't a form of compensation, what are they?"

In a sane world, the Enron scandal would provide the impetus to close the options loophole. Sen. Carl Levin has introduced a bill that would do that. But the same folks who buried sanity before remain at large. The American Electronics Association is frothing at the mouth, spreading false rumors about the bill and declaring that there's no way ordinary employees will get options if companies are required to count their cost like other forms of pay. By that logic, it's mysterious that ordinary employees get paychecks. What's more, these lobbies still have friends in Congress. Last time around, Sen. Joe Lieberman led the fight to obfuscate options; this time, his staff expert on the issue accuses Levin of "really amazing subterfuge" and insists that you can't report options like earnings because there's no good way to value them. Actually, two economists named Fischer Black and Myron Scholes invented a way of pricing options that is widely accepted, and Scholes got a Nobel Prize for it.

The point here is not that options should be the top post-Enron priority. Even though companies don't have to put the costs of options in their income statements, they do have to report them in their footnotes, so smart investors can recalculate the earnings if they want to. But the options fight is important for a different reason. It shows how lobbies ready to squash post-Enron reform, and how powerful congressmen may

help them. Even Lieberman, an intelligent man who has presided over some of the best Enron hearings in Congress, has a staff member who's stuck in the deluded bubble-think of John Perry Barlow.

February 24, 2002

MARKET WATCH

Three-Decade-Old Echoes, Awakened by Enron

By ALEX BERENSON

Sometimes it's hard to care about Enron (news/quote).

The endless investigations. The faux outrage of politicians who not so long ago were gladly on the company's dole. The partnership deals, so complex that even a diligent reader cannot help feeling lost but all adding up to fake profits and hidden losses.

Most of all, the refusal of Kenneth L. Lay, Jeffrey K. Skilling and everyone else involved in the whole sorry scandal to take responsibility. It is apparently too much to expect that anyone will say: I was wrong. I apologize. I accept punishment for my actions.

This is American business at its worst, a slick lawyered mess.

Unfortunately, investors have no choice but to pay attention. For better and worse, Enron's impact is rippling over Wall Street and Washington. As the scandal unfolds, here are two big questions worth watching:

How long will Enron linger over stocks, and stock prices?

Many investors want to believe the pall will dissipate quickly. Several strategists have published reports suggesting that concerns about corporate accounting should not stop stocks from rallying.

But history suggests that they are too optimistic. The last time a big,

well-known company collapsed as fast as Enron was in 1973, when the Equity Funding Corporation of America, supposedly a fast-growing insurance and mutual fund company, was found to be riddled with fraud and fell apart in weeks.

Like Enron, Equity Funding's collapse threw into high relief the potential conflicts of interest in auditing. "What the Equity Funding scandal tells America's stockholders is that the certification of corporate figures in the annual reports they receive may very well be meaningless," Ray Dirks, an analyst who helped uncover the fraud, wrote later.

And, like Enron, Equity Funding collapsed when stocks were far from cheap and the economy appeared unsteady. So it may be worth recalling that Equity Funding's demise coincided with one of the worst stretches ever for stocks. When the company filed for bankruptcy on April 5, 1973, the Standard & Poor's 500- stock index was at 108.52. Nine years later, it was 114.73.

Of course, Equity Funding was far from the only reason that stocks stagnated. Inflation and slow growth dogged the economy for much of the 1970's. The United States seemed to be losing its competitiveness. But Equity Funding's collapse discouraged investors from buying stocks for years.

Will regulators finally force companies to report the cost of options as a real expense?

Almost everyone who understands accounting agrees that the way companies account for options is a joke.

They got away with this because they convinced Congress and big investors that it was in everyone's interest to encourage companies to give their employees an ownership stake.

That may be true in theory, especially if the grants are modest. But giant grants, which can enrich top executives enormously for only a year or two of good stock performance, may actually encourage executives to bend accounting rules. Several companies under close scrutiny for their accounting practices, including Computer Associates and Tyco International (news/quote), have also been criticized as having the most overpaid executives in America. Why worry about the future when the present is so lucrative?

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The Boston Globe, February 24, 2002

The Boston Globe

February 24, 2002, Sunday ,THIRD EDITION

SECTION: BUSINESS; Pg. D1

LENGTH: 1316 words

HEADLINE: PENSION REFORM;
PUSH FOR NEW LAWS PUTS BUSINESS ON DEFENSIVE

BYLINE: By Sue Kirchhoff, Globe Staff

BODY:
WASHINGTON - Business lobbyists are scrambling to head off a broad array of Enron-inspired legislation that would expand federal regulation of everything from corporate pension plans to **accounting** standards to **stock options.**

The push for tighter federal laws has come as a rude shock to the corporate community, which had not expected to be fighting a rear guard battle under a Republican administration. It also comes on the heels of a frustrating year that included the death, rebirth and limbo of an economic stimulus bill that includes generous business tax breaks.

The multibillion-dollar question now is whether business has enough clout to kill or water down the "Enron legislation," or whether public outrage - and political concerns - will push lawmakers to overcome partisan differences and stiffen business oversight.

"There is no bill that we would find acceptable at this point," said Dorothy Coleman, vice president for tax policy at the National Association of Manufacturers, one of those leading efforts to head off pension legislation. Lobbyists have been holding standing-room-only meetings to share information and strategy. "The concern of our members is overwhelming," Coleman said. "The possibility of some very damaging impacts to the pension system is very high."

At the same time, a recent poll by the Pew Research Center for the People & the Press found 60 percent of Americans were following the Enron story fairly closely. The company's bankruptcy, questionable bookkeeping practices, and the loss of millions of dollars in employee 401(k) plans has increased concern about the security of retirement savings.

"We need to reform America's pension system," said Democratic Senator Edward M. Kennedy of Massachusetts, who will shape a bill as chairman of the Health, Education, Labor and Pensions Committee. "More and more workers have seen virtually their entire retirement savings wiped out as a result of bankruptcies and corporate mismanagement."

Lobbyists from a wide spectrum of industries are focused on fending off proposals to tighten regulation of 401(k) plans. Under the plans, workers contribute their own cash to tax-deferred investment accounts. Employers can match the employee contribution with their stock or cash. Companies receive tax benefits for stock donations, and also use them to help

control share prices.

Enron employees lost millions of dollars as the energy company slid toward bankruptcy and the value of company stock in 401(k) plans tanked. Workers were required to hold Enron-donated stock until age 50. But employees - at the urging of corporate leaders - voluntarily bought additional stock, keeping it even as the price plunged. Adding to the controversy, the company locked down its retirement plan for a period last fall while it was changing plan administrators, preventing employees from selling even if they were eligible to do so.

President Bush wants a three-year limit on the amount of time firms could force workers to hold stock. His plan would also require a 30-day notice of lockdown periods. House Republicans will use the Bush plan as their starting point, but say it is too early to predict possible changes as it moves through Congress.

Kennedy is writing a somewhat tougher measure that includes the three-year time limit, but would also bar companies from both donating stock and offering stock as an option in 401(k) plans. Many Democrats want to go further and cap the amount of stock in any one company that workers can hold in retirement accounts to ensure they diversify.

"Where does it come down so that you don't improperly curb the ability to invest?. . . We ought to put a cap on [stock purchases] if it is a retirement vehicle only," said Massachusetts Democrat John F. Tierney, a member of the House Education and the Workforce Committee.

Kennedy has so far been resisting a hard cap, signaling it would be difficult to administer and tough to get enacted, given White House opposition. Many businesses oppose not only caps, but a three-year limit on holding stock.

The National Association of Manufacturers, US Chamber of Commerce, American Benefits Council and dozens of other business groups have formed a coalition to fight the pension bill. They hope lawmakers will be sensitive to business assertions that new rules could force companies to curtail benefits - a charge consumer groups reject.

Boston's Fidelity Investments has been making the rounds on Capitol Hill to express its interest and concern about pension legislation, aides said. The White House plan contains a provision, supported by Fidelity in the past, to make it easier for firms to offer investment advice to workers as long as they disclose any conflict of interest. Many Democrats oppose that language.

While the business community believes it has a chance of altering or killing a pension bill, some in the accounting industry are less sanguine about the odds of heading off new laws or federal rules. Legislation is in the works to bar accounting firms from also providing certain consulting services to clients, require companies to disclose more information, and set up a new oversight body and increase funding for the Securities and Exchange Commission.

Given the controversy over accounting firm Arthur Andersen's role in Enron's collapse, lawmakers who have helped the industry in the past are standing back. There are also splits in the profession. But some lobbyists believe legislation tightening regulation of the accounting industry is a near-certainty this year.

James Castellano, chairman of the American Institute of Certified Public Accountants, told a congressional panel his industry would "take the necessary steps to restore public confidence in the accounting profession and capital market system, and will work with Congress to develop meaningful public policy reform."

Underscoring that point, the Bush administration reiterated last week that it would act even if Congress didn't.

"If legislation fails, or takes too long for passage and enactment, we would be faulted for not taking steps to minimize the likelihood of another Enron," said SEC chairman Harvey Pitt.

On another track, the high-tech community is mobilizing against a bill to require companies to more fully disclose the value of employee stock options. Companies now must report options, used heavily by the technology sector, only as a footnote in earnings reports. Michigan Democratic Senator Carl Levin, a sponsor of the bill, cited research that showed corporate profits could fall 5 percent or more if stock options were deducted from earnings.

The American Electronics Association is prepared to devote considerable time and resources to the issue. Individual companies are calling members of Congress and preparing to send officials to Washington arguing that the current stock option policy is key to attracting talented employees and sparking innovation.

Industry lobbyists are prepared "to take whatever time we need to kill it," said John Palafoutas, AEA senior vice president for legislative policy. "There may be only three or four members of the House or Senate that ever had a stock option in their life. When you're dealing with a universe that never had experience with it as more than an academic exercise, it's a little bit tougher."

These are not the only business proposals on the table. Others include tougher penalties for securities fraud, a new look at derivatives, and an examination of corporate tax breaks.

"They [business] thought this was finally the year they were going to get their business tax cut," said Kevin Hassett of the American Enterprise Institute, a conservative think tank. Instead, "Washington is getting set to regulate even more. The level of frustration is going to be pretty high."

Sue Kirchhoff can be reached by e-mail at kirchhoff@globe.com.

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The San Francisco Chronicle FEBRUARY 21, 2002, THURSDAY,

The San Francisco Chronicle

FEBRUARY 21, 2002, THURSDAY, FINAL EDITION

SECTION: BUSINESS; Pg. B1

LENGTH: 908 words

HEADLINE: Bill would class stock options as an expense

SOURCE: Chronicle Staff Writer

BYLINE: Kelly Zito

BODY:
Five years ago, some of the world's most prominent technology firms helped vanquish legislation that would have forced them to deduct stock option compensation from their reported earnings.

If the measure had become law, it could have radically altered the sunny financial picture of Silicon Valley during the dot-com boom. It didn't, and the boom resumed. But now, the over stock options is looming again, this time in the jetwash of the Enron debacle. Under a bill introduced in the U.S. Senate last week, firms that claim tax deductions for stock option compensation would also have to report the compensation as an expense on the income statements they publish for shareholders. If approved, the legislation could erase millions of dollars in corporate profit each quarter and push some companies into the red. The Senate could vote on the bill as early as next week; it would then move to the House of Representatives.

In response, technology trade groups that count Microsoft, Oracle, Cisco and AOL Time Warner among their members have lined up against the measure and are busy lobbying members of the Senate.

While stock options have been used for decades to compensate executives, only more recently have firms -- largely high-tech companies -- disbursed them widely to rank-and-file employees. Those firms say options are a useful way to align employees' interests with those of shareholders. Options also allow fledgling companies to attract top-flight talent while preserving precious cash.

A stock option allows the holder to buy stock from a company at a set price at a future date.

As it stands now, companies may -- but are not required to -- report stock option compensation as an expense on the financial statements they publish.

Whether or not they report the expense to the public, they can get a tax deduction for the expense. They say the deduction is justified because their employees pay income taxes on stock option compensation.

The result is that a slew of firms, including the bankrupt energy trader Enron, have been able to inflate earnings and avoid paying federal taxes, according to Sens. John McCain, R-Ariz., and Carl Levin, D-Mich., who proposed the bill.

"Like other **accounting** gimmicks, off-the-books **stock option** pay coupled with a large tax deduction doesn't pass the smell test, because we all know that 'off the books' means stealth compensation that is harder to track and easier for insiders to abuse," Levin said in a speech on the Senate floor last week.

Levin and others said eliminating the stock option "double standard" will clear some of the murkiness surrounding corporate health -- one of the many financial issues that have taken center stage post-Enron.

"It's a good idea -- it fosters transparency," said Louis Kokernak, senior equity strategist with Martin Capital Advisers in Austin, Texas. Stock "is another form of compensation, so it's fair game."

According to a recent study by Bear Stearns & Co., large public companies' earnings would be reduced by 9 percent on average, based on year 2000 financial results, if the legislation becomes law. For the technology industry, which has traditionally doled out more stock options than other sectors, the drop could be more significant.

In the year ended June 30, Microsoft's tax benefit from options was worth $2.07 billion, or 28 percent of the Redmond, Wash., softwaremaker's net income, according to its annual filing with the Securities and Exchange Commission. The company's net income was $9.42 billion that year. A spokeswoman for Microsoft declined to comment on the bill.

San Jose's Cisco Systems Inc., the Internet equipment-maker, listed its benefit as $1.4 in its fiscal year 2001. Cisco officials did not return a call seeking comment.

Charles Schwab Corp., the biggest discount brokerage firm, had a $330 million tax benefit from stock compensation plans in fiscal 2000, representing 46 percent of its net income.

Not surprisingly, trade groups supported by those companies offer many reasons why the legislation should be blocked.

For one, they contend stock options aren't actual compensation, but an incentive to improve performance over time. Also, they say it could hurt companies' ability to invest in their their future.

"If this goes through, it's going to make it very, very costly for companies to offer employee stock options, and the people who are going to be harmed the most will be the rank and file," said Mark Nebergall, president of the Software Finance and Tax Executives Council, a trade group backed by Microsoft, Oracle, PeopleSoft and Adobe.

Given its many high-powered opponents, the bill faces an uphill fight. However, even Nebergall admits that the legislation may prove more resilient than a similar measure proposed in 1997.

In addition to the boost it may receive from the Enron investigations, the bill has the apparent support of the Council of Institutional Investors, a group of more than 200 pension funds and investment firms. The group, which had originally supported current accounting rules, has indicated that it will reverse its position.

"While we're still confident (the bill will be defeated), we're less so than in 1997," Nebergall said. "There's an Enron hysteria now, and it's getting mixed up with that."Chronicle news

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The Washington Post, February 20, 2002

The Washington Post
washingtonpost.com

The Washington Post

February 20, 2002, Wednesday, Final Edition

SECTION: FINANCIAL; Pg. E01

LENGTH: 1411 words

HEADLINE: Tech Firms Fight Shift In Rules On Options; Bill Would Have Them Counted as Expenses

BYLINE: Jonathan Krim, Washington Post Staff Writer

BODY:

Technology executives are mobilizing to block congressional efforts -- a reaction to the Enron Corp. scandal -- to change how companies account for stock options, a coin of the high-tech realm that some worry may distort a corporation's true financial picture.

In the past week, trade groups representing tech giants such as Microsoft Corp., Intel Corp., Cisco Systems Inc. and AOL Time Warner Inc. have organized conference calls with top executives to plot strategy to defeat any changes. A bipartisan bill authored by Sen. Carl M. Levin (D-Mich.) would force companies to count stock options as an expense if they also count them as deductions in determining their taxes.

The bill could reduce the earnings that many companies report by millions of dollars, in some cases meaning the difference between showing a profit and posting a loss.

At issue is whether stock options, which are offered to managers and employees as compensation, must be listed as an operating expense. An option gives the holder the right to buy a stock from the company at a certain price at a future date. In 1994, after a furious lobbying campaign, the technology industry won a ruling that options need not be counted against earnings. The Financial Accounting Standards Board (FASB) merely recommended that options be reported on the bottom line and gave companies the alternative of listing their outstanding options in a footnote on their earnings reports.

Of the companies that make up the Standard & Poor's 500-stock index, only two -- Boeing Co. and Winn-Dixie Stores Inc. -- list options as a non-cash expense.

Stock-option accounting is not central to the legal questions surrounding Enron's off-the-

books partnerships and insider dealings, although Enron made liberal use of **options.** But it is related to the broader question of whether investors get a clear picture of a corporation's health from looking at its earnings statements.

Take Cisco Systems Inc., the Silicon Valley networking giant. For the fiscal year ending June 30, 2000, it reported operating income of $ 4.6 billion. But had the cost of options been factored in, its operating income would have been $ 2.74 billion, according to an analysis by the brokerage firm Bear Stearns & Co.

Seibel Systems Inc., a Silicon Valley software company, is a more startling example. For the fiscal year ended in December 2000, the company reported operating income of $ 359 million. But if it factored in its option expenses, it actually lost $ 50 million, the analysis showed.

Bear Stearns found the aggregate operating income of S&P 500 stocks in 2000 dropped about 8 percent when adjusted for stock-option compensation. Yet stock-option compensation is growing by as much as 65 percent a year, studies show.

"How big a beast is . . . hidden stock compensation?" asked Jack Ciesielski, a Baltimore-based accountant in his newsletter the Analyst's Accounting Observer. "Think of King Kong."

When a company issues a stock option, it fixes its value at a "strike price," which is usually the market value of the stock on the day the person is given the option.

If the strike price is $ 10, the employee is given the option to buy the stock at a later date for that same $ 10. Thus, if an employee has options for 100 shares and the stock has risen to $ 20, the employee can exercise the options by buying the stock at $ 10 and selling it immediately at $ 20, for a gain of $ 1,000.

On the other hand, if the stock is trading below $ 10, the options have no value. Options cost companies money because if the stock rises, the firms could sell the shares on the open market for more than the strike price exercised by the employee.

Technology executives argue that the current system gives start-up companies a way to attract top talent without tapping precious cash in their incubation days, when they are likely to have little income. In those cases, options often are priced well below the price a new stock might trade at when it goes public, making them potentially more valuable than ordinary salary to an employee. This is the way a generation of Internet moguls and venture capitalists became millionaires.

Moreover, these firms say stock options represent a successful management tool that links employee compensation to a company's performance, as reflected by its stock price. And they resent the effort to lump options accounting in with the numerous suspect business practices at Enron.

But some critics say the current system distorts earnings and helped fuel the investor bubble in technology stocks in the late 1990s that burst in the spring of 2000. In some cases, companies issued options at a faster rate than they accumulated income, meaning that if options had been treated as expenses, the rate of earnings growth would have declined, a trend that might have led investors to avoid the stocks.

Arthur Levitt Jr., the former head of the Securities and Exchange Commission, has said his biggest regret was not requiring companies to follow the 1994 FASB recommendations.

Companies argue that options are not compensation, which must be reported as an expense, but instead are an incentive for future performance. And because it is impossible to know

when an employee will choose to exercise an option, and for what value, it is impossible to accurately state outstanding options as an expense. In this view, this would also be earnings distortion.

T.J. Rodgers, chief executive of Cypress Semiconductor Corp. in San Jose, said forcing companies to treat options as an expense is "destructive" and would probably result in companies cutting back on the options they grant, especially for lower-level employees.

Rodgers said options already are reflected in a company's earnings-per-share number, which is the number of outstanding shares divided by earnings. That's because the more options a company awards, the more shares are outstanding, causing the earnings per share to become diluted.

"Should we hit earnings twice" by also including it as compensation, Rodgers asked.

Increasingly, however, accounting organizations and large financial institutions are rejecting the corporate arguments.

"Just because it is difficult to set the right formula for expensing options, the answer is not that there's no cost," said Peter Clapman, senior vice president of TIAA-CREF, an investment manager of employee pension funds.

The Council of Institutional Investors, an organization of more than 200 pension funds and investment firms, originally supported the current accounting rules. Now its executive committee has called for reversing course. The full membership will vote next month.

Tim Lucas, director of staff research at FASB, said the formula proposed by his rulemaking body, which is used in company disclosure statements, adequately accounts for the uncertainty of when options might be exercised, and at what price.

He added that while it is true that options are accounted for in earnings per share, any time stock is used as a form of compensation it also should be included as an expense. FASB officials have not said whether the organization will try again to set new standards, but its international counterpart recently recommended counting options against earnings.

In Congress, the Levin bill takes a different approach. Rather than mandate a change in accounting standards, it would require that options be counted as an expense only if a company claims option payouts as a tax deduction. Enron, for example, reduced its income tax liability by claiming deductions on nearly $ 600 million in option payouts from 1996 to 2000.

Industry groups such as TechNet, which represents 300 technology companies, said the legislation improperly links tax policy to accounting standards.

"What he can't do is say, 'I'm Carl Levin, and if you don't account for stock options my way, I'm going to raise your taxes,' " an industry lobbyist said.

Mark Nebergall, president of the Software, Finance and Tax Executives Council, a trade group that has staunchly opposed accounting for options as an expense, said the debate should be about what produces the most accurate earnings picture.

"If we believe the current [FASB] model produces distortions, then perhaps it is incumbent on the business community to find an approach that either eliminates or substantially reduces that distortion," he said.

LOAD-DATE: February 20, 2002

The Philadelphia Inquirer February 19, 2002 Tuesday CITY-D EDITION

The Philadelphia Inquirer

Found on Philly.com

The Philadelphia Inquirer

February 19, 2002 Tuesday CITY-D EDITION

SECTION: BUSINESS; Pg. E01

LENGTH: 1235 words

HEADLINE: Beating the market earns fund manager right to rag;
Fund manager faults most stock-option plans

BYLINE: Miriam Hill INQUIRER STAFF WRITER

BODY:
Bill Miller has built his bully pulpit.

Now he's pounding home a sermon about corporate America's failure to do right by shareholders.

Miller's voice rings clear above the cacophony of criticism because the mutual fund he runs, Legg Mason Value Trust, has beaten the Standard & Poor's 500 index in each of the last 11 years. No other manager has beaten the fund world's bogey so consistently, not even Peter Lynch, the legendary former manager of Fidelity Magellan Fund.

So if anyone can make American business shout a few hallelujahs, it's Miller. His message: Executives have bent accounting rules and thrown financial prudence to the wind to report the highest possible earnings and boost the stock price. That's dangerous, as the examples of Enron Corp., Rite Aid Corp., and Waste Management Inc. show. "We think that's a big issue going forward, and it's not just because of Enron, though I think Enron has crystallized people's attention there," he said. Executives are "driven by an obsession with growth, . . . exacerbated by outrageous stock-option programs." Speaking from Legg Mason's Baltimore offices, Miller said he planned to start **voting** against **stock-option** plans he considered unwise for companies he owned in his fund.

He is even thinking about upping the ante by submitting for a vote proposals that are not already on the proxy statement, an unusual step among mutual-fund managers, who typically like to keep a low profile.

He said he was encouraged to see that Jack Bogle, founder of Vanguard Group in Malvern, was pushing for similar activism.

Which stock-option plans will Miller target?

"All of them," he said. "The way stock options are currently structured, management and employees win, whether or not shareholders do."

He was referring to situations in which a company's stock price falls, making stock options worthless. Some companies reprice the options so that they are valuable again.

Miller wants more companies to model their stock-option plans after the one at Citigroup Inc. The banking giant - a favorite of his - doesn't let executives sell more than 25 percent of stock acquired through options. It also insists that executives own a certain amount of stock at all times.

"That way, management's incentive would be only one thing, the creation of long-term value, which management, from a legal and fiduciary perspective, is supposed to do."

Reducing incentives to boost stock prices over the short run would make it less tempting for executives to manipulate accounting rules to dress up earnings, Miller said.

He also wants companies to stop giving investors guidance on earnings.

Instead, companies should tell investors what their long-term business models look like, including what returns on capital they expect. They also should tell investors if those expectations change.

He thinks that would reduce the tendency for investors to buy companies that beat earnings expectations that are based on unreliable estimates. Miller would rather have investors focus on a company's long-term prospects.

Which is exactly what Miller does at Legg Mason Value Trust fund. His style is part-Warren Buffett, looking to buy companies for less than their long-term value. Both men like to own stocks for years, not months.

But Miller is no Buffett wanna-be. He's not afraid to pay up for a stock he believes will deliver strong growth prospects. He's also made big bets on young, risky companies, such as Amazon.com Inc. His fund is the largest shareholder after company chief executive officer Jeff Bezos.

And while Legg Mason Value Trust has beaten the S&P 500 each year over the last 11 years, that does not mean it has not had a losing year. In 2000 and 2001, the mutual fund saw declines, but they were not as large as the losses for the S&P 500.

Miller, who earned a bachelor's degree in economics from Washington and Lee University and later pursued a doctorate in philosophy at Johns Hopkins University, draws on a wide variety of disciplines to understand stocks. His current reading list includes The Metaphysical Club, a book about the development of American thought, and Bet With the Best, about gambling. The first has helped him see how the rise of certain ways of thinking - modeling portfolios on the S&P, for example - cause investors to make bad choices. Fund managers who try to model their holdings after the S&P's, for example, end up buying losing stocks.

"If you own . . . every sector in the S&P 500, you absolutely will own the worst sectors, so to me that makes no sense as an investment approach," he said.

The gambling books have taught him how to distinguish bets likely to be successful from those likely to lose.

"If you go to the track, someone will say, 'Who do you like in the third race,' " Miller said. "But it's irrelevant who wins. The real question is, what do you make if you win, and what do

you make if you lose."

Such thinking has encouraged him to bet big on a relatively small number of stocks - 36, at the moment - because most stocks will not win.

Although his fund has the word "value" in the name, Miller does not sell stocks when they begin to look expensive relative to their earnings or to other stocks. He has made 50 times his money by sticking with such companies as AOL Time Warner Inc. and Dell Computer Corp., stocks many value investors have shunned as too expensive and risky.

Miller still owns both companies, along with Citigroup, Fannie Mae, Waste Management, and Albertson's Inc. Financial services make up his biggest holding, almost 40 percent of the fund.

He likes the sector because the banking crisis of the late 1980s and early 1990s eliminated the weaker players. Banks have since shored up their balance sheets, making them strong enough to withstand a spate of corporate bankruptcies.

Retailers such as grocery-store chain Albertson's also are big holdings. Store closings at Albertson's, which is the parent company of Malvern-based Acme Markets Inc., should help it restore its record as one of the most consistently profitable companies in the S&P, he said.

Whether that will be enough to push Legg Mason Value Trust past the S&P for a 12th year is another question. True to his belief that such predictions are impossible, he said: "We're behind so far this year, but we've been behind before. One thing I'm certain of is we won't outperform every year forever."

Miriam Hill's e-mail address is hillmb@phillynews.com.

Outperforming the S&P 500 Is Not Enough

Should you consider buying Legg Mason Value Trust fund?

That depends.

"What's most important for investors to focus on is . . . how does the fund behave and does it meet the needs of your portfolio," Christopher Traulsen, an analyst with Chicago fund researcher Morningstar Inc. said.

Legg Mason Value Trust is a good pick for investors who have a well-diversified portfolio and are seeking a manager with a stellar long-term track record, Traulsen said.

But it's a poor choice for investors seeking to diversify a growth portfolio. Even though it's a value fund, meaning it looks for stocks that are inexpensive relative to their earnings, manager Bill Miller owns many growth stocks, including a 15 percent stake in the technology sector.

Investors who already own a healthy helping of growth stocks may only intensify their risk with this fund.

- Miriam Hill

GRAPHIC: PHOTO AND CHART

LOAD-DATE: February 20, 2002

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Los Angeles Times February 18, 2002 Monday

Los Angeles Times

February 18, 2002 Monday Home Edition

SECTION: Business; Part 3; Page 6; Business Desk

LENGTH: 563 words

HEADLINE: THE FALL OF ENRON;
;
Major Fight Looms Over Options Accounting

BYLINE: ROB WELLS, BLOOMBERG NEWS

DATELINE: WASHINGTON

BODY:
Congress and corporate America may soon reprise a major battle over **accounting** practices for **stock options.**

Among the far-reaching reforms proposed in the wake of the Enron Corp. debacle, some legislators want to force companies to begin recording the cost of stock options granted employees, or lose hundreds of millions of dollars in tax breaks.

Companies now can choose simply to disclose the value of so-called nonqualified stock options when they are issued to employees, rather than officially charge that cost against earnings. Either way, a company can take a tax deduction for the amount. A bill introduced in the Senate last week by Michigan Democrat Carl Levin and Arizona Republican John McCain would require the stock option tax deduction to be reflected as an expense on a company's income statement, reducing reported profit.

Under the bill, if a company doesn't officially report a stock option expense, it can't take a deduction on its tax return.

Levin, who tried unsuccessfully to change options accounting in the late 1990s, said the bill would eliminate accounting abuses such as those at the bankrupt Enron, which didn't reduce reported earnings for options expenses.

"Stock options were a driving force behind management decisions at Enron that focused on increasing Enron's stock price rather than the solid growth of the company," Levin said.

Enron paid no corporate income taxes in four out of the last five years, mostly by using tax benefits from stock options, the labor-funded Citizens for Tax Justice reported last month.

But as in the 1990s, the Levin-McCain bill is likely to face fierce opposition. The American Electronics Assn., a trade group representing firms such as Motorola Inc. and Intel Corp., said passage could make companies less willing to use options, making it harder to attract and retain workers.

"Many companies would find the tax and accounting regime of the Levin-McCain bill so onerous that they would discontinue offering options to all but the most senior executives," said William T. Archey, the AEA's chief executive.

The Levin-McCain bill also drew criticism from the president of the American Institute of Certified Public Accountants, a trade group. "Accounting standards should be set in the private sector," Barry Melancon said.

The bill would affect tax treatment of nonqualified stock options, because proceeds from exercising those options are taxable. Employers don't receive the deduction for granting another form of options, known as incentive stock options.

Other sponsors of the legislation include Sens. Peter Fitzgerald (R-Ill.) and Richard Durbin (D-Ill.).

Fitzgerald said the bill would change accounting standards that may have enabled Enron to overstate earnings per share by as much as 11% in 2000.

"This bill does not reduce earnings. It reduces what companies are reporting as earnings," Fitzgerald said.

Opponents also include trade associations such as the Software Finance and Tax Executives Council, which represents Microsoft Corp. and Oracle Corp. They contend the legislation would overturn long-standing Financial **Accounting** Standards Board rules on **stock options.** And they say that the bill would force companies to estimate the future value of stock options and that this may overstate or understate the value when employees finally exercise them.

LOAD-DATE: February 18, 2002

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San Jose Mercury News February 18, 2002 Monday MORNING FINAL EDITION

The Mercury News
Found on BayArea.com

San Jose Mercury News

February 18, 2002 Monday MORNING FINAL EDITION

SECTION: FRONT; Pg. 1A

LENGTH: 1512 words

HEADLINE: TECH FEARS ENRON BACKLASH;
REFORMS MAY FORCE COMPANIES TO CHANGE HOW THEY REPORT STOCK OPTIONS, WHICH COULD TURN PROFITS INTO LOSSES.

BYLINE: DAVID A. SYLVESTER, Mercury News

BODY:
The Enron scandal is sparking a broad reform movement to tighten financial and accounting practices -- and some of the key benefits won by Silicon Valley technology industries during the 1990s are caught in the crossfire.

It doesn't matter that the issues leading to Enron's collapse are markedly different from those affecting Silicon Valley. The energy company's debacle has created a new political appetite for tougher financial standards for all publicly owned U.S. companies.

"The business community is scrambling because for the first time, it's on the defensive rather than on the offensive," says Pat McGurn, vice president of Institutional Shareholder Services, an advisory service for stockholders.

A raft of bills, proposals and hearings are working their way through the Securities and Exchange Commission, the U.S. Congress and the state Legislature. Among the issues under scrutiny: the impact of stock options on company financial results and the ability of shareholders to file lawsuits against companies. The super-charged atmosphere after Enron marks a profound shift from the more pro-business attitudes of the 1990s.

As the glamour of the New Economy has dimmed and the tech bubble dissolves into a stale memory, there's a growing feeling that more control is needed over how businesses, and the accountants who supervise them, are operating.

"For a number of years, management has been king," says Mark Cheffers, chief executive of Accountingmalpractice.com, a firm that advises accountants about business risk. "A lot of this reaction is about making the shareholder king."

On Tuesday, the state Assembly committee that regulates professional licensing, including licenses for accountants, will open wide-ranging hearings on accounting practices.

"We're looking at everything," says Assemblyman Lou Correa, committee chairman. "We need increased accountability for the accounting industry."

In Washington, D.C., the American Electronics Association, high tech's largest trade group, is planning a major lobbying offensive next week to respond to what it fears will be an onslaught of legislation that could hurt tech companies.

"It's probably impossible to overstate the impact of Enron on all of business because it has such populist fervor," says William T. Archey, AEA president. "We're going to have to mount a very major educational effort to cut through the emotionalism. It's going to require a very clear and unified stance of the high-tech industry."

During the 1990s, tech lobbyists won a series of key victories. In 1995, a strong lobbying effort by technology leaders succeeded in softening a strict rule over how stock options are treated. The Financial Accounting Standards Board, the main group that sets the rules for accounting, agreed to let companies put the impact of options in a footnote instead of as an expense on the income statement.

As late as last year, tech companies were still rebuffing efforts by the International **Accounting** Standards Board to count **stock options** as an expense.

If tech companies are required to incorporate the full cost of issuing these options on their profit-and-loss statements, it could have a huge impact on the reported numbers. Not only would profits plummet, but some companies like Hewlett-Packard and Agilent would have shown sizable losses in their last fiscal year instead of profits, according to footnotes in their annual SECfiling.

Yahoo, for example, reported a $70.8 million profit for its fiscal year ended December 2000. With the cost of options, it would have shown a $1.3 billion loss. (Yahoo hasn't filed its detailed 2001 financial statements with the SEC."

Now, the treatment of these options is the first, most important target for critics. A sign of the new momentum for reform has come from a prominent trade group of pension fund managers and investors. The executive committee of the Council of Institutional Investors has recommended the group support including options as expenses in financial statements instead of in the footnotes. The full membership is expected to approve this at its meeting in March, and the move could cause the Financial Accounting Standards Board to revisit the issue, although officially the board has no plans to take it up again.

Congress is also getting into the act.

Sens. Carl Levin, D-Mich., and John McCain, R-Ariz, have introduced a bill that would allow a company to deduct taxes related to stock options only if those options are counted as an expense on the firm's income statement. In 1993, their proposal was soundly defeated after strenuous lobbying by the tech industry.

"It's more likely today than it was three weeks ago," concedes Mark Heesen, president of the National Venture Capital Association, which has lobbied against including options as expenses. "When cooler heads prevail, there are a lot of more important issues than stock options. Stock options did not play an integral part in the collapse of Enron."

A second major coup for high tech from the 1990s is also facing scrutiny. In 1995, the Private Securities Litigation Reform Act tightened requirements for stockholders filing lawsuits against companies and in 1998, a second law put them in federal courts. This was intended to crack down on what were considered "frivolous lawsuits" by plaintiff attorneys.

Last Tuesday, Sen. Richard Shelby, R-Ala., introduced legislation to undo some of those provisions, arguing that the 1995 act and its 1998 revision weakened protection for stockholders.

Not so, says Archey of the American Electronics Association. "Everything and anything is caught in this atmosphere, and that's why it is so dangerous," he says.

While options and stockholder lawsuits are the two prime targets, tech companies also are facing other possible changes:

* Intangibles. The financial standards board is reviewing how to evaluate "soft" assets such as trademarks and research and development. Virtually alone among the current proposals, the ability to report intangibles may benefit the tech companies, which have more invested in their intellectual than physical property.

"There's a lot of pressure building that balance sheets that only show brick-and-mortar assets based on transactions are not complete," says Erich Helfert, former financial professor and consultant in San Mateo.

* Leases. One way in which tech companies keep their long-term debt low is by leasing their buildings rather than buying them. So they simply make payments rather than carry a mortgage. But some critics ask if the leases can't be canceled, how is it any different than making mortgage payments?

* R&D Partnerships. Regulators will undoubtedly look more closely at any independent units that remove expenses or debts from financial statements, as some tech and biotech companies have done.

It's unclear how far all this will go. Tech leaders are warning that companies are likely going to have to live with new, stricter requirements.

"There are probably going to be some changes," says the AEA's Archey. "Some we're going to like, and some we aren't. We're going to have to take it on a case-by-case basis."

CHART: MERCURY NEWS
HOW STOCK OPTIONS WOULD HIT FINANCIAL REPORTS
Here are the results from some of Silicon Valley's largest technology companies sh

FISCAL 2001 RESULTS AS REPORTED			AS ADJUSTED FOR STOCK COMPENSATION EXPENSE	
COMPANY	NET INCOME	PER SHARE	NET INCOME	PER SHARE
3Com	$(965)	$(2.80)	$(1,148)	$(3.33)
Agilent	174	0.38	(329)	(0.72)
Apple Computer	(25)	(0.07)	(396)	(1.22)
Applied Materials	508	0.60	291	0.34
Cisco	(1,014)	(0.14)	(2,705)	(0.38)
Hewlett-Packard(s1)	624	0.32	(65)	(0.03)
JDS Uniphase	(56,122)	(51.40)	(56,558)	(51.80)
KLA-Tencor	67	0.36	(27)	(0.15)
National Semicon.	246	1.30	133	0.71
Oracle	2,561	0.44	2,108	0.36
Palm	(356)	(0.63)	(502)	(0.89)
Quantum(s1)	167	1.08	100	0.64
Sanmina	40	0.12	(19)	(0.06)
SGI	(493)	(2.59)	(543)	(2.85)
Solectron	(124)	(0.19)	(210)	(0.33)
Sun Microsystems	927	0.27	394	0.12

(s1)From continuing operations. For Hewlett-
Packard, results are also before extraordinary items and the cumulative effect of

Source: Company 10-K filings with the Securities and Exchange Commission

NOTES: ENRON IMPACT
Accounting in the Bay Area

GRAPHIC: Chart

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Date/Time: Monday, February 25, 2002 - 11:11 AM EST

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Australian Financial Review February 18, 2002 Monday

February 18, 2002 Monday

SECTION: Computers; Pg.45

LENGTH: 343 words

HEADLINE: Options Treatment Risks IT Profit Drain

BYLINE: Emma Connors With Bloomberg

BODY:
Profits in the US-dominated information technology sector could be sharply reduced if a proposal to change the accounting treatment of employee options becomes law in the United States.

The treatment of employee options has been caught up in the examination of regulatory and accounting issues prompted by the Enron collapse.

Employee stock and options became more valuable than cash in the internet boom and have a long history in the technology sector. In 1986, Microsoft's main reason for listing was to give its employees a market for their stock and options.

Now a proposal to force companies to book employee options as an operating expense is gathering support in Washington as politicians seek to prevent another Enron.

Supporters of the Senate bill said the proposed legislation would end a double standard that gives companies a tax deduction when employees exercise stock options, without having to count the options as an expense on their income statements.

The proposed bill would face plenty of opposition. If the legislation had been in effect in 2000 when the biggest US firms granted $US162billion ($314 billion) of options Yahoo would have reported a loss of $US1.26billion instead of a $US70.8 million profit.

One analyst estimated Dell Computer's net income last year would have been reduced by $US434million if the proposed changes had been law.

Dell's chief financial officer, Mr James Schneider, said late last week that more detail was required to see if the changes were workable.

"This has been talked about for years and years. One of the difficulties lies in estimating the value of the options which are not in the money, to determine how that compensation expense can be booked into P&L," he said.

"The proposal is back on the table now but I'm still not sure how it would be accounted for."

In the early 1990s the Financial **Accounting** Standards Board, the independent group that

sets the rules for US companies, was defeated in a bid to force companies to expense **stock options.**

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Features/Earnings Explained

Don't Get Burned ; You can't trust companies. Can't trust auditors. Can't trust analysts. So getting the truth about earnings is up to you. FORTUNE explains how to play Columbo.

Shawn Tully

02/18/2002
Fortune Magazine
Time Inc.
88

As investigators untangle the complicated accounting at Enron, your own financial health depends on asking a simple question: What are earnings? Ignore the accountants, the analysts, and the brokers who snigger at your stupidity. You're being dumb like Lieutenant Columbo.

They're smooth-talking villains who have a vested interest in confusing you. The Enron collapse, the nagging questions about Tyco's accounting, the suspicion that many of America's most celebrated companies aren't nearly as profitable as they claim to be, make it imperative that you, the investor, get to the truth on earnings. When figures confound and experts confuse, you need to take a deep breath and do the math yourself. Can you? Sure. Think of what follows as Accounting for Dummies.

Companies--and Wall Street--want you to accept an inflated version of earnings, because strong earnings make stock prices soar. "Many Wall Street analysts set up meaningless targets that companies can meet or beat, which tends to drive up stock prices," says Marty Whitman, a value investor who runs the Third Avenue Funds. Legally most companies are doing nothing wrong. They use perfectly acceptable tactics to manipulate the official numbers the SEC requires--called GAAP earnings (for Generally Accepted Accounting Principles). But by exploiting GAAP's flexible rules, the companies violate its spirit. And their earnings are not what they seem.

It's easier than you think to penetrate the smoke screen. FORTUNE will help by giving you four warning signs that indicate a company might be inflating its earnings. After you've looked for red flags, you should adjust the GAAP figures for a large expense that almost no company includes, because GAAP does not require it: the cost of **stock options**. Now you're near the true bottom line.

But we're ahead of ourselves. Before we crunch numbers, let's define earnings. They are the wealth a company creates for its owners by selling its products or services. Accountants measure earnings by subtracting costs from revenues. What's left is profit. The best measure of profit is "net income," as defined by GAAP. Under SEC regulations, all publicly traded corporations must report GAAP profits--even though many of them bury these precious figures at the bottom of their press releases.

When companies don't game the numbers, GAAP figures are the gold standard. They include all the costs and all the revenues incurred in the year or quarter. "GAAP earnings are like a newspaper," says Jack Ciesielski, author of the influential newsletter The Analyst's Accounting Observer. "They include all the news--everything that happened during that period." The trouble is that companies, cheered on by Wall Street, try to censor the news. In their press releases they emphasize not GAAP earnings but "pro forma" profits or Ebitda (earnings before interest, taxes, depreciation, and amortization).

Pro forma earnings typically exclude write-downs and restructuring charges as "nonrecurring." But closing plants and changing products are ongoing parts of doing business, not nonrecurring aberrations. And they cost shareholders real money. Companies that use Ebitda, which include cable giants AT&T, Viacom, and AOL Time Warner (parent of FORTUNE's publisher), not only leave out expenses like taxes and interest but also exclude depreciation, thus hiding the large cash investments needed to keep their cable systems competitive.

Because companies can manipulate GAAP numbers quite legally, FORTUNE--guided by Baruch Lev, a professor of accounting and finance at New York University--came up with these warning signs that earnings have been gussied up.

Frequent restructuring charges and write-downs

Companies constantly exit markets, change product mixes, and close plants. Be on the lookout for those that turn such routine activities into one-time charges. When a company takes a restructuring charge, it estimates the cost, say, of closing a sales office, including everything from severance to absorbing lease expenses. It takes the entire charge right now, even though it may not close the office until next year and may keep paying people even longer. By

concentrating the costs in a single reporting period, the company makes future earnings appear higher than they are. Not all companies do this. Despite the cyclical nature of the oil business, Exxon Mobil has a policy of counting the expense of closing plants and shedding products as normal operating costs.

Companies generally establish reserves to cover the costs of restructuring; those reserves invite abuse. Frequently management can't resist setting up a larger reserve than necessary, thus enabling it to pump what it doesn't pay out in severance and other costs back into earnings the next year. Voila! Earnings get a phony fix. Sunbeam, Cendant, and Waste Management all camouflaged immense problems by reversing reserves. In 1997, as Sunbeam's business was collapsing, Al Dunlap used reserve reversals to report an enormous increase in earnings.

Write-downs are another sign of trouble; in effect, they tell you a company has made a mistake. Last April, Cisco wrote off $2.5 billion in inventory. The company said that because demand for its routers and switches had declined, their value had too. But why? "They don't take a special profit when the value of their inventory goes up in a good market," says Howard Schilit, president of CFRA, a firm that analyzes financial statements for institutional investors. Adds Lev: "With Cisco's highly touted control system, how could it get stuck with $2.5 billion in surplus inventory?" If Cisco hadn't taken the charge, it would have sold the routers at a loss or thrown them out over the next few quarters. That would have depressed profits. By taking an immediate write-down, Cisco produced cosmetically enhanced earnings for the next few quarters.

Using acquisitions to buy earnings

Be suspicious of companies that generate profit growth through acquisitions: Such earnings are often built on quicksand. The pattern is always the same. The acquirer uses its high stock price--and often heaps of debt--to make a purchase that automatically boosts dollar earnings. But it also dilutes the stock of the buyer's shareholders. Serial acquirers typically pay large premiums, and the bigger the premium, the more shares or debt they must issue. To overcome the dilution of their shares or rising interest payments, the combined company must rapidly grow earnings by creating huge synergies. That seldom happens, and when the synergies don't materialize, the stock price drops. The company can no longer trade highflying shares for acquisitions. The game is over.

That is precisely how Rite Aid and Lucent got into trouble. It's also the reason for suspicions about Tyco. Serial acquisitions are especially dangerous if the buyer is assembling a conglomerate, because it's tough to squeeze synergies from companies in unrelated businesses. Yet Tyco has been paying premiums as high as 60% to buy companies in everything from security equipment to medical products. Tyco paves the way for earnings increases by taking restructuring charges after almost every acquisition--another danger signal. Lately investors have been catching on. Tyco has lost 40% of its market capitalization in the last month, even as it has been reporting high earnings.

Depreciation and R&D

When a chemical company builds a plastics plant, it pays the construction costs as they are billed. But it spreads the plant's expense over the period that it expects to use it productively. That could be ten years, 20 years--it's a judgment call by management. That depreciation is a real cost. The money was spent, in cash, and cash goes out every year to replace the equipment and computer systems that keep the plant operating smoothly. Watch out for companies that depreciate their assets over an especially long period. By keeping yearly depreciation low, they increase earnings.

But how can you tell? Easy. Compare a company with its competitors. If an auto company, say, depreciates its plants over 40 years and the industry average is 25, something is probably wrong. Changing the depreciation period is a big red flag. In the late 1980s, General Motors stretched the depreciation on its plants from 35 to 45 years. That enabled it to report $500 million more income a year--at a time when it was practically on its deathbed. In their annual reports, companies must disclose how quickly they are depreciating each major category of assets. In general, the faster the depreciation, the more reliable the earnings.

You can apply a similar test to R&D. If a technology company spends a lower percentage of sales on research than its peers, it is mortgaging its future. Watch the trend in pharmaceuticals. Earnings at Merck and Eli Lilly are faltering. Will they cut R&D to boost earnings? Or will they remain true to their tradition by betting heavily on new drugs, even in tough times?

High earnings, low cash flow

If earnings grow for a few quarters and cash flow declines, a company is hiding something. Two possibilities: It is booking phony sales or reporting higher revenues than it has any chance of collecting. No one knows exactly what

happened at Enron, but you could have found a smoking gun by comparing its profits and cash flow: In the quarter that ended June 30, Enron reported $423 million in earnings and negative $527 million in cash flow.

You can gather your facts by examining annual reports and 10-Qs. And under the SEC's new fair-disclosure rule, you can often listen in to the conference call in which a company's CEO and CFO discuss quarterly and annual results. Short-sellers and others tend to ask tough questions that elicit critical facts during the calls. Or executives reveal information that doesn't appear in a press release. At the end of an Oct. 16 conference call, Ken Lay disclosed a mysterious $1.2 billion write-down at Enron. The shock waves that followed put Enron on the road to oblivion.

Even if the company you're following doesn't wave a red flag, you must fill in a large gap in its GAAP numbers to arrive at the most accurate earnings: Subtract the expense of **stock options**. That adjustment sometimes makes earnings much smaller than they appear.

Permitting companies to exclude the cost of **stock options** from GAAP is an accounting disgrace. Options cost investors money in the form of a steep dilution of their shares. Yet the rules pretend options are free. The logic is purely political. In the early '90s, when the Financial Accounting Standards Board wanted to make options an expense, corporate America--especially technology companies, which are the chief users and abusers of options--killed reform. They rallied support from powerful legislators led by Connecticut Senator Joseph Lieberman. FASB does require companies to disclose the cost of their yearly option grants in a footnote in their annual reports. Make sure you find it. The numbers can be shocking. With option expenses factored in, Cisco would have earned $1.6 billion in fiscal 2000, not the $2.7 billion it reported. Yahoo, instead of earning $71 million last year, would have lost $1.3 billion.

Ideally, you should make one final calculation. Because of a quirk in the rules, many companies include what is really a cost-- accounting for their pension plans--as income. The reasons are complex, but basically, subtracting pension "income" (if it exists) will give you a more accurate picture of earnings. This number crunching is hard to do on your own; it's definitely not Accounting for Dummies. But you can get a sense of the problem by paying close attention to what numbers hawks and other skeptics say about how pension accounting artificially raises earnings for GE, IBM, Verizon, and many others.

Your route to the bottom line has been just the opposite of the one taken by the experts. They start with GAAP and head for fantasyland by making it bigger. On the path to virtue, you whittle GAAP down to real earnings. Keep digging, gumshoe, and use your gains to buy an old raincoat.

FEEDBACK: stully@fortunemail.com

Quote: Yahoo reported a $71 million profit in 2000. If option expenses had been factored in, it would have lost $1.3 billion.

B/W PHOTO: MICHELE ASSELIN Baruch Lev teaches his students how companies game the numbers. B/W PHOTO: ALYSON ALIANO Marty Whitman, a value investor, says he won't put money in companies that heap on options.

Business
The New York Times

February 17, 2002

THE RIGHT THING

Do Stock Options Buy Silence?

By JEFFREY L. SEGLIN

A question lingers as the Enron (news/quote) debacle unfolds: Why did so few of the company's 20,000 or so employees come forward to report that something was amiss? Granted, not everyone would have had access to information about lapses in accounting judgment or would know if decisions were made to mislead rank-and-file employees about the financial health of the company. But it's a safe bet that hundreds, perhaps thousands, of employees saw some red flags or had an inkling that something was awry. What went wrong?

One explanation is that whistle-blowers in any corporate environment run the risk of being ostracized and forced out of the company, essentially committing career suicide. It takes a person of extraordinary convictions to come forward when there are few if any incentives to do so.

It's also true that when a company's stock is performing monstrously well, few people want to rock the boat, even if they know that shortcuts may have been taken.

That leads us to the subject of stock options. There is a growing trend among companies to issue such options to rank-and-file employees, not just those in the executive suite. Estimates put the total number of American employees holding them at roughly 10 million. Stock options are heralded as a way to motivate employees to work harder. Options are also used by start- up companies that are short on cash but want to lure prospective workers with the promise of future riches should the company's stock take off.

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It's time, though, for companies to re- evaluate this practice.

At Enron, around 60 percent of the employees held stock options, according to Karen Denne, a company spokeswoman. But when so many people stand to lose if the stock price drops below a certain price, do they start excusing behavior that could diminish the stock if word got out?

"When a company's doing well, everybody says hands off," said Nell Minow, editor and co-founder of the Corporate Library (www.thecorporatelibrary.com), a research firm in Washington that monitors corporate boards.

Options, of course, are worthless unless a company's stock rises and stays above the strike price at which an employee was issued the options. So when a company's stock price is climbing, keeping tally of that stock price can become a consuming passion. Televisions in the elevators at Enron carried financial news stations that told employees how well the company's stock was doing, letting them compute just how wealthy they would be if they could exercise their options before they reached the next floor. (Forget the fact that option grants like those at Enron typically vest over several years. On paper, Enron elevator riders were growing richer as the stock price rose.)

The role of stock options in improving employee performance can also be questioned.

"You have to wonder whether having a stake in the stock market will really make the receptionist answer the phones more quickly or with a more pleasant voice or have the janitor sweep the room differently," said Kevin J. Murphy, a finance professor at the University of Southern California in Los Angeles.

Of course, companies may decide to offer stock options for reasons having nothing to do with employee motivation. A company may find options more attractive than other incentive plans because it does not have to show the options as a cost on its financial statements. And broad-based plans do not need the same approval from shareholders as plans issued solely to the top five executives, thus allowing extravagant options packages for those top executives.

If holding stock options can cause an employee to turn a blind eye to corporate problems, and if companies are being driven to offer them over other incentives because of favorable reporting treatment, it's time to take stock. Companies must decide whether options are the best vehicles for motivating employees, when other measures actually pay for personal performance and do not reward silence.

"Options are very motivational," Ms. Minow said. "We just have to be a little more thoughtful about what it is we're asking them to motivate."

True enough. If companies don't start becoming more scrupulous about their true intentions, then large institutional investors that control billions of dollars of shares in them will more than likely start moving their money elsewhere — and rightly so.

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Detroit Free Press February 14, 2002 Thursday METRO FINAL EDITION

Detroit Free Press
Found on Freep.com

Detroit Free Press

February 14, 2002 Thursday METRO FINAL EDITION

SECTION: BUSINESS; Pg. 5D

LENGTH: 365 words

HEADLINE: LEVIN TARGETS STOCK OPTIONS;
CITING ENRON, SENATOR WANTS LOOPHOLE CLOSED

BYLINE: RUBY L. BAILEY FREE PRESS WASHINGTON STAFF

BODY:
WASHINGTON -- Sen. Carl Levin wants to close a loophole that allowed Enron Corp. to claim $600 million worth of stock sold to executives at a discount as a tax deduction, but not to list it on its financial statement as an expense.

Virtually all Fortune 500 companies offer stock options, but just two -- Boeing and Winn-Dixie -- list them on financial statements, Sen. Peter Fitzgerald, R-Ill., said Wednesday.

Fitzgerald, along with Sens. John McCain, R-Ariz., and Richard Durbin, D-Ill., are cosponsoring the Ending the Double-Standard for Stock Options Act, drafted by Levin, D-Mich. It would require corporations to report stock option expenses -- the difference between the value of stocks and the discounted price of the options -- on their financial statements or to lose the tax deduction. In Enron's case, Levin said, because the company didn't have to report the expense, it could both inflate its earnings on financial statements while avoiding $625 million in taxes over five years, from 1996 to 2000.

During that time, Enron reported earnings of $1.8 billion. Reporting the $600 million in stock option expenses would have reduced the Houston firm's income by a third.

In fact, according to Citizens for Tax Justice, Enron also avoided paying any U.S. taxes during those years.

"Here they are dolling out stock options like candy, and as a result, paying no taxes," Levin said during a news conference.

Although it's not part of the proposal, Levin also supports creation of an independent body to set accounting standards.

Before its collapse, Enron was considering funding the Financial Accounting Standards Board's international arm, according to the text of an e-mail released by Levin.

In the e-mail, Arthur Andersen auditor David Duncan wondered to others at Andersen whether the $100,000 yearly commitment would "add any formal or informal access" to the rule-making process.

"They're trying to buy influence over the accounting standards," said Levin. Enron had to provide the money, but had not done so before the company's collapse, Levin said.

Contact RUBY L. BAILEY at 202-383-6036 or bailey@freepress.com.

LOAD-DATE: February 14, 2002

February 14, 2002

Senate bill could stymie stock options

Dawn Kawamoto, CNET News.com

A Congressional bill introduced Wednesday could dampen the technology industry's widespread reliance on stock options.

Sen. Carl Levin, D-Mich., introduced Senate Bill 1940 in order to "plug a corporate tax loophole" that allows companies to claim large tax deductions without declaring the cost as an expense on earnings statements. Co-sponsors of the bill, which must first get approval from the Senate Committee on Finance as well as the House of Representatives and ultimately the president, include Sen. John McCain, R-Ariz.; Sen. Peter Fitzgerald, R-Ill.; Sen. Dick Durbin, D-Ill.; and Sen. Mark Dayton, D-Minn.

Supporters say the bill, if passed, would require companies to make accounting changes that would result in clearer annual earnings reports. Currently, companies are allowed to claim a tax break on their stock options but do not have to charge them against their earnings as part of their compensation expenses. The bill would require them to charge options against their earnings.

"Stock options are a stealth form of compensation because they do not, under current accounting rules, have to be shown as an expense on the corporate books even though they're treated as an expense to get a tax deduction," Levin said in a statement. "The result is a misleading picture of a company's finances."

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Compensation experts say that many companies in the technology sector--by far the most generous industry when it comes to doling out options to workers--would end up showing big losses if the bill were passed into law.

"I think this will demolish earnings of tech companies, and they're already having a difficult time," said Steven Hall, managing director of compensation consultants Pearl Meyer & Partners. "This could definitely cause them to reduce the options they grant."

For example, Microsoft would have posted $5 billion in net profits last year if it accounted for the stock options-based compensation in their actual earnings, as opposed to the $7.3 billion it reported without having to account for the options. The figure comes from footnotes in Microsoft's annual filing--data that the Securities and Exchange Commission began requiring in 1996 despite opposition from tech lobbyists.

Similarly, Apple would have generated a hefty $396 million net loss had it accounted for stock options, compared to its reported $25 million net loss. Applied Materials Technology would have generated a net profit of nearly $291 million, compared with the reported $508 million, according to footnotes in those companies' annual SEC filings.

Enron heightens urgency Congress has long considered legislation to change the way stock options affect a company's bottom line and reduce the number of options that companies award to workers. Stock options allow employees to purchase a company's stock at a set price for a specified period of time, such as five or 10 years. When the stock price increases, the potential profit to the employee increases.

But stock option reform has taken on new urgency in wake of the Enron bankruptcy and demise. The Houston-based energy giant reportedly failed to pay any U.S. taxes four out of the past five years--during which time it earned $1.8 billion--in part due to $600 million in stock option tax deductions which were never reported as an expense on its financial statements.

Levin and the bill's other sponsors say that Enron stockholders would have learned the company's income was one-third less than the $1.8 billion it disclosed had the company been forced to report this deduction.

"Enron was not acting illegally here, nor were its actions unique," Levin said. "It took advantage of the tax provisions--which we hope to change in our bill--that allow a company to claim a stock option expense on its tax return even if the company never lists that expense on the company books. These tax provisions incomprehensibly and indefensibly allow companies to tell Uncle Sam one thing and their stockholders something else."

It's unlikely opponents in the Silicon Valley will be able to stall the bill, which enjoys support in both parties of the Senate. The tech sector has had mixed success in thwarting such legislation in the past.

The last major battle took place in 1996, when the Financial Accounting Standards board began requiring companies to at least footnote in their annual report what their earnings would have been if they charged their options against their compensation expenses. The tech industry lobbied against the requirement.

Tech lobbyists are not likely to get help opposing the newest bill from public policy groups and trade organizations, including the Council of Institutional Investors. Members of the influential organization, including pension fund managers and portfolio mangers of mutual funds, will vote in March to determine whether a policy change is needed.

"Option grants out of control"

"The feeling is that maybe the earlier efforts aren't working," said Peg O'Hara, a spokeswoman for the council. "The disclosure by companies doesn't seem to be working. The size of option grants have gotten out of control, and a standard valuation method for the options is needed. There's a sense that if a company is not willing to take the expense off their bottom line, then maybe they shouldn't grant them."

The Association for Investment Management and Research is also considering whether to endorse the bill. The trade group for financial analysts, portfolio managers and investment advisors recently surveyed nearly 2,000 of its members, and 80 percent said stock options are compensation and should be recognized as an expense on income statements rather than a footnote, according to the survey.

The organization also found that 81 percent of its survey participants use information about stock options when evaluating a firm's performance and assessing its value.

The International Accounting Standards Board is also soliciting comments from its members on developing a global accounting standard for treatment of stock options as compensation. The comment process is anticipated to last for several months.

The organization found that few countries have standards for accounting for stock options. But those that do have reviewed the issue have concluded that stock options should be counted as an expense in companies' income statements.

It's difficult to overstate the sweeping changes that a stock options bill would have on American companies and the national economy. If all of the Standard & Poor's 500 index companies accounted for options as an expense, earnings would have plunged 9 percent in 2000, according to

the most recent data by investment banking firm Bear Stearns.

The tech sector would have done substantially worse. The PC networking sector would have seen its earnings lowered by 89 percent. The communications industry--not including Nortel--would have suffered a 32 percent drop. Computer software and services would have seen its earnings lowered by 30 percent, according to Bear Stearns.

"The more volatile the market and more options granted, the greater the impact to earnings," said David Zion, an accounting analyst with Bear Stearns.

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February 14, 2002

FINANCIAL REPORTING

Pressure Is Increasing for Change on Options

By DAVID LEONHARDT

John McCain and three of his Senate colleagues want to take a multibillion-dollar whack out of corporate America's profit column.

Microsoft (news/quote) would lose more than $2 billion in earnings. About $1 billion would vanish from AOL Time Warner (news/quote)'s income statement. The Walt Disney Company (news/quote) would lose almost $300 million, and Starbucks (news/quote) $40 million.

In the wake of Enron (news/quote)'s collapse and widespread worries about the quality of financial statements, the senators introduced a bill yesterday to force companies to deduct from profits the estimated cost of stock options they give employees.

Companies, in reporting profits, now consider stock options to have no cost, but many receive large tax deductions when employees exercise them, much as corporations do for the salaries they pay.

Because the debate is essentially a replay of one that seemed to have ended in the

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1990's, the fight will be one of the first tests of just how much Enron's collapse has altered the political atmosphere for corporate America.

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Changing accounting rules may seem cosmetic, but the measure could have broad effects on corporations and the stock market, analysts say. Options might become less popular if companies that award an unusually large number of them can no longer report higher profits than their rivals. By lowering reported earnings, a change could also cause investors to question whether stock prices — already historically high, relative to earnings — are inflated.

Had a similar law been in place in 2000, profits reported by companies would have been 8 percent lower, according to a study by Bear Stearns (news/quote).

Corporate executives are expected to oppose the measure strenuously, much as they did when regulators considered a similar move in the early 1990's, when 100 chief executives flew to Washington one day to help defeat it. There is no simple way to estimate the value of an option, the executives say, and any attempt to do so would only muddle income statements.

In 1994, the Senate voted 88 to 9 to effectively prevent the Financial Accounting Standards Board from forcing companies to account for options, but political analysts said the situation now was too close to call.

When Mr. McCain, the Arizona Republican, and Carl Levin, the Michigan Democrat, offered a similar bill in 1997, they knew it did not have enough support to pass, said Mark Buse, a former McCain aide who is now a lobbyist at ML Strategies in Washington. But today, with corporate America appearing less triumphant, "the whole dynamic has shifted," he said.

In addition, a recently formed international accounting standards board will consider the issue this year. And top officials at the Council of Institutional Investors, which represents many large pension funds and which opposed a change in the 1990's, have switched their position because they consider option grants to be out of control at many companies, said Sarah Teslik, the group's executive director.

The advocates of new accounting rules argue that the current system allows companies to give an overly cheery picture of their financial condition. The problem has become worse as stock options have grown in popularity over the last 15 years, the critics say.

When executives award options to themselves or other employees, they reduce the portion of the company that existing shareholders own, lowering the value of the stock. But income statements do not try to calculate that cost.

"Accounting rules should attempt to get the clearest picture of a company's financial condition," said Senator Peter G. Fitzgerald, Republican of Illinois, who is sponsoring the bill with Mr. Levin, Mr. McCain and Richard J. Durbin, Democrat of Illinois.

"Right now, they're just ignoring options altogether," Mr. Fitzgerald said.

Janet Pegg, an analyst at Bear Stearns, said the issue is best understood by considering two companies, one that pays workers in cash, another that pays lower salaries but makes up the difference with options. If the two are otherwise identieal, the company that gives options will appear more profitable, Ms. Pegg said.

The Senate bill would require companies either to forgo the tax deduction that corporations take when employees exercise options or to include the cost of options, as estimated by a complex formula, in their income statement. Nearly all companies would continue to claim the deduction, accountants predicted.

The technology, telecommunications and financial service sectors tend to hand out more options than most companies. In 2000, the list of companies whose option grants would have reduced their operating profits by at least 10 percent included AOL, Cisco (news/quote), Disney, Gap, Halliburton, Hasbro (news/quote), Louisiana-Pacific (news/quote), Microsoft, Morgan Stanley Dean Witter (news/quote), J. C. Penney, Pfizer (news/quote), Staples, Starbucks and Tyco International (news/quote), according to Bear Stearns.

From 1996 to 2000, Enron received $381 million more in tax rebates than it paid in corporate income taxes, partly because of deductions it claimed from option exercises, Mr. Levin said yesterday.

Companies are now required to estimate the cost of options, and their effect on earnings, in a footnote to their annual report.

Opponents of a rule change say that the footnote provides the best solution, by giving investors enough information but not corrupting profit statements with fuzzy estimates. "You don't want to put a number in the financials that we don't have any faith in," said Mark G. Heesen, the president of the National Venture Capital Association, a Washington trade group.

The bill's sponsors and their allies said that income statements already include many economic estimates and that relatively few investors read

the footnotes.

"While it's certainly possible to figure things out, it's difficult," said John Y. Campbell, an economist at Harvard. As a result, he added, the headline numbers that companies report do have a significant effect on stock prices.

"The quality of accounting disclosure matters," Mr. Campbell said.

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St. Louis Post-Dispatch February 14, 2002 Thursday Five Star Lift Edition

St. Louis Post-Dispatch

February 14, 2002 Thursday Five Star Lift Edition

SECTION: NEWS; Pg. A7

LENGTH: 203 words

HEADLINE: SENATORS FROM ILLINOIS SEEK NEW RULES ON STOCK OPTIONS

BYLINE: Steve Eder Post-Dispatch Washington Bureau

DATELINE: WASHINGTON

BODY:
ENRON-INSPIRED LEGISLATION

Responding to the Enron scandal, Illinois Sens. Dick Durbin and Peter Fitzgerald on Wednesday introduced legislation that would require companies to deduct the cost of stock options from their reported earnings. Durbin, a Democrat., and Fitzgerald, a Republican, joined Sens. Carl Levin, D-Mich., and John McCain, R-Ariz., in sponsoring a proposal aimed at stopping companies from using stock options to overstate earnings and to gain tax deductions - as Enron did before its collapse.

Stock options are incentives that give employees the right to buy stock in the future for a set price.

The senators said Enron avoided paying taxes four out of the last five years because the company was able to get deductions from $600 million in stock options.

If the options had been tallied as expenses, Enron would have reported to shareholders that the company's income was about one-third less than the $1.8 billion reported during the period.

"The company was overstating its earnings for several years by partic ipating in bogus transactions," Fitzgerald contended. "We have to ask, why would management do that?"

Current tax rules allow companies to deduct stock options.

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Date/Time: Monday, February 25, 2002 - 11:16 AM EST

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Toronto Star February 14, 2002 Thursday

Toronto Star

February 14, 2002 Thursday Ontario Edition

SECTION: BUSINESS; Pg. E04

LENGTH: 537 words

HEADLINE: U.S. Senate, regulators move to shore up investor confidence

BYLINE: AP

HIGHLIGHT:
Proposal would force companies to treat stock options as expenses

BODY:
An **accounting** rule by which Enron Corp. and other companies offered tax-deductible **stock options** without listing the expenses on company financial statements would be scrapped under U.S. Senate legislation introduced yesterday.

Sen. Carl Levin, (D-Mich.), said the bill is intended to restore investor trust in company financial statements. The proposal would require that companies claiming tax deductions for stock options also report them as expenses against their earnings. Enron, the bankrupt Houston-based energy giant that is the focus of multiple U.S. federal investigations, claimed almost $600 million (U.S.) in tax deductions for stock options it offered employees between 1996 and 2000, Levin said. Yet unlike other forms of employee compensation, stock options do not have to be reported as expenses against company profits. In Enron's case, Levin said, the effect was overstatement of company earnings and elimination of federal taxes.

Profit growth for 500 largest companies in the United States would have been only 6 per cent between 1995-2000, well below the 9 per cent reported, if the loophole had been closed, said Sen. Peter Fitzgerald (R-Ill.).

Also yesterday, former Enron chief Kenneth Lay and his wife sold their Aspen, Colo., house for $10 million. The buyer was Bradley Bell, executive producer of the CBS soap opera "The Bold and the Beautiful."

Their broker, Joshua Saslove, said the deal was bittersweet for the couple. "It was their personal family retreat, and they were very apprehensive about having to sell it because they have spent so much time there," Saslove said. "They had children baptized there. They held weddings there. They buried their pets in the back yard."

In other Enron-related developments:

The U.S. Securities and Exchange Commission said it would propose changes to tighten corporate disclosure rules. The new rules would require more prompt filing by companies of their quarterly and annual reports, and of stock purchases and sales by company officers and directors. They would also require disclosure of critical accounting policies in annual reports.

The Financial Accounting Standards Board said it is taking steps to strengthen rules governing how and when companies must account for outside partnerships on, rather than off, their balance sheets.

Former Federal Reserve chairman Paul Volcker called the Enron chairman last year to solicit a $500,000 contribution for the foundation of the International Accounting Standards Board, according to a memo released by a senior Democratic senator yesterday. It was not clear whether Enron made the contribution.

This morning, Sherron Watkins, an Enron vice-president and one of the few people to emerge from the scandal with her good name intact, is to testify about the six-page memo and one-hour meeting with former Enron chairman Lay that landed her in the role of whistle-blower.

Watkins produced the memo soon after she was transferred to then-chief financial officer Andrew Fastow's department in July, according to press reports.Former Enron chief executive Jeffrey Skilling shed little light on the company's collapse when he testified before Congress last week.

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> Big Investor Presses Cos To Bring Options Plans To Vote
> By Phyllis Plitch
>
> 02/13/2002
> Dow Jones News Service

>
> Of DOW JONES NEWSWIRES
>
> NEW YORK -(Dow Jones)- The seemingly perpetual tussle between shareholders
> and corporations over the adoption of stock option plans is once again
> flaring up, now that an influential institutional investor has grown tired
> of waiting for stock market regulators to act.
> TIAA-CREF has sent more than a dozen shareholder proposals to portfolio
> companies that popped onto its radar screen for having authorized new
> shares for options over the past three years - without so much as a "may
> I?" to shareholders.
> Frustrated by a lack of progress by the nation's stock exchanges, the
> giant teachers' pension fund decided to zoom in on the issue through the
> resolutions, which ask boards to submit all equity plans that are
> potentially materially dilutive to shareholders.
> "Our overriding concern is a potential for very large dilution of current
> holdings without shareholder approval," said Ken Bertsch, director of
> corporate governance at the fund, which has more than $270 billion in
> assets. "We think it's a fundamental shareholder right to give that
> approval."
> It's "particularly relevant" because companies don't account for stock
> options as an expense, he said, "which we believe leads companies to
> overuse stock options."
> In a handful of cases, TIAA-CREF was motivated to withdraw the resolutions
> because companies either agreed to abide by the investors' wishes or to
> engage in serious discussions with fund officials. And it's far from
> certain that shareholders will ever get to weigh in on the matter.
> At least one of the companies on the receiving end of the proposal sees
> TIAA-CREF's effort to bring the issue before shareholders as an intrusion
> into its ordinary business affairs. In fact, Adobe Systems Inc. (ADBE) got
> the okay from the Securities and Exchange Commission to keep the proposal
> out of its proxy materials for that very reason. Adobe's corporate
> securities counsel echoed the view of many technology companies that say
> they need a free hand when it comes to doling out stock options to help
> lure and hold onto employees.
> "Adobe believes that, in order to recruit and retain the best-qualified
> employees, we must retain maximum flexibility in implementing compensation
> plans - including our equity compensation plans," the counsel, Cheryl

> House, said in a statement, "in order to address rapid changes in market
> conditions and remain competitive with peer companies in the market for
> human capital."
> Potential Dilution From Stock Option Plans On The Rise
>
> In light of the setback, the fund is mulling its options, but there are no
> plans to drop the issue, which has been percolating for several years
> without resolution. Most notably, the New York Stock Exchange has yet to
> institute a proposal to increase investors' veto power, as recommended by
> an NYSE-convened task force - of which institutional investors like
> TIAA-CREF as well as corporate issuers took part - back in 1999.
> But the NYSE wasn't about to roll the plan into new rules - which among
> other things would require a shareholder vote if plans exceeded certain
> dilution levels - unless the rival Nasdaq market followed suit.
> A current NYSE pilot rule expires next month, and there's been no
> discernible movement on the part of the Big Board to find a permanent
> solution. Companies listed on both exchanges can now sidestep shareholder
> input if the plan calls for options to be broadly distributed to
> employees, regardless of potential share dilution.
> A spokesman said the NYSE will continue to work closely with the
> Securities and Exchange Commission on the issue. In October, Nasdaq's
> listing and hearing review council issued preliminary findings that
> suggested it may be appropriate to narrow some of the exemptions that
> allow companies to bypass shareholder approval. Nasdaq didn't immediately
> respond to a request for comment.
> Though most companies bring their executive option plans to a vote for tax
> reasons, technology companies tend to lean more heavily on non-shareholder
> approved plans, known in compensation parlance as "shadow plans."
> According to a recently released survey of 200 high-tech companies by
> iQuantic Buck, a San Francisco-based executive compensation consulting
> firm, nearly a third reported having such a plan.
> At the same time, a yet-to-be-published study by New York executive
> compensation consultants Pearl Meyer & Partners shows that potential
> dilution from option plans continues to rise. The review shows that
> average potential dilution from shares authorized for options at the top
> 200 companies hit a high of 16.32% in 2000, nearly double the potential
> dilution a decade earlier, when it stood at 8.34%
> When given a chance, shareholders have generally backed management when
> they do ask investors to weigh in. However, that support has been slipping
> over the years, according to the Investor Responsibility Research Center,
> a Washington, D.C., research firm that tracks proxies. The average vote
> against companies trying to adopt new stock option plans has steadily
> climbed over the years, reaching a historic high of 23.4% last year.
> That's nearly double the 12.1% average vote 10 years ago, not enough to
> knock out the plans, but enough to make corporate executives queasy.
> "Shareholders are obviously showing a little more displeasure when
> companies are adopting plans that they don't feel are good for the
> company," said IRRC senior research analyst Drew Hambly. "The majority of
> management-sponsored compensation proposals pass. But the number of people
> paying attention by opposing the plans - and not just rubber stamping
> proposals - is increasing."
> -By Phyllis Plitch, Dow Jones Newswires; 201-938-2357;
> phyllis.plitch@dowjones.com
>

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The Boston Globe, February 10, 2002

The Boston Globe

February 10, 2002, Sunday ,THIRD EDITION

SECTION: BUSINESS; Pg. G1

LENGTH: 1504 words

HEADLINE: ON THE EDGE TECH SECTOR FEELS ENRON DEBACLE RAISES SCRUTINY OF ACCOUNTING PRACTICES

BYLINE: By Sue Kirchhoff, Globe Staff

BODY:
WASHINGTON - Members of Congress are loudly calling for tightening accounting regulations and clamping down on tax breaks in reaction to the Enron debacle.

But during the past decade, many of those same lawmakers, including some in the Massachusetts delegation, backed the efforts of the high-tech industry to alter accounting rules to give companies more flexibility.

The senators and representatives were receptive to the argument of technology leaders, who were driving the 1990s economic boom, that the accounting rules they opposed had the potential to choke the Internet-fueled new economy.

Tech leaders now worry their efforts could be reversed by what they call a wholly unrelated imbroglio. They contend they have been merely trying to modernize an accounting system, originally designed to cover assets like buildings or trucks, that does not accurately reflect the different nature of businesses in which the main assets are brainpower, client lists, and other intangibles. But critics say businesses and lawmakers pushed too hard on regulators, resisting efforts to tighten reporting rules for mergers and stock options, and bringing about the passing of laws that make it harder for consumers to sue for securities fraud.

While conceding Enron is in a league of its own, they say the technology sector itself is under heavy scrutiny on the accounting front, including a federal investigation of the bankrupt telecommunications firm Global Crossing. Beyond that, a whole range of industries faces increased scrutiny by the financial markets because of questionable accounting practices.

A recent study by Arthur Andersen found that Massachusetts, due to its heavy concentration of technology concerns, was one of the top three states from 1997 to 2000 in the number of restatements on previously issued financial reports. The restatements are required to correct errors, oversight, or misuse of facts or mistakes in use of accounting principles.

"Accounting standards are going to be hotly debated in Congress this year," said Boston Democratic Representative Edward Markey, a member of the Energy and Commerce Committee who is in the thick of the Enron hearings.

"I hear some *Republicans saying that if criminal activity occurred, it should be punished*

severely, but no laws have to be changed," Markey said. "I say it's the laws themselves which create the conditions that make tragedies like Enron possible."

One **accounting** issue that is already resurfacing because of the Enron debate and the increased scrutiny of **accounting** is treatment of **stock options.**

In 1993, the Financial **Accounting** Standards Board issued a proposal that would have required **stock options** granted to employees to be charged as an expense to earnings. The board argued that the options were a cost to the company and needed to be shown as such. FASB is an independent body that sets accounting standards.

Many tech companies, which use options in lieu of salary, protested that the change would make it harder for them to offer such incentives - and therefore harder to attract and keep key employees.

The debate got so intense, including street demonstrations in California, that the Senate passed a resolution opposing the change. (It also voted for a second measure saying the FASB's independence should be protected.) Senator John F. Kerry, the Massachusetts Democrat, supported the effort to block the rule. The result was that companies were required to report options only as a footnote to financial reports.

"Most of the Massachusetts technology companies which have created tens of thousands of jobs for Mass. workers were not even born until decades after old economy accounting guidelines were established," Kerry said. "Old accounting practices were not written with these companies in mind, and efforts to modernize them to fit a new marketplace were in the interests of Massachusetts workers.

"By contrast, the exploitation of accounting loopholes by Enron executives hurt workers and should be thoroughly investigated and addressed by Congress to ensure that workers and investors are protected from abuse," he said.

Now some lawmakers want to end tax deductions for companies that offer options, and want a fresh look at accounting standards. An international standard-setting body is looking at changes.

"The policy has been transparency and disclosure, and the policy has worked," said Mark Bohannan, general counsel and senior vice president for the Software & Information Industry Association. "There is nothing about this issue that contributed in the least to the Enron collapse, nor is it relevant to how we get out of it."

Not everyone agrees. James Chanos, president of Kynikos Associates, a New York private investment management firm, last week told a congressional panel that "certain aspects of [**accounting** standards], particularly counting for **stock options** in the United States, are a fraud themselves."

On a related issue, Richard Neal, a Springfield Democrat who serves on the tax-writing Ways and Means Committee, has been working with the Massachusetts Software and Internet Council to help rank and file workers who have taken tax hits on their options even though the value has plummeted.

Markey's role illustrates the complexities of the debate. In the fall of 2000, he supported a failed effort by regulators to bar accounting firms from performing both auditing and consulting services - a key issue in the Enron case. And he wants to overturn a 1995 law, pushed by the tech industry, making it harder to prove securities fraud. Businesses say it was needed to protect them from frivolous lawsuits.

But Markey, like others, has found occasion to step in to assist an industry that is a main driver in the state's economy.

In September 1999, nearly 90 high-tech executives and venture capitalists gathered in Waltham for a spirited meeting with Markey and Edmund Jenkins, then chairman of the Financial Accounting Standards Board.

Markey was bringing together industry leaders concerned about a board plan to require all companies to use just one set of merger rules. Under the rules the board wanted, the acquiring company would record the net assets of the purchased company at the price paid. The excess of the purchase price above the fair market value of the acquired firm would be recorded as "goodwill" - an asset then charged against earnings.

That change meant eliminating a second method for mergers, the so-called pooling method. FASB argued that pooling created an increase in earnings that reflected artificial accounting differences, rather than real economic changes. Board members pointed out the method was banned in many countries.

The Massachusetts Software and Internet Council helped coordinate the meeting. It said the pooling method had been used for years and was badly needed by companies whose market values were based largely on hard-to-value intangible assets.

Eliminating pooling "will undermine the entrepreneurial climate for small- and medium-sized high-tech companies to grow, innovate and keep the United States' technological leadership," Alain Hanover, a Massachusetts software entrepreneur, warned the Senate Banking Committee at a hearing during the months of debate.

Under pressure from businesses and lawmakers, including Kerry, FASB in the end approved a less sweeping change that eliminates the controversial rules, but sets a more lenient test for goodwill.

The lawmakers' campaign contributions reflect their work, and their committee assignments. Communications and telecom firms were top donors to Markey in the last election and made sizable contributions to Kerry.

Bohannan and other lobbyists worry they will feel the effect of Enron not only on items like stock options, but on issues like a planned overhaul of 401(k) plan rules.

Meanwhile, the regulatory work continues. FASB has decided to proceed with a review of the treatment of intangibles. For example, some intangible assets now get counted in balance sheets - such as those in an acquisition - while other, internally generated intangibles don't.

"We are trying to plug the gap on this a little bit," said Halsey Bullen, a senior project manager at FASB. "What really mattered 40 or 50 years ago was inventories and fixed assets. . . . What really matters [now] is not whether you can grind out more widgets in your factory, but do you have the right set of research and marketing technology."

Watching and waiting are accountants, who feel their profession has been vilified in the Enron case.

"Do I think change is warranted? Yes, and change will happen. But I think the most important thing is that we have to have trust in the capital markets," said Theodore Flynn, executive director of the Massachusetts Society of Accountants. "There has to be much more public involvement in oversight."

Sue Kirchhoff can be reached by e-mail at kirchhoff@globe.com. SIDEBAR: RECALCULATING

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The Boston Globe, February 10, 2002

The Boston Globe

February 10, 2002, Sunday ,THIRD EDITION

SECTION: BUSINESS; Pg. G1

LENGTH: 706 words

HEADLINE: STEVEN SYRE / BOSTON CAPITAL;
STOCK OPTIONS, ONCE A RALLYING POINT, SULLIED BY EXCESS

BYLINE: BY STEVEN SYRE

BODY:
Stock options became popular nearly 20 years ago as a way to instill a greater sense of responsibility in the people who run public companies. Now they are derided as a corrupting influence behind the deception and suspicion rattling the stock market.

Options are in the spotlight at companies such as the disgraced Enron Corp. as well as others simply suspected of overstating their condition. If funny accounting is the method, options are the motive. What has made investors nervous about Tyco International Ltd., besides its Byzantine corporate structure? Perhaps it had something to do with the $100 million chief executive Dennis Kozlowski made exercising stock options in 2000.

No one would have imagined situations like that two decades ago, when options were still an uncommon form of compensation for top executives. The leveraged buyout wave of that era had a lot to do with their growth.

Companies bought through LBOs were run by managers paid in a sink-or-swim style never seen before. Over time the practice began to influence compensation at other public companies. Institutional investors, who huffed about poor accountability within corporate management, embraced the idea as a way to align executive interests with their own.

The stock market boom of the 1990s pushed the option trend into overdrive. In 1992, stock-based compensation accounted for 30 percent of chief executive pay at companies that make up the Standard & Poor's 500, according to research by Brian Hall of the Harvard Business School and Kevin Murphy of the University of Southern California. By 1999, stock-based compensation made up 56 percent of the pie, and the total amount of money paid almost tripled.

Somewhere along the line, the shining virtue of management stock options became tarnished by excess and abuse. They do more harm than good to public investors today.

The way to make a bad situation better is to focus more on the stock and less on the options in executive compensation. Stock awards, which essentially hand shares over to management with some restrictions, yield better results and strip away financial ambiguity.

For starters, stock awards are much more transparent than options. How much did a

company just pay its chief executive with an award of 100,000 options? Complicated mathematical formulas have been devised to produce an estimate, but the truth is that no one really knows. That's a terrific answer for a board compensating a CEO after a terrible year.

Stock awards involve simple math. An award of 100,000 shares that trade at $10 each is worth $1 million. Companies can stand up and justify that kind of executive reward or shrink from it.

Awards also avoid the distorted **accounting** surrounding **stock options.** Those awards must be accounted for by a company in its profit and loss statement. A company that issues a stock award worth $100,000 as compensation has to deduct a $100,000 expense from its business. Sounds obvious, right?

That's not the way options work. In nearly all option cases, companies don't record any expense. A public company can wallpaper its headquarters with executive options and it won't make a dime's dent in reported profits.

The Financial Accounting Standards Board tried to change all that in the 1990s, but the same Congress grilling Enron executives now put the heat on the accountants back then. Big public companies, especially high-tech businesses, liked option accounting just the way it was.

Executives who get stock awards instead of options are also less likely to try something very risky that can backfire. If they did, their shares would go down hard and possibly stay down. Their options would go hopelessly underwater.

If that was the end of the story, it would be equally bad news for stock and option holders. But executives who lose with options routinely get bigger and better grants to replace them at lower prices the next year, according to research by Hall. It's the closest thing to a no-lose proposition in the stock market.

Hopefully, the option bonanza of the last decade is on the wane. There is a better way to reward people for good work.

Steven Syre can be reached by e-mail at syre@globe.com.

GRAPHIC: PHOTO, Tyco CEO Dennis Kozlowski made $100 million exercising stock options. / AP FILE PHOTO

LOAD-DATE: February 11, 2002

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February 10, 2002

MARKET WATCH

Scandal's Ripple Effect: Earnings Under Threat

When Enron (news/quote) caved in last December, investors with the good fortune to have none of the energy giant's stock in their portfolios no doubt breathed a collective sigh of relief.

But it has become increasingly clear in the two months since Enron's bankruptcy filing that an investor did not have to own Enron shares to have been hurt by the largest business scandal in decades. Each revelation in the saga has added to suspicion that Enron may not be an anomaly, that much greater risk resides in stocks today than investors had thought.

So it is not all that surprising that stock prices have sunk since early December. Recent data has shown that an economic recovery may be imminent, but the Standard & Poor's 500-stock index has fallen almost 4 percent since Enron failed, while the Nasdaq composite has lost almost 6 percent. Only the Dow Jones industrial average has held its own, losing just 1 percent in the last two months.

If and when the Enron mess fades from view, stock prices may well rebound, reflecting the expected economic

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Overextended?

The average American company owes much more than it is worth.

Corporate debt as a percentage of book value


150%
THIRD QUARTER
125
100
75
50
25
0
'95
'96
'97
'98
'99
'00
'01

Source: Economy.com

The New York Times

resurgence.

But Enron's aftershocks could instead have a more lasting and deleterious effect, not only on the shares of companies that are aggressive in their accounting, as Enron was, but also on stock prices over all. In that new world, companies may be forced to make adjustments that will hurt their results. Among other things, they will incur higher expenses and pay more to borrow — lowering reported earnings. And earnings — the genuine, unadulterated kind — are what shellshocked investors suddenly care deeply about.

In the broadest sense, Enron has shown investors that very bad things can happen to companies that engage in questionable practices to keep reported earnings up and stock prices aloft. But during the bull market of the late 1990's, few investors cared about nitty-gritty details. Little wonder that the current rush to examine corporate accounts is turning up disturbing questions at several companies, including Tyco International (news/quote), the AES Corporation (news/quote) and the Elan Corporation. In recent days, their stock prices slumped. Any company is now suspect if it has used a lot of off-balance-sheet financing, has made many acquisitions, has used joint ventures to create revenue or has been a serial user of restructuring charges.

"All of these mechanisms that were designed to present a company's financial condition in the best possible light are now going to meet a very much higher standard of review and disclosure," said Jonathan Cohen, portfolio manager at JHC Capital in Greenwich, Conn., and former chief of software and Internet research at Merrill Lynch (news/quote). "Undoing these mechanisms is going to take air out of the dirigible that has been inflated over the course of many years."

Investors hoping for a quick rebound in stock prices must face another harsh reality, gleaned from history. Crises that occur in the midst of bull markets typically wind up delivering only short-term blows to stocks, but crises in bear markets usually exacerbate the existing downturn. And the bear market continues.

"People expect that the effects of a crisis will quickly be overcome and the market will go up," said Stephan R. Crandall, principal at Crandall, Pierce & Company, an investment research firm in Libertyville, Ill., who has studied market reactions to dire events going back to 1940. "But there hasn't been a crisis yet, if we are in a bear market that has lifted us into a bull market. The reality is, you always come back to the fundamentals that were in place prior to the crisis."

The Enron collapse, coming on the heels of a wild spike and distressing decline in stock prices, has so angered investors that they are forcing executives to change their practices. "Up until very recently, management was rewarded by engaging in certain types of bad

behavior," said Howard Schilit, president of the Center for Financial Research and Analysis in Rockville, Md. "Now that reward structure has been flipped 180 degrees. The market is saying, `We are fed up with people not telling us the truth.' "

Companies that continue to operate in the old, anything-goes mode will be punished by investors, Mr. Schilit predicted. Other companies — those with simple accounting, understandable businesses and internally generated earnings growth rather than growth by acquisition — will be rewarded by fresh investor appreciation.

Regulators are already mandating some behavioral changes. Last Thursday, for example, the Securities and Exchange Commission proposed new rules for analysts that call for increased oversight of research department activities by firms' compliance departments. This oversight would increase costs and reduce profits at brokerage firms.

Executives at many companies, meanwhile, are scrambling to meet new demands from investors for clarity and total accuracy in financial disclosures. Some companies are being forced to restate recent earnings to reflect a new, more conservative approach to accounting.

Last Wednesday, the Cornell Companies (news/quote), an operator and builder of prisons, said that it was examining its off-balance-sheet transactions and that its past financial reports, which had been audited by Arthur Andersen, might have to be revised. Cornell's shares fell 43 percent on the news.

Other companies may be compelled by their auditors to bring debt that had been shunted off to so-called special-purpose entities back onto their balance sheets. That would cause problems for many companies. Not only would companies face severe limits on their future borrowing capacity, they would also increase their interest expenses and reduce their earnings. Lower earnings would mean less money to finance operations or research and development. And it would mean fewer dollars to buy back shares, an activity that has helped many companies keep their stock prices up in times of poor performance.

Continued
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Business
The New York Times

February 10, 2002

MARKET WATCH

Scandal's Ripple Effect: Earnings Under Threat

(Page 2 of 2)

Because they are hidden from view, off-balance-sheet obligations at companies are impossible to assess fully. Certainly, banks and brokerage firms are heavy users of so- called structured financing methods, as are companies that have financing arms to help customers buy their goods — like Ford Motor (news/quote), General Electric (news/quote) and I.B.M. (news/quote)

Overextended?

The average American company owes much more than it is worth.


Corporate debt as a percentage of book value
THIRD QUARTER
150%
125
100
75
50
25
0
'95
'96
'97
'98
'99
'00
'01
Source: Economy.com

The New York Times

Andrew Smithers, who runs Smithers & Company, an economic consulting firm in London, offered one way to judge the size of off-balance-sheet debts: look at total debt in the financial sector, which has been rising faster in recent years than that of businesses and households. As recently as 1996, financial debt amounted to 32 percent of total debt in the private sector. Now it stands at 36 percent.

Some financial debt is household obligations, like automobile leases, Mr. Smithers said. But he thinks most of it represents off-balance- sheet debts of corporations.

"U.S. companies are already highly leveraged," he said. "It is unlikely that they could take on balance sheet

much of their off-balance-sheet debt without many companies being in breach of their debt covenants." If, for example, just half of all financial debt were moved onto corporate balance sheets, the leverage would jump to 163 percent of companies' net worth, based on replacement cost of assets, Mr. Smithers said.

If their balance sheets are hobbled by such crushing debt loads, companies will no longer be able to tap debt markets for capital. They will instead have to go to the equity markets. That won't help investors, though: a jump in the supply of shares could also depress stock prices over all.

Another hit to earnings, though probably not in the immediate future, involves the current accounting for stock options. Now, companies take tax deductions when their workers exercise options, but if three senators have their way, those companies will be forced to compute the costs of options grants and deduct them from revenue. Most companies do not do this, referring to the costs of such grants only in footnotes to their financial statements.

As a result, companies benefit from options grants in two ways. First, the grants make companies' earnings look better than they would if options were deducted from revenue, as are other employee costs. Second, companies receive a tax benefit equal to the difference, known as the spread, between the strike price of an option and the price of the stock when an employee exercises it.

Because option grants have become so huge in recent years, changing the way companies account for them could put big pressure on earnings. According to Sanford Bernstein & Company, a brokerage firm in New York, the value of such grants at the nation's 2,000 largest companies rose to $162 billion in 2000 from $50 billion in 1997. Bernstein estimates that if the nation's 500 largest companies had deducted the cost of options from their revenue, their annual profit growth from 1995 to 2000 would have been 6 percent instead of the 9 percent that was reported.

In recent years, companies that are heavy users of options, including Microsoft (news/quote), Cisco Systems (news/quote) and Dell Computer (news/quote), have erased much if not all of what they owed in taxes. But when it became clear that stock option deductions had helped to wipe out more than $625 million in taxes that Enron owed to the government from 1996 to 2000, concern about preferential treatment of corporate stock options got new life.

The three senators — Carl Levin, the Michigan Democrat; John McCain, the Arizona Republican; and Peter G. Fitzgerald, the Illinois Republican — are expected to introduce legislation this week requiring companies to deduct stock option costs from their revenue if they intend to take the tax deduction for options that are exercised.

"With Enron, you saw excessive incentives within that company to pump up their per-share earnings to keep their options in the money at all times," Mr. Fitzgerald said. "I am concerned that overuse of stock options could promote further the pump-and-dump syndrome that we've seen from companies like Global Crossing."

As a matter of course, corporate lobbyists will mount a feverish campaign to defeat such a bill. But after the Enron collapse, misleading accounting — an accurate description of the current treatment of stock options — is a no-no, and the lobbyists may be beaten back.

Enron-related pressure on earnings comes as corporate profits are already declining. According to Moody's Investors Service, profit margins sank in the third quarter of 2001 to 7.5 percent, the lowest since the 7.4 percent at the end of 1982.

That is all the more reason for investors to obsess about earnings and the true value of a company rather than its share price.

John C. Bogle, founder and former chairman of the Vanguard Group, the mutual fund giant, sees another implication from the Enron mess. "There will also be a much more rigorous focus on what realistic growth for a company can be," he said.

That would indeed be a tectonic shift for investors. For years, the corporate fabulists were in charge. Now, it's the realists' turn.

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The New York Times, February 10, 2002

The New York Times

February 10, 2002, Sunday, Late Edition - Final

SECTION: Section 3; Page 13; Column 2; Money and Business/Financial Desk

LENGTH: 445 words

HEADLINE: How Will Washington Read the Signs?;
Revived Debate on Stock Options

BYLINE: By David Leonhardt

BODY:
Five years ago, Senators Carl Levin and John McCain offered a bill that would have forced companies to count stock options as an expense against profits. Business lobbyists fought idea vigorously, and it died quickly. Last week, the senators said they would introduce nearly the same bill.

They contend that companies now have it both ways, getting a tax deduction for the options but not counting them as an expense, even though they dilute the stakes of other shareholders. Enron received $625 million in tax deductions from stock options from 1996 to 2000. "It's time to end the stock-option double standard," said Mr. Levin, Democrat of Michigan.

The bill still faces an uphill fight, given the sums companies will be willing to spend on lobbying and campaign contributions to defeat it. But it already has a better chance than it did five years ago. The Council of Institutional Investors, which represents many shareholders, lent important political cover to the bill's opponents when it came out against the effort in 1997. At the time, the council agreed that options should not count as an expense because companies do not have to use cash to award them.

Since then, the New York **Stock** Exchange and the S.E.C. have greatly reduced the number of **stock-option** plans on which investors have a right to **vote.** Lacking the ability to restrain the plans, the council is now likely to support the effort, said Sarah Teslik, its executive director.

This battle is among many corporate-governance matters that Enron has made hot again.

Mr. O'Neill, the Treasury secretary, said last week that executives should not be allowed to use insurance to shield themselves from lawsuits over misleading financial statements.

Shareholder-rights advocates have also called on the S.E.C. to close a loophole that lets executives wait as long as 13 months to disclose some stock sales. When executives sell stock to their own companies, often to repay loans or shift assets within 401(k) accounts, they are not required to file the monthly disclosure form for insider sales. Kenneth L. Lay, Enron's former chief executive, made a number of those transactions last year.

The New York Stock Exchange will also consider a range of new measures to foster more director independence, among other things, in the coming year, said its chairman, Richard A. Grasso. "We've had horrific things happen, but it is not indicative of the broad spectrum of corporate America," he said. The question facing the exchange, he said, is, "What can we do to assure the public that the greatest capital market in the world is not structurally broken?" David Leonhardt

http://www.nytimes.com

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February 9, 2002

INVESTORS

Group Is Close to Switching Its Stance on Stock Options

By DAVID LEONHARDT

A large association of institutional investors is on the verge of switching its position and supporting an effort to force companies to count stock-option awards as an expense that cuts into profits.

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The change would give an important lift to a longstanding effort by members of the Financial Accounting Standards Board who have unsuccessfully fought to make stock options count as a compensation expense. Under current rules, companies receive tax deductions for the options their employees exercise even though the options are considered to have no cost on income statements.

Earlier this week, two senators, Carl Levin, Democrat of Michigan, and John McCain, Republican of Arizona, said that they would introduce a bill — similar to one that they first offered five years ago — that would require the change. The collapse of Enron (news/quote) has increased the need for companies to be forthcoming in their profit statements, they said.

When the bill was introduced in 1997, the investors' group, the Council of Institutional Investors, supported a large lobbying effort by corporate executives who argued that options should not count as an expense because they do not require companies to use cash.

But since then, as options have grown more popular, the New York Stock Exchange and the Securities and Exchange Commission have begun allowing many more stock- option plans to be adopted without

shareholder approval. That change caused the investors' group to reconsider its position, said Sarah Teslik, the council's executive director.

"If we can't vote on these things, then we have to punish them on the balance sheet," Ms. Teslik said.

The council's 60-member executive committee unanimously recommended the change at a meeting last month, Ms. Teslik said yesterday. The full membership of the council, which represents about 120 pension funds with more than $1 trillion in assets, will vote on the issue next month.

Advocates for shareholder rights say that the prevalence of stock options has diluted the holdings of long-term investors as boards have given executives large ownership stakes, often without the approval of other shareholders.

Executives counter that options have given them an incentive to improve their companies.

Analysts expect companies to mount strong opposition to the bill, which would direct the accounting standards board to change its policy. But Enron's collapse and the council's switch could lead to a closer fight than in 1997, when the bill did not even come up for a vote. At the time, the council, as an advocate for investors, gave the bill's opponents an important public relations weapon.

Senator Peter G. Fitzgerald, an Illinois Republican, is a co-sponsor on the new bill, along with Mr. Levin and Mr. McCain.

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USA TODAY, February 8, 2002

February 8, 2002, Friday, FINAL EDITION

SECTION: MONEY; Pg. 3B

LENGTH: 628 words

HEADLINE: Enron's fall fuels push for stock option law

BYLINE: Matt Krantz and Del Jones

BODY:
The Enron implosion has breathed life into legislation that business leaders thought they had killed in the mid-1990s.

In a highly controversial move, at least three senators want to end the legal tax deductions companies take for stock options they issue to executives and workers unless they subtract the same expense from their earnings.

As it is, almost every company takes a tax deduction for options, but ignores them when it comes to reporting their profits. Among the S&P 500, only Boeing and Winn-Dixie follow the advice of the Financial Accounting Standards Board in recording the cost of options on both ledgers, says David Zion, analyst with Bear Stearns.
The rest are like Enron, which took a $ 625 million tax deduction for options from 1996 to 2000, yet legally included the $ 625 million on its earnings.

If stock options were treated as an expense, the earnings reported by firms in the S&P 500 would have been 9% lower in 2000, Zion says. Technology companies, more likely to use options for rank-and-file compensation, would be harder hit. Fourteen companies, including Yahoo and Citrix Systems, would have posted losses in 2000, rather than gains. Microsoft and Cisco take large tax deductions for options.

Options are contracts that allow the purchase of stock, usually within five years, at today's price. If the stock rises, the stock can be bought at a discount.

Conventional wisdom has long held that options align the goals of executives and workers with those of the shareholders. Enron has given pause to that thinking because its executives artificially boosted the stock price at the risk of shareholders.

Outright fraud is rare, but at least a half-dozen academic studies have concluded that companies time the release of good or bad news near the date that executives are issued

their options, orchestrating a potential windfall.

Sens. Carl Levin, D-Mich., John McCain, R-Ariz., and Peter Fitzgerald, R-Ill., are dusting off the tax-deduction proposal that was defeated by a vote of 88-9 in 1994. At the time, Home Depot founder and CEO Bernard Marcus said he had "never been more strongly opposed to anything."

Citigroup CEO Sanford Weill was quick out of the chute Thursday, warning on CNBC's *Squawk Box* not to get into an Enron frenzy and hurry through bad legislation.

But Matt Ward, CEO of WestWard Pay Strategies, an options consulting firm in San Francisco, says he fears the legislation stands a better chance of passing this time because of what he calls the "Enron thieves" and because technology companies have been weakened by the economy and don't have the resources or energy to influence Washington.

Ward says a law change would result only in rank-and-file employees losing their stock options. CEOs would continue to get theirs, he says.

"Noises are coming from Washington because some oil company guys have been greedy," Ward says.

David Yermack, associate professor of finance at New York University's Stern School of Business, says he doubts if stock options could have pushed Enron executives into hiding millions of dollars of losses in off-book partnerships. That said, there is no reason options should not count against earnings just as cash compensation does.

"If Enron has made them reconsider this horrible position, there is a silver lining to this debacle," Yermack says.

More than 80% of financial analysts and portfolio managers agree with Yermack, according to a survey by the Association for Investment Management and Research.

"I'm dissatisfied with using fuzzy numbers in doing accounting," says Dick Wagner, president of the Strategic Compensation Research Associates.

Contributing: Jon Swartz

LOAD-DATE: February 08, 2002

Senators Probing Enron Will Try to Repeal Stock-Option Tax Rule

02/07/2002
Dow Jones Business News

WASHINGTON -- Leaders of the Senate's investigation of the collapse of Enron Corp. are moving to repeal a tax law that encourages companies to issue **stock options**, saying the energy company's financial dealings show the provisions are being abused, Thursday's Wall Street Journal reported.

Under current law, firms are allowed to claim tax deductions for **stock options** while not counting them as expenses on annual financial statements. Sen. Carl Levin (D., Mich.) complained the rule allows firms to effectively hide their long-term obligations, and he and Sen. John McCain (R., Ariz.) will introduce legislation next week that would deny the tax benefits of stock-option expenses that aren't reflected on company books.

The stock-option tax scheme at issue is widely used within the business community, but is coming under new scrutiny because of Enron (ENRNQ). From 1996 to 2000, the firm issued nearly $600 million in **stock options**, collecting tax deductions that helped to sharply cut the company's federal liability, according to an analysis by the Citizens for Tax Justice, an advocacy group with ties to organized labor.

Business/Financial Desk; Section C

ENRON'S MANY STRANDS: WEIGHING LAWS

2 Routes Proposed to Limit Stock Conflicts of Interest

By GRETCHEN MORGENSON

02/07/2002
The New York Times
Page 6, Column 5

Securities regulators will introduce new rules today for Wall Street firms aimed at eliminating the conflicts of interest that encouraged research analysts to put their own interests ahead of their customers' when recommending stocks in recent years.

And in the Senate, lawmakers are planning to introduce a bill that would force companies that issue **stock options** to executives and employees to deduct the options' costs as they would any employee expense.

The new rules for analysts are expected to provide investors with more information about how analysts are paid, limit the extent to which analysts can trade shares of companies they follow and prevent research departments from coming under the control of a firm's investment banking group.

Research departments will no longer be able to promise favorable reports to companies whose securities they are selling to investors, and analysts will be prevented from issuing research reports on new companies for 40 days after their shares are brought public. Analysts currently must wait 25 days to issue their first research reports.

The proposed rules have been endorsed by a number of Washington lawmakers and come nine months after Congress took up the issue of Wall Street conflicts in hearings. "Consider this Round 1 for comprehensive post-Enron reforms," said Representative Richard H. Baker, Republican of Louisiana and chairman of the House capital markets subcommittee that sponsored the hearings last year. "These reforms are not voluntary, but are binding rules subject to strong oversight and enforcement."

The failure of Enron last fall brought renewed scrutiny to analysts' conflicts. Even as the company was heading for bankruptcy, most of the large Wall Street firms continued to recommend its shares to the public. Even after the bankruptcy filing, analysts at several large firms maintained their buy recommendations on Enron.

But Enron was only the most recent in a long line of faltering companies in which Wall Street analysts in recent years encouraged investors to buy shares. During the technology stock mania of the late 90's, analysts aggressively promoted shares of untested Internet companies and telecommunications concerns that were generating huge fees for these analysts' brokerage firms. But when these stocks fell to earth, the analysts were silent.

Voluntary standards of behavior for analysts were promulgated by the securities industry last June, but the rules came under fire from Congress because no enforcement mechanism accompanied them. According to securities regulators, today's rules close that loop.

"I think it is a very comprehensive and tough set of rules," said Robert Glauber, chairman of the National Association of Securities Dealers, the nation's largest self-regulatory organization. "It is a combination of disclosure and outright prohibitions that I believe will go a long a way to dealing with conflicts. These will have the teeth of enforcement. We will be examining for compliance."

Under the rules, a brokerage firm's compliance department will be charged with ensuring that the firm's research activities are kept separate from the investment banking group. This is intended to prevent bankers from enlisting analysts to write positive reports on companies whose securities the firm is selling to the public. The rules will also require that research reports disclose when an analyst has received compensation from investment banking revenue generated at the firm.

Analysts will not be banned from owning shares in the companies they follow. But there will be limits on trading, including a ban on an analyst's trading against his or her recommendations, and there will be periods surrounding a rating change when analysts cannot trade for themselves. If an analyst's firm owns 1 percent or more of a company's shares, that holding must be prominently disclosed in a report.

Wall Street firms must also provide investors with the range of recommendations they have on stocks at any given time. For example, if the firm follows 100 stocks, it must disclose to clients how many it currently rates a buy, hold or

sell. Research reports would also carry graphs plotting the prices at which an analyst recommended the shares.

The Securities and Exchange Commission, which will oversee enforcement, will allow public comment on the rules before it decides whether to modify them. Representative John J. LaFalce, Democrat of New York and ranking minority member of the House Financial Services Committee that helped draft the rules, said, "This is a good first step but more needs to be done."

Enron's collapse has also renewed lawmakers' interest in how companies that issue **stock options** do not have to deduct their costs under accounting rules. But these companies can and do take sizable tax deductions every year in which large blocks of options are exercised by executives. As a result, many of the nation's largest and most profitable companies have escaped paying income taxes in recent years.

From 1996 to 2000, for example, Enron eliminated taxes of $625 million through aggressive stock option grants.

Senator Carl Levin, Democrat of Michigan, is expected to introduce legislation next week with Senators John McCain, Republican of Arizona, and Peter G. Fitzgerald, Republican of Illinois, that, if passed, would require companies to deduct the cost of their stock option grants from operations if they also intend to take a tax deduction for the options.

"It's time to end the stock option double standard," Mr. Levin said. "It's time for companies to tell stockholders and the public the same thing they tell Uncle Sam to get the tax deduction."

Accounting rules have allowed companies to keep stock option costs out of their income statements since 1993, when the nation's accounting rule makers lost a battle with corporate lobbyists. Companies need only detail their options' costs in the footnotes to their financial statements.

But as option grants have grown in size, companies' ability to keep their costs off income statements has resulted in inflated earnings. Sanford C. Bernstein & Company, the brokerage firm, estimates that if the nation's 500 largest companies had deducted the cost of options from their revenue, their annual profit growth would have been 6 percent rather than the 9 percent that was reported.

"In the wake of the Enron debacle, there is greater concern about the integrity of income statements and balance sheets," Mr. Fitzgerald said. "Now is the time for us to crack down on what appears to me to be misleading financial reporting."

Photo: Representative Richard H. Baker stressed that the rules lean toward "oversight and enforcement." (Bloomberg News)

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Australian Financial Review February 7, 2002

February 7, 2002

SECTION: News; Opinion; Pg.55

LENGTH: 533 words

HEADLINE: Soft Options Result In Hard Times

BYLINE: Robert Samuelson,Robert Samuelson Is A Member of The Washington Post Writers Group.

BODY:
As the Enron scandal broadens, we may miss the forest for the trees. The multiplying investigations have created a massive whodunit. Who destroyed documents? Who misled investors? Who twisted or broke accounting rules? The answers may explain what happened at Enron but not necessarily why. We need to search for deeper causes, beginning with stock options. Here's a good idea gone bad stock options foster a corrosive climate that tempts many executives, and not just those at Enron, to play fast and loose when reporting profits.

Twenty years ago, America's corporate managers were widely criticised. Japanese and German companies seemed on a roll. By contrast, their US rivals seemed stodgy, complacent and bureaucratic. Stock options were one tool in a managerial upheaval that refocused attention away from corporate empire-building and towards improved profitability and efficiency.

This is what seems to have happened at Enron. The company adored stock options. About 60 per cent of employees received an annual award of options, equal to 5 per cent of their base salary. Executives and top managers got more. At year-end 2000, all Enron managers and workers had options that could be exercised for nearly 47 million shares.

This is an invitation to abuse. To influence **stock** prices, executives can issue optimistic profit projections. They can delay some spending, such as research and development (this temporarily helps profits). They can engage in **stock** buybacks (these raise per-share earnings, because fewer shares are outstanding). And, of course, they can exploit **accounting** rules. Even temporary blips in **stock** prices can create opportunities to unload profitable **options.**

Stock options are not evil, but unless we curb the present madness, we are courting continual trouble. Here are three ways to check the overuse of **options:**Change the **accounting** count **options** as a cost. Amazingly, when companies issue **stock options,** they do not have to make a deduction to profits. This encourages companies to create new **options.** By one common **accounting** technique, Enron's **options** would have required deductions of almost $2.4 billion from 1998 through 2000. That would have virtually eliminated the company's profits.Index **stock options** to the market. If a company's shares rise in tandem with the overall **stock** market, the gains don't reflect any management contribution and yet, most **options** still increase in value. Executives get a windfall.

should reward only for gains above the market.Don't reprice **options if the stock** falls. Some corporate boards of directors issue new **options** at lower prices if the company's **stock** falls. What's the point? **Options** are supposed to prod executives to improve the company's profits and **stock** price. Why protect them if they fail?

Within limits, stock options represent a useful reward for management. But options have become a kind of free money sprinkled about by uncritical corporate directors. The unintended result was a morally lax, get-rich-quick mentality. Unless companies restore limits prodded, if need be, by new government regulations one large lesson of the Enron scandal will have been lost.

LOAD-DATE: February 6, 2002

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Even Last Year, Option Spigot Was Wide Open

2/3/02

By STEPHANIE STROM

SURPRISE, surprise. Early reports suggest that top executives across America got a bigger dollop of stock options last year as part of their pay.

As corporate earnings and cash flow have ebbed and stock prices have fallen, boards have been doling out options as a cheap, balance-sheet-friendly way of compensating managers.

The annual proxy season, when companies reveal compensation, is just starting. If the disclosures show the trend toward larger option grants holding after a year that most companies would like to forget, it would seem to make a mockery of the concept of pay for performance. That was the reason options grew so popular in the first place. Yet while some companies are trying to make options better reflect their fortunes, most others simply contend that options are primarily a motivational tool and have never been a reward for performance.

With stock prices stalled, options may not seem attractive now. But executives who receive them can usually count on rich rewards eventually, even if a company does only marginally better. The increase in options, however, imposes additional costs on shareholders; the more options granted, the lower the return for investors, since their holdings are, one way or the other, diluted.

But the options keep coming. Chief executives who received more of them last year, even as their companies suffered, include Daniel A. Carp of **Eastman Kodak**, John T. Chambers of **Cisco Systems**, Scott G. McNealy of **Sun Microsystems** and Harvey R. Blau of **Aeroflex**.



Reuters

Daniel Carp of Eastman Kodak

And Henry B. Schacht, returning to the helm of troubled Lucent, received annual options grants almost five times the size of those his predecessor received — and more than 17 times the size of the last grant he received the year he retired. "Fiscal 2001 was rather challenging for Lucent, so the grants were made to ensure Henry had management stability through the turnaround," said Mary Lou Ambrus, a Lucent spokeswoman, in explanation.

Chances are, many chief executives received bigger options awards, as proxy statements, filed each March and April by most companies, are expected to show, experts say. Some were no doubt issued to make up for previous grants that had been rendered worthless by tumbling stock prices.

At the same time, the market's recovery has revived hopes that old option grants will not be worthless. "Options typically run for

Continued on Page 12

Early Indications

As companies begin to report last year's results, they seem to be giving their chief executives more stock options exerciseable at lower prices.


OPTIONS GRANTED
500,000 shares
400,000
300,000
200,000
100,000
0
'99 '00 '01
VALUE OF OPTIONS
$7 million
6
5
4
3
2
1
0
'99 '00 '01

Figures are from a 3rd-quarter survey of 50 companies by Pearl Meyer & Partners.

The New York Times

Continued From Page 1

10 years, and already many of the ones issued in the last year are back in the money," said John N. Lauer, chief executive of **Oglebay Norton**, a shipping company. "If the economy recovers, those issued in previous years will also regain value."

MR. LAUER has gained notoriety in corporate circles for his insistence on being paid entirely in options priced well above Oglebay's stock price. Though Oglebay's performance has improved somewhat, options he received five years ago are still worth nothing.

"In a social setting where I'm in a room with other C.E.O.'s, someone will teasingly suggest that they pass the hat for me because I'm not making any money," he said. "I think they figure I'm loony or something."

Mr. Lauer is not the only executive to have high performance goals, but it is safe to say that most executives keep drawing large salaries, plus more and more options. According to a survey done in the third quarter of last year by Pearl Meyer & Partners, a human resources consulting firm in New York, the number of options granted by 50 major companies that will report their 2001 compensation this spring was up an average of 12 percent from 2000.

Consultants expect that trend to continue as companies report 2001 compensation practices this spring. "It's a great time to give options," said Pearl Meyer, president of the firm. "They're cheap because they involve no charge to earnings, and that's important at a time when profits are down and boards are trying to make up for the fact that salaries and bonuses are both down."

But Ms. Meyer and many others in the field — as well as, they say, the members of corporate compensation committees — are not happy to see the increase in options grants. Their expressions of concern are striking because compensation consultants have been among the biggest champions of the use of options as performance incentives.

The consultants are worried, in part, about the option "overhang" — options outstanding, plus those shares that investors have authorized but that have yet to be granted. More fundamentally, they suggest that the links between a manager's pay and a company's performance — as measured by, say, profitability, market-share growth and smart acquisition strategies — have become more tenuous.

Ms. Meyer suggests that the at-risk components of executive pay be viewed as the legs of a stool; the leg reflecting stock performance has grown longer and longer, while those reflecting business and financial performance have become shorter.

"We have overdosed on options and the stock market," she said. "We're dependent on the stock market for executive compensation, pension payments, directors' compensation, 401(k) plans — our whole economy, practically, is dependent on the market's performance."

That reliance has produced an overhang that dangles like a sword of Damocles over investors. Eventually, their stakes will be diluted — either when companies issue vast quantities of new shares to make good on options grants, or when they undertake share-repurchase programs that eat up cash they might use for operations.

According to a study by Watson Wyatt Worldwide, a human resources consulting company, the average options overhang of the companies in the Standard & Poor's 500-stock index was 14.6 percent of outstanding shares in 2000, up from 13 percent a year earlier.

This spring's numbers will probably show another rise. The overhang "is definitely going to be up" by a percentage point or more in 2001, said Ira T. Kay, a consultant at Watson Wyatt Worldwide, "because people aren't exercising their options the way they were when the stock market was booming."

Mr. Kay predicted that the slowdown in the exercising of options would work to curb the issuing of new ones this year and next, although he anticipates a slow increase over the long term. "I've been in meetings of five boards that were very reluctant to go to shareholders to ask for more shares to underwrite options grants," he said. "They don't think they can justify it."

Companies are losing out on another salutary benefit of options compensation as well — their ability to reduce corporate taxes. Employers get a deduction when employees exercise options, but as Mr. Kay and other compensation consultants note, these days few are cashing them in.

Oddly, shareholder advocates and institutional investors, who stand to lose the most from an option glut, seem sanguine thus far. Some note that while option awards have increased, the value of the awards has collapsed. Pearl Meyer's research shows that the value of option grants fell 7 percent in the first eight months of 2001 after rising steadily for several years.

Some shareholder advocates say that will also help curb future grants, as long as stocks are sluggish.

"We've had a 20 percent drop in the Standard & Poor's index," said Patrick S. McGurn, of Institutional Shareholder Services, a consulting business in Rockville, Md. "And the standard valuation method for options would tell you that you'd have to double or triple grants just to get to the level where you were the previous year. Most boards are going to balk at those numbers, particularly when corporate performance has been so poor."

But that may be wishful thinking. Last year, Eastman Kodak took $659 million in restructuring charges that, combined with falling sales and market share, pushed its earnings down 95 percent. In November it awarded its chief executive, Mr. Carp, options for 250,000 shares at an exercise price of $29.31, Kodak's stock price at the time. All Mr. Carp must do to gain is keep Kodak's stock level.

That grant came on top of the 100,000 options he received in January 2001 at a strike price of $40.97. So Mr. Carp received three and a half times as many options in 2001 as he did in 2000 — at markedly lower strike prices. Sandra R. Feil, director for worldwide total compensation at Kodak, said Mr. Carp received two awards last year because the company had changed the timing of its grants, to November from January.

AS for the increase, Ms. Feil said Kodak had worked with Frederic W. Cook & Company, a compensation consultant, which found that Mr. Carp was in the lowest 25 percent of executives receiving options. "What we've done," she said, "is taken a step, and even a conservative step at that, in getting him out of that lowest quartile."

But what about Kodak's dismal performance last year? "We look at stock options as a long-term incentive that's forward-looking," Ms. Feil said. "We don't look at them as a reward for past performance."

To understand just how easy it is to get richer and richer on options, consider the case of Lawrence J. Ellison, chairman, chief executive and co-founder of the **Oracle Corporation**, the software maker. In January, with Oracle's stock trading just above $30, near its yearly high of $34, Mr. Ellison exercised option grants for about 23 million shares at an average price of 23 cents, for a paper profit of more than $700 million.

It was the biggest options bonanza on record — and Mr. Ellison holds options to buy an additional 47.9 million shares. "He could end up taking $3 billion out of the company," said Judith Fischer, managing director of Executive Compensation Advisory Services, a consulting firm.

Investors are often forgiving of founders like Mr. Ellison, many of whom staked personal assets and invested buckets of sweat equity to get companies off the ground. His paper profit has shrunk to $378 million as Oracle's stock has sagged.

But investors were still piqued by Mr. Ellison's timing. He exercised his options a month before Oracle issued an earnings warning. The options expired on Aug. 1; he was under no pressure to sell them in January.

Options Abound

More companies are using options in pay packages, but in a sagging stock market few are being exercised, leaving investors exposed to potential dilution of shares.

Options granted as a percentage of stock outstanding for the 1,500 largest companies in America.



14%
12
10
8
6
4
2
0
'90
'95
'97
'99
'00

Options granted but not exercised as a percentage of stock outstanding for the 1,500 largest companies in America, by sector, in 2000.



Technology
24.1%
Health care
18.3
Consumer cyclicals
15.2
All companies
14.6
Transportation
14.5
Communication services
14.1
Consumer staples
13.5
Basic materials
12.9
Capital goods
12.8
Financials
12.4
Energy
9.5
Utilities
6.5

Source: Watson Wyatt Worldwide

The New York Times



Ruby Washington/The New York Times





Photographs by Associated Press

Executives whose compensation depends heavily on options include C. Michael Armstrong of AT&T, top; Lawrence J. Ellison of Oracle, above left; and John N. Lauer, chief executive of Oglebay Norton, above right.

To protect shareholders from dilutions from options, Oracle routinely buys shares in the market. Other big corporate users of options, like **Microsoft** and **Dell Computer**, do, too, contending that it not only protects shareholders, but offers them tax advantages.

But repurchase programs can also have a huge impact on a company's cash flow. Oracle started the fiscal year that began June 1, 2000, with $7.4 billion in cash, then spent $4.3 billion to repurchase shares largely for use in its options program.

At the end of the fiscal year, the company's overhang stood at 28 percent of total outstanding shares. Microsoft has a similarly large overhang, but it also has more cash.

For years, shareholders have pushed companies to make chief executives earn their keep, and they initially applauded the use of options to accomplish that goal. But companies found ways to make sure the options were worth something regardless of performance, by repricing worthless options or replacing them with fistfuls of new ones.

The outcry over those practices, however, may be pushing some companies to make changes.

In the spring of 1999, the LongView Collective Investment Fund, which manages some A.F.L.-C.I.O. pension money, submitted a shareholder proposal to the **Chubb** Corporation, the insurer, asking it to grant options that would more closely align compensation with performance.

The proposal was defeated. But when Beth W. Young, an independent consultant who advises the A.F.L.-C.I.O. and other pension fund managers, called Chubb the next spring to resubmit the proposal, she was told that Chubb had already incorporated into its incentive plan options that could be exercised only if the stock price rose significantly.

Roughly half the options handed out to Chubb's senior management in 2000 and 2001 have an exercise price 25 percent higher than the stock price on the day they were granted. But only 2 percent to 4 percent of large companies use such "premium priced" options, consultants say.

"The executives who were granted these options will, at least in theory, have a much stronger incentive to take steps to increase the stock price," said Donald B. Lawson, the Chubb senior vice president who manages compensation and benefits.

Chubb also uses "performance shares," which can typically be redeemed only after three years and only if the company clears specific hurdles. In 2000, for example, the performance shares it handed out in 1998 were worthless because the company did not hit those targets.

For Dean R. O'Hare, Chubb's chief executive, that meant his total compensation fell by $448,508 from the previous year. He did get more options, but those largely replaced restricted shares — those that cannot be sold right away — after the company decided not to use them to reward executives, Mr. Lawson said.

Performance shares held by C. worthless for three years, as the company has fallen short of the board's goals for increases in total return to shareholders.

An options award for 419,200 shares granted to Mr. Armstrong at the end of 2000 was also tied to better performance. The options can be exercised only if AT&T produces a $145 billion pretax gain for shareholders in the year that started March 31. On the other hand, another twist on options accelerates the vesting period if a company's shares reach a certain target. In 2000, the **Williams Companies** granted options with the condition that if, on certain days, the stock traded at 1.4 times the price at the beginning of the year, the options could be exercised immediately rather than over three years.

Other companies are working to get more plain-vanilla stock, not options, into executives' hands — stock they must buy. When **Beazer Homes USA**, a home builder, went public in 1994, it adopted a management stock purchase program to increase managers' stakes. At the beginning of each year, some 80 executives can choose to give up a percentage of their bonuses to buy stock at a 20 percent discount on the year-end closing price. The stock cannot be sold for three years.

Executives now own roughly 8 percent of the company, said David S. Weiss, Beazer's chief financial offier. "We think it's a good idea to have them put real money at risk, as opposed to just receiving a reward," he said. "Options feel like a gift from the company that the market, through its whims, will reward or not. Shares reflect the company's performance, whether good or bad."

Mr. Kay, at Watson Wyatt, said such pure stock subsidies were gaining popularity. More companies, he said, plan to use contingent options like those at Chubb and AT&T, which try to reflect financial and business performance.

Investors expect the **BellSouth** Corporation and the **Eaton** Corporation, for example, to disclose such adjustments in their new proxy statements. A spokesman for Eaton said he was unaware of such a move, and a spokesman for BellSouth declined to comment until the proxy is released in March.

BUT other boards are already finding ways to limit the risks that performance shares, premium-priced options, performance-accelerated options and other performance-linked tools pose.

Until last April, Archie W. Dunham, chief executive of **Conoco**, had options giving him the right to buy 700,000 shares. But he could exercise them only if Conoco's shares traded above $35 on each of the five days before Aug. 17 of this year.

Before Conoco bought Gulf Canada Resources in July, however, its board granted a two-year extension to Mr. Dunham and at least six other executives holding those options. "The board thought the climate was right this year for some kind of an acquisition but that it could have an adverse effect on the stock price," John McLemore, a Conoco spokesman, said. "They thought it wouldn't be really fair for those people who held these options to be punished for something that might make it harder for them to meet the conditions."

That means the board rewarded Mr. Dunham and his colleagues for an acquisition that it knew was likely to hurt Conoco's shares, at least temporarily — a courtesy not extended to shareholders. □

COMMENT & ANALYSIS - Coming clean.
By RICHARD WATERS.

02/02/2002
Financial Times

COMMENT & ANALYSIS - Coming clean - The realisation that corporate earnings have been too good to be true will force more rigorous accounting and a close look at the treatment of off-balance sheet items, says Richard Waters.

Ordinary mortals are not often forced to consider the complexities of corporate accounting. Yet it became difficult for investors to ignore the subject last Tuesday as a spate of rumours about accounting irregularities sent the entire US stock market down sharply. And that night, when George W. Bush brought up the subject in his State of the Union address, it was a clear sign that something must be seriously amiss.

The president used his most important set-piece speech of the year to call for "stricter accounting standards and tougher disclosure requirements". US companies needed to be "more accountable to employees and shareholders and held to the highest standards of conduct".

Behind those comments and the jitters on Wall Street lies a full-blown crisis in accounting. And this is not just some arcane financial issue: if the basic financial language that companies use to communicate their business performance is flawed, there must be a question over how much their reported profits can be relied on.

The stock market boom of the 1990s was supported by a surge in corporate earnings. But what if at least part of that improvement was a mirage? "There's no question that headline earnings during the boom period were overstated," says Martin Barnes, an economist at Bank Credit Analyst. The increase in reported profits was ultimately unsustainable, he adds: "Profits can't grow faster than the overall economy over a long period of time."

To the person in the street, it may seem bizarre that the financial system could have turned a blind eye to this state of affairs. But amid the stock market boom, it became very difficult for investors to look more critically at company accounts.

"We all knew it at the time," says Rob Gensler, who runs a media and telecommunications mutual fund at T. Rowe Price. "But we all ignored things like one-time charges and pension fund costs." He says institutional investors could not afford to be sceptical during the stock market bubble because selling equities would have damaged their short-term performance. "Rational behaviour wasn't rewarded - you would have under-performed," he says.

All that has now changed. The reliability of earnings reports is under greater scrutiny than ever. That means that corporate profits may appear more muted in future than they did in the past. "The odds are that in the short run, earnings will be more conservatively stated," says Bill Miller, who manages an $11bn investment fund at Legg Mason. "The big accounting firms are running scared and they will 'scrub' these numbers much more carefully."

Since movements in share prices are closely tied to perceptions about corporate earnings, that also carries implications for the stock market at large. "The quality of earnings has been going down - and eventually earnings and stock prices pay the price," says Mike Mayo, a banking analyst at Prudential Securities in New York.

It has taken the collapse of Enron to touch off this crisis of confidence. The energy trading giant's spectacular demise proved that it was possible for a company to present a picture of good health at the same time that its finances were crumbling. Enron simply parked the inconvenient items it did not want people to know about in partnerships that did not appear in its accounts. Until the whole edifice imploded, the bad news simply vanished.

"This is not a one-off thing," warns Mr Miller. "There's been a consistent pattern." Big companies such as Waste Management, Cendant, and Lucent Technologies have already been forced to concede that they

seriously overstated their earnings in recent years. And on Tuesday PNC Financial Services, a well-regarded bank based in Pittsburgh, was forced to restate its profits under pressure from the Federal Reserve, in the process wiping a quarter from last year's reported earnings.

Unlike Enron, PNC is not a product of racy financial engineering. But like Enron, it kept some transactions out of its accounts that the regulators now believe should have been included. That this type of off-balance sheet behaviour is a common feature of modern finance has raised a question for the entire banking sector.

The new level of scrutiny applied to corporate accounting has now also spread to a wide array of practices that have become common in recent years, and which together may have helped US companies to present their figures in an unduly favourable light.

Most have been openly debated for years: unlike the off-balance sheet shenanigans of Enron, they are entirely visible to a scrupulous investor. But taken together, they may have been allowed to distort significantly the headline earnings that companies report - the single profit number that Wall Street looks to first each quarter when trying to assess how a company is doing.

Among the most significant of these practices are the big write-offs against profits that have become a familiar part of the corporate landscape; the ability of companies to insulate their profits from the cost of issuing stock options to employees; and the over-inflated assumptions on which corporate pension funds are run. Big write-offs can eat up a large part of a company's regular quarterly earnings. According to Mr Mayo, write-offs at US banks consumed 13 per cent of earnings last year - well above the 5 per cent average of the past decade.

As they fire workers, write down the value of assets and sell or close businesses to cope with difficult markets, some companies have turned to such charges repeatedly in recent years. That makes a mockery of the claim that these are "one-off" events. AT&T, for instance, has taken $13.5bn of restructuring charges over the past four years. The US telecoms company now believes that the big hits to profits are over and its future earnings forecasts will take into account the effects of restructurings like these. But Chuck Noski, chief financial officer, shied away this week from promising that the practice was gone for good.

A second issue that has agitated many investors has been the way that companies account for stock options, which became a popular form of remuneration in the 1990s, particularly in the technology industry. After a long battle with the accounting profession, technology companies won their fight to keep these costs - which appear only in footnotes - out of their profit and loss accounts.

Corporate pension funds have become a third issue of widespread concern. Companies that promise a certain level of pension to employees when they retire are obliged to make up any difference if the pension funds fall short. That can have a big effect on profits now, since any expected shortfall has to be deducted from current profits.

Writing in Fortune magazine recently, Warren Buffett, whose long-term track record as an investor is virtually unsurpassed, pointed out how easy it was for companies to influence these figures. General Electric, for instance, assumes its pension fund will earn an annual return of 9.5 per cent over the long term, well above the 7.5 per it assumed 20 years ago. As a result, it was able to take a credit to its profits of $1.74bn last year. "Heroic assumptions ... do wonders for the bottom line," Mr Buffett pointed out. He quoted Goldman Sachs research that showed how 35 companies in the S&P 500 had obtained more than 10 per cent of earnings from such credits.

The new level of scrutiny being applied to US earnings may not guarantee that the numbers will be any less subjective. Forecasts of investment returns, for instance, will remain as conjectural as ever. But it does mean that the assumptions behind the figures will be tested far more thoroughly. As Mr Bush's speech suggested, a new mood of conservatism is taking hold.

Commentary

Stock options a `good idea gone bad'

Robert Samuelson, Washington Post Writers Group

02/01/2002
Chicago Tribune
North Sports Final ; N
23

As the Enron Corp. scandal broadens, we may miss the forest for the trees. The multiplying investigations have created a massive whodunit. Who destroyed documents? Who misled investors? Who twisted or broke accounting rules? The answers may explain what happened at Enron but not necessarily why. We need to search for deeper causes, beginning with **stock options**. Here's a good idea gone bad--**stock options** foster a corrosive climate that tempts many executives, and not just those at Enron, to play fast and loose when reporting profits.

As everyone knows, **stock options** exploded in the late 1980s and 1990s. The theory was simple. If you made top executives and managers into owners, they would act in shareholders' interests. Executives' pay packages became increasingly skewed toward options. In 2000, the typical chief executive officer of one of the country's 350 major companies earned about $5.2 million, with almost half of that reflecting **stock options**, said William M. Mercer Inc., a consulting firm. About half of those companies also had stock-option programs for at least half their employees.

Up to a point, the theory worked. Twenty years ago, America's corporate managers were widely criticized. Japanese and German companies seemed on a roll. By contrast, their American rivals seemed stodgy, complacent and bureaucratic. **Stock options** were a way to refocus attention away from corporate empire-building and toward improved profitability and efficiency.

All this contributed to the 1990s' economic revival. But slowly, **stock options** became corrupted by carelessness, overuse and greed. As more executives developed big personal stakes in options, the task of keeping the stock price rising became separate from improving the business and its profitability. This is what seems to have happened at Enron.

About 60 percent of its employees received an annual award of options, equal to 5 percent of their base salary. Executives and top managers got more. At year-end 2000, all Enron managers and workers had options that could be exercised for nearly 47 million shares. Under a typical plan, a recipient gets an option to buy a given numbers of shares at the market price on the day the option is issued. This is called "the strike price." But the option usually cannot be exercised for a few years. If the stock's price rises in that time, the option can yield a tidy profit. On the 47 million Enron options, the average "strike" price was about $30, and at the end of 2000, the market price was $83. The potential profit was nearly $2.5 billion.

Given the huge rewards, it would have been astonishing if Enron's managers had not become obsessed with the company's stock price and-- to the extent possible--tried to influence it. And while Enron's stock soared, why would anyone complain about accounting shenanigans?

Many executives will strive to maximize their personal wealth. To influence stock prices, executives can issue optimistic profit projections. They can delay some spending, such as research and development (this temporarily helps profits). They can engage in stock buybacks (these raise per-share earnings, because fewer shares are outstanding). And, of course, they can exploit accounting rules.

The point is that **stock options** have created huge conflicts of interest that executives will be hard-pressed to avoid.

Stock options are not evil, but unless we curb the present madness, we are courting continual trouble. Here are three ways to check the overuse of options:

1. Change the accounting--count options as a cost. Amazingly, when companies issue **stock options**, they do not have to make a deduction to profits. This encourages companies to create new options. By one common accounting technique, Enron's options would have required deductions of almost $2.4 billion from 1998 through 2000. That would have virtually eliminated the company's profits.

2. Index **stock options** to the market. If a company's shares rise in tandem with the overall stock market, the gains don't reflect any management contribution--and yet, most options still increase in value. Executives get a windfall. Options should reward only for gains above the market.

3. Don't reprice options if the stock falls. Some corporate boards of directors issue new options at lower prices if the company's stock falls. What's the point? Options are supposed to prod executives to improve the company's profits and stock price. Why protect them if they fail?

Within limits, **stock options** represent a useful reward for management. But we lost those limits, and options became a kind of free money sprinkled about by uncritical corporate directors. Unless companies restore limits--prodded, if need be, by new government regulations--one large lesson of the Enron scandal will have been lost.

GRAPHIC; Caption: GRAPHIC: Illustration by Steve Ansul.

Enron's Fall May Aid Push For Intl Stock Option Rules
By Phyllis Plitch

01/31/2002
Dow Jones Energy Service

Of DOW JONES NEWSWIRES

NEW YORK -(Dow Jones)- Supporters of a controversial international effort to forge new employee stock option accounting rules may have found a source of hope in an unlikely place: Enron Corp.'s (ENRNQ) accounting debacle.

Indeed, some see the growing clamor for more transparent financial reporting as helping their cause to create a standard that treats employee grants as a corporate expense.

The project is one of the first to be undertaken by the International Accounting Standards Board, the body charged with harmonizing global accounting standards. Simply considering the subject of stock option reporting drew corporate - and congressional - criticism last year.

Even Michael Oxley, R-Ohio, who chairs the House Financial Services Committee, which is holding hearings into Enron, got into the act last October. In a letter to former Federal Reserve Board Chairman Paul Volcker, Oxley questioned the wisdom of taking on the project. Volcker is chairman of the trustees of the foundation that governs the IASB.

But that was before the collapse of the Houston energy giant, and the launch of multiple government investigations into the company's accounting practices, most notably questionable off-balance-sheet partnerships run by Enron's former chief financial officer.

"I'm hopeful the international board will be given a bit more freedom to come up with what it thinks is the right answer," said Elizabeth Fender, director of corporate governance at TIAA-CREF, the giant teachers retirement fund, who is also a member of the project's advisory group. Fender hopes the current environment may stimulate a greater desire on the part of critics to enter the debate in search of the "best answer."

In coming to a tentative conclusion on **stock options** in September, the IASB uttered words few U.S. corporate executives want to hear: Companies should recognize **stock options** in their financial statements. That would mean that **stock options** - doled out to employees as part of their pay packages - would be treated as a compensation expense.

In a few weeks, the London-based IASB, which includes members from the U.S. and other countries, once again will delve into the contentious issue, as it chews over hundreds of comment letters.

The board plans to have a proposed standard ready in the fourth quarter. A final reporting standard is expected to be issued next year.

One of the biggest issues still to be tackled is how best to measure the expense. If the IASB does indeed adopt a standard, it will have gotten a lot further than its U.S. counterpart, the Financial Accounting Standards Board.

In the 1990s, a lobbying effort by companies against an options expense rule paid off, with corporate allies in Congress threatening the FASB's existence if it went through with its plan. The board retreated and instead gave companies a choice, to either expense the fair value of **stock options** or disclose the theoretical value in footnotes. Virtually all public companies have chosen the latter.

Nations currently are under no obligation to follow the group's recommendations. But the European Commission has proposed that by 2005 all companies listed in the European Union should be using international accounting standards, and eventually a legal mechanism will be set up for potential adoption of the IASB standards.

For its part, the FASB has shown no public desire to revisit the issue. But amid the recent finger-pointing in Congress brought on by the Enron accounting scandal, critics seized upon the FASB's stock option battle of the 1990s as one of several examples of lawmakers working against tightening regulatory standards.

Among them is Rice University accounting professor Stephen Zeff, who suspects companies are fearful that adoption

of an international standard could put pressure on U.S. rule makers to follow suit.

Zeff, a longtime supporter of employee stock option recognition, said even if other lawmakers were considering weighing in on the issue, they may not be so inclined in the current environment.

"It's possible Oxley wouldn't write that letter today," Zeff suggested. "It's possible you won't see more letters like that in fear of accusations (Congress) is going against the grain of the national desire to see improved quality of accounting standards." A spokesman for Oxley didn't return a call seeking comment.

In the meantime, corporate constituents show no signs of backing down. They say, among other things, that they are already way ahead of most countries, who don't even address employee **stock options** in their reporting standards.

The International Employee Stock Option Coalition, an ad hoc group of dozens of companies and trade groups, has come out fighting. In a letter to the IASB, the coalition said that by going forward with this project, the board would jeopardize reaching international harmony by "unnecessarily" regenerating a controversy already resolved by the FASB through a disclosure approach.

Many of its members don't believe **stock options** are an appropriate compensation expense because the cost is borne by shareholders in the form of dilution, the group said. Current footnote disclosures represent "a balanced approach that offers interested investors ample information for understanding a company's use of employee **stock options** without producing misleading financial statements," it added.

In an interview, coalition lawyer Brian Borders dismissed any connection between Enron's collapse and employee stock option reporting.

Adding that members of Congress have been sensitized to the value of **stock options** for entrepreneurial businesses, Borders said he's concerned that lawmakers, "who have been the champions of these causes over the years, will be unfairly tarred with Enron fallout on issues that have nothing to do with Enron."

Even if that happens, it isn't likely to make much of a difference in anyone's stance, suggested Jim Leisenring, the IASB's U.S. member and a staunch supporter of expense accounting for employee option grants.

"It seems like the Washington types half-criticizing the FASB for not forcing more changes to accounting rules are the very ones that have been the biggest impediment to change," he said. "That demonstrates they can compartmentalize."

-By Phyllis Plitch, Dow Jones Newswires; 201-938-2357; phyllis.plitch@dowjones.com

Executives Nationwide Can Expect Smaller Bonus Payouts, Hewitt Study Shows; Stock Option Programs Becoming More Dilutive as Additional Shares Needed for Equity-Based Compensation

01/30/2002
Business Wire

Business Editors

NOTE TO MEDIA: Graphs

are available in a Smart News Release(TM) on Business Wire's

Home Page at www.businesswire.com and at www.newstream.com

LINCOLNSHIRE, Ill.--(BUSINESS WIRE)--Jan. 30, 2002--While the past several years have seen the majority of companies rewarding executives with bonus payouts above target, the same can't be said today, according to Hewitt Associates, a global outsourcing and consulting firm specializing in human capital management services.

In its recently conducted "Hot Topics in Executive Compensation" study, Hewitt surveyed 202 major U.S. companies and found that 37 percent expect their next executive bonus payouts to be in the range of 50 percent to 100 percent of target. Furthermore, 28 percent believe payouts will be between 1 percent and 50 percent of target, and 13 percent of these organizations don't plan on paying executive bonuses at all.

Meanwhile, 22 percent of companies surveyed anticipate paying executive bonuses above target. This is significantly lower than the last several years, when approximately 50 percent to 60 percent of companies had bonus payouts greater than target (see charts). (In most cases, survey respondents indicated that payouts are in early 2002 for 2001 performance.)

"We are definitely seeing the economic volatility of the past 12 months impacting executive bonuses," said Tracy Davis, senior consultant for Hewitt Associates. "Since the economic landscape has changed so dramatically, several companies are evaluating their current executive bonus plans to ensure goals are both realistic and motivating. However, before implementing significant plan redesigns, organizations need to first examine performance measures to ensure they are aligned with the business strategy, and consider total cost as well as input from key executives and boards of directors."

The Hewitt study also found that 22 percent of respondents plan to implement different performance measures for their 2002 executive bonus programs, 22 percent intend to develop different performance hurdles for existing measures and 18 percent plan to alter 2002 goals. These changes come as companies try to establish goals that are more in line with today's business environment.

Equity-Based Compensation

In determining stock grant sizes for 2002, two-thirds of the companies Hewitt surveyed will make approximately the same size grant (defined as the number of shares times the exercise price) to executives despite stock price declines at many companies. Additionally, more than 90 percent of companies indicated they will grant the same or more shares in light of a stock price decrease. (In 2001, 63 percent of the companies in this study experienced negative stock price performance.)

In addition, this study reveals that companies will experience higher "run rates" (**stock options** granted divided by common shares and options outstanding, plus remaining shares in the pool), as more shares are needed to compete for top talent. In years past, a 1 to 1.5 percent annual run rate was common. However, organizations now are experiencing higher levels of dilution and run rates. In fact, nearly 30 percent of respondents are expecting to exceed a 2 percent run rate in their upcoming stock option grants.

"Despite the current economy, companies still need to implement programs designed to motivate and retain the best and brightest talent," said Davis. "At the same time, however, companies are facing increased questions from shareholders frustrated with poor stock returns and option holders with little wealth accumulation through **stock options**. Also, boards of directors are keeping a watchful eye on annual run rates and the impact of diluted **stock**

options. As a result, there appears to be a willingness to be more selective with the option-eligible population in 2002."

Hewitt Associates LLC www.hewitt.com is a global outsourcing and consulting firm delivering a complete range of human capital management services to companies including: HR and Benefits Outsourcing, HR Strategy and Technology, Health Care, Organizational Change, Retirement and Financial Management, and Talent and Reward Strategies. With 80 offices in 37 countries, Hewitt's 2001 fiscal year revenues were approximately $1.5 billion.

Note: A Photo is available at URL:

http://www.businesswire.com/cgi-bin/photo.cgi?pw.013002/bb6

Note: A Photo is available at URL:

http://www.businesswire.com/cgi-bin/photo.cgi?pw.013002/bb6a

CONTACT: Hewitt Associates Joe Micucci, 847/442-7656 joe.micucci@hewitt.com JoAnne Laffey, 847/442-7648 joanne.laffey@hewitt.com

09:30 EST JANUARY 30, 2002

Financial Post: Canada
OMERS to tie bonuses to performance: Executive stock options
Derek DeCloet
Financial Post

01/24/2002
National Post
National
FP4

One of Canada's largest pension funds says it will vote against giving **stock options** to corporate executives who fail to meet specific performance targets.

The Ontario Municipal Employees Retirement System (OMERS) said it might even vote against directors who reward lousy results by "repricing" options after a company's stock price has fallen.

"In the past, it seemed to us like, 'Well, you put in another year, so you get your options,' " said Lynn Clark, vice-president of economic policy and strategic research at OMERS. "We want it to be performance-based. It isn't an incentive if they're going to get it anyway," regardless of how the company does.

Ms. Clark said OMERS staff will evaluate stock option proposals on a case-by-case basis. "As a shareholder, we're quite concerned about the fact that these grants are just getting bigger and bigger and bigger," said Ms. Clark. "The dilution potential is huge, and we're not keen on that."

The $35-billion pension plan's latest proxy-voting guidelines, published yesterday, represent the hardest line yet by OMERS against excessive compensation for company executives.

"Our point is, it's all right to reward people if there's solid value there. Rewarding people ahead of the value is not on for us," said Tom Gunn, chief investment officer at OMERS.

The OMERS guidelines suggest it might oppose directors who give company executives "golden parachutes" -- rich severance packages that kick in if they are fired or demoted after a takeover.

OMERS' new guidelines also take a stand against large break-up fees in takeover situations, designed to discourage other bidders from coming forward with a superior offer. The pension plan opposes all breakup fees, especially those larger than 2.5% of the value of the deal.

Report on Business: Money & Markets
VOX
If Amazon.com won't respect its stock, why should investors?

01/23/2002
The Globe and Mail
Metro
B10

How investors view Amazon.com's financial results may depend on how strongly they feel about the accounting treatment of **stock options**. And they should feel strongly about it, because their own returns are at stake.

Using generally accepted accounting principles, Amazon lost $7.5-million (U.S.) in the fourth quarter, a vast improvement over the $185-million loss in the fourth quarter of last year. On a pro forma basis, the loss became a gain of $29.7-million. Omitted from the latter are the usual suspects, besides stock-based compensation: goodwill amortization, restructuring costs, "other" gains and Amazon's equity share of losses in companies in which it has substantial investments.

The last of these omissions is a sign that Amazon may have made a bad investment. But at this point investors are more interested in the company's operational well-being, so they might ignore this equity loss, which doesn't draw cash out of Amazon's coffers.

As it turns out, excluding the "other" category actually makes the bottom line look worse, since it was a gain of $16-million arising from currency fluctuations. Foreign exchange rates can create losses as well as gains, so it seems reasonable to overlook this item.

Even investors who concentrate on cash, however, have to concede that Amazon's reorganization plan is another story, since it's expected to drag on for some time and since the costs involved include cash outlays. Slimming down cost Amazon $49-million in cash in 2001, and the company will burn through another $55-million in the next five years. Investors should include these costs in their valuations, but at least the disclosure will make that easier.

As for goodwill amortization, the accounting authorities have decreed that it will no longer be necessary in most cases, so investors will have to find another way of gauging returns on capital besides earnings.

That leaves stock option compensation, probably the most controversial omission. Employee compensation is a cost. Revenue less costs equals profit. So why would we exclude part of the cost of compensating employees? Because, some advocates will say, options costs the company nothing. If the stock rises, the option is exercised, and Mr. Market pays, not shareholders. That's fatuous at best.

First of all, there's the matter of what options do to salaries: They depress them. The tradeoff for a lower salary is the prospect of a windfall from options. So salary expenses at firms that engage in options are artificially low. Excluding option costs exaggerates profitability.

Second, the dilutive cost of options is not accounted for by simply using diluted earnings per share. Because of the way diluted EPS is calculated, all options are not necessarily counted. Forecasting, furthermore, becomes a nightmare.

Finally, to prevent dilution, the company has to buy back stock on the open market after options are exercised, and that will be a cash cost -- in Amazon's case, a substantial cost, given it's laissez-faire attitude to options grants.

We can quibble about the way stock option expenses are calculated -- in Amazon's case, it's triggered by option repricing and can be volatile. But an expense it is, not that it will ever come close to capturing the perils investors run when they buy firms whose managers, by virtue of their options, probably don't share the same goals.

Companies that don't respect their share capital don't deserve the respect of investors. HBC will watch Kmart Bankruptcy protection is the best thing to happen to Kmart in a long time. Shareholders, of course, will lose everything. But since the company will likely live to fight another day, its creditors will likely be less scathed.

The biggest advantage for the retailer is that it will be allowed to break out of its leases with minimal impact. Under court-protected bankruptcy, Kmart will be able to end a real estate lease by paying the greater of one year's rent or 15 per cent of the remaining rent for three years. That will be a relief to a chain that probably has to close 500 stores.

Kmart is still paying rent on stores it has already closed.

Another benefit is that the form of bankruptcy protection the firm is seeking encourages suppliers to continue supplying by giving them priority payment status. That will be important as Kmart reorganizes.

A turnaround is not guaranteed, however.

It's easy to point fingers at the company's executives for missteps, but inventory turnover, promotions and cost control are cruelly difficult to set right with Wal-Mart breathing down your neck and the economy reeling.

Hudson's Bay Co., we trust, will be watching the Kmart saga closely. The chain suffers from many of the problems that plagued Kmart. HBC isn't in imminent danger of bankruptcy, of course, but neither was Kmart five years ago.
vox@globeandmail.ca

Illustration

Stock Option Overhang Levels Increased Significantly in 2000

01/04/2002
PR Newswire

Watson Wyatt Analysis Shows Optimal Overhang
Works in Both Bull and Bear Markets

WASHINGTON, Jan. 4 /PRNewswire/ -- Stock option overhang levels increased significantly in 2000, even though a majority of employers lowered their overhang in an attempt to find an optimal level that benefits both shareholders and employees. Because the overhang "increasers" raised their overhang levels more than the "decreasers" reduced theirs, average overhang rose from 13.0 percent in 1999 to 14.6 percent in 2000. These are among the major findings in a new study of 980 publicly-traded companies released by Watson Wyatt Worldwide.

Stock option overhang is defined as the number of **stock options** granted plus those remaining to be granted as a percent of a company's total shares outstanding. Watson Wyatt research has consistently shown that there is an overhang "sweet spot" or optimal level where the incentive and dilution effects are balanced for maximum benefits to employees and shareholders. This sweet spot varies substantially by industry.

The sharp increase in average overhang reverses a five-year trend during which overhang growth slowed. The rise in overhang level is explained partly by the fact that employees exercised fewer options in 2000 when the stock market dropped. At the same time, many employers continued to grant new options to workers at a fairly constant rate. Despite the rising average overhang, more than 50 percent of companies reduced their overhang during 2000, an indication that many employers are concerned about excessive overhang.

"The trick for employers is to find the overhang sweet spot where they can achieve superior returns to shareholders," said Ira Kay, Ph.D., national director of compensation consulting at Watson Wyatt. "For most companies and industries, this optimal level is below their actual overhang levels."

Achieving optimal overhang is important in both bull and bear stock markets, according to the study. For example, technology firms with near optimal overhang levels (26 percent) in 2000 delivered a negative 2 percent return to shareholders, while firms with high overhang levels (above 29 percent) lost nearly 40 percent of their value in 2000.

"This phenomenon is not just limited to technology firms or firms in declining industries. The same pattern holds true for companies in the health care industry that enjoyed a banner year in 2000," says Dr. Kay.

Industry	1999 Overhang	1999 Overhang (avg)	2000 TRS
Technology	Low < 21%	14.6%	-19.7%
	Medium 21% - 29%	26.0%	-1.7%
	High > 29%	39.2%	-39.5%
Health Care	Low < 12%	8.4%	53.2%
	Medium 12% - 19%	15.3%	58.2%
	High > 19%	26.3%	48.3%
Other	Low < 5%	2.5%	13.1%
	Medium 5% - 8%	6.7%	20.8%
	High > 8%	15.0%	13.2%

"We believe stock option overhang will continue to rise for the next year or two and then level off. But there are pressures in the marketplace that impact overhang -- both positively and negatively -- that will force companies to closely examine their stock option programs to make sure they continue to be an effective compensation program," said Dr. Kay.

The study, Managing Stock Option Overhang in Today's Economy, is based on publicly available data from 980 companies in the S&P 1500. An online summary of the report and ordering information is available at http://www.watsonwyatt.com/research/reports.asp .

Watson Wyatt (NYSE: WW) is a global consulting firm specializing in human capital and financial management. The firm offers services in three areas: employee benefits, eHR(TM) and human capital strategies. Watson Wyatt has more than 6,200 associates in 87 offices in 29 countries. For more information visit http://www.watsonwyatt.com .

MAKE YOUR OPINION COUNT - Click Here

http://tbutton.prnewswire.com/prn/11690X55472584

/CONTACT: Ed Emerman, +1-609-452-5967, or eemerman@eaglepr.com, for Watson Wyatt; or Gretchen Broderson of Watson Wyatt, +1-202-715-7089, or gretchen.broderson@watsonwyatt.com/ 11:45 EST

Business/Financial Desk; Section C

COMPANY NEWS

KODAK SCHEDULES SHAREHOLDER VOTE ON OPTION PLAN

Bloomberg News

12/28/2001
The New York Times
Page 4, Column 1

Eastman Kodak has scheduled a shareholder vote on its plan to revalue **stock options** after a 22 percent drop in the share price this year. Although it is not legally required to obtain the approval, Kodak said "sound corporate governance" dictated the vote. The company, based in Rochester, N.Y., scheduled the vote for Jan. 25. Options representing about 31.4 million shares are affected. Employees with options to buy the stock at $37 a share can receive new options at a 1-for-1 ratio. They can swap two grants for one if their options are priced at $58 to $69.99. Options priced at $79 and higher can be exchanged at a ratio of 3 to 1. Kodak stock closed yesterday at $30.54, down 4 cents.

TUESDAY BUSINESS
NET BROWSER
Business world needs more honesty, proper oversight
DAN GILLMOR

12/25/2001
The Kansas City Star
METROPOLITAN
D11

On a recent trip to Asia, I listened as several Western business people complained about the difficulties of doing business in China and other parts of Asia.

Some of their woes stemmed, they said, from deficiencies in financial "transparency" - the lack of reliable data on which to base decisions, stemming from lax governmental rules on disclosure.

And I kept wondering: Compared to what?

Countless investors in the United States have lost trillions of dollars in a system that has all but encouraged opaque financial reporting in recent years. Only now, far too late to help the victims, are people in power doing anything to curb the offenses.

The current Exhibit A is Enron. As details emerge about the energy-trading company's plunge from grace, we're hearing once again about corporate officers who hid highly questionable if not fraudulent practices, and supposedly independent accounting firms that signed off on the misrepresentations.

But the Enron story is only the latest example, a sequel to the technology bubble of the late 1990s. Both reflect a rat's nest of dubious practices among companies and their allies, not to mention an abject failure of oversight.

In the category of opaque reporting, give the prize to pro forma earnings. Companies have ginned up these numbers to create the impression that they're doing better than what they'd report under "generally accepted accounting practices," or GAAP.

Fast-growing tech companies, in particular, have argued that GAAP reporting wasn't adequate in their situation, that they needed the phony numbers to better explain what they were doing and where their finances were heading. We in the media, sorry to say, have tended to report pro forma earnings without sufficient context.

What group of insiders issued worshipful reports on those pretend earnings? Yes, it was the investment banks' highly paid "analysts," whose employers were collecting huge underwriting fees from the tech firms.

My colleague, Scott Herhold, is scathingly critical of the accounting firms that continue to endorse ersatz balance sheets while, in blatant conflicts of interest, collecting multimillions in consulting payments apart from standard accounting fees. Scott is absolutely correct, but let's remember another gang of guilty parties.

I'm referring here to the people who are supposed to exercise oversight over the financial system - Congress, regulatory agencies and industry groups. It's clear enough by now that we can't trust corporate officers to regulate themselves, not when they put their gazillions in compensation at risk if they tell the truth.

Among the guilty parties is the Financial Accounting Standards Board, or FASB. Rather than require honest treatment of **stock options**, which are compensation and should be reflected in earnings statements, FASB has backed down under pressure from the tech industry that relied so completely on options for so long.

FASB, which has an unfortunate tendency to allow companies to hide the really bad stuff in footnotes, has flat out ducked the pro forma reporting scandal. The standards group explains this by saying it has no authority over what companies put in press releases or tell analysts. That's true, but if FASB made a fuss, it would have an effect.

Federal regulators are even more culpable, because they're supposed to be the cops on the beat. Yet the Securities and Exchange Commission, in particular, has all but ignored its duties in recent years.

The commission wasn't too busy to chase, properly, small fry who used Internet discussion sites to pump up stocks and then dump them when suckers bought the shares. But the regulators basically winked at the Wall Street analysts

who issued all those ridiculous reports. Of course, the analysts worked for firms that were part of the establishment.

Wall Street has promised to clean up its act, a vow that you should take about as seriously as a tobacco addict's insistence that he'll have just this one last cigarette before he quits. Well, maybe one more.

Recently the SEC threatened to do something about the way companies tell the public about supposed earnings. "The antifraud provisions of the federal securities laws apply to a company issuing 'pro forma' financial information," the agency warned in a statement.

Based on the record to date, the SEC's warning won't inspire any serious changes in executive suites. This watchdog, as the saying goes, tends to be a lapdog on the big issues.

The ultimate culprit, of course, is Congress. With millions of dollars rolling into campaign coffers from corporate chiefs and business groups, lawmakers aren't even pretending to care. Oh, they hold occasional hearings when egregious offenses hit the newspapers, but Congress is much more liable to cut corporate taxes than actually require companies to behave more honestly.

Maybe, in the end, the libertarians will be proved right. Maybe the market will take care of itself when investors stop deluding themselves, when they stop being so greedy.

Maybe. But when average investors start believing that the market has been rigged or tilted, they'll sensibly run for cover. That could trigger a wider meltdown.

What we need is proper oversight. In today's anything-goes business climate, who's going to provide it?

Dan Gillmor is a columnist for the San Jose (Calif.) Mercury News.

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Money and Business/Financial Desk; Section 3

INVESTING: DIARY

The Corporate Concerns Of Fund Managers

Compiled by Jeff Sommer

12/23/2001
The New York Times
Page 8, Column 1

Mutual fund managers and other big investors are worried that corporate boards may not be acting in the best interests of shareholders, according to a survey conducted last week.

More than 70 percent of the 89 respondents, who together manage almost $1 trillion in assets, said they were unhappy about the rising number of **stock options** being issued to employees and their potential diluting effect, said Chuck Dohrenwend of Broadgate Consultants, a communications firm in New York that conducted the survey.

Nearly 80 percent said they were concerned about overly optimistic assumptions used by corporations for pension fund returns, which can increase earnings expectations, according to the firm, which specializes in capital markets.

More than three-fourths said they expected institutional investors to exert more pressure on corporate boards about governance issues next year.

Deals & Deal Makers: New Rule on Disclosure of Options Helps Shareholders, Challenges Accounting Rules
By Michael Schroeder
Staff Reporter of The Wall Street Journal

12/21/2001
The Wall Street Journal
C13

WASHINGTON -- A new rule increasing disclosure of employee **stock options** is a victory for investor groups and may signal a renewed push for stricter accounting for options.

Under a Securities and Exchange Commission rule proposed last year and adopted this week, specific information about employee option plans that haven't gotten shareholder approval -- as well as those that have -- must be disclosed in annual reports and proxy statements.

Shareholder activists say the disclosure doesn't go far enough. Activists want regulators to require companies to deduct from their bottom line the value of options when they are granted. Companies argue that the value of options can't be known until they are exercised.

Nell Minnow, editor of the Web site the Corporate Library, said shareholders will benefit from added disclosure, but urged accounting changes that would compel companies to deduct the cost of awarding options, even if estimated costs have to be adjusted later. "Disclosing it is great, but subtracting it is what's really important," Ms. Minnow said. "The problem ultimately has to be solved by the accountants."

Proponents of the new SEC rule said additional disclosure was needed to give a clearer indication of possible dilution of share values from all employee option plans. Investors can use the additional information to get a better picture of how putting additional stock in circulation will water down the value of shares.

The new rule requires companies to disclose the number of shares, warrants and rights involved in their employee pay plans, the average price of these options and the number of securities that remain available for issuance. Until now, companies generally have been required to disclose total numbers of options awarded to employees.

At the urging of the SEC, the New York Stock Exchange and Nasdaq Stock Market may direct companies to get shareholder approval for some stock-option plans, which previously were exempted from shareholder votes. If such a requirement was approved, companies would be forced to disclose more information about an added number of plans.

"Our companies are in favor of the disclosure rule. We don't think it will have a major effect on whether companies continue to offer option plans," said John Schachter, a spokesman for the Business Roundtable, an association of chief executives.

The SEC rule, which applies to about 8,000 companies, is effective in the spring, but won't affect annual filings for 2001. An estimated 12 million workers receive options as part of their pay, up from about one million in 1992.

Added disclosure is preferable as an alternative to accounting-rule changes, business groups said. The Roundtable and other business groups fought a proposal by the International Accounting Standards Board to require companies to charge options to the bottom line at the time they are issued, incurring a big hit to earnings.

3RD STORY of Level 1 printed in FULL format.

The Miami Herald

December 20, 2001 Thursday FINAL EDITION

SECTION: BUSINESS; Pg. 3C

LENGTH: 1142 words

HEADLINE: BUSINESS IN BRIEF

BYLINE: Herald staff

BODY:

NATIONSRENT

TO GET FUNDS

NationsRent (NRNT) received bankruptcy court approval for immediate access to $20 million of its $55 million in debtor-in-possession financing provided by a group of lenders led by Fleet Bank.

The Fort Lauderdale company, which filed for Chapter 11 on Monday in Delaware, will use the funds to pay vendors and suppliers post-petition obligations.

NationsRent also received authority to pay customers pre-petition obligations, including rebates and deposits. NationsRent employees will continue to receive salaries and benefits.

A Jan. 18 court hearing has been set for final approval on the financing.

BOTTLER MOVES

TO CUT RISK

Panamerican Beverages (PB), the largest soft drink bottler in Latin America and one of the three largest bottlers of Coca-Cola products in the world, said it will pre-pay $100 million of its dollar denominated debt to lessen its foreign exchange exposure in Brazil and Venezuela.

Proceeds from a 930-million Mexican peso loan will be used to pre-pay $65 million of dollar denominated bank debt in Venezuela, $30 million of dollar denominated bank debt in Brazil, and $5 million of dollar denominated bank debt at the holding company level.

The transaction will reduce the Miami company's foreign exchange exposure in Venezuela by 68 percent, compared to year-end 2000, and almost entirely eliminates its exposure in Brazil.

Shares gained 10 cents Wednesday to close at $14.94.

RAILAMERICA

MOVES TO NYSE

RailAmerica (RAIL) said Wednesday it has received approval to list its shares on the New York Stock Exchange, effective Jan. 2.

The short line and regional railroad operator said it will announce its new ticker symbol before trading. The company is moving to join other industrial-based companies, Boca Raton-based RailAmerica said.

RailAmerica currently trades on the Nasdaq Stock Market, where shares gained $1.35 Wednesday to close at $14.75.

AMERICAN AIR

REHIRES AGENTS

American Airlines (AMR), is recalling almost 800 reservations agents at nine U.S. centers because the largest carrier is getting more calls from prospective travelers. None of the jobs are in South Florida.

American, which after the Sept. 11 terrorist attacks said it would eliminate 20,000 jobs, doesn't expect to recall workers in other job categories soon.

Longer calls to the centers because of increased security measures and more customers who don't fly often also contributed to the recalls, Fort Worth, Texas-based American said.

PROJECTS GET

TRUMP'S NAME

Real estate developer and casino operator Donald Trump is lending his name to three condominium projects in Miami Beach being built by Michael and Gil Dezer.

The 372-unit condominium hotel on the Miami Beach waterfront will be renamed the Trump Grande Ocean Resort and Residences, and two 47-story towers that will be built next to it will also carry the Trump name, Trump told The Wall Street Journal.

Trump will get a fee as well as some percentage of the profits the projects generate, the paper said, citing unidentified people familiar with the situation.

KOS SUFFERS

ANOTHER DROP

Kos Pharmaceuticals (KOSP) shares lost 12 percent Wednesday, the second day of a drop since the Miami company announced that it would be marketing its new Advicor cholesterol drug, with some help from a third-party contract sales organization.

After the announcement Tuesday morning, the stock fell Tuesday and Wednesday because investors are worried that the company, which has been losing money, will be hard-pressed financially to launch Advicor without a major partner, said Ulysses Yannas, an analyst with Buckman Buckman & Reid.

Kos shares closed Wednesday at $25.56, down $3.83. In the past 12 months, the Miami company lost $33.08 million on revenue of $82.24 million.

A spokeswoman for Kos declined to comment on the stock drop.

DIAGEO BID

GETS FTC OK

Diageo PLC, the world's biggest liquor company, won government approval for its plans to buy a chunk of Seagram Co.'s drinks business.

Diageo convinced the Federal Trade Commission to sign off Wednesday on the deal by promising to sell its Malibu brand of rum to an approved buyer, allaying antitrust concerns.

The FTC had previously sought an injunction to stop the $8.2 billion deal, alleging it would consolidate the two of the top sellers of rum, forming a virtual monopoly.

Diageo, based in Stamford, Conn., plans to buy 61 percent of Seagram's wine and spirits operations while Pernod Ricard SA would get the remainder.

SEC RULES

ON OPTIONS

The Securities and Exchange Commission voted Wednesday to require corporations to clearly disclose the number of shares its employees are entitled to under **stock option plans.**

The measure, which will take effect next spring, is designed to combat what an SEC staff member referred to at the meeting as "**dilution** in the dark." Such **dilution** occurs when option plans, often adopted without **shareholder** approval, place so many additional shares in circulation that **investors'** holdings become less valuable.

Until now, companies have been required to disclose "material aspects" of their stock option and other "equity compensation" plans when they seek shareholder approval. But there has been no requirement that a company disclose the total number of securities it has authorized.

Use of company stock as compensation to employees as well as executives has become dramatically more popular with corporations in the past 10 years. Today an estimated 12 million workers receive options as part of their pay, up from about 1 million in 1992, and all but a handful of the nation's largest companies grant options to some segment of their workforce.

The Miami Herald December 20, 2001 Thursday FINAL EDITION

HOLIDAY VIRUS

ALERT ISSUED

Internet surfers seeking holiday cheer might wind up with a lump of coal for a personal computer if they open an e-mail attachment that is a virus disguised as a Christmas card, security experts said.

The virus, which is actually a self-propagating program called a worm, comes with the e-mail subject line "Happy New Year." Attached to the note is a program called "Christmas.exe." If executed, the worm may seek to delete anti- virus and security programs, disable the computer and mail itself to others in the user's Microsoft Corp. Outlook address book.

The worm is known as W32/Reeezak.Amm, W32/Zacker.Cmm and W32.Maldal.Cmm, said Computer Associates International.

Late last month, the W32.Aliz.Worm spread to computers by mailing itself to everyone listed in the infected computer's address book. Another virus, W32.Badtrans, spread in a similar way and in some cases tracked the keystrokes of infected computers, potentially giving hackers access to passwords and other information.

From Herald Staff, wire reports and Bloomberg News

NOTES: BUSINESS IN BRIEF

LOAD-DATE: January 7, 2002

Business/Financial Desk; Section C

S.E.C. Widens Rule Covering Stock Options

By STEPHANIE STROM

12/20/2001
The New York Times
Page 1, Column 5

To the surprise of shareholder advocates, the Securities and Exchange Commission voted unanimously yesterday for far greater disclosure of corporate stock option plans.

Advocates of better corporate governance have long complained that the true impact of options on profitability and shareholder value has been obscured in financial reports. Many big companies have opposed additional disclosure but may have softened recently out of fear they might be forced to take harsher steps, like accounting for options as an expense.

Under the new rule, companies will have to disclose stock option plans that have not been approved by shareholders and, in many cases, are not accounted for on corporate proxy statements. They are already supposed to disclose approved plans.

"The change is a good one for investors and will hopefully shed some sunlight on company activities regarding nonapproved plans," said Ann Yerger, director of the Council of Institutional Investors.

The move may also signal a charm offensive by Harvey L. Pitt, the new S.E.C. chairman. Many shareholders and their representatives have been wary of Mr. Pitt, a lawyer who once represented many of the companies he is now charged with policing.

Increasing disclosure on options was one goal of the former S.E.C. chairman, Arthur Levitt, but many shareholder advocates had all but given up hope that his successor would push the cause.

A longtime shareholder advocate called in recently for a tete-a-tete with Mr. Pitt said it was the first time an S.E.C. chairman had sought such a meeting in 15 years. "I was given a very reassuring impression from that meeting," the advocate said, "that he was committed to looking at the range of issues shareholders care about."

Few people outside the world of compensation consultants, regulatory officials and corporate governance experts are aware of nondisclosed option plans. But according to a survey of 160 companies by iQuantic Inc., a research firm, 30 percent had nonshareholder-approved plans, up from 5 percent five years ago.

Stock-based compensation plans that nominally apply to a broad range of employees do not require shareholder approval.

"The theory is that shareholder approval should enter into the equation only when a potential conflict is involved, as in when managers are paying themselves," said Nell Minow, editor of the Corporate Library, a research firm in Washington. "But my understanding is that some plans are potentially broad based but in application are far more narrowly focused."

In other words, companies may find ways to call a plan broad based even if it applies to relatively few people.

Because broad-based plans do not have to be disclosed, no one is sure how many companies have them, although it is possible to painstakingly parse some information from regulatory filings.

"It may not be as eye-popping as expected because the potential dilution from these shares should have already been disclosed in the 10-K footnotes," said Claude E. Johnston, a managing director at Pearl Meyer & Partners, an executive pay consulting firm.

The S.E.C. ruling will require companies to disclose the number and weighted average exercise price of all outstanding options, warrants and rights, as well as the number of shares held in reserve to be used for stock-based compensation program.

The rule takes effect after March 15, according to an S.E.C. spokesman, and will not affect the majority of companies now putting together year-end regulatory filings and proxy statements.

The enhanced disclosures will appear in 10-K filings as well as in proxy statements in years in which companies are submitting compensation plans for shareholder approval.

As recently as a few weeks ago, S.E.C. staff members had told shareholder advocates that the movement for greater disclosure of options was "dead in the water," one shareholder advocate said.

Mr. Levitt had tried to encourage the New York Stock Exchange and the Nasdaq stock market to adopt listing requirements that would force companies to obtain shareholder approval for some types of stock-option plans.

The exchanges have not acted yet, although the New York exchange has said that it will go along with the Levitt proposals if Nasdaq will, and some suggested that the ruling was a means of pushing the exchanges forward.

Patrick S. McGurn, vice president at Institutional Shareholder Services, which advises big investors, suggested that there also might be an element of corporate strategy embedded in the passage of the rule.

Mr. McGurn noted that the International Accounting Standards Board was considering a rule that would require companies to charge options to the bottom line at the time they are issued, incurring a significant hit to earnings.

Many companies vigorously oppose that proposal, and last week they sent a sharply worded letter to the international board's chairman, Sir David Tweedie. "We are deeply concerned, however, that by electing to take up stock-option accounting as one of its first major issues, the I.A.S.B. raises troubling questions about its future," wrote the International Employees Stock Option Coalition.

The coalition represents trade associations and companies ranging from the United States Chamber of Commerce and the Business Roundtable to Sun Microsystems, Oracle and Cisco Systems, three of the biggest granters of options for executive compensation.

The letter takes on a slightly ominous tone, saying, "If the I.A.S.B. continues on this controversial track, the debate on this one issue could endanger the current consensus supporting the I.A.S.B."

"You have to read this action today in connection with that letter," Mr. McGurn said. "The corporate community is now cheering on the S.E.C. in hopes that the sunshine of disclosure alone will be enough to satisfy investor and thus head off the I.A.S.B. from going forward and requiring expensing of equity-based compensation."

Photo: Harvey L. Pitt, chairman of the Securities and Exchange Commission, tightens options disclosure. (Bloomberg News)(pg. C9)

5TH STORY of Level 1 printed in FULL format.

The Washington Post

December 20, 2001, Thursday, Final Edition

SECTION: FINANCIAL; Pg. E01

LENGTH: 641 words

HEADLINE: SEC to Toughen Rule on Option Plans

BYLINE: Albert B. Crenshaw, Washington Post Staff Writer

BODY:

The Securities and Exchange Commission voted yesterday to require corporations to clearly disclose the number of shares its employees are entitled to under **stock-option plans.**

The measure, which will take effect next spring, is designed to combat what an SEC staff member referred to at the meeting as "**dilution** in the dark." Such **dilution** occurs when option plans, often adopted without **shareholder** approval, place so many additional shares in circulation that **investors'** holdings become less valuable.

Until now, companies have been required to describe details of stock options and other "equity compensation" plans for specific groups, such as officers and directors, when they seek shareholder approval. But there has been no requirement that a company describe other types of **stock-option plans** that do not require shareholder approval.

Use of stock as compensation to employees as well as executives has become much more popular with corporations in the past 10 years. Today an estimated 12 million workers receive options as part of their pay, up from about 1 million in 1992, and all but a handful of the nation's largest companies grant options to some segment of their workforce.

Investor groups applauded the new rule. The dilution issue "is critical to understanding the value of a company," said Mercer Bullard, who heads Fund Democracy, an advocacy organization for mutual fund investors. Disclosure "is a great thing for investors who want to see not only the underlying value of the [company's] assets, but how the pie is going to be cut up," he said.

"It's an issue that's really come to the fore because of the tech boom and the popularity of stock options in companies such as Microsoft," Bullard said. Excessive dilution can "really undermine current valuations of those companies," he said.

Some companies that make extensive use of options to pay workers opposed the new reporting requirement, arguing that it is expensive and duplicates disclosures already required. But SEC Chairman Harvey L. Pitt, while

acknowledging that there may be some duplication, said during the meeting that the commission's goal was "to assist investors in understanding what was done in plans that were adopted without their approval."

Pitt's predecessor, Arthur Levitt Jr., had pressed the New York Stock Exchange and the Nasdaq Stock Market to require shareholder approval of most option plans. Both have studied the issue, but neither has acted. Pitt suggested that the two markets may each be reluctant to go first for fear of giving the other a competitive advantage in attracting companies to become listed.

The new rule would require companies to disclose in SEC filings the number of shares, warrants and rights involved in their employee pay plans, the average price of these options and the number of securities that remain available for future issuance. It would also require companies to provide details of any pay plans adopted without shareholder approval.

The SEC estimates the rule will affect about 8,000 companies and cost about $ 2 million a year.

The SEC also voted yesterday to make it easier for money managers and traders to engage in "soft dollar" transactions. In such transactions, managers pay higher prices -- which are passed on to customers -- for certain services, such as executing trades. In return, the managers receive services, such as research findings, that are supposed to benefit the customers.

The action was designed to make clear that the rules apply to fees other than commissions. Agency officials acknowledged that this would "open the door" to more such transactions, which have been subject to abuse in the past.

But officials reasoned that the transactions are acceptable as long as they are "transparent" and can be justified to clients.

LOAD-DATE: December 21, 2001

1ST STORY of Level 1 printed in FULL format.

San Jose Mercury News

December 20, 2001 Thursday MORNING FINAL EDITION

SECTION: BUSINESS; Pg. 1C

LENGTH: 691 words

HEADLINE: SEC VOTE ON OPTIONS FAVORS INVESTORS;
FIRMS TOLD TO MAKE DETAILS MORE CLEAR

BYLINE: MARK SCHWANHAUSSER, Mercury News

BODY:

Investors gained a bit of ground Wednesday in the perpetual tug of war between companies and investors over how to gauge the costs of stock options, the unofficial currency of Silicon Valley.

The Securities and Exchange Commission voted unanimously to require companies to disclose more clearly a number of details that will help investors keep tabs on how stock options are doled out and how those options could affect earnings.

For the first time, companies also must disclose stock option plans they have set up without shareholder approval. Such stock-option plans have become common in recent years: One of three public high-tech companies surveyed has adopted such a plan, a sixfold increase since 1995, according to iQuantic Buck, a San Francisco consulting company.

"We clearly welcome the information," said Patrick S. McGurn, a director for Institutional Shareholder Services in Rockville, Md. His company advises about 10,000 large shareholders such as pensions and mutual funds. "We're able to ferret out the information by looking at SEC filings. But this will allow us to spend more time analyzing and less time on detective work."

The changes, which were proposed almost a year ago but shelved after SEC Commissioner Arthur Levitt retired in February, will take effect in the second quarter of next year. That will be too late for many companies that file in the spring. But SEC Chairman Harvey Pitt encouraged companies to report the data voluntary before then.

The ruling highlights the tension that has intensified as stock options have become a popular way for companies to motivate and keep workers. On one side are the companies that have handed out options to as many as 12 million Americans nationwide and to one of three households in Santa Clara County. On the other side are investors who complain that stock options water down their holdings.

New rules

Currently, investors must pore over proxies and footnotes to extract relevant details about **stock-option plans.** The new rules will require companies to

clearly spell out such details as how many shares they may grant and how many options employees exercised the past year. This will help investors calculate how much their stake can be diluted as workers exercise options.

These details must be listed in the annual report, as well as proxies whenever a compensation plan is up for a **shareholder vote.** Companies must provide similar details about plans they adopted without getting shareholder approval.

The SEC made a concession for companies that have dozens of options programs because they have acquired competitors. They can combine related plans rather than break them out individually.

Many companies support the changes because they prefer disclosure over more sweeping regulations, such as "limitations on dilution in a one-size-fits-all way," said Scott Spector, a partner in the law office of Fenwick & West. "In other words, give disclosure a chance."

But shareholder consultant McGurn says companies are backing the changesbecause they fear something else: that momentum is building to force companies to deduct the value of stock options from earnings. Silicon Valley waged a bitter political battle to force U.S. rulemakers to back off a similar proposal in the mid-'90s, but now the issue is at the top of the International Accounting Standards Board's agenda. The IASB closed off public comment on this proposal last week.

'Defensive maneuver'

"This is absolutely a defensive maneuver," McGurn said. "This is the corporate community digging in against expensing and the IASB."

During his tenure, Levitt also pressed the Nasdaq Stock Market and the New York Stock Exchange to force companies to obtain shareholder approval of most option plans. Those changes haven't happened. Nasdaq has sought comment on a proposal that hasn't yet been adopted and the NYSE has said it's willing to change if Nasdaq goes along.

"I find this unfortunate," Pitt said at Wednesday's meeting. "We will have to make it clear to the NASD that although it was a request, it was expected to be implemented. They should move with alacrity."

NOTES: Mercury News wire services contributed to this report.

LOAD-DATE: January 7, 2002

3RD STORY of Level 1 printed in FULL format.

Bloomberg News

December 18, 2001, Tuesday 12:13 PM Eastern Time

LENGTH: 820 words

HEADLINE: SEC SET TO VOTE ON MAKING COMPANIES DISCLOSE OPTION INFORMATION

BYLINE: Vicky Stamas in Washington at (202) 624-1958 or vstamas£bloomberg.net and John Rega in Washington at (202) 624- 1907 or jrega£bloomberg.net /bd

DATELINE: Washington

KEYWORD: Semiconductors; Company News; California; United States; Computers; U.S. Securities & Exchange Commission (SEC); General Government News; Securities Firms; Financial Services; National Association of Securities Dealers (NASD); NASDAQ Stock Market (NASDAQ); Exchange News; **New York Stock Exchange (NYSE)**; American Stock Exchange (AMEX); Pension Funds; Mutual Funds; New York; Massachusetts

BODY:

The Securities and Exchange Commission plans to vote tomorrow on whether to make companies give investors more information by disclosing the number of shares to be paid to employees under **stock-option plans.**

The rule, proposed last January, was aimed at letting shareholders understand a company's obligations under employee options plans and clearly see how much a company's earnings per share and other measures may be affected by outstanding option shares. The proposal also would require company descriptions of **stock-option plans** adopted without shareholder approval.

"This is the right kind of thing for the SEC to do, to make all the information shareholders need available to them," said Brian Borders, president of the Association of Publicly Traded Companies, a Washington lobbying group for mostly small and mid- sized businesses.

John Olson, a lawyer who led a **New York Stock Exchange task force** on option disclosure, said that after talks with the SEC's staff he expects the commission to approve the rule with at least one change sought by companies, letting them combine related plans for reporting purposes rather than breaking out numbers for perhaps dozens of individual options programs.

"They will permit some aggregation of related items to reduce the volume of disclosures per company per pay period,"
Olson, a senior partner at the Gibson Dunn & Crutcher law firm, said in an interview.

SEC officials declined to comment.

The proposal was part of a broader effort in which the **NYSE** and the Nasdaq Stock Market were urged to adopt plans to require shareholder approval of some

kinds of employee option grants. Neither exchange has yet acted on that issue.

Dilution Concerns

Companies listed on the Nasdaq Stock Market or the **NYSE** now can set up options plans without shareholder approval if awards are made to a broad group of employees.

Investor advocates have said that options, as they have mushroomed in popularity during the last decade, have diluted the value of stock owned by investors by increasing the total number of shares.

Investor groups said they will be pleased if the three-member commission approves the measure tomorrow.

"This would be a nice little holiday gift," said Ann Yerger, director of the Council of Institutional Investors, which has been pressing for such an SEC disclosure rule.

Investors feel "extreme frustration" with current procedures, said Yerger, whose Washington-based group represents more than 120 pension funds with more than $1 trillion in assets. There's now no single definitive place investors can look to tell if companies are establishing option programs and what the dilutive effect may be, she said.

Concise and Informative

At the same time, Borders said it's important for the SEC to make sure the disclosures are concise or they won't be meaningful. For acquisitive companies such as Intel Corp., the biggest computer-chip maker, it wouldn't help investors for the company to disclose a chart with hundreds of lines for each of the options programs they've absorbed over the years, Borders said. The SEC's disclosure proposal is preferable to new accounting treatment or rules on shareholder votes for all option plans, he said.

The **NYSE** began calling for uniform rules among U.S. markets as early as November 1999 after pressure from institutional investors, who want a greater voice in executive option packages that can dilute the holdings of outside stockholders.

The 22-page draft rule rolled out by the SEC in January was among the last items proposed by the commission under then- Chairman Arthur Levitt, who stepped down on Feb. 9. Levitt is a director of Bloomberg LP, the parent of Bloomberg News.

During his tenure, Levitt called on Nasdaq, the second largest U.S. stock market, to change its stock-option rules to require prior shareholder approval. Nasdaq sought public comment on the issue but has not taken final action.

The **NYSE,** the world's largest stock market, has said it will push for the kind of change sought by Levitt if Nasdaq goes along.

As proposed, the SEC's rule would require companies to disclose the total number of shares they plan to issue, the number that are awarded, and the number

to be issued when employees exercise their options, according to the January draft plan.

Investors can consider the new information if called upon to vote on a **stock-option plan,** the draft rule says. The new disclosures would appear in companies' annual financial reports or proxy statements.

The SEC estimates the final rule will affect about 8,000 companies. Their total annual cost would amount to about $2 million in administrative and clerical expenses, the SEC said.

"Nasdaq supports the SEC initiative to require better disclosure of option plans in a way that is easy for investors to understand," Nasdaq spokesman Scott Peterson said.

LOAD-DATE: December 19, 2001

Broad, Global Coalition Opposes Revisiting Employee Stock Options Accounting Debate

12/13/2001
PR Newswire

WASHINGTON, Dec. 13 /PRNewswire/ -- Today the International Employee Stock Option Coalition (IESOC), a group of more than 70 associations and companies representing a diverse range of industries, submitted a letter in opposition to the G4+1 discussion paper on accounting for employee **stock options**. The International Accounting Standards Board (IASB) had asked for comments on this paper, which would require companies to expense **stock options** granted to employees. IESOC's comments noted that this approach ignores the only time-tested standard used in the U.S. where companies are not required to expense **stock options** so long as they provide extensive footnote disclosure in the financial statements. This approach provides investors with ample information without producing misleading financial statements.

The Coalition fully supports the concept of international accounting standards development, but believes that the IASB should pursue harmonization in areas in which workable standards already exist and not in areas of controversy. In this case, the Coalition believes that the divisive controversy does not advance the development of harmonized accounting standards. The Coalition expressed policy objections to the proposal pending before the IASB, in part, because it is theoretical and untested and, therefore, likely unworkable.

A copy of the Coalition's comment letter is available at http://www.fei.org. For more information about this issue or the Coalition, contact: Grace Hinchman, Financial Executives International, (202)457-6203
Mark Heesen, National Venture Capital Association, (703) 524-2549
Jeff Peck, Griffin, Johnson, Dover & Stewart (202) 775-8116
Brian Borders, Mayer, Brown & Platt, (202) 263-3374
MAKE YOUR OPINION COUNT - Click Here
http://tbutton.prnewswire.com/prn/11690X26487586

/CONTACT: Grace Hinchman, Financial Executives International, +1-202-457-6203, or Mark Heesen, National Venture Capital Association, +1-703-524-2549, Jeff Peck, Griffin, Johnson, Dover & Stewart, +1-202-775-8116, or Brian Borders, Mayer, Brown & Platt, +1-202-263-3374/ 12:05 EST

Stock Options Come with a Cost
Kris Hudson

12/10/2001
KRTBN Knight-Ridder Tribune Business News: The Denver Post - Colorado

Stock options represent a cheaper, more performance-related way of paying executives than hard cash, but they do carry a cost.

It comes in the form of dilution of the value of outstanding shares.

In short, a new share is created whenever an option is exercised. The company's earnings must be spread among all those shares and granted options in the form of dividends and, if the company does not issue dividends, the earnings-per-share measure that Wall Street uses to evaluate stocks. Adding more shares translates to a lower earnings figure.

Even so, companies do not bear an actual cash cost for issuing options in most cases. Rather, the expense is a noncash, "opportunity cost." That means the company could have sold the shares on the open market and received more than it did in granting them to an executive at a strike price.

Accounting rules require companies to disclose their noncash costs of issuing options, but companies are not required to add those costs to their bottom lines as reported. In most cases, the effect would be small, considering the billions of dollars tallied in companies' quarterly reports. Qwest, for example, would have logged a $167 million net loss in 2000 including noncash option costs rather than the $81 million it reported.

Critics of stock-option plans point out that shareholder dilution has increased in recent years as American companies have granted options at a higher rate. What's more, critics say, the grants are not true long-term incentives, especially when recipients immediately sell rather than hold the stock gained by exercising options.

Dale Oesterle, a University of Colorado law professor specializing in mergers and acquisitions, cited three faults with option grants. First, they're dependent more on market forces than the individual performance of an employee or executive. Second, they contribute to excessive compensation.

"Third, if you do the pure stock-option plans properly, it is the one type of executive compensation you can hide on your income statement," Oesterle said, referring to the lower cost reflected on a company's books by granting **stock options** rather than higher salary and bonuses.

Lisa Rapuano, director of research for Legg Mason Funds Management, which holds shares of Qwest and Level 3 Communications in its funds, called the rate of option issuance by American companies "totally out of control." That rate, she says, has escalated yearly, and the ramifications are apparent now that the stock market has slumped.

"One is that companies have substituted compensation with options," she said. "When those options aren't worth something, they re-price them or issue more. That's not what options are supposed to be. They're supposed to cause employees to act like owners."

Secondly, she said, some employees and executives quickly sell the stock they gain through exercising options rather than holding them, which amounts to treating options like compensation rather than long-term incentives. However, most options do not vest for several years after their grant, which gives recipients incentive to keep the company's stock high.

"Not that people shouldn't make gigantic amounts of money if their stock goes up, but so should shareholders," Rapuano said. "That's the problem with re-pricing: Shareholders are required to transfer value to employees regardless if they create a rate of return."

Rapuano pointed to Level 3 Communications' stock-option plan as ideal. It requires employees to hold a certain amount of stock, and it only allows a payout on options if Level 3's stock beats the S&P 500 in a given quarter.

Analysts, Portfolio Managers Want Employee Stock Options Expensed on Income Statements, Global AIMR Survey Shows

11/19/2001
Business Wire

CHARLOTTESVILLE, Va.--(BUSINESS WIRE)--Nov. 19, 2001--More than 80 percent of financial analysts and portfolio managers around the world who responded to a survey believe any **stock options** granted to employees are compensation and should be recognized as an expense in the income statements of the companies that grant them.

Conducted by the Association for Investment Management and Research, the survey measured the views of 1,944 AIMR members, including equity and fixed income analysts for investment management firms (26 percent of respondents) and brokerage houses (15 percent), as well as those who manage portfolios for institutional or private clients (38 percent). Seventy-five percent of respondents were from North America, 13 percent from Europe and 10 percent from the Asia- Pacific region.

AIMR sent the survey to over 18,000 members in September to gauge their response to a proposed agenda topic of the International Accounting Standards Board (IASB) that could require companies to report the fair value of **stock options** granted - including those to employees - as an expense on the income statement, thereby reducing reported earnings. Although share-based payments to employees and others are increasing worldwide, the IASB has noted that few countries currently have national standards on the topic. The issue was extremely controversial in the United States when the Financial Accounting Standards Board considered it in the 1990s.

"Our survey results were remarkably consistent across geographical regions and investment disciplines," said Rebecca McEnally, CFA, vice president of AIMR's advocacy program. "Analysts and portfolio managers clearly want to see employee **stock options** treated as an expense in the income statement. Now investors have to search for that information in the notes to the financial statements, if it's available at all, and factor it into their valuation of the company's equity or debt.

"Requiring **stock options** to be recognized as expense would provide greater transparency," she noted. "It would give a more accurate picture of a company's financial health."

The survey found:

-- 88 percent of respondents consider share-based payments or stock option plans to be compensation to the parties receiving the benefits. Only 6 percent do not, while 6 percent said it depends, in most cases, on whether the option is "in the money."

-- 83 percent said the accounting method for all payment transactions in shares (including those given in employee stock option plans) should require recognition of an expense in the income statement.

-- 74 percent answered yes when asked, "Do the current accounting requirements for share-based payments need improving, in particular for those plans covering employees?" To a follow-up,

open-ended question inviting suggestions for improvement, respondents said that, in addition to expense recognition, disclosures should be enhanced to provide information about the potential dilution to current shareholders and the cash impact from related stock repurchase plans and exercised options.

-- 81 percent of respondents use information about **stock options** when evaluating a firm's performance and determining its value. Sixty-six percent use the information regardless of where that information is found (usually in the notes to the financial statements) while 15 percent use it only when-**stock options** are recognized as expense in the income statement. Only 19 percent do not use the information at all.

Disclosure of information about stock option plans impacts a significant number of analysts and portfolio managers: 85 percent said the firms they evaluate and monitor have such plans.

"Clearly, this is an area of financial reporting that users want addressed," said Patricia McConnell, senior managing director of Bear Stearns and chair of AIMR's Global Financial Reporting Advocacy Committee. "The International Accounting Standards Board should be commended for undertaking such a controversial project and trying to improve the measurement and recognition of share-based payments (including options granted to employees) to its agenda. The IASB is in a unique position to address the issue on a global basis, improving not only the transparency and usefulness of financial information but its comparability worldwide."

AIMR's Global Financial Reporting Advocacy Committee is charged with representing the views of investors and maintaining a liaison with bodies that set financial accounting and reporting standards in a global context, particularly the IASB. The GFRAC will use these survey results in responding to any proposals by the IASB and other national standard-setters on share-based payments.

With offices in Charlottesville, Virginia, Hong Kong, and London, the Association for Investment Management and Research is a 54,000- member, non-profit organization of financial analysts, portfolio managers, investment advisors and other investment professionals in 107 countries. Its membership also includes 106 professional investment societies in 29 countries. AIMR is best known worldwide for its rigorous Chartered Financial Analyst(TM)(CFA(R)) credential and its standard-setting initiatives in such areas as professional conduct and investment performance reporting.

SOURCE: AIMR

CONTACT: AIMR, Charlottesville Rich Wyler, 434/951-5344 rich.wyler@aimr.org,

12:17 EST NOVEMBER 19, 2001

MARKET WATCH

GRETCHEN MORGENSON

10/20/01

Time to Look at Stock Options' Real Cost

IN these times of terror, it is gratifying to see a lawmaker stand up against a force of destruction in our midst.

Last week, word came that Representative Michael G. Oxley, the Ohio Republican who is chairman of the House Committee on Financial Services, had taken a stand against true evil: the International Accounting Standards Board. His act of bravery was voicing his determination to keep America safe from the proper accounting of companies' stock options.

How corporations account for the stock options they bestow, mostly on top executives, may not appear crucial to a nation at war against terrorism. But Mr. Oxley seems to think that America is imperiled if its companies can no longer overstate earnings by misrepresenting their employee costs.

Mr. Oxley, who did not respond to an interview request, led his charge with letters opposing an effort by the accounting board to re-examine how companies account for stock options. To Harvey L. Pitt, the chairman of the Securities and Exchange Commission, Mr. Oxley wrote that forcing companies to charge the value of options against earnings would harm American workers "in a profound way." And he urged Paul A. Volcker, chairman of the trustees who oversee the accounting board and former chairman of the Federal Reserve, to focus on other projects that are more likely to bring respect to the organization.

After a bruising battle in 1993, the accounting board caved in to corporate lobbyists' demands that stock options, undeniably an employee cost, should not be deducted from revenue as other costs are. Instead, options' costs are relegated to a footnote in company financial statements. That might not be a concern if the largess was not so, well, large. Sanford C. Bernstein & Company, a brokerage firm, estimates that the value of option awards at the nation's 2,000 largest companies was $162 billion last year, up from $50 billion in 1997.



Average value of options granted to each top-tier executive at the 2,000 largest companies in America.
$2.5 million
2.0
1.5
1.0
0.5
BERNSTEIN RESEARCH ESTIMATE
'93 '94 '95 '96 '97 '98 '99 '00

Since 1993, studies from Wall Street to Washington have shown that pushing these expenses off the income statement has inflated corporate earnings and misled investors about profits, particularly at technology concerns. Options are also a titanic but stealthy transfer of wealth from shareholders to corporate management.

With shares in decline, the tide may finally be turning against stock options. Two of the nation's largest accounting firms, Andersen and Deloitte & Touche, say options should be charged to a company's income statement, and many Wall Street accounting analysts agree. With their options now worthless, some workers are starting to demand cash for their labors.

Still, Mr. Oxley fights on against the evil of truth in financial reporting. He appears to be carrying water for the Financial Executives Institute, a lobbying group. These people love options because they make them rich and because their companies reap enormous tax deductions when their employees exercise options.

The institute argues that the board's proposal "will create a widespread burden on the business environment" and that adding the expense of stock options to a company's results "would throw off their bottom lines and cause an upheaval in the stock market."

So there it is: the mantra of the bull-market-at-any-cost crowd. Telling the truth will cause upheaval in the stock market. Stock prices must be held aloft, even if by lies.

Never mind that lying is what really roils stocks. Lying about earnings, costs or rosy outlooks only creates inflated expectations. And as we've learned lately, anything that's inflated tends to deflate. Sooner or later. □

Time to Look at Stock Options' Real Cost

10/21/01

IN these times of terror, it is gratifying to see a lawmaker stand up against a force of destruction in our midst.

Last week, word came that Representative Michael G. Oxley, the Ohio Republican who is chairman of the House Committee on Financial Services, had taken a stand against true evil: the International Accounting Standards Board. His act of bravery was voicing his determination to keep America safe from the proper accounting of companies' stock options.

How corporations account for the stock options they bestow, mostly on top executives, may not appear crucial to a nation at war against terrorism. But Mr. Oxley seems to think that America is imperiled if its companies can no longer overstate earnings by misrepresenting their employee costs.

Mr. Oxley, who did not respond to an interview request, led his charge with letters opposing an effort by the accounting board to re-examine how companies account for stock options. To Harvey L. Pitt, the chairman of the Securities and Exchange Commission, Mr. Oxley wrote that forcing companies to charge the value of options against earnings would harm American workers "in a profound way." And he urged Paul A. Volcker, chairman of the trustees who oversee the accounting board and former chairman of the Federal Reserve, to focus on other projects that are more likely to bring respect to the organization.

After a bruising battle in 1993, the accounting board caved in to corporate lobbyists' demands that stock options, undeniably an employee cost, should not be deducted from revenue as other costs are. Instead, options' costs are relegated to a footnote in company financial statements. That might not be a concern if the largess was not so, well, large. Sanford C. Bernstein & Company, a brokerage firm, estimates that the value of option awards at the nation's 2,000 largest companies was $162 billion last year, up from $50 billion in 1997.



Average value of options granted to each top-tier executive at the 2,000 largest companies in America
$2.5 million
2.0
1.5
1.0
0.5
BERNSTEIN RESEARCH ESTIMATE
'93 '94 '95 '96 '97 '98 '99 '00

Since 1993, studies from Wall Street to Washington have shown that pushing these expenses off the income statement has inflated corporate earnings and misled investors about profits, particularly at technology concerns. Options are also a titanic but stealthy transfer of wealth from shareholders to corporate management.

With shares in decline, the tide may finally be turning against stock options. Two of the nation's largest accounting firms, Andersen and Deloitte & Touche, say options should be charged to a company's income statement, and many Wall Street accounting analysts agree. With their options now worthless, some workers are starting to demand cash for their labors.

Still, Mr. Oxley fights on against the evil of truth in financial reporting. He appears to be carrying water for the Financial Executives Institute, a lobbying group. These people love options because they make them rich and because their companies reap enormous tax deductions when their employees exercise options.

The institute argues that the board's proposal "will create a widespread burden on the business environment" and that adding the expense of stock options to a company's results "would throw off their bottom lines and cause an upheaval in the stock market."

So there it is: the mantra of the bull-market-at-any-cost crowd. Telling the truth will cause upheaval in the stock market. Stock prices must be held aloft, even if by lies.

Never mind that lying is what really roils stocks. Lying about earnings, costs or rosy outlooks only creates inflated expectations. And as we've learned lately, anything that's inflated tends to deflate. Sooner or later. □

Business Monday

PROPOSED ACCOUNTING RULE WOULD AFFECT CORPORATE EARNINGS; GLOBAL PANEL TAKES UP STOCK OPTIONS DEBATE

BY MARK SCHWANHAUSSER, Mercury News

10/15/2001
San Jose Mercury News
Morning Final
1F

An international panel is proposing a new **stock options** rule that could cut corporate profits, change how investors value stocks and crimp how Silicon Valley companies hand out the area's unofficial currency.

The newly established International Accounting Standards Board wants to force companies to deduct from earnings the value of **stock options** doled out to workers.

Critics of today's accounting rules maintain that they permit companies to play an accounting shell game that turns compensation -- the No. 1 expense at most companies -- into stock option grants with no direct bottom-line impact.

Silicon Valley waged a bitter political battle to force U.S. regulators to back off a similar proposal in the mid-'90s. But now the debate has moved overseas, where the IASB has placed the issue near the top of its agenda as it seeks to set uniform rules for corporations around the globe.

The London-based IASB tentatively decided in September to move forward with a proposal that would force companies to put a price tag on **stock options** and subtract that as an expense. The IASB also extended the deadline for public comment to Dec. 15, though the panel wants to focus debate on the best way to value options rather than on whether they should be an expense.

Opposition has heated up in recent weeks, led by the American Electronics Association, which lobbies on behalf of the tech industry, and Financial Executives International, which comprises 15,000 corporate financial executives. They suggest the IASB proposal threatens to defuse efforts to establish global accounting standards.

"It's hard to be against the international harmonization of accounting rules. In a global economy, you want the rules to be transparent and similar," said Caroline Graves Hurley, the AEA's director of tax policy. But she added, "I'm not sure if the United States will even recognize what this group comes up with. I don't know if the rest of the world will choose to recognize what this group comes up with."

The IASB says the issue is of special concern in Europe because the use of **stock options** has spread rapidly there. Three European standard-setting bodies have recently issued similar proposals, but there is a broad concern that companies could be at a competitive disadvantage if the rules on **stock options** vary from nation to nation.

If the IASB adopts the new rule, the matter would be taken up by the Financial Accounting Standards Board in the United States. It establishes the generally accepted accounting practices that are recognized by the Securities and Exchange Commission.

Tech-friendly groups helped defeat a similar proposal by the U.S. board in 1995. Tech companies complained the accounting change would cost them millions and would threaten the spread of options to rank-and-file workers.

'Payback time'

Flexing its political muscle like never before, the high-tech community turned FASB (pronounced fazz-bee) into a four-letter word on the streets of Silicon Valley. When FASB held hearings here in 1994, 3,000 workers rallied in "Stop FASB" T-shirts. Sen. Joseph Lieberman, D-Conn., moved to undercut FASB by introducing a bill that would have required the rule-makers to seek approval from the Securities and Exchange Commission for every major decision.

In the end, FASB backed down, ruling that companies need only report the cost of **stock options** in the footnotes of financial statements.

But the issue did not die. Some suggest FASB's wounds have just festered as more companies have doled out **stock options**.

"It's payback time," said Patrick S. McGurn, director of Institutional Shareholder Services of Rockville, Md., which advises pension funds, mutual funds and other institutions on corporate investment issues.

If U.S. companies had been forced to account for the costs of **stock options**, Bear Stearns analyst Pat McConnell estimates that aggregate diluted earnings per share would have dropped about 9 percent in 2000. "The lack of accounting has disguised the earnings," she said.

Profits would have been slashed at least in half at 27 companies, including Xilinx, Network Appliance, Siebel, Chiron and Vitesse, McConnell said. Yahoo would have suffered the biggest reversal of fortunes -- reporting a loss of $2.30 per share rather than a 12-cent profit.

Any trim in earnings also would alter the yardstick that many investors use for measuring one stock against another: the price-to-earnings ratio. For example, Sanmina's stock-option largess would have more than doubled its P/E ratio to a 31, up from 14, if the value of options had been factored in, McConnell said.

There is one thing everyone agrees on: It will take years to resolve the issue.

McConnell predicts the IASB won't succeed until 2005, when Europe is scheduled to adopt international accounting standards. Then the FASB can take up the issue again, she said.

"If they can do it at the international level, it takes the anti-competitiveness argument off the table," she said. "If everybody in the world has to account for these the same way, that concern goes away. It's a level playing field."

Momentum builds

But at a conference on **stock options** in Silicon Valley, several experts cautioned that momentum is building to require the accounting charge.

"If you had asked me two years ago, I would have said, 'The dragon has been slain,' " said Ted Buyniski, a principal in the Boston office of iQuantic Buck, a compensation consulting firm that specializes in options issues. "Will there be a charge in a year? Nah? A charge in two years? Probably not. But very honestly, I think this is a fight that will be lost. At some point there will be a charge for **stock options**. . . . The question is, how much?" David Tweedie is chairman of London-based International Accounting Standards Board.

Photo PHOTO: INTERNATIONAL ACCOUNTING STANDARDS BOARD

International Accounting Board Recommends Changes in Stock Options Procedures
Mark Schwanhausser

10/14/2001
KRTBN Knight-Ridder Tribune Business News: San Jose Mercury News - California

An international panel is proposing a new **stock options** rule that could cut corporate profits, change how investors value stocks and crimp how Silicon Valley companies hand out the area's unofficial currency.

The newly established International Accounting Standards Board wants to force companies to deduct from earnings the value of **stock options** doled out to workers.

Critics of today's accounting rules maintain that they permit companies to play an accounting shell game that turns compensation -- the No. 1 expense at most companies -- into stock option grants with no direct bottom-line impact.

Silicon Valley waged a bitter political battle to force U.S. regulators to back off a similar proposal in the mid-'90s. But now the debate has moved overseas, where the IASB has placed the issue near the top of its agenda as it seeks to set uniform rules for corporations around the globe.

The London-based IASB tentatively decided in September to move forward with a proposal that would force companies to put a price tag on **stock options** and subtract that as an expense. The IASB also extended the deadline for public comment to Dec. 15, though the panel wants to focus debate on the best way to value options rather than on whether they should be an expense.

Opposition has heated up in recent weeks, led by the American Electronics Association, which lobbies on behalf of the tech industry, and the Financial Executives International, which comprises 15,000 corporate financial executives. They suggest the IASB proposal threatens to defuse efforts to establish global accounting standards.

"It's hard to be against the international harmonization of accounting rules. In a global economy, you want the rules to be transparent and similar," said Caroline Graves Hurley, the AEA's director of tax policy. But she added, "I'm not sure if the United States will even recognize what this group comes up with. I don't know if the rest of the world will choose to recognize what this group comes up with."

The IASB says the issue is of special concern in Europe because the use of **stock options** has spread rapidly there. Three European standard-setting bodies have recently issued similar proposals, but there is a broad concern that companies could be at a competitive disadvantage if the rules on **stock options** vary from nation to nation.

If the IASB adopts the new rule, the matter would be taken up by the Financial Accounting Standards Board in the United States. It establishes the generally accepted accounting practices that are recognized by the Securities and Exchange Commission.

Tech-friendly groups helped defeat a similar proposal by the U.S. board in 1995. Tech companies complained the accounting change would cost them millions and would threaten the spread of options to rank-and-file workers.

Flexing its political muscle like never before, the high-tech community turned FASB (pronounced fazz-bee) into a four-letter word on the streets of Silicon Valley. When FASB held hearings here in 1994, 3,000 workers rallied in "Stop FASB" T-shirts. Sen. Joseph Lieberman, D-Conn., moved to undercut FASB by introducing a bill that would have required the rule-makers to seek approval from the Securities and Exchange Commission for every major decision.

In the end, FASB backed down, ruling that companies need only report the cost of **stock options** in the footnotes of financial statements.

But the issue did not die. Some suggest FASB's wounds have just festered as more companies have doled out **stock options**.

"It's payback time," said Patrick S. McGurn, director of Institutional Shareholder Services of Rockville, Md., which advises pension funds, mutual funds and other institutions on corporate investment issues.

If U.S. companies had been forced to account for the costs of **stock options**, Bear Stearns analyst Pat McConnell estimates that aggregate diluted earnings per share would have dropped about 9 percent in 2000. "The lack of

accounting has disguised the earnings," she said.

Profits would have been slashed at least in half at 27 companies, including Xilinx, Network Appliance, Siebel, Chiron and Vitesse, McConnell said. Yahoo would have suffered the biggest reversal of fortunes -- reporting a loss of $2.30 per share rather than a $0.12 profit.

Any trim in earnings also would alter the yardstick that many investors use for measuring one stock against another: the price-to-earnings ratio. For example, Sanmina's stock-option largess would have more than doubled its P/E ratio to a 31, up from 14, if the value of options had been factored in, McConnell said.

There is one thing everyone agrees on: It will take years to resolve the issue.

McConnell predicts the IASB won't succeed until 2005, when Europe is scheduled to adopt international accounting standards. Then the FASB can take up the issue again, she said.

"If they can do it at the international level, it takes the anti-competitiveness argument off the table," she said. "If everybody in the world has to account for these the same way, that concern goes away. It's a level playing field."

But at a conference on **stock options** in Silicon Valley, several experts cautioned that momentum is building to require the accounting charge.

"If you had asked me two years ago, I would have said, `The dragon has been slain,'" said Ted Buyniski, a principal in the Boston office of iQuantic Buck, a compensation consulting firm that specializes in options issues. "Will there be a charge in a year? Nah? A charge in two years? Probably not. But very honestly, I think this is a fight that will be lost. At some point there will be a charge for **stock options**....The question is, `How much?'"

5TH STORY of Level 1 printed in FULL format.

The Washington Post

July 26, 2001, Thursday, Final Edition

SECTION: FINANCIAL; Pg. E14

LENGTH: 554 words

HEADLINE: Tech Giants Targeting SEC Stock Option Rule

BYLINE: Anitha Reddy, Washington Post Staff Writer

BODY:

A group of technology giants, including Microsoft and Verizon, are trying to kill a rule proposed by the Securities and Exchange Commission that would require companies to make more extensive disclosures about their use of stock options as part of employee pay packages.

Under current regulations, it is difficult for investors to determine the full effect of stock options on companies' future earnings growth, according to the SEC.

When employees exercise their options to purchase stock, a firm's profits are spread among more shares, diluting earnings per share.

"There is concern by a lot of investors that companies are out there granting stock options without ever having gotten shareholder approval to do so," said Mark Borges, an attorney in the SEC's division of corporation finance. "Nobody knows how widespread this activity is. One way to find out is to adopt our disclosure rules."

Borges added that the proposal won't advance until a new SEC chairman is in place. Harvey Pitt, the nominee for the post, who was approved by the Senate Banking Committee on Thursday and is awaiting Senate confirmation, declined to comment on the proposal, which was issued this year.

"Where this will be on [Pitt's] priority list remains to be seen," Borges said.

Microsoft and Verizon Wireless said the proposed rule was redundant because financial accounting standards already require disclosure of **stock-option plans** for employees.

"We are opposed to the proposed rule and believe it would result in increased administrative burden to companies with little, if any, benefit to investors," Microsoft wrote in comments to the SEC.

Nell Minow, a longtime shareholder activist, disagreed. "Any clarity is always a step in the right direction. The more information that investors have, the better they can understand, not only the immediate economic impact of the awarding of the stock options but also the ability of management to make

judgments on these things," she said.

Intel, almost all of whose 80,000 employees receive stock options, and Lucent support the proposal but have asked the SEC to tweak it, saying that it asks for more information than investors need to calculate the possible dilution of their shares.

Microsoft also suggested that the SEC proposal was premature because Nasdaq and the **NYSE** are considering self-regulation in the same area.

Current Nasdaq and **NYSE** listing standards somewhat restrict a company's ability to award stock options to employees without shareholder approval. But there is a loophole for broad-based plans -- plans in which rank-and-file as well as managers are allowed to participate.

"The issue was broad-based was never really defined," said Ann Yerger, director of research at the Council for Institutional Investors. She said Nasdaq and the **NYSE** has a looser interpretation of broad-based then some investor groups would like.

Nasdaq is considering changing its listing standards to require companies to submit all equity-compensation plans that include officers and directors to shareholders for approval, even those that include lower-level employees.

An **NYSE task force** charged with studying the issue recommended such a move for the exchange in 1999, but only in conjunction with a similar decision by Nasdaq.

LOAD-DATE: July 26, 2001

5TH STORY of Level 1 printed in FULL format.

The Seattle Times

July 25, 2001, Wednesday Fourth Edition

SECTION: ROP ZONE; Business; Pg. C2

LENGTH: 735 words

HEADLINE: Companies resist SEC option-disclosure plan

BYLINE: Neil Roland; Bloomberg News

DATELINE: Washington, DC

BODY:

WASHINGTON #151; Microsoft, Verizon Communications and Emerson Electric are opposing a proposed federal rule that would compel companies to disclose the number of shares paid to employees in stock and option plans.

The plan was the last of several measures proposed by former Securities and Exchange Commission Chairman Arthur Levitt to require companies to give investors more information. Harvey Pitt, President Bush's nominee to become SEC chairman, has declined to give his opinion of the plan.

"Shareholders, who ultimately foot the bill for stock-based pay programs, now find that they do not have sufficient information to adequately monitor the stock-based compensation plans adopted by publicly traded companies," the Florida State Board of Administration, which administers pensions, wrote to the SEC.

The SEC plan would give investors more detailed information about shares that may be issued under different employee stock and option plans, so that shareholders can assess how their investments would be affected if a company issues new stock to employees.

Under current SEC rules, senior executives must disclose stock and options holdings, and companies give general information about the overall number of shares committed to options.

In a letter to the SEC, Microsoft wrote that the proposal "would result in increased administrative burden to companies with little, if any, benefit to investors." PricewaterhouseCoopers and other big accounting firms also oppose it, while investor groups endorse it.

"The increasing volume of 'disclosure overload' is alarming," wrote Emerson Electric, the top U.S. maker of motors for telecommunications and computer networks.

Verizon, the nation's biggest local-phone carrier, said the rule could add "to confusion over what the proposed disclosures are intended to represent."

The SEC likely will defer a vote on the rule until securities lawyer Harvey Pitt is sworn in as the new SEC chairman, said David Martin, the agency's corporation-finance director. The Senate Banking Committee unanimously approved Pitt yesterday, sending the nomination to the full Senate for a vote.

Earlier this year, Levitt also urged the Nasdaq Stock Market to approve a plan that would require companies to put all **stock-option plans** to a **shareholder vote.** Nasdaq, the second-largest U.S. stock market, issued such a proposal late last year, though it hasn't decided what to recommend to the SEC, Nasdaq spokesman Scott Peterson said.

The SEC's 22-page options-disclosure proposal would give investors more information about stock-based pay plans, which have grown in popularity as a means of compensation during the last decade, especially at technology companies.

Corporations would have to disclose the total number of shares they plan to issue, the number awarded, and the number to be issued when employees exercise their options. They also would have to describe any **stock-option plan** adopted without shareholder approval. These disclosures would appear in the companies' annual reports or proxy statements.

The proposal would affect about 60 percent of all public companies, and would cost them $3.2 million a year in administrative expenses, the SEC said.

While the plan would affect all employees, investor groups have been especially concerned about top executives' pay. Under current rules, options grants to a company's top five executives are disclosed in annual proxy statements.

In recent years, public companies have tried to align managers' incentives with shareholder interests by shifting a growing portion of their chief executives' pay into long-term, stock-based compensation. This segment rose to 65 percent of overall CEO pay last year, up from 55 percent in 1996, according to an April study by William M. Mercer, a Marsh & McLennan unit.

Peter Romeo, a SEC counsel and stock-options expert, said many companies object to the SEC plan because "it could crimp their ability to hand out stock options by arousing shareholder interest."

Investor groups said the plan would yield useful information.

"The proposed rules go a long way towards ensuring that shareholders have the information necessary to make responsible and appropriate voting and investment decisions," said New York State Comptroller H. Carl McCall, who administers the $110 billion pension fund for New York government employees.

LOAD-DATE: July 26, 2001

YOUR MONEY

OPTIONS FOR ALL ONCE THE EXCLUSIVE PRIVILEGE OF EXECUTIVES, STOCK OPTIONS NOW ARE PERKS FOR ORDINARY WORKERS

FRED O. WILLIAMS
News Business Reporter

07/17/2001
Buffalo News
FINAL
B1

A stock option is the right to purchase a share of stock at a future date, for a predetermined price.

The definition conveys none of the excitement.

"Options!" is more like it. While stocks were rising fast, the word vibrated with promise. To receive them along with your paycheck spurred grand hopes. While the bull market soared, some lucky secretaries and programmers captured Porsche-sized profits.

"For a couple of years, having options as part of your compensation was like a license to print money," said author and computer consultant Alan R. Simon.

Now, with stocks going down instead of up, options have lost their former cachet. They no longer suggest a burl walnut dashboard in your future - many companies' options wouldn't pay for seat covers on a Chevette.

Nevertheless, **stock options** do seem to have caught on as an employee benefit. Nearly one-third of companies in a survey offer them to rank-and-file workers, according to the Society for Human Resource Management. Recently a "**Stock Options** for Dummies" book was published, detailing how workers should pick and chose among option programs that might be available to them at different employers.

Although it's no dot-com haven, there are hundreds of option- holding workers in blue-collar Western New York. Companies like Chek.com in Buffalo and Delphi Automotive in Lockport grant forms of **stock options** to employees, as do national companies with a presence here such as Verizon, Gap and Starbucks.

And the practice is expanding, experts say, as companies see options as way of increasing workers' ties to the company.

"The perceived value by employers is that now they (workers) have a vested interest in the corporation," said Candace Walters, president of HR Works, a Rochester management consultant with offices in Buffalo.

Options given as an employee benefit are usually priced at the market value of the stock at the time they are granted, but are subject to a vesting period of months or years. After the waiting period expires, employees can buy the stock at the option price, known as "exercising" the options.

In the meantime, the thinking goes, workers will be motivated to work hard so the company will profit and its stock will rise. And they'll be less likely to take a job elsewhere, since that would mean leaving their unexercised options behind.

Once a perk reserved for top executives, options are now a benefit for as many as 10 million workers nationwide, according to the National Center for Employee Ownership. And while they are still primarily a high-tech industry phenomenon, options are catching on elsewhere. Perhaps that's partly because they cost nothing to the company that grants them, aside from the dilution of its stock value.

Old-line corporations like General Mills and Proctor & Gamble have begun option programs for some non-executive workers, said Ed Carberry, senior project director at the non-profit center. In a survey by the Society of Human Resources Management, more companies offered options than parking subsidies or on-site ATMs.

"There's the belief that if employees own part of the company, they're going to be more motivated," Carberry said.

In Western New York, hundreds of blue-collar workers are holding options and waiting for the stock market to turn upward again.

Delphi Automotive, the parent of Delphi Harrison Thermal Systems in Lockport, issued its employees **stock options** when it was spun off from General Motors in 1999. After waiting one year, employees could purchase 100 shares at the price of $18.66 a share. That was the price of Delphi stock on its first day of trading in February 1999.

If Delphi had risen $1 a share after it was launched, exercising an option on 100 shares would yield a profit of $100, minus transaction costs. If the stock had doubled, workers would have seen gains of $1,866.

Unfortunately for Delphi workers, neither scenario came about. Instead of rising, the stock fell below its first-day price, and has remained there since the one-year waiting period expired. That makes the options to buy at $18.66 worth nothing.

But just because the options are "under water" in investment jargon, that doesn't mean the program is a failure, Delphi spokesman Steve Gaut said.

"The fact is, there's still eight years left" before the options expire, he said. Although holders would prefer faster gains, options are designed as a form of long-term compensation, he said, alongside the company's profit-sharing bonuses and other benefits.

"I think people recognize that the run-up in the market was not going to continue," he said.

At Verizon, which employs over 500 people in Western New York, workers received 100 to 700 options last fall after the company settled its contracts with unions. Verizon's options can't be exercised for three years, but the outlook for a profit is good so far. The options are exercisable at $43.34 a share, about $11 less than their recent market value. Past option grants in the '90s, when telecommunication stocks were hot, yielded substantial gains, employees said.

Today, workers should consider options as part of an overall benefit plan, experts said, but not let them overshadow considerations about pay, bonuses and health benefits.

"One of the big mistakes people made in the '90s was to look at options above everything else," said Alan R. Simon, author of **Stock Options** for Dummies.

In fact, option plans can have complicated pitfalls that workers should be aware of, he said. Tales of instant option riches have been replaced by horror stories of people stuck with high tax bills. Certain "incentive **stock options**" or ISOs are subject to the federal alternative minimum tax. That shocked many middle-income option holders who had seen their profits evaporate when their stocks crashed, yet wound up owing a hefty tax bill.

The problem, Simon said, was that they exercised options -- triggering a taxable gain -- but then held onto their stocks instead of selling, hoping for further profits.

In addition, so-called "clawback" provisions can force you to refund gains on exercised shares under certain conditions, such as going to work for a competitor, Simon said. And having to leave the company before options are vested can deprive you of a significant payoff.

"The dark side of it is getting locked in," he said. As the potential value of unvested options grows, "it gets harder and harder to walk away."

Whether options truly give workers a sense of owning a stake in the company's long-term future isn't determined, said Carberry of the employee ownership organization. He is embarking on a 18-month study to determine whether options increase workers' focus on corporate profit goals more than profit-based bonuses and other benefits.

"There are downsides if the stock doesn't perform well," he said. "When the stock market crashes, you have a lot of demoralized employees."

Caption: Illustration by DICK BRADLEY/Buffalo News



'This stuff is wrong'

That's the conclusion of most of the insiders who talked to FORTUNE—candidly—about CEO pay. And you know what's even worse? They don't see how the overreaching can be stopped. **BY CAROL J. LOOMIS**

IN THE GREAT, CONTINUING, AND probably everlasting debate about executive compensation, the world knows pretty well what two sides of the pay triangle think. Most CEOs seem to believe they're worth every dollar they get. Many investors, in stark contrast, think executive pay is unfair, bears little relationship to performance, and is totally out of control.

The indistinct part of this picture—we move now to the third side of the triangle—is what directors think. It's they, after all, who make the pay decisions. And it's they who are charged with representing the shareholders' interests. So what's their opinion about those rich amounts they're doling out and the process by which the giving gets done? There, for sure, is a question to which you'd like to have a full, revealing inside answer.

But you think Alfred Kinsey had trouble getting answers in his studies of sexuality? Try getting directors—especially members of compensation committees—to go on the record about executive pay, and you really hit a wall. That's particularly true if someone has the least bit of bad stuff to say: There is still a code of silence among directors that usually makes them unwilling to publicly criticize their peers.

So we came up with an alternative approach: In exchange for candor, we promised anonymity. Seven directors, all with board experience at major companies, spoke to us on that basis. They told war stories; delivered opinions about compensation consultants; and spoke about where executive pay goes from here.

We then compressed what they said, added a few words for clarification, and in a few of the cases made nondistorting factual changes to obscure the identity of the companies the directors were talking about. But we have been scrupulous about presenting their views on how the compensation system works—or doesn't.

As you will see, the directors come from varying spots on the spectrum of opinion, though all believe unequivocally that pay should be related to performance. The trick is in making that happen. The surprise in what many of these directors say—and they are all smart, strong-minded people—is how helpless they sometimes feel in the grip of a system that inexorably sweeps executive pay toward ever higher levels. Said one director defeatedly: "You sort of get rolled over by the system even if you try to do well."

The speaker, who has served on several bigtime boards, is the well-paid CEO of a FORTUNE 500 company.

Compensation committee members are not malevolent. I've seen situations that are f—d up, and yet the directors think they're doing a hell of a job. They delude themselves. They think things are being done right and fairly—they don't think

ILLUSTRATIONS BY GENE GREIF

they're being *had*—when actually the excesses they're approving are just mindboggling.

On my own board we have very sophisticated people, and we expose the full board to what's going on about compensation. Even so, since I know more than they do about this subject, I can *have* them. So in a different kind of situation, where the board doesn't know much and doesn't care, it's like shooting fish in a barrel.

It's really "amateurs vs. pros." I'm classing the directors, in most cases, as amateurs, and management, together with the compensation consultants they hire, as pros. You can have a very sophisticated board—and it'll still be amateurs vs. pros.

You say you know instances where tough, rigorous people haven't survived on boards and compensation committees. I don't think that's the normal case. I think that the day of packing the board with patsies is over, if for no other reason than appearances. In any case, the odds are so stacked in favor of management that you don't need patsies.

Yes, a board needs the help of compensation consultants. They are a source of data about what comparable companies are paying, and they provide the board with reassurance. The data is often flawed, but it's better than doing back-of-the-envelope calculations.

I would say that it is unusual to find a consultant who does not end up, at the least, being a prostitute. The consultants are hired by management. They're going to be rehired by management. There's some thought given by conscientious compensation committees to hiring their own consultants. But the consultants don't want to be hired that way, because then they cut themselves off from management.

The government got in all this, of course, by passing what's called "162 (m)," which says that any cash paid an executive over $1 million is nondeductible unless the excess is related to performance. This made everybody change their compensation systems to get around the $1 million ceiling, and in the process they built in new kinds of excess.

They now use performance formulas—based, say, on return on equity—that determine the size of the bonus pool. Most of the formulas are b.s. When you've got a formula, you've got to have goals—and it's the people who are the recipients of the money who are setting these. It's in their interests to keep the goals low so that they will succeed in meeting them.



"No one is representing the shareholders. It's like having labor negotiations where one side doesn't care. That would be a travesty, and this is too."

You've got the fox in the chicken coop.

One of the main ways that enormous amounts of money have been made is with up-front options. An executive is issued a huge number of options today, and as the stock goes up, he gets the benefit. It will say in the proxy that this is a "multi-year" option, supposedly taking care of the executive for a while. But the proxies seldom state how many years are covered. And then maybe you'll get two years down the road, and the deal will be renegotiated. So anytime there are up-front options, the shareholders should want it to be very explicitly stated that the grant covers a certain number of years. That doesn't prohibit the board from changing the deal, because the board can always do what it wants. But at least an investigative person like a reporter can go back and find out what was said originally.

What's going to happen in the next ten years? What's happening immediately is that the vehicle of stock options, given the slowdown in the stock market, may not be so lucrative. Still, everybody's appetite has been whetted, and today there's a sense of entitlement. People say, "We're worth it, goddamn it." So if options don't do the job, some other mechanisms will be used instead. And if today's formulas don't produce big enough pots, they will disappear and be replaced by something else. Anyone who is greedy, anyone who is on the make, anyone who is aggressive about what they're being paid will get rid of formulas they don't like.

Government isn't going to change anything. We're not going to turn into Cuba. When you've got some smart lawyer like Marty Lipton working against two members of Congress from Illinois, it's no contest.

I think there's been some progress. There's much more punishment for bad performance than there used to be. I think the fact that they're knocking executives out at a greater rate is good.

But some of what you see is so over the top. There's something intrinsically wrong with some of these amounts of money. I don't know that anything will stop that except self-control. But to ask for self-restraint flies in the face of human nature.

The speaker is a corporate executive who has had wide experience on boards.

When it comes to relating pay to performance, compensation committees are really in the pockets of CEOs. There are all kinds of cozy relationships involved. And when a CEO wants the rules changed as to how people are paid, the rules simply get changed. I think that one of the problems in the whole compensation system is that you pay for performance—and you pay well—

REPORTER ASSOCIATE *Paola Hjelt*

CEO PAY: whoosh!

Comparisons between CEO pay in 1990 and 2000 show gains in most industries, sometimes so large as to be almost unbelievable. Certain of last year's huge dollar figures—notably Sandy Weill's—stem largely from options grants (which have been valued according to the rules spelled out in the preceding story). Jack Welch got his imposing pile from both options and restricted stock, and Doug Daft was awarded an amazing $87 million in restricted stock. But the bulk of Daft's shares will vest only if Coke averages earnings gains of at least 15% over the 2001–2005 period—a demanding target.

	1990		2000		
INDUSTRY	Largest company	CEO compensation	Largest company	CEO compensation	% change
Financial services	CITICORP *John Reed*	$1,201,242	CITIGROUP *Sanford Weill*	$150,688,160	12,444%
Conglomerates	GENERAL ELECTRIC *John Welch*	$4,828,873	GENERAL ELECTRIC *John Welch*	$125,340,263	2,496%
Beverages	PEPSICO *Wayne Calloway*	$5,218,206	COCA-COLA *Douglas Daft*	$109,410,444	1,997%
Securities brokerage	MERRILL LYNCH *William Schreyer*	$2,046,500[1]	MORGAN STANLEY *Philip Purcell*	$34,204,391	1,571%
Retailing	SEARS ROEBUCK *Edward Brennan*	$1,867,877	WAL-MART *Lee Scott*	$16,683,532	793%
Telecommunications	AT&T *Robert Allen*	$3,410,971	AT&T *Michael Armstrong*	$21,792,791	539%
Energy	EXXON *Lawrence Rawl*	$5,473,704[1]	EXXON MOBIL *Lee Raymond*	$33,207,948	507%
Computer hardware	IBM *John Akers*	$7,662,209	IBM *Louis Gerstner*	$37,708,807	392%
Pharmaceuticals	JOHNSON & JOHNSON *Ralph Larsen*	$2,607,580	MERCK *Raymond Gilmartin*	$11,724,323	350%
Automotive	GENERAL MOTORS *Robert Stempel*	$2,618,380	GENERAL MOTORS *Richard Wagoner*	$10,155,667	288%
Food, tobacco	PHILIP MORRIS *Hamish Maxwell*	$6,803,333	PHILIP MORRIS *Geoffrey Bible*	$23,806,743	250%
Media	TIME WARNER *Steven Ross*	$75,263,492	WALT DISNEY *Michael Eisner*	$29,420,129	-61%
Computer svcs., software	ADP *Josh Weston*	$1,750,070[1]	MICROSOFT *Steven Ballmer*	$633,514	-64%

... VS. THE REAL WORLD

	1990 compensation	2000 compensation	% change
Major league baseball player *(average)*	$597,538	$1,895,631	217%
Partner in Wachtell Lipton Rosen & Katz law firm *(profits per partner)*[2]	$1,390,000	$3,385,000[3]	144%
Stanford computer science graduate *(first job)*	$35,400	$64,000	81%
President of Princeton University	$235,000	$413,000[3]	76%
Harvard MBA graduate entering consulting *(median)*[4]	$70,000	$105,000	50%
Autoworker *(average hourly wage)*	$17.54	$24.06	37%
Senior airline captain *(average for seven large fleets)*	$145,812	$193,656	33%
President of AFL-CIO	$175,000	$225,000	29%
New York City teacher *(tenured, average)*	$41,000	$49,030	20%
President of the United States	$200,000	$200,000	None
Consumer price index *(1982–84 = 100)*	130.7	172.2	32%
Minimum wage	$3.80	$5.15	36%
Median household income	$29,943	$42,680[5]	43%
Dow Jones industrial average *(year-end)*	2634	10787	310%
Nasdaq *(year-end)*	374	2471	561%


12,444%
Change in CEO compensation 1990–2000
–64%
–61%
FORTUNE GRAPHIC

[1]Partially estimated. [2]From *The American Lawyer.* [3]1999. [4]Base pay, not including bonuses. [5]Estimated.

but you also pay for subpar performance.

A few years ago I was on the comp committee of a company that had lots of problems. We were having a committee meeting, and the head of human resources said that the CEO doesn't have any equity in his stock options. And I said, "Well, he shouldn't have any equity, because the stockholders have lost a lot of money in this company, and there should be some kind of relationship between what the executives are accumulating and what's happening to the shareholders." Well, the HR director listened, but I think what I said just didn't register with him.

Then there was a case at another company about five years ago in which I took a strong stand regarding a guy who ran a major division. He was the architect of some terrible deals for the company. On top of that he never seemed to have a handle on what was going on. All of his projections for his division were wrong. He underestimated what capital expenditures needed to be. He was way off on growth.

So the comp committee has a meeting to talk about bonuses—and if there was ever a person who didn't deserve one, it was this fellow I'm talking about. Nevertheless, the CEO came into the meeting and recommended that this guy get a pretty good-sized bonus. And I said, "How can you do this? This guy's poor decisions have cost the company billions of dollars. If you're going to pay for performance, you have to have both a carrot and a stick. Basically, this guy should be kicked out of the company. But if he's going to be around, you've got to send a message not only to him but even more

importantly to the organization that if someone screws up, they don't get a bonus."

Well, I think the committee sort of agreed with me. But ultimately the others said, "We've got to let the CEO have the authority to run his organization," which I actually think is a bunch of crap. So what happened—and I think this was mainly because of my bitching and complaining—is that the CEO cut this fellow's bonus by half. That meant he ended up getting a reasonable amount for costing the shareholders billions.

I then said to the chairman of the committee, "This stuff is wrong." And he said, "I agree, but we've got to do it." Basically, what people understand they have to do is go along with management, because if they don't they won't be part of the club. You sort of get rolled over by the system even if you try to do well. What it comes down to is that directors aren't really independent. CEOs don't want independent directors.

I think of another comp committee I was on, at a company run by a friend of mine, a good guy. When he asked me to move from the audit committee to become chairman of the comp committee, I said, "We're friends, but you should know that I'll do what's right." And he said, "That's why I want you to have the job." Well, for the two years I was chairman of the comp committee, the company didn't make any money. So I zeroed the CEO out both years—yes, didn't give him a bonus. The first year we gave some bonuses to other people in senior management, but the second year we zeroed everybody out. Our friendship was greatly tested. We're still friends, but we're not close.

The speaker is the CEO of a very successful FORTUNE 500 company.

I've been on nearly 20 boards. But people know I believe strongly that exceptional compensation should be paid only when there's truly exceptional performance, and I've therefore been asked only once to be on a compensation committee. That was not one of the great periods of my life. Management came up with a compensation plan that was terrible for the shareholders. I told the other two members of the comp committee that I would vote against it. The funny thing is that they agreed with me about the awfulness of the plan. But they said that it would undermine the CEO if we voted against the plan, and besides, no matter what we voted, the full board would see that the plan was passed. So they voted to approve this thing and naturally it went through.

I've been on other boards where the CEO earned unholy amounts of money. I don't have any objection to that—in fact, I applaud it—if it's truly earned. There's one case I'm thinking of where if I'd been in charge of the compensation arrangements, which I certainly wasn't, the CEO might have earned even more money than he did—and that was already huge. But what he earned would have been strictly tied to the company's performance, and that wasn't the case with the plan he had.

The scandal of what goes on in compensation is how much is paid in the many, many instances when it isn't at all deserved. But a sub-scandal is the lack of a charge against earnings when stock options are issued. Companies go along as if these things are free, when actually they cost the shareholder enormous amounts. If you think how much more money CEOs have gotten because there isn't an earnings charge for options, it blows your mind.


BONUS

"A good name for every compensation consulting firm would be Ratchet Ratchet & Ratchet. The goal is to justify whatever the CEO wants to make."

CEOs will claim it's all deserved, saying, "Look at the way I made my stock go up." That's bunk in a lot of cases, egregiously so at companies that don't pay dividends. Let me refer you to a Treasury zero bond: If you buy one today and hold on for ten years, it will rise by 74%. And you won't even have had to give President Bush an option on the bond.

The test of how much you pay someone is "Do we lose him if we don't pay him this?" In Economics 101, they call this a market system. So why did Ted Turner get options at AOL Time Warner? Is he going someplace else? Or did Oracle think they'd lose Larry Ellison if they didn't give him all those options? Or was Michael Dell going to leave Dell?

A good name for every compensation consulting firm would be Ratchet Ratchet & Ratchet. Any other kind of consultant you can think of is brought in to try to cut costs. The basic goal of compensation consultants is to justify whatever it is the CEO wants to make. After all, who's going to recommend these consultants to other CEOs? Not the little old lady in Dubuque, with her 100 shares, that's for sure.

It's basically what's called a "corrupt system." A corrupt system is where non-evil people do evil things. That's the real problem. If there are corrupt people, you can do something about it. If it's a corrupt system, it's very difficult to do something about it.

I think the best chance for bringing compensation under control would be, say, a dozen really powerful institutions—organizations like Fidelity and Vanguard—stating that they're going to vote against any management that oversteps on compensation. But we haven't seen that happen, and I don't think we will.

The way I see it, the stockholders are going to continue to get screwed. Baseball

players will get paid according to their batting average, entertainers will get paid according to the size of their audience, and CEOs will get paid according to a system that scorns objectivity and market forces.

And that will basically be because most directors see what they're handing out as play money. What it amounts to is that there's no one representing shareholders. It's like having labor negotiations where one side doesn't care. That would be a travesty, and this is too.

The speaker is a wealthy financier who has served on many compensation committees.

I have never asked to serve on a corporate board, never even hinted at wanting to be on one. And I have never asked to be on a compensation committee.

I suspect that the reason I've been put on so many is that word gets around that I believe in paying people very, very well. I believe in capitalism in every sense of the word. Every comp committee I'm on, we're saying, "Goddamn it, let's make it worthwhile for people to want to work here." On the other hand, I'm the first guy to get really tough—it's in my DNA—when somebody is doing a bad job. The comp committee is where it all coalesces and you say, "Job well done," or "You did a crummy job, and you're not getting paid."

The reason I believe in paying good people very, very well is that talent is scarce. I'll never understand a guy running a $50 billion business, and doing it well, and the comp committee arguing over whether they should give him an extra $200,000 a year. That's stupid. I recognize that there's got to be some balance and some order to the process. Look at a place like GE, for example. You can't have Jack Welch, even though this guy's done his job unbelievably well, making $100 million and the next guy making $86,000.

You're asking me what the limits are. If it's okay for Welch to get salary and bonus of more than $15 million, is it okay for him to get $50 million? I cannot sit and say to you what the right compensation number is. That's the judgment call, the business judgment call. That's what a board of directors does. Look, if we had a manual that told us what directors should do, we could go to Actors' Equity and hire six or eight very attractive people, take them to Brooks Brothers, buy them suits, and put them on the board.

I won't go on any board of any company unless I'm prepared to invest at least $5 million in it. I suspect that because of my net worth, the compensation numbers that I think of are different from a director who, say, has worked for a bank for 30 years and he's now retired and is making no more than $400,000 or $500,000 a year in pension. And we all walk into a comp committee meeting and I say, "Let's give that guy $10 million. He did a great job." And the other director says, "Ten million dollars? That's all the money in the world!" And I say, "No, it's not."

What are the directors at the other end of the spectrum from me arguing? They're saying, "We have to think about the public image of this thing. We have to worry about what impact this has on people down the line. And about what our customers think."

> "Today there's a sense of entitlement. CEOs say, 'We're worth it, goddamn it.' So if options don't do the job, some other mechanism will be used."

Horsefeathers! You know what our customers think? Are we selling them a great product at a competitive price, and are we willing to stand behind it? And the lowest guy in the organization? What he's thinking is, "I want that guy's job. If I do as well as that guy did, I'm going to be filthy rich."

What I know most of all is that when I see extraordinary effort and results out of a CEO, *you can't pay him enough.*

The speaker is a corporate executive with strong opinions about shareholder rights.

Most of the people I talk to think that CEO compensation is kind of out of control. There's the constant ratcheting that goes on. How in the world do you stop that when every self-respecting compensation committee—I just read this once again today in a proxy—says, "We want our CEO's compensation to be between the 50th and 75th percentile in our peer group." If everybody does that, it's Lake Wobegon, where every kid is above average.

Until very recently I was on the board of a company that's vaguely tech in nature, enough so that for a while the dotcoms were coming after our people. In the past we'd been relatively stingy with options. But early last year management said to the board that we should be giving away about three times as many options as we were. And I was a voice in the wilderness on this. The proposal said we'd issue options for stock that had a current market value of $750 million. And I said, "If you do the arithmetic and just say as a rule of thumb that each option has a value of one-third of the market price—I think that's a good benchmark to use—then we're jumping our compensation expense by $250 million!" And I said that wasn't fair to the stockholders.

I suggested we think about giving some amount of restricted stock instead. And two executives immediately said, "We can't do restricted stock. We'd have to run that through the income statement."

So we did the options. But then the company's stock went down and down. And everybody was unhappy because their options were underwater. So later in the year management came back with a proposal that we do another big grant of options. And this time they had a study of their peer companies, showing that the company was just about in the middle on stock performance and earnings performance. And I looked at the numbers and said, "This is baloney. When you've figured earnings here, you've left out that huge charge the company took for our problems this year." Well, they issued the options anyway. It's all pretty depressing.

What's going to happen this year about compensation, generally? I think bonuses will go down—sharply. Companies may award more options to make up the downdraft. They'll say, "I gave good ol' George $2 million in options last year. This year the stock is down 75%, so I'll give him four times as many options." That'll fit what most people want. They say, "You can fiddle with my bonus, but don't cut out my options"—because they know there's the big casino waiting out there.

The speaker is the head of a privately held company.

My views about compensation go back to a brief period in my early life when I worked at a consulting firm and had to do comp work—it's not anything that people

volunteer for, or at least I didn't. The joke at this firm was about one company that we got a lot of business from and that, coincidentally or not, had the highest-paid CEO in its industry. And the challenge for our guys every year was, "How do we justify a higher salary for this CEO?"

And then fast-forward to maybe ten years ago, when as a director of a major FORTUNE 500 company I'm named to the comp committee. This company had several different CEOs during the time I was a director. In my experience, there are few things that CEOs are interested in more than their own compensation. And also it seems that everybody's got his own ideas about comp, or at least that was true in this company, which was not highly institutionalized in terms of structure. So every time a new CEO came on board, there'd be a whole new compensation idea. You jog left, you jog right.

Our view at this company, given that we weren't a spectacular performer in our industry or in terms of management, was to try to keep our people somewhere in the upper half of the compensation spectrum. Since we didn't have world-beating people, the rationale for going higher than that just wasn't present.

Both my consulting days as a kid and my time on this company's comp committee taught me a lot about "in-cen-tive com-pen-sa-tion." What I've come to believe in my dotage is that incentive compensation works fine as long as the people who are incenting have the guts to follow what they say they're going to do—but usually they don't.

An example: We got a new CEO, and he wanted a more modern, competitive comp system. In addition to regular compensation, there was to be a performance-share plan that granted executives stock based on the growth of the company. That was to be midterm compensation. And then there were to be options on top of that.

And I remember saying to the CEO at the time, "Fine, we'll do this. But what you're telling us is that the rules are changed and that you're really going to enforce this." And he said, "Of course, of course. This is a new deal. We're serious. We're going to incent these guys to do a job for the shareholders."

Well, you can imagine what happened. The first year of this CEO we had write-offs. And what he does then is come to the comp committee and talk about all the wonderful things they'd accomplished. And why this guy on his team—why it really wasn't his fault—da-da-da-da-da-da.

So we listened, and we kind of gave him half of what he wanted for his people. We were thinking that the rules had changed and the guys in the organization didn't really understand it—"But you'd better tell them," we said to the CEO. And because he was the one who had proposed this plan, we hit him damn hard in pay right off.

Then the next year, same thing. He had a lot of write-offs and the same line of horse manure. And that year, we hit everybody pretty hard.

So my view of incentive comp of any kind is that it's fine if it isn't just a giveaway program. The pendulum has to swing both ways—and usually it doesn't. A comp committee also hears a lot about external factors, things that couldn't have been anticipated when the budget was being made. People say, "We worked our butts off"—da-da-da-da. And you have to answer, "Look, that was the deal. You agreed to work here for a year under that deal, and if the shareholders get dung, then you get dung."

My view is that the guys at this company were swept along by the general out-of-control executive comp mentality. For the level of sophistication that this company represents, its people were extraordinarily well compensated. A rising tide lifts all boats, and today some very mediocre people are making very nonmediocre income. Or maybe I'm just out of date.

Highly regarded as a CEO, the speaker has served on many boards.

I've had a lot of experience on comp committees. I've seen them run beautifully, when you've had responsible people on the committee and when management, in my opinion, was never aggressively promoting things for themselves.

Once in a good situation like that I voted for something that some people wouldn't think was in the interests of shareholders: At the end of a guy's career, we decided that he'd done such a great job that we gave him a generous option grant. Now most people feel you should only give options as an incentive. But an interesting thing is that good management has a carryover for the future, and of course bad management does too.

The other kind of case you run into on compensation committees is when you have management that is very aggressive financially for itself. I was chairman of a comp committee, and the company's earnings were down dramatically, and there was a relatively new CEO who wanted to get a substantial amount of new options. I wouldn't give him what he wanted, and there were other people on the committee who agreed with me. And very shortly after that, all the people on the board were rotated to new committees. Nobody was told why. *I* knew why.

> "I wouldn't give the CEO what he wanted. Later all the people on the board were rotated to new committees. Nobody was told why. *I* knew why."

I've seen another case where a new CEO got a lot of options when he came. But within months one of his people came to me and said that it would be good to give him more. We said the timing wasn't right. We said the business ought to show some improvement before he got more. A little later, I got the request a second time. I then went to the CEO and said I couldn't do what he wanted, but that if things turned for the better in the business, I'd see that he got the options he was after and even more. And pretty soon the company's performance did improve, and we kept that promise. By the way, he did a superb job. He deserved every dollar.

I don't see the escalation of income and options ending. I guess it's possible the government could take some kind of action. You're not apt to get that with this Administration, but maybe you could with a Democratic Administration. You remember, though, that in the past the government put in limits as to how much money you could pay a chief executive, unless it had some relationship to performance. We've gotten around that beautifully. ■

FEEDBACK: *cloomis@fortunemail.com*



FOOL ON THE HILL

The Danger of Stock Option Grants

Stock options are a great idea run amok, as evidenced by the massive option packages awarded to some high-profile CEOs. Options are given tax treatment so companies have an incentive to depend on them for more of their employee compensation. But options are not free to current investors, as they dilute present and current earnings per share. Bill Mann offers a shorthand he learned from Warren Buffett as a rough instrument to calculate their true cost.

By Bill Mann (TMF Otter)
June 20, 2001

While there have been rumblings about companies' abuses of issuing stock options to employees, there has unfortunately been little popular response from stockholders. This is in part due to lack of a widely accepted means of valuing stock options when considering companies for investment.

Without this common language, agreeing on what constitutes a generous program and what constitutes an abusive one becomes problematic. But because employee stock options are not expensed, casual shareholders may remain blissfully ignorant of the cost to their long-term returns.

Related Links
The Amazing Stock Option Sleight of Hand (Fortune)
Tech Profits Overstated (National Post)
Berkshire Hathaway Chairman's Letter, 1998

Discussion Boards
Fool on the Hill

Corporate America's attraction to employee stock options came on the heels of the 1973 Employee Retirement Income Security Act, which created tax incentives for companies to set up employee stock option plans. The real kicker, however, came with the special tax treatment of stock options, which allows companies to defer taxation on compensation based upon options. While compensation comprised of cash or stock is taxed at market value, stock options are assumed to have zero value at issuance -- so the employee pays no tax and the company records no expense until the options are exercised.

But are stock options really worth nothing when they are issued? If so, then why are they such a significant component of compensation? Or, as Warren Buffett said in 1998: "If options aren't

a form of compensation, what are they? If compensation isn't an expense, what is it? And if expenses shouldn't go into the calculation of earnings, where in the world should they go?"

Indeed. This is an interesting dichotomy of logic: Companies can calculate depreciation schedules for the value of assets based on their expected useful life, but they are incapable of putting together an appreciation schedule for stock options. I find this argument difficult to accept. And as companies have depended more and more on options for executive compensation, it is a ticking time bomb. Buffett's company, **Berkshire Hathaway** (NYSE: BRK.A), has solved its own stock option dilemma by not offering any. The company awards bonuses to its 112,000 employees in cash, which shows up directly on the balance sheet.

When **Apple Computer** (Nasdaq: AAPL) CEO Steve Jobs can be awarded a single-year options package worth $872 million, it is time investors become more aware of the risk overly generous options programs can present to their portfolios. Far from me to say the CEOs of public companies should *not* be highly compensated, but there is a test of reasonableness Jobs' award fails miserably.

I'm also not opposed to options programs *per se*, but the combination of ignoring the cost of such programs and the potential detriment to outside shareholders demands that we, as minority investors, watch closely. As Sequoia Fund's Jon Brandt pointed out at its most recent shareholder meeting: "If [companies] issue 5% or 6% of their shares annually to employees as options, what they report to shareholders bears no resemblance whatsoever to the outside shareholders' actual share of the earnings."

Back to Warren Buffett, who, for someone who does not use options, has a great deal to say on the subject. When asked by a shareholder how he values stock options when analyzing the fair value for a company, Buffett replied that as a shorthand he uses the following formula to calculate the present value (PV) of its option grants:

```
PV = (number of options X exercise price)/3
```

By dividing by three, he is taking into account the present value of options that are granted for shares 10 years down the road, a rough average of forfeited options (by those who leave the employ of the company), and other factors. He then takes this number and subtracts it from the company's net income.

I have criticized **Brocade's** (Nasdaq: BRCD) options program in the past, so let's use them as an example. In fiscal year 2000, Brocade issued 30,775,00 employee options at an average strike price of $47.78. For those of you playing the home game, this means that with Brocade's basic share count at 207 million, the company gave its employees more than 14.8% of the company in a single year. This goes on top of the 14 million that carried over from earlier years. Nearly 45 million shares, 21% of the company, has been awarded to employees.

Let's look at the effect of these options on this year's net earnings. Brocade had net earnings in 2000 of $67 million. But if a rough value of these options were subtracted, we'd find a much rougher situation. If we use Buffett's formula, we find that the cost of the options awarded in 2000 is $490 million, meaning Brocade's options adjusted performance would have been -$423 million dollars.

That's a damn sight worse. Even though Brocade is a strong player a growing market, I would never, EVER invest money into a that treats its outside shareholders in such a cavalier fashion. The fact that options are not expensed is, frankly, ludicrous -- and it is enabled by all of us. *Fortune's* Justin Fox wrote a wonderful description of this in the magazine's current issue, where he used substance abuser's mantra: "Step one to recovery: Admit that options aren't free." Bingo.

Fool community member RoughlyRight recently made the best post I've seen on this subject, including the rough cost of options programs to shareholders of some of the most well-known companies. His post was the catalyst that set me down this line of

Towers Perrin Study Shows Global Increase in Use of Stock Options in Company Pay Programs

06/20/2001
Business Wire

NEW YORK--(BUSINESS WIRE)--June 20, 2001--A new study by management consultant Towers Perrin shows that **stock options** are becoming an increasingly prevalent feature of long-term incentive (LTI) programs in company pay plans worldwide.

"While LTI plans have been almost universal among U.S., U.K. and Canadian companies since 1997, companies elsewhere are now moving swiftly to make **stock options** a key component of total pay," said Fabrizio Alcobe-Fierro, an executive compensation consultant in Towers Perrin's Global Resources Group.

"Our research indicates that between now and 2003, under conditions that will vary according to local market practice, Argentina, Germany, Italy and Spain are expected to show a 50% increase in LTI programs," noted Alcobe-Fierro. "Additionally, the number of programs in place is expected to double in South Korea and more than triple in Mexico and Japan." The Towers Perrin study, **Stock Options** Around the World, documents the rapid worldwide growth of stock option plans by examining the practices of large, local companies headquartered in 22 different countries. Findings show that in most countries, regardless of the type of company, **stock options** are more widely used than performance plans, restricted stock plans and other LTI programs.

"By 2003, most large, local companies around the world will have some type of long-term incentive program primarily driven by **stock options**," said Alcobe-Fierro. "The trend is notable for companies doing business in international markets, since they will have to restructure employee compensation strategies and place emphasis on LTIs to remain competitive. As a result, more employees will become eligible for **stock options** as companies see the value of these plans and lower the thresholds for participation."

In countries with a history of **stock options** and share ownership, such as the U.S., U.K. and Canada, **stock options** have lost much of their perceived value during the recent bear market, diluting the effectiveness of these plans as a way to drive employee behavior to support business strategy. In other countries with no tradition of share ownership, cultural norms that influence attitudes toward risk and the way unfamiliar forms of remuneration are perceived can make the implementation of global **stock options** particularly challenging.

"Different messages are required for different countries if employees are expected to understand the rationale behind **stock options** and act accordingly," said Mark Schumann, a Towers Perrin principal and leader of the firm's Global Communication Practice. "**Stock options** fail to serve as an incentive to perform if employees in some cultures view them as a special gift of recognition."

Award Practices Vary

While **stock options** are granted to employees typically once a year, vesting schedules and the term, or duration, of a grant are often driven by legal and tax rules that vary from one country to another. The typical term for option grants in the U.S. and U.K. is 10 years, while grants in other countries such as Australia, Belgium, Brazil, Germany and Spain often have terms varying from five to 10 years. Although most executives don't hold their options for the entire term, options give companies a powerful retention tool that they can design to suit their needs by mixing the vesting, term and frequency of the grants.

In most countries, the usual practice is to award **stock options** at the market price. In Sweden, however, premium options are typically awarded with an exercise price above the company's common stock price on the day of the grant. In Taiwan, on the other hand, discount options below the market price are just as likely to be offered as options at market. In the Netherlands, the likelihood is about the same that options will be offered at either market or at a premium.

Eligibility Patterns Are Mixed

Patterns determining eligibility criteria for **stock options** vary widely among countries, but there appears to be a roughly even distribution between awards by position and by reporting level. Grants awarded at the discretion of

senior management appear less prevalent than a few years ago, with most companies applying several guidelines to make grants rather than using reporting level or position as the sole criterion. Eligible employees are typically at or above reporting levels equivalent to vice president and director. In some countries, such as the U.S. and the U.K., where options have been widely used for many years, plans including employees below middle management levels have become fairly common.

"More companies in other countries are beginning to sponsor plans for broader employee groups," said Alcobe-Fierro. "Eligibility levels around the world will continue to encompass more employees within organizations, especially with the trend toward broad-based equity plans."

Global LTI Plans Should Take Local Conditions Into Account

Employers will have to monitor the constantly changing local regulations and market practices in countries where they have operations in order to retain consistency with global plan designs and objectives, according to the report.

Among the critical local issues that must be considered and readdressed in light of local law changes and public issues is share utilization, which indicates how much of a company's total outstanding shares can be set aside for **stock options**.

Another important issue is taxation, a critical element of plan design. Most **stock options** are taxed at ordinary tax rates, ranging from 15% in Hong Kong to 60% in Belgium, with the actual rate for individuals depending on a number of factors. While the possibility of a favored tax treatment exists in most countries, plan design needs to have a global philosophy that recognizes local conditions and cost-saving opportunities.

Acquired rights typically become an issue when the usual practice limits the flexibility of an employer to reduce a recurring award, often in severance situations. This is especially important in countries with labor protection laws highly favorable to unions.

"Global employers who sponsor employee stock option programs and who extend them outside their home country can anticipate plenty of challenges in designing and implementing their plans over the next few years," said Alcobe-Fierro. "Many companies anticipate expanding eligibility levels to lower levels within their organizations. Grant practices and amounts are driven by changing local market conditions, which are highly competitive."

Copies of the **Stock Options** Around the World study are available from Towers Perrin by calling 1-800-525-6741 or by sending an e-mail to webmaster@towers.com. Outside the U.S., contact the nearest Towers Perrin office. Local contact information can be found at www.towersperrin.com.

Towers Perrin is one of the world's largest management and human resource consulting firms. It helps organizations improve performance and manage their investment in people, advising them on human resource strategy and management, organizational effectiveness, compensation, benefits and communication. The firm has nearly 9,000 employees and 78 offices in 74 cities worldwide.

CONTACT: Towers Perrin Robert M. McGee, 914/745-4179 mcgeerm@towers.com

07:02 EDT JUNE 20, 2001

Market Place 6/20/01

Future May Be More Uncertain For Technology

By GRETCHEN MORGENSON

With the Nasdaq composite index up 23 percent from its April lows, investors are clearly betting that the worst is over for technology stocks. But according to an extensive new report from Merrill Lynch that examines the financial results of 37 technology favorites, those bets may be premature.

The study shows that even at their current depressed levels, technology shares remain expensive. That is because long before the economy turned south and even as their reported earnings soared, technology stocks' true earnings had begun deteriorating.

"On average, real tech earnings are less than they appear," said Steve Milunovich, technology strategist at Merrill Lynch. "As a result, valuations are higher than investors think."

The earnings slide among technology companies started three years ago, but the deterioration was hidden from many investors' views by accounting gimmickry and a roaring stock market.

Everybody knows that a rising stock market lifts all boats. But as Mr. Milunovich's study shows, the market's big surge that began three years ago lifted the largest technology stocks far higher than it did other sectors. Now, with the overall market in the doldrums, technology companies' earnings in future quarters will lack a lot of the juice that made them seem so superpowered in the recent past.

Perhaps the single biggest contributor to technology stock earnings during the mania was the use of stock options, which these companies bestowed on employees in

Continued on Page 8

Market Place

Technology Issues Still Facing Uncertainty

Continued From First Business Page

lieu of higher salaries. Technology companies benefited two ways from options. First, because the cost of stock option grants are not considered a wage expense, the earnings at companies giving out large option grants looked better than the results at companies that paid cash to workers.

In addition, companies receive sizable tax deductions from stock options when they are exercised. That is because employees who exercise their options must pay income tax on the difference between the option's strike price and the current market price, and companies receive a tax deduction in that amount. These tax benefits show up in a company's operating cash flow.

Mr. Milunovich and Gary Schieneman, an accounting analyst at Merrill Lynch, computed what these two benefits contributed to earnings at the technology companies they studied, including America Online, now **AOL Time Warner**; **Applied Materials**; **Microsoft**; **Sun Microsystems**; **Juniper Networks**; and **Qualcomm**.

Had the companies considered their options a wage cost, their 2000 earnings would have been reduced an average of 60 percent. More specifically, earnings would have been 49 percent lower at America Online, 40 percent lower at **Nortel Networks** and 63 percent less at **Lucent Technologies** if options had been accounted for as an expense.

The tax deductions associated with employee option grants also gave these companies a big boost, on average accounting for 48 percent of their operating cash flows. That is double the contribution made by option grants in 1999.

For instance, stock option tax benefits made up 67 percent of operating cash flow at Sun Microsystems, 41 percent at **Cisco Systems**, 34 percent at **Yahoo** and 30 percent at Juniper Networks.

Mr. Milunovich said that these tax benefits helped mask a severe deterioration in technology companies' cash flows that began three years ago. When he compared cash flows to earnings, he found the ratio fell from 2.2 to 1 in 1998 to 1.2 to 1 last year. But when he excluded the tax benefits owing to option exercise, cash flows declined to roughly equal the level of earnings. When a company's cash flow falls below its earnings, it indicates the inclusion of significant noncash items in a company's income.

Thanks to the desultory stock market, both stock option benefits are now becoming banes. Falling share prices have made many employees' options worthless; as of late March, Mr. Milunovich estimated that 41 percent of the options handed out by the companies he studied were underwater.

Mr. Milunovich suspects that the companies with large numbers of underwater options will reprice them in coming months to reflect depressed stock levels. As a result, he says he thinks some managements may have an incentive to keep their stocks' prices depressed until the period — six months and one day — passes that repricings can occur without a company taking a hit to its earnings under accounting rules.

According to Mr. Milunovich, it is more important than ever for investors in technology stocks to look closely at these companies to assess their earnings. "Cash is king," he said. "Tech investors who haven't focused on cash flow have to start looking at it." And for now, anyway, they may not like what they see.

13TH STORY of Level 1 printed in FULL format.

The Miami Herald

June 11, 2001 Monday FINAL EDITION
Correction Appended

SECTION: BUSINESS MONDAY; Pg. 6G

LENGTH: 1878 words

HEADLINE: POWERFUL PAYCHECKS

BYLINE: PATRICK DANNER, pdanner£herald.com

BODY:

Last year will be remembered in the financial world as the end of the bull market's 12-year run. But one characteristic of that historic period didn't end in 2000: the run-up in executive pay.

The 25 highest paid executives in Florida pulled down a collective $237 million in compensation last year, more than double the nearly $111 million the top 25 were compensated in 1999, a Herald survey found.

The top five earners alone last year had a combined income of $107 million, just short of what theprevious year's top 25 together made.

James Broadhead, the chairman and chief executive of FPL Group, was the highest compensated executive of a Florida public company last year, thanks in large part to a controversial long-term incentive plan.

When FPL's shareholders approved a $9 billion merger with Entergy Corp. in December, it triggered a "change of control" event that produced a $60 million payout to FPL's top seven executives. Even though the deal eventually collapsed, the company officers got to keep the money.

Broadhead's take amounted to $22.7 million, or more than half of his 2000 compensation of $39.6 million. The incentive plan thrust two other FPL executives into the top 15 of last year's most highly compensated executives and swelled the list's total dollar amount.

For the most part, though, executives appearing on the upper rungs of the compensation scale were there because they exercised lucrative stock options, which allow executives to buy shares at a fixed price. If they choose to sell those shares, they pocket the difference between the fixed price and the market price.

In fact, the number of executives in The Herald's study who exercised shares in 2000 increased by more than half from 1999.

"What's interesting is in 2000 stock prices went down compared to 1999, yet the gains [on options exercised] were higher in 2000," said Russell Miller, a

partner with SCA Consulting, a New York management consulting firm that examined executive compensation of nearly 200 chief executives of mostly Fortune 500 companies.

"What's driving that?" Miller asked. "I don't have an answer. But my hypothesis is the CEOs holding options may have seen the long run on the bull market slowing down in 2000 and decided to cash in on some of their options in anticipation of a market downturn."

But Judith Fischer, managing director of Executive Compensation Advisory Services in Alexandria, Va., speculated more options were exercised last year because the options were close to expiring. If the options aren't exercised, they become worthless.

Most options have a 10-year lifespan. In coming years, Fischer expects options exercised will increase in frequency and numbers because they've become such a significant component of executive compensation.

"I dare say . . . you haven't seen anything yet," Fischer said. "It's going to be very, very significant. We're not even talking about millions anymore. . . . We're talking about billions."

Boca Raton-based SBA Communications President Jeffrey A. Stoops, who was just tapped as the company's chief executive, earned a salary of $331,553 last year. He exercised options to buy 1.5 million shares, with a net value realized of $11.2 million. So, Stoops' total compensation for the year was $11.5 million, placing him fifth on The Herald's highest-paid list.

Stoops objected to the calculation, however.

"If people think that's what a person puts in their pocket, that's totally wrong," Stoops said. "Don't confuse value realized with cash in pocket because it doesn't mean the shares were ever sold." Tax considerations motivated him to exercise his options, he said.

Stoops waited until March of this year before selling any of those shares. He said he sold 400,000 shares, generating proceeds of about $13 million, to cover the taxes associated with exercising the options.

Steven Nielsen, chief executive of Dycom Industries of Palm Beach Gardens, agreed that the proxy numbers don't necessarily paint a true picture of his compensation.

For example, Nielsen exercised options on 144,558 shares, realizing net value of about $4 million. That pushed his compensation to $4.9 million last year.

Nielsen said he then sold just fewer than 100,000 shares, using the proceeds to pay taxes and purchase incentive stock options on 48,565 shares. He paid from $45 to $50 each.

When Dycom's stock plummeted to $10.50 in April, though, Nielsen saw about $2 million in those incentive stock options wiped out. Dycom's stock has rebounded since, closing Friday at $22.15.

"A lot of my paper wealth in the proxy went away," Nielsen said. "So my interests and the shareholders' were certainly aligned."

A study of 200 Fortune 500 CEOs by the Executive Compensation Advisory Services showed they were awarded on average options to buy 362,915 shares in 1998. That number rose to 480,800 in 1999 and soared to 804,070 last year.

"I think it's a sign of our times and a sign of putting too much value in one form of executive compensation," Fischer said.

Market practices continue to increase the size of the option grants to CEOs, said SCA Consulting's Miller. Part of that has to do with the competitive pressure to be in line with what other companies are doing. But another reason is the stock market swoon.

"An option-granting methodology used by some companies . . . says the higher the option price, the fewer options we grant," Miller said. "And the lower the option price, the greater options we grant."

The reason for that is if you have one option on a share that is worth $10 and an option on another share worth $100, and each stock goes up 10 percent, the gain is only $1 for the option on the $10 share compared with a $10 gain on the option of the $100 share .

For instance, James L. Kirk, chairman and chief executive of NationsRent, the struggling Fort Lauderdale equipment-rental company, received options on 300,000 shares with an exercise price of $5.56 in 1999. Last year, he was awarded options on 350,000 shares with an exercise price of $4.69. But when the company's stock continued to decline, he received options on 350,000 more shares with an exercise price of $1.69.

At NationsRent's annual meeting last month, one shareholder wondered how Kirk could justify the stock option awards, given NationsRent's dwindling stock price and financial performance. NationsRent lost $100 million last year and the first quarter of this year, and its stock closed Friday at 57 cents.

"The stock price has not performed very well. We're all very much aware of that," Kirk responded. "We're all very big investors. . . . But we still need to motivate our senior management." One way to do that is by offering more options.

A consensus is emerging that corporate boards need to do a better job of negotiating with executives on pay issues, said Ken Bertsch, director of corporate governance for TIAA-CREF, the giant pension fund with $275 billion in assets under management.

"One issue we think is important is shareholder approval of **stock-option plans,**" Bertsch said. "There are a fair number of option plans not being submitted to shareholders for approval. There are broad loopholes that need to be tightened up."

TIAA-CREF this year urged Nasdaq and the New York Stock Exchange to require shareholder approval of **stock option plans.**

Fort Lauderdale software maker Citrix Systems last year wanted to increase

the number of shares in its **stock option plans** for officers and employees. The plans would permit the repricing of options that were underwater, without first securing **shareholder** approval. Options are underwater, or essentially worthless, when a stock's trading price is below the exercise price on the options.

But **shareholders** objected to the plans, arguing they were too **dilutive** and that repricing is the antithesis of holding the carrot out for doing well, said Stuart M. Grant, a Delaware lawyer representing the Louisiana State Employees' Retirement System, a Citrix **shareholder.**

In July, Citrix's board amended the plan to prohibit the repricing of options.

"We amended the 1995 plan to enhance long-term **shareholder** value and align **shareholders'** and employees' interest," said Citrix spokesman Eric Armstrong.

But Grant believes Citrix's board caved to **shareholder** pressure.

"When you have an option plan that allows for repricing and is highly **dilutive, shareholders** are going to stand up and take notice," Grant said.

The rise in executive compensation has occurred even while companies were reacting to the slowdown in the economy by instituting pay freezes for the rank and file, or cutting back the workforce.

For that reason, pay for performance has less merit, said William Patterson, director of the AFL-CIO's office of investment.

"What we've seen is a severing of the link between pay and performance," Patterson said. "Our contention is it's been rigged. The system is set up to overpay executives, based on the informal stacking of the compensation committee of the board."

Not everyone agrees.

"Some people are jumping to the conclusion that even in a terrible market, pay is going up even though performance is going down," Bertsch said. "But it's premature" to make that conclusion.

That's because the downturn didn't occur until the latter part of last year. This may be the first full year where corporations are reporting results that fall below last year's, so a decline in executive compensation may not appear until next year's proxy statements are released.

Perhaps measures recently taken at Miramar's Aviation Sales may be a sign of things to come. With losses of more than $200 million and its stock trading at about $1, down from $47 nearly 21/2 years ago, the repair and overhaul company announced its senior managers in April took voluntary pay cuts amounting to 15 percent to 20 percent of their base salaries.

TOP 25

James Broadhead, FPL Group, $39,595,593

Satish K. Sanan, IMRglobal, $31,764,588

John P. Byrnes, Lincare Holdings, $12,595,855

Paul J. Evanson, FPL Group, $11,736,003

Jeffrey A. Stoops, SBA Communications, $11,540,707

William Schoen, Health Management Associates, $11,258,298

Robert L. Myers, Priority Healthcare, $11,189,360

Peter S. Rummell, St. Joe, $9,669,397

Robert Kennedy, Netspeak, $8,402,324

Lewis Hay III, FPL Group, $7,598,380

Mark Templeton, Citrix Systems, $7,441,478

Dennis P. Coyle, FPL Group, $7,143,845

Paul G. Gabos, Lincare Holdings, $7,027,187

Mark T. Mondello, Jabil Circuit, $6,797,410

Thomas F. Plunkett, FPL Group, $6,540,449

Ralph R. Weiser, World Fuel Services, $5,629,001

George W. Off, Catalina Marketing, $5,249,331

Bennett S. LeBow, Vector Group, $5,047,296

Steven E. Nielsen, Dycom Industries, $4,897,426

Stephen R. Cohen, Netspeak, $4,792,523

Wesley B. Edwards, Jabil Circuit, $4,695,831

Ronald S. Bernstein, Vector Group, $4,677,714

Jane Hsiao, Ivax, $4,417,223

Michael N. Simkin, SBA Communications, $3,860,127

Kirk Lanterman, Carnival, $3,828,600

NOTES: COVER STORY; See TOP 25 at end of text; Correction ran on June 18, 2001; see end of text

CORRECTION-DATE: June 18, 2001 Monday

CORRECTION:

Executive pay reports for three companies were omitted from last week's special section. The charts are on page 29.

GRAPHIC: photo: Paul J. Evanson (a), James Broadhead, Satish K. Sanan, William Schoen, Peter S. Rummell, Mark Templeton, Thomas F. Plunkett, Bennett S. LeBow, Jane Hsiao, Michael N. Simkin (9-n)

LOAD-DATE: November 5, 2001

Article 1

Return to Headlines

THE ASIAN WALL STREET JOURNAL.

Use of Stock Options Spins Out of Control --- Now a Backlash Is Beginning to Brew --- Pendulum Swings Too Far

By Ruth Simon and Ianthe Jeanne Dugan
Staff Reporters

06/05/2001
The Asian Wall Street Journal
M1

Citrix Systems Inc. asked shareholders last year to approve a standard plan to boost the number of stock options that the server-software maker could dole out.

The result was anything but routine.

Many shareholders balked; they complained that the options would dilute their stakes, making their stock worth less. Citrix tried lobbying them. When that didn't work, the Florida company allowed voting on the proposal to continue after its annual meeting was adjourned. The proposal finally squeaked by, but a major shareholder sued -- and Citrix in January scrapped the options plan.

How the investing world has turned upside down.

Not long ago, stock options were widely viewed as a no-lose proposition for everyone. Employees could buy stock in their company at a favorable price, encouraging them to work harder because they had a vested interest in the company doing well. Employers, especially tech companies, didn't have to pay such high salaries, and often got a tax deduction for the additional stock-option pay. Other shareholders gained because, while their holdings were diluted, all those hard-working employees would improve their company's performance -- and with it the stock price.

But in the dot-com-led boom of the late 1990s, employee-stock options began to spin out of control. And now the subsequent bust has exposed the dark side of the options game. Stock options "are proving to have some very significant side effects," says Patrick McGurn, vice president of Institutional Shareholder Services, which advises institutional investors on proxy issues.

This all started innocently enough. In the 1990s, companies increasingly began using options as a cheap form of pay. As many as 10 million employees now hold stock options, up from one million in 1991, the National Center for Employee Ownership says. At the largest dot-com companies, stock options made up 87% of chief-executive pay last year, according to pay consultants Pearl Meyer & Partners.

When the stock rose, employees -- often top executives -- made staggering sums. Cisco Systems Inc. CEO John Chambers, for instance, received $156 million in option-related profits in fiscal 2000, dwarfing his roughly $1.3 million salary and bonus.

But when stocks headed south, many companies handed out more options at a lower price so employees weren't penalized for poor performance. Some companies repriced underwater options to protect employees from losses, defeating the purpose of pegging gains to performance, critics say. More than 70 companies -- including Amazon.com Inc., RealNetworks Inc. and Sprint Corp. -- have repriced options or allowed employees to turn in out-of-the-money options for new options that will be issued later, according to Institutional Shareholder Services. Others let employees cancel already-exercised options when shares fell in value.

That is like moving the goalposts in the middle of a football game, some investors grouse. "If a company does well, those holding options should be able to take part in that performance," says Eric Roiter, general counsel for Fidelity Management & Research Co., the investment arm of giant mutual-fund company FMR Corp. "If the company doesn't fare well, it

completely undermines the purpose of an option plan to simply change the rules."

Even consultants who helped companies develop generous stock-option plans say the pendulum has swung too far. Concedes Pearl Meyer, president of Pearl Meyer & Partners: "We've overdosed."

Now, some employees are stuck. Though many have profited handsomely from options over the years, others face a tangle of tax bills, margin loans and litigation, partly because of their own greed or ignorance and partly because of brokers who encouraged them to embrace high-risk investment strategies. These employees typically didn't sell any of the shares they bought when exercising options, which many people do to cover taxes on the gains; they then were left with no money to pay the taxes when the stock price plummeted.

Few would suggest getting rid of stock options entirely. These "golden handcuffs" remain an effective way to attract and retain top talent. But academic studies are raising questions about how much shareholders really benefit when companies dole out large chunks of options. And some investors suggest that current pay practices be changed.

Meanwhile, some are voting with their wallets. Where most stock plans used to sail through with little dissent, 22% of shareholders who voted registered their opposition to option plans in 2000, says Drew Hambly, a senior research analyst at the Investor Responsibility Research Center in Washington, a corporate-governance research group. Ten option plans were shot down by shareholders last year, up from three in 1997.

In the Citrix matter, shareholders were unhappy with the option plan because it allowed the company to issue so many additional stock options that it could have diluted their interests by 73%, according to an analysis by the Investor Responsibility Center. The plan allowed Citrix -- whose stock price has fallen 55% in the past year, more than the average decline of 31% for software companies -- to reprice stock options that had lost their value without getting shareholder approval.

The proposal managed to win approval by a slim 50.5% to 49.5% majority two weeks after its annual meeting in May 2000. But the Louisiana State Employees' Retirement System, which owns more than 17,000 Citrix shares, sued in Delaware chancery court, alleging that Citrix "improperly manipulated the shareholder voting process."

In January, Citrix withdrew the disputed plan. It put another option proposal, for directors and officers, before shareholders in May, but that plan also was rejected, by a roughly 2-to-1 majority. "We benchmark our plan against other plans," says Scott Davidson, Citrix's director of investor relations.

Throughout corporate America, the payoff from grants could be smaller than expected, research shows. Technology companies with the most generous stock-option plans saw their share prices drop an average of 45% last year, compared with a 4% increase in market value for companies that kept their programs in line with industry averages, according to a study released in April by Watson Wyatt Worldwide, a compensation and benefits consulting firm in Washington.

A Watson Wyatt study, completed in 1997, found that companies with such "high dilution" underperformed in a rising market. "In a bull year and a bear year . . . companies with the highest overhang were being discounted," or marked down by investors, says Ira Kay, director of compensation consulting at Watson Wyatt.

There is a more basic problem for many employees: Their options currently are worthless. At 40% of companies that issued stock options in 1999, those options were underwater in January, according to TIAA-CREF, the huge pension fund. And woe to those employees who borrowed money to exercise their options or didn't set aside enough money to pay their taxes and have seen their riches evaporate.

Kathleen Shannon, a former senior marketing manager for Network Appliance Inc., said her brush with stock options left her with a house she can't afford and more than $400,000 in debt.

Ms. Shannon, 33 years old, saw roughly $2 million in option-related gains evaporate after she followed a financial strategy recommended by an investment professional that soured, according to a suit she filed Thursday in Santa Clara County Superior Court in California.

Ms. Shannon never had owned any stock until she exercised options to buy a split-adjusted 13,332 shares of the data-storage company in February 2000, the suit says. Ms. Shannon

says she paid a split-adjusted $5.11 a share for the stock. At the time of the exercise, the suit says, the market value of the stock was $126 a share, or roughly $1.3 million. (The company had a 2-for-1 stock split after she exercised her options.)

For advice she turned to Rick Voytek of Lincoln Financial Advisors in California, a unit of Lincoln National Corp. The suit alleges that Mr. Voytek advised her to exercise her stock options, hold on to the shares, which were worth more than $1 million at the time, and to borrow against her portfolio to pay the exercise costs, borrowings that Ms. Shannon says totaled $68,000. He told her she would slice her tax bill if she held on to the shares for a year, long enough to qualify for the lower long-term capital gains rate on any increase in the stock above the exercise price, according to the suit, which was filed against Mr. Voytek and Lincoln National.

Ms. Shannon, who was earning about $90,000 a year, said she told Mr. Voytek she would like to own a house one day. On his advice, she said in the interview, she bought a $589,000 townhouse in Redwood Shores, California, using a $125,000 margin loan to cover the down payment and additional borrowing to pay part of her $3,500-a-month mortgage payment. After technology shares soared, the value of Ms. Shannon's portfolio climbed to $2 million by September 2000, according to the suit. When the stock started heading south later in the year, Mr. Voytek told Ms. Shannon not to worry, according to her lawyer, James Rummonds.

But the strategy backfired. Network Appliance shares tumbled more than 60% from their peak, and in February, Ms. Shannon said in the interview, she began receiving margin calls -- demands that she put additional cash or stock to back up her loans -- which totaled as much as $290,000. About the same time, her accountant told her she had a tax liability of roughly $430,000, the suit says. Ms. Shannon said she never realized she would have to pay taxes on profit she hadn't even taken.

In an interview, Ms. Shannon said she had to sell off all her stock to pay off her margin debt, a move that triggered another $100,000 in taxes, on the difference between the exercise price and the stock's value, which was still above her split-adjusted $5.11 a share cost. She said she has been looking for a job for three months, but with the collapse of the tech boom she isn't getting any offers. Her house is on the market because she can't afford the monthly mortgage payment. She added: "It's very devastating."

Darcy Rudnay, a spokeswoman for Lincoln National, declined to comment on the suit, saying the company hadn't seen it yet.

Mr. Voytek's attorney, Paul Rice, said, "We fully expect to win this case when it goes to trial, and it is a trial where we will present our evidence, not in comments to the press."

For years, companies benefited from issuing stock options. For one thing, they didn't have to pay as much in salaries and bonuses. And the cost of stock options was typically relegated to a footnote in companies' earnings statements.

Many companies have reaped hefty tax deductions -- equal to the difference between the exercise price and the stock's current value -- when employees exercised their stock options. According to TIAA-CREF, 162 large companies that reported options-related tax deductions in 1999 (the most recent year for which data are available) had a total of $15.3 billion in options-related tax savings. Cisco reduced its taxes payable by $2.49 billion in fiscal 2000 because of option exercises and will carry forward $590 million more that can be used to offset reported income taxes in the future, according to University of Washington accounting professor Terry Shevlin.

But this tax-related earnings boost could boomerang as fewer employees exercise stock options because of sinking share prices. Yahoo! Inc.'s options-related tax deduction dropped to just $2.1 million in this year's first quarter from $47.6 million in the year-earlier period. The decline "looks like a big part" of why net cash provided by operations dropped to $71.1 million from $129.8 million during this period, Prof. Shevlin says. Yahoo declined to comment.

So, what can be done to clean up the mess caused by excesses?

Some academics suggest replacing upfront megagrants with smaller blocks of stock options that are issued each quarter. Some consultants also are urging companies to sell employees restricted stock -- shares that can't be sold for three or four years -- at a discount. Though often decried as a giveaway, restricted stock provides incentives to work hard even if share prices fall, supporters say.

Others suggest that companies should tie gains from stock options to an index so executives are rewarded for truly performing well, not for a bull market.

At the very least, some big shareholders say they should have a bigger say in how many options are handed out. TIAA-CREF, for example, has asked the New York Stock Exchange and Nasdaq Stock Market to tighten up their rules so all option plans that include executives and directors are put to a shareholder vote.

"There's got to be balance and judgment as to what is appropriate," says **Peter Clapman**, senior vice president for corporate governance for TIAA-CREF.

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Options Overdose -- Use of Stock Options Spins Out of Control; Now a Backlash Brews
By Ruth Simon and Ianthe Jeanne Dugan
Staff Reporters of The Wall Street Journal

06/04/2001
The Wall Street Journal
C1

CITRIX SYSTEMS Inc. asked shareholders last year to approve a standard plan to boost the number of stock options that the server-software maker could dole out.

The result was anything but routine.

Many shareholders balked; they complained that the options would dilute their stakes, making their stock worth less. Citrix tried lobbying them. When that didn't work, the Fort Lauderdale, Fla., company allowed voting on the proposal to continue after its annual meeting was adjourned. The proposal finally squeaked by, but a major shareholder sued -- and Citrix in January scrapped the options plan.

How the investing world has turned upside down.

Not long ago, stock options were widely viewed as a no-lose proposition for everyone. Employees could buy stock in their company at a favorable price, encouraging them to work harder because they had a vested interest in the company doing well. Employers, especially tech companies, didn't have to pay such high salaries, and often got a tax deduction for the additional stock-option pay. Other shareholders gained because, while their holdings were diluted, all those hard-working employees would improve their company's performance -- and with it the stock price.

But in the dot-com-led boom of the late 1990s, employee-stock options began to spin out of control. And now the subsequent bust has exposed the dark side of the options game. Stock options "are proving to have some very significant side effects," says Patrick McGurn, vice president of Institutional Shareholder Services, which advises institutional investors on proxy issues.

This all started innocently enough. In the 1990s, companies increasingly began using options as a cheap form of pay. As many as 10 million employees now hold stock options, up from one million in 1991, the National Center for Employee Ownership says. At the largest dot-com companies, stock options made up 87% of chief-executive pay last year, according to pay consultants Pearl Meyer & Partners.

When the stock rose, employees -- often top executives -- made staggering sums. Cisco Systems Inc. CEO John Chambers, for instance, received $156 million in option-related profits in fiscal 2000, dwarfing his roughly $1.3 million salary and bonus.

But when stocks headed south, many companies simply handed out more options at a lower price so employees weren't penalized for poor performance. Some companies repriced underwater options to protect employees from losses, defeating the purpose of pegging gains to performance, critics say. More than 70 companies -- including Amazon.com Inc., RealNetworks Inc. and Sprint Corp. -- have repriced options or allowed employees to turn in out-of-the-money options for new options that will be issued later, according to Institutional Shareholder Services. Others let employees cancel already-exercised options when shares fell in value.

That is like moving the goalposts in the middle of a football game, some investors grouse. "If a company does well, those holding options should be able to take part in that performance," says Eric Roiter, general counsel for Fidelity Management & Research Co., the investment arm of giant mutual-fund company FMR Corp. "If the company doesn't fare well, it completely undermines the purpose of an option plan to simply change the rules."

Humdrum performance can be rewarded, too, critics say. Apple Computer Inc. handed out so many stock options to CEO Steven Jobs that he could take home $548 million in stock option-related gains if the computer maker's shares climb just 5% a year over the next 10 years, according to regulatory filings. An Apple representative declined to comment.

Even consultants who helped companies develop ever-more-generous stock option plans say the pendulum has swung too far. Concedes Pearl Meyer, president of Pearl Meyer & Partners: "We've overdosed."

Now, some employees are stuck. Though many have profited handsomely from options over the years, others face a tangle of tax bills, margin loans and litigation, partly because of their own greed or ignorance and partly because of brokers who encouraged them to embrace high-risk investment strategies. These employees typically didn't sell any of the shares they bought when exercising options, which many people do to cover taxes on the gains; they then were left with no money to pay the taxes when the stock price plummeted.

Few would suggest getting rid of stock options entirely. These "golden handcuffs" remain an effective way to attract and retain top talent. But academic studies are raising questions about how much shareholders really benefit when companies dole out large chunks of options. And some investors suggest that current pay practices be changed.

Meanwhile, some are voting with their wallets. Where most stock plans used to sail through with little dissent, 22% of shareholders who voted registered their opposition to option plans in 2000, says Drew Hambly, a senior research analyst at the Investor Responsibility Research Center in Washington, a corporate-governance research group. Ten option plans were shot down by shareholders last year, up from three in 1997. Companies and employees, meanwhile, are struggling with the fallout as huge numbers of stock options have lost their value.

In the Citrix matter, shareholders were unhappy with the stock-option plan because it allowed the company to issue so many additional stock options that it could have diluted their interests by 73%, according to an analysis by the Investor Responsibility center. The plan also allowed Citrix -- whose stock price has fallen 55% in the past year, far more than the average decline of 31% for software companies -- to reprice stock

options that had lost their value without first getting shareholder approval.

The proposal managed to win approval by a slim 50.5% to 49.5% majority two weeks after its annual meeting in May 2000. But the Louisiana State Employees' Retirement System, which owns more than 17,000 Citrix shares, sued in Delaware chancery court, alleging that Citrix "improperly manipulated the shareholder voting process."

In January, Citrix withdrew the disputed plan. It put another option proposal, for directors and officers, before shareholders in May, but that plan was also rejected, by a roughly 2-to-1 majority. "We benchmark our plan against other plans," says Scott Davidson, Citrix's director of investor relations. He adds that both plans were "within a range of multiple companies within the industry."

Throughout corporate America, the payoff from massive grants could be smaller than expected, new research shows. Technology companies with the most generous stock-option plans saw their share prices drop an average of 45% last year, compared with a 4% increase in market value for companies that kept their programs in line with industry averages, according to a study released in April by Watson Wyatt Worldwide, a compensation and benefits consulting firm in Washington.

An earlier Watson Wyatt study, completed in 1997, found that companies with such "high dilution" underperformed in a rising market. "In a bull year and a bear year . . . companies with the highest overhang were being discounted," or marked down by investors, says Ira Kay, director of compensation consulting at Watson Wyatt.

There is a more basic problem for many employees: Their options currently are worthless. At 40% of companies that issued stock options in 1999, those options were underwater in January, according to TIAA-CREF, the huge pension fund. And woe to those employees who borrowed money to exercise their options or didn't set aside enough money to pay their taxes and have seen their riches evaporate.

Kathleen Shannon, a former senior marketing manager for Network Appliance Inc., said in an interview that her brush with stock options left her with a house she can't afford and more than $400,000 in debt.

Ms. Shannon, 33 years old, saw roughly $2 million in option-related gains evaporate after she followed a financial strategy recommended by an investment professional that soured, according to a suit she filed Thursday in Santa Clara County Superior Court in California.

Ms. Shannon had never owned any stock until she exercised options to buy a split-adjusted 13,332 shares of the data-storage company in February 2000, the suit says. Ms. Shannon says she paid a split-adjusted $5.11 a share for the stock. At the time of the exercise, the suit says, the market value of the stock was $126 a share, or roughly $1.3 million. (The company had a 2-for-1 stock split after she exercised her options.)

For advice she she turned to Rick Voytek of Lincoln Financial Advisors in San Ramon, Calif., a unit of Lincoln National Corp. The suit alleges that Mr. Voytek advised her to exercise her stock options, hold onto the shares, which were worth more than $1 million at the time, and to borrow against her portfolio to pay the exercise costs, borrowings that Ms. Shannon says totaled $68,000. He told her she would slice her tax bill if she held onto the shares for a year, long enough to qualify for the lower long-term capital gains rate on any increase in the stock above the exercise price, according to the suit, which was filed against Mr. Voytek and Lincoln National.

Ms. Shannon, who was earning about $90,000 a year, said she told Mr. Voytek she would like to own a house one day. He said that Ms. Shannon could use the mortgage-interest tax deduction, according to the suit. On his advice, she said in the interview, she bought a $589,000 townhouse in Redwood Shores, Calif., using a $125,000 margin loan to cover the down payment and additional borrowing to pay part of her $3,500-a-month mortgage payment. After technology shares soared, the value of Ms. Shannon's portfolio climbed to roughly $2 million by September 2000, according to the suit. When the stock started heading south later that autumn, Mr. Voytek told Ms. Shannon not to worry, according to her lawyer, James Rummonds.

But the strategy backfired. Network Appliance shares tumbled more than 60% from their peak, and in February, Ms. Shannon said in the interview, she began receiving margin calls -- demands that she put additional cash or stock to back up her loans -- which totaled as much as $290,000. About the same time, her accountant told her she had an alternative minimum tax liability of roughly $430,000, the suit says. Ms. Shannon said she never realized she would have to pay taxes on profits she hadn't even taken. But by exercising the stock options and holding onto the shares, she triggered an AMT liability that was based on the total of her normal taxable income plus the unrealized gains.

In the interview, Ms. Shannon said she had to sell off all her stock to pay off her margin debt, a move that triggered another $100,000 in taxes, on the difference between the exercise price and the stock's value, which was still above her split-adjusted $5.11 a share cost. Because of the quirks of the tax law, only a small portion of the bill can be offset by her alternative minimum tax payments. She said she has been looking for a job for three months, but with the collapse of the tech boom she isn't getting any offers. Her house is on the market because she can't afford the monthly mortgage payment. She added: "It's very devastating."

Darcy Rudnay, a spokeswoman for Lincoln National, declined to comment on the suit, saying the company hadn't seen it yet.

Mr. Voytek's attorney, Paul Rice, said, "We fully expect to win this case when it goes to trial, and it is a trial where we will present our evidence, not in comments to the press."

For years, companies benefited from issuing stock options. For one thing, they didn't have to pay as much in salaries and bonuses. And the cost of stock options was typically relegated to a footnote in companies' earnings statements.

Many companies have reaped hefty tax deductions -- equal to the difference between the exercise price and the stock's current value -- when employees exercised their stock options. According to TIAA-CREF, 162 large companies that reported options-related tax deductions in 1999 (the most recent year for which data are available) reported a total of $15.3 billion in options-related tax savings. Cisco reduced its taxes payable by $2.49 billion in fiscal 2000 because of option exercises and will carry forward another $590 million that can be used to offset reported income taxes in the future, according to University of Washington accounting professor Terry Shevlin.

But this tax-related earnings boost could boomerang as fewer employees exercise stock options because of sinking share prices. Yahoo! Inc.'s

options-related tax deduction dropped to just $2.1 million in this year's first quarter from $47.6 million in the year-earlier period. The decline "looks like a big part" of why net cash provided by operations dropped to $71.1 million from $129.8 million during this period, Prof. Shevlin says. Yahoo declined to comment.

So, what can be done to clean up the mess caused by excesses?

Some academics suggest replacing upfront megagrants with smaller blocks of stock options that are issued each quarter. Such plans would be more cumbersome to administer, but could take some of the sting out of falling share prices. Some consultants also are urging companies to sell employees restricted stock -- shares that can't be sold for three or four years -- at a discount. Though often decried as a giveaway, restricted stock provides incentives to work hard even if share prices fall, supporters say.

Others suggest that companies should tie gains from stock options to an index so executives are rewarded for truly performing well, not for a bull market. Critics counter, however, that this approach could raise tricky accounting questions and leave executives demoralized if their good efforts were ignored because of a rising stock market.

At the very least, some big shareholders say they should have a bigger say in how many options are handed out. TIAA-CREF, for example, has asked the New York Stock Exchange and Nasdaq Stock Market to tighten up their rules so all option plans that include executives and directors are put to a shareholder vote.

"There's got to be balance and judgment as to what is appropriate," says Peter Clapman, senior vice president for corporate governance for TIAA-CREF. "Shareholders want to align management more with shareholder concerns," he adds, "but not simply . . . give significant money to management in situations where their performance didn't merit it."

(See related articles: "Heard on the Street: Now, Some Hope for Their Stock to Tank" and "Your Money Matters: Options About Options, and a Geography of the Pitfalls" -- WSJ June 4, 2001)

Up Front



SAINT: *Go marching out?*

IMAGE BUILDING

MISSISSIPPI COVETS A NEIGHBOR'S TEAM

MENTION THE STATE OF Mississippi, and most people think cotton fields and kudzu, not wired schools, high-tech manufacturing, and professional sports.

But officials in Jackson are working hard to cultivate a more urbane image for a state that has already slipped into recession and is perennially among the poorest in the nation. With the economy making their efforts especially urgent, they've scored a few victories: Japan's Nissan Motor will build a $1 billion state-of-the-art auto plant; Governor Ronnie Musgrove has pledged to wire all public schools to the Net; and former Netscape CEO and Mississippian Jim Barksdale has given $100 million to literacy programs. Officials even managed to lure Spain's royal couple to come see Spanish artifacts in the state art museum.

But the real coup would be snatching away the New Orleans Saints from Louisiana. There's a good shot. Mississippi is promising a $400 million, 65,000-seat stadium on the Gulf Coast within 45 minutes of downtown New Orleans. "Any interest from Mississippi would be welcomed," says a Saints spokesman, "but our priority right now is to stay in Louisiana." Officials there, adamant that they not lose the team, are scrambling to the defense. *Charles Haddad*

CHINA WATCH

A NEW BACKLASH AGAINST AN OLD ENEMY

SEETHING RESENTMENTS LEFT OVER FROM WORLD WAR II FADE slowly, if ever, as Japanese companies facing rising nationalism in China are finding out. Since news broke several months ago that an accident involving a Mitsubishi whose brakes failed had left a Chinese woman in a coma, the Chinese Consumer Assn. has received an avalanche of complaints against Japanese products. Press reports have charged Japan Airlines with making Chinese passengers spend the night aboard a delayed flight and Pioneer with using inferior replacement parts in an amplifier. And that's just this year—2000 had its share of anti-Japanism, too.



NANJING: *Memories linger*

It's unclear whether Japanese companies in China are any worse than others. But worried about the impact of bad press on sales, they're responding by adding repair centers, opening complaint hotlines, and recalling products. Still, the Japanese are none too happy about it. Says Pioneer Shanghai's head of after-sales service, Pan Haiming: "Exaggerated reports in the Chinese media may have left the wrong impression that Chinese users are hurt. It's unfair to us."

For those unaware of the history: Japanese soldiers killed an estimated 300,000 civilians in Nanjing in 1937 and committed numerous atrocities during a nine-year occupation. *Alysha Webb*

DRAWN & QUARTERED


USA
GAS UP

HALLS OF IVY

TRAINING SCRIBES FOR THE BIZ BEAT

THE '90S WERE A GODSEND to business and tech journalism. More than 100 publications were launched to cover the boom. And to help meet demand for writers, J-schools had to start turning out grads as savvy in numbers as previous ones were in politics.


BUSINESS
JOURNALISM
101

More students need more teachers, so there's been a spate of endowments for business-journalism professorships. Such chairs lure well-known biz writers—Sylvia Nasar of *The New York Times*, for one—to teach their specialties and enhance the schools' cachet. In April, media king Michael Bloomberg gave $1.5 million each to Columbia University and to Baruch College and $585,000 to the University of California at Berkeley. Missouri got a $1.1 million chair last year, and Columbia and Washington & Lee each got $1.5 million chairs in 1999. "Business journalism is hot," says Terri Thompson, director of the Knight-Bagehot fellowship at Columbia. "Journalists see it as a career track."

Next, the Reynolds Foundation may give up to $40 million in various business-writing grants, says President Steven Anderson. Enough to launch a lot more Sylvia Nasars. *Joan Oleck*

THE BIG PICTURE

EMPLOYEE STOCK OPTIONS ARE STILL HOT

America's 200 largest corporations are allocating a record 15% of their shares to employee stock options, despite the poor showing of the markets. Experts expect the growth trend to continue in 2001.


SHARES ALLOCATED TO EMPLOYEE EQUITY INCENTIVE PLANS AS A PERCENT OF SHARES OUTSTANDING
15
12
9
6
0
'90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00
▲ PERCENT
Data: Pearl Meyer & Partners

FOOTNOTES U.S. households that bought portable electric generators: in 1999, **529,000**; in 2000, **730,000**

Data: SIMMONS MARKET RESEARCH/ PEPCO TECHNOLOGIES

(CLOCKWISE FROM TOP LEFT) PHOTOGRAPH BY JEFF GROSS/ALLSPORT; CARTOON BY ED GAMBLE/FLORIDA TIMES UNION/KING FEATURES SYNDICATE; PHOTO ILLUSTRATION BY JOE CALVIELLO/BW; PHOTOGRAPH BY BOB KRIST/CORBIS STOCK MARKET; GRAPHIC BY ALLEN BASEDEN/BW; PHOTOGRAPH BY GIRY DANIEL/CORBIS SYGMA

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Article 3 Return to Headlines

BUSINESS
Shareholders in grumpy mood | Executive pay, golden parachutes are raising hackles
Eileen Alt Powell
ASSOCIATED PRESS

05/27/2001
The San Diego Union-Tribune
1,2,3
H-2

NEW YORK -- With stocks still struggling to recover from last year's slide and business profits in the doldrums, unhappy shareholders at many corporations are taking a closer look at how much executives are pocketing in salary, stock options and other compensation.

They don't like what they're seeing.

During this spring's season of annual meetings, the number of shareholder proposals related to executive pay rose to 113, up from last year's 91, according to the Investor Responsibility Research Center in Washington, D.C., which monitors shareholder and management proposals.

About one-third of the proposals are designed to link executive pay to a company's performance, said Carol Bowie, director of the IRRC's corporate governance service.

Others sought to cap executives' pay, tie salaries to environmental or social criteria, or put limits on the extravagant golden parachute severance packages some executives have negotiated for themselves.

"There also was an uptick in what we call `sell the company' proposals," Bowie says. "With these, shareholders urged the boards either to sell or to take strategic actions to make the company more marketable."

Shareholder activists note that few of the proposals ever make it to the ballot, much less win approval at annual meetings, most of which are held between March and June.

But they say there's growing support for efforts to improve corporate management through the selection of independent board members, to tie chief executive officers' salaries to earnings performance and to curb stock option awards.

"What happened with the market destroyed any illusion about pay linked to performance," says Bill Patterson, director of the AFL- CIO's office of investment. "Here you have a situation where pension fund savings, retirement savings, 401(k) savings dropped 10 percent, 20 percent, even 30 percent, and CEO pay kept soaring."

As a result, he says, shareholder proposals "are drawing more votes -- and certainly greater furor."

This year, some proposals are getting 40 percent of the votes, he says. That's not enough to win, but much stronger than the traditional 20 percent backing.

At this year's annual meetings, Sprint of Westwood, Kan., faced strong shareholder opposition to the phone company's handling of options for senior managers, Patterson says. And CSX, a transportation and real estate company in Richmond, Va., had to parry proposals on curtailing severance packages.

The Council of Institutional Investors in Washington lists scores of shareholder proposals on its Web site targeting many top American businesses: AT&T, Bank of America, Boeing, Citigroup, Dillard's, Walt Disney, FleetBoston Financial, Halliburton, Lockheed Martin and Nordstrom.

One shareholder initiative at the Bank of America meeting noted that outgoing chairman Hugh McColl Jr. stood to earn $28.7 million from stock options and called for tying future

grants to the bank's performance.

Shareholders at Halliburton, meanwhile, sought a performance- based compensation system and noted that former chairman Richard Cheney, now U.S. vice president, got a retirement package including a salary of $1.2 million as well as stock and options.

Many small shareholders don't attend annual meetings -- and don't bother to vote their proxies, which helps to give management an upper hand in most battles.

But institutional investors, such as CalPERS, the California Public Employees' Retirement System, and TIAA-CREF, which handles retirement and pension plans for teachers and nonprofit groups, are big activists.

"We always vote our proxies," says Brad Pacheco, spokesman for CalPERS, which is based in Sacramento.

He said that the group tends to focus on improving corporate governance, especially at underperforming companies.

"If there's good governance and good decision making, then when you encounter problems like having to lay off (workers) or the stock plummets, the company is prepared," Pacheco says.

Peter Clapman, head of corporate governance at TIAA-CREF in New York, says his group votes its proxies based on stated principles, such as naming more independent directors.

He says TIAA-CREF has been increasingly concerned about corporate stock options packages -- the way they're issued, priced and, sometimes, reissued at a lower price if the stock falls in value.

When options are exercised, they often increase a company's total outstanding shares, which means that earnings per share fall. And over time, they shift ownership and voting power toward company insiders and away from outside shareholders.

"Very often (stock option) rewards are going to executives whose performance . . . has not been outstanding, and that raises another whole set of questions and issues," Clapman says.
2 PICS; Caption: 1. Unhappy shareholders are taking a closer look at executive pay. Shareholders at Halliburton, for example, sought a performance-based compensation system and noted that former chairman Richard Cheney, now vice president, received a retirement package including a salary of $1.2 million as well as stock and options. 2. A shareholder initiative at the Bank of America meeting noted that outgoing chairman Hugh McColl Jr. stood to earn $28.7 million from stock options and called for tying future grants to the bank's performance.; Credit: 1. Frank Gunn / Associated Press 2. Chuck Burton / Associated Press

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BUSINESS

SHAREHOLDERS ARE SUBMITTING MORE PROPOSALS ON EXECUTIVE COMPENSATION

Eileen Alt Powell AP Business News

05/16/2001
St. Louis Post-Dispatch
FIVE STAR LIFT
C.7

With stocks still struggling to recover from last year's slide and business profits in the doldrums, unhappy shareholders at many corporations are taking a closer look at how much executives are pocketing in salary, stock options and other compensation.

They don't like what they're seeing.

During this spring's season of annual meetings, the number of shareholder proposals related to executive pay rose to 113, up from last year's 91, according to the Washington-based Investor Responsibility Research Center, which monitors shareholder and management proposals.

About one-third of the proposals aimed to link executive pay to a company's performance, said Carol Bowie, director of the IRRC's corporate governance service. Others sought to cap executives' pay, tie salaries to environmental or social criteria, or put limits on the extravagant "golden parachute" severance packages some executives have negotiated for themselves.

"There also was an uptick in what we call 'sell the company' proposals," Bowie said. "With these, shareholders urged the boards either to sell or to take strategic actions to make the company more marketable."

Shareholder activists note that few of the proposals ever make it to the ballot, much less win approval at annual meetings, most of which are held between March and June.

But they say there's growing support for efforts to improve corporate management through the selection of independent board members, to tie chief executive officers' salaries to earnings performance and to curb stock option awards.

"What happened with the market destroyed any illusion about pay linked to performance," said Bill Patterson, director of the AFL- CIO's office of investment. "Here you have a situation where pension fund savings, retirement savings, 401(k) savings dropped 10 percent, 20 percent, even 30 percent, and CEO pay kept soaring."

As a result, he said, shareholder proposals "are drawing more votes - and certainly greater furor."

This year, some proposals are getting 40 percent of the votes, he said. That's not enough to win, but much stronger than the traditional 20 percent backing.

At this year's annual meetings, Sprint Corp. of Westwood, Kan., faced strong shareholder opposition to the phone company's handling of options for senior managers, Patterson said. And CSX Corp., a transportation and real estate company in Richmond, Va., had to parry proposals on curtailing severance packages, he added.

The Council of Institutional Investors in Washington lists scores of shareholder proposals on its Web site targeting many of top American businesses: AT&T Corp., Bank of America Corp., Boeing Co., Citigroup Inc., Dillard's Inc., Walt Disney Co., FleetBoston Financial Corp., Halliburton Co., Lockheed Martin Corp. and Nordstrom Inc.

One shareholder initiative at the Bank of America meeting noted that outgoing chairman Hugh McColl Jr. stood to earn $28.7 million from stock options and called for tying future grants to the bank's performance. Shareholders at Halliburton, meanwhile, sought a performance-based compensation system and noted that former chairman Richard Cheney, now U.S. vice president, got a retirement package including a salary of $1.2 million as well as stock and options.

Many small shareholders don't attend annual meetings - and don't bother to vote their proxies, which helps to give management an upper hand in most battles.

But institutional investors, such as CalPERS, the California Public Employees' Retirement System, and TIAA-CREF,

which handles retirement and pension plans for teachers and nonprofit groups, are big activists.

"We always vote our proxies," said Brad Pacheco, spokesman for CalPERS, which is based in Sacramento, Calif.

He said the group tends to focus on improving corporate governance, especially at underperforming companies.

"If there's good governance and good decision making, then when you encounter problems like having to lay off (workers) or the stock plummets, the company is prepared," Pacheco said.

Peter Clapman, head of corporate governance at TIAA-CREF in New York, said his group votes its proxies based on stated principles, such as naming more independent directors.

He said TIAA-CREF has been increasingly concerned about corporate stock options packages - the way they're issued, priced and, sometimes, reissued at a lower price if the stock falls in value.

When options are exercised, they often increase a company's total outstanding shares, which means that earnings per share fall. And over time, they shift ownership and voting power toward company insiders and away from outside shareholders.

"Very often (stock option) rewards are going to executives whose performance ... has not been outstanding, and that raises another whole set of questions and issues," Clapman said.

Investors question executive compensation after share prices, profits slump
By EILEEN ALT POWELL
AP Business News

05/15/2001
Associated Press Newswires

NEW YORK (AP) - With stocks still struggling to recover from last year's slide and business profits in the doldrums, unhappy shareholders at many corporations are taking a closer look at how much executives are pocketing in salary, stock options and other compensation.

They don't like what they're seeing.

During this spring's season of annual meetings, the number of shareholder proposals related to executive pay rose to 113, up from last year's 91, according to the Washington-based Investor Responsibility Research Center, which monitors shareholder and management proposals.

About one-third of the proposals aimed to link executive pay to a company's performance, said Carol Bowie, director of the IRRC's corporate governance service. Others sought to cap executives' pay, tie salaries to environmental or social criteria, or put limits on the extravagant "golden parachute" severance packages some executives have negotiated for themselves.

"There also was an uptick in what we call 'sell the company' proposals," Bowie said. "With these, shareholders urged the boards either to sell or to take strategic actions to make the company more marketable."

Shareholder activists note that few of the proposals ever make it to the ballot, much less win approval at annual meetings, most of which are held between March and June.

But they say there's growing support for efforts to improve corporate management through the selection of independent board members, to tie chief executive officers' salaries to earnings performance and to curb stock option awards.

"What happened with the market destroyed any illusion about pay linked to performance," said Bill Patterson, director of the AFL-CIO's office of investment. "Here you have a situation where pension fund savings, retirement savings, 401(k) savings dropped 10 percent, 20 percent, even 30 percent, and CEO pay kept soaring."

As a result, he said, shareholder proposals "are drawing more votes - and certainly greater furor."

This year, some proposals are getting 40 percent of the votes, he said. That's not enough to win, but much stronger than the traditional 20 percent backing.

At this year's annual meetings, Sprint Corp. of Westwood, Kan., faced strong shareholder opposition to the phone company's handling of options for senior managers, Patterson said. And CSX Corp., a transportation and real estate company in Richmond, Va., had to parry proposals on curtailing severance packages, he added.

The Council of Institutional Investors in Washington lists scores of shareholder proposals on its Web site targeting many of top American businesses: AT&T Corp., Bank of America Corp., Boeing Co., Citigroup Inc., Dillard's Inc., Walt Disney Co., FleetBoston Financial Corp., Halliburton Co., Lockheed Martin Corp. and Nordstrom Inc.

One shareholder initiative at the Bank of America meeting noted that outgoing chairman Hugh McColl Jr. stood to earn $28.7 million from stock options and called for tying future grants to the bank's performance. Shareholders at Halliburton, meanwhile, sought a performance-based compensation system and noted that former chairman Richard Cheney, now U.S. vice president, got a retirement package including a salary of $1.2 million as well as stock and options.

Many small shareholders don't attend annual meetings - and don't bother to vote their proxies, which helps to give management an upper hand in most battles.

But institutional investors, such as CalPERS, the California Public Employees' Retirement System, and TIAA-CREF, which handles retirement and pension plans for teachers and nonprofit groups, are big activists.

"We always vote our proxies," said Brad Pacheco, spokesman for CalPERS, which is based in Sacramento, Calif.

He said that the group tends to focus on improving corporate governance, especially at underperforming companies.

"If there's good governance and good decision making, then when you encounter problems like having to lay off (workers) or the stock plummets, the company is prepared," Pacheco said.

Peter Clapman, head of corporate governance at TIAA-CREF in New York, said his group votes its proxies based on stated principles, such as naming more independent directors.

He said TIAA-CREF has been increasingly concerned about corporate stock options packages - the way they're issued, priced and, sometimes, reissued at a lower price if the stock falls in value.

When options are exercised, they often increase a company's total outstanding shares, which means that earnings per share fall. And over time, they shift ownership and voting power toward company insiders and away from outside shareholders.

"Very often (stock option) rewards are going to executives whose performance ... has not been outstanding, and that raises another whole set of questions and issues," Clapman said.

On the Net:

http://www.irrc.org

AFL-CIO: http://www.paywatch.org

http://www.cii.org

http://www.calpers-governance.org

http://www.tiaa-cref.org

AP Photos NY130-131

Financial Executive

Title: Stock Options: Emerging Trends.

Summary: Stock options are both more prevalent and more controversial than they were a fe years ago, as many companies issuing them have discovered.

Source: Financial Executive
Date: 05/01/2001
Document Size: Very Short (275 words)
Document ID: UU20010611210000048
Subject(s): Stock options--Finance; Employee benefits--Finance; Employee ownership--Surveys
Employee benefits; Employee benefits; Profit sharing; Banking & Financ Business & Investing
Citation Information:
Document Type: Article

Financial Executive

Stock Options: Emerging Trends.

Stock options are both more prevalent and more controversial than they were a few years ago, as many companies issuing them have discovered.

In its most recent survey of 345 member companies, released late in 2000, the National Association of Stock Plan Professionals (NASPP) found that the trend toward extending stock option grants further down the organization ladder continues. Specifically:

* Of all the companies offering stock options, nearly 44 percent pushed them all the way down to the non-exempt level in 1999, versus 34 percent in 1998.

* Companies appear to be lowering the minimum criteria for the stock plan participation (i.e., salary level or salary grade).

* Retention, competitiveness and employee ownership are the most prevalent plan objectives for all types of stock option and award plans.

In addition, the survey found that non-qualified stock options are still the most common form of equity compensations (95 percent of the responding companies currently grant NQSOs). Use of incentive stock options (ISOs) is rising, with 62 per cent of all responding companies currently granting them (nearly one

half all the way down to the nonexempt level, compared to 47 percent in 1998). But just 71 percent of companies granting ISOs track disqualifying disposition, meaning that many companies are losing potentially significant tax deductions.

Repricing of **options** -- a red flag to many investors -- appears to be declining. Just 1 percent of those polled repriced **options** in 1999; whereas in 1996, 1997, and 1998, 3, 4 and 6 percent of respondents, respectively, did so. Of companies repricing in the past 10 years, fully 76 percent say they have stopped the practice since the FASB's Interpretation No. 44 became effective.

16TH STORY of Level 3 printed in FULL format.

Pension Benefits

May, 2001

SECTION: Vol. 10, No. 5; Pg. 11; ISSN: 10632476

B&H-ACC-NO: 72792011

DOC-REF-NO: PBEN-35-14

LENGTH: 512 words

HEADLINE: The structure and performance consequences of equity grants to employees of new-economy firms

BYLINE:
Christopher D. Ittner et al., The Wharton School, University of Pennsylvania, January 2001

ABSTRACT:
Greater use of equity grants to technical employees, managers and individual contributors are associated with higher stock-price performance in the following year. Positive subsequent returns are found for firms that have positive residuals for employee groups below the top of the corporate hierarchy, but no significant effects are found when these grants are below the benchmark level.

BODY:
"Greater use of equity grants to technical employees, managers and individual contributors are associated with higher stock-price performance in the following year.

We find positive subsequent returns for firms that have positive residuals (i.e., provide larger equity grants than the benchmark model) for employee groups below the top of the corporate hierarchy (i.e., managers and individual contributors), but no significant effects when these grants are below the benchmark level (i.e., negative residuals).

Equity grant residuals for executives (i.e., chief executive officers, vice presidents and directors), on the other hand, are not associated with subsequent stock returns, suggesting that the benefits from providing additional grants to midlevel employees can be greater than grants to executives.

Interestingly, subsequent excess returns have an inverse relation with positive residuals for nonexempt employees. This result implies that grants to lower-level employees can be counterproductive, and is inconsistent with claims that broad-based equity programs that cover all employees have a desirable impact on shareholder value.

The typical stock option plan in our sample has the following

characteristics: the term (or maximum life) is 10 years (88.3% of the programs); vesting occurs over four years (63.5%); and the frequency of option grants is annual (88.7%).

The majority of firms grant stock options using an exercise price equal to the fair market value of the stock at the date of grant.

In addition, 40.8% of our firms have the authority to grant restricted stock, with 20.7% actually granting restricted stock during [fiscal years 1998 and 1999].

[Our] survey respondents reported a variety of objectives for their stock option and restricted stock programs (Table 4). The primary motivations for implementing equity programs are retaining existing employees and attracting new employees (i.e., labor market considerations).

In our sample, 63.8% of the firms allow repricing of **stock options, with shareholder approval** required in 35.4% of the cases. Given the large stock price volatility of new-economy firms, perhaps it is not surprising that 59.6% of our sample have repriced **stock options** at least once, and 31% have repriced stock options more than once following their initial public offering.

Our data are obtained from surveys of new-economy firms conducted by Quantic Inc. in 1999 and 2000 regarding equity grants made during fiscal 1998 and 1999, respectively. Our sample consists of 217 unique firms."

Text of this report is available on the Internet. Website: knowledge. wharton.upenn.edu/ PDFs/1001.pdf

GRAPHIC: IMAGE TABLE, Table 4.

LOAD-DATE: May 23, 2001

11TH STORY of Level 1 printed in FULL format.

Securities Week

April 30, 2001

SECTION: Vol. 28, No. 18; Pg. 4

LENGTH: 430 words

HEADLINE: NASDAQ PRESENTATION OF ISSUES IN STOCK OPTION STUDY CHALLENGED

BYLINE: JH

BODY:

A consumer lobby has suggested that Nasdaq's request for public comments on corporate **stock option plans** poses questions that seem to disparage the idea of broadening shareholder control over such plans.

The comment letter by the Consumer Federation of America says some of the questions appear designed to produce alternatives to a study by the **NYSE** that favored expanding shareholder authority over stock options.

''CFA feels strongly that the **NYSE task force** recommendations should also serve as the basis for any Nasdaq revisions in its rules,'' the letter stated. ''Those recommendations were worked out after in-depth study and extensive negotiations by knowledgeable representatives from both the investor and corporate communities.''

The letter said that while it might be appropriate for Nasdaq to make ''minor alterations'' in the **NYSE** approach, the organization should not ''head off in a radically different direction.

''The unfortunate, but all too likely, result would be regulatory arbitrage, in which markets compete for listings by lowering their requirements,'' said the letter signed by Barbara Roper, CFA Investor Protection Director.

Former SEC chairman Arthur Levitt strongly favored granting stock holders veto power over corporate **stock option plans,** especially those considered so generous that they dilute shareholder value. Nasdaq's current request for comment is not on a proposed regulation, but rather seeks responses to questions pertaining to the role of shareholders in the granting of stock options.

Business lobbies believe any plan to increase shareholder authority in this area right now faces an uphill battle. One reason is that the Bush administration is believed to be less enthusiastic about the idea than the Clinton administration. Lobbies also claim that devising a standard for determining a shareholder ''dilution point'' in stock option proposals would be virtually impossible.

The CFA letter said the implication that there is some universal dilution

point applicable in all stock option offerings is misguided. And furthermore, the letter added, this misimpression also is perpetuated in the Nasdaq proposal.

''The request for comments also seems to be seeking some concrete measure of when acceptable dilution becomes unacceptable, presumably as the basis for a standard that would define when a shareholder vote is necessary,'' the CFA said. ''This seems to us to be a misguided approach, since each circumstance must be judged on its own merits, and each investor may judge the case differently.''

LOAD-DATE: June 07, 2001

16TH STORY of Level 1 printed in FULL format.

The New York Times

April 29, 2001, Sunday, Late Edition - Final

SECTION: Section 3; Page 1; Column 1; Money and Business/Financial Desk

LENGTH: 645 words

HEADLINE: MARKET WATCH;
Holding Executives Answerable To Owners

BYLINE: By GRETCHEN MORGENSON

BODY:
FOR most of the 1990's, shareholders had little reason to carp about the stewardship of their assets by company executives. Stock prices were rising; shareholders were content.

But much has happened since last year's annual meeting season, not the least of which is $5 trillion in lost stockholder wealth. Contentment has turned to distress as investors awaken from their bull-market torpor and ponder the actions of the commanders at the corporate helm.

All the numbers are not in from the current proxy season, but shareholders are clearly restless. Carol Bowie, director of corporate governance at the Investor Responsibility Research Center in Washington, reported that the number of **shareholder** proposals related to executive pay is up 24 percent this year. The proposals include capping executive pay, limiting golden parachutes and barring the repricing of options.

Shareholder opposition to companies' **stock option plans that dilute** existing owners' stakes is also rising. Ms. Bowie said that back in 1988, only 8.5 percent of the votes opposed **stock option plans.** Last year, opposition had risen to 21.8 percent.

These pockets of agitation may fire up the **shareholder** revolt against company executives and directors who were cavalier with stockholders' assets in recent years. It is high time these people are held accountable.

It was early in the 20th century that power began shifting away from the shareholders who own a company to the manager who runs it, said Richard Sylla, a professor of business history at New York University's Stern School of Business. Owners and managers were closely linked when companies were small. As they grew, so did the gulf between owners and stewards; although shareholders began agitating during the 1980's takeover era, owners today still have little say in the way their businesses are run.

This situation must change, said Gary Lutin, an investment banker at Lutin & Company in New York. Mr. Lutin, who is co-sponsor of a New York Society of Security Analysts forum on corporate governance that uses Amazon.com as a case study, said many corporate boards had lost sight of their responsibility to keep

shareholders informed of how they are monitoring the company's management. "You'd expect a director to be accountable for betting the farm on an untested business model without any contingency plans," Mr. Lutin said, "or for relying on fantasy metrics like eyeballs and mind share to guide a business or to guide investors."

Boards at Internet companies were especially arrogant, at least until their stocks plunged. "There was a lot of hubris in the dot-com world about a new governance paradigm," said James E. Heard, chairman of Proxy Monitor, an institutional shareholder advisory firm in Bethesda, Md. "They pooh-poohed the need for outside oversight and accountability. If anything, there was more need for that in the dot-com world."

One way that shareholders can take back some power is to push companies to assess the effectiveness of their directors who are charged with monitoring management's performance on behalf of shareholders.

Peter Clapman, head of corporate governance at TIAA-CREF, the big institutional investor, said such evaluations by consulting firms could indicate whether boards were functioning effectively. "The number of companies that do this is a minority, in part because directors resent being judged," he said. "But there is a growing number that do it at the total board level."

A goal of Mr. Lutin's forum is to help investors find tools to make directors more accountable. For example, investors should know that Delaware corporate law gives them the right to inspect a company's books and records for a "purpose reasonably related to such person's interest as a stockholder." In today's world of corporate spin, this right has never been more crucial.

http://www.nytimes.com

GRAPHIC: Graph: "Shaking the Stick" shows shareholder proposals on the issue of executive pay.

Graph shows figures from 1998-2001.

LOAD-DATE: April 29, 2001

MARKET WATCH

GRETCHEN MORGENSON

4/15/01

Employers Dodge a Bullet That Their Workers Can't

EXCRUCIATING. That's the best way for many Americans to describe this tax season. Enduring the most pain are many midlevel employees who exercised stock options in 2000.

On most options, workers must pay ordinary income tax on the difference between the price they paid for the options and the price of the stock on the day they exercised the options. At the same time, their company takes a tax deduction equal to this amount, known as the spread. In recent years, this has significantly reduced or even eliminated tax bills at immensely profitable companies like **Microsoft and Cisco Systems.**

While stocks were roaring higher, individuals viewed these tax bills as a relatively low price for potential wealth. As stocks have plunged, many employees have found themselves in the ninth circle of tax hell. Those who kept their shares instead of selling when they exercised are paying huge taxes on stock gains they never realized and that have turned into losses. Many have been forced to file for bankruptcy.

Adding to these tax woes is the alternative minimum tax, a cancer placed in the code in 1986 to ensure that wealthy people and profitable corporations did not use deductions to evade taxes. Because the tax has not been changed in 15 years — it does not take into account tax credits put in effect in recent years — it hits more Americans all the time, even those with modest incomes. Many who exercised incentive stock options are now unable to pay their alternative minimum taxes.

But even as middle-income Americans are impaled on the tax, the likelihood that a company will incur the tax has been greatly reduced. A little-noticed ruling from the Internal Revenue Service on Jan. 18 ensures that many companies will escape what could have been the reach of the tax.

The ruling, notable for its two-sentence length, seemed to come out of nowhere. It stated that companies with employees who exercised stock options would not be liable for alternative minimum tax related to the tax deductions the companies received on those option exercises. It said a company's earnings and profits — which are its taxable income for alternative minimum tax purposes — were diminished by the deduction, reducing vulnerability to the tax.

Such rulings are issued for a reason. Asked about this one, an I.R.S. spokeswoman said it was issued "for clarification." Clarification is usually needed only when there are alternative points of view on an issue. So what were the different opinions and who held them? The I.R.S. would not say, but the Treasury Department said the difference of opinion originated at the I.R.S.

One tax expert in the private sector said that a case could be made that the alternative minimum tax ought to kick in as a result of option exercises. After all, the company's earnings were not actually reduced because option grants represent no economic outlay.

The recent ruling essentially precludes any agent from making that argument. And it makes options even more appealing to companies than they were. That is not good news for shareholders.

Corporations had already been incurring alternative minimum tax bills much less often than individuals. Robert Willens, a tax analyst at Lehman Brothers, said that the tax was generally limited to companies in capital intensive industries that reduce their tax bills by taking heavy depreciation expenses.

Today, companies are cutting or erasing their tax bills by deducting the spread on their employees' stock option exercises. Happily, for them anyway, the alternative minimum tax will not undo these tax breaks.

Memo to Congress: For the Treasury Department to reduce the vulnerability of corporations to the alternative minimum tax while individuals continue to be eviscerated by it does not pass the smell test. Why not just rid all Americans of this cancer? □

17TH STORY of Level 1 printed in FULL format.

Pension Benefits

April, 2001

SECTION: Vol. 10, No. 4; Pg. 11; ISSN: 10632476

B&H-ACC-NO: 71080606

DOC-REF-NO: PBEN-34-14

LENGTH: 433 words

HEADLINE: Current practices in stock option plan design

BYLINE:
National Center for Employee Ownership, March 2001 ;

To obtain a copy of this 498-page report, contact NCEO, (510) 208-1300. The per-copy price is $175 ($100 for NCEO members), prepaid. The report also can be ordered via the Internet, and summaries of key findings, from which this abridgment was made, are available at Website www.nceo.org (click on "Read here for information").

ABSTRACT:
The findings of a 2000 survey from the National Center for Employee Ownership are briefly discussed.

BODY:
Second Edition, 2001

"Key findings:]

In (our] 2000 survey, we found an increase in the dilution' caused by stock option grants.

In 1998, the average dilution rates of currently issued and outstanding options was 12.6% in 2000, this increased to 14.9%. Companies in the Midwest reported the lowest levels of dilution represented by their stock option plans, with only 10.9% average dilution on this measure.

- We found only a few variations from the overall average of 76% of hourly employees who will actually receive options or the 81% who are eligible. Silicon Valley companies make almost everyone eligible, and almost everyone will get options professional services companies and companies with more than 5,000 employees, however, make just less than half of their hourly employees eligible and likely to actually get options.

* The average number of options allocated to middle managers and hourly employees was 4,894 and 786, respectively, and the value was $57,208 and $7,982,

respectively.

* Only 10% of very small companies (30 or fewer employees) allocate options on an automatic basis, while very large companies are more likely to do so (41% of companies with 501-5,000 employees and 57% of companies with more than 5,000 employees).

* We found that three-quarters of the companies allocate ongoing options awards at least every two years. Similarly, about 31.8% of ongoing grants and 28.3% of new hire grants go to nonmanagement employees, with little variation across industry.

* Our findings definitely suggest that the Financial Accounting Standards Board ruling that requires] companies to use a less favorable accounting treatment for options repriced after December 15, 1998, has led to a decrease in the frequency of repricing. In 1998, we found that 36% of companies had repriced their options within the past three years. In 2000, we found that 30% of companies had repriced in the past three years, but only 7.5% had repriced since the December 15, 1998, cutoff date.

* Companies were also asked if they would consider repricing in the future. Less than 15% of respondents indicated they would consider repricing executive options, and 17% indicated they would consider repricing their broad-based options in the future.

[We analyzed 247 companies offering broadbased **stock option plans.**]"'

FOOTNOTE

Issuing new shares to employees **dilutes**, or decreases the percentage share of, the equity of existing **shareholders.**

LOAD-DATE: May 2, 2001

dilution

19TH STORY of Level 1 printed in FULL format.

Directors & Boards

March 22, 2001

SECTION: No. 3, Vol. 25; Pg. 29 ; ISSN: 0364-9156

IAC-ACC-NO: 76562902

LENGTH: 3539 words

HEADLINE: Stock options and optimal overhang.

BYLINE: KAY, IRA T.

BODY:

Here are the key factors for boards to consider when instituting compensation policies that affect overhang.

AS THE STOCK MARKET continues to roller coaster -- and economic forecasts from experts vary -- business practices and policies will become more carefully scrutinized under the shareholder microscope. In such an environment, we will see continued debate over the always controversial issue of stock option overhang. This is an issue which needs careful evaluation by boards of directors. Although stock option overhang at the right level (with the correct combination of options and managerial ownership) is, overall, a healthy development, there is increased exposure and possible liabilities that executives must manage and boards need to monitor.

Defining overhang

Before we explore the debate, let's first define overhang and examine its possible effect on stock prices. The measure of stock option usage is called "overhang" -- defined as stock options granted, plus those remaining to be granted, as a percentage of the total shares outstanding at a given company. The use of stock options has two countervailing effects on stock price value. Stock options motivate employees to create superior financial performance, placing upward pressure or an "incentive effect" on stock prices. Conversely, stock options represent a potential future issuance of shares, creating dilution and forcing downward pressure. Stock options also increase the volatility of stock prices, which puts further downward pressure on stock prices.

Driven by the technology sector, employee stock options and stock ownership began exploding in the 1990s, when employees at all levels began to embrace the value of stock options and ownership. As the competition for talent escalated and the economy boomed during this decade, the use of stock options, as a competitive recruitment tool and performance incentive, became common practice. Consequently, stock option overhang increased at an annual growth rate of 10.3% -- from 5.4% in 1989 to 13.4% in 1999. Preliminary data from the Investor Responsibility Research Center shows overhang levels of 14.6% for 2000.

These and other data cited in this article are published in Watson Wyatt's 2001 report, Stock Option Overhang: Shareholder Boon or Shareholder Burden? In it we found that, though overhang increased dramatically during the past decade, the rate of increase has slowed since 1998. Further, there are dramatic differences in overhang level by industry. For example, technology and health care companies tend to have high overhang levels that are in line with others in their industries, while utilities and consumer staples tend to see much lower average overhang levels. The industry levels vary proportionately with the importance of human capital to the industry. For the purposes of our statistical analysis, high and low overhang companies were defined relative to their industry.

Generally, the increased use of stock options has had a positive impact on company performance -- as employees have an increased stake in the value of the company -- yielding positive effect on stock price, shareholders and, ultimately, the U.S. economy. During the same 1989-1999 period that saw the marked increase in overhang levels, stock values also soared. The S&P 500 Index grew at an annual rate of more than 14%. Although there have been many factors at the root of this spectacular market performance -- fiscal and monetary discipline leading to lower interest rates, dramatic technological advances, increased savings by baby boomers preparing for retirement, and increased foreign investment -- one of the key drivers has been the increased use of stock-based incentives. Even the stock market correction of the past year has not eliminated the overall positive impact from stock options.

The 'sweet spot'

While it is impossible to prove a cause and effect relationship, it seems clear that the considerable overhang increase did not impair the equity markets. However, stock options, like all scarce resources -- including financial and human capital -- must be allocated strategically by boards of directors for optimum usage. We call this optimum usage, or optimal overhang level, the "sweet spot." That is, some companies have too little (below optimal) overhang and some have too much (above optimal).

Stock option overhang can be high or low for several reasons with very different implications. First of all, poor-performing companies will have high overhang because they have large numbers of underwater options, which cannot be exercised. Conversely, high-performing companies could have low overhang since so many options have been exercised. While these arguments have merit, they are not the full explanation. In our study, we found that companies with a medium level of overhang had the highest average return to shareholders. Therefore option exercises, per se, cannot fully explain the level of overhang. Second, our research shows that high overhang precedes lower market returns, and not the other way around, as the exercise argument would predict.

When analyzing overhang growth during the 1990s, the evidence suggests that companies are beginning to manage overhang levels toward the sweet spot. From 1990 to 1995, overhang grew at an annualized rate of 11%, and from 1995-1997, 13%. Since then, overhang growth has slowed to 5% annually. Institutional investors may have begun to lose their taste for additional dilution and are pushing back on requests to increase stock options. Further, the marked slowdown

since 1997 has not been uniform. Companies that had high overhang compared to their industry peers in 1997 have decreased their overhang level since then, partially reflecting exercises and partly in order to reduce costs from potential dilution and excessive risk taking. Conversely, lower overhang firms tended to have experienced larger increases in overhang to take advantage of incentives to compete for talent.

The strongest argument to prove the significance of the elusive sweet spot is in examining its relationship with Tobin's Q -- which economists consider to be the best measure of how well a company creates economic value. (Tobin's Q is defined as the ratio between a company's market value and the replacement costs of its assets; it captures the stream of profits a firm is expected to generate in its future through the use of its financial, human, and intellectual capital.) Evidence from this analysis suggests that overhang tends to lead performance and that overhang has a stronger positive effect on Tobin's Q for companies with substantial R&D investment and very low capital intensity -- in other words, companies with more of their value in intellectual and human capital.

For example, the accompanying chart shows the optimal range of overhang in the technology sector (sample of 82 companies). The middle group has substantially higher performance than the lower or higher overhang groups.

Policy implications

In addition to understanding managing stock levels toward the sweet spot, boards of directors are urged to institute policies that balance stock options and stock ownership to provide the ideal stock-based incentive. There are inherent risks associated with excessive use of stock options to provide incentives because gains and losses are treated asymmetrically. Optionholders gain if the stock goes up but, unlike stockowners, they do not lose if the stock goes down. Options actually increase in value as the company becomes riskier -- creating an incentive to increase strategic risk and ultimately stock price volatility. This generally has a negative impact, especially when combined with greater earnings volatility.

There are many ways the management of a company may increase the risk of its business strategy that are difficult to detect. However, there are at least two visible indicators of these changes: acquisitions and payouts. Prior research (presented more fully in my book Value At the Top) on the relationship between executive pay and acquisitions, found that companies whose executives held large options grants relative to their stock ownership made poorer acquisitions that increased the volatility of their stock prices, relative to lower-option/higher-ownership companies.

Additionally, the increased use of stock options has had a significant impact on stock price volatility, dividend policy, stock repurchase activity and financial leverage. Over the same decade in which stock option overhang increased dramatically, dividend yields decreased dramatically, stock repurchase activity rose sharply, and both financial leverage and stock price volatility increased. Because higher stock price volatility generally makes managers less willing to own shares in their company, boards that are concerned with stock price volatility should strongly encourage executives to own shares. Fundamentally, there is nothing inherently wrong in reducing dividends or

increasing repurchases. In fact, they can be excellent policies. However, boards and shareholders need to be confident that their interests are aligned with management.

Three key factors

In summary, there are three key factors to consider when instituting compensation policies that affect overhang. First, there appears to be a strong correlation between the increased use of stock options and stock price -- that stock-based compensation links interests of employees and shareholders, urging employees to think more like owners. Secondly, the positive relationship between overhang and corporate performance declines after a certain point. Many companies appear to be judiciously managing their overhang levels toward this sweet spot. When examining pay policy and its implications for employees and stockholders, boards must work towards managing overhang toward their company's sweet spot -- determined by many factors, including the industry it's in and its R&D and human capital intensity.

Finally, the correct mix of stock options and stock ownership as incentive pay must be implemented with a thoughtful strategy in mind. The business philosophy behind stock incentive pay of any type is to positively reward managers for making decisions that are in the best interests of the shareholders and that align with the overall business strategy. Options must be managed carefully in order to discourage managers from making risky business decisions, causing stock price volatility.

Ira T. Kay is Practice Director, Compensation Consulting, for Watson Wyatt Worldwide. Based in the firm's New York office, he works closely with U.S. and international companies in developing annual and long-term incentive plans that increase shareholder value and help drive business, organizational and cultural change. Before joining Watson Wyatt in 1983, he was the managing director of the Executive Compensation Practice for The Hay Group. He is the author of two well-received books, CEO Pay and Shareholder Value: Helping the U.S. Win the Global Economic War [St. Lucie Press, 1998] and Value at the Top: Solutions to the Executive Compensation Crisis [HarperCollins, 1992], along with numerous research studies.

Technology Industry

Overhang Level	Median Overhang Level for Group	1999 Tobin's Q
Below Optimal	16%	2.0
Near Optimal	26%	2.4
Above Optimal	38%	1.4

Average opposition to stock plan

proposals in relation to the company's

total potential dilution

Dilution threshold	Number of proposals	Average opposition
0.0% to 4.9%	17	14.9
5.0% to 9.9%	39	13.2
10.0% to 14.9%	89	16.6
15.0% to 19.9%	85	19.2
20.0% and higher	107	29.0
All levels	337 *	20.7

(*)Number of proposals for which voting results were available.

How do you create stock ownership?

Other Watson Wyatt and academic research show that executive stock ownership -- and stack ownership guidelines -- have a positive impact on return to shareholders. We think one of the best ways to create stock ownership is via a management stock purchase plan or MSPP. An MSPP is a cost-effective way to encourage stock ownership by allowing executives to purchase company stock on a pre-tax basis from income that would otherwise be paid as base salary or bonus.

The advantage of an MSPP is that restricted stock has predictable and controllable accounting costs. The cost is equal to the discount at purchase, and it is spread over the restriction period. In addition, there are tax advantages to the employer.

With respect to plan design, purchases can be mandatory or voluntary, or a combination depending on executive stock ownership levels, firm culture, etc. Companies typically offer a 20% discount, which appeals to executives and shareholders. Typical plan features include:

Eligibility Limited to designated members of senior management

Discount Usually a 20% discount from the fair market value on the date of purchase.

Mandatory Purchase Participants could be required to use 25% of their bonus to purchase restricted stock.

Voluntary Purchase Participants are usually allowed to make voluntary purchases beyond mandatory levels, not to exceed 50% of their bonus.

Restriction/Vesting Purchases are usually restricted from sale for a period of 3 years.

Accounting Equal to discount at purchase, spread over restriction period.

Tax to Employer at Purchase No tax consequences upon purchase of restricted stock.

Tax to Employer at Lapse of Restrictions Employer receives a tax deduction when restrictions lapse.

Tax to Participant None.

Tax to Participant at Lapse of Restrictions Taxed on fair market value when restrictions lapse.

Ira T. Kay

Shareholder opposition to dilution

Ed. Note: The growing levels of investor concern over the growing levels of potential dilution from the widespread use of stock-based incentive plans was analyzed in Potential Dilution 2000, a report issued in February 2001 by the Investor Responsibility Research Center. "Every time you issue more stock, you dilute the voting power, as well as the earnings and assets per share, of the current shareholders," says Carol M. Bowie, director of corporate governance services for the IRRC, a Washington, D.C.-based organization that provides a range of research and advisory services. "you slice the pie into thinner pieces, and that's bound to cause concern among those sitting at the table." The following is an excerpt from the IRRC's 116-page study.

Companies with high levels of dilution may face stiff opposition from shareholders when seeking approval for stock-based incentive plans. Many institutional shareholders have guidelines to review or vote against plans when a company's total potential dilution exceeds 10% or 15%. Generally, companies with high potential dilution can expect greater opposition when presenting otherwise similar stock plan proposals to shareholders than companies with lower dilution.

Stock incentives have become a crucial element in the compensation packages of many companies. Stock-based awards are granted to executives, directors, consultants and a growing number of nonexecutive employees. Many corporations have adopted several incentive plans to accommodate the varying needs of plan participants. As a result, shareholders often must evaluate the total potential dilution of all company plans, since each plan evaluated on its own may create minimal potential dilution.

The correlation between higher levels of dilution and opposition to stock-based plans is illustrated in the accompanying table. In general, the higher the total potential dilution, the greater the opposition. However, voting opposition to stock plan-related proposals at companies with less than 5% total potential dilution is higher than at companies with between 5% and 9.9% dilution.

Many institutional investors apply voting guidelines and vote automatically against stock-based plans when company dilution exceeds 15%. Some institutional investors have revised their guidelines and now allow for exceptions that override the automatic vote against a stock-based plan at a specific dilution

level. TIAA-CREF, for example, votes generally against a stock-based plan proposal if the proposed shares create 15% or more dilution. However, the threshold increases to 20% for firms at the lower range of market capitalization and to 25% in the case of human capital-intensive industries.

This shift in voting policies can be demonstrated at the companies included in this study. **Shareholder** opposition to stock plan-related proposals is significantly higher when the total company **dilution** is 20% or higher. In 1999 and previous years, the significant difference in voting opposition began at total potential company **dilution** of 15% or higher.

In addition to concerns about excessive **dilution** levels, **shareholders** often oppose plans that permit the repricing of underwater options, the granting of options with a discount to the fair market value of the underlying stock on the date of grant and other contentious plan provisions. **Shareholders** also consider company performance when making voting decisions on stock plan-related proposals and are more likely to vote against a proposal if the company has been lacking good performance.

Stock option concerns: Letter from a shareholder

Ed. Note: One dimension of the debate raging over the use and abuse of stock options is the question of whether companies should be required to have shareholder approval of **stock option plans.** One concerned investor says "Yes." The following is a condensed version of a letter sent by Peter C. Clapman, senior vice president and chief counsel, Corporate Governance, of TIAA-CREF (Teachers Insurance and Annuity Association/College Retirement Equities Fund) to Robert Aber, senior vice president of the NASDAQ Stock Market Inc. When TIAA-CREF released the letter publicly on January 23, 2001, the pension system for education institutions had $ 285 billion in assets under management.

Dear Mr. Aber:

I am pleased to submit comments on behalf of TIAA-CREF as to the position NASDAQ should take on stock option proposals. We strongly urge NASDAQ to adopt listing standards that require **shareholder** approval for: (1) all option plans that include officers and directors, and (2) those option plans for other employees that would exceed a limited threshold of **dilution** as formulated by the NYSE Task Force after much study and conditionally approved by the NYSE. As you know, I was a member of the NYSE Task Force, which had fair representation of issuers and **investors.** NASDAQ should adopt requirements that in essence are identical to those of the NYSE and provide similar tests.

I wish to emphasize the importance of **shareholder** approval requirements for stock and **stock option plans. Shareholders** regard such approval as a necessary element of good corporate governance for several reasons:

* First, the **dilutive** impact of stock and **stock option plans** falls directly on current **shareholders,** making it imperative that **shareholders** as a group be able to determine appropriate limits on potential **dilution.**

* Second, officers and directors, who frequently are participants in stock plans including those that are broadly-based, need direct authority from **shareholders** given the element of self-interest involved for these individuals.

* Third, it is in the long-term interest of the corporation to require corporate officers to communicate and consult with shareholders on such plans, in order to maintain credibility in the investor community.

* Fourth, the shareholder approval requirement is an important source of discipline on managements and boards that may be tempted to rely excessively on **stock option plans**, particularly given that compensation in the form of options usually is not expensed under current accounting rules.

I would add that in formulating listing requirements, exchanges should not search for tests that limit voting to situations in which exchange officials guess that shareholders might vote against a plan. The opportunity to vote "For" is no less critical to good corporate governance than the opportunity to vote "Against." Companies can measure the extent to which shareholders are in accord with stock compensation policy and practice by the degree of unanimity with which holders vote for plans.

...[W]e strongly believe that company managements will find that the overwhelming majority of shareholders vote their shares responsibly and with an understanding of the particular company circumstances. The role of shareholders in this process, however, is critical in the interests of good corporate governance....

Sincerely,

Peter C. Clapman

IAC-CREATE-DATE: July 17, 2001

LOAD-DATE: July 18, 2001

Investor Relations Business March 19, 2001

March 19, 2001

LENGTH: 1272 words

HEADLINE: Dilution by Options Hits a New High: Investors Grow Concerned Over Stock Incentives' Squeeze on EPS

BYLINE: Editorial Staff

BODY:

Dilution of **stocks** due to equity-based **compensation** is growing steadily-and it's causing increasing levels of investor concern, according to a recent study.

Average potential dilution reached a high of 14.6% in 2000 for S&P 1500 companies, compared with 13.4% in 1999, the Investor Responsibility Research Center study found. The S&P 1500 comprises the S&P 500 large cap index, the S&P 400 mid cap index and S&P 600 small cap index.

"Dilution is a growing problem. Whether it gets worse depends on shareholders, since **stock option plans** are subject to shareholder approval. They're now paying closer attention to how they vote," IRRC Director of Corporate Governance Carol Bowie said. Ironically, most companies first introduced **stock option plans** because they were good for shareholders. But increasing levels of options suggests that companies are now going too far, she said.

"Investors' dilution-tolerance levels have risen because of the recognized benefit. They've now reached their tolerance levels," Bowie said.

Potential **dilution** is calculated by dividing the total number of **shares and options** reserved by a company for use in equity-based incentive and **compensation plans** by the total number of outstanding **shares.**

The S&P 500 exhibited the greatest increase in dilution. Large cap stock dilution currently stands at 13.1%, up from 11.4% in 1999. In 1995, stock dilution stood at the comparatively small 9.2%.

"Levels of dilution are higher at small caps, but the level of increase is higher in large caps. Small caps in their start-up phase use **options** as an incentive and **compensation** tool. What cash they have goes into building the business," Bowie said.

But **dilution** isn't the only worry for **shareholders.** In a separate study, but one that used IRRC's figures, Watson Wyatt Worldwide Practice Director of **Compensation** Consulting Ira Kay found that **options** lead to greater volatility because executives are motivated to take greater risks like engaging in aggressive acquisitions even though deals don't tend to create value for the buyer in the long run.

Unequal Alignment of Values

"Nobody's saying that there is anything nefarious going on, but stock options don't create an ideal alignment with shareholder value. Equity-based pay tends to work better. Performance is better in companies where share ownership is high," Kay said.

Another problem with potential dilution-also called "overhang"-is that it leads to actual dilution, bringing down investors' earnings, he said.

"Exercised options increase the amount of outstanding shares, which reduces earnings-per-share, so what companies do is buy back shares on the open market, which keeps the number of outstanding shares the same," Kay said.

The problem is that the more stock options there are, the greater the number of shares that have to be bought back to keep investors happy with the EPS number.

"Options motivate executives to buy back too many shares. They take on excessive debt which leads to volatility," Kay said.

It isn't easy to explain the high growth in the number of options programs at large-cap companies because they have less potential for growth. As a result, many large caps aren't replacing cash pay with equity compensation-they're just bolstering cash pay with a little extra.

"For companies, it comes down to a cost/benefit issue. Options are incentivizing, so shareholders argued for it. In an ideal world, cash pay is de-emphasized in favor of equity-based compensation. In the S&P 500, cash pay isn't being diminished-options are being added. Investors don't want this," Bowie said.

The study said that investors don't seem to get too riled until potential **dilution** hits the 10% to 15% mark-at which point the topic is likely to come up at **shareholder** meetings.

Of the 337 **stock option plans** put before shareholders last year, all but one was passed. However, shareholder opposition hit a sizable 20.7% average, with 25 proposals receiving a "no" vote of 40% or more. In previous years, shareholder opposition was not so high, with an average 17.4% "no" vote in 1997, the study said.

"Very few proposals to introduce stock options actually fail, but "no" votes were significantly higher. Most shareholders tend to vote with management and many plans are beneficial to shareholders. They won't start turning down proposals, but the proportion of "no" votes is increasing," Bowie said.

The figures begin to show a clearer picture when they're broken down. It isn't so much that investors are against stock options-they aren't-but they get upset when options start to impact dilution.

Levels of Discomfort

For example, 17 companies proposed **options plans** that would lead to no more than a potential dilution of 5%, and received 15% "no" votes on the proposal.

The anomaly of the group, the 37 companies proposing **options plans** causing potential dilution of less than 10%, received only 13% "no" votes.

The numbers really start picking up in the 10% to 20% potential dilution bracket. There was

16.6% opposition on average for the 89 companies shooting for potential **dilution** of less than 15% and the 85 proposals for plans causing under 20% potential **dilution** were opposed by 19.2% of **shareholders.** The 107 companies predicting potential **dilution** above 20% were opposed by 29% of **shareholders,** a significant figure, Bowie said.

"At companies with lower dilution, I suspect that the issue would be more likely a repricing clause. The comfort zone for investors is clearly 5% to 10%," she said.

The dilutive effect of stock options has begun to attract attention not just from investors, but from the Securities and Exchange Commission, the New York Stock Exchange and Nasdaq.

Current rules exempt **stock**-based incentive **plans** from having to receive shareholder approval if they are sufficiently broad-based-that is, if the majority of participants are rank-and-file employees.

New Model in the Works

A new model proposed by the NYSE and under examination by the SEC would require **shareholder** approval of all plans that exceed certain **dilution** thresholds. Nasdaq is currently soliciting comments from its members on the same proposal.

The SEC wants to increase and clarify the number of shares in these plans

At 24.2%, the technology sector is the largest user of **stock options as compensation** partly because they have less cash with which to attract and retain key employees. In fact, the spectacular wealth created by **stock option plans** at high profile technology companies in the late 1990s was a key factor in the spread of such **plans.**

Average dilution is even higher in certain industries within the technology sector. Companies in the software and computer services industries had the highest potential dilution at 33.5%. Across all industries, eleven companies bore potential dilution levels of more than 50%.

Although dilution is increasing the fastest in S&P 500 companies, actual average dilution in small cap and mid cap companies is proportionally higher. While mid caps have an average 13.1% dilution as a result of **stock option plans,** small caps hit as high as 16.8%.

One alternative is for companies to start replacing options with equity-based pay-certainly something that the institutions are pushing for, according to Kay. An added bonus is that as employees exercise their options, dilution will start to fall.

"Over time, rising potential dilution certainly hasn't hurt the economy, but individual companies can have too much or too little of a good thing. Even though stock options are helpful, they should be balanced by direct ownership programs," Kay said.

LOAD-DATE: March 19, 2001

Source: All Sources > Market & Industry > By Industry & Topic > Business Services > **Securities Data Publishing**
Terms: **(stock or option) /s (compensation or plan) & (dilut! /s share!)** (Edit Search)
View: Full
Date/Time: Thursday, February 7, 2002 - 1:06 PM EST

02/25/2001

MARKET WATCH

GRETCHEN MORGENSON

A Benefit For the Few Weighs On Many

SHAREHOLDERS of technology stocks have been battered by earnings shortfalls at their favorite companies and by day-late downgrades from brokerage analysts. But a third element is at work in the current devastation of tech stocks, one that's less obvious but every bit as powerful. It is the ill effect on shareholders of enormous stock-option grants.

Ira Kay, national director of compensation consulting at Watson Wyatt Worldwide, thinks corporate America's stock-option binge of recent years is a big contributor to the Nasdaq plunge. "There are many factors going into the dramatic declines in the stock market," he said, "but it can't have helped the tech sector that so many companies had 40 percent or more of their shares reserved for stock options."

Mr. Kay bases his view on the results of a recent study by Watson Wyatt. It found that, even before the Nasdaq fall, companies making the biggest option grants produced lower total returns to shareholders and higher levels of stock price volatility. The study, which examined option grants and stock price moves at 850 of the nation's largest companies, concluded that the heavy use of stock options had motivated executives to pursue riskier business strategies, like adding debt and making high-priced stock buybacks. These moves produced bigger swings in the share prices, which are not in the best interests of stockholders.

Stock options became an addiction in the 1990's. Companies liked them because they did not have to be counted as an employee expense and they made earnings look better than they really were. Employees liked them because they seemed to be the path to riches.

But options have a hidden cost: The more there are, the less valuable the underlying stock becomes, because options increase the number of shares that must compete for a company's earnings. This lowers earnings per share.

The Watson Wyatt study examined the number of option grants made and future ones planned at each company. Then it compared these figures with the number of shares outstanding. Companies with a high percentage of unexercised options have option overhang.

The overhang has surged in recent years, Mr. Kay said. The average overhang for the 850 companies surveyed stood at 13 percent of outstanding shares, according to the latest figures, up from 9.2 percent in 1995. Volatility among these companies' stocks averaged 17.2 percent, up from 12.7 percent.

Technology companies have the greatest overhang, devoting an average of 23 percent of shares outstanding to option grants. That is double the percentage found in sectors like financial institutions and makers of consumer goods. The only sector that approached technology in overhang was health care, with a 17 percent average.


Overextended
Option grants as a % of shares outstanding
Sector
Technology
23%
Health care
17
Consumer cyclicals
14
Transportation
14
Financials
13

In 1998 and 1999, companies with the highest growth in option overhang produced much lower total returns to shareholders than those with slower option growth. The biggest grantors returned 7.4 percent, while the smallest returned 14.3 percent. Companies with medium overhang showed 17.8 percent gains over the two years.

Now, the bill for all those options is coming due. As it becomes clearer to shareholders that options exacerbated their stocks' declines, perhaps executives at companies with option excesses will be forced to rethink their strategy.

Mr. Kay said companies should encourage outright stock ownership instead of options. Companies that do so show higher returns to shareholders, have less volatile shares and pursue more balanced stock repurchases.

"When the Nasdaq rout ends, companies with the largest overhang will have corrected more than middle- and lower-overhang companies," Mr. Kay said. "It will be one of the explanatory factors."

Executives thought that stock options meant having their cake and eating it too. Now comes the indigestion, for them and their shareholders. □

21ST STORY of Level 1 printed in FULL format.

Electronic News

February 12, 2001

SECTION: COLUMN; Pg. 12

LENGTH: 592 words

HEADLINE: Are Tech Stocks Losing Value?;
Employee incentives might deter investors

BYLINE: Marie Eve Demers

BODY:

For the last decade, companies have made extensive use of **stock option plans** to attract and retain employees.

This widespread strategy has resulted in increasing levels of stock **dilution** and has raised **investor** concerns, according to a recent study by the **Investor** Responsibility Research Center (IRRC), a **shareholder** research and advisory service based in Washington, D.C.

Until recently, stock options were perceived positively by **investors** because they deliver rewards based on how much a company's share price increases, said Carol M. Bowie, IRRC's director of corporate governance services (See related story, "Options Beyond Stock".) However, the exercise of stock options distributes a company's voting power, earnings, and assets over a larger number of shares, thus **diluting** each **shareholder's** stake correspondingly, the study said.

The dilution of companies' stocks has been growing over the last few years (see chart below), thus raising the question of whether regulations should be instituted to limit the number of shares that can be offered as employee incentives.

According to the IRRC's figures, S&P 1,500 companies had an average potential dilution of 14.6 percent in 2000, compared with 13.4 percent in 1999. S&P 500 companies show even more of a dramatic upward trend, with average potential dilution jumping to 13.1 percent last year, up from 11.4 percent in 1999 and just 9.2 percent in 1995.

The high-tech industry has been reported as the most potentially diluted sector at 24.2 percent. Computer software and services companies registered the highest average potential dilution at 33.5 percent.

"Indeed, the spectacular wealth created through stock-based compensation at certain high-profile technology companies during the late 1990s was a key factor in the spread of such compensation plans," the IRRC reported. The downside of this trend is excessive dilution levels.

Gateway Inc., San Diego, is listed sixth in the S&P 1,500 companies with a total potential **dilution** of 69.9 percent. According to IRRC findings, Gateway (nyse: GTW) at its annual meeting in May adopted a new **stock option plan** that reserved an initial 16 million shares for award to employees. **Shareholder** approval of this **stock option plan** quadrupled the company's 1999 **dilution** level of 15.1 percent to 69.9 percent.

Ted Waitt, chairman and chief executive officer of Gateway, owns 31.8 percent of the company's shares. About 90 percent of companies included in the study granted options to their five highest-paid executive officers. In 2000, companies awarded on average 14.5 percent of the total options to their top five executives.

Also ranking highly on the list is SONICblue Inc., Santa Clara, Calif., at the 10th spot. The company -- formerly known as S3 Inc. -- has a total potential of **dilution** of 50.9 percent.

"Total potential **dilution** levels above 10 to 15 percent tend to trigger **investor** concern -- and opposition at **shareholder** meetings," Bowie said. Current regulations generally exempt stock-based incentive plans from **shareholder** approval if these plans are sufficiently broad-based, the report stated. However the term "broad-based" has yet to be clearly defined.

The Securities and Exchange Commission, the New York Stock Exchange and the Nasdaq currently are investigating the **dilution** dilemma. The NYSE already has proposed a new regulation--which is currently under review by the SEC--that would require shareholder approval of plans that surpass a predetermined dilution level.

Related link: www.irrc.org

LOAD-DATE: February 20, 2001

14TH STORY of Level 1 printed in FULL format.

PR Newswire

February 7, 2001, Wednesday

SECTION: FINANCIAL NEWS

DISTRIBUTION: TO BUSINESS EDITOR

LENGTH: 1101 words

HEADLINE: TIAA-CREF Urges Nasdaq, **NYSE** to Require Shareholder Approval of Option Plans; Other 2001 Corporate Governance Initiatives Also Announced

DATELINE: NEW YORK, Feb. 7

BODY:

TIAA-CREF, the premier pension system for education and research institutions, today publicly urged Nasdaq as well as the **NYSE** to require shareholder approval of **stock option plans,** with limited and clearly defined exceptions. TIAA-CREF acted in response to Nasdaq's recent request for comment on a possible rule along the lines of one already developed by a **NYSE task force** to address this issue. (See media contacts at the end of this release if you're interested in receiving a copy of a letter from TIAA-CREF to Nasdaq.)

TIAA-CREF believes the proposed **NYSE** rule would satisfy reasonable investor concerns about the current broad loophole allowing some companies to avoid shareholder approval for some plans that vitally affect shareholders. The **NYSE** has said it would not move forward on the rule change unless Nasdaq adopts substantially the same rule.

"It is imperative that Nasdaq move forward to require shareholder approval for: (1) all option plans that include officers and directors; and (2) those option plans for other employees that would exceed a limited threshold of dilution as formulated by the **NYSE Task Force,**" said Peter C. Clapman, TIAA-CREF Senior Vice President and Chief Counsel, Corporate Governance, during a media briefing today. He served on the **task force,** which had a broad representation of corporations and institutional investors.

Shareholder Resolutions and Other Initiatives

TIAA-CREF's shareholder resolution efforts for the spring 2001 proxy season include submission of a resolution concerning shareholder rights plans (or poison pills) to 14 companies, and one on board independence to four companies. In addition, TIAA-CREF has implemented a new initiative to address global corporate governance issues, primarily focusing initially on Western Europe and including direct engagement of companies. "Since TIAA-CREF has a substantial portfolio invested abroad, we believe that it is important to address corporate governance issues that may adversely impact the value of these investments," said Clapman. "We are finding increased signs that government and market professionals in various markets appreciate that better corporate governance serves their interests as well as those of global investors like TIAA-CREF."

In its shareholder resolution efforts in the United States, TIAA-CREF is continuing its efforts to eradicate so-called "dead hand" poison pills at non-Delaware companies. Poison pills (or shareholder rights plans) with dead

hand provisions enable current boards to block future takeovers and to remove discretion from new dissident directors who may be elected by shareholders. Delaware courts invalidated such provisions, which many observers regard as abusive, in 1998, but the law is unsettled in most other states.

In the 2001 cycle, TIAA-CREF has approached 22 companies on this issue, 14 of which have complied with requests to remove dead hand provisions. Agreement was reached with eight of these companies before it became necessary to file a resolution with them. At six others, resolutions have been withdrawn. Resolutions are pending at seven companies. After discussions with one other company, TIAA-CREF withdrew the resolution after determining that the company's dead hand provision was innocuous.

Imminent Victory Against Dead Hand Poison Pills Part of Long-Term Success

Aside from that company, since TIAA-CREF began this effort in 1998, 51 of 60 corporations approached by the organization have amended their poison pills to remove dead hand provisions, or have removed their pills altogether; the issue became moot at two other companies that were acquired. TIAA-CREF is optimistic that most or all of the seven remaining companies also will amend the poison pills, making it possible that no resolutions will come to votes. "We are pleased with the success of this effort, particularly the fact that virtually no companies now are adopting poison pills with dead hand provisions," said Clapman. "This particularly offensive takeover defense is disappearing from the scene, and we are close to declaring victory in our efforts to completely remove them."

TIAA-CREF submitted fewer board independence resolutions for 2001 than for last year. "This is not because of any diminution of effort, but rather because of the cycle of discussions with companies," said Clapman. TIAA-CREF generally seeks to engage corporate officials at a given company in quiet discussions about the independence and vitality of its board, as well as board structure and processes, long before submitting shareholder resolutions. "Usually, we are satisfied when we learn that the boards are taking steps to enhance their independence and effectiveness. Consequently, we do not feel it necessary to file shareholder resolutions in such situations," said Clapman. Of the four resolutions submitted for spring 2001 meetings, two have already been withdrawn because of important steps taken by the targeted companies to enhance board independence. TIAA-CREF expects to have active discussions in the first part of this year with about 25 companies on issues related to board independence and diligent oversight of company actions.

TIAA-CREF was pleased that a board independence resolution it submitted to ICN Pharmaceuticals, which came to a vote in December, received support from 59.6% of shares voted. "We consider it a decisive victory," said Clapman. ICN said before the vote that it would no longer use board members as paid consultants. TIAA-CREF decided not to resubmit the proposal for 2001, given that change and pending action by ICN to break itself up into three separate components.

TIAA-CREF is a leading financial services organization with approximately $285 billion in assets under management. In addition to being the premier pension system for education and research institutions, TIAA-CREF offers mutual funds, annuities, and trust services to the general public, and is the leading manager of state-sponsored college savings programs.

For more information, contact Tom Pinto, TIAA-CREF Media Relations Director, 212-916-5986, tpinto£tiaa-cref.org; or Patrick Connor, TIAA-CREF Media Relations Officer, 212-916-5769; pconnor£tiaa-cref.org.

SOURCE TIAA-CREF

CONTACT: Tom Pinto, Media Relations Director, 212-916-5986, or tpintoftiaa-cref.org, or Patrick Connor, Media Relations Officer, 212-916-5769, or pconnorftiaa-cref.org, both of TIAA-CREF

URL: http://www.prnewswire.com

LOAD-DATE: February 8, 2001

15TH STORY of Level 1 printed in FULL format.

Chicago Tribune

January 28, 2001 Sunday, CHICAGOLAND FINAL EDITION

SECTION: Business; Pg. 3; ZONE: C; On personal finance.

LENGTH: 844 words

HEADLINE: OUTGOING SEC CHIEF URGES SHAREHOLDER SAY ON STOCK GRANTS

BYLINE: Kathy Kristof, Tribune Media Services.

BODY:

Arthur Levitt is trying to rally public support for a plan to give shareholders a say in how their companies dole out stock-option grants--the lucrative deals that can provide a windfall for corporate insiders at what some say is the expense of stockholders.

This isn't a new issue for Levitt, the outgoing chairman of the Securities and Exchange Commission and a leading advocate for investor rights. He's been lobbying for rule changes at the major stock exchanges that would require a **shareholder vote** on employee **stock-option plans** that are particularly costly to existing stockholders.

But now he's asking shareholders to help. Whether you call, write, fax or e-mail, make your voice heard in the debate over so-called shareholder dilution rules, he says. The value of your investments are at stake.

"It goes to the credibility of our markets," Levitt said in a recent interview. "It's shareholders' money. To make a grant of their money to executives without shareholder approval is just plain wrong."

Critics such as Levitt contend that employee **stock-option plans,** which give executives the right to buy their companies' shares at a set price in the future, are becoming so generous that they're eroding the value of publicly held shares. Because of a glitch in U.S. securities laws, shareholders often don't get to vote on these plans.

Any plan that is "broad-based," in other words any plan open to a wide swath of employees rather than just to top managers, can be approved by company directors without a **shareholder vote.**

Option advocates argue that option grants are needed to attract and keep valued employees. Since the value of an option is ultimately tied to stock performance, they note, options are a valid form of performance-based compensation.

Precisely how much shareholders are affected by stock-option grants is debatable. However, there is no debate on one issue: To satisfy option holders, companies sell millions of new shares at discount prices each year, diluting the value of existing shares.

"You may not be able to tell precisely how much of your wealth is being transferred, but don't be fooled; it is occurring," said Nell Minow, editor and founder of the Corporate Library, a Web-based service that tracks corporate employment agreements at major corporations.

Almost everyone is in favor of some stock-option-based compensation. The dispute is over how much stock is reasonable and whether shareholders should be able to veto plans they deem excessive.

For the last five years, a **shareholder vote** has not been required for certain types of broad-based **stock-option plans,** largely because of rule changes at both the SEC and the major stock exchanges. Plans that are open only to top managers must be put to a vote. Increasingly, companies are tossing out executive stock plans and passing broad-based plans to get around the voting requirement.

How costly are these plans to shareholders? A recent study by benefits consulting firm Watson Wyatt Worldwide found that the average corporate **stock-option plan** dilutes the voting clout of existing shareholders by 13 percent. In the technology industry, the reduction is roughly 23 percent.

What the dilution costs individual investors in dollars is tough to calculate. But institutional investors such as banks and mutual funds say the cost is high enough to require shareholder oversight.

"Our members don't want to micromanage pay levels, but we do want to make sure that there is adequate disclosure and that shareholders have adequate protection to look over these plans," said Ann Yerger, director of research for the Council of Institutional Investors in Washington, D.C. "The dilution levels of these plans have exploded over the past several years."

At the urging of incensed institutional investors, including mutual fund giants such as TIAA-CREF and Fidelity Investments, the New York Stock Exchange agreed that it would reinstate rules requiring that shareholders be allowed to vote on some option plans, such as those that include top officers and those that cause significant dilution to public shareholders.

However, the NYSE is willing to impose the rule only if its main competitor, the Nasdaq, imposes similar requirements.

Nasdaq, home of many option-happy technology companies, has resisted. But last month Nasdaq asked member companies to comment on a version of the NYSE stock-option proposal.

The comment period is just starting, but many Nasdaq members, particularly tech companies, say they're opposed to additional shareholder oversight.

"Stock options are a vital ingredient to the strategy of a high-tech company," said Anthony R. Muller, executive vice president and chief financial officer of JDS Uniphase in San Jose, Calif. "We are all seeking to maximize stockholder value."

Nasdaq says it welcomes Levitt's call for shareholder input.

"What's at stake is the rightful balance between shareholder and management interests and, in the end, public confidence," said Nasdaq spokesman Scott Peterson.

Your Money.

LOAD-DATE: February 13, 2001

Survey

Called to account: Stock options and pooling can damage shareholders' wallets

01/27/2001
The Economist

"THERE is no rationale for not treating **stock options** as an expense. Except that if you did, it would have a greater impact than Greenspan resigning, the election and another financial crisis rolled into one." Thus a senior figure at a large investment bank, many of whose high-tech clients pay their people mostly in options. Why such a big impact? Because it would trigger a huge fall in corporate profits and individual wealth.

Stock options are controversial in all sorts of ways, not just because of their accounting treatment. Start with the reason why they are granted to a firm's employees in the first place. The idea is that they align the interests of managers with those of their shareholders. Handing options to managers, the theory goes, means that they will want to see share prices rise, just as shareholders do.

Given the vast sums that managers make from **stock options**, it is a little surprising to find that companies which grant options do not appear to perform any better than those that do not. According to a study by Harvard Business School, "Results indicate that no aspect of a company's pay-plan design predicts the company's performance." Instead, "The primary reason for linking executive pay to performance may be to provide 'cover' for huge payouts to senior management."

In fact, it is possible to argue that share options provide an incentive to managers that is diametrically opposed to the long-term interests of shareholders. The main reason is that **stock options** leave recipients free to buy or not to buy. If things go swimmingly, they will; if something goes wrong, they are free to pass, whereas shareholders may have to sell at a loss. Managers with options thus have every incentive to shoot for the moon - especially if the remuneration committee reprices the options when a company's shares fall sharply, a practice that the Financial Accounting Standards Board (FASB) is trying to clamp down on. Regardless of whether they provide the right sort of incentive, companies are dishing out options ever more willingly. Of 350 companies surveyed by William Mercer, a consultancy, 93% reward their directors with stock incentives; in 1992, only 63% did.

Since **stock options** are used as a form of payment, it is hard to see why they should not be treated as an expense. Warren Buffett, a revered investor, famously asked: "If **stock options** aren't a form of compensation, what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world do they go?"

All the facts seem to suggest that **stock options** should be included in the profit-and-loss account (called the income statement in America). They are issued every year. The tax authorities treat them as tax-deductible expenses. According to the rules, liabilities should be recorded in the year in which they are incurred. There is a robust way of pricing options, first developed in 1973 by two economists, Fischer Black and Myron Scholes. And a financial institution that sold options would invariably record and hedge them at the time when they are written. Yet the FASB ran into fierce opposition from Silicon Valley when it tried a few years ago to change the rules so that options would be treated as an expense. Why the fuss?

The main argument advanced for not putting options into the profit-and-loss account is perfectly simple: to do so would cost American companies too much. "A number of technology companies - most of the Silicon Valley companies - had company-wide option plans. For them the expenses would have been huge," says a member of the FASB. And Silicon Valley, it turned out, had more clout in Washington than the FASB.

The effects of not recording options on the profit-and-loss account are huge. Just look at Microsoft. From 1991 until June of last year, its outstanding shares increased from 4.2 billion to 5.3 billion. Over the same period it issued about 1.6 billion new shares under its share-option scheme and bought back 677m, which cost it $16.2 billion. That figure did not, at any time, appear as an expense in Microsoft's profit-and-loss account. Even so, the company was able to claim tax relief to the tune of $12 billion on the options that were exercised. Over the past three years, Microsoft has paid only $2.8 billion in taxes.

Smithers & Co., which has crunched the numbers for America's biggest companies, found that if options had been properly accounted for at the time when they were granted, the profits of large listed companies in 1998 would have been two-thirds lower. The recurring cost of options to American companies were they to be immunised would be about 20% of profits. As hardly any of them do immunise their stock-option programmes (by buying equal and offsetting options), and were therefore exposed to rising share prices, their true profits, on a full-cost accounting

measure, were only 37% of those published, according to Smithers.

This is not fanciful stuff. A study by Nellie Liang and Steven Sharpe, two economists at the Federal Reserve, was quoted by the bank's boss, Alan Greenspan, in a speech to central bankers. It estimates that **stock options** have added, on average, 1.5% a year to the growth of corporate profits, and that they were worth 10.5% of stated profits in 1998, up from 4% of profits in 1994. Given the dramatic rise in the stockmarket in 1999, the figures were doubtless higher in that year. Moreover, the two economists point out, "Because the cost of employee stock-option grants generally is not accounted for in companies' income statements, their growing importance has also created distortions in earnings-based valuation measures such as price-earnings ratios."

However, the effect varies between industries. In IT, option costs amounted to about three times published net profits. According to Smithers, had Microsoft accounted for its options properly, in 1998 it would have made not a profit of $4.5 billion, as its accounts showed, but a loss of $17.8 billion.

So if options are a real expense, where does the money come from? The answer is: directly from the balance sheet, in one of two ways, both of which do tangible harm to shareholders. When employees exercise their share options, the company concerned can do one of two things. The first is to buy its own shares in the market. However, if it does, shareholders lose out: the cost to the company of buying its shares in the market is higher, sometimes much higher, than the price at which they must sell them to employees. There is "a wealth transfer from shareholders to employees, which will be especially large following periods of unusual stockmarket gains," write the two Federal Reserve economists.

Second, if companies do not buy their shares back, there is only one alternative: to issue more shares. This "dilutes" the holdings of existing shareholders; they end up owning a smaller proportion of a bigger pie. Moreover, if the number of shares rises, then to achieve the same earnings per share, companies must increase their profits more.

So **stock options** have a real, and large, economic effect. If they did not, says Jim Chanos, of Kynikos Associates, a hedge fund, "Why do people fight so hard to get them, and why did companies fight so hard in Congress?" After a long battle, in 1995 the FASB at last managed to get companies to include the options granted in the footnotes to their accounts. But as one of its members says: "Footnotes are unsatisfactory. They should go into the income statement." And the chances of that happening in the near future? "Zero," he replies.

There is another popular accounting device that has flattered companies' profits, again by apparently reducing costs: so-called "pooling of interest". Unlike **stock options**, however, pooling is likely to be scrapped early this year. Not before time, for pooling, too, produces some odd distortions and allows companies to mislead shareholders about their profitability.

There are two ways of accounting for the purchase of another company. The first is to use purchase accounting. If a company uses this method, it has to write off the goodwill - the difference between the purchase price and the assets of the acquired firm - over a period of years.

If, on the other hand, it uses pooling, goodwill is left out of the accounts altogether. All the company does is to record the cost of the acquired firm's assets. So if company A buys company B for $100m, and company B has only $5m in assets, only that $5m is recorded, even though $100m has actually been paid. The rest - $95m - does not appear on the balance sheet.

The incentive is clear enough: the return on the money invested appears to be much higher, because it is calculated on a much smaller base. But the effects can be bizarre. Take the above example. If company A then sells company B for $25m, under pooling, it would actually record a $20m profit rather than a $75m loss.

Cisco, that bellwether growth company, is one that sceptical accountants love to get their teeth into. There is no doubt that the company is growing. What is more doubtful, given its stock-option programme and its questionable use of pooling, is whether that growth benefits its shareholders. Abraham Briloff, a professor of accounting at Baruch College, New York, analysed the company for Barron's, a financial weekly. In the financial year that ended in July 2000, the firm bought 12 other companies at a cost of $16 billion, all of them paid for with its shares. Five of these purchases, worth some $1.2 billion (though showing up as a cost of $1m), were not thought important enough to have to restate its previous year's profits. The other seven, for which Cisco paid a total of $14.8 billion, were recorded as costing a mere $133m.

Thus, thanks to pooling, did $16 billion-worth of acquisitions turn into $134m-worth of costs. Moreover, argues Jim Grant of Grant's Interest Rate Observer, if the dilution for previous years had been correctly calculated, earnings per share would not have shown a rise from 29 cents to 36 cents, but, thanks partly to its prolific shares issuance, would

have started and finished at 31 cents.

Silicon Valley, once again, has kicked up an almighty fuss about scrapping pooling, complaining that such a move would make it too costly to do deals. This time, however, the FASB seems to be holding firm, not least because it wants the costs of a takeover to be recorded accurately. "What is it really saying, that if I have to report the price I can't afford to do the deal?", asks one FASB member.

The effects of scrapping pooling are likely to be twofold. For a start, because pooling, like **stock options**, flatters reported profits, firms' managers will have to work harder to increase their earnings per share. Second, America's mergers-and-acquisitions boom will slow, perhaps dramatically. Shareholders should rejoice at both.

POINT OF VIEW: Levitt Goes Too Far On Stock Options
By Neal Lipschutz

01/18/2001
Dow Jones News Service

A Dow Jones Newswires Column

NEW YORK -(Dow Jones)- Arthur Levitt is determined not to exit quietly from his longest-ever tenure at the helm of the Securities and Exchange Commission.

Among the flurry of last-minute interviews and initiatives came a plea last week from Levitt for comment on proposals that would change the way publicly traded companies institute **stock options** programs.

If Levitt's desires reach eventual fruition, it will be one case where this champion of the individual investor needlessly tangles companies in too much regulation.

On the whole, from Regulation Fair Disclosure to his battle with accounting firms over their roles as auditors and advisors to the introduction of easier-to-understand prospectuses, Levitt has been on target in offering ideas to bolster investor protection and common-sense fairness in financial markets without unduly burdening public companies and market professionals.

Certainly there will be found among corporate officers, Wall Street analysts and accounting firm partners those who would strongly take issue with the above statement, arguing that much of the pro-active changes on Levitt's watch amounted to over-regulation.

But Levitt is not guilty of possessing too heavy a regulatory hand. His proposals have been prudent in the face of the revolution that brought millions of new investors to America's financial markets. Given this broad democratization, the importance of integrity in market practices and the accuracy of corporate financial statements can't be overstated. As a result, the confidence investors have in the fairness of markets has been significantly bolstered by Levitt.

Levitt is pushing for another reform that at first glance seems to fall into the same category as many earlier proposals. Again he cites "fundamental fairness" as the motive for the program. But in the case of **stock options,** the proposals add more regulation than is needed and also exaggerate most shareholders' desire for involvement in core corporate management functions.

At issue are the rules of the New York Stock Exchange and the Nasdaq Stock Market related to when listed companies must get shareholder approval to implement a plan that grants stock or **stock options** to officers or other groups of employees.

To oversimplify, the rules now allow a company to grant **stock** or **options** to officers and directors without a shareholder vote if at least one-half of the shares or options in the program go to employees who are not officers or directors.

Such "broadly based" plans have long been exempt from the need for a holder vote because of the belief that "any potential concerns regarding preferential treatment of officers or directors would be mitigated if the plan was broadly available to the company's employees," according to a New York Stock Exchange task force report on the issue.

It is a policy that still makes sense, especially when combined with the oversight of such plans by corporate boards of directors. If any issue seems to fall clearly under the auspices of a company's board, it would seem to be a **stock options** compensation plan.

In addition, many even "broadly based" **stock options** plans are already reportedly offered for shareholder approval.

Smaller Companies Would Face Biggest Burden

But Levitt isn't satisfied. In his recent letter urging "prominent institutional and individual investors and investor advocates" to comment to Nasdaq on proposed new rules in the area, the SEC chief said: "Fundamental fairness requires that shareholders have the ability to approve **stock options** plans that include option grants for officers and directors. In addition, shareholder approval of any plan that materially dilutes their ownership interest is a matter of basic corporate fairness."

The NYSE already has a proposal to change its rules. The proposals, among other things, would end the "broadly based" exemption to a holder vote and would require shareholder approval of plans when officers and directors participate, except in some cases, including a job offer or a corporate acquisition. Some other stock plans would also require shareholder votes, under the proposed NYSE rules, even if no officers or directors were involved because of the dilution involved.

The NYSE doesn't want to implement its changes until there are similar changes made by Nasdaq. The Nasdaq has set Feb. 5 for the comment deadline on these issues.

Imagine the burden for companies, especially smaller ones, to have to set full shareholder votes on such widely used compensation programs. It would be expensive in many cases to get the requisite interest in the vote, even among institutional holders. It would also hurt corporate flexibility in a dynamic economy.

Sure there's been a lot of hoopla about huge options grants at some companies to top officials. Yes, corporate boards are nowhere near perfect and even independent board members can feel allegiance to the management that nominated them in the first place.

But to mandate holder votes whenever a company wants to put a **stock options** plan in place would strip important powers from boards. If holders are unhappy with the **stock options** compensation programs approved by boards of directors, they already have some recourse, including voting independent board members out of office.

In this case, Levitt's concept of increased fairness for shareholders likely would just result in more red tape and higher costs for companies. -By Neal Lipschutz, Dow Jones Newswires, 201 938 5152 -neal.lipschutz@dowjones.com

Towers Perrin Says More Companies are Using Stock Options to Attract and Retain Employees; 'New Economy' Practice Now Affecting 'Old Economy Companies'

01/16/2001
Business Wire

NEW YORK--(BUSINESS WIRE)--Jan. 16, 2001--

Info Tech Pros, Lawyers and MBAs Join Execs

in Getting Options to Jump Ship...Or Stay Put

The war for executive and skilled professional talent in a tight labor market has led growing numbers of companies to offer options to their newest employees, according to proprietary marketplace research conducted by the management consulting firm Towers Perrin.

Special option grants were awarded to newly hired senior managers in nearly 75% of close to 200 participating U.S. companies with nonfinancial company median revenues of $3 billion and financial company median assets of $24 billion. Almost two-fifths of the companies making up-front grants do so as a part of routine granting policy, with the remainder making awards on a case-by-case basis.

"What's most interesting and relevant about these findings is that we discovered companies across a broad spectrum of industries use recruitment grants to attract top talent," said Ted Jarvis, a Towers Perrin consultant and an executive compensation specialist. "This counters conventional wisdom that the practice is heavily concentrated in technology and Internet companies.

"The expectation that the lion's share of recruitment grants is going to top senior managers also wasn't the case, particularly in industries where the competition for those with specialized skills is fierce, such as in the info tech industry," added Jarvis.

The data show 44% of companies made special stock-based grants to professionals in high demand. Unlike senior manager recruitment grants, most grants to this group were made on a case-by-case basis.

Companies using options to lure employees away from current jobs also are increasingly likely to utilize so-called "retention grants" to prevent their own employees from moving. Almost half of the companies in Towers Perrin's survey have made stock-based retention grants above normal levels to one or more individuals during the past three years.

Ninety-three percent of these companies furnished retention grants to executives, frequently as a result of mergers or acquisitions, or sometimes to match competing job offers. Fourteen percent made special stock grants to one or more executives in connection with a corporate relocation.

Sixty-six percent of companies that made stock-based retention awards reported grants to non-executives, with nearly half of those to meet a competing job offer. Thirty-six percent cited a merger or acquisition, while 7% cited corporate relocation.

"The choices companies make in the awarding of **stock options** depend on each employer's compensation philosophy, desired competitive positioning, reward strategy, and recruiting and retention needs," said Jarvis. "The increasing prevalence of these awards is a marketplace certainty, however, which makes careful and well-implemented strategic administration an increasingly important aspect of effective management."

Towers Perrin is one of the world's largest management and human resource consulting firms. It helps organizations improve performance and manage their investment in people, advising them on human resource strategy and management, organizational effectiveness, compensation, benefits and communications. The firm has nearly 9,000 employees and 78 offices in 74 cities worldwide.

CONTACT: Towers Perrin Robert M. McGee, 914/745-4179 mcgeerm@towers.com

08:02 EST JANUARY 16, 2001

Investor Relations Business December 18, 2000

Investor Relations Business

December 18, 2000

LENGTH: 379 words

HEADLINE: Companies Increase Cash in Compensation

BYLINE: Editorial Staff

BODY:

As Internet companies have fallen from grace, once coveted stock options have lost value. Some companies are now increasing the amount of **compensation** in cash in addition to **stock options.**

For example, Amazon Inc. paid cash bonuses of $1 million each to CFO Warren Jenson and VP of Operations Jeff Wilke, on top of **compensation** packages that continue to include **stock options.** Small Change

Additionally, the online services company Priceline.com Inc. recently announced in its third quarter filing that it would start a new compensation program including cash, to begin in the fourth quarter, but the company denies that cash will become more than a small portion of the package.

"We decided in the third quarter that we were going to be doing a program that was a mix of equity-based incentives and some cash, but the lion's share will remain as stock options. We were looking at various ways to retain key employees and it came up as a concept that we could implement, but this is definitely not a move away from equity-based compensation," Priceline VP of Communications Brian Ek said.

However, tough market conditions could lead to companies increasing cash as an incentive to attract talented employees, Employee Share **Option Plan** Association President Michael Keeling said.

Hard Sell

"My experience has been that **stock compensation,** which is deferred **compensation** to employees, will always be harder to sell versus immediate cash when a company's performance falters, especially for younger employees," Keeling said.

When there is grumbling in the ranks, it is typical for leadership to move away from deferred equity-based compensation and get back to cash compensation. The tight labor market is also contributing-it's harder to find good employees, so companies end up offering more cash compensation, Keeling explained.

External Issues

"Companies should be aware that higher stock options for employees raises issues for the outside investor. On the one hand, the prevailing wisdom is that employee ownership is a good thing, but on the other hand stock options may not maximize shareholder value. It causes **dilution** of the outside investor's **share** ownership, increases labor costs and lowers earnings per **share,**" Keeling warned.

LOAD-DATE: December 18, 2000

16TH STORY of Level 1 printed in FULL format.

Financial Times (London)

December 13, 2000, Wednesday London Edition 1

SECTION: THE AMERICAS; Pg. 13

LENGTH: 440 words

HEADLINE: THE AMERICAS: SEC closer to proposing tougher stock option rules

BYLINE: By JOHN LABATE

DATELINE: NEW YORK

BODY:

US securities regulators are close to proposing tougher new rules over the disclosure and approval of **stock option plans** by US companies.

According to people close to the Securities and Exchange Commission, it is expected to release, perhaps as early as this week, a rule to require US companies to disclose in their financial statements all option grants that would dilute existing shareholders.

In addition the **New York Stock Exchange** and the Nasdaq stock market have moved closer in recent days to approving their own rules that would rescind an exception that has allowed companies to grant options without first gaining the approval of shareholders.

The SEC as well as the stock markets have been criticised for allowing the lax regulatory environment to continue despite charges of abuse.

"This is extremely important," said Ann Yerger, director of research at the Council of International Investors in Washington DC. "Shareholders are paying through dilution for these plans and it is critical that they know what companies are doing. There was no way to know about the abuses because there were no disclosures."

Stock options were one of the hallmarks of the late 1990s bull market on Wall Street, especially among unprofitable technology-based start-ups. A popular form of compensation for executives and increasingly lower level employees, stock options give such employees the ability to buy shares at an earlier agreed-to price often at a substantial discount when stock prices are rising. Option issues also offer tax advantages for the issuing company.

Shareholder rights activists are most concerned over a so-called "broad based plan" exception built into current option regulations. This loophole allows companies to bypass any shareholder approval process in a case where the majority of the option participants are ordinary staff, not officers or directors of the company.

In aNovember speech, Arthur Levitt, SEC chairman, signalled that the

commission would "require companies to disclose all option grants that would dilute existing shareholders". Yesterday, he urged shareholders to speak out on the issue. "(This) is shareholder money officers and directors are using to pay themselves," he told a corporate governance conference in New York. "Shareholders should not be diluted in the dark."

In November Arthur Levitt, SEC chairman, signalled a new get-tough attitude regarding stock options and promised changes. More movement came last week. The **NYSE** created a **task force** to examine new pro-shareholder rules last year. Late last week Nasdaq posted new option proposals on its website.

LOAD-DATE: December 13, 2000

Business Week e.biz: NET WORTH

When Good Options Go Bad Issuing special stock options to keep staff may not be the best answer

By PALLAVI GOGOI

Contributing: Louis Lavelle

12/11/2000
Business Week
96

Joseph H. Howell, chief financial officer of EMusic.com Inc., agonized as he watched the stock price of his Internet music retailer tumble this year. Although he fretted about the California company's diminished worth on Wall Street, he was even more bothered by the prospect of massive defections among his 180 employees. Most of the workers held **stock options** priced at about $16 a share, and, by spring, EMusic's stock was trading at about $2. So in June, he decided to grant his workers a new batch of options priced at $2. ``We're trying to make sure that our employees are receiving a good compensation package in an extremely competitive market," says Howell.

His anxiety is shared by plenty of other executives. Throughout the 1990s, **stock options** were perceived as an enlightened way to compensate employees and to bring their interests in line with those of shareholders. The National Center for Employee Ownership estimates that more than 10 million people are receiving **stock options** today, up from 1 million in 1992. While all of this worked wonderfully during the eight-year bull market, the crash in stock prices during the past six months is exposing the dark side of options. Employees at uber-portal Yahoo! Inc. saw the value of their options drop by 60% to $13.2 billion between June 30 and Nov. 16, according to UBS Warburg economist Jeffrey A. Palma. The value of options held by workers at Dell Computer Corp. was cut in half to $8 billion over the same period. And the options of Intel Corp. staffers tumbled 40% to $4.5 billion.

The price of the losses is measured in more than dollars. A steep drop in the value of **stock options** can wreak havoc on morale and send workers fleeing for the exits. Suddenly, chief executives across the country, particularly at tech companies, are struggling to find effective ways to recruit, motivate, and retain employees. ``People were counting on what wasn't real," says Steve Ballmer, Microsoft Corp.'s CEO. ``I think that that is really a tough situation."

He knows the difficulties of inflated expectations and deflated **stock options** only too well. In April, Microsoft gave all of its 35,000 employees a special, one-time options grant equal in size to the options they had received as part of their 1999 performance reviews. That followed a drop in the software giant's shares from nearly $120 in December to about $66 in April. Net retailer Amazon.com Inc. granted employees new **stock options** in August, after its stock had tumbled from $113 in December to $30.75. At Sprint Corp., after the stock fell 65%, to $24, during the past year, employees could decide whether to trade in their existing options for new ones that will be priced at the market value of Sprint's shares in May. ``Employees are at a premium in a difficult hiring market, and we have to be competitive," says E.J. Holland Jr., vice-president for compensation, benefits, and labor relations at Sprint.

While hanging on to employees is exceptionally tough in the tech sector, companies across the board are hardly immune. More than a dozen companies have repriced options or given special option grants this year--with about one-quarter of those in companies outside the tech sector. They run the gamut, from retailer Toys 'R' Us to management consultant Navigant Consulting to Franklin Covey Inc., the professional-services firm whose vice-chairman, Stephen R. Covey, wrote The 7 Habits of Highly Effective People.

Twisted logic. All these new option awards may sound nice for companies and their employees, but they're making institutional investors furious. Why? Existing shareholders are the big losers when workers get special option grants. Each new share granted to employees leaves the old stockholders with a smaller piece of the company. ``The choppiness in the marketplace, along with the tight labor market, is not a good enough reason to award additional options," says John F. Nelson, investment director of small company stocks at the State of Wisconsin Investment Board, a pension fund with $70 billion in assets. ``That's not the type of logic that we'd like to see for any type of compensation."

Investors think the logic is twisted in another way, too. While options were supposed to align the interests of employees and shareholders, the recent special awards and repricings do the opposite. Workers are rewarded when the stock price drops, while investors suffer. ``It's a case of 'heads I win, tails I win,' and that's completely unacceptable," says Nell Minow, the Washington, D.C., editor of The eCorporateLibrary.com, an online corporate-governance think tank headquartered in Portland, Maine. ``Until the day shareholders' holdings are repriced along with the options, the employees shouldn't have theirs [repriced] either."

Companies feel as if they have little choice. Tech players, in particular, attracted the best and the brightest--not just with the promise of changing the world but also with the allure of dizzying riches. Without potentially lucrative **stock options**, these companies may lose MBAs and other top-notch recruits to traditional sectors such as consulting and financial services. ``The notion that money grows on trees and stories of people getting rich overnight has lost most of its credibility," says Ilya Talman, president of Roy Talman & Associates, a Chicago recruiting firm. ``People are much more conservative now."

The scenario is grim--but experts on corporate governance say this is only the beginning. They expect a wave of repricings and special options grants in the next few months as companies take steps to halt a potential exodus of employees. ``The longer the tech stocks and dot-com prices are [down], the more of this we're going to see," says James E. Heard, chairman and CEO at Proxy Monitor, a New York advisory for institutional investors. ``I expect to see a flood of it in the next few months."

Some compensation experts take the side of companies that argue that they've redone option plans simply out of necessity. ``High-tech companies can either give the new, lower-priced options to their existing employees or to the newer recruits who replace them," says Robert J. Salwen, a principal at Executive Compensation Corp., a New York-based compensation consulting firm. In such a scenario, both the company and shareholders would benefit from awarding the same options to existing employees.

Of course, options aren't the only way to compensate employees. Many companies are boosting salaries and handing out extra-fat bonuses to keep workers happy. One example is the The Knot Inc., a New York firm that runs a wedding-planning site called TheKnot.com. When the company started in 1996, it paid employees much less than they could earn elsewhere. But now it has been forced to boost salaries in the aftermath of its stock plunging 90%, from $21 to $2. ``My COO and CFO took 50% to 80% pay cuts when they came on board, but now we've adjusted to the marketplace," says David Liu, the company's CEO. Besides granting new options, EMusic also has bumped up salaries and is handing out bonuses so that employees receive total compensation that the company figures is above market rates.

Many tech workers may end up wishing they had received cash instead of a new round of options. Consider Garden.com Inc., an online seller of plants, flowers, and garden supplies. Back in May, CEO Clifford A. Sharples handed out 1 million new options to his 200 employees because most of their existing options had become worthless--the company's stock had slid from $10 to less than $2. But Garden.com's decline didn't stop in May. As losses continued to pile up, shares dropped to 25 cents. Then on Nov. 15, Sharples announced that the company was closing its doors.

A raft of new options may shore up morale for a while, but it's no guarantee of corporate success.

Tech Companies Consider Their Options
With the meltdown in tech stocks, many stock options granted in the past are now worthless. Some companies are making special options grants so employees will take more of an interest in their company's performance. Here are a few examples:

COMPANY	DETAILS	WHY
Amazon.com	Granted employees new **stock options** in August with an exercise price of $30.75 after the stock had dropped from $113 in December.	To retain valued workers whose existing options had lost most or all of their value.
Microsoft	Granted workers new options in April with an exercise price of $66 after the company's stock had dropped from nearly $120 in December.	To retain employees after a federal judge's ruling that the company had violated U.S. antitrust law.
Sprint	After the stock fell 65% from its peak to $24, the company allowed employees to decide in November whether to take new **stock options** at the market price on May 11, 2001.	To compensate workers who received options at prices inflated by the expectation that WorldCom would acquire the company.
Theglobe.com	The Net community gave employees new options in May priced at $1.59 after the stock tumbled from more than $40 last year.	The plan has had troubles: The stock slipped below $1 and the company is cutting 41% of its workforce.
The Knot	The options will be awarded to recruit new employees and provide a financial incentive	In July, the wedding planning site increased the number of options it

to existing workers.

can grant to employees by 435,000 shares after its stock fell to less than $2 from $21.

DATA: COMPANY REPORTS, BUSINESS WEEK

18TH STORY of Level 1 printed in FULL format.

The San Francisco Chronicle

NOVEMBER 15, 2000, WEDNESDAY, FINAL EDITION

SECTION: BUSINESS; Pg. C1; NET WORTH

LENGTH: 960 words

HEADLINE: SEC Chief Tilts at Rules on Stock Options;

He says shareholders should have a say in any handouts

BYLINE: Kathleen Pender

BODY:
When companies give stock options to all or most of their employees, the new shares that eventually come to market dilute the percentage ownership stake of existing shareholders.

Yet in many cases, shareholders don't get to vote on such plans and may not even know they exist.

A soon-to-be-released study by the National Association of Stock Plan Professionals shows that nearly 22 percent of companies have some stock-option plans that are not subject to shareholder approval. And of those, just half disclosed their unapproved plans in their proxy statements.

In what may be his final months in office, Securities and Exchange Commission Chairman Arthur Levitt is trying to change that.

In two speeches in the past two weeks, Levitt forcefully promised to do whatever he could to require companies to disclose employee **stock option plans** and put them to a **shareholder vote.**

"This is clearly on the fast track for Levitt," said Patrick McGurn, vice president with Institutional Shareholder Services. "It's one of the three or four items on his lame-duck agenda."

The New York and American stock exchanges and Nasdaq already require member companies to seek shareholder approval for all stock-option and other equity-based executive compensation plans. These plans are disclosed in the company's proxy statement, which also lists compensation for the top five executives.

But if a **stock option plan** is broad based -- meaning options are offered to all or most employees -- it doesn't need shareholder approval, unless the company is seeking preferential tax treatment for the options.

As more companies, especially in the Bay Area, offer options to more employees, more plans are sneaking in under shareholders' radar.

"I am deeply concerned by reports of companies making increasing use of this exception to sidestep shareholder approval," Levitt said Thursday at a Securities Industry Association conference in Boca Raton, Fla. "The current situation must not be tolerated."

Nobody knows for sure how many unapproved stock option plans are out there because they don't have to be disclosed, although accounting rules do require companies to show aggregate stock option figures in footnotes to their financial statements.

At his first speech on the subject, at Fordham University on Nov. 3, Levitt called upon the nation's stock markets to "restore promptly the rightful balance between shareholder and management interests (by) requiring shareholder approval for all plans that grant options or award stock to officers and directors," whether they are broad based or not.

Up until 1996, the SEC required approval for all executive stock option plans. But that requirement was eliminated in 1996 "because we thought that there was an adequate safeguard at the (stock exchanges and Nasdaq). It turned out there wasn't," said Mark Borges, an attorney with the SEC.

At his follow-up speech in Boca Raton, Levitt said the NYSE "has given me its personal commitment to push hard for this change if Nasdaq does likewise. I am greatly disappointed, however, that up to now, Nasdaq has been unwilling to make the same commitment."

Nasdaq potentially has more to lose than the NYSE, because its member companies are younger and techier and more likely to offer broad-based option plans.

Nasdaq President Richard Ketchum said he would ask his members to comment on Levitt's proposal before taking any action. That process could take months -- longer than Levitt may have in office if George Bush wins the White House. Even if Al Gore wins, some Washington insiders suspect he'll want a new SEC chief. Levitt has said he has no plans to leave.

The SEC cannot force the NYSE and Nasdaq to change its requirements on this issue, but Levitt threatened to take some unspecified action if they don't.

"Let me assure you that the commission will not stand idle if this important shareholder protection is not soon forthcoming," he said.

The SEC, however, can require public companies to disclose the creation of stock option plans, and Levitt is taking steps to do so.

"I hope and expect that the commission will move forward in the coming weeks to require companies to disclose all option grants that would dilute existing shareholders," Levitt said last week.

The SEC's Borges is already drafting a rule that would require companies to disclose all stock option plans -- approved or not -- in their proxy statement or 10K.

Borges said a draft of the rule could be published by the end of the month

and put out for a 30- to 45-day public comment period. It "conceivably" could be implemented sometime in January, he said.

Some critics have said that companies will be less likely to offer broad-based option programs if they require shareholder approval and/or disclosure.

But Corey Rosen, director of the National Center for Employee Ownership in Oakland, said, "I'm not convinced that would happen in very many cases. I don't think shareholders are opposed to broad-based plans. They are worried about dilution in these executive plans."

In broad-based plans, he said, only one-third to one-half of options go to rank-and-file employees. The rest go to a handful of top executives.

"Most of the dilution is occurring on behalf of executives," he said. "Broad-based plans are a lot easier to justify (to shareholders) in terms of attracting and retaining a workforce in a competitive marketplace."

But, he said, when it comes to executives, shareholders are likely to ask: "Do we really need to give someone $100 million in options to keep them working here? Is there nobody else this good?"

The text of Levitt's speeches are available at www.sec.gov under SEC Digest and Statements, Speeches by SEC officials.

LOAD-DATE: November 20, 2000

11/13/00

Fortune investor

JUNK BONDS LIVE UP TO THEIR NAME | THE SEC'S REGULATION FD | ONLINE WRAP ACCOUNTS

The Bad News About Options



Tech companies give them out like candy and get fat tax benefits for doing so. But in a declining market, the magic of free money is gone. BY BETHANY MCLEAN

Stock options. Those two little words are loaded with a whole lot of controversy, especially nowadays. To bulls, options reward employees for a rising stock price. Bears, on the other hand, see options as a kind of financial scam, enabling companies to perform stunts on the balance sheet and essentially give away money for nothing. Given the recent market woes—and a lot of stock prices that suddenly look more like plummeting anvils than soaring balloons—the bear thinking is that all this option-related maneuvering will finally take its toll.

Unless the Nasdaq, which remains some 30% off its March high, reverses itself, the bears are going to get their first big chance to prove their theories. The effect of these options will be largely invisible to those investors who care only about quarterly earnings per share. But behind the scenes, in the usually ignored financial accounts like the balance sheet and the cash flow statement, the effects may be huge—especially for that class of technology company that has turned options into a line of business.

Understanding exactly how huge requires a journey through the wild and wacky land of options accounting. You probably know that companies aren't required to deduct the cost of options from the income that they report to investors. But they do get to deduct that cost—calculated as the difference between the strike price and the stock price on the day an employee exercises her options—from taxable income. In other words, the more a company pays out in options, the bigger the tax benefit. (Of course, the necessary ingredient is a rising stock market.) Neat, hey? Jack Ciesielski, editor of the


Intel
Amazon.com
Yahoo
Microsoft
Dell
Cisco

ILLUSTRATION BY DAVID GOLDIN

Analyst's Accounting Observer, calculates that in 1999, S&P 500 companies collected $15.5 billion in options-related tax benefits.



In 1999, S&P 500 companies collected $15.5 billion in options-related tax benefits.

Many companies use this savings, which shows up as a line item in cash flow from operations, to buy back stock. That helps to offset the dilutive impact of options and, of course, creates yet more demand for the stock. In a rising market, it's a virtuous circle. A few clever companies saw even more opportunity. They sold puts to third parties, usually investment banks, giving those banks the right to sell shares back to the company on a certain date at a set price. If the company's stock price climbed way above the strike zone by the time the date arrived, then the puts would never turn into a problem. (Companies note that they have set the strike prices at levels where they are comfortable buying their stock.)

It's hard to find a company that illustrates this better than Microsoft. Consider that over the past three years, Microsoft has gotten $10.2 billion in options-related tax benefits, plus another $1.8 billion from selling puts. It has spent $10.3 billion buying back stock. Even excluding what employees paid the company to exercise their options, Microsoft has come out ahead on a cash basis—it actually collected cash by granting stock. Of course, all that has added to the demand for Microsoft's shares. "It's like a dog chasing its tail—and catching it," as Ciesielski puts it. (Even so, longtime shareholders have suffered some serious dilution. Since 1990, Microsoft has issued 1.99 billion shares under stock option plans while repurchasing just 765 million. In the past few years, however, dilution has been going down.)

The problem, quite obviously, is that a falling stock price isn't conducive to the options business. One issue is that those puts no longer look like such a moneymaker. As of its last report, Microsoft had 157 million puts out at strike prices ranging from $70 to $78. With its stock at $62, that means that Microsoft may have to spend a net $1.9 billion (assuming an average price of $74) over the next 2½ years buying shares back. (Microsoft could also opt to settle by issuing roughly 30 million shares.) It's not a huge problem, because Microsoft's current $23.8 billion cash hoard will only get bigger. But if Microsoft's stock sinks back to its lows of this fall, the puts (not including interest earned on the income) could end up costing the company more than they brought in.

For Dell—which has also used options aggressively—the puts could be a problem too. Dell now has 107 million put warrants outstanding at an average exercise price of $46, which at its current stock price of $28 represents a net $2 billion liability. The puts are exercisable through the first quarter of 2004, by which time—we hope—Dell's price will have recovered. Even so, it could put a substantial dent in Dell's cash hoard (currently $4.3 billion) or cause Dell to issue a slug of shares. Dell says that the puts were sold to offset the cost of buying calls. As its stock soared, the calls enabled it to buy back shares at below-market prices. Over the past 3½ years, Dell has recorded a net cash inflow of roughly $100 million. While the math doesn't look good right now, Dell notes that the program has permitted it to buy 829 million shares at about $6 a share.

Another problem is that for those who watch cash flow from operations as an indication of a business's health, options-related cash may be making the core business look heartier than it is. In its fiscal year ended in June, Microsoft's options-related tax benefits accounted for $5.5 billion, or almost 40% of its total cash from operations. If you back that out from Microsoft's results, cash from operations actually shrank from $10 billion in 1999 to $8.4 billion this year. That's true for Cisco as well, which in its fiscal year ended in July got $2.5 billion—or over 40% of its cash from operations—from its options benefits. Subtract it and you discover that Cisco's cash flow from operations grew a paltry 4.5% this year.

Those who say that the cost of options should hit the income statement because it's a real part of compensation expense—imagine that—lost the fight long ago. But if you don't believe that there's such a thing as free money, then it is worth looking at who's getting away with what. This is possible because FASB did manage to coerce companies into disclosing, via footnotes, what earnings would look like with options expense included. (These are calculated via a complex model known as Black-Scholes.) There are big differences. Microsoft's earnings per share would be lower—$1.48 this year vs. a reported $1.70. While that's still up 13.8% from last year, it's less than the 19.7% growth that Microsoft reported. But now look at Cisco. With options expense included, the company's most recent filing discloses that in the year ended in July, its earnings of 21 cents a share were actually *flat* with 1999's. (Cisco's filing notes that "in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the company's options." Of course not.) Or take Yahoo, which in Black-Scholes terms actually lost 50 cents a share in 1999, vs. the positive 10 cents it reported. Perhaps even more to the point, if you include options expense, Yahoo's earnings are now going in the wrong direction. In 1998 it only lost 15 cents a share.

Money for Nothing

These companies have turned stock options into a line of business.

Company	Tax benefit from stock options*
Microsoft	$5,535 million
Cisco Systems	$2,495 million
Dell	$786 million

*For the most recent 12 months.

All this is fine, but Wall Street decided a long time ago that, in its humble opinion, options are free money. Now some on the Street are also embracing the ways a company can turn its options into a cash cow. In a recent report on Yahoo, Merrill's Henry Blodget wrote, "We believe that investors should attribute some value to the cash-flow benefits of Yahoo's balance sheet and stock-option program when valuing the company." (In the year ended in June, Yahoo got $124 million in options-related tax breaks, or over 25% of cash from operations.) Implicit in that remark is the assumption that the option cash flow is sustainable—in essence, a bet that Yahoo's stock can only go up. In fairness to Blodget, the report contains lots of caveats, but the mere idea that options were part of the core business provoked an immediate outcry. Why not include secondary stock issues as operating cash flow, then? Says Ciesielski at the *Analyst's Accounting Observer*: "It borders on the insane."

In a bull market, shareholders have already shown themselves willing to swallow options-related dilution. And even in a down market, as long as employees don't or can't demand their compensation in cash, the effect of options will stay off the income statement. But there's something worrisome about a business this enormous that escapes investors' notice. Not to mention one that isn't always, as Ciesielski puts it, "used for the benefit of shareholders."

FEEDBACK: *investor@fortunemail.com*

Investor Relations Business October 23, 2000

October 23, 2000

LENGTH: 321 words

HEADLINE: Stock Options Are Diluting Investors' Earnings

BYLINE: Editorial Staff

BODY:

Investors' average earnings-per-**share** (EPS) from S&P 500 stocks dropped 6% due to **dilution** caused by the growth in employee stock options, according to a Bear Stearns & Co. report.

This dilution is getting steadily worse. EPS for S&P 500 stocks declined 4% in 1998 and 3% in 1997 when stock options were taken into consideration. The 6% drop wasn't the same across the board-EPS for 122 companies in the S&P 500 fell by at least 10% when adjusted for options, according to the report.

The problem hit technology companies the hardest. Of the 26 industry groups where EPS declined 10% or more, five of those industry groups were in the technology sector.

For example, semiconductor companies' EPS suffered a 43% aggregate decline due to stock options. Computer network companies' EPS fell 29% on average and computer equipment manufacturers' EPS was 17% lower because of options.

Keeping Options Open

The reason for the disproportionate use of stock options by technology companies is two-fold. The first is that cash is very tight-all money is poured into research, according to Pat McConnell, senior managing director at Bear Stearns and author of the report.

"In order to compensate the people doing the research, employee stock options have been widely used as an incentive to attract qualified individuals who were traditionally paid in cash," McConnell said.

The second reason is that investors' hunger for dotcoms last year meant that options became worth far more than had been initially expected, he said.

The technology sector was not the only one that saw dilution after adjustment for stock options. In 1999, healthcare providers saw EPS decline an average 38% and commercial and consumer services suffered a 21% drop in EPS when adjusted for options.

Additionally, communications equipment industry investors lost almost a fifth of their EPS after the study's adjustment, McConnell said.

LOAD-DATE: October 23, 2000

Source: All Sources > Market & Industry > By Industry & Topic > Business Services > **Securities Data Publishing**
Terms: **(stock or option) /s (compensation or plan) & (dilut! /s share!)** (Edit Search)
View: Full
Date/Time: Thursday, February 7, 2002 - 1:10 PM EST

10/8/2000

'00?

MARKET WATCH

GRETCHEN MORGENSON

Options Seem to Be Coming Home to Roost

FOR years, stock options granted by the nation's fastest-growing companies have been capitalism's version of a free lunch. Now, with new-economy stocks tumbling, the bill for the meal may be coming due.

In recent years, shares of **Dell Computer, Cisco Systems, Microsoft** and others zoomed ahead of old-line companies' stocks on the strength of outsized earnings growth. An increasingly large component of that growth came from stock options that are used to pay employees but are not considered an expense. Options, which cost stockholders in share dilution, cost companies nothing to issue and actually save them money on payroll costs. Those savings go to the bottom line, making earnings growth at many companies look artificially high.

Pat McConnell, an accounting analyst at Bear, Stearns, estimates that earnings among the companies in the Standard & Poor's 500-stock index were overstated by 6 percent, on average, last year because of generous option grants.

Nobody cared about this earnings illusion while stock prices were rocketing. Now, growth rates are slowing and investors are dumping their former darlings. The Nasdaq composite index lost 8.5 percent last week and is down 17.41 percent for the year.

The trouble is, stock options work as a compensation device only when share prices are rising. When stocks plummet, the options become unexercisable and possibly worthless, and the construct starts to crumble.

Faced with the prospect of worthless stock options, new-economy workers may begin to demand old-economy cash from their employers. That would drive up corporate costs among technology companies — the biggest users of stock options — at exactly the wrong moment, when their operations are slowing.

The industry groups in which options have contributed most handsomely to operating income growth, according to Ms. McConnell, are semiconductor equipment makers, computer networking companies and communications equipment manufacturers. If employees start saying no to options and yes to cash, these industry groups will be hit hardest.

Workers at many companies are feeling the ill effects of underwater options. According to the most recent financial reports available, 40 percent of options held by **Amazon.com** employees and at least 36 percent of those held by workers at Microsoft are now unexercisable. Almost 16 percent of options held by workers at Dell Computer and perhaps more than that at **Lucent Technologies** are below the price at which they were issued. Around 14 percent of options held by employees at **Intel** and **Yahoo** were issued at prices higher than can be found in the current market.

At **Priceline.com**, an estimated 28 percent of outstanding options are under water. Priceline's stock fell to $5.19 last week on news that its affiliated WebHouse Club was shutting down because it could not attract fresh capital. Priceline.com shares fetched $104.25 last March.

None of these figures include option grants made this year, which are almost certainly under water. For instance, the figures for Microsoft do not include the annual option grant made to workers on July 31, when the stock closed at $69.81; it is now at $55.19.

Of course, shares in the former highfliers could roar back to refloat employees' option holdings. And many of the options that are currently under water have long lives, giving holders lots of time to await rescue.

But the widespread use of employee stock options is a relatively new phenomenon, and neither investors nor workers have experienced its effects during an economic slowdown or an extended decline in stock prices.

On the upswing, options were a beautiful thing for companies. Unfortunately, in a downturn, a beautiful thing can turn ugly fast.

Paper Riches

Reduction in 1999 earnings if options were counted as costs

Cisco Systems	–24%
Dell Computer (2000)	–13
Gateway Computer	–26
Lucent Technologies	–19
Microsoft	–8

Source: Bear, Stearns

The premises of Ms Morgenson and other financial reporters is that there is no intellectual basis to the argument that current stock option

Fight Erupts Over Stock-Option Plans --- NYSE, Activists Are in Struggle Over Shareholder Control
By Phyllis Plitch
Dow Jones Newswires

10/02/2000
The Wall Street Journal
No Page Citation

NEW YORK -- An on-again, off-again battle between the New York Stock Exchange and investor activists over **shareholder** control of employee **stock-option** plans has erupted again.

The flare-up comes courtesy of the exchange, which is seeking a three-year extension of a pilot rule that allows listed companies to adopt certain employee **stock-option** plans without a **shareholder** vote.

Several institutions said they were floored by the Big Board's move and have urged the Securities and Exchange Commission to withhold approval. The proposed extension of the pilot rule, which expired Saturday, is pending before the SEC staff.

"We believe it particularly audacious for the NYSE to request a three-year extension of the rule," Greenway Partners LP Managing Director Gary K. Duberstein wrote in a comment letter to the SEC. It "allows the dilution of existing **shareholder** value through the adoption of certain **stock-option** plans without a **shareholder** vote," the investment fund said.

Critics of the pilot rule, which has been in effect since mid-1999, said the Big Board should instead start moving toward a **shareholder** voting standard that takes potential dilution into account, as a NYSE-convened task force advocated last year.

Under the pilot rule, companies can adopt "broadly based" employee **stock-option** plans without **shareholder** input if at least a majority of their exempt U.S. employees are eligible to participate. In addition, at least a majority of the shares awarded during a specified time frame must be to employees who aren't company officers or directors.

In asking for the extension, the NYSE told the SEC that more time was needed "to permit additional industry discussion of the issues" and to further study investor and issuer experiences with the pilot rule.

A spokesman for the NYSE declined comment on the matter. But the SEC has granted the NYSE an interim extension until the end of November to respond to the concerns expressed in the comments.

Advocates of employee **stock-option** plans, particularly technology companies, say such incentives are necessary to lure and retain employees in a competitive marketplace. Investors say they don't necessarily disagree with that idea and generally back the plans -- when asked.

Indeed, the Investor Responsibility Research Center said that out of the 370 **stock-option** plan proposals tracked so far in the 2000 proxy season that came to a vote, only five failed to get a majority of **shareholder** support.

But as investors become increasingly wary of companies committing ever-larger chunks of equity to **stock-option** plans, and the potential for share dilution rises, they want to make sure their voices are heard.

A study by New York executive compensation consultants Pearl Meyer & Partners found that potential dilution of shares outstanding held by the top 200 largest industrial and service companies rose to 14% in 1999, roughly double the 1989 level. So-called overhang at high-tech companies -- unexercised options plus shares issued and available for future grants -- can run as high as 25%, experts say.

"Option plans rarely are rejected by **shareholders**, but the right of **shareholders** to vote and approve such plans is considered a basic tenet of good corporate governance by TIAA-CREF and many others," Peter Clapman, the $300 billion fund's chief counsel for investments, told the SEC. TIAA-CREF said it is willing to go along with a one-year extension as "a pragmatic, temporary step that is necessary in the absence of anything immediately better," Mr. Clapman wrote.

The latest squabble harks back to 1998, when the NYSE first won approval for a rule that would have exempted a larger number of **stock-option** plans from a vote. At the time, the NYSE's efforts provoked an outcry from some of the same investor groups, resulting in the exchange convening a task force to make recommendations, ultimately revamping the rule and making it temporary in nature.

The task force urged the exchange to consider setting an overall dilution maximum for plans that otherwise would be exempt from **shareholder**-approval requirements, an idea the NYSE was receptive to.

A second NYSE task force followed up last autumn with a recommendation that any option plan that includes an officer or director, with narrow exceptions, would have to be brought before **shareholders**.

It also called for a 10% potential dilution "basket" for most other compensation plans, above which **shareholder** approval would be needed; potential dilution included both outstanding options and options authorized but not yet granted.

The NYSE hasn't moved forward with a dilution standard, ostensibly because it won't take that route without a parallel move by the National Association of Securities Dealers' Nasdaq Stock Market. The Big Board, in its SEC rule filing, said it had discussions with Nasdaq on the issue, but had not yet reached a consensus.

Although task-force members and other investors initially agreed that a consensus between the markets is ideal, that argument has apparently worn thin. A Nasdaq spokesman said officials had discussed the issue of **shareholder** approval of **stock-option** plans but would have no comment at this time.

As several investors haven't forgotten, the NYSE itself previously told the SEC it expected to propose a dilution test to replace the revised stockholder-approval test before the 2000 proxy season.

"In our view, the three-year proposed extension is a stall tactic," the Council of Institutional Investors wrote to the SEC. "It's time for the NYSE to take the lead and adopt the standard recommended by its own task force. The exchange should be given one month, not three years, to settle a few unresolved issues and submit a dilution standard for final approval."

At least a dozen members of the council, which represents more than 100 pension funds exceeding $1 trillion in assets, have sent opposition letters, according to Ann Yerger, director of research.

On another front, the task force recommended to the SEC that enhanced disclosure rules be put in place, but no movement on that front has taken place either, further irritating some investors.

The disclosure proposals would make it easier for investors to determine the extent of outstanding options. They call for the inclusion of detailed grant information in a company's proxy, believed to be read more widely by **shareholders** than other financial filings.

"We are equally displeased with the SEC, which could be doing a lot to ease our members' concerns about possible problems with [the pilot] rule, by improving the disclosure rules," Ms. Yerger said.

Finance: COMMENTARY

A TIME OF RECKONING FOR STOCK OPTIONS

By Mara Der Hovanesian

09/11/2000
Business Week
140

When Web entrepreneur Andy Raskin moved to Silicon Valley, his landlady caught wind that he was launching Gazooba Corp., an online marketing-software company. She offered a $200 break on his $1,500 monthly rent in exchange for **stock options** in Gazooba.

Raskin refused. But his experience shows that if money talks, **stock options** shout--especially in high-tech towns where competition for commercial space, top talent, and other services is fierce. Despite April's dot-com bust, options are still coveted. The promise of a pre-initial public offering share of a high-tech company looks as good to many as a guaranteed winning lottery ticket.

Even politicians can't seem to resist. John Witchel of Red Gorilla, creators of Web-based applications, has rallied entrepreneurs to launch pac.com, an online political action committee that offers shares to New Democrats in return for favorable consideration on Net commerce and education issues. Says Witchel: ``Options are the New Economy's currency, plain and simple. It's the way we do business." CONFLICTS. Maybe so. But it involves risks. In exchange for the right to buy shares, the city of Oakland, Calif., sold Zhone Technologies Inc. a $6 million parcel of land for $1.6 million below fair market value. If the telecom stock tanks, taxpayers will be left holding the bag. Mayor Jerry Brown says it's worth the gamble: ``We've been an old blue-collar, Rust Belt city. We have to try harder."

Now, tech entrepreneurs are rightly showing more caution about using options. Many admit they don't really understand them. Artistdirect Inc., for example, ran afoul of Securities & Exchange Commission rules by issuing too many shares to investors and artists. The music company, as yet unprofitable, must now buy back those shares for $11 million. Says a spokeswoman: ``Options are part of our core business plan. We wanted the artists to feel like partners."

Now, startups seem to realize that with fewer options in circulation, the less any profits get diluted and the less chance of ethical conflict. ``We realized that the stock was even more scarce than the cash," says New York transplant Raskin. Gazooba reserved 20% of its outstanding shares for options, offering 2% to contractors, 2% for equipment leasing and a bank loan, and 10% for its new CEO. Barbara Nyegaard, co-founder of San Diego human-resources outfit Eriss Corp., pays one consultant in options, as well as an annual six-figure consulting fee. ``This is our baby; to give a piece of it is pretty serious stuff," she says.

Companies don't have to count the cost of **stock options** against profits. Eventually though, their dilutive impact will be felt: If computer-networking companies, for example, had deducted the fair value of options in 1999, operating income would have been 29% lower, according to Bear, Stearns & Co.

All the same, some tech consultants want more than just their share of **stock options**. ``We're running a business, not a casino," says Alan Burgis, president of Exile on Seventh, a full-service ad agency that counts eBay, AutoTrader, and Webvan Group among its clients. Burgis had no qualms about asking for not only a 5% equity stake but also a board seat from one potential client. ``They thought that was extravagant," he says, adding that he has cut only one option deal so far: 20% of the monthly retainer fee, which averages between $70,000 and $120,000.

Ethical questions about **stock options** are finally dawning on startups. Jeffrey Haas, a securities law professor at New York Law School, says consultants with a big equity stake can't offer objective advice. While Silicon Valley lawyers have gobbled up options, ``white-shoe East Coast law firms found it distasteful." Particularly with pre-IPOs, a consultant's advice about when to go public could be self-serving.

Options might still work as golden handcuffs for employees. But other uses could eventually tarnish them for good.

NOT ONLY REWARDS FOR TOP EXECUTIVES

WHO'S GIVING OPTIONS	WHO'S GETTING THEM	FOR WHAT
ARTISTDIRECT Online music network	Recording artists and managers	License to sell concert tickets and CDs
GAZOOBA Internet marketing software	First Corp. and Silicon Valley Bank	Office equipment lease and bank loan
PAC.COM Political action committee	Politicians' campaign funds	Favorable lobbying for Internet firms

ZHONE TECHNOLOGIES Telecom equipment DATA: BUSINESS WEEK	City of Oakland	Price break on land deal

32ND STORY of Level 1 printed in FULL format.

The Houston Chronicle

August 28, 2000, Monday 2 STAR EDITION

SECTION: BUSINESS; Pg. 3

LENGTH: 674 words

HEADLINE: Study says broad-based stock option plans cost shareholders little

DATELINE: SAN FRANCISCO

BODY:

SAN FRANCISCO - Giving stock options to most employees, not just top executives, has a negligible impact on shareholder returns, according to the biggest study yet on broad-based **stock option plans.**

That's actually good news for **shareholders.**

Companies tout **stock option plans** as a good way to attract top employees, and get them thinking like **investors.** But many **shareholders** fear that broad-based **stock option plans** will **dilute** earnings per share.

When employees cash in their options to buy SUVs and overpriced bungalows, new shares begin trading - and unless earnings grow apace, earnings per share will fall and the stock price will follow.

The Rutgers University team that conducted the study didn't look at earnings, but it did look at shareholder return, return on assets and worker productivity.

The researchers compared 490 companies that have broad-based plans to about 7,000 that don't.

To try to determine cause and effect, they compared results from 1985 to 1987, before most companies even dreamed of giving stock options to people in the mail room - with results from 1995 to 1997, after most plans had been implemented.

To adjust for industry factors, they also compared each company that offered options with its two closest competitors that did not.

The full report is available at www.nceo.org/library/optionreport.html. Although the authors say the report is "written for the non-technical reader," it's chock full of numbers and seemingly contradictory evidence. But here are some things the authors feel certain about:

Even before they implemented broad-based stock option plans, companies that did so had more productive, higher-paid work forces than other companies.

Workers got even more productive after the company showered them with stock options, but only at first.

For example, productivity at companies with options went from 9.3 percent higher than average in 1985-87 to 29.4 percent higher in 1995-97. Compared with their competitors, productivity went from 5.4 percent higher to 22.2 percent higher.

However, once it reached a higher level, productivity did not grow faster at stock-option companies than at non-stock-option companies.

At first blush, **stock option plans** seemed to benefit shareholders. From 1992 to 1997, the median return to shareholders for companies with plans was 164 percent, compared with only 82 percent for all companies without plans.

But the authors felt academically obligated to compare apples to apples, so they adjusted for differences in company size, industry, and other factors. When they did that, the difference between option and non-option companies became statistically insignificant.

"We don't find a negative effect, but we're not confident there's a clear benefit to **shareholders,**" says co-author Douglas Kruse.

Co-author James Sesil speculates that "the productivity gains are making up for the **dilution,**" leaving **shareholders** no better or worse off.

Companies did not cut worker pay after they starting doling out stock options; nor did they increase the premium they were already paying.

Kruse says companies with options paid employees about 8 percent better than average before and after the plans were adopted.

While workers with stock options clearly benefited financially, the authors aren't sure if their increased productivity comes from working more hours, or working more efficiently.

The study has important implications for U.S. economic policy.

The results "certainly lend some support to the position that broad-based stock option payments . . . may have significantly contributed to unmeasured hidden wage inflation," the authors state.

The bottom line: "There have been competing views over whether **stock option plans** are good for companies and good for investors and good for employees," Kruse says.

"What we find is that investors may be helped and are certainly not hurt, and that employees seem to be helped. This is added to their regular compensation, and productivity levels seem to increase."

LOAD-DATE: November 21, 2000

Stock Options Begin to Filter Down to Corporate Rank-and-File, Study Shows
Patricia Sabatini

08/15/2000
KRTBN Knight-Ridder Tribune Business News: Pittsburgh Post-Gazette - Pennsylvania

What could be better than getting a job with a big fat paycheck? Getting one that also includes a big batch of **stock options**, of course.

If you think it can't happen to you, think again.

Stock options, once a perk reserved for company bigwigs, are starting to filter down to the masses.

Options give you the right to buy a certain number of shares of your employer's stock at a pre-set price, sometime in the future. If the shares' market price soars by the time you're eligible to exercise your options, you can make a bundle of money.

The trend toward offering options to lower-level employees started to take off a few years ago with the boom in cash-strapped Internet start-ups, which began using **stock options** to lure talent from established companies.

While **stock options** are most prevalent among these New Economy firms, they're spreading elsewhere as brick-and-mortar companies fight to attract workers in a tight job market and stem the loss of their best people to the dot.coms.

But even though lots more folks are getting **stock options**, many don't know enough about them to evaluate whether they're getting a good deal.

"Most people, when they're offered **stock options** say, 'OK', and accept what's given to them," says David Gumpert, a former Wall Street Journal reporter and author of a new self-help book on **stock options**, "Better than Money."

An estimated 10 million people nationwide have **stock options**.

Just over half of all public companies with stock option plans grant them to the entire work force, according to a 1997 survey by Share Data Inc.

There are three main ways to exercise options: pay cash for your shares, swap employer stock you already own for new shares, or borrow money from a stockbroker while at the same time selling enough shares to cover your costs.

Typically the best way to maximize your gain is to hold your options until they're ready to expire. That gives the stock the longest time to appreciate. But you may want to exercise early for a variety of reasons, such as having too much of your nest egg tied up in company stock, or if you believe your company's long-term prospects have dimmed.

But failing to negotiate can be a costly mistake, he says, especially if you're being offered options in lieu of a bigger salary.

When Gumpert co-founded an online direct marketing company in 1995, he gave employees **stock options** as a way to get them engaged and share in the success of the company.

Most employees "would just kind of accept what we offered," he says. "But as an employer, I knew if they were to question it, we might have made adjustments, such as given them more options, or made the options vest more quickly."

The first step in getting the best deal is trying to figure out how much your options might be worth, Gumpert says. That way, you'll have a pretty good idea if you're getting a raw deal.

"A company might say they can't pay you $60,000, but will pay $40,000 and give you a bunch of options," he says. "The challenge for the employee is to [determine] if the options are really worth $20,000."

Valuing options can be a daunting task, involving a lot of guess work, especially if the company's stock isn't publicly traded. In his book, Gumpert devotes a chapter to the subject. Still, you can get a rough idea about publicly traded stocks by doing a few quick calculations.

Let's say you're offered options to buy 1,000 shares of your employer's stock at $10 per share, starting a year from now. In a year, the stock has zoomed to $30 a share, and you decide to exercise your options. Your profit is $20 a share, which is the difference between what you paid for your shares -- $10 -- and the price you received when you immediately sold your shares back into the market at $30. If you exercise your options on all 1,000 shares, you'd net the minimum $20,000 you were seeking.

Of course you can't know for sure how much a stock will be trading for a year from now. But you can take a stab at it by reviewing the stock's history, Gumpert says, and by getting reports from securities analysts who make stock price projections.

Using the same example, let's say your company's stock gained an average of 25 percent annually over David Gumpert's book "Better than Money: Build Your Fortune Using **Stock Options** and Other Equity Incentives," is available online -- in print or electronic versions -- at www.betterthanmoneybook.com. It's also available through online book seller Amazon.com.

A comprehensive new consumer-oriented Web site, myStockOptions.com, contains answers to questions, articles and a calculator to help value **stock options**. It also includes an online record book for keeping track of vesting and expiration dates.

The National Center for Employee Ownership in Oakland, Calif., has a Web site that answers basic questions about **stock options**. The organization sells two paperback books: a primer called "The **Stock Options** Book," and a more in-depth guide, "**Stock Options**: Beyond the Basics," although both are geared toward employers. They're available for $35 at www.nceo.org, or by calling 510-208-1300.

the last five years. A similar 25 percent gain, then, would put the stock at $12.50 a share one year from now, making your options worth a relatively paltry $2,500.

So, unless something spectacular happens at your company, chances are you won't be making the $20,000 you're expecting.

Gumpert warns not to get duped by unrealistic projections.

"Some companies will try to sell you on the fantasy" of becoming a multimillionaire, he says. "Don't get caught up in the dream."

The chances of hitting the options jackpot will be a lot higher if you join up with an early stage company that later takes off. Unfortunately, start-ups are at greatest risk of failing, too.

Besides determining what your options are worth, make sure you understand the key terms of the program, including the vesting period and expiration dates. That determines how long you have to wait before you can exercise your options, and how long you'll have to use them.

The shorter the vesting period, the better. Options typically vest in two to three years, Gumpert says.

It's also to your advantage that the options vest immediately if your company gets acquired.

Ask if the program has such a clause.

And don't forget to ask about the tax consequences of exercising your options, which can be tricky.

Most importantly, find out all you can about the company's prospects, Gumpert says.

"How likely is it in your judgment that this company will succeed? That's the most important thing, because it guides the likely appreciation of your stock."

34TH STORY of Level 1 printed in FULL format.

Inc.

August, 2000

SECTION: FYI; From the Editor; Pg. 15

LENGTH: 841 words

HEADLINE: Getting a life

BYLINE: by George Gendron

BODY:

I DOUBT IF THERE HAS EVER been a time when company builders have confronted a choice starker than the one they face now: they can have a business, or they can have a life. They can't have both. The level of competition is so intense these days that it's just assumed the top people at a company will devote their lives to it. If that's not what they want, says the conventional wisdom, they shouldn't be in business at all.

So what happens when an experienced executive decides to launch a company -- a real company -- with the express goal of creating for himself the kind of life he's always wanted but has never been able to find in business? What happens when he starts making decisions based not just on considerations of growth potential and market positioning but on achieving things like balance, peace of mind, and happiness? Can he pull it off? Can the company be successful without reverting to more conventional ways of operating? And if so, what will it look like? How will it be different from other businesses?

Those were some of the questions I had when I first heard about Paul Eichen's radical plan for the Rokenbok Toy Co. While the company is still a work in progress, it is already challenging some widely held assumptions about what's required to be successful in the new economy, as you will see from reading this month's cover story by executive editor Michael Hopkins, "The Pursuit of Happiness (in an Internet-Clocked. Overnight-Billionaired, 500-Times-Earnings World)."

The free lunch

THERE'S A REFRAIN WE'VE heard over the years from company founders as diverse as Steve Jobs of Apple Computer, Don Burr of People Express Airlines, and Jack Stack of Springfield Remanufacturing Corp. When asked why they decided to share equity with their employees, they've said it was just common sense: you make more money in the long run by having a small piece of a large pie than by having a large piece of a small pie.

That's a concept many business owners still find hard to swallow. The majority opinion has been that existing **shareholders** must be picking up the tab by allowing their returns to be reduced through **dilution.** As Bo Burlingham reports in this issue (see "Who Pays for Stock Options?" on page 110), a new study provides the first substantial and credible evidence that broad-based

stock-option plans appear to pay for themselves. When companies institute them, performance improves enough that the effects of **dilution** are neutralized, and the existing **shareholders** wind up doing as well as, or better than, they did before the issuance of the options.

Those findings could well accelerate the already rapid spread of stock options as a form of employee compensation. To get a sense of how far this trend might go, check out this month's Face to Face with Corey Rosen of the National Center for Employee Ownership, on page 106.

Not so fast, Kowalski

HOW MANY TIMES HAVE YOU heard that speed is everything in the new economy? The Internet is a digital land rush, we are told. And the company that "gits that fustest with the mostest" always wins.

It's supposedly a new rule of business, and a popular one at that. It's also wrong, and Built to Last coauthor Jim Collins returns this month to demolish it. Not only does he show that an old rule -- best beats first -- is still valid, but he argues that it will eventually prove even more applicable to Internet businesses than to other companies. Why? Because the barriers to entry are so low on the Web. The ultimate E-winners, he suggests, will be the businesses that learn from the mistakes of the first movers -- just as in the old economy.

Fun, fun, fun

I HAVE TO ADMIT THAT STRICTLY AS A reader, I've come to look forward to each new installment of Andrew Raskin's E-Diaries. Somehow he manages to put every aspect of Internet life into a wonderfully human, delightfully humorous context.

This month he writes about fun -- specifically, the efforts of Internet businesses to create environments in which people can have some.

It's amazing to me how hard these companies work at fun, but I guess they have no choice. In the Internet space, fun is an employee benefit, more or less like stock options: every business has to offer it. In any case don't miss Raskin's story about his company's encounter with an Uzbekistani hot-dog vendor who served up some advice about viral marketing.

Thinking like Norm

AMONG NORM BRODSKY'S MANY GIFTS is an ability to take something that seems hopelessly complex and make it breathtakingly clear. He does just that in this month's Street Smarts, in which he addresses the period of confusion that often characterizes the earliest stage of start-up activity.

I myself find it energizing, even inspiring, to observe his thought process in this type of situation. While the rest of us may never achieve his level of analytical mastery, we can at least appreciate the discipline it's based on -- a discipline that we can all develop to some degree if we try.

GRAPHIC: Photo 1, TOYING WITH CONVENTION: Paul Eichen is determined to have a business and a life. FURNALD/GRAY; Photo 2, no caption, MICHAEL GRECCO

Inc., August, 2000

LOAD-DATE: August 7, 2000

35TH STORY of Level 1 printed in FULL format.

Inc.

August, 2000

SECTION: FACE-TO-FACE; Pg. 110

LENGTH: 572 words

HEADLINE: PAYS

BYLINE: Bo Burlingham

BODY:

Are stock options an employee benefit that pays for itself, or are shareholders footing the bill? A new study provides an answer.

As more and more companies have begun using stock options to compensate employees, a fierce debate has raged over the cost to shareholders. The debate has centered on the question of dilution -- that is, the reduction in earnings per share that shareholders would see when the stock options are exercised and thousands of new shares are issued.

Some people have argued that the **dilution** is excessive, forcing **shareholders** to pay too high a price for whatever benefits may come from giving employees an ownership stake in the company. Others have countered that a broad-based **stock-option plan** (BBSOP) pays for itself by improving a company's performance so much that **shareholders'** returns are unaffected by the **dilution** and may, in fact, rise.

Until recently, it's been impossible to resolve the debate one way or the other, mainly because the whole phenomenon is so new. It takes time to measure performance under a BBSOP, and you need enough companies with such programs to get a sample large enough to provide statistically significant results. Since the vast majority of these plans have come into existence during the past 10 years, the raw data simply weren't available.

Now researchers at Rutgers University -- led by Douglas Kruse and Joseph Blasi, the preeminent academic analysts of employee ownership -- have completed the first study of the effect of BBSOPs on corporate performance, and the results strongly bolster the arguments of those who say the plans pay for themselves. The study focuses on the performance of 490 companies with BBSOPs -- 105 companies that responded to an in-depth survey conducted by the National Center for Employee Ownership in 1998 and 385 other companies that have been identified in the press as having such a program. The team was able to do a before-and-after analysis by comparing the companies' performance before they set up option plans (from 1985 through 1987) with their performance after the plans were instituted (from 1995 through 1997). The researchers found that productivity improved dramatically following the institution of an option plan -- by 16% when the companies were compared with all non-BBSOP public companies and by 18.3% when they were compared with non-BBSOP companies in their industries. The companies' return on assets also improved significantly -- by

2.5% compared with the larger group and by 2.05% compared with companies in the same industry. The researchers caution that the results do not necessarily mean that BBSOPs directly caused the improved performance. The productivity gains could reflect a decision by more productive companies to give employees performance-based rewards.

As for the effect on shareholders, the researchers found that the BBSOP companies consistently delivered returns to shareholders that were at least as high as -- and sometimes higher than -- those produced by the non-BBSOP companies. The conclusion: "The performance of the firms using broad-based stock options appears to equal or exceed the dilution that these plans initially would have caused," the report says.

Considering that the study is an academic work, it's remarkably readable -- all 119 pages of it. Although it won't be published until fall, it's available at www.nceo.org/library/optionreport.html.

LOAD-DATE: August 7, 2000

Wall Street Journal
7/28/00

Tech Companies' Liberal Use of Stock Options Could Swamp Investors, Drain Firms' Resources

HEARD ON THE STREET

By Robert McGough
Staff Reporter of The Wall Street Journal

What should a successful technology company do with its earnings? Many investors would say it should reinvest in its business to promote growth. Few would say that it should pay dividends, which are distinctly out of style.

And then there is this business model: A booming technology company should issue millions of shares to employees through stock options, then spend ever-higher levels of its earnings buying back stock, so it can go out and issue even more millions of shares to employees.

Perhaps this business plan sounds more like a gerbil running on an exercise wheel than a recipe for business growth. Nevertheless, it is an increasingly familiar scenario at any number of companies, according to a new study of stock options of companies in the Standard & Poor's 500-stock index. The study, by UBS Warburg economist Joseph Carson, found that the volume of gains on employee stock options is indeed vast, and so concentrated in the technology sector, that it raises questions of how these firms will cope.

To Mr. Carson, some technology companies will face a huge drain on their resources if they try to buy back enough stock to offset the flood of employee stock options washing their way, as many technology companies have done. "Clearly they're spending money on labor that could have gone into other forms of investment that would make their companies stronger in the long run," he says.

What if the companies don't buy back stock to offset the shares issued to employees? Then "dilution is a problem," he says, as per-share earnings are reduced—not by lower income, but by the swelling number of shares across which that income is spread.

Despite the rocky stock market of the first half of this year, Mr. Carson found that the net gain on stock options for companies in the S&P index has surged dramatically, to $570 billion as of June 30, from $316 billion a year earlier, according to

Please Turn to Page C2, Column 3

When Profits Pale by Comparison

A comparison of company profits in 1999 and net gains on employee stock options at some S&P 500 companies; all figures are in millions.



Net gain*
1999 profit
America Online
$17,512
$762
Broadcom
$24,595
$83
Cisco Systems
$45,922
$2,096
Microsoft
$48,044
$7,757
Sun Microsystems
$1,031
Yahoo!
$61
AGGREGATE
$179.99 billion
$11.79 billion

*Calculated using June 30, 2000, stock prices, and number of stock options outstanding at end of fiscal 1999; deducts cost of exercising options.

Source: UBS Warburg

Liberal Use of Stock Options Paid to Workers May Swamp Investors, Drain Firms' Resources

HEARD ON THE STREET

Continued From Page C1

data from annual reports and June 30 stock prices. Specifically, net gain is the total market value of outstanding options ($893 billion as of June 30), less the cost of exercising the options ($323 billion).

Even among S&P 500 companies, options are becoming a huge factor in overall pay. The $570 billion net gain in options was equal to 14.6% of wages and salaries paid by the companies in the S&P 500, up from 8.4% a year earlier.

As big as the gains are for the S&P 500 overall, it is the gains among technology companies that are really eye popping. Of that $570 billion figure, $330 billion belongs to the technology sector. The gains are even more concentrated: Six technology companies account for $180 billion. The half dozen: Microsoft, Cisco Systems, Yahoo!, America Online, Sun Microsystems and Broadcom.

Now, here comes an interesting comparison from Mr. Carson. The reported earnings for these six companies in 1999 totaled $12 billion. He notes that the net cost to buy back enough stock to offset these options is "more than 15 times what they earned collectively in the year."

Some companies mentioned in the report point out, quite accurately, that stock options typically vest over periods of as long as five years—and may be exercisable over periods as long as 10 years—so this stock won't cascade onto the market immediately. In the meantime, if all goes well, earnings and cash flow, which usually exceed profit, will keep rising. For instance, the profit Mr. Carson used for America Online was the $762 million it reported in June 1999. Recently AOL reported fiscal 2000 earnings of $1.2 billion. (Mr. Carson didn't calculate cash flow in his report.) Still, the cascade of stock being triggered by employee stock options looks pretty big in relation to earnings.

Of course, the biggest reason for buying back stock is to offset what is being issued to employees and prevent dilution to existing shareholders. Dilution, in this context, means a smaller share of the corporate pie. If you and your sister alone own the family business, and suddenly your uncle gets an equal share as well, the value of your holding has gone down by a third—particularly if the uncle adds nothing to the enterprise to get that stock.

In some instances, though not most, the potential dilution from employee stock options can be almost as dramatic. Broadcom has issued stock options to employees that add up to 28% of its shares outstanding, the company says. Employees do, in fact, pay money to exercise the options—unlike the uncle in our example—but they pay far less than the market value of the stock. That discount is what makes the options so valuable.

Not all companies are committed to buying back stock. Microsoft did so for a long time, but it isn't buying back shares currently and doesn't plan to, according to John Connors, the software company's chief financial officer. Microsoft put share buybacks on hold this year because it bought a company, Visio, in a "pooling of interest" transaction, which temporarily inhibits share buybacks. Though some interpretations of accounting rules would allow Microsoft to start buying back shares this summer, Microsoft says that isn't in the cards.

A spokeswoman for Microsoft adds that the software company is managing the number of options-related shares overhanging its stock, and that the current overhang, representing about 15% of shares outstanding as of June 30, is lower than it was three years ago.

A Cisco spokesman says the switch maker doesn't buy back stock, and it isn't concerned about dilution because shareholders continue to approve the issuance of more shares and because its financial results have been, in the spokesman's word, "amazing."

Yahoo also says it doesn't buy back stock, and notes that it has been expanding through acquisitions. A spokesman for America Online confirms the statistics cited by Mr. Carson, but declines to discuss the study in detail. Sun Microsystems says it does buy stock each quarter, but that it doesn't think stock buybacks will pose a financial burden.

Money managers who are fans of technology stocks say that, yes, dilution from options is a concern, but the picture isn't as dire as Mr. Carson paints. The "scariest view" of stock-option issuance is that it's "kind of a Ponzi scheme, which I don't really believe it is," says Jay Tracey, chief investment officer at Berger Funds. "If you're able to attract highly talented people" via stock options, "and, by virtue of your success, enjoy stock-price appreciation, you have the virtuous cycle working for you. Good people stay and work harder to do better." Still, Mr. Tracey says, "Anything that's a cycle can be virtuous or vicious. Maybe the right way to look at it is that it leverages the game."

David Brady, manager of $1.4 billion Stein Roe Young Investor Fund, says he does fret that if employees start to sell their massive holdings, it wouldn't augur well for the companies' prospects, and it would put selling pressure on the stock.

What of the argument, proffered by some fans of options, that shareholders have approved the options plans? That isn't always the case, says Eric Roiter, general counsel at Fidelity Investments, who worked on a New York Stock Exchange task force that proposed changes in regulations relating to the approval by shareholders of options plans. Under various scenarios, it is possible to craft options plans without getting shareholder approval. While he says Fidelity is generally supportive of options plans, "at some point there is the risk of dilution."

Brian Clifford, a manager of the $200 million SunAmerica Growth Opportunities Portfolio, says a big overhang of stock issued to employees can be a worry, but that, on the whole, options have been beneficial. "It's a vital tool for these companies to attract and retain these key personnel," he says.

Mr. Carson doesn't necessarily disagree. But he is a stick-in-the-mud who feels that, if options are indeed a compensation expense—one not deducted from income under current rules—then technology companies aren't as profitable as they would appear to be.

—Rebecca Buckman contributed to this article.

Stock Options Pad Cash Flow of Technology Highfliers

HEARD ON THE STREET

By Robert McGough
Staff Reporter of The Wall Street Journal

Ah, stock options, the elixir of the technology boom! Employee stock options allow zippy tech firms to attract great workers without the hassle of actually paying them grandiose salaries.

It's widely known that the cost of most employee stock options isn't reflected on the income statement—indeed, tech companies have fought fiercely against such reporting. Less well known is that companies eagerly record the cost of employee stock options as an expense on corporate tax returns, which saves them taxes.

Even less well known, however, is that this tax benefit in recent years has given a huge boost to the cash flow of some high-flying technology companies. That's the conclusion of a new study by Bear Stearns. The research found that this options-related tax benefit contributed 26% of the operating cash flow at Dell Computer Corp. last year, 19% of the operating cash flow at Cisco Systems Inc. and 17% at JDS Uniphase Corp.

The bigger the stock-price gain, and the more employees who cashed in their options, the bigger the boost to a company's cash flow. For instance, Bear Stearns estimated that this accounting wrinkle contributed $144 million, or 79%, of the $182 million in operating cash flow at Qualcomm Inc., the wireless telecom wonder that last year was the hottest one-year performer in the history of the Standard & Poor's 500-stock index. Qualcomm disputes the size of the contribution estimated by Bear Stearns, but doesn't provide another figure.

But the process also works in reverse. And that means the operating cash flow at many of these same companies could be reduced this year if the market doesn't resume its heady ways, Bear Stearns warns. A lot of once-highflying technology shares have slumped since hitting highs earlier this year, and, if the slump continues, says Pat McConnell, senior managing director at Bear Stearns, investors might be surprised to discover just how badly the cash flow of their favorite companies can plunge. Changes in cash flow "could, in a volatile stock market, be totally independent of the company's operations," Ms. McConnell says.

Exercising Their Options

The impact of tax benefits from the exercise of employee stock options on operating cash flow

7/17/00

	Option-exercise tax benefit as a percent of cashflow from operations	Cash flow from operations (in millions)	Tax benefit from option exercise (in millions)
Altera	16%	$403	**$64**
Cisco Systems	19	4,438	**837**
Dell Computer	26	3,926	**1,040**
Intel	4	11,335	**506**
JDS Uniphase	17	67	**11**
Oracle	3	1,807	**56**
Qualcomm	79	182	**144***
Sun Microsystems	9	2,517	**222**
WorldCom	7	11,005	**820**
Xilinx	14	244	**35**
Yahoo!	17	216	**37**

*Qualcomm says the actual number is lower

Source: *company reports,* Bear, Stearns & Co. estimates

The striking thing about this accounting twist is that investors often look at cash flow as an unadulterated measure of how a business is faring. Earnings get boosted or reduced by all sorts of accounting maneuvers. But cash is cash, and it's viewed as less subject to accounting distortion than earnings. "Investors do focus on cash flow from operations, what the business is generating," says David Zion, an accounting analyst at Bear Stearns.

And yet, here we have companies whose cash flow was boosted last year—sometimes significantly—by the performance of their stock price, not by how profitably they sold computers or optical-networking equipment or wireless-telephone chips. To be sure, the extra cash these companies recorded last year really was cash that they could use to build their business or buy back stock, not an accounting fiction. And the accounting that produces this cash is perfectly legitimate, if obscure and open to different interpretations. But it's also true that a reduction in cash flow from this source, which appears likely for some companies this year based on current trends, would mean less cash in a company's pocket, at least from this source.

The report from Bear Stearns—which Ms. McConnell says was done to address investor confusion on the topic—is a good

Please Turn to Page C2, Column 3

Stock Options Pad Cash Flow of Technology Highfliers

HEARD ON THE STREET

By ROBERT MCGOUGH
Staff Reporter of THE WALL STREET JOURNAL

Ah, stock options, the elixir of the technology boom! Employee stock options allow zippy tech firms to attract great workers without the hassle of actually paying them grandiose salaries.

It's widely known that the cost of most employee stock options isn't reflected on the income statement—indeed, tech companies have fought fiercely against such reporting. Less well known is that companies eagerly record the cost of employee stock options as an expense on corporate tax returns, which saves them taxes.

Even less well known, however, is that this tax benefit in recent years has given a huge boost to the cash flow of some high-flying technology companies. That's the conclusion of a new study by Bear Stearns. The research found that this options-related tax benefit contributed 26% of the operating cash flow at Dell Computer Corp. last year, 19% of the operating cash flow at Cisco Systems Inc. and 17% at JDS Uniphase Corp.

The bigger the stock-price gain, and the more employees who cashed in their options, the bigger the boost to a company's cash flow. For instance, Bear Stearns estimated that this accounting wrinkle contributed $144 million, or 79%, of the $182 million in operating cash flow at Qualcomm Inc., the wireless telecom wonder that last year was the hottest one-year performer in the history of the Standard & Poor's 500-stock index. Qualcomm disputes the size of the contribution estimated by Bear Stearns, but doesn't provide another figure.

Exercising Their Options

The impact of tax benefits from the exercise of employee stock options on operating cash flow

	Option-exercise tax benefit as a percent of cashflow from operations	Cash flow from operations (in millions)	Tax benefit from option exercise (in millions)
Altera	16%	$403	$64
Cisco Systems	19	4,438	837
Dell Computer	26	3,926	1,040
Intel	4	11,335	506
JDS Uniphase	17	67	11
Oracle	3	1,807	56
Qualcomm	79	182	144*
Sun Microsystems	9	2,517	222
WorldCom	7	11,005	820
Xilinx	14	244	35
Yahoo!	17	216	37

*Qualcomm says the actual number is lower

Source: company reports, Bear, Stearns & Co. estimates

But the process also works in reverse. And that means the operating cash flow at many of these same companies could be reduced this year if the market doesn't resume its heady ways, Bear Stearns warns. A lot of once-highflying technology shares have slumped since hitting highs earlier this year, and, if the slump continues, says Pat McConnell, senior managing director at Bear Stearns, investors might be surprised to discover just how badly the cash flow of their favorite companies can plunge. Changes in cash flow "could, in a volatile stock market, be totally independent of the company's operations," Ms. McConnell says.

The striking thing about this accounting twist is that investors often look at cash flow as an unadulterated measure of how a business is faring. Earnings get boosted or reduced by all sorts of accounting maneuvers. But cash is cash, and it's viewed as less subject to accounting distortion than earnings. "Investors do focus on cash flow from operations, what the business is generating," says David Zion, an accounting analyst at Bear Stearns.

And yet, here we have companies whose cash flow was boosted last year—sometimes significantly—by the performance of their stock price, not by how profitably they sold computers or optical-networking equipment or wireless-telephone chips. To be sure, the extra cash these companies recorded last year really was cash that they could use to build their business or buy back stock, not an accounting fiction. And the accounting that produces this cash is perfectly legitimate, if obscure and open to different interpretations. But it's also true that a reduction in cash flow from this source, which appears likely for some companies this year based on current trends, would mean less cash in a company's pocket, at least from this source.

The report from Bear Stearns—which Ms. McConnell says was done to address investor confusion on the topic—is a good

Please Turn to Page C2, Column 3

Stock Options Gave Huge Boost to Cash Flow Last Year to Tech Highfliers Such as Dell, Cisco

HEARD ON THE STREET

Continued From Page C1

reminder that there's a little-noted feedback effect going on between corporate results and the stock market. A big reason for the gains in the stock market in recent years has been sharply rising corporate earnings and cash flow. But one factor driving these measures of corporate health higher is the rising stock market itself. For instance, unexpectedly strong returns on pension investments have allowed many companies to reduce their contributions to pension plans—and the stock-market gains in the pension portfolios have been so hefty in some cases that they have actually spilled over to boost corporate earnings.

The gains to cash flow from employees' exercise of options can amount to a lot more than chump change. Last year, **WorldCom** Inc. boosted its operating cash flow by $820 million, to a total of $11 billion, due to tax savings from this options-exercise expense, according to Bear Stearns. **Sun Microsystems** Inc. saved $222 million in tax expense, helping to boost its cash flow from operations to $2.5 billion. Dell Computer boosted its operating cash flow by a bit more than $1 billion, to $3.9 billion.

Qualcomm and Dell both say that while cash flow does get boosted by the tax treatment of employee options, they generate plenty of cash anyway, and they don't think investors should fret about the matter. Indeed, both firms think cash flow is a secondary concern for owners of their stocks, as the companies don't carry any notable debt. Dell also notes that in years when employees exercise fewer options, the company needs less cash to buy back an offsetting number of shares.

Qualcomm says the figure in the Bear Stearns report overstates its cash-flow benefit from options, because the firm's taxes are also reduced by net operating-loss carryforwards and research-and-development credits. Qualcomm wouldn't quantify the actual cash-flow benefit from options, saying, "To uncover it, even if we did want to disclose it, would be a difficult exercise." Bear Stearns says in a footnote to its report that its calculation from Qualcomm reflects some guidance from the company.

Meanwhile, Yahoo! Inc. points out that some companies, such as itself, have accumulated a sizable level of options-related tax benefits, and so a decline in stock price in the short term might not translate into any reduction of cash flow.

Other companies either confirm the report's calculations without further comment, or don't comment—many because they are in quiet periods due to coming earnings releases.

There are quirks in accounting for employee stock options. Two companies can account for the impact of options in such different ways that their cash-flow statements might as well be apples and oranges. For instance, **Microsoft** Corp. got a huge benefit from employees' exercise of options last year—it saved $3.1 billion, according to Bear Stearns. But Microsoft reported the $3.1 billion gain as coming from financing activities, rather than operations. One of the goals of the Bear Stearns report is to encourage regulators, who are beginning to examine the issue, to settle on a uniform way for these gains to be reported.

The report also notes that earnings per share can be affected by employee stock options—even though the cost of the options doesn't get recorded on the income statement. That's because the number of shares that could be issued due to options exercises gets factored into calculations of a firm's diluted shares outstanding and becomes part of the earnings-per-share equation.

One paradoxical effect of the accounting is that, in years when fewer employee stock options are apt to be exercised, a firm's calculation of shares outstanding might shrink, and that could boost earnings per share. For instance, this year, due to these accounting rules, some companies may record higher earnings per share due to fewer options exercised—but lower cash flow for the same reason. The net impact on a stock, from falling cash flow but rising earnings per share, would depend on whether investors are more focused on cash flow or earnings per share for that particular company.

7TH STORY of Level 2 printed in FULL format.

THE STRAITS TIMES (SINGAPORE)

July 15, 2000

LENGTH: 450 words

HEADLINE: **Shareholders'** concerns are **dilution** and disclosure : **STOCK OPTIONS**

BYLINE: FELISA BATACAN

BODY:

COMPANIES planning to adopt **stock-option** schemes to attract and retain the best talent will need to address shareholders' concerns on dilution and disclosure, experts say.

The warning comes in the wake of the surprising failure by Singapore Technologies Engineering to introduce a new **stock-option** scheme.

Only 68 per cent of proxy votes received during the company's extraordinary general meeting on Thursday favoured proposed changes, which would have allowed the scheme to be implemented.

It fell short of the 75 per cent required by law.

No specific explanation has emerged so far over why minority shareholders rejected the scheme.

However, the case -- the first time such a resolution has been scuppered in Singapore -- highlights some of the cons of **stock-option** schemes, instead of the pros that are usually featured.

A key concern cited by experts spoken to yesterday by The Straits Times yesterday is the dilution effect that such **stock option** plans may have on shareholdings.

"Shareholders ultimately bear the cost of these schemes through increased dilution, through having their own ownership reduced," said Mr Jon Robinson, managing director of financial and human resource consulting firm Watson Wyatt Singapore.

"As you issue more shares, the existing shareholdings are diluted -- and anything that deals with shares must be approved by shareholders," said Mr Choo Eng Chuan, director of tax services for consultants Arthur Andersen.

"Are they confident that the employees will be able to drive the value of the company up as opposed to merely thinking about incentivising themselves?" This is where companies may need to bridge the knowledge gap so that shareholders can

understand exactly what they are being asked to decide on, the experts said.

"Companies in Singapore are required to file their **stock option** plans with shareholders.

"But that is within a very generic framework and they may not disclose what actually happens in practice," pointed out Mr Robinson.

"The main issue here is if there were broader disclosure requirements, then perhaps a lot of shareholder concerns would be satisfied." With **stock-option** schemes becoming more widespread, shareholders' demands for accountability are bound to increase.

Mr Robinson noted that different disclosure standards are set by different countries.

"The US, for example, has very high disclosure standards -- who gets what, the levels of options, what they get each year and whether these options are in some ways reflective of performance." As a consequence, he says, American shareholders have more facts at hand and are more comfortable about making decisions on proposed actions.

LOAD-DATE: September 5, 2000

MORE THAN HALF OF TOTAL CFO PAY IS NOW DRIVEN BY THE STOCK MARKET. BUT THAT DOESN'T MEAN IT'S LINKED TO PERFORMANCE.

Riding the Bull

THE 2000 COMPENSATION SURVEY BY TOWERS PERRIN AND *CFO* MAGAZINE, TEXT BY RONALD FINK

If you believe that traditional stock options align management's interests with those of shareholders, then CFOs increasingly are on the same page as their ultimate paymasters.

So finds the biennial CFO Compensation Survey, undertaken by the consulting firm of Towers Perrin. According to the survey of 630 companies (a significant majority of which have at least $500 million in sales), fully 53 percent—or $600,000—of their CFOs' median total compensation in 1999 came in the form of long-term incentives, primarily stock options. The proportion of total pay represented by long-term compensation is up from 39 percent in 1995, according to Towers Perrin. All told, the survey shows that CFOs' median total pay last year was $1,124,400, almost double the $649,730 they received four years earlier. Of the total last year, roughly $344,900 was cash and $201,200 was bonus money.

+73% (14%/yr)

ILLUSTRATION BY STEPHEN WEBSTER



James Hance, CFO of Bank of America

America Corp., for instance, received a whopping $26.8 million in options last year. The second most highly paid CFO, Lehman Brothers Holdings Inc.'s John Cecil, also did well by options, winning a grant worth $10.8 million. That's based on the value of those options at the time they were granted, using the Black-Scholes option pricing model.

Of course, linking pay to stock prices can eviscerate wealth as rapidly as it can produce it. Witness the carnage inflicted by the technology sector's recent nosedive. Yahoo Inc.'s soon-to-retire Gary Valenzuela, for example, was holding options worth more than $1.6 billion at the peak of Yahoo's stock on January 3. Their value had been cut in half by the time this issue went to press, even after he took 75,000 off the table. Warren Jenson of Amazon.com Inc. has also experienced a market-driven meltdown in net worth. His options' market value has fallen from $85 million at Amazon's peak last December 10 to around $43 million on May 1.

Even so, most recipients defend the use of options on the grounds that they instill a greater incentive to maximize shareholder value than does cash compensation. But critics contend that while options reward management and shareholders alike when stock prices rise, the risk is borne exclusively by the latter, because shareholders alone experience actual losses if the price of the underlying stock falls and the options expire worthless. And that risk, though not apparent in income statements, is growing apace, thus threatening to undermine the very value that options are supposed to help create.

That has left some CFOs scratching their heads. Just how far should a company go with option grants? "It's a question we've discussed here" without being able to answer definitively, admits Mike Van Handel, CFO of Manpower Inc., a $12 billion (in sales) supplier of staffing services, based in Milwaukee. "While our goal is to be competitive in the marketplace," Van Handel explains, "from an overall corporate standpoint, [option grants] really are a hidden cost."

In response, a few companies have altered their approach to long-term incentives. American Home Products, Boeing, John Deere, Hewlett-Packard, and Super Valu, for example, have linked the vesting of restricted stock grants—those of stock that cannot be sold for a specified period—to specific performance targets. But their use of restricted stock is much more limited than their stock option grants, and those remain only loosely

ALTHOUGH BANK OF AMERICA'S STOCK LAGGED THE OVERALL MARKET LAST YEAR BY 35 PERCENTAGE POINTS, HANCE STILL TOOK HOME $49 MILLION IN LONG-TERM INCENTIVES, HALF IN STOCK OPTIONS.

As a result of this growing reliance on stock options, of course, the personal fortunes of finance executives are now increasingly tied to the vagaries of the equity marketplace. "Top management pay in the U.S. is, in effect, decided mainly by the stock market, not by the compensation committee or by the company's performance against internally set goals," observes Richard Ericson, a consultant in the Minneapolis office of Towers Perrin.

The reason is clear enough. With the bull market producing spectacular stock-price gains for high-tech companies, and with the boom in Internet start-ups boosting demand for managerial talent, options are increasingly seen as the easiest way to attract, motivate, and retain key employees. No less clear is the result, at least in personal terms, for the CFOs who made the list of the 25 highest-paid traditional-economy finance executives, among companies with at least $1 billion in revenues (see chart, page 50). The No. 1 earner on the list, James H. Hance Jr., of Bank of

EARNING CURVE

THE RANGE IN 1999 CFO PAY


25th percentile
50th percentile
75th percentile
$0
500
1,000
1,500
2,000
Salary
345
444
Bonus
201
345
Total cash
550
751
Long-term
600
1,142
Total direct
1,124
1,733

Source: Towers Perrin

PHOTOGRAPH BY SIMON GRIFFITHS

A MATTER OF EMPHASIS

LONG-TERM COMPENSATION HAS GROWN INCREASINGLY IMPORTANT IN CFO PAY.


Base
Bonus
Long-term
$0
100
200
300
400
500
600
1990
238.77
106.09
140.87
1995
270.57
143.54
260.72
1999
345.00
201.00
600.00

Source: Towers Perrin; all figures are medians

linked to performance.

Among major publicly traded companies, in fact, only Broomfield, Colorado-based Level 3 Communications has actually tied option grants to performance—taking the radical step of adopting indexed options, which link grants to the degree to which the company's stock price outperforms the S&P 500 index. Level 3 is likely to remain a minority of one when it comes to options, however, unless its program succeeds in motivating and retaining top talent. Otherwise, the vast majority of firms are likely to stick to traditional grants, if only out of fear that they cannot otherwise compete for talent. "There is a tidal wave of great ideas, but a limited number of people available to execute them," says Larry Best, CFO of Boston Scientific Corp., a $2.8 billion medical-device maker based in Natick, Massachusetts.

Certainly the current trend has created an unparalleled pay environment for CFOs. How long it will last, of course, is anyone's guess. But as long as compensation costs themselves don't threaten stock prices, and options continue to be the favored recruitment vehicle, shareholders are unlikely to complain. "Everybody's fine with [the trend] as long as [the market] goes up," says David Leach, national director of compensation consulting for Buck Consultants, in New York.

GOING LONG

The use of stock options has been rising along with stock prices since the early 1990s, but has widened beyond top management during the past few years, thanks largely to the New Economy. And not surprisingly, Internet CFOs get the highest proportion of their pay—73 percent—in the form of options and other long-term incentives. Yet the survey also found that Internet CFOs weren't the highest-paid finance executives. On the contrary, on average, finance chiefs in more-traditional industries, such as pharmaceuticals, all took home bigger paychecks.

What explains the discrepancy? At this point at least, CFOs within the Old Economy exercise responsibility over a far greater amount of capital than do Internet CFOs. "The scope of [the former's] responsibilities is much greater than those of an Internet CFO," notes James Knight, a partner at SCA Consulting, a management consultancy in Chicago. And though much more of the New Economy's assets may be intellectual, finance executives still aren't paid as much to manage intangibles. Of course, there are some glaring exceptions to this rule, as reflected in our list of the 10 most highly paid New Economy CFOs (see page 58).

In any case, the use of options isn't limited to CFOs in the New Economy or the Old. The Towers Perrin survey indicates that companies are using options to reward divisional CFOs as well as corporate finance chiefs. While receiving an average of $306,900 in salary and bonus, group-level CFOs, for instance, earned an average of $243,900 in options and other long-term incentives last year. In fact, the pattern holds throughout the hierarchy of corporate finance. Corporate-level treasurers earned an average of $245,700 in the form of options and other long-term incentives. Group-level treasurers got an average of $80,000 in this fashion. Group-level controllers

THANKS TO THE RECENT STOCK DROP, YAHOO'S SOON-TO-RETIRE VALENZUELA SAW THE VALUE OF HIS OPTIONS DWINDLE BY ROUGHLY $80 MILLION BETWEEN JANUARY AND APRIL.

Gary Valenzuela, CFO of Yahoo



PHOTOGRAPH BY ERIC MILLETTE


#1
#7
#15
#18
#21

HANCE · WALLMAN · HOPKINS · PETERSON · WHITE



A LEAGUE OF THEIR OWN

THE 25 HIGHEST-PAID TRADITIONAL-ECONOMY CFOS

NAME COMPANY	TOTAL CASH	RESTRICTED STOCK	STOCK OPTIONS	TOTAL LONG-TERM COMP.	TOTAL DIRECT	1999 CHANGE PRETAX INC.	TSR 1999
1. JAMES H. HANCE JR. BANK OF AMERICA CORP.	$2,500,000	$22,350,000	$26,800,000	$49,150,000	$51,650,000	52%	-23.22%
2. JOHN L. CECIL LEHMAN BROTHERS HOLDINGS INC.	4,000,000	4,285,914	10,762,500	15,048,414	19,048,414	51%	63.32
3. DAVID A. VINIAR GOLDMAN, SACHS GROUP INC.	7,647,523	3,840,035	0.00	3,840,035	11,487,558	-32%	N/A
4. PETER D. HANCOCK J.P. MORGAN & CO.	3,700,000	2,700,000	3,744,000	6,444,000	10,144,000	120%	10.16
5. ROBERT P. WAYMAN HEWLETT-PACKARD CO.	1,401,590	4,208,840	3,571,900	7,780,740	9,182,330	3%	97.12
6. JAMES G. STEWART CIGNA CORP.	1,611,500	377,190	7,193,338	7,570,528	9,182,028	-39%	-8.25
7. RICHARD F. WALLMAN HONEYWELL IN'TL INC.	1,045,833	17,500	8,068,590	8,086,090	9,131,923	16%	8.45
8. FRANKLYN A. CAINE RAYTHEON CO.	721,235	606,375	7,490,000	8,096,375	8,817,610	-44%	-68.94
9. CARL F. KOENEMANN MOTOROLA	1,070,000	0.00	7,122,500	7,122,500	8,192,500	-185%	100.17
10. JAMES E. DALEY ELECTRONIC DATA SYSTEMS	1,567,372	1,210,156	5,367,500	6,577,656	8,145,028	-42%	33.16
11. LOUIS C. CAMILLERI PHILIP MORRIS COS.	2,566,667	985,788	3,805,250	4,791,038	7,357,705	39%	-35.74
12. MARC J. SHAPIRO THE CHASE MANHATTAN CORP.	2,456,250	1,278,253	3,610,800	4,889,053	7,345,303	41%	9.31
13. JUDY C. LEWENT MERCK & CO.	1,005,840	0.00	5,483,200	6,240,334	7,246,174	7%	-21.13
14. J.M. LOSH GENERAL MOTORS CORP.	2,428,000	0.00	2,375,152	4,175,152	6,603,152	97%	18.13
15. DEBORAH C. HOPKINS BOEING CO.	1,106,871	4,983,419	478,800	5,462,219	6,569,090	138%	12.74
16. RODNEY L. JACOBS WELLS FARGO CO.	2,641,667	0.00	3,800,559	3,800,559	6,442,226	81%	18.68
17. FREDERIC V. SALERNO BELL ATLANTIC CORP.	1,627,500	00.0	4,066,108	4,066,108	5,693,608	35%	21.22
18. DONALD K. PETERSON LUCENT TECHNOLOGIES INC.	2,225,329	0.00	2,304,400	2,979,940	5,205,269	135%	13.57
19. PATRICK J. LYNCH TEXACO	773,634	497,855	3,746,040	4,243,895	5,017,529	146%	-2.33
20. RICHARD K. GOELTZ AMERICAN EXPRESS CO.	1,268,269	0.00	2,351,500	3,713,675	4,981,944	18%	27.06
21. MICHAEL D. WHITE PEPSICO INC.	964,764	0.00	3,649,209	3,649,209	4,613,973	62%	-9.61
22. ALAN J. WEBER AETNA INC.	1,500,000	0.00	3,001,350	3,001,350	4,501,350	-13%	-32.30
23. DOUGLAS A. HACKER UAL CORP.	589,546	1,581,250	2,271,787	3,853,037	4,442,583	55%	-22.31
24. MICHAEL F. MEE BRISTOL-MYERS SQUIBB CO.	1,130,247	0.00	2,757,600	3,207,600	4,337,847	35%	-8.65
25. JOHN M. DEVINE FORD MOTOR CO.	2,320,000	0.00	1,793,000	1,793,000	4,113,000	-57%	-16.02

a) Financial information provided by S&P Research Insight based on fiscal-year periods comparable to the most recently completed fiscal year data; total shareholder return (TSR) figures represent the annual equivalent return over the past 12 months ended as of the most recently reported fiscal year as of the time the analysis was performed.
b) Based on companies with at least $1 billion in revenues.
c) Compensation data based on 1999 fiscal-year data.
d) Total annual cash compensation is the combination of salary and bonus.
e) Total long-term compensation is the summary of stock option grants, restricted stock award values, and cash long-term incentive payouts.
f) Black-Scholes pricing model used to compute the value of the stock options; some figures are rough estimates because of insufficient data.
g) This analysis includes only executives working for the company as of the end of the fiscal year reported, except Ford Motors's John Devine, who retired 9/1/99.
h) Repriced options not included in the analysis.

Source: Buck Consultants

earned even more—an average of $114,000 via long-term incentives (see "The Benefits of Rank," page 60).

But is the trend toward options ultimately a good thing? Despite the widespread use of options, a growing body of evidence suggests they may end up killing the golden goose. A study by Wm. Gerard Sanders, a professor of strategy at The Marriott School of Brigham Young University, is only the latest to find that options encourage managers to make acquisitions.

To some degree, this reflects the fact that traditional options are not truly linked to operating-performance targets or even superior stock performance. In virtually all cases, executives who deliver less shareholder value than their peers or the overall market are nevertheless handsomely rewarded. And while their options' value requires the stock's price to go up, that may not take much.

OUT OF OPTIONS?

A recent study by the Federal Reserve Board warns that companies will soon have to borrow or cut their capital spending in order to finance stock repurchases, which are needed to soak up dilution from rising levels of stock-option grants.

PAYOUTS TO SHAREHOLDERS AS A PERCENT OF INCOME*



60%
40
20
0%
56
59
61
75
80
'94
'95
'96
'97
'98
Dividend Payout
Net Repurchase Payout**

Total payout excludes an $8.5 billion share repurchase by DuPont from a single shareholder.

*Sample includes the 144 largest firms in the S&P 500 for which adequate data on stock-option activity is reported in 10-K filings.

**Equals repurchases minus exercise proceeds (or repurchases minus issuance from option exercises plus issuance from option exercises minus exercise proceeds).

Source: Division of Research and Statistics, Federal Reserve Board

Consider again the top earner on our top 25 list, James Hance of Bank of America. He was awarded $49.2 million in long-term incentives, half in stock options, even though the company's stock lagged the overall market last year by 35 percentage points, as well as those of other large banks by 3 percentage points. Investors in Bank of America were disappointed by the effect of the Federal Reserve's interest rate hikes, as well as with poorer-than-expected results from the bank's 1998 merger with NationsBank. A company spokesperson explains that Bank of America outperformed its peers in 1998 and wanted Hance "to stay with the company for the next number of years." The spokesperson adds that such incentives are "an accepted way" of retaining executives.

Worse still, compensation policies at many companies have allowed options that are out of the money to be repriced downward, so executives who fail to deliver shareholder value ended up being rewarded anyway. Repricings will no doubt dwindle in the wake of a recent ruling by the Financial Accounting Standards Board that requires companies to take a charge to earnings for such actions. Witness Microsoft Corp.'s move to double the number of options granted to its employees in the wake of the stock's recent sharp decline. Instead of repricing options that are now underwater, the company chose to issue new, lower-priced ones.

A MERE DETAIL?

But even options that aren't repriced represent an expense to shareholders, though it isn't fully reflected on corporate income statements. That's because the expense associated with the traditional grants needn't be included in income statements, but merely footnoted. As a result, companies that depend heavily on option grants report inflated earnings growth. A recent study by the Federal Reserve Board estimates the inflation to amount to roughly 1.5 percent annually.

BIG, BIGGER, BIGGEST

CFO PAY BY COMPANY SIZE



Base
Bonus
Total Cash
Long-Term
Total Direct
$0
1,000
2,000
3,000
83
275
189
445
139
345
429
782
173
452
587
1,031
242
592
854
1,432
334
723
1,662
2,284
414
844
1,481
2,547

Source: Towers Perrin; all figures are averages

And while investors may not notice or care in the short run, they eventually will, or studies suggesting that the market is efficient are mistaken.

In fact, there is evidence to indicate that investors do care about the cost of stock options, at least insofar as the grants dilute their earnings. That dilution is reflected in the difference between basic earnings per share and diluted EPS on the income statement. And a study of market data from 1989 to 1995 published in the November/December 1997 issue of the *Financial Analysts Journal* found significantly greater correlation of stock prices to diluted earnings than to undiluted.

While most companies buy back enough shares in the open market to soak up the dilution, that same study by the Federal Reserve Board suggests that that will become increasingly difficult to do. The study found that the average company now spends about 40 percent of its net income mitigating dilution from option grants, which, together with dividend payments, leaves only about 20 percent of earnings to reinvest in the business (see chart, at left).



Robert Wayman, CFO of Hewlett-Packard

WAYMAN IS ONE OF THE FEW CFOs WHOSE RESTRICTED STOCK IS TIED TO BOTH SHARE PRICE AND OPERATING PERFORMANCE TARGETS.

ALTERNATIVE MEANS

To understand why pay for performance occurs so rarely, one must go back to the early 1990s battle over the accounting treatment of options. Companies fought FASB tooth and nail over requiring their expense to be recorded on income statements, and the companies won. But the result has been two different accounting treatments—footnote disclosure for traditional options, income statement disclosure for performance-based options.

More precisely, the value of options that depend on some measure of performance must be charged as an expense against earnings, unless those options vest within 10 years.

To be sure, anecdotal evidence suggests a growing number of Old Economy companies are moving away from stock options to restricted stock, which must be expensed on the income statement. But that isn't necessarily done to link their incentives more closely to performance. Instead, such companies, ranging from BoA and Goldman, Sachs to Philip Morris and UAL Corp., are looking for another means to motivate and retain managers who might otherwise be tempted to jump to Internet start-ups. While restricted stock grants are no less dilutive than options, these grants, unlike those of options, retain value even if the price of the shares remains below the options' strike price.

More than a few of last year's 25 most highly paid traditional-economy CFOs, in fact, got there by dint of restricted stock. Here again, Bank of America's Hance is a prime example: almost 43 percent—$22.4 million to be exact—of his $51.7 million in total pay materialized as restricted stock. And he was far from the only case. Restricted stock accounted for anywhere from 23 percent to 46 percent of total 1999 pay for the next four biggest earners—Cecil of Lehman Brothers; David Viniar of Goldman, Sachs; Peter Hancock of J.P. Morgan; and Robert Wayman of Hewlett-Packard—each of whom got awards of at least $2.7 million. But only in Wayman's case does vesting depend on explicit performance objectives.

Of course, the dual accounting problem applies only to publicly held companies. For that reason, privately held Carlson Cos., a marketing, hospitality, and travel company based in Minneapolis, has no aversion to incentive plans based purely on performance. Carlson links long-term as well as short-term compensation to operating profits in excess of its cost of capital, because that "creates the best correlated connection between our shareholders' and executives' interests," insists CFO Martyn Redgrave.

While Carlson has only one major shareholder—the family of deceased founder Curt Carlson—Redgrave contends that makes little difference. And he insists that managers who claim to have shareholders' interests at heart thanks to the use of traditional options are misleading those shareholders. Honesty, Redgrave says, would require such managers to admit that their compensation is "as dependent on things I don't control as things I do, such as market fluctuations that are not tied to performance."

Granted, many other companies offer options that vest more rapidly if some measure of performance is met. But these typically vest within 10 years anyway, no matter how managers perform, which keeps the cost off the companies' books. Consequently, Redgrave says,

HOW THE SURVEY WAS DONE

The 2000 Compensation Survey was drawn from two main sources.

The trend data on finance executives' pay comes from Towers Perrin's compensation survey, which includes a total of 630 companies. Of those, 402 are publicly traded, and 91 percent of those that reported sales figures have at least $500 million. Note that the data for averages doesn't add up to the totals shown in the tables, because zeros have been excluded from the calculations for bonuses and long-term incentives. Also note that medians were used for historical comparisons because averages were not available.



This year's Top 25 list is based on proxy research done for *CFO* by Buck Consultants of fiscal 1999 data filed electronically with the SEC by companies with at least $1 billion in sales. The list of New Economy CFOs was based on the proxies of companies with at least $15 billion in market value. In both cases, the value of option grants was based on Buck's calculations using the Black-Scholes model. Buck estimates present value of the grants by discounting the sum of underlying shares multiplied by the exercise price (as of the grant date). ✱ *R.F.*

PHOTOGRAPH BY CINDY CHARLES

such programs create "artificial value." His reasoning: "If I own 100 percent of a company, give away 10 percent, then claim it doesn't matter because it's a noncash charge, that's problematic." When, moreover, the value of such grants escalates along with stock prices, and that is used as a justification to provide still more, as has been the pattern in recent years, the system, says Redgrave, amounts to a "pyramid scheme."

LEVELING THE PLAYING FIELD

So why has Level 3 bucked the trend? "We took the view that this plan is right for the company and its shareholders," says CFO Doug Bradbury. Of course, the accounting treatment is less of an issue for Level 3 because it doesn't have any earnings at the moment. And while the charge for indexed options deepens its losses, the stock currently trades on cash flow. What happens when Level 3 moves into the black? Bradbury says he'll "spend time talking [to investors] about it if we have to."

INDUSTRY SPECIFIC

COMPENSATION COMPARISON OF THE BIG THREE BY INDUSTRY

■ CFO ■ CORPORATE CONTROLLER ■ TREASURER

In $ thousands

INDUSTRY	BASE	BONUS	TOTAL CASH	LONG-TERM INCENTIVES	TOTAL DIRECT
AEROSPACE, AUTOMOBILES, & OTHER TRANSPORTATION	$349.9	$321.7	$671.6	$810.8	$1,482.5
	209.9	131.7	341.6	272.9	614.4
	200.6	110.7	311.4	214.7	526.1
CHEMICALS & ALLIED PRODUCTS	279.0	163.1	434.8	471.2	884.5
	173.2	69.5	240.1	181.0	406.6
	173.0	59.2	229.0	129.8	351.6
COMPUTER, OFFICE EQUIPMENT, & DATA SERVICES	385.1	347.2	669.3	2,759.6	3,297.5
	190.1	99.2	274.1	444.7	700.3
	201.2	92.8	285.1	824.1	1,109.2
ELECTRONICS & ELECTR. EQUIP.	282.1	167.3	426.3	945.3	1,371.6
	170.0	58.2	213.7	218.1	410.0
	169.8	112.2	254.1	312.9	566.9
FOOD, BEVERAGE, & TOBACCO	394.3	281.3	675.6	1,165.2	1,840.8
	227.0	112.2	339.4	409.2	748.6
	218.1	113.7	332.0	323.9	655.9
METAL MANUFACTURING	310.1	200.5	483.9	570.1	1,054.0
	193.1	85.9	274.6	220.3	483.3
	185.7	83.2	269.0	214.4	454.8
PETROLEUM & PIPELINES	382.5	185.4	512.3	517.6	1,029.9
	194.1	64.4	240.9	120.0	360.9
	226.8	67.7	279.4	108.6	388.0
PHARMACEUTICALS	514.9	375.8	890.9	2,143.8	3,034.8
	285.3	155.5	440.9	889.2	1,256.0
	271.5	147.3	418.9	759.7	1,120.2
TELECOMMUNICATIONS	392.0	406.2	798.2	1,277.7	2,075.9
	215.0	132.3	347.5	382.5	730.0
	229.9	156.4	386.8	432.2	819.0

Source: Towers Perrin; all figures are averages

CARLSON CREATES "THE BEST CORRELATION BETWEEN OUR SHAREHOLDERS' AND EXECUTIVES' INTERESTS," SAYS REDGRAVE.

While no other public company seems prepared to do that, others have at least taken the same step as Hewlett-Packard with regard to restricted stock. Senior managers at Boeing Co., for example, won't get at least a portion of their restricted stock unless their company's stock price meets minimum standards. And American Home Products, Fort James, John Deere, and Super Valu have gone even further, linking their restricted stock grants to operating performance goals. But because of the hit to earnings that any restricted stock grant produces, it is unlikely to replace options as a long-term incentive for anyone but the most-senior executives.

That, of course, assumes the stock market keeps rising. If not, the focus on traditional options will surely diminish. In fact, if enough employees begin jumping ship merely because their net worth has grown volatile, companies may even begin to embrace indexed options. Nasdaq's volatility "has pinched people in terms of their expectations," says G. Mead Wyman, CFO of Mercury Computer Systems Inc., in Chelmsford, Massachusetts. "In that environment, indexed options may seem more appropriate."

(text continues on page 60)



Martyn Redgrave, CFO of Carlson Cos.

PHOTOGRAPH BY STEVE NIEDORF


#1
#2
JENSON
SULLIVAN
CARTER



IN THE OPTIONS

THE 10 HIGHEST-PAID NEW-ECONOMY CFOs

NAME COMPANY	TOTAL CASH	RESTRICTED STOCK	STOCK OPTIONS	TOTAL LONG-TERM COMP.	TOTAL DIRECT	1999 CHANGE PRETAX INC.	TSR 1999
1. WARREN JENSON AMAZON.COM INC.	$2,325,000	$0.00	$50,600,000	$50,600,000	$52,925,000	478%	-36%
2. SCOTT SULLIVAN MCI WORLDCOM	3,360,000	0.00	16,768,800	16,768,800	20,128,800	-547%	-17%
3. ARTHUR KRAUSE SPRINT	750,781	0.00	7,646,332	7,646,332	8,397,113	13%	21%
4. LARRY CARTER CISCO SYSTEMS	979,194	0.00	7,323,904	7,323,904	8,303,098	44%	143%
5. ROBERT WOODRUFF QWEST COMM. INC.	485,660	0.00	6,840,000	6,840,000	7,325,660	-169%	2%
6. FRED ANDERSON APPLE COMPUTER INC.	605,260	0.00	6,578,750	6,578,750	7,184,010	105%	170%
7. GARY VALENZUELA YAHOO INC.	205,000	0.00	6,903,360	6,903,360	7,108,360	141%	49%
8. J. MICHAEL KELLY AMERICA ONLINE	944,886	5,660,000	0.00	5,660,000	6,604,886	1,174%	-16%
9. JOSEPH BRONSON APPLIED MATERIALS	1,004,398	0.00	5,134,320	5,134,320	6,138,718	141%	280%
10. JEFFREY HENLEY ORACLE CORP.	2,062,109	0.00	4,010,400	4,010,400	6,072,509	N/A	491%

Note: See footnotes from chart on page 50   Sources: Buck Consultants and CFO magazine

SHORT-TERM GAMES

With annual bonuses tied to budgets, more than two out of three corporate managers have an incentive to sandbag performance targets. Or so one would conclude from a Towers Perrin survey (see chart, below).

Under this arrangement, managers at the beginning of a year all too often argue that their targets should be lowered because of tough business conditions, when in fact conditions are better than projected. If their arguments are successful, they can easily surpass the targets. And with those budget goals typically expressed in terms of earnings per share, managers nearing year's end are also encouraged to find noncash items to make their numbers look even better.

But because this approach to short-term objectives often results in subpar operating performance, some public companies are shifting gears. Among the latest is Vectren Corp., an Indiana energy company recently created from the merger of two smaller utilities in the state. For starters, its incentives are tied to ROA and Ebitda targets instead of EPS, so its managers will find it more difficult to pad their results. And by setting their objectives well below actual budgets, the company offers managers no incentive to sandbag projections.

Given Vectren's budgeted projections, aren't its performance targets too easy? On the contrary, says CFO Jerry Benkert. Not only are they above industry benchmarks, but they are also precisely what's required to make Vectren's publicly stated objective for annual earnings growth. What's more, the size of the actual bonuses is tied to the amount by which they exceed their targets. "That's the beauty of it," says Benkert. "We think the plan you're following should get you to the answer you want."

But the Towers Perrin data suggests that most other companies are in danger of getting just the opposite. * *R.F.*

BASIS OF THE BONUS *Types of performance targets used*

STANDARD	DESCRIPTION	% USING
Based on budget	Target is the required level of performance in the annual budget	69%
Determined by management/board	Target is based on assessment of business conditions	14%
Year-over-year growth	Target is based on incremental improvement over last year	7%
Peer-group performance	Target is defined in relation to other companies' performance	5%
Timeless/absolute standard	Target is based on consistent, year-to-year standards	3%
Cost of capital	Target is based on covering company's cost of capital	2%
Achievement of strategic milestone	Target requires clearing a tangible hurdle (e.g., new-product launch)	0%

Source: Towers Perrin



THE BENEFITS OF RANK

COMPENSATION BY FINANCE JOB TITLE


Base
Bonus
Total Cash
Long-Term
Total Direct
In $ thousands
0
100
200
300
400
500
600
GROUP CFO
101.8
306.9
243.9
529.1
CORPORATE CONTROLLER
75.8
261.2
229.4
439.6
CORPORATE TREASURER
187.7
88.5
271.3
245.7
472.8
GROUP CONTROLLER
142
45.4
188.1
114.1
277.6
GROUP TREASURER
142.9
37.2
181.1
88.8
217.2
TOP TAX EXECUTIVE
78.8
247.7
188.2
423.6
TOP INVESTOR RELATIONS EXECUTIVE
63.7
218.1
183.8
395.8
TOP FINANCIAL PLANNING EXECUTIVE
65.8
211.2
158.5
341.1
TOP INTERNAL AUDIT EXECUTIVE
54.3
195.8
139.3
324.1
TOP GENERAL ACCOUNTING EXECUTIVE
124.4
37.3
159.2
79.1
228.7
TOP RISK MANAGEMENT EXECUTIVE
32.4
151.8
52.9
198.9
TOP CASH MANAGEMENT EXECUTIVE
33.1
158.4
58.1
196.2
TOP INSURANCE EXECUTIVE
30.2
154.8
46.9
189.4
TOP BUDGETING EXECUTIVE
32.8
133.8
58.5
179.4

Source: Towers Perrin; all figures are averages

(*continued from page 57*)

The ultimate question, however, is whether the use of options might actually prevent the market from moving higher. That depends, of course, on whether companies can continue to fund stock repurchases to mitigate dilution—and if they can do it without adversely affecting their cash flow. Here, however, the issue becomes chicken-and-egg-like. Many high-tech companies point to the effect on cash flow as the basis for their view that the benefits of expenditures on options are worth the cost. Since the grants are necessary to retain the employees that produce the cash flow, the companies argue, the money effectively underwrites enough growth to more than offset any dilution that isn't soaked up by share repurchases. The issue, as Manpower's Van Handel puts it, is, "Can we get value for that?".

And a challenge may soon become more acute, according to a study of repurchase practices by the Federal Reserve. It suggests that when companies have to buy back increasingly high-priced stock to offset the dilution, they may be hard-pressed to grow their cash flow sufficiently to fund further grants. "It seems unlikely that the total payout rate [net outlays for grants and buybacks] can increase much further," says the study, "absent a sizable increase in debt or a cutback in investment and, presumably, future growth."

For companies whose primary asset is people, then, there may be no essential difference between operating results and stock performance. So in their case at least, options linked only to the latter may make just as much sense as those linked to operating goals, assuming the grants don't vest within 10 years no matter what. And until cash flow suffers, grants only loosely linked to performance are unlikely to spark a shareholder revolt at those companies or others, and may simply be too lucrative for management to resist.

Even as harsh a critic as Martyn Redgrave failed to do so when he worked at publicly traded PepsiCo for 14 years prior to joining Carlson. Back then, he freely admits, "I wanted as many stock options as I could get." *

RONALD FINK (RONFINK@CFOPUB.COM) IS A SENIOR EDITOR OF *CFO*.

38TH STORY of Level 1 printed in FULL format.

InformationWeek

June 26, 2000

SECTION: BEHINDtheNEWS, Pg. 260, taking stock

LENGTH: 759 words

HEADLINE: Is Citrix On Shareholders' Side? -- Did company executives delay announcing an earnings shortfall until they had confirmed their stock-option plan?

BYLINE: WILLIAM SCHAFF

BODY:

A very good friend of mine came up with the saying "high tech, high wreck." There's a lot of truth in this statement, especially during earnings season.

One recent sad example involves a company I probably had liked a bit too much-Citrix Systems Inc. (CTXS-Nasdaq), a Fort Lauderdale, Fla., company that enables server-based computing. Its software lets any client-whether a PC, Mac, or Unix workstation-access any application across multiple platforms.

Its technology was well-positioned to take advantage of the thin-client trend and booming application service provider market. This multiplatform capability meant IT managers didn't have to change hardware strategies to implement software application changes. Citrix is migrating its independent computing architecture protocol, initially designed for Windows-based applications, to the Web and wireless devices, thereby increasing the potential market size. It's no wonder that Wall Street analysts were drooling over the stock, predicting growth rates of 40% to 50% for both revenue and earnings, and expecting operating margins in the mid-40s.

But there's a lot more to this story. On June 12, the company warned that it would miss Wall Street analysts' estimates in its upcoming quarterly earnings announcement. Citrix blamed a change in its sales model that required a large write-down of shrink-wrap inventory held by dealers. The company is transitioning to a more direct sales model that doesn't require distribution of boxed software. Ultimately, its new model should result in higher profits, but the transition creates disruption in the sales channel.

In addition, I expect there will be some re-education required to make large license sales. Large license deals are always a difficult issue for a fast-growing software company. Why? Very simply, because buyers understand that these companies are trying to hit aggressive sales targets. Part of the negotiating game is to drag out the sale as close to the end of the quarter as possible. You never truly know how much someone wants your business until you've seen them sweat to make a quarterly sales target (think bonuses and incentives.) Add that on top of the sales model transition, and you may find some real haziness on top-line sales figures for a couple of quarters. Wall Street hates fuzziness.

If that wasn't enough, another negative issue has reared its ugly head-one that doesn't have an immediate impact on the financial statements. What was disturbing about the timing of the earnings warning is that it came on the heels
of a company stock-option issuance that would **dilute** earnings per share for current **shareholders.** The proposal was originally voted on by Citrix **shareholders** at the company's May 18 annual meeting. However, the voting result on the **stock-option plan** was not disclosed. The company instead extended voting until June 2. Three other items on the agenda were approved by **shareholders** at the meeting without extension.

I would expect that if the stock-option proposal didn't clearly win on the date of the **shareholder** meeting, it would have been considered dead, saving **shareholders** some additional **dilution.** Did Citrix executives delay disclosing the earnings shortfall until they had confirmed the **stock-option plan?** The timing was suspicious. Was this in the best interest of **shareholders?** I expect quite a few **shareholder** lawsuits, not only on the earnings pre- announcement but on the stock-option issue as well. Given the circumstances, Citrix may be hard-pressed to win back the favor of investors.

This is really the long-winded point of this article. Management has to be clear at all times that they're expected to act in shareholders' best interests. This doesn't mean they'll always be right about their business decisions. In time, Citrix may ultimately prove wise to have shifted its sales to the direct model. Unfortunately, it would be a lot easier to be supportive of management during the downturns without lingering concerns of self-dealing. My fair value for Citrix stock is $25, and it was trading around $20 last week. Despite the discount, I can't support investing in Citrix until I'm sure that its management's interests are truly aligned long- term with the company's shareholders.

William Schaff is chief investment officer at Bay Isle Financial Corp., which manages the InformationWeek 100 Stock Index. Reach him at bschaff£bayisle.com.

For a complete listing of our stock index, see p. 262.

http://www.iweek.com/

LOAD-DATE: June 24, 2000

THE NEW YORK TIMES, TUESDAY, JUNE 13, 2000

Hidden Costs of Stock Options May Soon Come Back to Haunt

By GRETCHEN MORGENSON

Microsoft and Cisco Systems, two of the nation's most profitable companies, are well on their way to owing nothing in federal income taxes on the money they have made so far this year.

How can powerful companies like these, reporting billions in income to shareholders, owe nothing in taxes? It is all thanks to the wonder of employee stock options.

Stock options have made many Americans wealthy beyond their wildest dreams over the last decade. Less understood is how much stock options have benefited the companies that offer them. But when stock prices stop rising, some economists and investors warn, companies and their shareholders will find themselves paying a heavy price for something they thought was a free lunch.

Consider how options help eliminate a company's income tax bill. Under I.R.S. rules, employees pay income taxes on the gain they receive when they exercise their options, even if the gain is only on paper. When they exercise their options, their company receives a tax deduction equal to the gain.

With the stock markets soaring and many employees cashing in, the taxes the employees pay on their gains have meant deductions that greatly reduce and in some cases even wipe out some companies' current tax bills. This does not mean the federal government is reaping less in taxes. It simply means that the tax burden has shifted from corporations to individuals, most of whom willingly pay because the taxes are so much less than the gains.

Microsoft's options-related tax deduction of roughly $11.4 billion in the first nine months of this fiscal year, for example, exceeds the $10.6 billion in pretax income that the company reported to shareholders. That saves the company $4 billion in taxes. So while Microsoft may escape taxes this year, its employees will presumably pay tax on that $11.4 billion at ordinary rates.

Tax breaks are not the only benefit to corporations. Options can also significantly cut companies' labor costs as employees, eager to get rich off their options, demand less in cash compensation. Lower labor costs. Lower taxes. What more could a company ask?

"Stock options have become as American as motherhood and apple pie," said Patrick S. McGurn, a vice president at Institutional Shareholder Services, an investment advisory firm in Rockville, Md. "It has all been fueled by this notion that options have no cost and that there is an unlimited supply of them. It's like the government and its printing press. But ultimately the market is going to suffer. The day of reckoning will come."

When that day comes is, of course, unclear. But when stocks stop soaring — and many have done so this year — the equation upon which option mania is based changes. Employees exercise fewer options and companies' tax bills will rise. And as worried employees begin to demand more of their compensation in cash, companies' labor costs rise.

Desperate to appease employees, many companies will issue even more options. After Microsoft's stock tumbled on the prospect of a breakup by the government, the company issued $1.9 billion in new options in April to supplement those issued last year that are worthless. This comes on top of the $69 billion in outstanding Microsoft stock options as of last June.

Trouble is, the more options there are, the less valuable the stock becomes.

Options carry significant costs. One is that companies must buy back millions of their own shares to offset the stock they have dispensed to employees at much lower prices in option programs. If they do not repurchase stock, there will be so many shares on the market that the company's earnings, on a per-share basis, will plunge. This is known as dilution.

In the last three years, for example, Dell Computer has bought back $3.6 billion worth of stock to reduce share dilution. In the period, Dell's net income totaled a little over $4 billion. The money Dell put into buybacks might have gone into research and development.

Dell is not alone in stock repurchases. A 1999 study by J. Nellie Liang and Steven A. Sharpe, researchers at the Federal Reserve Board, found that in 1998 the 140 largest nonfinancial companies in the United States expended 40 percent of their earnings to buy back shares, up from 17 percent of earnings used to do so in 1994. The study noted that large companies have borrowed money or run down financial assets to finance repurchases.

The upside of stock options has been well-chronicled in recent years. They allow cash-poor start-up companies to attract talented employees and help established companies keep the workers they have. And options reward hard-working employees and give them the benefit of ownership in

The Hidden Costs of Stock Options May Soon Come Back to Haunt

Behind the Scenes at Microsoft

Microsoft is a heavy issuer of stock options, which can be exchanged, or exercised, at a preset price for common shares, to employees. Options have several impacts on the company's financial picture.

STOCK BUYBACKS ...

In issuing so many options, Microsoft regularly buys back its stock to keep shareholders' interests from being diluted. Still, options outpace buybacks.

... DIFFERENT ACCOUNTING THAN FOR WAGES ...

Unlike salaries, options do not have to be counted as a wage expense. If they were counted as an expense, it would have a significant impact.

... AND TAX DEDUCTIONS

The company gets a tax deduction equal to the gains made by employees when they exercise their options, as more people have been doing.



NOT EXPENSED AS WAGES
EXPENSED
Options granted
Shares repurchased
78 million
44 million
Earnings per share
$1.42
$1.29
Operating income
$9.9 billion
$8.8 billion
Net income
$7.8 billion
$7.0 billion
Options-related tax deduction as a percentage of pretax income
43%
59%
75%
107%
'97
'98
'99
'00*

Figures are for fiscal 1999, which ended June 30, 1999.

Source: Company reports

*First nine months of 2000

The New York Times

their enterprise.

All to the good. But corporate America has played down the costs associated with options. As a result, what began as a dalliance threatens to become an addiction.

The number of employees receiving stock options in the United States has grown to as many as 10 million from about one million in the early 1990's, according to the National Center for Employee Ownership. About one-third of companies have programs offering options to lower-level workers as well as executives, according to Pearl Meyer & Partners, an executive compensation consulting firm in New York. Last year, 200 of the nation's largest companies granted equity incentives — mostly options — to employees that represented 2 percent of the companies' shares outstanding, on average, the firm said. Ten years earlier, the so-called grant rate was about half that.

Now that many share prices are falling, options will harm the value of a company's shares even more than they did when stocks were higher, Mr. McGurn of Institutional Shareholder Services said. That is because executives' option grants are typically based on a dollar figure, say $2 million, rather than on a number of shares. A falling stock price means more shares dispensed to the executive in an option grant.

As managers' compensation has depended more on stock options, keeping the share price rising — and options in the money — has become paramount. Walter P. Schuetze, former chief accountant for the enforcement division of the Securities and Exchange Commission, says the prevalence of accounting gimmickry at many American companies is in part a result of the increasing popularity of options.

"The amount of management compensation tied to the stock price is huge," Mr. Schuetze said. "And it is driving corporate managers to make their numbers so the compensation gets even larger."

An academic study by David Aboody, assistant professor of accounting at the University of California at Los Angeles, and Ron Kasznik, associate professor at Stanford University's business school, found that executives manage the disclosures of corporate news to increase the value of their options. The study will be published in the Journal of Accounting and Economics.

Studying option grants made between 1992 and 1996 at 1,264 public companies that make awards on fixed schedules, Professors Aboody and Kasznik found that companies had significantly lower returns in the period before the award than in the period immediately after it. This confirmed to the professors that executives delayed announcing good news until after the award dates and rushed out with bad news before the options were awarded.

"Such a disclosure strategy," the professors wrote, "ensures that decreases in the firm's stock price related to the arrival of bad news occur before, rather than after, the award date, while stock price increases related to the arrival of good news occur after, rather than before, the award."

Indeed, stock options have become so crucial to executives today that some economists say if stock prices tumble, managements interested in maximizing the value of their com-

pensation plans would have an even greater interest in driving down their stocks' prices to guarantee future gains on options issued at rock-bottom levels.

Andrew Smithers, founder and economist at Smithers & Company, an investment advisory firm in London and the co-author with Stephen Wright of "Valuing Wall Street: Protecting Wealth in Turbulent Markets," said: "If the market were to fall, the interests of management would cease to be driving up the stock price. It would be driving it down so the next round of options are at a lower price."

Even now, some companies' option grants are at odds with shareholder interests. A 1999 study of 900 companies by Ira Kay, a practice partner at the Watson Wyatt Worldwide consulting firm, found that companies with the greatest percentage of shares outstanding represented by unexercised options produced lower returns to shareholders than those with a smaller percentage of option grants hanging over them.

While Mr. Kay said that many companies produce good returns for shareholders in spite of the so-called option overhang, he added, "It's a scarce and very valuable resource that needs to be optimally allocated by the board of directors."

If the use of options were limited to a handful of companies, the overall market impact would not be great. But many companies have joined the option game recognizing that they are at a disadvantage to companies spreading the option wealth.

Laurence A. Tisch, co-chairman of the Loews Corporation, has for years refused to make options a part of the company's executive compensation plan because of their future costs to shareholders. Last year, however, he succumbed to the pressure and now hands out a tiny portion of options to managers. "I'm against options and we haven't had options at Loews in 25 or 30 years," Mr. Tisch said. "But it was a problem with some executives. Whether we needed it or didn't need it, we thought we needed it."

A Rising Tide

Big companies are expanding their stock plans.


18%
15
12
9
6
3
0
Percentage of outstanding shares authorized for employee stock plans by top 200 U.S. companies.
'89 '91 '93 '95 '97 '99

Employees are getting more in options . . .


$4,000
3
2
1
0
Average value of options granted to each employee at 125 nonfinancial companies in the S.& P. 500.
'94 '95 '96 '97 '98

. . . and cashing them in.


$4,000
3
2
1
0
Average value of options exercised by each employee at 125 nonfinancial companies in the S.& P. 500.
'94 '95 '96 '97 '98

Sources: Pearl Meyer & Partners; Federal Reserve

One of the biggest arguments for options is that they help companies retain good workers and provide an incentive for employees to increase their productivity. John Connors, chief financial officer at Microsoft, said: "We very much continue to believe strongly in the direct linkage to our employees being shareholders and creating long-term shareholder value. Both shareholders and employees would look at this program as being an integral part of the success of our company."

Microsoft said it was impossible to predict what its tax bill would be in 2000 since the year is not yet over. The company confirmed that its options-related tax deduction exceeded its taxable income as reported to shareholders so far this year, but said that there were many different elements that go into figuring the company's taxes that are not available to the public. Microsoft declined to make its tax returns available.

Mr. Connors acknowledged that his company's happy experience with stock options had come in a bull market. It remains to be seen, he said, whether options will keep employees happy if their company's stock price falls.

For the moment, options maintain their allure. Even Washington is convinced that they are good for all. Rather than fretting about the decline in corporate tax receipts, some lawmakers want to give employees a tax break as well.

John Boehner, the Ohio Republican who is chairman of the House subcommittee on employer-employee relations, has written legislation that would create a new "superstock option." It would allow employees to pay taxes on the options at capital gains rates rather than higher ordinary income rates. The new options would still provide a tax deduction for the companies issuing them. This would almost certainly reduce Treasury receipts.

Mr. Boehner said the legislation would help workers "share in the tremendous growth of today's economy in a way that benefits them, their employers and the entire economy." To qualify for the tax treatment, companies would have to offer options to at least half of their employees. Democrats on the subcommittee are hardly objecting — they are just insisting that companies make them available to 90 percent or more of employees to qualify.

But the cost of making options more attractive than they already are is high. "If you believe in the free market system you have to have a scorecard that works," said Bill Parish, a former accountant and auditor who is an independent investment adviser in Portland, Ore. "The scorecard has been completely corrupted and the biggest way it has been corrupted is through the issuance of watered stock. And the average person doesn't know about it."

√ 10TH STORY of Level 2 printed in FULL format.

Investment News

March 20, 2000, Monday

SECTION: Pg. 34

LENGTH: 567 words

HEADLINE: **Stockholders** should force options to expire; What **dilutes** earnings, twists the social fiber and rewards any little success extravagantly? The way top executives are paid, of course

BYLINE: John C. Bogle

BODY:

Institutional managers can no longer afford to ignore what I believe is a ticking time bomb on corporate America's balance sheet: The soaring use of executive **stock options.**

Part of the problem is the nature of the options themselves. Options provide corporate managers with incentive-related increases in stock market prices rather than increases in the fundamental value of the enterprise. And in this great bull market, the rewards are staggering. Compensation of chief executives, largely through **stock options,** has risen to 419 times the compensation for the average worker, compared with 85 times in 1990 and just 40 times in 1980. At some point, this extreme distortion of traditional norms alters the nation's social equilibrium.

rising tide lifts even leaky boats

Yes, **stock options** align the interests of management and shareholders. But consider these negatives: First, the very relationship between stock price and stock value may be distorted, as I believe it is today. Second, despite the fact that any business which merely reinvests all or part of its earnings should grow in value during any given period, options offer a free ride to managers who put up no capital and take no risk. Third, a rising stock market, unlike the proverbial rising tide, may not lift all boats equally, but it provides enormous rewards even to those who manage companies whose stocks lag behind the market. Fourth, even if the stock market were deemed the ultimate arbiter of success, it rewards any success, irrespective of performance relative to a company's peer group.

In short, the fact that there is no "hurdle rate" for the prices at which options are exercisable fails to provide valid incentives and creates rewards where there are no risks.

The amount of potential earnings dilution is huge. One analyst estimates that reported earnings on Standard & Poor's 500 stock index would be reduced by 50% when diluted by the exercise of existing options, raising today's adjusted price-earnings ratio to more than 60 times. Corporate shareholders are giving too much, and getting too little in return.

The most ominous aspect of the flawed option process is only now rearing its ugly head. Time and again, when a corporation's stock price tumbles, management reprices the options, all in the name of continuing to assure that its executives have incentives that are attainable. Understandable as it may be for corporate executives to see things in this way, the question is: What would an owner do?

Is it fair to the stockholders -- any more than to a sole owner of a corporation -- to engage in wholesale repricing at a new low price, perhaps in a stock whose shares are temporarily depressed, or even the stock of a company whose prospects have remained stable over a decade but whose stock price has merely soared with a soaring market or plunged with a plunging market? When, as, and if, the stock market takes a big tumble, the trickling stream of option repricing in recent years will become a torrent. If unopposed by stockholders, it will result in material earnings dilution, likely exacerbating the market decline. Institutional investors, beware. Indeed, be aware enough to tackle the issue head on.

Mr. Bogle is founder of Vanguard Group in Malvern, Pa. This article is excerpted from his address before the New York Society of Securities Analysts late last year.

LOAD-DATE: March 24, 2000

21ST STORY of Level 1 printed in FULL format.

March, 2000

SECTION: EXECUTIVE COMPENSATION; Vol. 14, No. 3; Pg. 9

LENGTH: 4721 words

HEADLINE: The **NYSE** Wrestles with Shareholder Approval of **Stock Option Plans**

BYLINE: by Eric D. Roiter; Eric D. Roiter is Senior Vice President and General Counsel of Fidelity Management and Research Company in Boston, MA. He was a member of the **NYSE** Shareholder Approval **Task Force.**

HIGHLIGHT:
The **NYSE** has before it the recommendations of a **task force** to revise its rules relating to shareholder approval of **stock option plans. The task force** recommends doing away with the "broadly based" exception and instituting a "dilution" standard.

BODY:

In recent years, stock options and stock awards have become the currency of choice for corporate America to compensate not only its officers and directors but also highly valued employees. **Stock option plans** can motivate officers and employees to strive for excellence and to improve corporate performance. Investors generally have supported **stock option plans,** when properly structured, as a way to align the interests of management with their own interests. As corporate earnings rise, the market price of a company's shares increases, benefiting shareholders and at the same time rewarding management and employees who hold stock options and have contributed to the company's success.

In light of the greater role that **stock option plans** now play in corporate compensation programs, it is important to consider how shareholders' interests are affected by these plans. This article, accordingly, reviews the growth in the use of **stock option plans** and concerns over dilution that shareholders have raised. The article then reviews the role that the SEC plays in passing upon exchange listing rules and the history of recent changes by the **New York Stock Exchange (NYSE)** to its listing rules concerning shareholder approval of **stock option plans.** The article concludes by summarizing the pending proposals of a **task force of the NYSE,** which bring into sharp focus the role that the **NYSE** and other self-regulatory organizations play in corporate governance and the oversight role that the SEC should play as well.

Rising Concern over **Stock Option Plans**

The popularity of stock options in corporate compensation programs has led to a tremendous increase in the amount of outstanding options among publicly-traded companies. Research suggests that the amount of outstanding shares of the largest 200 US companies in 1998 would have grown by over 13 percent if all options granted or authorized under then current **stock option plans** were exercised. This compares to a potential increase of only 6.9 percent based on

stock option plans in force in 1989. n1 Among start-up technology companies, options granted to officers and employees have been estimated typically to account for 24 percent or more of total shares outstanding. On an annual basis, it is commonplace for technology companies to grant options representing 3.5 percent of outstanding shares. n2

n1 Director's Monthly, "Exploring the Dilution Problem," (August 1998) (citing a report by Pearl Meyer & Partners).

n2 "Motherhood, Apple Pie, and Stock Options," Inc. (Feb. 1998).

The growth of stock options has been accompanied by increasing concern among some investors and compensation experts over the sheer growth in the amount of stock options authorized under corporate **stock option plans** as well as the design of those plans. When a company issues shares to persons exercising stock options, it reallocates ownership interests in the company between existing shareholders and corporate management. Those who exercise stock options do not pay a price proportional to the corporate ownership rights they acquire, because they exercise options only when their purchase price is lower than the current market value of the company's shares. The "deficit" is made up by existing shareholders, whose ownership rights in the company are diluted and transferred to corporate management and employees. In economic terms, stock options are currency taken -- not out of a company's balance sheet -- but out of shareholders' wallets.

As to the theory supporting stock options, while stock options convey powerful incentives to their holders to excel in their job performance, some evidence suggests a gap between theory and practice, caused in part by a prolonged bull market. According to one recent study, among 10 companies in the S&P 500 with the greatest amount of options outstanding (as a percentage of shares outstanding), only three outperformed the S&P's cumulative return of 110.9 percent in the period from 1996 to 1998. n3 Some critics of traditional **stock option plans** assert that corporate officers and employees holding options should not be rewarded for a rise in their company's stock price that is attributable to general market trends, since they have not contributed to this price improvement. This is particularly so in cases when the increase in a company's stock price has not kept pace with the market as a whole. A far more effective approach, these critics assert, would be to tie the value of stock options to out performance by a company's stock relative to an index of the shares of competing firms, or of a broader stock market index, such as the S&P 500. These "indexed options," would give incentives to officers and employees to perform well regardless of whether general market trends are bullish, bearish or flat. Very few US companies, however, have chosen to use so-called indexed options. n4

n3 The Analyst's Accounting Observer, Salomon Smith Barney (1999).

n4 A. Rappaport, "New Thinking on How to Link Executive Pay with Performance," Harvard Business Review (March-April 1999).

Indeed, while stock options are meant to instill loyalty and long-term commitment on the part of their recipients, some compensation experts suggest that the design of many plans is producing perverse results. Some holders are exercising options as soon as their exercise dates permit rather than holding

their options for longer-term gains. Others, particularly highly-skilled employees with high-tech companies, it is argued, view stock options somewhat like lottery tickets, moving from company to company in search of quick results. n5

n5 Inc., supra note 2.

Listing Standards and Shareholder Approval of **Stock Option Plans**

Given the fundamental interest that shareholders have to preserve their proportional ownership rights in the corporation, one might expect the general rule to be that shareholders have the right to consider and approve any stock option or other plan of their company under which shares may be sold below current market value. This is not the case. To the extent that shareholders have rights to pass upon certain **stock option plans,** one might expect these rights to be found in state corporation laws or the federal securities laws. Again, this is not the case. One must look instead to the listing rules of the markets on which those companies' shares are traded. For most of "blue chip" corporate America, it is the **New York Stock Exchange (NYSE)** that sets these rules.

Over the last two years, corporate issuers and investors have engaged in a tug-of-war over the **NYSE's** listing rules. The stage was set in 1996 when the SEC amended Rule 16b-3, which gives corporate insiders an exemption, under certain conditions, from the short-swing profit recovery provisions of Section 16(b) of the Securities Exchange Act of 1934 (Exchange Act) with respect to **stock option plans.** The SEC's change permitted an issuer, as an alternative to gaining shareholder approval for its **stock option plans,** to gain approval by its board of directors or any committee consisting solely of independent directors.

The SEC's changes to Rule 16b-3 led **NYSE** listed companies to reconsider listing standards governing shareholder approval of **stock option plans.** Those standards generally have required shareholders' approval of any plan under which a company's officers may receive stock options (or stock awards), subject to an exception for any "broadly-based" plan covering both officers and non-officer employees. The listing rule (Paragraph 312.01 of the **NYSE's** Listed Company Manual) historically did not define a "broadly-based" plan, and over the years corporate management turned to counsel and the **NYSE** staff for guidance.

The **NYSE,** heeding the call of its listed companies, in May 1996 submitted to the SEC a rule proposal to codify its staff's interpretation of what constitutes a "broadly-based" plan. Under the proposal, a plan would be deemed "broadly-based," and hence exempt from shareholder approval requirements, if: (1) at least 20 percent of a company's employees were eligible to participate in the plan; and (2) no more than half of those eligible to participate were officers or directors.

The **NYSE's** proposal made its way through the public comment period virtually unnoticed by investors, but that changed when the SEC, in April 1998, announced its approval. The announcement provoked an outpouring of protest from institutional investors, who challenged the breadth of the exemption and warned that the **NYSE** had created a loophole for plans designed primarily to benefit corporate officers and directors. For example, a company with 1,000 employees and ten officers, under the **NYSE's** proposal, could qualify a **stock option plan** as broadly-based even though the plan excluded up to 800 employees and included

all 10 officers. Further, the **NYSE's** exemption did not depend on who actually received stock options, but rather upon who were eligible to get options. Therefore, in the above example, the company's 10 officers could have gotten the majority (if not more) of stock option grants and the company's plan could nonetheless have met the "broadly-based" test. This criticism by investors brought into sharp focus the role of the **NYSE** and the SEC in the world of corporate governance.

The SEC and Listing Standards

Historically, the **NYSE** has made listing available to companies only if they agree to abide by certain rules meant to promote the integrity and fairness of the **NYSE** as a securities marketplace. Since 1975, the **NYSE,** as a self-regulatory organization (SRO), has been obligated under Section 19(b) of the Exchange Act to submit to the SEC for prior approval most additions or changes to its substantive rules, including its listing standards. Those rules, to gain SEC approval, must pass through a filter of statutory criteria, including a requirement that they be designed "to protect investors and the public interest" and not be designed "to permit unfair discrimination between customers, issuers, brokers, or dealers."

To strengthen the SEC's oversight of the nation's securities markets, Congress in 1975 added a provision to the Exchange Act empowering the SEC, on its own initiative, to add to or change the rules of any SRO -- a category that includes not only all registered securities exchanges but also the National Association of Securities Dealers (NASD). Under 19(c) of the Exchange Act, the SEC may do so to promote the "fair administration" of an SRO, to bring an SRO's rules into compliance with the requirements of the Exchange Act or simply to promote the purposes of that statute.

Because the protection of investors is one of the core purposes of the Exchange Act, the SEC thought, in 1988, that it had authority to add a "one share/one vote" requirement to the listing standards of the securities exchanges and Nasdaq. Noting its powers under Section 14 of the Exchange Act to regulate the solicitation of proxies, the SEC said that its one share/one vote rule would advance the public interest by promoting fair corporate suffrage.

While the SEC thought it had the power to adopt the one share/one vote listing rule, the US Court of Appeals for the DC Circuit thought otherwise and vacated the SEC's rulemaking action. n6 In the Business Roundtable case, the Court of Appeals pointed out that Congress, in adopting the Exchange Act, conspicuously withheld from the SEC authority to impose substantive corporate governance standards upon issuers. The SEC cannot bootstrap such authority, the appellate court explained, from its power to adopt proxy rules dealing with disclosure.

n6 The Business Roundtable v. Securities and Exchange Comm., 905 F.2d 406 (D.C. Cir. 1990)

The Business Roundtable decision has put the SEC in an odd position with regard to listing standards. The Court of Appeals accepted that listing standards are "rules" of an SRO, must be submitted to the SEC for review and approval and must pass muster under Exchange Act criteria -- including the "public interest" standard. But the SEC, in passing upon exchange listing

rules, cannot assume the role of corporate governance arbiter and, if dissatisfied with an SRO's listing standards, cannot initiate its own proceeding to change those standards to promote substantive corporate governance objectives. This is so, the Business Roundtable court noted, even though the SEC might wish to prevent a "race to the bottom" by SROs who compete with each other to ease corporate governance standards and thereby attract new listings.

SEC Approval of the **NYSE's** "Broadly Based" Plan Amendment

Under the shadow cast by the Business Roundtable case, the SEC in April 1998 approved the **NYSE's** "broadly-based" exemption for shareholder approval of listed companies' **stock option plans.** The SEC's approval order essentially parroted statutory criteria -- including "public interest" and "investor protection" -- and offered a circular rationale that the exemption "provides greater flexibility for issuers while preserving . . . significant shareholder approval rights."

However questionable the SEC's grounds for approving the **NYSE's** rule are, the **NYSE** could have chosen to turn aside the protests of investors and allow its listed companies to make use of the expanded exemption for broadly-based **stock option plans.** To its credit, the **NYSE** did not do so. Instead, it convened a **task force** of representatives of listed companies and investors, and charged the **task force** with revisiting the "broadly-based" exemption.

A Revised "Broadly Based" Plan Exemption

The **task force** recommended that the **NYSE** adopt a less broad "broadly-based" exemption that would require that at least a majority (rather than 20 percent) of a company's full-time employees be eligible to receive stock options under the plan. For this purpose, only those who are "exempt employees" under US labor laws would be included and, accordingly, employees who earn hourly wages would not be counted. Also, the **task force** recommended adding a "results" test, so that at least a majority of grants under a **stock option plan** must be awarded to employees (whether or not "exempt" employees under US labor laws) who are not officers or directors. This calculation looks to the number of shares underlying options, rather than the number of options themselves. The measurement period is three years or, if shorter, the life of the **stock option plan.** Consistent with the earlier version of the "broadly-based" exemption, the new version counts stock awards as well as stock options. Whereas the earlier version left open the possibility that plans could qualify as "broadly-based" even if they failed to clear the 20 percent hurdle, the new version makes the exemption available only to those plans that meet the two-part majority test.

The **task force** also grappled with a more fundamental issue: Should the **NYSE's** rules require that any new **stock option plan** be submitted to shareholders for approval once all stock option and stock award plans of a company, taken together, exceed some level of overall dilution? Total dilution, in fact, has been the chief concern of institutional investors. With dilution levels surging among publicly-held companies, it matters little that increases stem from executive option plans or "broadly-based" plans. In either case, option plans are redistributing corporate ownership between existing shareholders and option holders.

The **task force** sought, but was unable to agree on, what a "reasonable" level

of overall dilution for an **NYSE**-listed company should be. Research indicated that among companies included in the S&P Super 1,500 Index, 592 companies (over 51 percent of the universe) had plans with overall dilution equal to or greater than 10 percent of outstanding shares, and 297 companies (over 25 percent of the universe) had dilution equal to or greater than 15 percent. n7 If one were to consider a subset of companies in the S&P Super 1,500 Index that are **NYSE**-listed issuers, 435 out of 907 (representing 48 percent of the subset) had overall dilution at 10 percent or higher and 187 (over 20 percent of the subset) had dilution at 15 percent or higher. n8 This data suggested that a total dilution threshold could be set somewhere between 10 percent and 15 percent. However, the group could not agree on a "one size fits all" threshold or upon different dilution thresholds for companies with different market capitalizations or in different industries. It did not go un-noted that the highest dilution thresholds appeared to be among high-tech companies, the very group of prospective listings that the **NYSE** was trying to lure away from Nasdaq.

n7 Letter from Robert W. Newbury, Deputy Director, Corporate Governance Service, Investor Responsibility Research Center, to Michael Hiller, **New York Stock Exchange** (August 13, 1998).

n8 Id.

The compromise reached among **task force** members, in lieu of an overall dilution threshold, was to recommend, in its report to the **NYSE** Board of Directors, that "there should be active consideration by the Exchange of a new listing standard regarding an overall anti-dilution maximum for all non-tax-qualified plans that otherwise would be exempt from shareholder approval." n9

n9 Report of the **NYSE** Special **Task Force** on Stockholder Approval Policy (August 28, 1998) at 6.

The **NYSE** filed a proposed rule change with the SEC in October 1998 to revise the "broadly-based" exemption in line with the recommendation of its **task force.** Further, the **NYSE** gave a new assignment to the **task force** (expanded to include additional representatives of issuers) to reconsider the feasibility of an overall dilution standard. The SEC, in June 1999, approved the new "broadly-based" exemption for a temporary period extending to September 30, 2000. n10 The SEC took note of the **NYSE's** continuing assessment of an overall dilution threshold, and asked the **NYSE** to report on its efforts by October 15, 1999.

n10 Release No. 34-41479 (June 4, 1999).

An Overall Dilution Standard

Turning anew to the overall dilution issue, the **task force** commissioned an academic study on ways to measure dilution. The report, prepared by Professors Carpenter and Yermack of NYU's Stern School of Business, suggested at least three ways: (1) "voting right" dilution; (2) "distribution right" dilution; and (3) "economic value" dilution. n11 The first two approaches are identical when a company has a single class of common stock. The "economic value" approach measures the difference between the claim on corporate value that shareholders have before and after the grant of options. It is probably the most precise of

the three approaches because it takes into account whether (and to what extent) options are likely to be exercised, based on whether they are in or out of the money and the time left before expiration. It also recognizes that even when a stock option is exercised, this is not a totally dilutive event because the company receives the exercise price, however lower this may be than the stock's current market price. Options pricing models, such as the Black-Scholes model, lend themselves to an "economic value" dilution measure.

n11 J. Carpenter and D. Yermack, "Measuring Dilution from Stock-Based Compensation," (Jan. 26, 1999).

The difficulty with "economic value" dilution, the **task force** believed, was the impracticality of applying it to all **NYSE**-listed companies. Further, it measured only options issued and outstanding, not options authorized under a company's plans but not yet granted. The **task force** concluded that the latter should be included in measuring "overhang" of options under all plans and thus for a measure of potential dilution, rather than dilution itself. For this reason, the **task force** rejected use of a "run rate" -- i.e., a measure that looks back at the average number of options issued on an annual basis or some other designated period.

While agreeing on an "overhang" approach, the **task force** again wrestled with setting a threshold for total dilution beyond which a company would need shareholder approval for new **stock option plans. The task force** ultimately recommended a relative, rather than absolute, threshold. Each listed company would look to the "overhang" of options issued and outstanding under all shareholder-approved plans, as well as options authorized but not yet granted under those plans. For example, ABC Corp., a mature company, might have overhang representing eight percent of outstanding shares and XYZ Co., a start-up company, might have overhang representing 12 percent of issued and outstanding shares.

Each company would have a "cushion" to increase its overhang by an additional 10 percent without the need to obtain shareholder approval of any new stock option or stock award plan. Stated otherwise, any plan that would increase overhang by more than 10 percent would cross the dilution threshold and could not be implemented without shareholder approval. In our prior examples, ABC Corp. would need to gain shareholder approval for any plan that would increase its overhang above 8.8 percent (eight percent plus 10 percent of 8 percent); XYZ Co. would need shareholder approval for any plan pushing total overhang over 13.2 percent (12 percent plus 10 percent of 12 percent).

Officer and Director Plans

Having reached agreement on a dilution threshold, the **task force** agreed that the **NYSE** should drop its "broadly-based" exemption. Any stock option or stock award plan in which a company's officers or directors participate, the **Task Force** concluded, should be submitted to shareholders for approval. The dilution "cushion" would thus generally be available only for plans in which officers and directors do not participate. At the same time, the **Task Force** agreed that tax-qualified plans under Section 401(a) or 423 of the Internal Revenue Code should not count against the cushion. Qualified stock bonus plans under Section 401(a) must meet nondiscriminatory standards that constrain the potential for favoring highly compensated employees, and employee **stock option plans** under Section 423 are required to be approved by shareholders within 12 months before

or after their adoption.

Inducement and Acquisition Options

The **Task Force** also recognized that there may be compelling reasons that prevent a company from obtaining timely shareholder approval for the grant of options in two circumstances -- options issued to induce a highly skilled or experienced person to join a company (Inducement Options) and options issued to new employees to carry out an acquisition or merger (Acquisition Options). In either of these cases, a company would not be required to get prior shareholder approval even though the options issued might increase overhang by more than 10 percent. The **task force** concluded, however, that options issued in either of these circumstances should count against the cushion if a company were later to seek to implement a new stock option or stock award plan. If the shares to be authorized under such a plan, plus any Inducement Options or Acquisition Options, were to exceed the 10 percent cushion, shareholder approval of the plan would be required. A company could, however, seek after-the-fact approval from shareholders for Inducement or Acquisition Options. Once so approved, these options would not count against a company 10 percent cushion. Acquisition options approved by shareholders of the acquired company before the acquisition also would not count against the cushion.

Use of Treasury Shares

One troublesome issue remained for the **task force:** How should options be treated if, upon exercise, a company uses shares repurchased in the secondary market (i.e., treasury shares) rather than newly issued shares to satisfy its obligations? Historically, the **NYSE** has deemed treasury shares, upon their reissuance, not to constitute new shares, and hence has not applied its listing standards (or charged listing fees) for treasury shares. Further, issuer representatives argued that no dilution stems from the use of treasury shares. Consider, for example, a company that starts with 10 million shares and issues options representing 10 percent of its outstanding shares. The company then embarks upon a share repurchase program and repurchases one million of its shares. Upon exercise of outstanding options, the company could draw upon these repurchased shares. When all outstanding options are exercised, one million treasury shares are returned to the market. Both before the option plan's adoption and after its completion, the company would have 10 million shares outstanding -- hence no dilution.

The difficulty in this analysis is that it does not deal with the impact on investors who buy their shares during or after completion of an issuer's share repurchase program. Shareholders who acquire shares during this period would seem, as an economic matter, to be indifferent to the use by a company of previously repurchased shares or newly issued shares to satisfy option exercises. In the above example, an issuer that removes one million shares from the market has reduced its float from 10 million shares to nine million. It is generally the case that a company's share repurchase program will lead to an increase in the market value of shares remaining outstanding. A new investor, having paid a higher price to acquire shares in the open market during or upon conclusion of a company's share repurchase program, arguably is diluted whenever the issuer sells its shares below the then prevailing market price in order to satisfy previously issued stock options. The extent of dilution is identical for this shareholder, regardless of whether an issuer uses treasury shares or

newly issued shares.

The **task force** eventually struck a compromise on treasury shares. No prior approval for the use of treasury shares to fund stock options would be necessary if three conditions are met. First, a company cannot put treasury shares "on the shelf" for more than two years. Within two years of repurchase, such shares must be treated identically with all other shares of its class for purposes of voting and receiving dividends. This comports with the practice of a number of companies that repurchase their shares and then contribute those shares to a trust in which the shares are held pending the exercise of outstanding stock options. While the shares are held in the trust, the trustee votes the shares and receives dividends.

Second, a plan using treasury shares must be approved by a majority of a company's independent directors (or a majority of a committee consisting only of independent directors). Finally, a company using treasury shares must obtain approval from shareholders within two years of the relevant plan's terms and conditions. Once approved, a plan permitting the use of treasury shares may be used by a company for up to five years and, thereafter, the company must obtain renewed approval from shareholders for any subsequent five year period.

Conclusion

The **task force** submitted its second report to the **NYSE** Board of Directors in November 1999. The **task force** recommended that the **NYSE** Board not move alone in adopting a dilution threshold, but rather should work with the NASD to set a comparable (if not identical) dilution threshold for its listed companies. Thus far, NASD representatives have expressed willingness to explore the issues with their membership and their listed companies, as well as with the **NYSE.** As Congress this year turns its attention to possible legislation amending the securities laws, the **NYSE** and NASD may face an important test. Are they willing and able to reach agreement on a policy that will strengthen shareholder voting rights with regard to **stock option plans?** If not, the "race to the bottom" by SROs that the SEC has warned about may again be underway. And if this happens, it may lead Congress to revisit the corporate governance limits placed on the SEC under the Business Roundtable decision.

LOAD-DATE: March 21, 2000

Investor Relations Business January 24, 2000

January 24, 2000

LENGTH: 1281 words

HEADLINE: Stock Options may Rile Investors: Increasing Shareholder Activism Likely to Center on Executive Pay

BYLINE: Staff Reports

BODY:

With proxy season just around the corner, it is important to be aware of last year's sensitive issues if management teams are going to get certain proposals past shareholders, according to a recent report.

Big issues worth thinking about are executive **compensation,** the introduction of, or changes to, **stock option plans,** the renewal of shareholder rights **plans,** board accountability and merger defense strategies (See related story, Page 13).

These were all issues which led to investor opposition last year, and which contributed to the increased use of binding bylaw proposals, according to a recent Corporate Investor Communications Inc. report.

To be sure, companies haven't gone so far as to test investors' resolve in the courtrooms, but binding bylaw amendments are a threat that appears to work against companies, CIC Vice President and Editor-in-Chief of the report Christopher Dowd said.

"It's would be a hard decision for the courts because it means that directors wouldn't actually be running the companies, as the law intends. Investors are pushing through the declassification of boards and poison pills at the moment, but it will open up into other areas," Dowd predicted. Nevertheless, some investment groups soldier on because they feel binding bylaw amendments are the only way they can get some companies to listen, State of Wisconsin Investment Board Director of the Investor Responsibility Division Sandi Nicolai said. "Investors' only recourse is binding bylaw resolutions. We aren't interested in resolutions that aren't binding."

According to Proxy Monitor President Jamie Heard, companies on the receiving end of binding bylaw proposals have only themselves to blame.

"Binding bylaw proposals are being used because some companies have consistently ignored majority votes from shareholders. If companies followed voting outcomes, then binding bylaw proposals would never have happened," he said.

But many companies have already proved very responsive to shareholders' concerns and a lot of proposals never make it to the proxy stage because companies and investors reached

an agreement beforehand, Heard said.

The touchstone for much of the anti-management activism last year was compensation, according to the report. Support for share **option plans** has fallen steadily since its high point in 1997. Although the decrease is only a few percent, from 84% to 80% for support of new **stock option plans,** and 81% to 76% for support for adding shares to a **stock option plan,** the drop is significant, Dowd said.

Playing the Game

The only reason that institutional support for **stock option plans** hasn't dropped much lower is because companies are already wising up to what sort of proposals they can get past shareholders, Dowd said.

"With the noise the institutions make about **stock options,** companies take into account certain items within their **stock option plans** that would cause opposition. Companies aren't just repricing blindly anymore: they've been educated about what they can and can't do," Dowd said.

One of the biggest concerns for **shareholders** is that stock option programs are snowballing every year, which is locking up a large portion of stock in ten-year cycles that are having a detrimental effect on **dilution,** Teachers Insurance and Annuity Association/College Retirement Equities Fund Director of Corporate Governance Ken Bertsch said.

"Last year we opposed about 30% of stock option proposals in which the companies were pushing the limits on dilution. Option packages have tended to get richer and richer, and the trend looks like it will continue that way," Bertsch said.

Particularly active groups like TIAA/CREF and SWIB often support other institutions in their own proposals. But contrary to what some companies believe, that support isn't given blindly, Nicolai said.

"Some pension funds have complained that management has not acted on resolutions, and we'll consider supporting them depending on the original resolution. Sometimes management's rationale for not acting was reasonable," Nicolai said.

Companies with a contentious proposal would do well to try and communicate the potential benefits to the institutions early, which is where the investor relations function really adds value, Dowd said.

A Matter of Taste

"IR is really beneficial in identifying the institutions in a company's stock. It can open up the doors of communication to find out what the institutions like and dislike. The important thing is to know all the hot topics so IR can sort out some kind of strategy," Dowd said.

Both Nicolai and Bertsch agree. Last year, TIAA/CREF submitted 16 proposals but withdrew 13 after the companies complied with its wishes prior to the proxy vote. This year it has already submitted 24, but Bertsch is confident that the majority can be worked out ahead of time.

Nicolai said that of the 15 companies SWIB had issues with last year, 12 adopted caveats that put all future amendments to a shareholder vote, and three adopted bylaws that can't changed without shareholder approval. Nicolai attributes this success to a combination of early communication and discretion.

"Most of the time we confront issues before they hit the streets. If we have issues we deal with the company instead of doing it through the press, and companies appreciate this dialogue," she said.

However, some companies are still failing in this capacity. Often, the first an institution sees of a company's proposal is on the proxy form because the company hasn't bothered to track down and communicate with these investors beforehand.

"The most important thing is for issuers to understand their institutional owners. Some don't even know who their institutional owners are. Issuers have to understand that the should not be an old boys' club. When things are going well then maybe investors won't squawk, but when stuff hits the fan there will be a flurry of litigation afterwards," Dowd warned.

But the notion of a company's board as a closed group persists. In response, the institutions may well try and elect their choice of corporate governance expert to a company's board, or make a motion to declassify the board so each member has to be re-elected every year instead of every three years, Dowd said. "The institutions may never vote against a board member, but they like the opportunity to do so."

In terms of accountability, it also helps to have a board of independent directors, preferably who have a stake in the company's stock.

"Companies with independent directors that see themselves as investors tend to ask significant questions. A board like this is more accountable. It's good for management and shareholders," Dowd said.

The Sooner the Better

Although Dowd encourages companies to approach institutions with their proposals sooner rather than later, he conceded that the institutions don't afford companies the same courtesy.

Conversely, technological advances like the Internet have actually slowed down institutions' response time to a proxy vote. This is because the speed of online delivery allows institutional voters more time to ruminate over a proposal's implications, often consulting with committees or waiting for Institutional Shareholder Services proxy recommendations before voting. The other reason is that institutions don't appreciate being pressured to change their votes before deadline, Dowd said.

"Institutions should vote as early as they can, but they tend to be late so they can avoid being hassled to change their vote. But with early IR, companies can identify the institutions that vote blindly and concentrate on those that don't," Dowd said.

LOAD-DATE: January 24, 2000

18TH STORY of Level 3 printed in FULL format.

Newsbytes

October 26, 1999, Tuesday

LENGTH: 1268 words

HEADLINE: Stock options could flatten investors

BYLINE: Matt Krantz; USA TODAY

DATELINE: USA TODAY

BODY:

NEW YORK - A blizzard of stock options is piling up so high it could smother unsuspecting Internet stock investors like an avalanche.

By paying below-market salaries, but freely handing out stock options, companies have created a would-be bonanza for people who have landed jobs in the online world.

But current shareholders could end up the losers. As employees eventually convert their options into new shares, the value of the shares already in the market will be watered down.

The potential dilution in the Internet world is huge. Employees exercising stock options will shrink the value of existing shares by an average of 24% in less than four years, says a study of the USA TODAY Internet 100 index companies by New York-based Strategic Compensation Research Associates (SCRA).

"These are extraordinary levels," says Richard Wagner, SCRA president.

According to the study, the average employee in a company in the index stands to make $2.4 million by exercising options in less than four years. And for CEOs, the windfall could average $280 million -- more than five times online auctioneer eBay's 1998 revenue.

It's only getting worse: Newer Internet companies have been even more aggressive in granting options than their older counterparts, says the SCRA study.

"The dilution is troublesome," says George Gilbert, co-portfolio manager of the Northern Technology Fund.

The huge overhang shouldn't be a big surprise considering how heavily upstart Internet firms have used stock options to attract talent.

Options are Internet companies' best lure to get potential employees to ditch jobs at well-known companies. Few can resist the possibility of buying hundreds if not thousands of shares in an Internet company for pennies apiece, which they might be able to turn around and sell for$ 200 or more a share a few years later.

And unlike traditional companies, Internet firms tend to give options to everyone from the CEO to the customer service reps.

But just how rampant the practice has become in such a short period is startling. Last May, consultant William M. Mercer did a similar study of 32 Internet companies and found only 15.7% median dilution.

And the trend is accelerating. The potential dilution for companies in the USA TODAY Internet 100 that went public after Jan. 1, 1999, is 25.6%, virtually equal to that of older companies that have been handing out options for a much longer period of time. "Is it really necessary to have all this dilution?" asks Michael Reznick at William M. Mercer.

Most of these young companies have yet to make a profit, and the big damage from options dilution will be hidden to many investors until after the company stops losing money.

Under accounting standards, once a company becomes profitable, net income is divided by a company's outstanding shares to determine its earnings per share, and by shares that have been granted under options, says George Neble, a partner in Arthur Andersen's e-commerce unit.

For instance, if Amazon.com were to turn a profit, its net income would be divided by 400 million shares to figure out its earnings per share, rather than the 337 million shares now outstanding used to calculate loss per share, says Northern Funds' Gilbert. That nearly 19% increase in shares outstanding can make a big difference when Wall Street values a company's stock.

Unknowing investors, and even some stock analysts, may be caught off guard by the effect. "If Amazon does turn profitable, (it) may have a bigger hurdle to justify its valuation than it does now," Gilbert says.

Revolt brewing?

The huge use of options may be starting to meet some resistance. Consider the reaction to the 45 proposals to add more **shares to stock-option and stock**-purchase plans over the past 18 months among USA TODAY Internet 100 companies.

More than 30% of **shareholders** voted against five proposals for more shares, the SCRA reported. But many of these plans that did pass only did so with less than half of the shares outstanding being voted, says Louis Kersten, SCRA's research chief.

Dilution is something that mutual funds managers are already concerned about. After all, Internet stocks will be driven one day by growth in earnings per share. So it'll be a "huge problem" if the earnings investors are waiting for are watered down by new stock being given to employees, says Peter Doyle of the Internet Fund.

But right now, investors aren't worried about the dilution, as long as the companies' stock prices continue to post extraordinary gains, says Jack Shaughnessy, chief investment strategist for Advest.

"I don't begrudge these executives (their options). They took a big chance," Shaughnessy says.

If share prices on average of companies in the USA TODAY Internet 100 index double in three years, investors will get a 25% annual return, even with the dilution, SCRA says.

"Only when these stocks stop going to the moon will shareholders start complaining," says Eric Larre of Aon Consulting.

Top offenders

So where is the potential dilution the worst? Consider Redback Networks, with 41% of new stock due to employees. Much of that is caused by a plan in place at the networking equipment company that allows it to boost its number of authorized options each year by up to 5% of outstanding shares.

It's obviously a potential boon for workers. If the stock doubles in the next four years, employees could gain $1.2 billion just from the new options as the company's market value grows to $8.5 billion. Of course, common shareholders, who now own 21 million shares, also would benefit.

Other examples:

EMusic has 10 million options either granted or available for grant, creating a 40% dilution of current shares outstanding. Much of that goes to rank-and-file employees at the firm, which lets customers download music. CEO Gene Hoffman has options on only 250,000 of those shares.

E-Trade faces 35% dilution on its current outstanding shares. CEO Christos Cotsakos has options equivalent to fewer than 5% of the company's outstanding shares.

A necessity

Internet companies insist they have to hand out options just to stay in the game.

Finding qualified employees is more difficult than raising capital, Steve Schoch says.

He left his post as treasurer of Times Mirror to be eToys' chief financial officer early this year for a $125,000 salary and the right to buy 750,000 shares at $3.33. Even if eToys' stock price rises only 10% a year, his options would be worth $11 million in 10 years.

Big shareholders at eToys "cheered us on" in issuing options, Schoch says. Investors, which include Intel and venture capital firms Idea lab and Sequoia, "wanted us to get the best of the best," he says.

Still, William M. Mercer's Reznick says Internet firms should think longterm and stop draining their future value by doling out so many options. "Companies will realize that giving out $1 in cash (salary) is less expensive than giving

$1 in stock," he says.

And a payout from options isn't guaranteed, anyway.

Many of these options will be worthless because many of the Internet companies won't survive, predicts Christopher Ely, vice president of money manager Loomis Sayles.

"The 80-20 rule will take hold in three to five years," he says. "Only 20% of (today's) Internet stocks will be viable in five years. The rest will disappear or be acquired."

Reported by USA Today, http://www.usatoday.com

13:50 CST

TYPE: NEWS

LOAD-DATE: October 26, 1999

MARKET WATCH

GRETCHEN MORGENSON

9/12/99

When an Expense Is Not an Expense

CORPORATE profits are surging this year, to the delight of those who thought a slowdown might crimp results at United States companies. Earnings at S. & P. 500 companies rose 10.5 percent in the first quarter, 14.7 percent in the second.

All the more remarkable, then, that corporate tax receipts are down this year from last. Through July, according to the Treasury, corporations paid $140.7 billion, 6.4 percent less than in the corresponding period last year.

Obviously, companies are reporting lower earnings to the Government than they are to their shareholders. Nothing new there. After all, tax accounting methods differ from those used to compile shareholder reports.

But the downturn in tax receipts is new. Corporate tax receipts have not dropped since 1983, and that was when the United States was shaking off a crippling recession. And the decline comes at a time when individual tax receipts are running 6.7 percent ahead of 1998.

Forget, for a moment, what the drop might say about how inflated the earnings reported to shareholders have come to be. What's behind the decline?

Corporate tax shelters are an explanation offered by Christopher E. Bergin, editor of the magazine Tax Notes, which published an article about falling tax receipts in late July. "Increasingly, U.S. corporations are looking at their tax departments as profit centers," he said. Once, tax staffers were ridiculed as numbers nerds; now they are revered.

Martin A. Sullivan, the economist who wrote the Tax Notes article, said that if the decline in taxes continues through the rest of fiscal 1999, which ends in September, overall taxes paid by American companies as a percentage of their profits would be about 19.9 percent, the lowest rate since 1984. Five years ago, corporations paid 24.6 percent of profits in taxes.

The trend may indicate "that corporate tax receipts are being adversely affected by corporate tax shelters," Mr. Sullivan said.

What sorts of shelters? Only the financial engineers know for sure. But Robert Willens, managing director at Lehman Brothers, said corporations could legitimately reduce their tax bills by structuring asset sales as tax-free exchanges and using government-bestowed tax credits, like the one benefiting companies with heavy research and development costs. And, the more income a company generates overseas and leaves there, the lower its tax bill.

But one of the biggest contributors to the falloff in tax receipts may be stock options.

Here's why: Under shareholder accounting, stock options are not considered an employee compensation expense, even though they clearly are. So companies that use them — and rare is the publicly traded company that doesn't — effectively overstate their earnings.

But for tax accounting purposes, when an employee exercises an option, the difference between that option's strike price and the prevailing market value of the underlying stock is an expense to the company that issued the option.



Less for the Till
Annual change in corporate tax receipts
+12%
+8
+4
0
-4
-8
Through July -6.4%
'95
'96
'97
'98
'99

So the widespread use of options not only hypes corporate earnings, it cuts companies' tax bills and Treasury receipts. What a combination.

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Value Management

An Ounce of Prevention

By Richard H. Gamble

Business Finance
August 1999, Page 27

Companies that grant employees stock options are facing the wrath of institutional investors concerned about watered-down share values. Here are some innovative ways companies are tweaking options to soften the blow to current shareholders.

Institutional investors and compensation consultants are starting to tell finance executives that the stock options they have given employees may be too much of a good thing.

Stock options have become one of the 1990s' biggest hits. Executive compensation specialist Towers Perrin reports that nearly all Fortune 1000 companies now include stock options in executive pay packages. And options are no longer exclusively an executive perk. The percentage of companies granting stock options to all employees jumped from 17 percent in 1994 to 46 percent in 1997, according to a survey of 1,000 public companies conducted by ShareData Solutions. Forbes magazine has estimated that between 1985 and 1997 the value of options granted rose tenfold, to $600 billion.

The concept of stock options is simple and by now familiar. To enhance their modest salaries, a valued workforce is given America's favorite derivative — options to purchase shares of the company stock at some point in the future at close-to-current prices. For example, at the end of his first year on the job, an employee named Joe might be granted an option to purchase 100 shares of his employer's stock in August 2004 (the "exercise" date). If the stock is currently selling at $100 a share, his stock option might specify that he can pay $120 a share (the "strike" price) five years from now.

The appeal of this type of compensation is obvious. Granting options costs the company no cash. Joe suddenly has a substantial incentive to stay with the company and work hard to see that it prospers and rewards its shareholders because, potentially, he is one.

Suppose that when August 2004 comes, the shares of Joe's company are worth $280 each. Joe grabs his prosperity ticket, scrapes up $12,000 ($120 × 100 shares), exercises his options and walks away with stock worth $28,000. He can sell it or let it ride if he thinks he can help drive the stock price even higher. The company gets cash (Joe's $12,000) and prints more shares to give to Joe. Shareholders are pleased because Joe has worked hard for five years to increase their stock price. His personal interests have been truly aligned with theirs. Moreover, friendly U.S. Generally Accepted Accounting Principles (GAAP) accounting usually does not require companies to take a hit to the income statement from the increase in option values, and it gives them a tax deduction when options are exercised.

Alternatively, if the stock price has dropped to $80 a share by August 2004, Joe just doesn't exercise his option. That's his worst-case scenario. And having granted the unexercised option costs the company nothing.

Heading off Dilution

So what's the problem? In a word, dilution. When a company prints additional shares and sells them at a deep discount, it waters down the value of existing shares. More investors have to share the wealth of the company, and the new investors buy in at bargain prices. When the company sells Joe $28,000 worth of stock for $12,000, it loses $16,000. Of course, dilution is volume-sensitive. A little dilution goes unnoticed; a lot spoils the soup.

Dilution can be measured by multiplying an option distribution's "overhang" (the number of options granted divided by the number of outstanding shares) by its "moneyness" (the market price minus the option strike price), explains Lynn Feintech, managing director, global derivatives, for Citicorp North America in San Franciso. A recent survey by Citicorp Securities found that large-cap companies in six industries have an average overhang of 7 percent and a share price that is 189 percent of their options' strike price.

Institutional investors who once enthusiastically pushed stock option plans now grumble that overly generous programs have given employees a huge windfall because of the rising stock market. These investors are starting to vote down proposals that look like they might cause dilution.

Institutional Shareholder Services, a proxy advisory firm, now recommends that shareholders reject more than 20 percent of new stock option proposals because of dilution, and shareholders are heeding such advice. Watson Wyatt Worldwide found that shareholders rejected new option programs 15.8 percent of the time in 1997, compared with just 3.5 percent the previous year. The same research showed that certain key institutional investors have adopted a policy of voting against option grants that would result in an overhang greater than 10 percent.



Full Image Size (26KB)

"As investors start to say 'Enough!' companies will have to hedge or stop granting options," observes Paula Todd, principal and senior consultant on executive compensation at Towers Perrin, Stamford, Conn. "When you calculate how many years of cash flow it would take to buy all the options some companies have granted, you are looking at an obligation that is not inconsequential. Companies are starting to have second thoughts about using stock options so aggressively."

A Hedging Solution

Dell Computer Corp., Round Rock, Texas, is one of the most aggressive issuers of employee stock options, and its stock has been one of the top performers during the long bull market, so it has had to become adept at managing dilution. The company is often touted by analysts for its sophisticated hedging programs. "When you grant options and your stock price rises rapidly, you will have massive dilution that will certainly affect your earnings per share," notes Kendall Pace, Dell's senior manager of corporate finance.

"Our investors would not want to be diluted for the sake of new employees," she observes, but neither would new employees want to be denied a share of the company's wealth to protect investors. To meet both parties' needs, Dell grants stock options on a rather large scale and then uses hedging strategies to "manage the dilution down to zero," Pace says. "We still see stock options as an important tool for recruiting and retaining the right employees," she adds.

Each year Dell asks shareholders to approve option grants equal to 1 percent to 2 percent of its outstanding shares, and each year shareholders OK the grants. That's partly because of Dell's success at hedging the dilution. Dell uses some open-market repurchases but relies primarily on equity derivatives to avoid dilution, Pace explains. Dell's instrument of choice is the equity

"As investors start to say 'Enough!' companies

collar, a paired selling of short puts and buying of long calls. (For a primer on the equity collar and other hedging tools, see **Stock Dilution Hedger's Handbook**.)

"Our goal," Pace says, "is to recognize an exposure and then match it with an appropriate hedge. We try to separate economics from liquidity and hedge our dilution exposure just as we would hedge an interest-rate or foreign-exchange exposure. It has no effect whatsoever on our P&L. Not everyone understands that."

will have to hedge or stop granting options."

— Paula Todd, principal and senior consultant, Towers Perrin

Dell's aggressive use of stock options requires a portfolio approach to hedging. "We're layering into transactions for every three-month, six-month and nine-month period," Pace explains.

The Hedger's Arsenal

Companies like Dell can keep both their employees and their investors happy by hedging — by granting employees stock options and then entering into carefully selected financial transactions that neutralize the dilution the options create.

Companies can use cash to repurchase their shares in the open market, shrinking the number of available shares at the same time that they add shares by granting options, Citicorp's Feintech explains, or they can use equities derivatives such as forward share repurchases, call options or equity collars to the same effect. What is the most cost-effective way to hedge against stock dilution due to option grants? That depends on circumstances, particularly on how much liquidity a company has and what it expects its stock price to do. "If you have a lot of liquidity and are quite bullish on your stock, then buying it back probably is the most effective strategy. But if liquidity is scarce and you are bullish on your stock, then you probably would hedge by buying the stock forward or by putting a collar on the stock," Feintech says.

Many public companies have stock repurchase plans, whether or not they tie the programs to stock-option grants. Fewer companies hedge stock dilution with derivatives, but the number is increasing broadly across all industries, Feintech reports. "It started about 10 years ago among technology companies, which were the most aggressive users of stock options and therefore had the greatest dilution to hedge. But it quickly moved into other industries like media companies, communications, consumer goods, retail and financial institutions.

"We're seeing companies develop a point of view on their share price and then use the appropriate strategy, which can mean doing nothing, even if their overhang is quite large," she says. "If you're not bullish on your stock, you won't buy it either in the open market or by using derivatives."

Companies that use direct share repurchase programs instead of derivatives often also sell puts on the stock, as "a way to take in premium income," Feintech explains. "It's a way to finance part of your buy-back program."

"We're seeing companies like Microsoft Corp. and Dell issue stock options to employees and simultaneously sell puts against the company stock with the expectation that the stock will appreciate, the puts will expire worthless and the cash collected from the sale can be used to buy back shares," reports Martin F. Ellis, vice president of Stern Stewart and Co., a New York shareholder value metrics (EVA) and compensation consulting firm.

The most mathematically precise hedge — the mirror image of the option ceded to employees — is buying a call at the same strike price, but that is also viewed as the most expensive hedge, Feintech says. It requires the company to pay an immediate out-of-pocket premium to a counterparty for the calls. To reduce that expense, companies are likely to create a collar by simultaneously buying calls and selling puts, she says.

Companies that want to buy back a large number of their traded shares all at once can do so through investment bankers. "If I need to deliver 30 million shares of a stock that typically trades about 1 million shares a day, obviously I borrow the shares through a short sale and repay them over time," explains Joe Elmlinger, managing director of Citigroup's Salomon Smith Barney subsidiary in New York, which offers an accelerated repurchase program called Accelerated Share Repurchase. "It's good for companies that want to buy back a lot of shares near the end of a reporting period or before some anticipated merger and acquisition activity that could keep them out of the market," he explains.

Alternatives to Hedging

As an alternative to hedging, some companies are structuring their stock options in ways that make them less likely to dilute share values. They are indexing options' strike price to a performance benchmark so that employees aren't rewarded for a general bull market run-up in stock values but only for outperforming the benchmark.

"Companies now are moving to make their stock options less naked and to separate the factors the company can control from the factors it cannot," summarizes Patrick T. Finegan, managing director of Finegan & Co. LLC, a New York corporate finance advisory firm. "Stock options can be structured so that the exercise price is indexed to a basket of factors that filter out the uncontrollable factors like commodity prices and interest rates. By filtering out exogenous factors, a company can strengthen the real tie between stock option value and management's contribution. We're starting to see a few companies tie their option strike prices to interest rates or to the S&P 500 index or some other benchmark. In the future, we are likely to see more indexing." Companies can also link the number of options granted to outperforming a benchmark, Finegan adds.

So far, few companies have taken this approach. Indexed options are "something I read about in the press but don't see many companies actually using," Feintech observes.

One way to technically avoid stock dilution is to grant "phantom" options that pay out a cash bonus linked to stock performance. The employee receives the same value he or she would from a stock option, but stock is used only as a value proxy. In effect, cash reserves are diluted instead of share value; however, the company still transfers shareholder value to employees.

Theoretically, employees holding phantom options have the same incentive as real-option holders to make the stock perform, but once the payout occurs, they are not shareholders unless they buy company stock with their bonuses. Phantom options are a popular incentive for employees of privately held companies that have no traded stock, Ellis points out.

Companies can also reduce the dilution, Ellis says, by issuing stock options with strike prices that are significantly higher than current share prices. For example, if the stock currently sells for $50 a share, you can grant options that allow employees to purchase future shares not for $50 or $55 but for $80. This tactic effectively sets the reward bar higher. Employees can still reap gains but only if the stock price rises considerably. Share appreciation between $50 and $80 would not lead to dilution. If share prices went above $80, employee stock options would create dilution, but with that large of an increase in share prices, investors would be less likely to object. Nevertheless, this out-of-the-money option is not widely used, Ellis reports.

Another little-used way to reduce dilution is to require employees to pay for their stock options. This approach would probably reduce the number of options a company has outstanding and would raise cash that could be used to buy shares for the employees who exercise stock options, Ellis adds.

Xerox Corp., Stamford, Conn., uses a variety of option structures, including long-dated options, S&P-indexed options, out-of-the-money options and at-the-money options. But the company has not yet used equity derivatives to hedge dilution, reports Margie Filter, vice president, treasurer and secretary. "We've looked at a variety of products but haven't implemented anything yet," she explains.

Xerox does, however, have an active stock-repurchase program. The company has sold puts to help finance repurchases and hedged to protect the price it will pay when it buys back the stock, Filter adds.

For 10 years, employee stock options have been the magic compensation carrot, the mouth-watering incentive designed to make employees run faster to carry forward the interests of shareholders. Now the end of a prosperous decade is confronting finance executives with a new question: Has the carrot lost its value as an incentive for employees who've grown fat from feasting on rich carrot cake?

MARKET WATCH

GRETCHEN MORGENSON

8/15/99

Rumblings of an Avalanche

EVEN though the Nasdaq composite index rallied late last week, it is down 8 percent from its July 16 high, close to the 10 percent drop that Wall Street considers a correction.

These stocks deserve a rest. At its peak, the Nasdaq was up 31 percent this year, compared with the 22 percent rise in the Dow at its high and the 15.4 percent increase in the Standard & Poor's 500-stock index.

But the Nasdaq has dropped further than the other indexes, raising a troubling issue that was hidden as the market rose: Hanging over the market are an immense number of shares in big Nasdaq stocks, including top technology companies, in the form of option grants awarded to executives and employees.

Companies of all kinds have issued oceans of options in recent years. As long as stocks were rising, option holders hesitated to exercise them, waiting for even further gains. Now, with many stocks — especially Nasdaq stocks — well off their highs, transforming paper profits into real gains is mighty tempting.

Snowballing

Annual stock-option grants as a percentage of shares outstanding at 200 big companies.



2.0%
1.5
1.0
0.5
0
'93
'94
'95
'96
'97
'98

How big is the overhang? Bob Gabele, director of insider research at First Call/Thomson Financial, calculated all the option grants made by companies in the Nasdaq 100 stock index from 1994 to 1998. A staggering 4 billion shares were granted, worth $220 billion at recent prices. That amounts to roughly 9 percent of the market value of the entire Nasdaq 100 index.

"This is an avalanche-in-waiting," said Baruch Lev, professor of accounting and finance at New York University's Stern School of Business. "And this avalanche may fall at the worst time of all."

If the market slows or a recession hits, expectations for these shares will fall, Mr. Lev said. Employees who can exercise their options and sell shares will do so, thereby depressing an already declining market.

An option grant is exercisable only if its so-called strike price is lower than the prevailing market price. But given the hefty gains registered by Nasdaq every year since 1994 — the index is up almost sixfold — most option grants are exercisable now.

Cisco Systems said in its 1998 annual report that the average strike price of its option grants — 1.562 billion shares — was $25.23. Cisco stock closed Friday at $63.5625.

Companies report their option grants in the footnotes to their financial statements. To calculate the overhang, take the number of shares provided for in those grants and divide it into the total shares the company has outstanding.

It doesn't take much of a fall in stock prices to make option holders itchy, said Steven E. Hall, managing director at Pearl Meyer & Partners, a compensation consulting firm. When stocks plunged last fall, Mr. Hall said, "everybody got stomachaches looking at their stocks. All of a sudden people started saying, 'Maybe I don't want as much of my pay in stock.' "

Studying the effect of declining stock prices on option grants at 60 companies, Mr. Hall found that a 15 percent drop in stock price translated to a 25 percent decrease in the value of options held by chief executives.

Corporate America's love affair with options worked well as stocks rose. Giving options in lieu of cash keeps employee costs down and helps financially strapped start-ups. But when stock prices no longer rise, companies will be forced to pay more in cash to workers, driving up costs.

Mr. Lev points to another concern about an options avalanche. "Firms in the last four to five years increased debt significantly, mainly to repurchase stock so they can provide it to managers and employees," he said. "So debt is very high, the market slows down, people are dumping their shares. There is a significant risk here." □

exercise + sell

The Economist August 07, 1999, U.S. Edition

The Economist

August 07, 1999, U.S. Edition

LENGTH: 1148 words

HEADLINE: The trouble with share options

BODY:

WHAT a wonderful time it is to be a boss of a big company. Money pours into your lap. How easy it must be to believe, with John D. Rockefeller, that "the power to make money is a gift of God" -- and that your accumulating fortune is the direct and justifiable result of superhuman managerial talent. The truth is usually more mundane. The largest and speediest creation of fortunes that the world has ever seen is taking place mainly because of lucky timing, as executives (particularly Americans) happen to have been around when a greater slice of their remuneration has arrived in the form of share options -- the right to buy some of a company's equity at an agreed price, after an agreed length of time. And the buoyant stockmarket has hugely and unexpectedly inflated the value of these options. If the effect of options -- known as share options in Britain, **stock options** in America -- has been to make a few thousand bosses staggeringly rich, should that be a cause for concern? Some people find extreme wealth intrinsically repellent. Wide divergence of rewards within companies may make it harder to reap the rewards of team-building and co-operation. To this, however, a shareholder might retort that a first-class boss can make so large a difference to a company's performance that almost any price is worth paying for his services. And in the old, pre-1990s days when pay was just pay, managers often just did what they liked. Yet investors may be paying a higher price than they realise. The spread of share options may be distorting the economy, contributing to a temporary overvaluation of equities, encouraging short-sighted managerial decisions and storing up problems for companies in future (see).

The theory behind options is that they turn paid managers into part-owners, thus aligning bosses' interests with those of shareholders. Their huge popularity represents a rare triumph of an economic idea. An influential article in the Harvard Business Review in 1990 argued that, if top executives were rewarded like bureaucrats, they would behave like them, too. Now, the top employees of big American firms have a claim on more than 13% of the equity of their firms. Elsewhere, the proportion is also rising, although from a lower base.

Unfortunately, the evidence for a link between options and performance is thin. Even so, options may have brought benefits. They have focused management attention, to an unprecedented extent, on shareholder value. They have encouraged firms to drive down costs, even in the middle of a boom. They have discouraged some of the empire-building mergers that were a feature of the 1960s and 1970s. They may have persuaded many bright youngsters to choose a business career.

Above all, they have reduced the cash costs of starting a company: employees can be brought on board with the mere promise of future growth that a share option represents. A firm with almost no assets can compete for staff head-to-head with an IBM, simply because it

can lure clever people by offering options. Silicon Valley, cradle of the information-technology revolution, is built on options -- not just for the bosses, but for most staff. Some would even argue that America's uniquely generous use of options may explain America's uniquely successful economy.

The trouble is that the causality could easily be the other way around: a booming economy and stockmarket may have themselves encouraged the use of options instead of cash pay. Accounting rules mean that companies do not normally have to treat options as an expense, charged against reported profits, as they do any other form of compensation. So options have become a cheap way to pay top staff.

What goes up

But what is cheap in the short term may turn out to be expensive in the long, for three reasons. First, when share values retreat, boards face a dilemma: do they assume that the boss who was worth a fortune when equity prices were high is still worth a fortune when they are low, and replace devalued shares with expensive cash? That, broadly speaking, is what happened during the most recent prolonged fall in share prices, in the early 1970s, although options then were both less common and less valuable. Or the board could reprice the options, as some did when equity prices dipped last year. But the Financial Accounting Standards Board has decreed that in such cases firms should take a hit against profits. Repricing makes a nonsense of any claim that managers now face incentives and risks similar to those of owners.

Secondly, even if accounts do not show it, options may in practice impose a cost on shareholders by diluting a firm's existing equity. Options that are not set off against corporate income inflate reported profits, perhaps by as much as 50%. If they were treated as an expense, recorded profit growth would be lower. Would share prices be lower too? Only if investors do not already understand the numbers. Those who are prepared to hunt through the footnotes to the accounts and do some strenuous work on their calculators may indeed understand what has happened to their investments -- although in many countries outside the United States, even that much is impossible. But it would still be better if the accounts were made more transparent so that all investors could easily assess the extent of a company's true liabilities.

A third difficulty is more fundamental: in attempting to align the interests of the managers and the owners of a company, the owners have introduced a bias that may come back to bite them. Managers motivated by options have been jacking up their firm's share prices, often issuing debt and using the proceeds to buy back equity. Another influential economic idea, the Modigliani-Miller theorem, named after its two Nobel-prize-winning originators, suggests that this is fine: how a firm is financed makes no difference to its value, other things equal. But running up debts does make a difference to the value of those options. And other things are not equal: very high levels of corporate debt make a firm more vulnerable to bankruptcy in the event of a downturn.

Shareholders have shown an astonishing willingness to share their equity with executives, and with remarkably few strings attached. The link between options and performance has usually been taken on trust. But in the United States, options with a performance target have to be counted as a cost against profits. If the rules were changed to treat all new options as expenses, two benefits would result. Boards would no longer be discouraged from linking options to performance. That would ensure that executives did not make their fortunes merely because the overall stockmarket rose. And investors would have a clearer view of what their company was really worth. If they already invest rationally, share prices should not even twitch.

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The Economist August 07, 1999, U.S. Edition

The Economist

August 07, 1999, U.S. Edition

LENGTH: 3066 words

HEADLINE: Share and share unalike

DATELINE: new york

HIGHLIGHT:
Company bosses and, increasingly, employees love share options. But their economic drawbacks may outweigh their advantages

BODY:
ONCE upon an Arabian night, sultans were paid their weight in gold. Today, such an to pay would leave the typical boss of a large American company sorely disappointed. Bosses now prefer to be paid in share options, which are far more valuable than mere metal. Tipping the scales -- let's be kind, and ignore those boardroom lunches -- at around 200 pounds, and with gold now at about $258 a troy ounce, the average chief executive of one of America's top 200 firms would take home just over $750,000 in gold. In fact, in 1998 he made a pre-tax profit of $8.3m by exercising executive share options, which give the right to buy a fixed number of his company's shares at a fixed price in what is now a rising market. At the end of last year, he also had total unrealised profits on **stock options** of nearly $50m.

Inevitably, such gigantic sums have provoked envy. AFL-CIO, the main American trades-union federation, points out that, thanks largely to share options, the average American chief executive now takes home 419 times the wage of the average factory worker. In 1980, he made 42 times as much. But put to one side questions of justice and inequality. Force down the thought that the chief executive's enormous share options may demoralise the deputy chief executive and make the company harder to manage. Ignore the bleating bondholder, who sees his risk rise as companies borrow to buy back shares to give to executives. The fundamental question is whether share-option schemes are doing what they were designed do: aligning the interests of managers with those of owners, motivating bosses to do their level best by shareholders.

Are share options working? Are other shareholders seeing gains from handing over so much equity to their managers? Or are bosses receiving the largest peacetime transfer of wealth in history simply for being in the right job at the right time -- namely, during America's strongest equity bull market ever? Indeed, could share options be encouraging bosses to behave in ways that are contributing to a bubble in share prices which, should it pop, will leave everyone worse off?

Options, options everywhere

Share-option awards to company bosses have grown at a breathtaking pace in America. (They have increased in other countries too, but even in Britain and France they are tiny next

to America's.)

The 200 largest American companies granted shares and share options to employees amounting to 2% of their outstanding equity during the year to June 1998, according to Pearl Meyer & Partners, an executive- compensation consultancy. When these awards are added to those made in previous years, the total of shares and share options still "live" in incentive schemes at the end of 1998 amounted to 13.2% of corporate equity, or around $1.1 trillion (see). As recently as 1989, annual awards totalled about 1% of company shares, and all accumulated awards were 6.9%. Now, almost every big firm uses equity as a management incentive, up from around half ten years ago.

For some companies, the picture is even more dramatic. Last year, Apple Computer granted shares and options equal to nearly 18% of its total shares, Pacificare Health Systems made grants of 13% and Lehman Brothers awarded almost 12%. Lehman's total outstanding equity allocations to executives and other employees amount to over half its shares. Only Merrill Lynch, another Wall Street giant, has committed a higher proportion of its shares to equity incentives: nearly 53%. Fifteen of America's largest 200 companies have set aside more than a quarter of the shares they usually have outstanding.

While share options for lower-ranking employees have also grown quickly, most of the value goes to a handful of top managers. Chief executives have extended their lead, thanks to the birth of the "mega-option". These are options which, if used, would be worth at least $10m. In 1998, 92 of America's 200 leading chief executives (up from 34 in 1996) were given mega-options, with an average minimum value if exercised of $31m.

Using the formula to value options that was developed by Fischer Black and Myron Scholes, share-option grants accounted for a record 53.3% of the compensation given by America's top 100 companies in 1998 to their chief executives. This compares with 26% in 1994, and a mere 2% in the mid-1980s.

To some, these statistics are grounds for celebration. Starting in the 1960s, there was growing concern that the split between those who owned big firms and those who ran them might be hurting the economy. Shareholders in public companies mostly had small stakes in each, and thus little ability to restrain managers from furthering their own interests, the argument ran. A thirst for power might lead bosses to pursue takeovers that expanded their empires but reduced the value of shareholders' stakes; a hunger for status might encourage them to build grandiose headquarters or fleets of executive jets.

Some economists argued that the solution was to make owners and managers as much alike as possible by paying a large part of the managers' remuneration in shares. Unlike most of economists' bright ideas, this one spread, though only gradually during the 1980s before taking off in the 1990s. Those urging better corporate governance supported it, and the bull market in shares convinced bosses of the potential benefits of this incentive to better performance.

At first glance, it has paid off handsomely. As executive share options and other share schemes have soared in America during the 1990s, so too have corporate profits and share prices. In 1998, the profits of companies in the S&P 500 share index were double what they had been in 1990. The index is now nearly four times higher than it was at the start of the decade. Surely, such spectacular gains justify paying bosses a fortune?

Alas, the relationship among these three trends is not the simple cause-and-effect that some economists and executive-pay consultants suggest. And the trends themselves are not all they are cracked up to be.

Only perform

First, it is hard to tell whether profits have, in fact, risen all that much, for the cost of most executive share-option schemes is not fully reflected in company profit-and-loss accounts. Attempts by the Financial Accounting Standards Board (FASB) to require firms to set the cost of options against profits were killed by corporate lobbyists in 1995. They argued that if the cost of option schemes were treated in that way, fewer of them would be awarded, fewer people would have reason to maximise shareholder value and the economy would suffer.

FASB did, however, manage to make firms include a footnote in their accounts detailing the share options awarded during the year. Smithers & Co., a research firm in London, calculated the cost of these footnoted options and concluded that the American companies granting them overstated their profits by as much as half in the financial year ending in 1998. In some cases, particularly that of high-tech firms (which tend to be generous with options), the disparity is even greater. For instance, Microsoft, the world's most valuable company, declared a profit of $4.5 billion in 1998; when the cost of options awarded that year, plus the change in the value of outstanding options, is deducted, the firm made a loss of $18 billion, according to Smithers.

Some maintain that these numbers exaggerate the problem: there is genuine dispute over how best to calculate and account for the cost of executive options. But this is quibbling. Warren Buffett, a well-known American investor, put the case succinctly for tightening the rules on share-option schemes in the recent annual report of his investment company, Berkshire Hathaway. "Accounting principles offer management a choice: pay employees in one form and count the cost, or pay them in another form and ignore the cost. Small wonder then that the use of options has mushroomed," he observes. "If options aren't a form of compensation, what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world should they go?"

Bubble trouble

So much for profits. What of share prices? The price of an equity, in theory, reflects the profits that are expected in future. If reported profits have been overstated, investors may have overestimated future profits when valuing shares, and paid too much for them.

Most economists reckon that investors are not impressed by accounting twists and turns. Numerous studies have shown that the market usually responds only to "real" events. For instance, share prices were not affected when FASB recently required firms to account for health-care benefits for workers after retirement, a change that looked huge but made no difference to their real liabilities. Options are a real economic cost, and investors take that cost into account each time options are granted.

Now, they have no excuse not to do so; but was this always the case? In the mid-1990s, when the use of share options soared, the accounting problem received little attention. In 1996, for example, headlines in the financial press were full of rising corporate profits in America; yet, says Andrew Smithers of the eponymous research firm, if the cost of share-option schemes had been properly accounted for, it would have been clear that corporate profits had fallen from the previous year. This, he suggests, was the point at which a stockmarket bubble began to expand that has yet to pop.

There are other ways, too, in which share-option schemes may have helped to nudge share prices upwards. Companies are buying back their shares in the market in order for employees to exercise their options. In 1998, firms announced repurchases of $220 billion-worth of shares, compared with only $20 billion-worth in 1991. At the same time, they are borrowing more (see). Indeed, although net new issues have picked up a bit of late, many companies are still borrowing to buy back their own shares.

This seems strange at a time when shares are more expensive than ever before, and interest rates, though low in nominal terms, are high in real terms. Surely, it would make more sense to raise money by selling shares at current high prices -- which is what bright investment bankers at Goldman Sachs have done in floating their firm and some other companies appear to be doing as well.

A recent study of share repurchases by George Fenn and Nellie Liang, of the Federal Reserve, found that much of the recent surge in buy-backs reflects an attempt to return cash to shareholders in a way that raises the value of executive **stock options** more directly than a simple increase in the dividend would do. Others see the buy-backs in a more sinister light. They say that companies often buy their own shares aggressively at times when the market looks about to tumble, thus helping to reverse its direction.

Perhaps this is all as it should be: managers spotting the chance to bolster their firm's share price and return cash to shareholders. On the other hand, managers with share options may be using their firm's resources to increase the short-term value of their own holdings. And that sounds suspiciously like the sort of abuse that many reckon went on before share options supposedly aligned bosses' interests with those of owners.

Though corporate profits may be duller than billed, and share prices a touch hyped, what of the claim that managers, thanks to the incentive of shares and share options, are working harder for shareholders?

All shall have prizes

It is hard to argue convincingly that most firms' improving fortunes in recent years are down to the efforts of managers as individuals or as a group. The American economy recovered from recession, interest rates were low, inflationary pressures were dormant, spending was strong because consumer confidence was high (due partly, it must be admitted, to high share prices). All these things were beyond the control of corporate bosses.

Nor does the link between executive performance and pay look rock-solid. Many top managers have got rich simply because their company's share prices rose in line with the market. A recent study by Kevin Murphy, one of the first economists to argue for paying bosses with shares, concludes that "there is surprisingly little direct evidence that higher pay-performance sensitivities lead to higher stock performance."

It is possible, of course, that share options encouraged most companies to become more profitable, and so some of the rise in the market as a whole reflected the additional efforts of the market as a whole. But American firms have mostly run a mile from share options designed to reward market-beating or above-average performance. One powerful reason for this is accounting rules. The cost of granting an option with a performance benchmark (one that specifies, for example, that a company's share price must outperform the average in that industry before its bosses collect) must be set against profits, unlike the cost of pure options.

One of the few firms to use rigorous performance-related options is Level 3 Communications. Its bosses cannot cash in their options unless its share price rises by more than the S&P 500; they then receive a rapidly sweetening deal as the gap widens.

Graef Crystal, an economist who specialises in executive pay, has calculated the impact a similar scheme would have had on all the S&P 500 companies between 1995 and 1998. Under a conventional option plan, 86% of chief executives would have received an average of $8m apiece over the period. With a scheme similar to that at Level 3, only 32% of them would have received a dime.

An indication of how little executives like having to perform for their money is the frequency with which share options are repriced when the firm's share price tumbles below the strike price originally agreed. When share prices plunged in the late summer of 1998, many firms repriced their options just in time to enjoy massive gains when the market rebounded. James Record, an analyst with SNL Securities, a research firm, found that 17 financial-services firms lowered their strike prices last autumn, by one-third on average; since then, their share prices have, on average, trebled.

Many Internet companies, their shares now fallen by half from their recent highs, are considering repricing their share options. They may be less lucky than their predecessors: FASB has changed the rules and, from later this year, the cost of repriced options must be written off against profits in the company accounts. Even properly accounted for, however, the fact that firms reprice managers' options reduces to nonsense the comparison of bosses with owners, who cannot write off downside risk so blithely.

The aim of share options is to increase the executive's exposure to the undiversified risk of his firm's shares, so that he faces personal financial hardship if its share price falls. Do these schemes really bind managers to their firms' fortunes?

Managers cannot sell their shares too quickly, for fear of panicking the market. But the number of executives selling is higher than before, according to Craig Columbus of Primark, a firm that tracks such share-trading. It is becoming the norm for bosses to sell a parcel of shares every quarter. And some figures suggest that top executives may be getting quietly out of the market while ordinary employees are keener than ever on entering it: though grants of shares and share options rose to a record level in 1998, the overall stock of shares in company incentive schemes did not, for the first year in over a decade. Since share options for lower-level employees have grown rapidly, it seems that their bosses may be reducing their stakes.

There are other ways, too, for managers to weaken the link between personal and corporate financial health. They may diversify their risk by holding a portfolio of different assets -- if they have enough cash. Derivatives offer another route. In the early 1970s, when executive share options promised so much, financial derivatives were in their infancy. Now, according to a study from Arizona State University, executives are making increasing use of them to escape restrictions on exercising or selling their share options, especially when they know that bad news about their firm is pending. The rules governing the disclosure of such trades are ambiguous. Certainly, they are a fast-growing business for Wall Street investment banks.

Other options

It is possible that the problem of share options will sort itself out. If there is a share-price bubble, it will one day burst. If there is not, share prices are unlikely to keep rising so quickly in any event. Bosses' pay should fall to less audacious levels either way.

Even so, there needs to be much harder thinking about what to reward, and how much. Nell Minnow of LENS, an investment fund, now wishes that in the early 1990s, "when we asked for pay for performance, we'd been a lot more specific". A few more customised options with specific targets have recently appeared, though most of them, admittedly, accompany bigger-than-ever mega-options.

That leaves the question of how large the share component of a salary package needs to be in order to motivate its recipient. Would current pay-outs be less inspirational if they were half as big? Experience has shown that it is impossible fully to align the interests of managers with those of shareholders anyway. So why go so far down that road?

Ultimately, reforming executive pay in ways that encourage genuinely superior performance depends on two groups: institutional investors and auditing bodies. Big pension funds and insurers have the clout to make compensation committees be tough. So far they have barely used it. And accountants must create a level playing-field for all executive compensation. It is absurd that different kinds of share-option schemes have different accounting rules, and worse than absurd that most schemes are not written off against profits like ordinary pay. Investors and auditors may both be more willing to lay down the law in an earthbound stockmarket than in a perpetually rising one. It would certainly be the right option.

GRAPHIC: graphic, no caption

LOAD-DATE: August 6, 1999

Stock-Option Policy From the Big Board Gets Interim Approval

06/09/1999
The Wall Street Journal
C20

WASHINGTON -- The Securities and Exchange Commission **approved**, on an interim basis, a New York Stock Exchange **stock-option** policy that defines when listed companies don't need shareholder **approval** for new employee **stock-option** plans.

The policy was **approved** until the end of September 2000. For more than a year, the policy has been the subject of a squabble between the exchange and shareholder-rights advocates. It was touched off when the Big Board proposed, and the SEC **approved**, a rule that said an options plan was exempt from shareholder **approval** if it covered at least 20% of a company's employees and no more than half of that 20% were officers or directors.

The exchange said it was only codifying informal guidelines. Some shareholders, however, saw it as a way for company executives to grant themselves more options without shareholder **approval**, potentially diluting their ownership.

In response, the Big Board appointed a task force that **approved** a revamped policy under which more than 50% of full-time, nonunion U.S. employees, and no more than half of them employees or directors, were to be eligible for a plan that can be exempted from shareholder **approval**.

51ST STORY of Level 1 printed in FULL format.

June 1999

SECTION: Vol. 78, No. 6 Pg. 148; ISSN: 1092-8332; CODEN: PEJOAA

LENGTH: 691 words

HEADLINE: Overdoing stock options may depress returns for shareholders

BYLINE: Hays, Scott

BODY:

If you believe the theory that employee stock options help grow the company's top line by inspiring workers to think and act like owners, then you should know that overdoing it may actually depress returns for shareholders. At least, that's the word from Bethesda, Marylandbased Watson Wyatt, a global management consulting firm.

"Stock options need to be managed just like any other scarce resource available to a company," says Edward Redling, New York-based consultant with Watson Wyatt. "Some HR professionals tend to think of stock options as free money to be spread around widely and deeply. But our research indicates there are situations in which it can be a drain on the financial results of a company."

In other words, more isn't always better.

Stock-option plans increase.

At last count, companies that use broad-based stock-option plans increased from 13 percent in 1995 to 31 percent in 1998, according to a salary-increase survey conducted by Lincolnshire, Illinoisbased Hewitt Associates.

But there's an economics theory that suggests a company's current stock value is reflective of all available corporate information, including available stock options for future grant and stock options already granted, but not exercised, says Redling with Watson Wyatt. "There comes a point at which the 'dilutionary' effect of stock-option overhang on share value can outweigh the incentive effect." By "overhang" he means the potential dilution from previously granted options and options available for future grants as a percentage of total shares outstanding.

Of the 2,900 respondents to the "199899 Total Salary Increase Budget Survey" by the American Compensation Association in Scottsdale, Arizona, 94 percent offer stock options for officers and senior executives, 65 percent offer stock options for salary exempt employees, 24 percent offer stock options for salaried nonexempt employees, and 20 percent offer stock options for hourly (non-union) employees.

On average, according to the Watson Wyatt study, companies that were more

judicious in their use of stock options delivered higher total return to shareholders than companies that were less judicious. "We've found that companies that treat stock-option grants as a scarce resource and carefully evaluate the potential impact of those grants perform better than organizations that might spread the grants more widely," Redling says.

Maybe that's why "No!" votes from **shareholders** on stock-option authorization requests went from 3.5 percent in 1996 to 15.8 percent in 1997. Some **investors** complain their ownership and voting power may be excessively **diluted** by **stock-option plans.**

Reevaluate stock options.

Although there appears to be a strong correlation between employee "ownership" and corporate profitability, HR managers need to evaluate the use of stock options: who gets them, how much, how often, and look at what other plans might be available. Then you need to find the "sweet spot" that maximizes returns to shareholders, says Redling.

Of course, the appropriate sweet spot can be difficult to find, considering there are differences in industry, company size, growth rates, stock ownership levels, etc. Ira T. Kay, Ph.D., a global practice director of executive compensation consulting for Watson Wyatt, offers the following recommendations to help companies find their own sweet spot.

Shorten option terms to force employees to exercise their options earlier. Reducing option terms to five years can force employees to exercise their options earlier in their tenure, and may reduce overhang in the long run.

Always evaluate the stock-option practices of your company within the overall context of your industry and your reward/business strategy.

In the end, it's up to HR managers to carefully consider and adopt the right kind of ownership strategy, and to "ensure that the use of stock options help drive higher levels of company performance and higher levels of total return to shareholders," says Redling.

Author Affiliation:

Scott Hays is the department editor for WORKFORCE. E-mail hayss£work forcemag.com to comment.

JOURNAL-CODE: PEJ

ABI-ACC-NO: 01835909

LOAD-DATE: June 22, 1999

BUSINESSWEEK ONLINE : APRIL 19, 1999 ISSUE


BusinessWeek
IS GREED GOOD?

COVER STORY

Special Report: Executive Pay

The numbers are staggering, but so is the performance of American business. So how closely are they linked?

Greed is good! Greed is Right! Greed works! Greed will save the USA!
--Michael Douglas, as Gordon Gekko in the film Wall Street

Money begets money.
--John Ray, English Proverbs, *1670*

As the American Century draws to a close, times have rarely been better. Eight years into an expansion that just won't quit, the robust U.S. economy is the envy of the world. Growth in the gross domestic product continues to hum along at a rate of 4.3%. Thanks largely to a world-beating high-tech sector, and the willingness of American companies to quickly adopt whatever new technologies and new processes give them an edge, U.S. competitiveness may never have been higher. Unemployment is at a 29-year low, wages are rising, and consumer spending is soaring--all without a whiff of inflation. And the stock market--ah, yes, the U.S. stock market. With the Dow now hovering around 10,000, up 263% this decade, the U.S. equity markets have outrun, outgunned, and hands-down outperformed every other major stock market in the world.

That market has also made many people wildly wealthy, and none more so than chief executives at major U.S. companies. Thanks to a pay structure that has linked most executive compensation to the stock market through huge option grants, the head honcho at a large public company made an average $10.6 million last year. That's a 36% hike over 1997--and an astounding 442% increase over the average paycheck of $2 million pocketed in 1990. Yet even $10.6 million is chicken feed next to 1998's best paycheck. Walt Disney Co. CEO Michael D. Eisner took home $575.6 million--primarily from options--the second largest payday ever recorded by a public company CEO. Altogether, the five best-compensated execs split a stunning $1.2 billion, numbers so over the top that even those not far removed from the executive suite find their chins dropping. "I have a difficult time relating to the compensation today," says Donald E. Petersen, former chairman of Ford Motor Co., "and I've really only been out of the full-time part nine years."

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But if the numbers are staggering, so too has been the performance of American business over the last decade. While tradition-bound Europe struggles to boost growth and entrepreneurialism, debt-soaked Japan remains mired in recession, and much of the developing world fights to regain its economic footing, U.S. executives are energizing older companies and creating new ones daily. The obvious questions: Are the sky-high pay and the sky-high performance linked? Has pay-for-performance worked? Is CEO greed good?

Supporters of today's compensation system say this performance is no coincidence. If paying top dollar is the price of ensuring that the boss makes moves that benefit all investors, fine. The CEOs who have responded to the challenge have created billions in value. And those who fail are pushed out far more quickly today--albeit with golden parachutes. "If shareholders are betting on a management team with their dollars and the team can move the share price, then I think it ought to participate in that achievement," says Richard A. Jalkut, CEO of telecom company Pathnet Inc. and former CEO of Nynex Inc.

In a world of cross-border mergers and global competition, those are no longer questions that only American companies have to worry about. Suddenly, the issue of whether the best way to motivate executives is to offer options-fueled pay packets is being debated around the world. Particularly in Europe, many companies are considering adding an equity component to their compensation systems--in part, to ensure that they don't lose their best talent to the U.S. (page 89). Moreover, European companies such as DaimlerChrysler (DCX) and Deutsche Bank (DBK) must figure out how to keep their European execs happy when they're paying a lot more to those working in their new American subsidiaries. Even in Japan, where egalitarian pay structures have long been considered a virtue, the four-year plunge in earnings has convinced Sony (SNE) and others to try out options. "The level and the makeup of pay in the U.S. is beginning to have an influence on big global companies," says Vicky M. Wright, Hay Group's worldwide managing director for reward consulting.

LOOSE LINKAGE. If there's little doubt that Corporate America is doing something right by linking pay more closely to shareholder value, however, it's also clear that greed has its limits. Despite the anecdotal connection, no academic has proven that higher pay creates higher performance. While self-interest is, as Adam Smith observed centuries ago, a great motivator, the link between pay and any objective standard of performance has been all but severed in today's system. The options windfall is as likely to reward the barely passable as the truly great;

moreover, it's rewarding virtually one and all in amounts that are expanding almost exponentially. "It's not that the guy steering the ship is turning the wheel the wrong way," says pay consultant Alan M. Johnson. "It's that the wheel isn't connected to the rudder."

Given the growth in sheer numbers of options being handed out, critics also warn that the seeds of future problems are already being sown. The biggest risk: In using options, companies today are in effect outsourcing the oversize compensation to the stock market. Investors willing to buy shares, after all, are paying for today's hefty raises, not the corporate coffers. But the ability to do so rests on a market that's only riding the Up escalator. Critics worry that the practice is setting untenable levels of pay expectation for the future, even as it creates hefty dilution.

The skeptics certainly have some influential company. Alan Greenspan, for one, favors indexed options--options that require that the stock does better than a market or peer group index--despite the fact that they have an accounting cost. He publicly criticized the level of CEO pay in front of the House Banking Committee in February. Or listen to Berkshire Hathaway's Warren E. Buffett, who devoted two pages of his annual report to the subject: "Although options...can be an appropriate, and even ideal, way to compensate and motivate top managers, they are more often wildly capricious in their distribution of rewards, inefficient as motivators, and inordinately expensive for shareholders."

Whatever the outlines of the debate, though, one thing is clear: The rich are getting richer, and fast, according to BUSINESS WEEK's 49th annual Executive Pay Scoreboard. Compiled with Standard & Poor's Compustat, a division of The McGraw-Hill Companies, the survey breaks out the pay of the highest-paid executives at 365 of the largest companies in the U.S. CEO pay again outpaced the stock market in 1998, rising 36% to the Standard & Poor's 500-stock index' 26.7%, even as earnings for the companies in the index fell 1.4%. Long-term compensation--mostly from exercised options--made up 80% of the average CEO's pay package, up from 72% in 1997. The average salary and bonus fell for the second year in a row, to $2.1 million. In some cases, that was because of poor results, but more often it was because CEOs are trimming such fixed compensation or deferring it tax-free in return for more equity.

Nice work if you can get it. That 36% raise compares to 2.7% for the average blue-collar worker, one-tenth of a percentage point above last year's boost. White-collar workers got 3.9%, according to the Bureau of Labor Statistics' Employment Cost Index. This year, the boss earned 419 times the average wage of a blue-collar worker. Although such

constantly levitating numbers can be hard to truly grasp, consider this: The AFL-CIO calculates that a worker making $25,000 in 1994 would now make $138,350 this year if his pay grew at the same speed as the average CEO.

The breathtaking numbers don't even include the biggest executive payday ever. Last spring, Computer Associates Inc. (CA) paid CEO Charles B. Wang a restricted stock bonus then worth $670 million for getting its stock price above $53.33. That came on top of $7 million in salary and bonus and $22.8 million in long-term compensation the prior year. Because the payout took place in Computer Associates' 1999 fiscal year--for which the company has not yet filed a proxy--Wang's jackpot is not included in this year's pay survey. But CA has already felt the effect: In July, the company announced a $675 million charge to pay for the award to Wang and other executives, prompting a 30% stock plunge.

FAB FIVE. Still, for those convinced of the virtues of a pay-for-performance system, the top five CEOs on BUSINESS WEEK's list this year make for a pretty good argument. The companies they run--Disney (DIS), CBS (CBS), Citigroup (C), America Online (AOL), and Intel (INTC)--are stewards of the New Economy. Most of them longtime CEOs of their companies, they have played a role in the shift of the U.S. from an industrial economy to a service economy premised on technological advancements. All five executives have, over time, revolutionized their industries and streamlined their organizations. Along the way, they have created unprecedented shareholder wealth. None of the top five would comment on their pay.

Few investors would begrudge AOL's Stephen M. Case the $159.2 million he pulled down this year. After all, he has forged one of the most successful companies in a totally new industry. And shareholders appear only too happy to ride the coattails of recently appointed CBS CEO Mel Karmazin, who earned $202 million. Most of that came from the exercise of options he had held for 10 years at Infinity Broadcasting Co., which he converted to CBS shares. Infinity was sold to CBS in 1997 and partly taken public again last year. Says a proud George H. Conrades, chairman of CBS's compensation committee: "I think his reward for the growth and the value he created is directly attributable to his leadership and probably one of the best examples of pay for performance."

Certainly, the rise in the stock market does seem to correlate with a major shift from fixed to variable pay. Although stock options have been popular in the past--primarily during bull markets--never before

were they used as heavily as in the last decade. Some argue that the tighter linkage to shareholders pushed executives to make the hard choices needed to become competitive. "Can we prove that stock options did this? Of course not. Can we offer some evidence that would suggest it played a role? Yes. We really made it worth people's while to drive stock prices up, and they found ways to do it," says Jude Rich, chairman of benefits consultant Sibson & Co.

Perhaps nowhere has that been truer than in the exploding Internet sector, where the red-hot market in initial public offerings has served as an equalizer. Some upstarts now boast the same net worth as old-timers. One is Margaret C. Whitman, CEO of Web auction site eBay Inc. Granted 7 million options when she was hired in February, 1998, she made $43 million in eBay's September IPO--good enough for 17th place and the highest annual pay ever recorded by a female executive. Although most of it hasn't yet vested, Whitman's stake is now worth nearly $1 billion, thanks to the wild 1165% rise in eBay (EBAY) shares.

Whitman's experience exemplifies a Silicon Valley culture in which people happily toil day and night for little cash compensation in hopes of hitting the brass ring. And the creativity burst coming out of options-laden tech companies like eBay is admirable. But the staggering, near-instant jackpot is discomfiting, to say the least, to those who have worked for years to reshape businesses. If performance is really what matters, is Whitman, CEO for less than a year at a newborn company, really worth the same as IBM's Louis V. Gerstner, who has wrestled one of the country's largest companies out of near-obsolescence?

Moreover, the sheer amount of excess being created in these packages has a dark side of its own. Take two of the best-paid executives in history, Disney's Eisner and Citigroup's Sanford I. Weill. Until recently, neither has been a slouch in the performance department. In taking Disney from a moribund brand to a global multimedia entertainment outfit, Eisner has helped Disney's stock rise 450% in the past 10 years. Weill has done even more. In cobbling together financial-services businesses ranging from Travelers to Smith Barney to Citicorp in creating Citigroup, the ultimate financial supermarket, the stock has zoomed 1277% in the same period. "How many people could have done such a great job?" asks Arnold S. Ross, partner at pay consultant Hirschfeld, Stern, Moyer & Ross Inc.

But lately, things haven't been sailing along quite as smoothly. Disney's stock has trailed the market in the past two years, and earnings have fallen. While Citigroup's stock is still strong, earnings there, too, have slumped. But the weak performance hasn't taken either CEO off the Pay

Express. Eisner got a new grant of 24 million shares in 1997, while Weill's compensation committee awarded him 1.7 million options in "Founder's Grants" for the Citigroup deal. That's on top of a controversial system of reload options that gives him a new grant of options every time he exercises some old ones. Moreover, both CEOs have already been handsomely paid for the stellar earlier performance. Eisner has been paid a total of $901.6 million over the last decade, and Weill, $694.8 million. Their pay levels are so high that the two scored worst and second worst, respectively, on BUSINESS WEEK's screen of executives who gave shareholders the least for their pay.

But Ray Watson, who chairs Disney's executive committee, defends the lavish 1997 package. "We wanted to tie him up for the rest of his working life. Heck, Sony would have given him half of Japan to run their company." Not letting the options vest until 2003, he argues, will keep the CEO focused on long-term growth. A Citigroup spokesman said Weill's pay "is tied to the extraordinary creation of shareholder wealth." BUSINESS WEEK's formula includes options as pay in the year they are exercised.

OPTION MANIA. Eisner and Weill may be among the princes of pay, but they're not the only CEOs whose wallets are filling faster than ever as the size of option grants rises rapidly. According to a preliminary study of 1999 proxies by Pearl Meyer & Partners Inc., the value of new stock-option grants is already up 17% over last year, even as the soaring market makes old ones more valuable. And since some 40% of large companies grant options for a fixed number of shares, according to compensation consultant Towers Perrin, the median they use as a comparison when setting their own CEOs' pay corkscrews ever higher. Cracks Nell Minow, a principal in activist investment fund LENS: "Even an English major like me can figure out that you make more money if one of the multipliers is bigger."

The increase in options is letting a lot of execs do some cashing in, even as they guard plenty of upside potential. While many have left a lot of options on the table--AOL's Case still has $286 million in options, of which about half are exercisable--many have taken a chunk home or converted some to shares, even as they ask for still larger packages. In BUSINESS WEEK's study, 53% of CEOs exercised options in 1998 worth an average $13.5 million, up from $8 million in 1997.

The pay-for-performance link is further weakened by the fact that the numbers of options are so large--and the market so high--that everyone, good or bad, has been able to take money out of the market. If you've got 10 million options of a stock granted at $80 a share, you're set to

make $20 million a year if your stock goes up just $2 annually, no matter how far below the market that rise is.

Certainly, many people with underperforming shares are making such gains today. While indexes are breaking records, most money is flying either into Internet IPOs or into a small group of blue chips. The 100 largest companies in the S&P 500 have created 90% of the rise in the market so far in 1999 while many other stocks are in the tank. Yet the pay rises aren't limited to those overperformers. Case in point: Cyprus Amax Minerals CEO Milton Ward, who took home $2.1 million in salary and bonus last year, along with 425,000 options, up from 100,000 the previous year, as the stock plummeted 36%.

Another way to rescue a fortune from a swooning stock has been repricing. Rationalized as a strategy to retain executives when a company stumbles, repricings, especially when the top execs are involved, break the link between shareholders and management. Take Cendant's Henry R. Silverman, whose rapid-fire merger tactics hit a roadblock after his company, HFS Inc., merged with CUC International Inc. in 1997. Massive accounting irregularities were uncovered at CUC in the spring of 1998. Rather than let him suffer along with investors, Cendant's (CD) compensation committee signed off on the repricing of a big chunk of his 25.8 million options at $9.81, well below their original range of $17 to $31. With the stock now trading at 15, those options are worth some $54.3 million. Shareholders got no such relief. Silverman also exercised options worth $61 million to take the No. 9 slot on BW's best-paid list. He wouldn't comment, but a spokesman says he exercised most of them before the troubles surfaced.

Such options-based games only work if the market rebounds. But what if it doesn't? A look back at history (see insert) would suggest that even in a slow or bear market, executives always manage to get theirs. When the market doesn't cooperate, the rules simply change. In the 1970s, for example, a prolonged bear market made options worthless. So companies switched over to bonus plans based on the achievement of cash-based internal goals and restricted stock; although those shares can't immediately be sold, unlike options they retain their value even if they fall below their grant price.

Already, such shifts are occurring. According to Executive Compensation Advisory Services, 38% of 1999 proxies reviewed so far have restricted stock grants, up from 29% just three years earlier. Moreover, other nonoptions costs of executive pay are also going up sharply, such as pensions that must be paid until death, life insurance policies, and long-term incentive plans tied to other performance

measures, such as sales and earnings growth. Assorted perquisites such as the $144,415 payment to Charles M. Cawley, CEO of MBNA Bank, for "personal assistants," are also on the rise. The effect of piling on all these goodies, warns Harvard Business School professor Samuel L. Hayes: "It's not a level playing field on the downside."

Another growing liability is the cost of both bringing in a new CEO--and booting the old one. Even if a company moves against an underperforming CEO, it must pay him as much to go as it would have had he been a success. Electronic Data Systems Corp. (EDS) took a $35 million hit to earnings to fund departing CEO Lester M. Alberthal Jr.'s severance package, even as it brought in new CEO Richard H. Brown with such features as a $4.5 million signing bonus, 1 million options, and 275,000 shares of restricted stock. He too received an ironclad agreement to take home a good chunk of that should it not work out. Often, not even taxes count: 52% of companies have agreed to pay any taxes coming from "excessive" parachute payments last year, according to Executive Compensation Advisory Services.

Add a bear market to these goodies, and many companies may be in big trouble. While the nonoptions costs of pay are already rising, there is no way companies will be able to match today's windfall option gains for CEOs. Yet it's unlikely that CEOs will tolerate a 95% pay cut because the market finally stalls. "When someone that made $50 million is making $5 million to $10 million, they're going to think they're just as good a manager as they were a year ago," says Alfred Rappaport, management professor at Northwestern's Kellogg School.

Dilution is another lien on the future that the love affair with options has ignored. While many companies have pushed options down the ranks while simultaneously showering the boss, the potential dilution has increased rapidly. According to pay consultant Watson Wyatt Worldwide, the average overhang--which is options already granted plus options available for grant, divided by the number of outstanding shares--hit 13% in 1997, up from 5% in 1988. Many institutional investors now vote against any plan where the potential dilution is over 10%. According to Strategic Compensation Research Associates, the votes against new stock plans is inching up, reaching an average 14.8% for the second half of 1998.

Although companies argue that they need the shares to motivate employees, a new study suggests there's a limit. Watson Wyatt's Ira T. Kay found that the one-third of companies with the highest overhang had lower shareholder return than companies with medium and low overhang. He found a sweet spot at around 10%--a level that many

companies are now surpassing. A few have decided options aren't worth it. When Warren Buffett bought General Re Corp. last year, he replaced the option plan with a cash-based incentive program and took a $36 million charge. In doing acquisitions, Buffett always gets rid of options and takes a hit to earnings. Sometimes the cost is so high it kills the deal.

Stock buybacks have become a common way for companies to counter dilution, but that's hardly trouble-free. Despite the soaring market, stock buybacks are at an all-time high; net share issuance was -$391.4 billion in the second half of 1998, down from -$134.2 billion for the first half of 1998. While many companies don't say why they do buybacks, some, such as Microsoft Corp. (MSFT), have specifically said they are doing so to reduce dilution. Usually, buybacks are done to boost the stock price in a down market, but this time, companies are buying back their stock at record prices. John M. Youngdahl, senior money market economist at Goldman, Sachs & Co., notes that debt levels are increasing at the same time. The combination may soon put pressure on capital spending. "In past episodes of lofty share valuations, you would see the more traditional financial response when profit growth slowed--the issuing of shares," he says. "This time we've seen high valuations and a slowdown in profit growth and yet share issuance has gone sharply negative." Something, he says, may have to give.

A final bit of rain on the pay parade is the prospect of shareholder and employee outrage if the music stops. Complaints have been fairly muted this year, because many people have shared in some of the market-linked prosperity. But should the market backslide--especially in a year when many labor unions are scheduled for wage negotiations--the CEO-worker ratios may get a lot more scrutiny. "You will see a lot more screaming as soon as the market turns down a little bit," warns Richard L. Trumka, secretary-treasurer of the AFL-CIO. For now, that day remains a ways off. In today's market, the only true conclusion is that if greed is good, it's best for the CEO.

By Jennifer Reingold in New York, with Ronald Grover in Los Angeles and bureau reports

To read a letter to the editor about this story, click here.
To read a correction/clarifcation about this story, click here.

BACK TO TOP

Big Board May Alter Stock-Option Policy To Calm Shareholders

03/24/1999
The Wall Street Journal
C12

NEW YORK -- The New York Stock Exchange, under fire from **shareholder** activists, has proposed that its contested **stock-option** policy be temporary.

The policy, which defines when listed companies don't need **shareholder** approval for new employee **stock-option** plans, will be in effect only through the end of September 2000, the Big Board said in a letter to the Securities and Exchange Commission dated March 11.

It is the latest step in a squabble between the Big Board and **shareholder**-rights advocates that began a year ago. At that time, the Big Board proposed, and the SEC approved, a rule that said an options plan was exempt from needing **shareholder** approval if it covered at least 20% of a company's employees and no more than half of that 20% were officers or directors.

The exchange claimed it was only codifying informal guidelines. But some **shareholders** saw it as a new way for company executives to grant themselves more options without **shareholder** approval, potentially diluting their ownership.

In response, the Big Board appointed a task force that approved a revamped policy under which more than 50% of full-time, nonunion U.S. employees, and no more than half of them employees or directors, to be eligible for a plan that can be exempted from **shareholder** approval.

That policy still didn't satisfy activists, who say the Big Board is biased toward pleasing management to encourage them to list on the Big Board rather than the Nasdaq Stock Market. Activists also want a limit on how much an exempt option plan can dilute existing **shareholders**.

The Big Board hopes to have such a dilution test in place by the time the rule before the SEC reaches the end of its "pilot" period.

53RD STORY of Level 1 printed in FULL format.

Los Angeles Times

March 19, 1999, Friday, Home Edition

SECTION: Business; Part C; Page 4; Financial Desk

LENGTH: 137 words

HEADLINE: MARKET SAVVY;
SAVVY CONFIDENTIAL: A BRIEFING FOR INVESTORS;
STOCK OPTION PLANS MAY FACE NEW HURDLE

BYLINE: Bloomberg News

BODY:

The New York Stock Exchange expects to propose a new standard next year on when to require shareholder approval of employee **stock option plans,** in a potential victory for institutional investors who have sought a greater voice in executive option packages.

The proposal is likely to base the need for a **shareholder** vote on the number of shares to be issued under an option plan--a criterion that recognizes the way stock options can **dilute** the stakes owned by existing **shareholders.**

It would be a switch from the NYSE's previous approach, which has required shareholder approval based on how many company employees are eligible to get options.

The prospect of a new procedure for option packages at Big Board-listed companies was disclosed in a letter from the NYSE to the Securities and Exchange Commission.

LOAD-DATE: March 19, 1999

Investor Relations Business February 15, 1999

February 15, 1999

LENGTH: 880 words

HEADLINE: Finding the Sweet Spot On Employee Stock Options

BYLINE: Staff Reports

BODY:

For most companies there is an optimal issuance level of employee stock options that minimizes **shareholder dilution** and maximizes total return to **shareholders,** according to a new study by Watson Wyatt Worldwide.

Entitled "Stock Option Overhang-**Shareholder** boon or **shareholder** burden?," the study looks at potential **dilution** from employee stock options and its relationship to total returns to **shareholders.** It found that most companies would do well to evaluate the

stock option practices of their company within the overall context of their industry and their reward and business strategies.

"Most companies could benefit from the careful and creative use of their shares reserved for employee programs," the report noted. "More is not always the right answer." That is so because there is some limit to how much overhang-the potential **dilution** from previously granted options expressed as a percentage of total **shares** outstanding-**shareholders** can allow without creating excessive **dilution** that would reduce returns, the study found.

"**Stock options** can be a case of too much of a good thing," said Ira Kay, Watson Wyatt global practice director of executive **compensation** consulting. "The challenge is to find a company's sweet spot,' or the level of overhang, that maximizes returns to shareholders."

On average, companies studied in the report that were more judicious in their use of stock options delivered higher total return to shareholders (stock price appreciation plus dividends, divided by beginning stock price) than companies with stock option overhang levels that were significantly above or below average.

Finding the Right Overhang

The appropriate level of overhang for a company can be difficult to discover. There are many countervailing reasons for a particular overhang level, even after adjusting for differences in industry, company size, growth rates, stock ownership levels and other factors.

For example, a company with a rising stock price could have high overhang, because employees are holding on to options in hopes of ever higher share prices. Conversely, a poorly performing company could have high overhang since many of its options could be

"underwater," meaning the exercise price is higher than the current fair market value.

What a particular company's sweet spot will be, will vary by company, the study noted. For instance, Microsoft, Travelers and Dell Computer have above-average overhang, but are among the highest performing companies in the world. On the other hand, the study noted, high-performing companies such as Eli Lilly and Wells Fargo have very low overhang.

How can companies find their sweet spot? For one thing, they can make effective use of investor relations. Companies should talk with their institutional in-vestors about their strategy and **plans** for **stock** utilization. "Keeping open lines of communication with large investors can help your company anticipate and deal with any concerns that may arise," the study noted.

Another strategy is to reduce option terms to five years, which can force employees to exercise their options earlier in their tenure which in turn may reduce overhang in the long run. "When employees exercise their options and hold their shares, they not only help reduce overhang, they also increase stock ownership," the report noted.

On the other hand, premium and index **stock option plans** need to be considered carefully because they can create even higher levels of overhang, the report said.

And for companies with low shareholder returns, increasing overhang may be a valuable strategy-it could provide the incentives needed to boost both company performance and shareholder returns.

Other findings of the study:

* From 1988 to 1997, overhang at large U.S. companies rose 5% to 13%

* High tech companies have higher overhang than other industries. In addition, high tech companies granted 80% of all 1997 options grants to employees below the top five executives. Other industries grant just 66% of options to employees below the top five executives.

* Stock option usage is heavily influenced by two key factors: grant size (dollar value of options), philosophy and number of employee participants. Large companies have more participants than smaller ones.

But grant sizes at smaller companies are often the same size as grants at larger companies, because this is how they offer competitive pay. Since larger companies have more shares outstanding, the net result is that smaller companies have a higher overhang percentage.

Investors Slow to Take Notice

* The survey noted that some institutional investors have a policy of voting against additional employee stock author-izations at companies with overhang above 10%. "It is true that some companies are experiencing lower shareholder returns in concert with their high overhang levels," the survey noted.

Investors are concerned that future dilution from stock overhang will reduce returns. Still, to date, high overhang companies have as much if not more institutional ownership than low overhang companies. But, "no" votes from shareholders on option authorization requests rose from 3.5% in 1996 to 15.8% in 1997.

Free copies of the study are available by calling (800) 388-9868.

LOAD-DATE: February 18, 1999

Source: All Sources > Market & Industry > By Industry & Topic > Business Services > **Securities Data Publishing**
Terms: **(stock or option) /s (compensation or plan) & (dilut! /s share!)** (Edit Search)
View: Full
Date/Time: Thursday, February 7, 2002 - 1:12 PM EST

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33RD STORY of Level 1 printed in FULL format.

Pensions and Investments

January 25, 1999

SECTION: News; Pg. 90

LENGTH: 1178 words

HEADLINE: INSTITUTIONAL INVESTORS CONTEST **NYSE** PROPOSAL

BYLINE: Phyllis Feinberg

BODY:

Many institutional investors and corporate governance groups are furious over the **New York Stock Exchange's** revised proposal to amend its listing requirement regarding shareholder approval of **stock option plans.**

Plus, the Council of Institutional Investors, which is leading the fight, doesn't think the Securities and Exchange Commission's extension of the comment period on the proposal to Jan. 25 will help their cause.

''They extended the comment period 21/2 weeks after the (initial) comment period was over,'' said Sarah Teslik, executive director of the council. The initial comment period ended Dec. 10; the SEC announced the extension Dec. 29.

Other organizations responding negatively are Institutional Shareholder Services, Bethesda, Md.; State of Wisconsin Investment Board, Madison; and the activist investment fund LENS, Washington.

The proposal amends the **NYSE's** definition of broad-based **stock option plans,** which are exempt from shareholder approval.

The revised proposal said a plan would be considered broadly based if ''at least a majority of the issuer's full-time, exempt U.S. employees are eligible to participate under the plan; and at least a majority of the shares awarded under the plan (or shares of underlying stock options awarded under the plan) during the shorter of the three-year period commencing on the date the plan is adopted by the issuer or the term of the plan itself, are made to employees who are not officers or directors of the issuer.''

The main complaint by institutional investors is the proposal did not address the issue of stockholder ''dilution'' when options for new stock are issued.

The **NYSE** put together a **task force** to advise it on the proposal, with representatives from corporations, institutional investors and corporate governance groups, including Linda Scott, director of investment affairs for the New York State Common Retirement Fund, representing the Council of Institutional Investors.

After the furor broke out, the council asked that Kurt Schacht, chief legal officer of the Wisconsin Investment Board, be added to the **task force.**

According to Ms. Teslik, the **NYSE** refused to do it unless Linda Scott withdrew from the **task force.** ''They refused to let him in. Linda had to withdraw to make room for him,'' said Ms. Teslik.

She said the council wanted Mr. Schacht on the **task force** because he's a lawyer and CFA and has expertise in ''dilution,'' on which the **task force** is now working.

''We told them if they chose not to add him they wouldn't have anyone on the **task force** with expertise (in dilution standards). They wanted the press to think they were acting fairly so they agreed to add him,'' if Linda withdrew, said Ms. Teslik.

NYSE spokeswoman Kimberly Williams would not comment.

Although he wouldn't speak for the **NYSE,** John F. Olson, partner, Gibson Dunn & Crutcher LLP, a Washington-based law firm, who is chairman of the **task force,** said, ''I thought it was a very reasonable suggestion to add Kurt (Schacht) to the **task force.** I think she (Ms. Teslik) is creating an issue where there is no issue.''

HOW SAGA BEGAN

The saga began last April when the SEC cleared a rule by the **NYSE that the NYSE** deemed a **stock option plan** broadly based, and exempt from needing shareholder approval, if at least 20% of the company's employees are eligible to receive stock or options under the plan and at least half are neither officers nor directors.

After the outcry from institutional investors and corporate governance groups, the **NYSE** set up the **task force.**

Mr. Olson pointed out the revised rule ''was approved unanimously by the **task force,**'' including members representing institutional investors. The **task force** also recommended looking at the dilution standard for **stock option plans,** saying even if a plan would qualify as broad based, if the result would be a dilution of shareholder's equity by a certain percentage, the plan would require shareholder approval.

''It's disingenuous (for institutions and corporate governance groups) to say they didn't know what the rule was,'' said Mr. Olson. ''They were all represented on the **task force.**''

And some of them do approve of what was done.

TIAA-CREF APPROVES

Peter Clapman, TIAA-CREF senior vice president and general counsel, said, ''I agreed with the proposal as a significant improvement (over a bad rule). The pragmatic course for institutional investors now is to support the new rule and hope that the **task force** makes other changes (in the dilution standard),'' he added.

Tom Herndon, executive director of the Florida State Board of Administration, Tallahassee, who was on the **task force,** said the new proposal ''is certainly better than the first version.'' While the proposal doesn't address the question of dilution, he said, ''I hope that institutions would realize that you don't build Rome in a day.''

But according to Ms. Teslik, the **task force's** unanimous approval came about because some people on it ''could not understand'' the proposal, especially its use of the Fair Labor Standards Act to describe its definition of ''exempt'' employees.

''If you don't know what it means (you can't make an informed decision),'' she said.

''We had experts in the room on labor and pension law,'' said Mr. Olson. ''We spent a significant amount of time talking about the issue. It was understood by everyone.''

He also pointed out Ms. Teslik ''saw drafts of the report before it was done.'' If she was concerned about this, ''all she had to do was bring it to our attention.''

In its Nov. 30 comment letter to the SEC, the council called the proposal ''an exercise in sleight of hand.'' It also asked the SEC to take over responsibility, claiming the **NYSE** is not a neutral policy-making body on stock options.

''The fact that a private, not-for-profit corporation whose constituents are the ones who get stock options, has taken much of this voting right away from shareholders should raise regulators' eyebrows,'' the letter said.

CRITICIZING **TASK FORCE**

In Kurt Schacht's letter to the SEC for the State of Wisconsin Investment Board, he criticized the **task force** for limiting its work to defining broad-based plans.''This limited consideration came despite the fact the overwhelming concern expressed by those commenting on the rule was (and remains) the potential dilution created by option plans.''

Institutional Shareholder Services, Bethesda, Md., in a letter to the SEC Dec. 2, recommended ''the SEC quickly send the **NYSE** back to the drawing board with a mandate to formulate a 'dilution' test for use in the 1999 proxy season.''

Patrick McGurn, director, corporate programs at ISS, said it is possible to have a dilution rule in place for the 1999 proxy season. ''The exchange would have to come up with a level that would please everyone. It would be contentious but it could be done,'' he said.

The activist investment fund LENS said in its letter to the SEC that the ''SEC should tell the **NYSE** to go back and start over or give up entirely.''

GRAPHIC: Sarah Teslik said the proposal was approved because some **task force** members didn't understand it.

LOAD-DATE: January 27, 1999

Source: All Sources > Market & Industry > By Industry & Topic > Business Services > **Securities Data Publishing**
Terms: **(stock or option) /s (compensation or plan) & (dilut! /s share!)** (Edit Search)

Select for FOCUS™ or Delivery

Investor Relations Business October 12, 1998

October 12, 1998

LENGTH: 146 words

HEADLINE: NYSE Reconsiders **Options Plan**

BYLINE: Matthew Greco

BODY:

A New York **Stock** Exchange task force has revised its recommendations for **stock option plans** that do not require shareholder approval.

Following an uproar over the original **plan,** the NYSE task force has suggested the definition of "broad based" be modified to one in which at least a majority of a company's employees are eligible to participate in the **option plan** and at least half the **options** are granted to employees who are not officers or directors.

Under the earlier proposal, broad based was defined as at least 20% of employees eligible for options.

Under a loophole in the board's corporate governance rules, such plans are not subject to shareholder vote.

The task force has also recommended a maximum **dilution** level for an **options plan** not needing **shareholder** approval. Any plan that exceeded the level would be required to have a shareholder vote.

LOAD-DATE: October 22, 1998

Source: All Sources > Market & Industry > By Industry & Topic > Business Services > **Securities Data Publishing**
Terms: **(stock or option) /s (compensation or plan) & (dilut! /s share!)** (Edit Search)
View: Full
Date/Time: Thursday, February 7, 2002 - 1:13 PM EST

Big Board Approves Tighter Definition Of Stock-Option Plan

10/02/1998
The Wall Street Journal
B10

NEW YORK -- The New York Stock Exchange **approved** a tightening of its rules under which its listed companies can create new employee **stock-option** plans without prior shareholder **approval**.

The changes, **approved** as expected by the exchange's board, tighten the definition of a "broadly based" plan, which wouldn't need shareholder **approval**. Under the amendments, at least a majority of the issuing company's full-time, nonunion U.S. employees must be eligible.

The original rule, passed this spring, had defined a plan as broadly based if at least 20% of a company's employees were eligible, and no more than half those employees were officers or directors. But many institutional investors objected, fearing that companies could fold most executive option plans into a broadly based plan under such a loose definition.

Under the new rule, at least a majority of the shares awarded, or shares issued via options, must go to employees who aren't officers or directors of the issuer. That must be true within three years or over the term of the plan, whichever is shorter.

The amendments followed the recommendations of a task force started after institutional holders raised objections to the original rule. The board asked the panel to look into a new listing standard establishing an overall maximum by which a company's shares can be diluted by a nontax-qualified option plan that would otherwise not need holder **approval**.

"The **approved** amendments represent a balanced and positive response by the task force in addressing shareholder interests and providing greater definition to employee participation," Catherine Kinney, the Big Board's group executive vice president, said.

Some shareholders complained about how quietly the original rule came into effect. A Big Board spokesman said the rule went through its advisory panels before being **approved** by its full board and then going to the Securities and Exchange Commission. The SEC **approved** the rule in April after receiving no comments during its regular comment period. The amendments must be cleared by the SEC.

Stock Exchanges NYSE SH Approval & Option

Securities

NYSE Board Acts to Liberalize Proposed Changes to Delisting Rule

The New York Stock Exchange board of directors Oct. 1 approved changes liberalizing a previously approved proposal to amend Rule 500, which set out procedures companies must follow to delist their securities from the exchange, the NYSE announced.

The Securities and Exchange Commission has pressed the NYSE to reform the rule for many months on the grounds that it is anticompetitive, preventing companies from listing on other exchanges or the Nasdaq Stock Market. Talks among the Big Board; Nasdaq's parent, the National Association of Securities Dealers Inc.; and the SEC on the controversial delisting issue have been ongoing for several months.

In other action, the NYSE board approved amendments to the exchange's shareholder approval policy, restricting its definition of "broadly-based" stock-option plans, which are certain plans that do not require shareholder approval. The exchange noted in its release that companies increasingly have used these plans as a way to compensate officers and directors.

The exchange said in separate news releases that it immediately would submit the proposed changes to the Securities and Exchange Commission for comment and approval.

The changes to the Rule 500 proposal would allow an NYSE-listed company to delist voluntarily upon approval of the company's board of directors according to applicable state law requirements on majority votes, rather than requiring approval by a majority of the entire board, the exchange explained in a news release. The exchange would continue to require audit committee approval of the delisting.

Notice Provision Altered. Further, the newly approved changes would reduce the notice requirements of the Rule 500 proposal, which stipulates notice to all existing shareholders. The revised proposal would require U.S. companies to provide actual written notice to no less than 35 of its largest record holders with a requirement that the notice be passed through to their beneficial holders. A non-U.S. listed issuer would provide notice to its shareholders in accordance with home country practice. Both U.S. and non-U.S. companies also would be required to issue a press release to inform shareholders of the proposed delisting.

In addition, the exchange recommended changing the minimum waiting period from 45 calendar days to 20 business days, and the maximum waiting period from 60 calendar days to 40 business days.

Rule 500, adopted in the 1930s, when delisting from the NYSE generally resulted in the loss of a public market for the security, currently requires a company to hold a meeting at which two-thirds of the affected security holders vote in favor of delisting, and no more than 10 percent vote against the proposal.

Under the NYSE's reform proposal, as originally submitted, the listed company would have had to have a majority vote of the entire board of directors; a separate vote of the board's audit committee; and notice to all existing shareholders.

The Nasdaq Stock Market expressed strong opposition to the proposal, arguing that it was still anticompetitive. Further, in January, Rep. Michael Oxley (R-Ohio), who chairs the House Commerce Finance and Hazardous Materials Subcommittee, lambasted the NYSE's proposal in a comment letter to the SEC. He argued that the proposal would effectively prevent companies from delisting.

Task Force. Turning to the shareholder approval policy, the NYSE commented that the changes, in particular, the definition of broadly-based plans, were recommended by a special NYSE task force.

The current rule, which became effective in April after SEC approval, defined broadly-based plans as having at least 20 percent of employees eligible to participate and no more than half of those persons can be officers and directors.

The new definition of broadly-based plan would require the following:

- at least a majority of the issuer's full-time, exempt U.S. employees are eligible to participate under the plan;
- at least a majority of the shares awarded under the plan (or shares of stock underlying options awarded under the plan) during the shorter of the three-year period commencing on the date the plan is adopted by the issuer, or the term of the plan itself, are made to employees who are not officers or directors of the issuer; and
- the definition of officers conforms to 1934 Securities Exchange Act Rule 16-1(f).

In addition, the amendment to the shareholder approval policy is "an exclusive test, not a safe harbor." The amendment also notes that companies may determine to submit plans to shareholders whether or not required by exchange rules.

Finally, the NYSE board directed the task force to begin immediately a study of a possible new listing standard establishing an overall anti-dilution maximum for all non-tax-qualified plans that otherwise would be exempt from shareholder approval. The exchange expects the study to be completed in time so that it can approve it prior to the year 2000 proxy statement season.

The Shareholder Approval Policy Task Force, headed by John F. Olson, Gibson, Dunn and Crutcher LLP, Washington, unanimously approved its recommendation, the NYSE noted.

  DER ISSN 0148-8155

37TH STORY of Level 1 printed in FULL format.

The New York Times

October 1, 1998, Thursday, Late Edition - Final

SECTION: Section C; Page 6; Column 2; Business/Financial Desk

LENGTH: 456 words

HEADLINE: THE MARKETS;
Big Board Considers Revision Of Rule on **Stock-Option Plans**

BYLINE: By ADAM BRYANT

BODY:

A **New York Stock Exchange task force** will recommend modifications today in a recent controversial ruling on certain **stock-option plans** that do not require shareholder approval.

The recommendation, which the Big Board's directors are expected to vote on today, calls for tightening a loophole that allows companies simply to add a new **stock option plan** without shareholder approval if it meets two key tests for what constitutes a "broad based" plan: It must make at least 20 percent of employees eligible for options, and at least half of those must be below the level of company officer or director.

The **task force** suggests changing the definition of a "broad based" plan to one in which at least a majority of the company's full-time, nonunion employees are eligible to participate, and at least half the options are granted to employees who are not officers or directors.

The **task force** will also recommend, according to a copy of its report, that the Big Board consider suggesting a maximum dilution level of a company's stock from **stock-option plans** -- a plan that might not otherwise require shareholder approval would have to get it if the dilution level exceeded the maximum. The **task force** suggested studying the issue further and having a recommendation ready for next September.

Among the 200 largest United States companies, stock options represent, on average, more than 13 percent of all shares outstanding, a figure that has roughly doubled over the last decade, according to Pearl Meyer & Partners, a New York compensation consulting firm.

A spokesman for the stock exchange declined to comment on the recommendations before they were presented to the exchange's board.

The recommendations from the Big Board **task force** are the latest step in a rather unusual series of events. Although the Securities and Exchange Commission gave the stock exchange's proposed ruling a public comment period earlier this

year, institutional investors apparently overlooked the proposed ruling and the commission received no comments.

Once the details of the final ruling were publicized, however, many institutional investors said they were concerned that many of the more than 3,000 Big Board companies would simply roll their executive option plans into a broader plan, thus avoiding a shareholder vote. Traditionally, companies have sought shareholder permission for option plans covering top executives. Companies are not required to seek approval for plans covering lower-level employees and have not generally done so.

The **New York Stock Exchange** said at the time that the institutional investors' concerns were unwarranted. In May, however, it said it would start accepting comments on the ruling.

LOAD-DATE: October 1, 1998

Big Board Might Give Shareholders More Say About Executive Stock Options
By Joann S. Lublin and Greg Ip
Staff Reporters of The Wall Street Journal

09/30/1998
The Wall Street Journal
C17

NEW YORK -- The New York Stock Exchange may be poised to narrow a new rule that lets listed companies add executive **stock-option** plans without **shareholder** approval.

The stock exchange rule, approved in the spring by the Securities and Exchange Commission, upset many institutional investors. It lets a company add a new option plan without stockholder clearance -- as long as at least 20% of its employees are eligible and half of those aren't officers or directors. Critics claimed companies merely could fold most executive-option plans into such loosely defined "broad based" programs.

As a result, Big Board directors probably will vote tomorrow on a proposal exempting its roughly 3,000 listed companies from **shareholder** votes only if a minimum of about 45% of employees receive the equity awards and half of those aren't officers or directors, informed individuals say.

The exchange's 26-member board convenes the first Thursday of every month. "I would expect they will act at the meeting Thursday," said attorney John Olson, chairman of a 15-member Big Board task force created following the uproar over the rule. "I would hope they would approve our recommendations," added Mr. Olson, a senior partner of Gibson, Dunn & Crutcher in Washington.

Peter Clapman, another task-force member and chief investment counsel of College Retirement Equities Fund, was more optimistic. "I assume they [Big Board directors] are going to act positively on the task force's recommendation," he said. Business executives, institutional investors and others serve on the panel.

A Big Board spokesman declined to comment about the task force's specific proposals, which directors initially reviewed Sept. 3.

The exchange generally requires **shareholder** approval for new **stock-option** plans that cover top executives. The Big Board adopted the new rule in order to better define its informal "rule of thumb" about what constitutes a broad-based plan.

But "you could park any kind of option plan you want under that [rule's] umbrella," complains Kurt Schadt, general counsel of the State of Wisconsin Investment Board, which oversees public pension funds with assets of nearly $59 billion.

The task force's toughened definition of a broad options plan isn't likely to stir much business opposition, however. "We could live with almost anything that's reasonable," said Scott P. Spector, a partner at the law firm Fenwick & West, Palo Alto, Calif., which represents high-tech concerns.

On the other hand, investor activists undoubtedly will criticize the task force for postponing a stance on the tricky issue of dilution. A growing number of **shareholders** vote against new **stock** and **option** plans because they would potentially dilute common shares outstanding.

The Council of Institutional Investors, which represents 103 pension funds, says **shareholder** approval "should be required if there is a potential for a material dilution of **shareholders**' equity," said Sarah A.B. Teslik, the Washington group's executive director, in a recent letter.

But task-force members couldn't agree on what level of potential cumulative dilution should trigger mandatory **shareholder** votes on new plans, the informed individuals reported. So, these people said, the advisory group wants the Big Board to set up another task force that would devise such a dilution standard by next summer and to seek the SEC's help in swaying other exchanges to adopt similar rules.

59TH STORY of Level 1 printed in FULL format.

Fortune

September 28, 1998

SECTION: FORTUNE INVESTOR/OPINION; Against The Grain; Pg. 322

LENGTH: 832 words

HEADLINE: Is the Big Board Ignoring Investors?

BYLINE: Herb Greenberg

BODY:

Is the New York Stock Exchange looking out more for the interests of its listed companies and member brokerages than for investors? I hadn't thought much about it until I read FORTUNE's recent story on Zapata, which mentioned that the Big Board requires its companies to have only two outside directors. Just two? That's not even keeping with the National Association of Corporate Directors' recommendation that outsiders "fill a substantial majority" of board seats. The rule, archaic by today's standards, dates back to 1956. Does it remain as an oversight? Or in the age of corporate governance, is the exchange stuck in another era?

Take the case of Sunbeam. In the wake of the Al Dunlap fiasco, the NYSE granted the appliance company an exemption to a rule that requires shareholder approval on proposals to grant warrants to an existing investor. The investor in this case was financier Ron Perelman, who wound up with a sweetheart of a deal.

Perelman had become Sunbeam's second-largest investor, with a 14% stake, after selling Coleman to Sunbeam. Originally he received the same deal as other Coleman investors. But then Sunbeam's stock plunged, causing the value of his investment to fall. There was concern that he could file a lawsuit. Rather than saying, "Tough luck. Do better due diligence next time," the NYSE granted the exemption, and Perelman got warrants to purchase 23 million shares of Sunbeam stock at $ 7. Not only does Perelman wind up with a better deal than other Coleman **investors,** but all Sunbeam holders will see their Sunbeam stakes **diluted** if Perelman ever exercises his warrants. (Perelman declined to comment.) The exchange says the exception was "very rare" and was granted because Sunbeam claimed its financial viability would be jeopardized if it had to wait for **shareholder** approval. "When a 'back up against the wall' situation appears, there is a mechanism for companies to claim financial distress," says Catherine Kinney, the exchange's group executive vice president of new listings and client services.

Shareholder gadflies are also apoplectic over the NYSE's recent efforts to scrap a rule that requires shareholder approval for all employee **stock-option plans.** In its place, the exchange quietly slipped in a new rule that doesn't require the blessing of investors if the options plan is offered to fewer than 20% of a company's eligible employees. "The new rules appear to give companies great flexibility to avoid **shareholder** approval of all types of stock-based incentive plans," says Sarah Teslik, executive director of the Council of

Institutional **Investors.** She and others also were concerned that allowing companies to issue options at will could **dilute** the stakes of existing **investors.** The rule has gone into effect, but the NYSE subsequently formed a task force to look into the matter after protests by Teslik and other **shareholder** groups, which claim they heard about it after it went into effect. The groups are also furious over the membership of the committee, claiming it underrepresents individual investors. "It's like an old-boys' club that excludes people that might interfere with decision-making," says Thomas Flanagan, president of the Investors' Rights Association of America, who had hoped to be part of the task force.

The decision to change the voting rule regarding when shareholders should vote on options plans came after the SEC abolished all its rules requiring a shareholder vote on such plans. At the time, the SEC attributed the change in part to "the increasing role of independent compensation committees." Which is fine, but independence goes only so far if the NYSE is requiring companies to have just two independent directors.

As you might guess, the exchange bristles at charges that it's not looking out for investors. "We have the highest standards in the world, and they've worked very well," Kinney says. "Our intention is to take them higher." So why, then, does the exchange require that its listed companies have only two independent outsiders on their boards? The exchange has little to say on the matter, other than to stress that its rules require the audit committee to comprise independent directors. "That's just a minimum standard," Kinney says.

To its credit, the NYSE is taking long-overdue steps to sharply tighten listing requirements, while also raising the bar for companies to stay listed. Changes include boosting the required level of market value and earnings. And for the first time, every listed company will have to alert the exchange when its numbers fall shy of the listing requirements.

It's about time, but based on some of the issues raised here, it's not nearly enough. The New York Stock Exchange's motto is "The world puts its stock in us." When it comes to doing what's best for investors, though, there are times it might as well be on another planet.

HERB GREENBERG is senior columnist for The Street.com. His E-mail address is herb£thestreet.com.

GRAPHIC: COLOR PHOTO: JOHN ABBOTT, Perelman got a deal on Sunbeam warrants. [Ron Perelman]

LOAD-DATE: September 10, 1998

Source: All Sources > Market & Industry > By Industry & Topic > Business Services > Securities Data Publishing
Terms: **(stock or option) /s (compensation or plan) & (dilut! /s share!)** (Edit Search)

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Investor Relations Business August 03, 1998

August 03, 1998

LENGTH: 695 words

HEADLINE: Options for Everyone?

BYLINE: Matthew Greco

BODY:

Pushing options down to most or all of a company's workers is spreading like wildfire in corporate America. A recent study by the National Center for Employee Ownership estimates that at least 3,000 U.S. companies-a 600% increase from 1991-now have "broad-based" programs that could provide options to more than six million workers.

This movement toward "options for everyone" is not limited to small firms. A recent study of 350 large-cap companies by William Mercer Inc. found that 30% offer (on paper at least) options to at least one-half of their employees.

When companies adopt these broad-based programs, they typically intone what has become the holy trinity of equity-based pay: attract, retain, and motivate. There is growing evidence, however, that broad-based option programs often fail to advance these goals. Actual practice contradicts the notions that options provide long-term incentives or encourage alignment. Simply put, most lower-level employees view stock awards as short-term pay.

A 1996 study by Mark Lang and Steven Huddart (professors of accounting at the University North Carolina and Duke University, respectively) found that most workers exercise their options quickly and then sell the shares prematurely. Two-thirds of the exercise activity of lower-level workers occurred just six months after the holders are vested and their options were "in the money."

Overall, 90% of the employees in the study sold their stock right after exercise. In addition, a market downturn could demoralize rank-and-file workers, who will see paper profits upon which they planned to retire go up in smoke, which in turn could result in a costly tidal wave of option repricings.

The uncertain benefits of broad-based option programs call into question their traditional exemption from shareholder approval. The absence of shareholder approval was relatively unimportant when broad-based plans were small in size and few in number. In addition, various federal and state legal requirements and the listing standards of the national **stock** exchanges afforded investors a certain degree of protection by requiring shareholder approval of allocations of new shares to **plans** for top executives and directors.

Recent changes in federal law and the listing standards, however, have eroded this important check and balance. Most notably, the New York **Stock** Exchange's (NYSE) recent move to

formally eliminate shareholder approval for broad-based **plans** undermines shareholders' ability to oversee managements' stewardship of equity.

Under the rule, adopted this past April, NYSE-listed companies would not be required to go to shareholders for approval of any plan if 20% of the companies' employees could receive awards and not more than half of the eligible participants are top executives or directors. In the face of a backlash by shareholders, the NYSE has agreed to put the new rule out for additional comments. (The comment period ended last month.)

Recent increases in the size and cost of broad-based **option plans** demand a uniform national listing standard that will determine which **plans** should be put to shareholders for approval. The potential cost of a plan, rather than eligibility or participation rate, should trigger the approval requirement.

Some groups urge the NYSE to allow **shareholders** to approve any plan (regardless of broad-based eligibility or participation) that provides for awards that could result in "material" **dilution.**

A number of investors suggest waiving votes where potential all-plan **dilution** is 10% or less of the **shares** outstanding. However, such a high threshold could lead to widespread usage of so-called "full-value" awards, such as restricted stock and discount options, which carry a higher price tag for shareholders.

Accordingly, a vote on any proposed plan or amendment should be required whenever the aggregate **dilution** is in excess of 5% of the outstanding **shares.** Such a standard is fair because it will maintain the integrity of the capital markets and provide a safeguard against the willy-nilly growth of equity-based compensation plans by allowing shareholders meaningful oversight.

LOAD-DATE: August 12, 1998

Source: All Sources > Market & Industry > By Industry & Topic > Business Services > Securities Data Publishing
Terms: **(stock or option) /s (compensation or plan) & (dilut! /s share!)** (Edit Search)

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Investor Relations Business July 20, 1998

July 20, 1998

LENGTH: 518 words

HEADLINE: Heard on the Street?

BYLINE: Matthew Greco

BODY:

James Heard, the new chairman of Proxy Monitor and the former CEO of Institutional Shareholder Services, doesn't care for the New York **Stock** Exchange on its proposed rule changes regarding shareholder approval requirements for broadly-based **stock option plans.** Following, are some excerpts from Heard's letter to the exchange:

The NYSE's proposal misses the forest for the trees. Instead of fine-tuning existing rules, the Exchange should substantially revise its shareholder approval requirements for stock options.

Stock option plans transfer significant amounts of shareholder wealth to employees. The amount of **dilution** experienced by public **shareholders** due to **stock option** grants has increased steadily in recent years, as **stock option plans** have become a popular means to motivate and reward employees throughout the organization. The size of executive option grants-so-called megagrants-has grown dramatically, and many companies now offer stock options to their directors as well.

Many institutional investors have supported this trend, believing that stock ownership, and use of options, for executives, directors and for employees throughout the organization ultimately serves shareholders' best interests. However, institutional investors believe strongly that **option** grants should be made pursuant to **plans** submitted to and approved by shareholders. The Exchange's proposal will weaken one of the few effective checks that shareholders have regarding the use of stock options.

While many companies now have board-level compensation committees, board oversight is no substitute for shareholder approval. The independence and effectiveness of compensation committees is open to question. In too many cases, these committees are willing to rubber stamp management proposals.

I believe that the NYSE should withdraw the proposed changes in its June 5 release. The exchange should instead adopt rules that require the following:

1.) All **stock option plans** that have a material **dilutive** effect on **shareholders** should be submitted for **shareholder** approval. A cumulative dilution standard, taking into account potential dilution from all existing plans, should be established to define the term "material dilutive effect."

2.) Officers and directors should be ineligible to participate in broadly-based **stock option plans.**

3.) Shareholder approval should be required for all **plans** that grant **options** to officers and directors.

Perhaps without fully understanding the likely consequences of its actions, the NYSE is about to take a giant step in the wrong direction. Even as stock exchanges around the world have become a major force in strengthening corporate governance, the NYSE is proposing action that would significantly weaken our system of corporate governance and shareholders' ability to decide how much of their wealth should be transferred to employees, officers and directors.

The exchange should withdraw its current proposal and develop a new proposal consistent with the principles outlined above.

The comment period on the proposal closed earlier this month.

LOAD-DATE: August 12, 1998

63RD STORY of Level 1 printed in FULL format.

Maclean's

June 8, 1998

SECTION: ROSS LAVER; Pg. 48

LENGTH: 720 words

HEADLINE: Hooked on options

BODY:

If money is a drug, bull markets are the financial equivalent of crack houses. It's all too easy for thrill-seeking shareholders to get hooked on spiralling prices, forgetting that at some point there is bound to be a terrible day of reckoning. And that goes double for all those insiders who have access to one of the market's most addictive stimulants: employee stock options.

True, they're flying high now -- just look at Bank of Montreal chairman Matthew Barrett, whose options are worth, on paper, some $ 25 million. But what happens next time the market goes into a prolonged tailspin? It's going to be tough for all those CEOs to settle for their relatively modest base salaries when they can no longer count on rising share prices to inflate their compensation packages.

That's just one of the problems created by this decade's embrace of stock options as a favored form of employee compensation. In the early 1990s, the number of option plans began to explode as part of an altogether laudable trend to link pay to performance. At many companies, particularly in the supercharged computer and telecommunications sectors, option plans now extend to every employee. In high-tech havens such as Ottawa, even some secretaries have been known to pocket $ 100,000 in a good year by cashing in options.

But the growing dependence on stock options has a darker side. When a company's stock stops rising, it becomes difficult to hang on to key employees. The good ones often pack up and move to a promising start up, where the odds of making a major financial score are much higher. They know all about that at companies such as Corel Corp. of Ottawa and PC Docs Group International Inc. of Toronto, two former stock market stars that have seen their share prices plummet, wiping out what previously had been a lucrative incentive.

Even more troubling is the impact of **stock option plans** on outside **shareholders.** When employees exercise their options by purchasing shares at a predetermined price, it increases the total number of shares outstanding, thus **diluting** a company's earnings per share. In effect, money that rightfully belongs to existing **shareholders** is siphoned off and distributed among a charmed circle of insiders.

Few **investors** would dispute the value of a **stock option plan** if its existence spurs managers and workers to achieve higher returns. But how much is too much? And is it fair that even average executives can collect huge rewards simply because a rising economic tide lifts all boats? The Council of Institutional

Investors, representing more than 100 major U.S. pension funds with assets of more than $ 1.4 trillion, recently called on companies to index option grants, so that the rewards would go only to those who outperformed the overall market or competing companies. If such a system were in place in Canada, our bank chairmen, among others, would be many millions of dollars poorer.

In the interests of protecting shareholders, the council's proposal deserves to be taken seriously. Another step in the right direction would be to crack down on companies that rewrite the rules by reducing the price at which employees are allowed to exercise their options. Increasingly, that's what is happening at companies whose shares have fallen on hard times. By exchanging the old options for new ones that can be exercised at the stock's current price, top managers give themselves and their underlings a second chance to cash in.

The list of Canadian companies that have repriced options recently is long and growing longer, a clear sign that options are seen not just as an incentive but as an entitlement. It includes both Corel and PC Docs, as well as Rogers Communications Inc. of Toronto, Mytec Technologies Inc. of Toronto and Viceroy Resource Corp. of Vancouver. Lately, there has been an epidemic of repricing among junior gold mining companies, whose shares have been beaten up by the slump in precious metals. With oil prices similarly weak, watch for a repricing binge soon in the energy sector.

In fact, the growing popularity of repricing provides a hint of what's likely to happen in the next bear market. Instead of cutting back, corporate bosses are going to demand that the performance bar be lowered. Heads they win, tails they win.

LOAD-DATE: June 12, 1998

39TH STORY of Level 1 printed in FULL format.

Mergers & Acquisitions Report

June 1, 1998

SECTION: CORPORATE POLICY; Vol. 11, No. 22; Pg. 3

LENGTH: 200 words

HEADLINE: **NYSE** Reverses Itself On Shareholder Approval

BYLINE: Matthew Greco

BODY:

The **New York Stock Exchange (NYSE)** has reversed itself on shareholder approval for a controversial amendment to its listing rules.

Facing mounting and unexpected pressure from shareholder groups, the **NYSE** announced it has put the proposed amendment back out for public comment. And after the comment period, a special **task force** will be created to consider the new comments and make further suggestions.

The rules will be finalized in time for the 1999 proxy season.

The amendment received belated attention from the shareholder community, which had been largely unaware of the proposal. The proposal would have allowed companies to adopt so called "broad-based" **stock option plans** without shareholder approval.

Investor groups are concerned that the plans will be abused and will merely be fronts for passing stop plans for officers and directors without shareholder approval.

The amendment would have defined broad-based **stock option plans** as any plan that included at least 20% of employees, where a majority of employees were not officers or directors.

Both the Council of Institutional Investors and the private activist fund Lens, Inc. led a belated attack against the plan.

LOAD-DATE: July 10, 1998

Source: All Sources > Market & Industry > By Industry & Topic > Business Services > **Securities Data Publishing**
Terms: **(stock or option) /s (compensation or plan) & (dilut! /s share!)** (Edit Search)

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Investment Dealers Digest May 25, 1998

May 25, 1998

LENGTH: 761 words

HEADLINE: After Institutional Outcry, the NYSE Rethinks Its Listed-Firms **Options** Policy: Shareholder groups contend **stock option plans** can be manipulated

BYLINE: Jed Horowitz

BODY:

After quietly pushing through a rule change craved by corporations and loathed by institutional shareholders, the New York **Stock** Exchange is reconsidering its **plans.** The revised rule, already approved by the Securities and Exchange Commission, allows NYSE-listed companies to create "broad-based" **stock option plans** for their employees without getting approval from shareholders.

But after an angry reaction from institutional investors, the Big Board now plans to reopen part of the rule change for comment in June, an exchange spokeswoman said. Another official close to the controversy said the NYSE will submit the comments to a committee that includes institutional shareholders as well as representatives of listed companies and the NYSE. The ad hoc group will then formalize a revised rule by this fall, in time for the 1999 proxy season.

It would be the first time that the exchange has reconsidered an approved rule change, several observers believe. At issue is the contention of **shareholder** groups that **stock option plans** can be highly **dilutive,** and their belief that companies will manipulate the **plans** so they falsely appear to be "broad-based" but actually reward top officers. The term refers to a requirement that a company's options program be open to at least 20% of its employees, a majority of whom cannot be officers or directors.

Investor groups claim they were unaware of the rule change proposal because it was submitted to the SEC during the pre-Christmas rush last Dec. 23. When the approval became public in April, they raised their voices in outrage.

" We are extremely concerned about the recent rule change allowing companies to avoid **shareholder** approval of **options plans**-even excessively **dilutive** ones-by structuring them as sham "broad-based" **plans** that actually only benefit a handful of top officers," the Council of Institutional Investors wrote to NYSE Chairman Richard Grasso in an April 23 letter. " T he test for broad-based plans should hinge on plan participation, not eligibility."

The Council's letter, which was also sent to SEC Chairman Arthur Levitt, said the group was "prepared to appeal the SEC's staff approval of the rule to the full Commission."

The SEC says it received no comments on the original NYSE rule proposal. However, its market regulation division concedes it would have solicited comments more actively had it

known how controversial the change would be, according to sources in the investment community. The agencyOs division of corporate finance, which usually handles shareholder and proxy issues, is attuned to the investor community, but does not have jurisdiction over rules of exchanges and other self-regulatory organizations.

Officials at the SEC did not return calls for comment.

"It's a pretty egregious concept," said Patrick McGurn, director of corporate programs for the Institute for Shareholder Services. "The rule allows corporations to skirt the commonly accepted marketplace principle that they must go to shareholders if they intend to add to net shares outstanding."

The NYSE's motivation for the rule change was to attract more companies from rival Nasdaq and, to a lesser extent, to retain listed companies if the SEC approves a separate Big Board proposal that makes it easier for companies to delist, several observers said.

"A significant number of Nasdaq companies already have a structure in place that meets the 20% option eligibility requirement," McGurn said, noting that many are young companies with small staffs. "Many say getting shareholder approval is the worst thing they have to face. They would give anything to not have to get it."

A NYSE spokeswoman said that Catherine Kinney, who heads the exchange's new listing effort, was the appropriate person to comment, but was unavailable as of deadline. "We are opening the comment period in June on the definition of "broad-based" plans," the spokeswoman said.

Ironically, Nasdaq itself had prepared a rule change to ease its requirements on listed companies' **options** grants after learning of the NYSE **plan.** However, it held back in response to the torrent of criticism from investor rights' groups and fears that submission could put the SEC in an uncomfortable position.

Sources say the agency now has misgivings about its staff's approval of the NYSE plan, but would have a hard time turning down a copy-cat plan.

The SEC also is said to have applied pressure on the NYSE to reach a compromise with institutional investors, according to sources in the investor community.

LOAD-DATE: August 20, 1998

Source: All Sources > Market & Industry > By Industry & Topic > Business Services > **Securities Data Publishing**
Terms: **(stock or option) /s (compensation or plan) & (dilut! /s share!)** (Edit Search)
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67TH STORY of Level 1 printed in FULL format.

The New York Times

May 23, 1998, Saturday, Late Edition - Final

SECTION: Section D; Page 3; Column 2; Business/Financial Desk

LENGTH: 516 words

HEADLINE: THE MARKETS;
Big Board to Seek Comment on Executive Stock Plans

BYLINE: By ADAM BRYANT

BODY:
The New York Stock Exchange will start accepting comments next month on a new rule that gives member companies more leeway to adopt stock option plans without shareholder approval.

The call for comments is unusual because the Big Board won approval last month for the rule from the Securities and Exchange Commission, which had issued its own call for public comment.

But many of the largest institutional shareholders missed notices about the proposal earlier this year and expressed their concerns only after it had become official.

The issue is important to **shareholders** because stock options represent an increasing portion of compensation for corporate executives and other employees and have the potential to significantly **dilute** the value of a company's stock.

The rule allows companies to add a **stock option plan** without **shareholder** approval if it meets two key tests for being "broad-based": It must make at least 20 percent of employees eligible for options, and at least half of those must be below the level of company officer.

In the past, companies have generally sought shareholder permission for option plans covering top executives. For plans covering lower-level employees, companies are not required to seek approval and have generally not done so.

When the rule was first publicized last month, many institutional investors said they were concerned that many of the more than 3,000 companies on the Big Board would simply roll their executive option plans into a broader plan to avoid a shareholder vote.

Although the rule is already in effect, the stock exchange said it would form a task group to evaluate any comments it received and propose any suggested changes by September to its board. Any modifications would then be resubmitted to the commission.

"People had this view that we were creating this great loophole," said Catherine R. Kinney, group executive vice president for listings and client services for the stock exchange. "That wasn't our intention. Our intention was simply to give guidance."

Many institutional investors said they were pleased to have another opportunity to comment. "The investment community is cautiously optimistic that the stock exchange will rectify its rule to bring it in line with good governance practices," said Patrick S. McGurn, director of corporate programs for Institutional Shareholder Services in Bethesda, Md., a corporate governance watchdog and voting adviser to institutional **investors.**

The State of Wisconsin Investment Board, one of the more active institutional **investors,** said through a spokesman that most **investors** can tolerate 10 percent **dilution** of a company's shares by a **stock option plan.** Above that, they would typically like a say in the matter.

Many companies, however, are already above the 10 percent mark. Among the 200 largest United States companies, stock options represent, on average, more than 13 percent of all shares outstanding, a figure that has roughly doubled over the last decade, according to Pearl Meyer & Partners, a New York compensation consulting firm.

LOAD-DATE: May 23, 1998

68TH STORY of Level 1 printed in FULL format.

Forbes

May 18, 1998

SECTION: Pg. 212

LENGTH: 3890 words

HEADLINE: Stock options are not a free lunch S&P 500 index (ratio scale)

BYLINE: By Gretchen Morgenson

HIGHLIGHT:
Nobody loves a party pooper, but hasn't anyone noticed that generous stock option plans result in an overstatement of corporate earnings and a heavy mortgage on the future?

BODY:
IT'S ANNUAL REPORT TIME AGAIN, and this year's reports reveal the astounding bonanza executives are reaping from the exercise of stock options (see story, p.220). Cheryl Breetwor, chief executive of ShareData, a Santa Clara, Calif.-based supplier of employee stock plan software and services, calls the spread of employee options the "Silicon Valley model."

"The Silicon Valley model is working," Breetwor says. "Making chief executives and employees stakeholders is good for America, it's good for our competitiveness."

Warren Buffett, however, disagrees. In his recent letter to shareholders, he wrote that after Berkshire Hathaway acquires a company, it will often report higher employee compensation costs. Buffett: "Their reported costs will rise after they are bought by Berkshire if the acquiree has been granting options as part of its compensation packages. In these cases, 'earnings' of the acquire have been overstated because they have followed the standard -- but, in our view, dead wrong -- accounting practice of ignoring the cost to a business of issuing options."

Buffett continued: "When Berkshire acquires an option-issuing company, we promptly substitute a cash compensation plan having an economic value equivalent to that of the previous option plan. The acquiree's true compensation cost is thereby brought out of the closet and charged, as it should be, against earnings."

Buffett isn't the only spoilsport. "The last word is not yet in on how expensive options truly are," Scott Spector, partner in compensation law at Fenwick & West in Palo Alto, Calif., says. Though he adds: "People just will not work for a company that won't offer stock incentives."

Edward Lazear is a professor at Stanford Graduate School of Business and a senior fellow at the Hoover Institution, specializing in labor economics. "It's difficult to show that options provide any real incentives," he says. In fact,

he argues that options, because there is risk attached to them, cost companies more in employee compensation than straight salary would.

The trap here is that the cost of the options is hidden from shareholders. Why hidden? Because of the way stock options are accounted for in financial statements. They are not listed as a cost and therefore result in an understating of true employee costs and a corresponding overstatement of net profits. Options also reduce costs another way: by cutting a company's tax bill. When an employee exercises an option grant, the tax liability on the transaction is transferred from the company to him.

"When something looks too good to be true -- like options do -- it usually is," says Steven Hall, managing director at compensation consultant Pearl Meyer & Partners.

The apparent free lunch is a by-product of the great bull market. David Leach, managing director at Compensation Resource Group in Pasadena, Calif., recalls that in the 1970s, when stocks were in the tank, cash compensation was king. As the market began crawling out of its hole in the early 1980s, the trend went to bigger salaries and more generous bonuses. Only when it was clear that a bull market was under way did stock options become prevalent. First they were limited to corporate chiefs; in the late 1980s and early 1990s companies as varied as PepsiCo, Cirrus Logic, Merck and Wendy's International began including all employees in their stock option programs.

According to a survey by ShareData, 45% of companies with option plans and 5,000 or more employees now grant options to all their workers. Three years ago only 10% did. And companies dispensing option largesse to all employees are not limited to Silicon Valley startups. This year 37 companies do, including Amoco, Chase Manhattan, Compaq Computer, DuPont, Eli Lilly, Kimberly-Clark and Warner-Lambert.

At smaller companies of course, the devotion to stock options is even greater: 74% of companies with less than $ 50 million in sales offered **stock option plans** to 100% of their workers. Shipping and mining concern Oglebay Norton Co. has abandoned salary altogether for its chief executive. It bases John Lauer's entire pay on stock incentives.

"Compensation packages are totally market-driven," says Leach. "Stock, stock and more stock." Newish twists include premium options -- where a company's executive gets to exercise his grant only if the stock reaches a preset premium to the current market price.

What companies do not like to do is remind **shareholders** -- though it is obvious to people like Buffett -- that options are highly **dilutive.** According to Pearl Meyer & Partners, shares allocated for management and employee equity incentive plans at the 200 largest companies last year rose to 13.2% of shares outstanding, up from 6.9% in 1989. "We used to advise companies that an allocation of 10% was too much dilution," says Steven Hall of Pearl Meyer, "but we blew through that level years ago."

Mortgaging the present

Companies worried about the dilution to existing shareholders of generous

option grants can always buy back the equivalent number of shares. At the Forbes 800 companies below, it would be difficult. The fair value of top executives' unexercised but in-the-money options is equal to at least 50% of its current cash flow. Deleted from the list were companies with negative cash flow.

Note: This table may be divided, and additional information on a particular entry may appear on more than one screen

Company/business	Ticker	Chief executive
Outdoor Systems/advertising	OSI	Arturo Moreno
NGC/natural gas services	NGL	Charles Watson
Kansas City Southern Ind/railroad	KSU	Landon Rowland
America Online/on-line services	AOL	Stephen Case
Consolidated Stores/retail	CNS	William Kelley
Qwest Communications Intl/comm services	QWST	Joseph Nacchio
Mirage Resorts/gambling	MIR	Stephen Wynn
TIG Holdings/Insurance	TIG	Jon Rotenstreich
The Stanley Works/hardware	SWK	John Trani
Eli Lilly/pharmaceuticals	LLY	Randall Tobias

Company/business	Market cap ($ bil)	Options value ($ mil)
Outdoor Systems/advertising	$ 4.3	$ 236.3
NGC/natural gas services	2.2	26.9
Kansas City Southern Ind/railroad	5.2	67.9
America Online/on-line services	7.9	92.6
Consolidated Stores/retail	4.6	120.3
Qwest Communications Intl/comm services	7.9	22.5
Mirage Resorts/gambling	4.1	204.2
TIG Holdings/Insurance	1.4	31.1
The Stanley Works/hardware	5.0	180.0
Eli Lilly/pharmaceuticals	71.8	68.5

Company/business	Cash flow ($ bil)	Option value as % of cash flow
Outdoor Systems/advertising	$ 97.5	242%
NGC/natural gas services	16.7	161
Kansas City Southern Ind/railroad	61.1	111
America Online/on-line services	117.5	79
Consolidated Stores/retail	165.1	73
Qwest Communications Intl/comm services	34.8	65
Mirage Resorts/gambling	322.1	63
TIG Holdings/insurance	52.0	60
The Stanley Works/hardware	30.5	59
Eli Lilly/pharmaceuticals	124.7	58

Source: Forbes.

Options dilute per-share earnings because they increase the divisor applied to net profits to figure per-share earnings. If exercise of options increases the number of shares outstanding by 10%, that results in 10% dilution. Thus a 20% increase in net earnings produces an increase of only 9% in earnings per

share.

What this means is very clear: Though the options don't count as cost, they are a mortgage on future earnings. We are not talking about a handful of companies putting future earnings per share at serious risk. Scott Spector, the lawyer in Palo Alto, says options grants at the Silicon Valley companies he advises are up to 24% of total shares outstanding, versus 15% three years ago. Last year 72 of the top 200 U.S. companies went to shareholders for approval of new or amended stock options plans. For the past several years only 50 companies had been asking for such approval. Among the 200 largest companies in America, 14 of them now have options allocations greater than 25% of their shares outstanding. These include Delta Air Lines, Merrill Lynch, J.P. Morgan and Transamerica Corp.

Mortgaging the future

These companies have option allocations greater than 25% of their shares outstanding.

Company/business	Total allocation *	1996-97 grant rate *
Delta Air Lines/airline	55.47%	1.24%
Merrill Lynch/brokerage	53.95	6.44
Morgan Stanley Dean Witter/brokerage	51.22	3.87
Microsoft/software	44.83	4.45
Bankers Trust/banking	43.09	8.79
Lehman Brothers Holdings/investment banking	42.58	10.08
Dell Computer/computers	38.68	5.73
Travelers Group/financial services	37.06	5.88
ITT Industries/defense	36.96	1.76
JP Morgan/banking	31.89	3.91
Warner-Lambert/pharmaceuticals	29.14	1.50
Transamerica/financial services	27.93	2.45
Time Warner/entertainment	26.01	2.19
BankAmerica/banking	25.57	2.70

* Percent of weighted average shares outstanding on a fully diluted basis.

Source: Pearl Meyer & Partners, Inc.

To the degree that options are used as incentives to attract and keep talented workers, they are, properly speaking, a labor cost. But accounting standards do not require a company to run the costs of issuing these options through its income statement as an expense. Thus, companies that count on options to recruit and keep employees are understating labor costs and overstating earnings.

An in-depth study of the impact of employee stock options on the 100 largest U.S. companies was recently released by economic advisory firm Smithers & Co. in London. It was prepared by Smithers' Daniel Murray and Andrew Smithers, and John Emerson, accountant with the firm Robson Rhodes. The study took six months of sleuthing. "The data were very difficult to get," says Smithers. "It's only in the footnotes to the financials in a company's 10-K. But we found the amount of hidden costs at these companies is significant."

Here's their astonishing conclusion: If the 100 companies had charged the costs of option programs to their income statements, their profits in 1995 would have been on average 30% lower than those actually reported. In 1996 full-cost accounting for options would have resulted in earnings 36% lower than stated.

Put another way, profits in 1996 would have been up only 11% over the previous year, rather than the 23% these 100 companies claimed. Presumably, the overstating would have been even worse in 1997.

Would the market have risen 20.3% in 1996 if the 100 biggest companies had reported earnings gains of only 11% Doubtful. Based on his group's findings, Smithers figures that the current P/E multiple on the S&P 500 is 35, not the 28 usually shown.

But the real drama emerges when Smithers examines individual companies to see how their earnings would fall if options were expensed as an employee cost rather than capitalized, as they essentially are now. Eleven companies of the 100 would have shown a loss in 1996 had they run the cost of options through the income statement.

The high cost of employee stock options

If stock options were an employee cost, what would happen to corporate earnings? The economic consulting firm, Smithers & Co., in London, recalculated the profits of the 100 largest U.S. companies for 1996, adjusting them for the value of their executives' stock option plans. Results? The 11 companies, below left, would have shown losses after the adjustment. The 13 companies, at right, would have seen their profits cut in half.

Note: This table may be divided, and additional information on a particular entry may appear on more than one screen

Company/business	Reported earnings ($ mil)	Earnings adjusted for stock option costs ($ mil)
Bristol-Myers Squibb/consumer goods	$ 2,850	$ -2,582
Cisco Systems/networking	913	-656
Dell Computer/computers	498	-862
Eli Lilly/pharmaceuticals	1,524	-1,648
Hewlett-Packard/computers	586	-30
Intel/semiconductors	5,157	-281
Microsoft/software	2,825	-10,175
Monsanto/chemicals	385	-597
Texas Instruments/semiconductors	63	-68
Time Warner/entertainment	191	-312
Unocal/oil and gas	36	-52
$		

Source: Smithers & Co.

Note: This table may be divided, and additional information on a particular entry may appear on more than one screen

Company/business	Reported	Earnings adjusted

	earnings ($ mil)	for option costs ($ mil)
Chase Manhattan/banking	$ 2,461	$ 631
Coca-Cola/soft drinks	3,492	1,686
Computer Associates Intl/software	261	47
Gillette/personal care products	949	127
MBNA/banking	474	211
Merrill Lynch/brokerage	1,619	353
Oracle/software	603	157
Schlumberger/oil services	851	249
Sun Microsystems/computers	620	205
Textron/aerospace	253	74
Walt Disney/entertainment	1,534	689
Warner-Lambert/pharmaceuticals	787	228
Waste Management/solid waste mgmt	192	60

Company/business	% of over-statement
Chase Manhattan/banking	390%
Coca-Cola/soft drinks	207
Computer Associates Intl/software	550
Gillette/personal care products	749
MBNA/banking	225
Merrill Lynch/brokerage	459
Oracle/software	384
Schlumberger/oil services	342
Sun Microsystems/computers	302
Textron/aerospace	340
Walt Disney/entertainment	223
Warner-Lambert/pharmaceuticals	345
Waste Management/solid waste mgmt	320

Source: Smithers & Co.

These are big-name companies: Bristol-Myers, Dell, Hewlett-Packard, Monsanto, Time Warner and others. And according to Smithers, another 13 companies -- including Coca-Cola, Gillette, Merrill Lynch, Sun Microsystems and Waste Management -- would have seen their 1996 profits cut more than half had they treated options as a compensation expense. Smithers & Co. hastens to make clear that it cannot guarantee the precision of its numbers, because the nature and availability of the data required it to make a number of assumptions. But if it erred at all, they believe they erred on the conservative side.

Smithers comes up with its figures by adding together the estimated value of options that were exercised during the year and the estimated cost of immunizing the company against future increases in its stock price, which would have the effect of upping its total option costs. The estimated immunization cost covers two factors: the difference between the share price and exercise price on existing options and costs associated with net new option grants.

One way to cover the cost of delivering options to workers, says Daniel Murray, is to buy the equivalent amount of listed options in the open market at

the time of the option grant. This would immunize the company against price increases in the stock, and prevent earnings dilution.

In a separate calculation, Smithers & Co. assumes that companies would borrow the funds necessary to buy the options on the shares dedicated to employee option plans; interest expense is estimated at 5% a year. A company interested in fully accounting for the cost of its options each year thereafter would have a recurring expense as it issued new options and went into the open market to hedge against them. Smithers figures that the average expense to fully hedge employee option positions at the 100 companies analyzed would have amounted to 21% of earnings in 1997.

From January 1987 to June of last year Dennis Beresford, now an accounting professor at the University of Georgia, was the chairman of the Financial Accounting Standards Board. During his tenure, FASB tried to figure a better way to account for the costs of burgeoning stock option plans on a company's financial statements. "It's hard to argue that they're any different from cash compensation or any other employee costs," says Beresford. "FASB felt it was a cost."

The board tried to come up with a standard that would require companies to run option costs through their P&L. But the effort became political roadkill after the Big Six accounting firms and much of corporate America lobbied heavily against it. "The argument was: reduced earnings would translate to reduced stock prices," recalls Beresford of the brutal battle that finally buried the idea in 1995. "People said to me, 'If we have to record a reduction in income by 40%, our stock will go down by 40%, our options will be worthless, we won't be able to keep employees. It would destroy all American business and Western civilization,'" he says. The bull market was more important than accurate financial reporting.

What the accounting board did come up with was a way to signal to shareholders the diminishing effect of stock options on earnings. But investors have to comb through the footnotes to a company's financial statements to find the data. There, companies now report how their earnings might be affected by options held by employees.

But FASB 123, as it's called, leaves lots of room for interpretation. As a result, investors can't be certain that all companies are valuing their options the same way. For instance, two semiconductor companies with the same option plans and number of options outstanding, can come up with wildly different results. Complains Cheryl Breetwor of ShareData: "There are significant flaws in the standard. This muddies the waters."

Indeed, Dell Computer, in its most recent annual report, says its proforma option costs in fiscal 1997 amounted to only $ 22 million pretax. This, even though it issued almost 43 million shares at a weighted average fair value of $ 3.73 each.

So the options frenzy mounts as more and more businesses count on a rising market to keep employee costs down and reported earnings rising.

Following Warren Buffett's lead, FORBES took the fair value, as reported in company proxies, of top executives' unexercised, but in-the-money options. To

see what would happen if the costs of the packages wee included as an employee expense, we compared that value to the company's cash flow.

The results were dramatic: The companies in the table on page 215 would have to devote 50% or more of current year's cash flow just to pay the fair value of the in-the-money options held by executives.

Defenders of options reply that this is all theory. In the real world, they argue, having options encourages managers to think like owners.

Well, it does give management an incentive to talk up the stock price, but does it make them real owners? Hardly. Option-holding employees have a different piece of paper than ordinary shareholders have. Unlike shares, options can be repriced downwards. At Novell, Apple Computer, Bay Networks and Advanced Micro Devices, shareholders have recently been asked to approve lowering prices on employees' options. But investors who bought a stock at $ 30 only to see it go to $ 14 can't renegotiate the price. Shareholder groups like Lens Investment Management in Washington D.C. and Institutional Shareholder Services in Bethesda, Md. are trying to focus shareholder attention on this issue. Patrick McGurn, vice president at ISS says: "If a company has a history of repricing, we recommend investors vote against its option plan."

It is not at all uncommon for management to run a company into the ground. After the stock collapses they grant themselves options at the lower price. When the stock recovers they make a fat profit, while shareholders have taken a round trip to nowhere.

Shareholder interests aside, the vast spread of option programs may also be causing us to underestimate inflation. Fed watchers know that Alan Greenspan pays close heed to wage costs as he scours the horizon for signs of inflation. Are these costs understated? At Smithers & Co., Daniel Murray believes that incomes from employment in the U.S. have been rising around 2.5% faster than published figures state. Greenspan is certainly aware of the danger. Minutes from the Federal Reserve meeting of Dec. 16, 1997 say: "Employers were continuing their efforts to attract or retain workers . . . by means of a variety of bonus payments and other incentives that were not included in standard measures of labor compensation."

Sounds like stock options to us.

But the game goes merrily on. "Companies realize that dilution is not affecting their stock's price one bit," says Scott Spector. Not yet, that is. "But the mortgage on the future is a problem that people haven't yet addressed," he adds.

The great bull market in stocks and options

Stock options weren't always the way to wealth for CEOs. Not long ago, cash was king and options rare. But as the equity market took off in the 1980s, so, too, did option grants. Now they are the single biggest contributor to the growth in stock market billionaires. At many companies, option grants today extend to every employee. Options are now as American as apple pie.

EARLY 1970s: CASH IS KING The go-go years were gone, inflation was coming and

CEOs wanted cash, not stock. Thomas Wyman at CBS and Donald Kendall at PepsiCo led the way.

EARLY 1980s: SALARY AND BONUS Stocks were stirring, but CEOs preferred salary and bonus. Three big names in big pay: Harold Geneen of ITT, Charles Bluhdorn of Gulf & Western, David Mahoney of Norton Simon.

LATE 1980s: MEGAGRANTS AND OPTIONS TO ALL Grants get bigger and go deeper in employee ranks. Tony O'Reilly of Heinz snares one of the first megagrants: options on 400,000 shares. PepsiCo gives options to all full-time

1990s: STOCK OPTIONS DOMINATE CEO PAY Companies like Eckhard Pfeiffer's Compaq, Gordon Eubanks' Symantec, offer options to all staff. Monsanto's Robert Shapiro gets premium options -- exercise price well above market.

MID-1980s: OPTIONS MANIA BEGINS Institutional investors want CEOs to be stakeholders. Options are the answer. Disney's Michael Eisner and Steve Ross at Warner Communications begin to use options as replacement for cash.

A gold mine for the top brass

The value of all in-the-money options, unexercised, by top executives at Forbes 800 companies approaches $ 11 billion.

Mortgaging the present

Companies worried about the dilution to existing shareholders of generous option grants can always buy back the equivalent number of shares. At the Forbes 800 companies below, it would be difficult. The fair value of top executives' unexercised but in-the-money options is equal to at least 50% of its current cash flow. Deleted from the list were companies with negative cash flow.

The dilution effect

Shares allocated for management and employee stock incentive plans at the 200 largest U.S. companies has almost doubled in the past eight years.

Mortgaging the future

These companies have option allocations greater than 25% of their shares outstanding.

The high cost of employee stock options

If stock options were an employee cost, what would happen to corporate earnings? The economic consulting firm, Smithers & Co., in London, recalculate the profits of the 100 largest U.S. companies for 1996, adjusting them for the value of their executives' stock option plans. Results? The 11 companies, below left, would have shown losses after the adjustment. The 13 companies, at right, would have seen their profits cut in half.

GRAPHIC: Graph 1, no caption, AP/WIDE WORLD (MAHONEY); Photos 1 through 11, no caption; Pictures 1 through 5, UPI/CORBIS-BETTMANN (WYMAN, KENDALL, GENEEN,

BLUHDORN); Photographs 6 through 11, REUTERS / CORBIS-BETTMAN (EISNER); R. MAIMAN / SYGMA (ROSS); E.J. CAMP / OUTLINE (O'REILLY); ROMUALD MEIGNEUX / SIPA (PFEIFFER); JAMIE TANAKA (EUBANKS); JERRY NAUNHEIM JR. / ST. LOUIS POST-DISPATCH (SHAPIRO); Graph 2, Value of Forbes 800 executives' unexercised, but in-the-money stock options ($ billions), Source: Forbes; Picture 1, "When Berkshire acquires an option-issuing company, we substitute a cash compensation plan of equivalent economic value. The acquiree's true compensation cost is thereby charged, as it should be, against earnings." Berkshire Hathaway's Warren Buffett, JIM LEYNSE/SABA; Graph 3, Shares authorized for management and employee stock option plans as percent of shares outstanding *, Source: Pearl Meyer & Partners, Inc.; Picture 2, Andrew Smithers, Daniel Murray, MICHAEL BIRT

* Calculations are based on weighted average shares outstanding on fully diluted basis.

LOAD-DATE: May 14, 1998

WSJ 5/13/98

HEARD ON THE STREET

By ELIZABETH MACDONALD
Staff Reporter of THE WALL STREET JOURNAL

Stock options have enriched thousands of corporate executives in this raging bull market. The higher income-tax receipts on such gains have even been credited with helping close the federal budget deficit.

So how concerned should investors be that overly generous option grants are sucking the earnings power and value out of U.S. stocks?

Under current accounting rules, companies don't have to count the cost of stock options against profits as compensation costs. Instead, the costs of such option grants—as calculated using standard pricing models — must merely be cited in a footnote in companies' annual financial reports.

A new study by Bear Stearns, however, indicates that option grants would completely wipe out corporate profits and operating income at some fast-growing high-technology companies, which tend to rely heavily on generous option grants to attract top talent. For example, counting the cost of stock-option grants would have erased fiscal 1997 operating income at companies such as Silicon Graphics and Digital Equipment.

But the good news is that half of the 30 companies in the Dow Jones Industrial Average would come away untouched, Bear Stearns found. The impact of option costs on the industrials' earnings would have reduced profits an average of 3%.

Indeed, the Bear Stearns findings are nowhere near as alarming as those in a separate study about the issue. In its look at the impact of option grants on profits at 100 large U.S. companies, the London-based economic advisory firm Smithers & Co. found option grants would have slashed reported net for 1996 by 36%.

By comparison, Bear Stearns, using a different methodology, found a lower average hit of 10% to earnings for the 86 companies in its sample, which consisted of the 30 stocks in the industrial average plus the 56 high-tech companies in the technology sector of Standard & Poor's 500-stock index.

Bear Stearns found that options would have cut 1997 net income at the high-tech companies anywhere from 10% to 100%. "As companies increasingly rely on stock options to compensate workers, not expensing them inflates corporate earnings and thus overstates companies' performance, which leads to higher stock prices, which leads to more valuable options," says Pat McConnell, senior managing director at Bear Stearns.

For example, if Silicon Graphics, of Mountain View, Calif., had included options in its fiscal 1997 earnings, it would have completely vaporized Silicon's reported 1997 net of $79 million.

Silicon's options would have also wiped out entirely its fiscal 1997 operating income, from its reported $123 million to a $9 million loss.

Likewise, if Digital Equipment, of Maynard, Mass., had included the cost of stock options in its fiscal 1997 profit, it would have nearly chopped in half its net income

Please Turn to Page C2, Column 3

TAPEWATCH

- **April retail sales**, to be released at 8:30 a.m. EDT, *are seen rising* 0.6% compared with March's 0.1% decline.
- **April producer prices**, to be released at 8:30 a.m. EDT, *are seen rising* 0.1%; the PPI declined 0.3% in March.

For updated market and business news, go to "http://wsj.com" on the Internet's World Wide Web.

Morris	... Capital Management
Donald L. Sezdanoff	Sovereign Asset Management
Experts as a group	
Dartboard Portfolio[2]	
Dow Jones Industrial Average	

[1] Capital gain or loss only. Calculations by IDD Inform...
[2] Four stocks picked by throw of darts: Bell Atlantic, up ... 20.5%; NS Group, down 38.9%.

Pros Beat Da... Trail Dow Jo...

YOUR MONEY MATTERS

By GEORGETTE JASEN
Staff Reporter of THE WALL STREET JOURNAL

Investment professionals walloped the forces of chance in this column's latest stock-picking contest, but still couldn't keep up with the surging Dow Jones Industrial Average.

The four pros racked up a 17.4% average gain in the period from Nov. 12, 1997, to April 30, compared with an average loss of 10.5% for four stocks selected by Wall Street Journal staffers flinging darts at the stock tables. Meanwhile, the industrial average gained 22.5%.

INVESTMENT DARTBOARD

The top performing stock in the latest competition was Ashworth, a Carlsbad, Calif., maker of golf apparel and other sportswear, whose stock jumped 55.8% in just under six months. It was the choice of Robert Dickey, managing director and technical analyst at Dain Rauscher, a brokerage firm formed by the recent merger of Dain Bosworth in Minneapolis and Rauscher Pierce Refsnes in Dallas. J. Carlo Cannell, president of Cannell Capital Management in San Francisco, whose pick of Tab Products rose 25.5%, was in second place. Tab Products is a Palo Alto, Calif., maker of file folders and filing systems.

As is this column's custom, the first and second place finishers are returning for another round against the darts. Mr. Dickey and Mr. Cannell will be joined for *the coming six months* by R. Brent Byrne, president of Divi-Vest Advisors in Rosemont, Pa., and by Gary D. Campbell, chief investment officer for Commerce Bank's Commerce Funds in St. Louis.

Tuboscope, a Houston company that makes piping and testing equipment used

Investor Relations Business May 11, 1998

May 11, 1998

LENGTH: 652 words

HEADLINE: NYSE Opens Option Loop Hole

BYLINE: Philip Scipio

BODY:

A new rule adopted by the New York Stock Exchange has made it easier to cut shareholders out of the process of approving executive stock option programs.

And while the new rule allows NYSE-listed companies more leniency when adopting management **stock option** programs, the message certainly won't be lost on the Nasdaq-listed technology companies that heavily use **option**-based **compensation** to lure and keep top managers.

In fact, some speculate that the move may be designed to lure those companies off the Nasdaq and onto the NYSE.

The new rule, approved by the Securities and Exchange Commission, allows listed companies to add a new **stock option plan** if it makes at least 20% of employees eligible for the program and ensures that half of the employees are non-officers.

Currently, so-called "broad-based" **stock option plans,** which are almost exclusively for non-management employees, do not require shareholder approval. Management **stock option plans,** however, do.

A Big Loop Hole

The NYSE said it has simply put into place clearer rules where few guidelines existed. Because there was no set definition for what constituted a broad-based **option plan,** the exchange said its member companies asked it to clarify the issue.

While other exchanges are expected to follow the NYSE's lead, they may find the road blocked.

Surprisingly, institutional investors let the rule slip by them almost entirely without comment. But according to Institutional Shareholder Services' director of corporate programs, Pat McGurn, it wasn't because they don't care.

"I'm surprised they didn't pick up the phone," McGurn said, noting that the SEC's market regulation division had been briefing institutional investors about a myriad of other issues at the time the NYSE put this rule proposal up for review.

An SEC spokesman said the required notices were made, but the Commission received no letters on the matter during the comment period which began in February.

For their part, institutional investors are expecting companies to take advantage of the new rule and roll their executive **option plans** into a broader **plan** and avoid shareholder votes just as investors are beginning to voice their disapproval with many **option** programs.

Of the 2,532 proposals for new or additional **stock plans** made by companies in the last 18 months, roughly a quarter received "no votes" from investors totaling more than 20% of outstanding shares, according to Strategic **Compensation** Research Associates, a New York-based consulting firm.

Missing It

"We had no idea" about the rule change, said Council of Institutional Investors Deputy Director Anne Hanson. "Normally, they the SEC call us, especially if they haven't received any comment letters," Hanson said, noting that the rule change had been approved at the staff level.

The notice was "buried" in the federal register, according to Hanson. And only a "cryptic" notice was posted on the news digest section of the SEC's Web site, noted McGurn. "Everybody missed it," Hanson said.

Waging the Battle

While the SEC approved the rule, the pressure to overturn it will most likely fall on the NYSE.

In a letter to the NYSE, State of Wisconsin Investment Board Executive Director Patricia Lipton asked the exchange to reconsider.

"We are extremely concerned about the manner in which this rule apparently slipped through the process of full and fair review," Lipton stated.

"We request the new rule limit the amount of non-**shareholder** approved plans to an aggregate of no more that 10% **dilution** so that broad-based plans cannot be implemented without regard to the overall impact/**dilution** to existing **shareholders,**" she said. "Otherwise huge amounts of market capitalization can be transferred from public investors with no oversight."

The NYSE did not return phone calls for comment. Neither did Nasdaq, which is expected to follow the NYSE's lead.

LOAD-DATE: August 10, 1998

Employee Benefit News May 01, 1998

Employee Benefit News

May 01, 1998

LENGTH: 1208 words

HEADLINE: Mass stock-option grants seek to prove true benefit

BYLINE: Craig Gunsauley

BODY:

Once the sole province of high-powered chief executives and highly compensated managers, stock options are an increasingly common - yet inconclusively valuable - method for motivating and rewarding rank-and-file employees.

Eastman Kodak Company, in Rochester, N.Y., is the latest firm to announce a broad-based **stock-option plan.** Kodak hopes that giving 90,000 nonmanagement employees the chance to buy 100 **stock options** each will encourage them to act like owners of the company while increasing shareholder value.

A William M. Mercer Inc. study found that Kodak is not alone in its thinking. Mercer's study finds about 30% of 350 companies surveyed have broad-based **stock option plans** under which a majority of employees were eligible to receive **option** grants in 1996. While just third of the companies with these **plans** actually granted **options,** Mercer concludes that these broad-based grants are clearly increasing in popularity.

What's not clear is the actual effect of granting stock options to large groups of employees. Some analysts have found that most employees tend to treat **stock options** as another form of cash **compensation** rather than a long-term investment. Others notes that one has ever conclusively demonstrated that stock options enhance the performance of either a company or a firm's stock.

Kodak's moment

The recent Asian financial crisis coupled with increasing global competition has hurt Kodak. The company had a dismal 1997, when its profits sank to $5 million on $14.71 billion in sales. That compared with earnings of $500 million on $16.24 billion the previous year.

"It was a difficult year for Kodak," says Michael Morley, senior vice president and director of human resources. "At year's end, we announced that over the next two years we would reduce our work force by about 20% or 19,900 employees."

Granting all of Kodak's employees the right to buy 100 stock options is part of a series of changes the company is making to become more competitive in 1998, according to Morley.

"We want to encourage all of our employees to think and act like owners of the company. We

want to align them in the sense that as we create value for our shareowners, by virtue of this program we'll also create value for our employees."

Kodak's **plan** allows employees to purchase up to nine million shares at a price that averages a recent 52-week high and low for the **stock.** The options, which vest in two years and have a 10-year life, were estimated to be worth $25 each, or more than $200 million total.

"In and of itself, I would not expect this to provide a significant improvement in morale," Morley says. "It's one of a number of things we're doing to help employees understand that we are in fact in this together, that we're going to turn this situation around together."

The **stock options** are not in lieu of salary increases or other **compensation** awards Morley notes. "This grant, if you look at it in the context of competitive compensation, is above and beyond competitive compensation. We've done this as a true add-on program for all non-management employees."

A series of communications and education events being planned at Kodak will help workers better understand the program's objective and mechanics.

More growth predicted

From an accounting standpoint, **stock-option** grants are attractive for companies because shareholders fund the payments for employees, observes Ed Archer, vice president of Pearl Meyer & Partners, an executive **compensation** consultant in New York.

"Stock options are a cost-effective way of granting raises to the employees. It brings them in line with the shareholders interests and the future growth of the company. And it's good public relations."

Archer counts about 35 large companies that have broad-based **option plans** in place now and believes more firms will follow suit. One troubling aspect, however, is that many **plan** participants sell their **options** for short-term gains rather than holding them for long-range benefits like retirement income. For them, stock options are simply another form of bonus.

"The average employee doesn't know how stock options work. There are complicated tax issues involved. It's not simple," Archer says.

Companies that grant options to large numbers of employees risk **diluting** the value of **shares.** That is, the more profitable the options become, the lower the dividend a company is able to pay. Options also can **dilute** the voting power of **shareholders** by concentrating more **shares** in the hands of management and employees.

Kodak's **plan** to distribute a maximum of nine million **shares** to rank-and-file employees would represent a **dilution** of 2% of the company's 330 million **shares of stock,** according to Morley.

"We included that impact in our thought process," he explains. "On one side you have the **dilution** effect if you're a current **shareowner,** but on the other we felt the leverage of having all employees think and act like **shareowners** far outweighed the **dilution.**"

Popular but unproven

Analyst Patrick McGurn of the Institute of Shareholder Services (ISS), Chevy Chase, Md., attests that large-scale **stock-option plans** are increasingly popular, although many are still in planning stages and have issued relatively little **stock.**

"The studies have shown there's literally been an explosion in broad equity-based **compensation** programs," he says, while maintaining that the theoretical underpinning - that allowing employees to purchase **stock options** will improve company performance boost share value - has never been proven.

"There's a lot of momentum behind these plans and clearly more companies are going to adopt them," McGurn says. "But the momentum behind them is theoretical and it's not clear if these plans deliver the bang-for-the-buck that their proponents promise."

Experts say **dilution of stock** value and earnings are of perhaps greatest concern to institutional **shareholders,** especially given the size of many **option plans.** Companies rarely ask for shareholder approval when adopting these plans, they observe.

While traditional employee **stock** purchase **plans** have fixed costs, the value of **stock options** can change, which makes it difficult to estimate the total cost.

Studies also suggest that many employees exercise and sell stock options soon after they are "in the money," McGurn says. "Clearly the key here is education. Institutional investors will feel better when they see these employees holding onto the **options** as a long-term investment rather than treating them as an adjunct to cash **compensation.**"

"Those education programs are a must. If you don't have them you might as well institute a cash **compensation** scheme because that's what will happen with the **stock-option** grants."

Kodak is planning ongoing education in conjunction with its stock-option program, says Morley. "I'm sure there are some people who, if there is value in these options after two years and the vesting takes place, will exercise immediately. If we've done a good job of education, other people will understand the value of options and hold them for the whole 10-year period. I expect the options will be exercised in a variety of ways over a variety of time frames."

LOAD-DATE: August 20, 1998

Source: All Sources > Market & Industry > By Industry & Topic > Business Services > **Securities Data Publishing**
Terms: **(stock or option) /s (compensation or plan) & (dilut! /s share!)** (Edit Search)
View: Full
Date/Time: Thursday, February 7, 2002 - 1:19 PM EST

ACA Journal; Scottsdale; Spring 1998; Adam Bryant;

Volume: 7 Issue: 1 Start Page: 96-100 ISSN: 10680918
Subject Terms: Stock options Executive compensation
Criticism Compensation plans Stockholders Shareholder
relations Geographic Names: US

Abstract: A body of evidence being built by compensation experts suggests that stock options may have some unintended side effects. There is growing concern among shareholders about the ballooning liability these options represent. Data compiled by Strategic Compensation Research show that the percentage of "no" votes is rising against management proposals to issue more stock options. In another measure of shareholder discontent, the Investor Responsibility Research Center said that the average proportion of stockholders voting against stock option plans climbed to 19% in 1996 from 3.5% in 1988, a more than fivefold increase. In a flat stock market, companies may feel pressure to reprice options or issue more of them to satisfy demands of employees who have come to expect a payoff. Either way, says Richard H. Wagner of Strategic Compensation Research, companies are going to find that shareholders are likely to grow increasingly intolerant of overly generous stock-option grants.

Full Text: Copyright AMERICAN COMPENSATION ASSOCIATION Spring 1998

What could possibly be wrong with stock options?

Considering the number of companies that have embraced them as a way to reward not only top executives but also lower-level workers, stock options seem to be practically a religion in some parts of corporate America. They are widely promoted for their many virtues: They align the interests of shareholders and employees, they can help attract and retain scarce talent and they have turbocharged the remarkable economic engine of Silicon Valley. Options are even spreading to countries like Japan and Germany that once outlawed or discouraged their use.

"There is a rightness to them," Andrew S. Grove, chairman of the Intel Corporation, said in a recent interview.

But not everyone is nodding in agreement. Compensation experts are building a body of research suggesting that stock options may have some unintended side effects. And there is growing concern among shareholders about the ballooning liability these options represent.

"Investors are scrutinizing stock options like never before," said Richard H. Wagner, president of Strategic

Compensation Research Associates in New York, a consulting firm that helps companies design stock-plan proposals. "They are assessing whether they are a good investment or a waste of corporate assets."

Even in Silicon Valley in Northern California, where stock options have become standard in most compensation packages, some people are having second thoughts about whether stock options deserve their great reputation.

To the degree that there is a backlash against options, it is a surprisingly swift one, considering that the spread of incentive pay is precisely what many activist shareholders and experts in corporate governance called for in the 1980's and early 90's. In response to broad criticism that top executives were paid like bureaucrats, companies started using stock options to put much of their pay at risk.

Stock options - which are, in their most basic form, a promise made by a company to offer a number of its shares at a set price, for a fixed period - have spread quickly because they let companies have their cake, eat it too, and get a second helping. Corporations, for example, do not have to record stock options as a compensation expense on the set of books they show shareholders, and therefore there is no charge to earnings. But when employees cash in

their options, the cost to the company is treated as an expense and corporations get a tax deduction.

"It may appear to be free money," said P. Jane Saly, professor of accounting at the University of Minnesota. "But clearly, there is a cost to shareholders."

But with the remarkable climb of the stock market in recent years, and boards issuing megagrants of a million or more options to top executives, the practice has led to rich, and widely publicized, pay packages for top executives. That in turn has led many investors to question whether executives deserve such a hefty tip for their companies' performance.

Nevertheless, stock options are growing as a percentage of shares outstanding at companies. At the nation's largest 200 companies, options represented 11.8 percent of the shares last year, compared with 6.9 percent in 1989, according to Pearl Meyer & Partners, an executive compensation consulting firm. At 23 of those companies, including Morgan Stanley, Travelers, Warner-Lambert and Microsoft, more than 20 percent of all shares were set aside for stock-related incentives. The investment firm Sanford C. Bernstein & Company has estimated that the total value of shares set aside for options at all public companies has risen to about $600 billion from about $60 billion in 1985.

But shareholders are saying, in greater numbers, that enough is enough.

Data compiled by Strategic Compensation Research show that the percentage of "no" votes is rising against management proposals to issue more stock options. Of 1,072 companies requesting option authority over the last year, roughly a quarter of them received "no" votes totaling more than 20 percent of outstanding shares. At 35 companies, the "no" votes represented more than 40 percent of the shares outstanding. At several companies, including Electroglas Inc. and Omni Multimedia Group, proposals for stock-option plans were voted down.

Those numbers also understate the backlash against stock options, said Mr. Wagner of Strategic Compensation Research. Many companies, sensing that they are likely to suffer an embarrassing defeat, will pull back a stock-plan proposal before putting it to a vote. Five years ago, any opposition was rare, he said.

In another measure of shareholder discontent, the Investor Responsibility Research Center said that the average proportion of stockholders voting against stock-option plans climbed to 19 percent in 1996 from 3.5 percent in 1988, a more than fivefold increase.

As much as stock options appear to be free when they are issued, the cost is no longer so well-hidden. It is now commonplace for companies to report that they must spend money to buy back shares to offset dilution from stock options - meaning that with more shares outstanding, earnings per share automatically dwindle. The Microsoft Corporation, for example, said in July that it repurchased 37 million shares for $3.1 billion in its most recent fiscal year. The average price of the repurchased stock was $84, compared with an average exercise price of $31 for all outstanding options. In the past, when a company announced a sharerepurchase program, its stock price typically jumped. But these days, buybacks are less likely to get such a positive reaction.

"Companies have been literally buying shares at all-time highs to pay for the options they have issued," said Patrick S. McGurn, director of corporate programs for Institutional Shareholder Services.

Such programs are not only transferring large sums of wealth from shareholders to insiders, said Nell Minow, a principal at Lens Inc., an investment management firm. They are also shifting the voting power that goes with those shares to insiders, giving them greater ability to drown out dissident voices in proxy votes.

"These very extensive stock-option programs are hostile takeovers from the inside," she said.

There are also growing questions about precisely what shareholders are getting for their money when companies grant stock options to top executives and employees.

Some complaints are familiar, including the observation that stock options reward mediocre performance in a bull market, and that employees who are given stock options enoy far less risk if the stock falls in price than do outside investors, who pay for their shares.

But many side effects of stock option plans are less well-known.

At the annual meeting in Boston last month of the Academy of Management, for example, William Gerard Sanders, a professor of strategic management at Brigham Young University, said he found statistical evidence that big stock-option packages for top executives tended to increase the frequency of acquisitions and divestitures.

This "symbolic churning," as Mr. Sanders called it, is a means to signal that the company is making "positive, proactive change" that companies hope will be reflected in a jump in their underperforming stock. After all, because there

is plenty to gain and little to lose with stock options, a chief executive can act like a slugger ahead on the count, swinging for the fences.

In his study of 250 large United States companies from 1991 to 1995, Mr. Sanders also found that at companies where top executives already owned significant blocks of stock, there were comparatively few acquisitions and divestitures.

"When top executives get options, the evidence suggests they start experimenting," Mr. Sanders said.

"We know that most of the time when they churn, they do not create value. But if the options gain considerable value from an escalating stock price, then they churn less."

At the same meeting in Boston, two management professors - Edward J. Zajac of Northwestern University and James D. Westphal of the University of Texas at Austin - said they found that a narrow focus on a single indicator of performance, like the stock price, tended to result in tunnel vision that sacrificed other measures of performance, like sales, net earnings, return on assets or return on equity.

The timing of option awards to executives is also intriguing, according to a report by David Yermack, a professor of

finance at New York University, in the June issue of the Journal of Finance. In a survey of 620 option awards among Fortune 500 companies from 1992 to 1994, he found a pattern of chief executives' receiving option awards shortly before favorable corporate news was announced.

For example, Mr. Yermack cites as one example the fact that K. Grahame Walker, chief executive of the Dexter Corporation, a maker of specialty coatings and adhesives in Windsor Locks, Conn., was awarded options on April 24, 1992. Over the next three months, the company announced that its quarterly earnings had more than doubled and that it planned to sell a division. A spokeswoman for Dexter said that the timing of Mr. Walker's option award was dictated by its annual meeting.

Perhaps the most trenchant criticism of most stock-option plans has come from one of corporate America's elite. In a speech last year to Wall Street analysts, Robert B. Hoffman, chief financial officer of the Monsanto Company, said that conventional options "tend to reward attendance, not performance."

At the time, Monsanto had surpassed its goal of a 20 percent return on equity, the threshold at which its previous

options package took effect. Executives wanted to set a new, more challenging target.

At the meeting, Mr. Hoffman announced a new, two-pronged incentive program that he said would reward shareholders before it rewarded top executives.

One was for four sets of options that would become valuable only when the company's stock surpassed price targets of $150, $175, $200 and $225. Monsanto's stock is now trading at $38.75, or the equivalent of $193.75 before a five-for-one split last year.

The second aspect of Monsanto's incentive package is that top executives are required to buy stock in the company with money lent them by the company. If they do not reach certain targets, like performing better than the 75th percentile of the Standard & Poor's industrials through the year 2000, the executives will have to pay the company back.

"Our management will be subject to both the upward opportunities and the downward risks inherent in stock ownership," said Robert B. Shapiro, chairman and chief executive of Monsanto.

Although companies like Transamerica and Bank of America have also adopted option packages that require some kind of premium performance, such incentives are not commonplace. Frederick W. Cook & Company, a compensation consulting firm, said in a report last year that 14 percent of the country's largest 250 companies tied options to specific performance criteria, up from 6 percent in 1993.

Why don't more companies have programs like Monsanto's? Part of the answer may be that companies in different industries have varying opportunities for growth. But Charles M. Elson, a professor at the Stetson College of Law in St. Petersburg, Fla., offered a simpler explanation.

"It's a board dominated by the manager," he said. "Overcompensation is basically the fault of passive boards that agree to salary packages on demand, without spirited negotiations."

Many companies are willing to move the threshold at which stock options can be exercised, but typically they engage in the heads-I-win, tails-I-still-win strategy of repricing stock options downward, not upward, thereby making it easier to reach a point where the options become valuable. While such generosity to executives of companies with poorly

performing stock is not so common in the current bull market, the practice could well return in a bear market.

"The repricing of underwater options has the perverse effect of rewarding poor stock performance," said Kurt Schacht, general counsel of the State of Wisconsin Investment Board.

Stock-option programs for lower-level employees have, in general, come under less criticism. Although there is scant evidence suggesting that such programs help improve corporate performance, more companies are adopting them, including the Chase Manhattan Corporation and Du Pont.

The chairman and directors of the Coram Healthcare Corporation even took the unusual step last year of returning stock options representing about 10 percent of the company's shares and, trying to accelerate a turnaround of the company, used them instead as an incentive for employees. (The company's stock has remained flat since the program was announced.)

For all its criticisms of conventional stock options, Monsanto said last year that it would give them to its 27,000 lower-level employees to foster a sense of ownership. "Intuitively,

it makes sense," A. Nicholas Filippello, the company's chief economist, said in a recent interview.

While stock options may make workers feel more like owners, that feeling may not be lasting. When options are In the money after the exercise date - trading above the price at which they were issued - workers tend to cash them in fairly quickly, according to a study published last year of 50,000 employees at eight corporations.

Two professors, Steven Huddart of Duke University and Mark Lang of the University of North Carolina, found that the employees typically exercised their options years before the expiration date, effectively surrendering about half their potential long-term value. Such option plans may also backfire on a company in a bear market.

"It works really well as long as the stock price is going up," said Professor Saly of the University of Minnesota. "But if a major part of an employee's compensation is based on the stock price, and you take someone who is making $40,000 and make $10,000 disappear, what happens to employee morale?"

Second thoughts on stock options tend to encounter the strongest head winds in Silicon Valley, a place where

options have been hailed as a key to the area's booming economy, a way to attract talent to ideas while also keeping salaries low in a company's fragile start-up phase. Options, touted as a refreshingly egalitarian approach to compensating workers, have created enough young millionaires driving expensive cars for a respectable traffic jam, even by California standards.

By all accounts, workers in Silicon Valley have grown quite sophisticated about stock options. Young, talented engineers who years ago were surprised to learn that they received something called stock options now hold out until their demands for sizable options packages are met.

In Silicon Valley, options have even become a kind of currency to pay for outside help. A company called Talentwave in Larkspur, Calif., often takes options as payment when it helps start-ups find top executives.

"If I'm the person who has some of the responsibility for assembling the technical team, why can't I price myself in the same way?" said Jim Trattner, president of Talentwave.

One of Talentwave's principals, Emily Nelson, does management consulting and headhunting work for a number of fledgling technology firms, and has decided to

take most of her pay (a percentage of which goes to Talentwave) in the form of stock options, rather than cash.

At first, she said, it was a way to lower her fees without feeling as if she had lowered her fees. But she now has about 60,000 options and expects to get another 40,000 in about three months. Most of the companies she works with have not yet gone public.

"I have a great portfolio, but my bank account is empty," said Ms. Nelson, who adds that she regularly works 100-hour weeks. "But I decided that this is how I'm going to make it."

Her vision of making it includes doing business consulting from a home on the Oregon coast while having more time to play with her toys. (She's serious about the toy part - her rare time off is spent at Toys "R" Us, she said.)

"Next year, I may be a millionaire, but it will depend on the market," Ms. Nelson added. "People consider me revolutionary or foolish."

In a sense, though, Ms. Nelson is pursuing a more diversified and less risky strategy than many others in Silicon Valley, who job-hop from one start-up to another in the hope of striking it rich.

And although the number of start-up companies continues to grow in Silicon Valley, the likelihood of joining another Apple or Microsoft in its infancy is not getting better. If companies develop a promising technology, they are often quickly bought out by larger competitors, thereby accelerating option packages for top executives of the smaller concern, but not necessarily the options held by lower-level employees.

Sometimes young companies are not bought out at all, and instead are simply overtaken by a competitor with more marketing heft. That is what happened to a Seattle company called Intermind, which developed technology that automatically sends customized information over the Internet to a computer user. But it was soon eclipsed by similar offerings from Microsoft and Netscape. Intermind has shrunk considerably from its peak of about 80 employees, but company officials say it will soon make an important announcement about its next move.

Some have experienced hands in the valley have seen so many start-ups sputter that they have largely sworn off stock options.

After Roger L. Thornton went to work for Cypress Semiconductor 10 years ago at age 23, he found himself

sitting on almost $100,000 in proceeds from stock options. An early convert to options, he then spent many years accumulating options from a number of fledgling firms that ultimately proved worthless.

Now a consultant at 33, he typically takes his pay the old-fashioned way. He and the three other partners in his firm set aside 20 percent of their revenues each year for investing, typically in more mature technology companies that they know well.

"As an investor, you can cover your odds on a lot of bets," said Mr. Thornton, whose firm is Medialane, in Cupertino, Calif. "But when you are an employee, you can only make that bet so many times in your career."

"There's this perception that you come to Silicon Valley and get rich quick. It makes good folklore, but the fact of the matter is that most people get rich very slowly," he added. "By working hard, I can guarantee that it will happen if you do it that way."

While he recognizes that stock options have helped make Silicon Valley so successful, he also said that some companies abuse them as a way to underpay people in the face of long odds that the options will pay off.

"I'd like to say that while people are getting more sophisticated about stock options, they can also be used to play on an individual's greed," he said.

What is clear, though, is that employees and executives, particularly talented ones who are in demand, want more options, and companies are giving them as signing bonuses and using them as tools to retain the people they want to keep.

And what if the stock market flattens out for a long period? The widespread use of options has raised at many companies an expectation, even a sense of entitlement, that the options will always pay off.

As it is, options have led to a number of legal spats. A former executive with the Parametric Technology Corporation recently won $1.6 million after a Los Angeles jury decided that his company dismissed him mainly because he would soon be eligible to cash in valuable options. Many companies also insist on socalled bad-boy clauses in their options packages for senior executives, giving them the right to demand that departing executives give up their options, or repay recent profits from exercising them, if they do something considered harmful to their former employer.

In a flat stock market, companies may feel pressure to reprice options or issue more of them to satisfy demands of employees who have come to expect a payoff. Either way, said Mr. Wagner of Strategic Compensation Research, companies are going to find that shareholders are likely to grow increasingly intolerant of overly generous stock-option grants.

"Many companies are at their limit already," Mr. Wagner said. "What are they going to do for an encore?"

Steven Huddart
Smeal College of Business, Penn State University, University Park, PA 16802-1912 USA
(814) 865-3271
(814) 863-8393 fax
huddart@psu.edu

The New York Times
Wednesday, April 22, 1998
page D1

New Rules on Stock Options By Big Board Irk Investors

By ADAM BRYANT

Companies have generally sought shareholder approval if they wanted to issue stock options to top executives.

But many companies that list their stock on the New York Stock Exchange may not have to anymore.

Market Place

A new stock exchange rule, approved recently by the the Securities and Exchange Commission, allows these companies to simply add a new stock option plan if it meets two key tests for what constitutes a "broad-based" plan: It must make at least 20 percent of employees eligible for options, and at least half of those must be below the level of company officer.

Companies have generally taken two tracks on stock options, which give someone the right to buy shares at a set price for a set period of time. If a new option plan covers top executives, companies have in most cases asked for permission from shareholders. For plans for lower-level employees, companies are not required to seek approval and have generally not done so.

Institutional investors say they now expect many of the 3,046 companies on the Big Board to take the path of least resistance and simply roll their executive option plans into a broader plan, thus avoiding a shareholder vote.

"It is such a large loophole that it essentially renders meaningless any restrictions that still exist," said Patrick S. McGurn, director of corporate programs for Institutional Shareholder Services.

Kurt N. Schacht, chief legal officer of the State of Wisconsin Investment Board, said, "It opens the floodgates, and we're extremely concerned about it."

Several institutional shareholders said they were embarrassed to have missed notices about the ruling in public filings. But they said that the S.E.C. had alerted them about important pending rulings in the past. A spokesman for the S.E.C. said the required notices were made and that the commission received no letters on the matter during the period for public comment, which began in mid-February. Institutions said they were surprised that no further effort was made to solicit opinions on such an important ruling, which took effect April 8.

The New York Stock Exchange said that concerns by institutional investors were unwarranted. It has simply put in place clear rules where few guidelines existed before, according to exchange officials.

Granting Options

Many companies have put in place stock-option plans for a wide range of employees, according to a survey of 350 large companies.

■ Companies that have provided for broad-based option grants.
■ Companies that have actually made grants to most employees.


11.1%
30%
29.7%
20
10
0
1993
1994
1995
1996
1997

Source: William M. Mercer

The New York Times

The protest over the ruling is but the latest example of growing tension between many investors and companies over the rapid spread of stock options. Popularized in the last decade as a way to link executive pay more closely to performance, option plans have grown rapidly and are moving into the ranks of lower-level employees.

According to a survey of 350 big companies by William M. Mercer, a New York consulting firm, almost a third of those companies have plans that provide for the granting of options to a wide range of employees. Only a third of those companies with plans have actually given options to most of their workers.

Companies say stock options provide an incentive for employees to work harder and help retain valued workers. But institutional investors say that some companies have gone too far, giving so many options to top executives and employees that they are effectively transferring wealth from outside investors to employees.

And many investors are registering their disapproval. Of the 2,532 proposals for new or additional stock plans made by companies in the last 18 months, roughly a quarter received "no" votes from investors totaling more than 20 percent of outstanding shares, according to Strategic Compensation Research Associates, a New York consulting firm.

Although it is rare, several companies saw their proposals voted down by a majority of shareholders. That figure would be higher, except that many companies drop their proposals before putting to a vote if they sense that they are likely to encounter a lot of opposition, said Richard H. Wagner, president of the firm.

Because there was no language that precisely defined what constitutes a broad-based option plan, and thereby what type of plan does not need shareholder approval, some Big Board companies approached the stock exchange about clarifying the issue. The exchange said it had discussed the matter with many advisory committees that included pension-fund managers and individual investors. After considerable discussion, the exchange's proposal contained a number of elements. But institutional shareholders said they could be rendered moot if companies wanted to take advantage of the 20 percent rule.

Sarah Teslik, executive director of the Council of Institutional Investors, said, "If shareholder oversight is stripped away, no area is more ripe for abuse than executives enriching themselves at shareholders' expense via option grants."

Among the 200 largest United States companies, stock options represent, on average, more than 13 percent of all shares outstanding, a figure that has roughly doubled over the last decade, according to Pearl Meyer & Partners, a New York compensation consulting firm.

The S.E.C. said it had not received similar proposals from other stock exchanges. But Mr. McGurn of Institutional Shareholder Services said that such a rule gave the Big Board a competitive advantage over other exchanges, which are likely to put similar rules in place. If that happens, and those proposals follow a similar route, institutional investors will be watching more carefully and will file their concerns with the S.E.C. That, in turn, may create a difficult position for the S.E.C. To create a level playing field, it will have to ignore the comments or reverse its own rulings, a rarity.

The other exchanges, however, may simply adopt the New York exchange's rules as their own, thereby avoiding the need to get approval from the S.E.C.

Editorial and Op-Ed pages, 16-17

Education Advertising
Careers in Education and
Health Care Employment

The New York Times
Week in Review

Free Lunch

Feeding the New Work Ethic

By ADAM BRYANT

MOST lotteries offer such low odds of winning that they invite comparisons to rare lightning strikes. But there's a new lottery with terrific odds and lots of winners: It's called Corporate America.

As much as this month's huge mergers were about restructuring the financial-services industry, the deals also had the happy-go-lucky feel of a windfall celebration. When the Citicorp-Travelers Group merger was announced two weeks ago, John S. Reed, the Citicorp chairman, was asked how he reacted when his counterpart at Travelers first proposed the merger just five weeks earlier. "My instinct," Mr. Reed said, "was to say, 'Why not?' "

Why not, indeed. Details of the merger, including concerns from industry regulators, could be handled later: It was time for the C.E.O.'s to enjoy the sight of jaws dropping on their surprising news, and to watch stock-price jumps add $67 million in paper profits in a single day to Mr. Reed's holdings of Citicorp stock, and $248 million to the Travelers stock held by Sanford I. Weill, its chairman.

"This is a bigger opportunity for everybody who is part of it," Mr. Weill said the day of his merger announcement.

He could just as easily have been talking

Stock options stoke Corporate America's lottery fever.

about all the people who are taking part in the broader stock market. The Dow Jones Industrial Average has climbed from 2,000 to over 9,000 over the last decade, generating pronouncements from market watchers that a fundamental shift has occurred in the way people invest. With so much at stake — the proportion of Americans' wealth tied up in stocks, about 28 percent, is at a 50-year high — bad market news is always lined with at least some silver, if not gold. Stock drops are viewed by many as just opportunities to buy, as are giant mergers.

The obvious route to playing this big lottery is buying stock. But there is an even better lottery ticket, one that appears to cost nothing and is spreading deeply through the ranks of many companies: stock options.

These options, which are typically issued in addition to salary and bonus, grant the right to buy a company's shares at a set price for a set period of time — meaning the chance to buy stock at a discount if the share price rises. Options used to be given only to top executives, but they are now handed out to roughly 50 percent of midlevel professionals at major companies, and many surveys show that at least 1 in 10 of the companies offer them to most of their employees.

In fact, options have become a kind of currency beyond a company's walls: as part of Jerry Seinfeld's last contract, he got stock options in NBC's parent company, General Electric. One reason options are doled out so freely is that, because of favorable accounting rules, they don't show up as a charge against a company's earnings. And because they only pay off if the stock rises, companies like to think of them as risk-free investments.

When combined with the surging stock market, these options have created unexpected wealth, on paper and in real dollars, for legions of employees. Many see the granting of options to all ranks of workers as a laudably egalitarian approach to allowing employees to share in their company's prosperity. But there have also been some striking side effects.

With so many rich option profits, the gap is widening in American society between those who hold stocks and stock options and those who are left out of the market lottery. Options can also create a disconnect between the effort people put into their jobs and the pay they receive for it. In Silicon Valley, many workers job-hop as they search for the one company where the options will pay off as well as they have for those who are now among the many "Microsoft millionaires."

The gap between pay and effort can be

Continued on Page 4



Feeding America's New Work Ethic

Continued From Page 1

[redacted], [redacted]. For those at the top, even a relatively small uptick in the stock price can translate into millions of dollars in paper profits.

[redacted]. But when the stock drops sharply — yes, it does happen at a lot of companies — the C.E.O. may suddenly be blamed for wiping out part of employees' anticipated savings from cashing in the options.

[redacted] lowering the bar over which employees must jump for the options to pay off. The practice, known as "repricing," infuriates many outside investors, who say that repricing can have the perverse effect of rewarding poor performance.

License to Churn

Given that there is no real downside to stock options, it [redacted] price. William Gerard Sanders, a professor of strategic management at Brigham Young University, studied 250 large American companies from 1991 to 1995, and found that [redacted].

"Option pay," Mr. Sanders said, "essentially grants the executive a potential winning ticket in a compensation lottery."

It is a lottery that many people are rushing to join, particularly in high-technology companies where stock options are standard equipment in most pay packages. The vigorous economy in Silicon Valley, for example, has given options something of a public-relations halo — employees with options ideally feel more like owners, and have an incentive to work through the night. At big companies, however, many lower level workers don't quite know what they can do differently to help lift the stock price — except, at consumer-goods companies, maybe buying more of their company's own products.

[redacted] said Jim [redacted] the Trattner Network and Talentwave, two companies based near San Francisco that place executives and provide contract help to technology companies (Mr. Trattner's companies also take stock options from clients as part of their fees.)

But Mr. Trattner, a former clinical and industrial psychologist, said the proliferation of stock options among technology companies had caused another change that he does not necessarily applaud.

"I'm old enough to say that there used to be a sort of intrinsic motivation to do something for the love of it," said Mr. Trattner, who is 59.

"Now," he added, "it's like, 'Let's make a buck,' and I think there is something lost in that."

A Growing Trend


Percent of major companies granting stock options to a broad range of employees, 1993-1997
5.7%
6.9%
8.6%
10.3%
11.1%
'93
'94
'95
'96
'97

[redacted]

The New York Times

Product Recalls

Midway Arms tumbler possible fire hazard

THESE ARE PRODUCT RECALLS announced recently by manufacturers and regulators. Some recalls may have begun several weeks ago but were not widely publicized. Other recalls, particularly medical and pharmaceutical products, may have been completed already by local stores, but you should check products already purchased. Products were distributed nationally unless otherwise noted.

Midway Arms tumbler

What's wrong: Can overheat, presenting a fire hazard.

What's included: In cooperation with the Consumer Product Safety Commission, Midway Arms Inc. of Columbia, Mo., is recalling tens of thousands of tumblers, used to clean gun cartridge casings for reloading, citing a possible fire hazard.

Only tumblers sold under the Midway and Past brand names are involved in this recall. The Midway brand tumblers have a blue top and gray base with the words, "Midway . . . Model 1292 . . . Tumbler" on a sticker on the base. The Past brand tumblers have a tan top and brown base with the word, "Past" on a sticker on the base.

Midway catalogs and independent arms distributors and dealers nationwide sold the tumblers from February, 1992 through January, 1997 for about $45.

Consumers should call Midway Arms at 800-243-2506 between 8 a.m. and 5:30 p.m. CST Monday through Friday to make arrangements for returning

Council Raises Concerns Over Stock Options Trend

REUTERS

A group representing institutional investors yesterday took aim at the growing use of stock options to reward corporate America's chief executives.

The Council of Institutional Investors said it adopted recommendations calling for those options to be indexed against the performance of the overall stock market or an executive's peer group.

The Washington, D.C.-based group also said it called for full disclosure and the unbundling of so-called "soft dollars," the extra amount of money that brokers charge investors for trading shares that is used to pay for other purposes, such as research.

The measures were adopted at the end of the group's two-day annual meeting and were designed to urge the companies its members invest in to follow the recommendations.

The council represents more than 100 public, union and corporate pension funds with assets totaling more than $1 trillion.

Members include leading money managers Fidelity Investments and Goldman Sachs, as well as the California Public Employees Retirement System, or Calpers, the nation's largest public pension fund, with about $129 billion in assets.

The council's position states that, "equity-based pay for directors and managers should be indexed to peer or market groups absent unusual or specified reasons for not doing so."

In other words, stock options awarded to an executive — a growing trend in recent years to link pay to performance — would not be worth anything unless the company outperformed the stock market or its industry.

"Certainly one of the reasons for having something like this is the concern that the options formulas are paying too much for too little," Sarah Teslik, the council's executive director, told Reuters.

Indeed, the trend to awarding stock options like Christmas presents is causing concern that they are losing their incentive value, according to industry sources.

An executive given options for one million shares — an unheard of amount only five or 10 years ago — can earn $1 million quickly with a rise in the broader market, without equal performance by his company. The Dow Jones industrial average has risen more than 20 percent in each of the last three years.

Also, shareholders are worried that executives will "reprice" their options at lower prices if the market turns down, meaning they are not vulnerable to the downside risk facing other stockowners.

Chief executives increasingly are getting more of their total compensation from stocks than from salary or bonus. The average chief executive earns about 40 percent to 50 percent from equities, up from 30 percent only five years ago, compensation consultants said.

Business N

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Journal of Business Strategy March/April 1998

Journal of Business Strategy

March/April 1998

SECTION: Vol. 19, No. 2 Pg. 28-30; ISSN: 0275-6668; CODEN: JBSTDK

LENGTH: 1079 words

HEADLINE: Stock is no longer optional

BYLINE: Meyer, Pearl

BODY:
Headnote:

The use of **stock options** as part of Incentive **compensation** is burgeoning. Not only are more and more companies establishing **option** grant programs, but executives are getting larger and larger awards.

IGNITED BY THE CORPORATE GOVERNANCE MOVEment and fueled by a surging **stock** market, executives' equity ownership of the companies they lead has become the cornerstone of today's rapidly changing pay strategy. Most experts agree that management ownership is the most direct route to creating shareholder value, corporate America's mission for the 1990s and beyond. For the first time in history, CEOs, as well as other senior officers of large public companies, are being given the kinds of **compensation** opportunities once available only to entrepreneurs. Thus, over the past several years, the **stock** market has to a large extent determined executive pay levels, as high share prices have driven **compensation**-which includes more and more **compensation** based on grants of **options** to buy company **stock**-to record levels.

The most compelling evidence that stock is the driving force behind executive pay is the dramatic rise in the number of shares actually granted each year to executives and other employees. Annual grant rates have risen 21% in just one year. Last year, 1.8% of all outstanding shares were granted to executives and other employees, and 12 companies had annual grant rates greater than 5%. By comparison, annual grant rates in the 1960s ranged between 0.3% and 0.5%.

Stock options are the key vehicle in the continuing drive to increase executives' equity participation, as evidenced by Pearl Meyer & Partners' most recent annual survey of management and employee equity incentive participation at the 200 largest (in revenues) public U.S. industrial and service corporations. Among our findings:

* Unprecedented growth in the number of shares reserved for outstanding and future grants under equity programs. This includes **stock options,** executive **stock** purchase, restricted **stock,** deferred **stock, stock** bonus, and other **stock** awards, but excludes qualified **plans** such as 401(k)s and **stock** purchase.

An increase of more than 1 1% in average share allocations (Allocations are the number of shares authorized for equity incentives as a percent of weighted average shares outstanding on a fully **diluted** basis; average allocations are now at 13.2%, from 11.8% in 1996.) since last year-and a total hike of 42% since 1993.

A whopping 21% increase in the number of shares granted annually over last year, for a total increase of 57% since 1993.

Mega-stock option grants that are shattering long-time ceilings on jumbo awards, with CEOs reaping profits in the tens of millions of dollars after exercising their options.

Record beneficial ownership (direct holdings plus paper profits on vested and unvested options), averaging $ 57.8 million as of year-end 1997, now held by CEOs.

Financial and entertainment industries eclipsing the high-tech sector in their use of stock incentives.

But there is now a loud call for companies to reduce their heavy reliance on stock market performance as the measure of their success and instead put more weight on strategic progress and long-term business results.

Cal-PERS, the nation's largest public employee pension system and a powerful force among institutional investors, has begun evaluating companies based in part on their corporate governance policies and their success in creating real economic value rather than rises in share price.

The past 10 years has seen a substantial decline in the proportion of executive **compensation** in the form of cash (from salaries, bonuses, and long-term incentives) and an increase in **compensation from stock**-based pay. We believe that shift from cash to equity will continue through the year 2000, but with **stock** grants and other incentives increasingly based on business performance as well as on share price performance.

The Rise in Stock Allocations

For the first time, more than half of the 200 largest U.S. companies that we regularly survey reported double-digit percentages of shares allocated to **stock plans** in 1997, with the entire group averaging 13.2%. Indeed, 14 companies have allocated more than 25% of their outstanding shares for management and employee equity incentives. The leaders in these allocations were Delta Air Lines, Inc., which allocated more than 55% of outstanding shares to its **stock plan,** and Merrill Lynch, which allocated 54%. As has been the case historically, allocations were split almost evenly between the reserves for outstanding grants and for future grants.

There are a number of reasons for the increasing share allocations and grant rates. First, there is an almost universal emphasis on the importance of stock ownership by executives because it directly links the executives' financial rewards to company performance and to the interests of its shareholders. For the same reason, more and more companies are extending options awards down through employee ranks.

The use of **stock** has also grown in response to companies seeking to comply with Internal Revenue Code Section 162(m), which requires shareholder approval of performance-based pay **plans** so that proxy officer **compensation** exceeding $ 1 million will be tax deductible. The greatest impact was felt at 1997 shareholder meetings, when the grace period for companies to secure 162(m) qualification for **stock option plans** ran out. At the same time they sought formal stockholder approval for these **plans,** many companies also requested

allocations of additional shares to existing **plans.**

Nearly twice as many companies as in the past several years-72 of the top 200-asked shareholders to approve new or amended **stock plans** in 1997.

Companies have been increasing the numbers of shares allocated to employee **stock plans** at a far higher rate as well, with requests for new share authorizations averaging 7% of the outstanding shares in 1997. In a continuing trend, the use of evergreen authorizations dropped slightly. With evergreen authorizations, which are generally opposed by governance activists, a percentage of total

(Photograph Omitted)

Author Affiliation:

Pearl Meyer is president of New York-based Pearl Meyer & Partners, Inc., an executive compensation firm that serves top managements, boards of directors, and compensation committees of major corporations in designing and implementing executive pay programs.

LANGUAGE: ENGLISH

JOURNAL-CODE: JST

AVAILABILITY: Full text online. Photocopy available from ABI/INFORM 12554.00

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LOAD-DATE: August 17, 1998

74TH STORY of Level 1 printed in FULL format.

Forbes

November 17, 1997

SECTION: MANAGEMENT, STRATEGIES, TRENDS; Pg. 134

LENGTH: 1889 words

HEADLINE: The buyback monster

BYLINE: By Matthew Schifrin and Stephen S. Johnson

HIGHLIGHT:
Will buybacks put a floor under the stock market? In the quarter after the 1987 crash, there were nearly 800 new buyback announcements. Already, IBM has weighed in with a whopper.

BODY:
HISTORICALLY, when stocks are high, corporations sell stock to the public. It's the old "When the ducks quack, feed 'em" syndrome. But last year and in 1995, amidst a roaring bull market, American businesses bought back more shares than they sold to the public (see tables, p. 136). In fact, corporations have been heavy buyers of their own shares through most of this bull market.

Buyback stars

Company/business	Sales * ($ mil)	Recent price	P/E	Price/ book	% change in shares outstanding from 12/31/95
HF Ahmanson/thrift	$ 3,515	$ 56.75	29.3	2.2	-16%
Albemarle/industrial chemicals	854	23.31	18.2	2.4	-16
Cash America International/pawnshops	281	12.00	20.0	1.8	-15
CPI/photo studios	467	25.56	21.7	2.2	-15
Dames & Moore Group/environmental services	653	12.25	13.0	1.6	-16
First Colorado Bancorp/thrift	105	20.25	18.4	1.7	-17
Fleetwood Enterprises/recreational equipment	2,874	29.31	11.1	2.2	-21
GreenPoint Financial/thrift	974	63.13	18.6	2.1	-17
Limited/women's apparel stores	8,645	21.38	14.1	3.0	-23
Mesa Air Group/airline	500	5.19	39.9	0.7	-15
Mikasa/household products	372	13.63	13.6	1.4	-18
NutraMax					

Products/personal products	80	12.00	16.0	4.4	-44
Pulte/homebuilding	2,384	35.13	5.1	1.0	-22
Queens County Bancorp/thrift	102	36.50	17.5	3.2	-19
Reebok International/athletic apparel	3,479	37.56	17.8	4.8	-25
RehabCare Group/physical therappy centers	105	26.13	13.3	4.6	-15
AO Smith/auto parts	781	42.13	5.3	1.1	-22
Stanley Furniture/household furniture	202	24.00	10.3	1.6	-19
WinsLoew Furniture/office furniture	144	13.38	10.3	1.9	-16

* Latest fiscal year.

Price as of Oct. 27.

Sources: Forbes; Market Guide via OneSource Information Services.

Buyback dogs

Company/business	Sales * ($ mil)	Recent price	P/E	Price/ book	% change in shares outstanding from 12/31/95
Broderbund Software/computer software	$ 186	$ 27.31	390.2	3.4	0%
Cerner/medical information systems	189	29.69	129.1	4.2	1
Enron Corp/energy	13,289	38.75	227.9	3.5	19
Goodyear Tire & Rubber/tire & rubber products	13,113	61.00	78.2	2.7	2
Guidant/medical equipment	1,049	52.50	56.5	15.5	3
Gulf South Medical Supply/medical supplies	178	32.25	39.8	3.5	17
HJ Heinz/food processing	9,357	46.06	47.0	6.9	0
HFS/hotels	799	63.75	125.0	3.5	55
Integrated Systems/computer software	105	18.50	123.3	4.9	10
Mark IV Industries/electrical equipment	2,076	24.00	26.4	2.1	-4
Mattel/toys	3,786	34.25	55.2	6.1	5
Mylex/computer products	173	8.00	53.3	1.8	8
Pall/industrial equipment	967	20.88	39.4	3.3	11
Ryder System/truck leasing	5,519	34.25	214.1	2.3	-2

Tenneco/heavy equipment	6,572	46.81	49.8	3.1	-3
Teradyne/electronic testing equipment	1,172	36.25	48.3	3.4	1
Thermo Fibertek/paper recycling equipment	192	11.50	41.1	5.3	0
Young Broadcasting/operates TV stations	154	36.13	190.1	6.2	139

* Latest fiscal year.

Price as of Oct. 27.

Sources: Forbes; Market Guide via OneSource Information Services.

Buybacks used to signal that a stock was undervalued. That's not necessarily so anymore. The firms on top are shrinking their equity at modest valuations. The bottom list are companies with declining margins and questionable valuations.

Will buybacks repair the damage after the 1997 selloff? IBM has already thrown another $ 3.5 billion into its buyback hopper. If the 1987 precedent holds and the market stays down, there will be many more such announcements: In the quarter after October 1987, there were 777 announcements of new or increased buybacks by U.S. companies, according to a study by Rice University Professor David Ikenberry. Size of the pot: $ 45 billion. Such buybacks certainly helped the subsequent recovery.

These buybacks don't just enhance individual stocks. By reducing the overall supply of equities they put upward pressure on all prices. Indeed, 24 of the 30 stocks in the Dow Jones industrial average have announced buybacks since 1995.

There were signs before the recent drop that buybacks were slowing. Through the first three quarters of this year there were 980 announcements of $ 130 billion, according to Securities Data Co. Actual buybacks, compiled by S&P's Compustat, however, were only $ 72 billion, which was exceeded by new stock issues of $ 92 billion. So after two years in which buybacks exceeded new offerings, the balance had swung the other way.

With the recent drop, however, the pace of buybacks could increase.

A bigger question remains: Do all these buybacks make sense?

Buybacks are certainly tax-efficient. When a company pays a cash dividend, the tax collector hits the income stream twice -- once when the company earns it, again when the stockholders get it. That means a big company must earn $ 3 to put $ 1 in aftertax income into a high-bracket **shareholder's** pocket. If the money is used to buy back shares, the remaining **shareholders** are rewarded with a pro-portionately higher ownership interest -- and this kind of "dividend" is taxed only when the company earns it.

Buybacks serve other useful purposes. They help counteract the **dilution** that results from generous **stock option plans** and from acquisitions paid for in stock. And they provide support for the stock price at a time when **investors** everywhere are sensitive to relative market performance.

But there are also negatives. Should a company support its own stock? And doesn't management have anything better to do with the money?

In the early 1980s IBM began a big buyback program. Between 1985 and 1990 it bought back nearly 50 million shares, shrinking its common capitalization by 8%. The buybacks ended with the collapse of IBM's stock in 1991. Before the decline was over, IBM was down 75% from its high.

Why, at a time of huge expansion of the computer industry, didn't IBM have better uses for its cash? As it turned out, the aggressive buyback program was a sign of weakness for those who cared to read the signs. Yet today, when IBM lags in the crucial PC business, it is again buying back gobs of its own stock.

In 1987 and 1989, when its stock was often selling at three times its present level, Digital Equipment Corp. was actively buying in its shares. Had management waited, it could have bought three times as much stock for the same price.

Buyback advocates can point to huge successes. Capital Cities Communications bought back aggressively during the 1970s bear market. From 1972 to 1976 Teledyne Chairman Henry Singleton bought back about two-thirds of his company during a sick market: When the market recovered, Teledyne took off, climbing from $ 9 to $ 70 between 1975 and 1977. But mark this: These buybacks were made in a bear market when few had the guts to invest in their own companies.

Coca-Cola, Philip Morris and McDonald's are recent examples of companies with consistent large buyback policies. They have been great long-term investments. In Coke's case, its repurchases of 1 billion shares from 1984 to 1996 were enough to boost annual earnings-per-share growth to 18%, versus a 14% increase in its net income. But neither Coke nor Philip Morris is in a capital-intensive industry; stock buybacks are a legitimate way for them to use free cash flow.

"Many institutions push us to buy back stock," says Kurt Landgraf, DuPont chief financial officer, "especially since we have a strong balance sheet with $ 2 billion in cash. My view is that buybacks are the last alternative." DuPont has done buybacks for specific purposes: When Seagram's big block of DuPont stock was available, the company grabbed it, at a bargain price. Later it used buybacks to reduce the diluting effect of a 20% investment in Pioneer Hi-Bred.

But what's good for some companies isn't necessarily good for all. Should McDonald's be supporting its price with big open-market purchases while its basic business is lagging?

Or take HFS, the high-flying franchise company. A year ago, after saying it would buy corporate relocation company PHH Corp. for $ 1.8 billion in stock, its shares dropped 25%. HFS responded by buying back more than 2.5 million shares to prop up its price so it could complete the deal. HFS was buying back at over 50 times earnings. Was that good for its shareholders? HFS sells for less than it did before the PHH acquisition was announced.

There's no question the fad has gotten out of hand. "We have never had a stock market trade at such a high value relative to replacement cost [of assets]," says Richard Howard, portfolio manager for T. Rowe Price's Capital

Appreciation Fund. "[In the circumstances] it is extremely unlikely that stock repurchases will do anything to add shareholder value."

They can, however, make managements look good for a while. Consider ailing Storage Technology. In October the Louisville, Colo.-based data storage outfit was attacked by one of its large shareholders, who told management, in effect: "Buy back $ 1 billion of stock, or we'll throw you out."

The shareholders are former Mesa L.P. managers David Batchelder and Ralph Whitworth. Newcomers to the stock, they are not interested in management's strategic plan to improve operations. They want quick action. That annoys longtime shareholder Seymour Licht, who got into Storage a decade ago as a creditor in its bankruptcy. "I didn't hold on to this investment for management to prove its stock-buying expertise. I invested for the memory business," he says.

Batchelder and Whitworth proposed Storage borrow some money to buy back the stock. Management quickly gave in and announced an $ 800 million buyback. But should a marginal company that's in a tough industry be accumulating debt unnecessarily?

They of course were simply parroting Wall Street, which loves buybacks. The banking industry has also embraced them. According to Salomon Brothers, banks' internal rate of return on buybacks has dropped from 44% to about 19%. Some banks like CoreStates Financial, Sun Trust and Huntington Bancshares are even borrowing to buy back their shares. This at a time when banks sell at huge premiums to their book value. "These share buybacks don't change the economic value of these institutions or improve their franchise value," complains Salomon bank analyst Carole Berger. "They merely increase the risk to shareholders during the next credit cycle." She notes that the capital ratio is starting to drop. "In 1990, when it hit the fan," she recalls, "there was *no* such thing as too much capital."

"Are buybacks really bullish if company managements are buying in stock at their alltime highs?" asks James Stack, publisher of a market newsletter, Investech. "Where were all these buyback programs in 1990 and 1991?"

If you believe in perpetual prosperity, all buybacks make sense. But we suspect a lot of managements will wake up some day and wish they had some of that money back. It's easier to shrink capitalization than raise money when it is badly needed.

GRAPHIC: Illustration, no caption, LYNN BENNETT; Graphs 1 and 2, The market's buyback floor, Sources: Securities Data Co., Standard & Poor's CompuStat; Graph 3, The market's buyback floor may be wearing thin, Source: Securities Data Co.

LOAD-DATE: November 15, 1997

76TH STORY of Level 1 printed in FULL format.

Directors & Boards

September 22, 1997

SECTION: No. 1, Vol. 22; Pg. 55; ISSN: 0364-9156

IAC-ACC-NO: 20219928

LENGTH: 7269 words

HEADLINE: Executive pay - then, now and ahead.

BYLINE: Balkcom, John; Brossy, Roger

BODY:

From whence we've come to where we're going: four trends that will shape the board's compensation decisionmaking.

In August of 1930, Literary Digest published the 1929 annual compensation of Eugene G. Grace, president of Bethlehem Steel: salary $ 12,000, bonus $ 1,623,753. The incentive paid to Grace was 135 times his salary, and was calculated on a sliding scale of an increasing percentage of total profits. Using the Consumer Price Index to convert 1929 dollars to a comparable value today, Grace would have been paid a base salary of nearly $ 110,000 plus a bonus of $ 14.9 million, or approximately $ 15 million in total cash compensation. Other press clippings from the time show the suitable outrage expressed by editors, politicians, and the general populace. The headlines and commentary are remarkably familiar to those who read the concern, shock, and dismay expressed by those same parties in reaction to current CEO pay levels.

By today's standards, $ 15 million in cash is a big number, but it wouldn't be enough to land Grace on the cover of Business Week or the other magazines that run annual issues on CEO pay. Those who do end up on those covers get there primarily through the value of their stock options. A secular shift to stock and a bull market of unprecedented value have, in fact, resulted in richer executive pay in constant dollars for many of today's CEOs than that for Eugene Grace and his peers. If microchips today are akin to steel in the 1920s, let's take Andrew Grove at Intel to illustrate the change. Last year, Grove received a salary of $ 425,000 plus an annual bonus of $ 2.6 million. He received 72,000 options on Intel stock, which were estimated to have a value of $ 7 million. But if Intel's stock comes close to maintaining its performance levels in recent years, those 72,000 options will be worth far more. In just five years, Intel's total return to shareholders is an almost 10-fold increase - the $ 7 million estimate is based on a modest 10% growth rate. Last year, Grove also exercised some previously granted options and realized a $ 90 million gain.

(Back at Bethlehem Steel, Eugene Grace's good fortunes have not carried through the lineage of successor CEOs. Bethlehem's CEO received a salary of $

655,000 last year and a bonus of just $ 90,000. Options and restricted stock increase the value of the package by another million or million and a half, but still a far cry from what it was half a century ago.)

Despite the fact that the headlines on executive pay sound the same alarmist tone as they did back in 1930, those involved with compensation, board members, CEOs themselves, and consultants (as are the authors of this article) will all agree that today's environment is not what it was even five years ago. The numbers have gotten much bigger and the boundaries - the edge where "within reasonable practice" cannot be credibly argued - has become much fuzzier. This fuzzy boundary may give a board of directors comfort that its decisions on setting executive pay levels and opportunities cannot be readily proven to be too generous. But it also raises the stakes for directors to determine what is right in their own judgment rather than within the historically narrow scope of a pay survey. If this were a religious matter, it could be said that we've gone from a faith based on clear absolutes to a more ambiguous credo, often based on broad appeals to shareholder value.

Lining the pockets

It is also unclear what is at stake if boards collectively move executive pay in one direction or another, but it is unquestionably significant. The obvious first concern is credibility with "rank and file" employees. The evolution of management science and corporate strategy continually points to a resourceful and turned-on work force as one of the most important, if not the key, competitive advantage in an economy that favors knowledge, innovation, and execution over capital. But as employees have weathered multiple downsizings and continually have been asked to do more with less, how turned-on will they be if senior executives are lining pockets disproportionately larger than their own?

A second concern is the shareholder. As companies push the limits of historical levels of annual dilution through the granting of options and stock, where and when might it backfire and lead to a sell-off? Could it lead to a structural outflow of capital to countries where the cost of management is lower, similar to the outflow of manufacturing and agricultural activities to countries with lower wages?

A third concern is the broad societal implications of a wealth distribution curve that is simply too stretched out: poverty on one end and massive wealth on the other. Corporate compensation programs are unlikely to foment a modern day French Revolution on their own, but some argue that it is worth considering the implications of the elements that are causing a growing gap between the poorest and richest - among them, executive pay plans.

Ironically, the recent explosion in executive pay can be seen as a result of efforts to quell the very same. As the 1980s passed, there was a brief interlude in economic expansion and a social mood that accompanied it: Greed is not good, and CEO pay, for one, should not be so grand, especially for the mediocre and poor performers. Into the early 1990s, a convergence of events was manifest from this social mood: The disclosure of executive pay in company proxies was mandated by the Securities and Exchange Commission to be greatly clarified and expanded. This change rendered the art form of proxy interpretation - its own kind of Kremlinology - obsolete. The election of a Democrat to the presidency led to a new tax statute that prevented companies from taking deductions on

senior-officer pay not linked to performance. Known as the "million dollar cap" or "162(m)," after its place in the tax code, institutional investors increasingly took their voting power more seriously relative to director elections and new compensation plans that required a shareholder vote.

Companies got the message and significant changes in executive compensation took hold. Long-term cash incentive plans took a hit. Their critics claimed that they paid out with far too much consistency and were barely performance-based at all. Restricted stock - granted shares vesting generally within a few years contingent only on continued employment by the company - also came under fire. Critics claimed that they were outright gifts and that the underlying value of the stock overwhelmed the "marginal" incentive value of the potential stock price appreciation during the vesting period. In response, companies limited the use of such vehicles and instead started granting larger blocks of options. Options were maintained to be the most effective compensation tool in terms of aligning executives' interests with shareholders; they were posited to be worth little or nothing on the day of grant and said to provide gain to the executive only if the share price rose.

With a vengeance

While options were widespread beforehand, Corporate America has granted them with a relative vengeance since 1990. On average, large companies in the U.S. have increased the number of options available to grant (as measured by the percentage allocation of shares for compensation purposes) by 70% since 1989 (Pearl Meyer, "A Picture of Executive Compensation Trends," ACA News, June 1997).

Increasingly, the topic of public-company compensation begets a plethora of emotional, defensive, antagonistic, and populist rhetoric. Now that the ante is higher both for the recipient and for the decisionmakers, it seems appropriate to get some distance on the subject of executive pay and attempt a new perspective. In this article we seek to do just that. What follows are our insights on four major trends that we believe will affect executive compensation as we turn the corner into the next century.

1. Mega-grants of stock options as the norm

Mega-grants of stock options are now broadly accepted and are hardly mega: Now they are the norm. They first showed up in the 1980s. Anthony O'Reilly at Heinz, the late Roberto Goizueta at Coca-Cola, and a number of others received large grants of stock - larger than what fell within the boundaries of typical practice. They were often presented to the public and shareholders as grants intended to cover a multi-year period ("frontloaded"). They were termed "mega-grants."

Defined loosely, an option grant in excess of 100,000 options may be called "mega." But that threshold may turn out to be normal rather than outsized. Michael Eisner's grants have been frontloaded every five years. The last one was 8 million options. Earlier this year Ronald LeMay was recruited from Sprint to join Waste Management and received a 2 million option grant at signing. (Subsequently, LeMay left Waste Management after three months to return to Sprint.) Large option grants are now the signing bonus of choice; a recent study showed that among 55 of 57 companies hiring a new CEO, the median grant was

150,000 options (Executive Compensation Reports, January 1, 1997).

Whether frontloaded or granted annually, the volume of option grants has increased significantly. Ten years ago, Fortune 500 companies could be counted on to grant options equaling from about one-half to three-quarters of a percent per year of their outstanding shares. To receive **shareholder** approval,

companies would make a proposal to authorize options amounting to about 4-6% of their common stock and expect it to last them for five years or so. Today, the average "annual run rate" on **dilution** has grown from less than 1% to somewhere between 1-1 1/2% in Fortune 500 companies. These numbers are much higher for high-tech and other growth sectors where the rates of **dilution** can easily reach 4-5% each year. As a result of the increased option grants, companies are going back to **shareholders** more often for more shares. The **Investor** Responsibility Research Center (IRRC) recorded a 50% increase in the number of **stock option plan** proposals in 1995 and a steady stream at the same rate in 1996.

As employees have been stockpiling their unexercised options and their companies have gone back to shareholders for approval to grant more, the investment community has begun to focus on a previously unregarded figure called "overhang." Overhang equals the total number of options that have been granted but not yet exercised, plus the options which have been authorized by **shareholders** but not yet granted. Together, **investors** consider these two figures to represent the potential **dilution** they are certain to experience. The IRRC notes that **investor** tolerance for overhang in most sectors is at or near 10%. When a new proposal brings overhang above 10%, it often requires lobbying by management to gain approval from institutional shareholders. The IRRC reports that overhang in 435 S&P 500 companies that it monitors averaged 9.5% in 1996.

So, it is clear that companies must manage their relations with shareholders carefully on this point. Indeed, while "no" votes on shareholder proposals were once just a few percent - and largely attributed to malcontent shareholders - the very passage of proposals for more shares is now a legitimate question. In 1996, the average vote against compensation plan proposals in a survey of about 300 solicitations reached 19% (Executive Brief, O'Melveny & Myers LLP, May 16, 1997).

We can't leave the discussion of overhang without noting that it is a misleading figure and bears less attention than it is getting. First, two companies that go to shareholders and ask for share authorizations of 6% of the current common shares outstanding will see an identical increase in their overhang. But if Company A plans to use 1% of its shares each year and Company B 2% of its shares per year, Company A's shareholders are experiencing a slower pace of dilution. Overhang figures have no regard for pace. Second, companies that promote ownership of stock among their executives tend to have larger overhang figures. These companies often encourage executives to hold options, since exercising them incurs a tax liability, and often a large portion of the shares must be given up in the process. Conversely, companies where executives regularly take gains early eliminate those shares from consideration, and the overhang figure is reduced. So, when investors question dilution, they should be giving more weight to the annual run rate than to overhang.

The proliferation of mega-grants and the ensuing increase in ownership dilution raise a philosophical question - one with no right or wrong answer but

one worth asking nonetheless: Are CEOs really worth this much? In his groundbreaking 1964 study, Human Capital, Nobel economist Gary Becker argued that executives are worth the rate that labor markets set for them, because they have both the general training and firm-specific knowledge that make them indispensable. The demands of the job must be significantly greater today than they were at the time Becker wrote his study. Technology, short product life cycles, rapidly transforming markets, global competition, and more sophisticated capital markets would seem to raise the stakes for virtually any company and its leadership. Statistics bear out that the markets have reflected this notion in CEO pay. In real terms (i.e., adjusted for inflation), CEO pay increased 100% between 1970 and 1990. The attendant rate of change has undoubtedly increased in the years since 1990.

When Derek Bok, the former president of Harvard, published his book The Cost of Talent a few years ago, he came at it differently. Bok acknowledged that CEO pay reflected "the high regard Americans have for the initiative and success and the importance commonly attached to leadership in explaining the fluctuating fortunes of large, prominent organizations." But he also asked if pay levels in business weren't out of kilter for a society whose need to teach and care for a large proportion of its citizens was vital to its continued and improved well-being. Underscoring his point is that teachers have received a mere 10% increase in real wages over the same 20-year period during which CEO pay doubled.

If the supply of qualified CEOs is so limited that large real increases in pay are warranted, we come back to the question of how to deliver that pay. The recent number of highly publicized failures of prominent CEOs may support the argument that the supply of top talent is limited, but it also argues that CEO selection is by no means foolproof. Accordingly, tying CEO pay to their eventual performance may be the best way to reward those who fill the job.

On this point, mega-grants have real weaknesses. First and foremost, mega-grants are capable of delivering real wealth to executives without relative wealth for shareholders. Each time the price of a stock goes up a buck, the executive with the million-share grant notches a million-dollar unrealized gain. With the Dow increasing 15-20% a year, in just a few years the CEO whose company's stock underperforms the Dow by five points each year could have racked up $ 10-20 million while significantly eroding relative shareholder value.

2. Sharing wealth with employees

As executive pay has escalated through the use of stock-based plans, this ownership opportunity has been provided increasingly to the broader population of employees on a more limited basis. Since 1989, an estimated 2,000 companies have adopted broad-based stock plans, including Ford Motor, Pepsi, Merck, and BankAmerica. Those in favor acclaim the enlightened leadership of these firms for sharing the wealth and "creating a sense of ownership" among all employees. Those opposed view it as a cynical move by management to take the heat off of their own compensation.

The logic of broad-based stock plans is built upon the stagnant to falling real wages of workers and the extra burden borne by the work force throughout the downsizing and reengineering exercises of the last decade. These cost-saving factors are undoubtedly driving at least some of the run-up in share prices; so,

isn't sharing some of that run-up a fair way to reward those who have been carrying the torch? Further, isn't a small amount of dilution a cheaper (and more performance-sensitive) way to reward employees than to incur higher fixed costs?

It would seem so, but our experience with broad-based stock programs suggests that, when they work, it is not because of compelling logic but simply because they are introduced with an effective communication program, and the timing is right. When this happens, excitement gets created and a broad-based stock program can be just as effective or even more so than other reward programs. But, when the timing is wrong, an effective roll-out won't help much. When is the timing wrong? We believe that, when the prevailing mood in a company is negative, stock options for the rank and file won't work. Programs that work are usually introduced when there is already confirmed and recent positive stock price performance. Accordingly, broad-based programs probably do little for a company turnaround.

Like all broad-based programs, however, employee stock options often suffer from entitlement disease. Over time, recipients often regard them as a right rather than a benefit. In fact, when the stock price stalls or drops, we often hear recipients asking what the company will do to replace the lost gains. The last word on broad-based stock option grants may be that, because they fail the "line-of-sight" test (i.e., their value is tied to factors the individual participant feels he/she cannot influence), they become in time just another benefit program like profit-sharing or health insurance.

3. The emergence of a new owner-manager class

The rise of the public corporation has in turn given rise to an academic notion called "agency theory." In less developed economies, the owner was indeed the manager as well as the key employee. A tradesman might have one or more employees or apprentices, for example, but his interests were aligned by virtue of his both owning and running his business. As economic and human capital became separated, the owners needed managers to run their businesses for them. Aligning the interests of these "agents" with those of the owners of the enterprise has thus become the subject of much discussion (and much of our consulting).

One view holds that agents should be well insulated from owners so that they can make better long-term decisions for all stakeholders: owners, employees, customers, and the communities in which they participate. The more prevailing view in the U.S. today encourages agents to have their interests so closely aligned with owners that they think and act just as the owners would. (Of course, not all owners' interests are coincident or even well aligned, which becomes a much broader topic than we will address here.)

Suffice it to say that trends in executive pay have gone far to align the interests of the managers and the shareholder. Specifically, executive ownership has increased significantly in recent times, and most CEOs today have a significant share of their current and potential net worth tied up in their company's stock price. While it has been argued, most notably perhaps by Warren Buffett, that the stock option is asymmetrical with shareholders' interests - it rewards on the upside but has no penalty on the downside - today there are two significant factors which mitigate against Buffett's argument. First, stock

ownership guidelines, whether implicit or explicit, have resulted in meaningful stock ownership by executives. Second, even where there may be no investment by an executive in an unexercised stock option, significant unrealized value accumulates for many option holders. The result is that when stock prices drop, their estate value drops in a meaningful way. It may not be the same as having true "skin in the game," but it still counts in economic and psychological ways.

Though not founders of their companies, today's owner-managers have accumulated large ownership blocks as agents. CEOs of large companies such as Allied-Signal (market capitalization: $ 25 billion) and Ralston Purina (market capitalization: $ 10 billion) have beneficial ownership of almost 1% of their companies. In the case of Allied-Signal, Larry Bossidy has achieved his ownership stake after only six years with the company.

Academics continue to be vexed by the issue of tolerance for risk as it relates to management's level of beneficial ownership. At what point does greater stock ownership make managers become more risk-averse? Rather than concentrate their ownership in their own company, should they be diversified as their financial planners will encourage them to be? It appears that risk tolerance is a highly personal issue and one that cannot be determined easily. Jack Welch and the late Roberto Goizueta amassed large fortunes while leading their respective companies to extraordinary levels of sustained total shareholder return. Both are known for their unflagging and rigorous attention to their companies' performance despite long tenures in the job and undisputed recognition as champions of shareholder wealth creation. Goizueta was born into patrician circumstances, Welch into a working-class family. Neither seems to have taken a risk-averse course with his company, despite having a personal fortune riding on its success. The comparisons are undoubtedly simple, but they highlight the difficulty of pinpointing when a manager's interests may be too aligned with those of the owners or too significant relative to the manager's personal net worth and aspirations for estate-building.

4. Wealth transfer: what to do with all this wealth

Given the level of wealth that has accumulated at the upper levels of Corporate America, planning for retirement has taken on a new meaning. Accordingly, the next big thing in executive compensation may have less to do with pay than with how companies can help their executives avoid sending the lion's share of their wealth to the IRS. While corporations in the past simply offered executives the services of a financial planner or accountant as a perquisite, companies are today in a position to help shelter wealth from taxes through such provisions as transferable options, deferred option gains, and the use of insurance vehicles that executives can transfer into trusts.

Transferable options can have major benefits. By transferring the options to an immediate family member, appreciating assets are removed from the CEO's estate, thereby lowering the taxable value. The company has provided incentive to the executive, but by changing the ownership of the option, the inheritance tax and perhaps the gift tax are minimized. If options are transferred before they appreciate in value, this move can be a significant way of preserving wealth.

Another approach is to let executives convert their supplemental retirement benefits or deferred compensation accounts into insurance. Where executives have

sufficient wealth to live on for the remainder of their lives, they can take these deferred benefits and have them swapped into a split-dollar policy. The executive then transfers the ownership of the policy into an irrevocable trust and, again, manages to minimize inheritance taxes for his or her heirs. Whether they leave it to family members or name charities as their beneficiaries, many executives are now working for their estates rather than ensuring a certain standard of living for themselves.

Will shareholders and society revolt?

With each year comes new rounds of criticism and outrage hurled at the just-revealed levels of executive compensation. And yet, each year thereafter there are new records being set in one way or another. As mentioned at the article's opening, we can attest to negative reaction at least as far back as 1930 when both the media and Congress raised a cry over CEO pay at Bethlehem Steel. Perhaps the market for capable talent is simply working, and - like prices at the gasoline pump - people will always complain when reported pay rates go up. Nevertheless, attempts at reform can come from many angles:

Rank and file uprising. Whether organized or not, labor is increasingly taking a more vocal position on executive pay. Emboldened by its apparent success in the recent UPS strike, it is not hard to imagine labor taking a much tougher stance on executive pay, and perhaps using this issue to gain the ear of a wider audience. Given the interests of their members, unions are likely to insist on sharing the wealth rather than just seeing executives curb their own. In effect, this will leave companies with highly paid executives in a weaker bargaining position with organized labor. Companies with highly paid executives may face two choices: sharing the wealth through wage concessions or tolerating an antagonistic work force that appears to be gaining new influence on the corporate scene.

Government intervention. Various legislative proposals to limit executive pay - or at least its deductibility as an expense for corporate tax purposes - have been floating around Congress almost continually now for several years. A look at the administrative burden even a small change in tax code, such as the "million-dollar cap," brings, business is well served to avoid legislative intervention. Legislation borne of a populist movement to curb executive wealth could constrain companies from pursuing capable talent and could have the unintended consequence of inducing large companies to domicile themselves somewhere other than in the U.S. Tax revenue would be lost and the country would likely suffer creeping economic erosion.

Shareholder resistance. As noted earlier, shareholders are already showing significant resistance. While CalPERS and other institutional shareholders have highlighted egregious cases of poor performance matched with high pay, the focus of resistance is shifting to companies' requests for new authorizations of shares for stock-based pay plans. Here again, boards and management may want to think twice before they let shareholders dictate their agenda. We have already pointed out the shortcomings of shareholder groups' focus on overhang figures to determine whether or not new shares should be authorized. But there is a more fundamental problem shareholders might miss. Applying standard limits to dilution rates treats all dilution as if it were the same. Clearly, dilution via stock-based compensation is not all bad for shareholders. Some of the most dilutive companies, i.e., those with high annual run rates of stock or option

grants, are the best performers. Microsoft, a bellwether of shareholder value creation, has been granting options equal to about 4-5% of its common stock in each of the last three years. Shareholders must look much more closely at dilution than they currently do.

Economic factors. Certainly, executive wealth creation would be curbed by a stagnant or depressed stock market. But whether or not one believes that pay levels for executives are set by a market freely seeking equilibrium or by boards of directors who for whatever reason are not vigilant in requiring a pay-for-performance relationship, an experienced observer knows what is likely to happen: A depressed market would create pressure for compensation to be

delivered in other forms, such as cash or benefits. It is unreasonable to expect
that companies can afford cash or benefit expenditures that would match some of the option gains achieved over the past several years, but it is easy to predict that executives would not be standing in soup lines because the stock market has foundered.

Another economic scenario to consider is whether the talent pool will expand - thanks to baby boomer demographics and an influx of seasoned executives from Europe and Asia - and drive the price for executives down. If the talent pool does expand, the direction of executive pay levels may end up reflecting whether the governors of corporate policy, i.e., boards and their compensation committees, really respond to the free market for executive talent or add some twist of their own.

Despite giant leaps in financial theory (e.g., agency economics) and empirical research over the past 30 years, academic economists at Wharton and other leading business schools tell us there is still no reliable way of assessing the relative magnitude of the executive"labor market effect" on CEO pay levels, as against the many other influences that determine CEO pay and wealth. However, even if it were empirically demonstrated that the acceleration in CEO pay is due to the "war for talent" (Business Week, August 11, 1996), we doubt that those opposing high pay levels would accept the evidence. No empirical data can prove incontestably that a specific level of pay or wealth is "too high."

Innovation before revolution

Corporate America will be best positioned by applying its own self-regulation, and it will behoove directors and senior management to consider whether their own self-regulation is being appropriately applied - not by putting a lid on pay and wealth accumulation levels but rather through the pay-for-performance relationship. Among all the criticisms of executive pay, relatively little of it is directed at CEOs whose companies deliver exceptional shareholder value.

Companies are devising innovative approaches to strengthening the pay-for-performance relationship. With the need to install innovative and potentially intricate alternatives to present compensation programs and with the dynamic changes in executive pay that obscure the boundaries of what is reasonable and appropriate, board members face a greater challenge in determining what is best for their companies. As with other aspects of being a

director today, it requires diligence to separate the forest from the trees.

Timeline: A history of compensation

Early to Mid 1800s

1818 Pensions are established for war veterans.

1847 The Massachusetts Health Co. of Boston is organized as the first American company authorized to issue medical insurance.

1860 Andrew Carnegie builds Carnegie Steel Co., as the first significant corporations begin.

1861 Revenue Act establishes first income tax - a flat rate of 3% on personal income over $ 800.

1872 Income tax terminated.

Late 1800s

1875 The first employee-sponsored pension plan is started by American Express Co.; benefits are 50% of final 10-year average pay, not to exceed $ 500 annually.

1882 Standard Oil forms the first trust, followed by the formation of trusts for steel, copper, and tobacco.

1892 Major corporations take shape with the founding of General Electric Co. (followed closely by U.S. Steel in 1901 and International Harvester in 1902).

Early 1900s

1900 Pattern Makers League of North America becomes the first labor organization to set up a pension plan for its members.

1902 Bethlehem Steel adopts one of the first executive incentive (bonus) plans.

1904 DuPont Co. adopts a bonus plan.

1909 Tariff Act is the first Congressional levy on corporate income: a 1% rate on profits over $ 5,000.

1910 Montgomery Ward adopts the first group accident and sickness policy for employees.

1911 First group life insurance policy is issued by Equitable Life Assurance Society.

1913 Federal Income Tax Law imposes corporate and personal income tax: personal income tax of 1% on income over $ 20,000, up to 6% on income over $ 2 million.

1918 General Motors obtains stockholder approval on its first bonus plan.

1920s

1921 Federal tax exemption is granted to profit-sharing and bonus plans, and a separate capital gains rate is adopted for income taxes.

1926 Federal tax exemption is extended to pension plans.

1928 The Metropolitan Insurance Co. underwrites the largest group health plan in the country - 180,000 employees of General Motors.

1928 Bonus and profit-sharing plans become prevalent; in one study, 64% of companies have established plans.

1929 President Eugene Grace of Bethlehem Steel receives a bonus of $ 1.6 million atop a salary of $ 12,000.

1930s

1931 As resentment toward corporate executives builds, stockholders file suits against Bethlehem Steel and American Tobacco Co. contesting executives' bonuses and options.

1933 In Rogers v. Hill, the U.S. Supreme Court establishes the principle of judicial review of public corporation executive compensation arrangements, and determines that excessive payments may be actionable by the shareholders.

1934 Executive incomes recover after the Depression years, but remain 30% below their 1929 level.

1935 The New York Times publishes names of individuals receiving particularly large compensation.

1935 President Roosevelt signs the Social Security Act.

1937 Social Security contributions begin. Workers and employers contribute 1% of pay up to $ 3,000 yearly.

1940s

1940 Retired workers start receiving Social Security benefits of up to $ 41.20 a month.

1942 Revenue Act amendment prohibits qualified retirement plans from discrimination in favor of high-paid employees.

1944 Highest ever marginal tax rate of 91%, and capital gains tax of 25%.

1945 After World War II, stock options receive more attention as corporate founders attempt to draw the second generation of executives closer to an ownership perspective.

1946 Blue Shield Medical Care Plans Inc. is organized.

1947 Taft-Hartley Act is passed, permitting joint labor/management welfare and pension funds.

1949 First major medical group insurance contract is issued by Liberty Mutual Insurance Co. to management personnel of General Electric.

1950s

1950 Revenue Act creates "restricted stock option" which shields gain at exercise from taxes until shares are sold, at which time capital gains tax of 25% applies.

1951 American Management Association (AMA) publishes first annual study of executive compensation and concludes that executive compensation accounts for a steadily declining portion of net income as profits increase.

1955 Ford and the UAW establish supplemental unemployment benefits.

1960s

1960 Beginning of rapid growth in long-term disability plans.

1961 Henry Ford Il publicly defends stock options as in the public interest because they encourage efficiency and productivity.

1962 Basic steel companies and the can industry negotiate savings and vacation plans.

1964 Civil Rights Act (Title VII) prohibits discrimination in pay on the basis of race, color, religion, sex, or national origin.

1965 Medicare is created through amendments to the Social Security Act.

1967 The first national prescription drug plan is adopted.

1969 Stock appreciation rights first issued.

1969 Tax Reform Act greatly reduces tax advantages of qualified stock options, sets new income tax rates, increases capital gains tax rate to a maximum of 35%, and establishes gains on qualified options as "tax preference income" at 10%.

1969 Nonqualified stock options gain favor as qualified options lose favor under the Tax Reform Act of 1969, and relative attractiveness of cash versus deferred income increases.

1970s

1973 The auto industry negotiates a "30 and out" pension provision, providing unreduced pension benefits after 30 years of service.

1973 Health Maintenance Organization Act becomes law, requiring employers to provide HMO options in health benefit plans.

1973 CBS becomes the first company to pay out a performance unit plan.

1974 Employee Retirement Income Security Act (ERISA) sets maximum retirement benefits and maximum savings or profit-sharing contributions and establishes major reforms in the private pension system.

1975 Tax Reduction Act stimulates development of Employee Stock Ownership Plans (ESOPs) through tax incentives.

1976 Tax Reform Act eliminates remaining favorable tax benefits for qualified stock options.

1976 Three-fourths of publicly held firms have bonus award programs.

1978 Revenue Act of 1978 establishes qualified deferred compensation plans (section 401(k)) under which employees are not taxed on the portion of income they elect to receive as deferred compensation rather than direct cash payments. It also creates simplified employee pensions, changes IRA rules, and establishes nondiscrimination rules for cafeteria plans.

1980s

1980 The gap between the rich and the poor grows, as citizens with incomes in the top 25% increase their share of national income by 15.9%, and Americans with incomes in the lowest 25% watch their share of national income drop 6.8% from 1980 to 1992.

1980 For the first time in U.S. history, more than half of all women 20 years old and over are in the work force.

1981 President Reagan orders the firing of some 12,000 air traffic controllers when they refuse to end their illegal strike, dealing what many see as a fatal blow to the power of organized labor.

1982 Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) changes Keogh plan contribution limits, establishes a new category of plans known as top-heavy plans, and tightens Section 415 limitations.

1984 Deficit Reduction Act of 1984 (DEFRA) changes the regulation of cafeteria plans, taxes key employees on available taxable benefits if they receive more than 25% of nontaxable benefits, and changes the taxation of group term life insurance.

1984 Tax Reform Act of 1984 changes rules concerning 401(k) plans, IRAs, SEPs, ESOPs, ISOs, top-heavy plans, and golden parachutes.

1985 Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) requires employers with 20 or more employees to continue health care coverage to employees and their dependents under certain conditions when coverage otherwise would have been terminated.

1986 The passage of the Immigration Reform and Control Act (IRCA) makes it illegal for employers to hire illegal aliens and requires employers to verify

the legal status of new hires.

1986 Tax Reform Act of 1986 reduces 15 tax brackets to two (15% and 28%), increases the maximum capital gains tax to 28% from 20%, and affects virtually every aspect of executive compensation.

1986 Age Discrimination in Employment Act, originally passed in 1967, is amended to prohibit mandatory retirement at any age; employer-provided benefits for older workers must be equal to those for younger employees.

1986 Tax Reform Act of 1986 establishes faster minimum vesting schedules, changes the rules for Social Security integration with private pension plans, restricts 401(k) and IRA contributions, and affects virtually every aspect of executive compensation.

1986 Omnibus Budget Reconciliation ACt of 1986 (OBRA '86) requires that employers with pension plans provide pension accruals or allocations for employees working beyond age 64 and for newly hired employees who are within five years of normal retirement age, followed in 1987 by OBRA '87, which

changes pension funding rules.

1988 The CEOs of the largest 100 companies earn an average of $ 2 million, 93 times the wages paid to the average production worker at these companies.

1990s

1990 The explosion of managed care delivery systems continues throughout the decade, with enrollment in HMOs and PPOs growing from fewer than 5 million in 1980 to more than 72 million by 1990.

1990 Hailed as the most far-reaching civil rights law since the Civil Rights Act of 1964, the Americans With Disabilities Act employment discrimination provisions apply to virtually all employers with 15 or more employees and protect any individual with "a physical or mental impairment that substantially limits one or more major life activities."

1991 New tax law limits to $ 1 million the amount of executive compensation a company can deduct unless compensation is linked to performance.

1991 Partly in response to growing shareholder complaints and to an 18% decline in corporate profits, average CEO pay falls for the first time in 42 years, dropping 7% to $ 1.1 million, but total compensation, including stock options, actually rises 26% to $ 2.5 million. Average CEO pay is 104 times the average wage for production workers.

1992 The SEC confirms shareholders' rights to question executive compensation through proxy resolutions.

1992 Disney CEO Michael D. Eisner realizes $ 197 million in stock option gains.

1993 Omnibus Budget Reconciliation Act of 1993 (OBRA '93) reduces the amount of compensation that can be considered in calculating qualified benefits.

1993 In response to a firestorm of resistance, the Financial Accounting Standards Board (FASB) backs off its proposal to make companies recognize the cost of options as an expense, and instead requires companies to disclose the estimated cost of options in a footnote.

1993 With 58% of women now in the work force, the Family and Medical Leave ACt goes into effect, allowing any full-time employee to take 12 weeks of leave to care for a child or an ill family member and to return to the same job or a job of equal position.

1994 With the top tax bracket rising to 39.6% and the capital gains rate remaining at 28%, stock options become more popular.

1995 Average total compensation for CEOs rises 30%.

1995 The percentage of workers covered by defined benefit plans continues to drop, falling to 52% in 1995 from 56% in 1993, while the percentage covered by defined contribution plans continues to grow, reaching 55% in 1995, up from 49% in 1993.

1996 Despite new organizing efforts, union membership drops to 10.2% of the private-sector work force, its lowest point in half a century.

1996 Corporate profits rise 11%, while the average CEO salary and bonus rise 39% to $ 2.3 million, and average total compensation rises 54% to $ 5.8 million, compared with a 3% increase in average wages for production workers.

1997 While corporate boards shift the mix of executive compensation away from cash and toward stock options, corporate profits and the stock market soar to record highs, generating unprecedented gains for option holders.

1997 Assets in mutual funds reach $ 3.9 trillion by the end of May 1997, up from $ 770 billion at year-end 1987.

1997 Taxpayer Relief Act of 1997 and the Balanced Budget ACt of 1997 set the stage for the first balanced budget in decades, establish new requirements for a number of benefit plans, and reduce the capital gains rate from 28% to 20% for certain assets.

Source: Sibson & Company

Editor's Note: See John Balkcom's article, "Executive Compensation: A History of Imbalance in Public Controls, Shareholder Interests and Executive Rewards," published in the Spring 1977 DIRECTORS & BOARDS, for his earlier timeline - a "micro-history," as we called it then - of compensation.

The authors gratefully acknowledge the research assistance of Bronwyn Poole and Sasha Kramer. The timeline has been updated from the version first prepared in connection with John Balkcom's 1977 DIRECTORS & BOARDS article on the history of executive compensation.

John Balkcom (at left) and Roger Brossy (at right) are principals of Sibson & Company, management consultants in executive performance and pay, sales and

marketing, and organizational performance and rewards. Balkcom is based in Chicago, and Brossy heads the firm's Los Angeles office and co-leads the firm's financial services practice.

GRAPHIC: Photograph; Table; Illustration

IAC-CREATE-DATE: February 10, 1998

LOAD-DATE: February 11, 1998

The New York Times, September 21, 1997

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September 21, 1997, Sunday, Late Edition - Final

SECTION: Section 3; Page 1; Column 1; Money and Business/Financial Desk

LENGTH: 3416 words

HEADLINE: EARNING IT;
Some Second Thoughts On Options

BYLINE: By ADAM BRYANT

BODY:
WHAT could possibly be wrong with stock options?

Considering the number of companies that have embraced them as a way to reward not only top executives but also lower-level workers, stock options seem to be practically a religion in some parts of corporate America. They are widely promoted for their many virtues: They align the interests of shareholders and employees, they can help attract and retain scarce talent and they have turbocharged the remarkable economic engine of Silicon Valley. Options are even spreading to countries like Japan and Germany that once outlawed or discouraged their use. "There is a rightness to them," Andrew S. Grove, chairman of the Intel Corporation, said in a recent interview.

But not everyone is nodding in agreement. Compensation experts are building a body of research suggesting that stock options may have some unintended side effects. And there is growing concern among shareholders about the ballooning liability these options represent.

"Investors are scrutinizing stock options like never before," said Richard H. Wagner, president of Strategic Compensation Research Associates in New York, a consulting firm that helps companies design stock-plan proposals. "They are assessing whether they are a good investment or a waste of corporate assets."

Even in Silicon Valley in Northern California, where stock options have become standard in most compensation packages, some people are having second thoughts about whether stock options deserve their great reputation.

To the degree that there is a backlash against options, it is a surprisingly swift one, considering that the spread of incentive pay is precisely what many activist shareholders and experts in corporate governance called for in the 1980's and early 90's. In response to broad criticism that top executives were paid like bureaucrats, companies started using stock options to put much of their pay at risk.

Stock options -- which are, in their most basic form, a promise made by a company to offer a number of its shares at a set price, for a fixed period -- have spread quickly because they let companies have their cake, eat it too, and get a second helping. Corporations, for example, do not have to record stock options as a compensation expense on the set of books they

show shareholders, and therefore there is no charge to earnings. But when employees cash in their options, the cost to the company is treated as an expense and corporations get a tax deduction.

"It may appear to be free money," said P. Jane Saly, professor of accounting at the University of Minnesota. "But clearly, there is a cost to shareholders."

But with the remarkable climb of the stock market in recent years, and boards issuing mega-grants of a million or more options to top executives, the practice has led to rich, and widely publicized, pay packages for top executives. That in turn has led many investors to question whether executives deserve such a hefty tip for their companies' performance.

Nevertheless, stock options are growing as a percentage of shares outstanding at companies. At the nation's largest 200 companies, options represented 11.8 percent of the shares last year, compared with 6.9 percent in 1989, according to Pearl Meyer & Partners, an executive compensation consulting firm. At 23 of those companies, including Morgan Stanley, Travelers, Warner-Lambert and Microsoft, more than 20 percent of all shares were set aside for stock-related incentives.

The investment firm Sanford C. Bernstein & Company has estimated that the total value of shares set aside for options at all public companies has risen to about $600 billion from about $60 billion in 1985.

But shareholders are saying, in greater numbers, that enough is enough.

Data compiled by Strategic Compensation Research show that the percentage of "no" votes is rising against management proposals to issue more stock options. Of 1,072 companies requesting option authority over the last year, roughly a quarter of them received "no" votes totaling more than 20 percent of outstanding shares. At 35 companies, the "no" votes represented more than 40 percent of the shares outstanding. At several companies, including Electroglas Inc. and Omni Multimedia Group, proposals for stock-option plans were voted down.

THOSE numbers also understate the backlash against stock options, said Mr. Wagner of Strategic Compensation Research. Many companies, sensing that they are likely to suffer an embarrassing defeat, will pull back a stock-plan proposal before putting it to a vote. Five years ago, any opposition was rare, he said.

In another measure of shareholder discontent, the Investor Responsibility Research Center said that the average proportion of stockholders voting against stock-option plans climbed to 19 percent in 1996 from 3.5 percent in 1988, a more than fivefold increase.

As much as stock options appear to be free when they are issued, the cost is no longer so well-hidden. It is now commonplace for companies to report that they must spend money to buy back shares to offset dilution from stock options -- meaning that with more shares outstanding, earnings per share automatically dwindle. The Microsoft Corporation, for example, said in July that it repurchased 37 million shares for $3.1 billion in its most recent fiscal year. The average price of the repurchased stock was $84, compared with an average exercise price of $31 for all outstanding options. In the past, when a company announced a share-repurchase program, its stock price typically jumped. But these days, buybacks are less likely to get such a positive reaction.

"Companies have been literally buying shares at all-time highs to pay for the the options they have issued," said Patrick S. McGurn, director of corporate programs for Institutional Shareholder Services.

Such programs are not only transferring large sums of wealth from shareholders to insiders, said Nell Minow, a principal at Lens Inc., an investment management firm. They are also shifting the voting power that goes with those shares to insiders, giving them greater ability to drown out dissident voices in proxy votes.

"These very extensive stock-option programs are hostile takeovers from the inside," she said.

There are also growing questions about precisely what shareholders are getting for their money when companies grant stock options to top executives and employees.

Some complaints are familiar, including the observation that stock options reward mediocre performance in a bull market, and that employees who are given stock options enjoy far less risk if the stock falls in price than do outside investors, who pay for their shares.

BUT many side effects of stock-option plans are less well-known.

At the annual meeting in Boston last month of the Academy of Management, for example, William Gerard Sanders, a professor of strategic management at Brigham Young University, said he found statistical evidence that big stock-option packages for top executives tended to increase the frequency of acquisitions and divestitures.

This "symbolic churning," as Mr. Sanders called it, is a means to signal that the company is making "positive, pro-active change" that companies hope will be reflected in a jump in their underperforming stock. After all, because there is plenty to gain and little to lose with stock options, a chief executive can act like a slugger ahead on the count, swinging for the fences.

In his study of 250 large United States companies from 1991 to 1995, Mr. Sanders also found that at companies where top executives already owned significant blocks of stock, there were comparatively few acquisitions and divestitures.

"When top executives get options, the evidence suggests they start experimenting," Mr. Sanders said. "We know that most of the time when they churn, they do not create value. But if the options gain considerable value from an escalating stock price, then they churn less."

At the same meeting in Boston, two management professors -- Edward J. Zajac of Northwestern University and James D. Westphal of the University of Texas at Austin -- said they found that a narrow focus on a single indicator of performance, like the stock price, tended to result in tunnel vision that sacrificed other measures of performance, like sales, net earnings, return on assets or return on equity.

The timing of option awards to executives is also intriguing, according to a report by David Yermack, a professor of finance at New York University, in the June issue of the Journal of Finance. In a survey of 620 option awards among Fortune 500 companies from 1992 to 1994, he found a pattern of chief executives' receiving option awards shortly before favorable corporate news was announced.

For example, Mr. Yermack cites as one example the fact that K. Grahame Walker, chief executive of the Dexter Corporation, a maker of specialty coatings and adhesives in Windsor Locks, Conn., was awarded options on April 24, 1992. Over the next three months, the company announced that its quarterly earnings had more than doubled and that it planned to sell a division.. A spokeswoman for Dexter said that the timing of Mr. Walker's option award was dictated by its annual meeting.

Perhaps the most trenchant criticism of most stock-option plans has come from one of

corporate America's elite. In a speech last year to Wall Street analysts, Robert B. Hoffman, chief financial officer of the Monsanto Company, said that conventional options "tend to reward attendance, not performance."

At the time, Monsanto had surpassed its goal of a 20 percent return on equity, the threshold at which its previous options package took effect. Executives wanted to set a new, more challenging target.

At the meeting, Mr. Hoffman announced a new, two-pronged incentive program that he said would reward shareholders before it rewarded top executives. One was for four sets of options that would become valuable only when the company's stock surpassed price targets of $150, $175, $200 and $225. Monsanto's stock is now trading at $38.75, or the equivalent of $193.75 before a five-for-one split last year.

The second aspect of Monsanto's incentive package is that top executives are required to buy stock in the company with money lent them by the company. If they do not reach certain targets, like performing better than the 75th percentile of the Standard & Poor's industrials through the year 2000, the executives will have to pay the company back.

"Our management will be subject to both the upward opportunities and the downward risks inherent in stock ownership," said Robert B. Shapiro, chairman and chief executive of Monsanto.

ALTHOUGH companies like Transamerica and Bank of America have also adopted option packages that require some kind of premium performance, such incentives are not commonplace. Frederick W. Cook & Company, a compensation consulting firm, said in a report last year that 14 percent of the country's largest 250 companies tied options to specific performance criteria, up from 6 percent in 1993.

Why don't more companies have programs like Monsanto's? Part of the answer may be that companies in different industries have varying opportunities for growth. But Charles M. Elson, a professor at the Stetson College of Law in St. Petersburg, Fla., offered a simpler explanation.

"It's a board dominated by the manager," he said. "Overcompensation is basically the fault of passive boards that agree to salary packages on demand, without spirited negotiations."

Many companies are willing to move the threshold at which stock options can be exercised, but typically they engage in the heads-I-win, tails-I-still-win strategy of repricing stock options downward, not upward, thereby making it easier to reach a point where the options become valuable. While such generosity to executives of companies with poorly performing stock is not so common in the current bull market, the practice could well return in a bear market.

"The repricing of underwater options has the perverse effect of rewarding poor stock performance," said Kurt Schacht, general counsel of the State of Wisconsin Investment Board.

STOCK-OPTION programs for lower-level employees have, in general, come under less criticism. Although there is scant evidence suggesting that such programs help improve corporate performance, more companies are adopting them, including the Chase Manhattan Corporation and DuPont.

The chairman and directors of the Coram Healthcare Corporation even took the unusual step last year of returning stock options representing about 10 percent of the company's shares and, trying to accelerate a turnaround of the company, used them instead as an incentive for

employees. (The company's stock has remained flat since the program was announced.)

For all its criticisms of conventional stock options, Monsanto said last year that it would give them to its 27,000 lower-level employees to foster a sense of ownership. "Intuitively, it makes sense," A. Nicholas Filippello, the company's chief economist, said in a recent interview.

While stock options may make workers feel more like owners, that feeling may not be lasting. When options are "in the money" after the exercise date -- trading above the price at which they were issued -- workers tend to cash them in fairly quickly, according to a study published last year of 50,000 employees at eight corporations.

Two professors, Steven Huddart of Duke University and Mark Lang of the University of North Carolina, found that the employees typically exercised their options years before the expiration date, effectively surrendering about half their potential long-term value.

Such option plans may also backfire on a company in a bear market.

"It works really well as long as the stock price is going up," said Professor Saly of the University of Minnesota. "But if a major part of an employee's compensation is based on the stock price, and you take someone who is making $40,000 and make $10,000 disappear, what happens to employee morale?"

Second thoughts on stock options tend to encounter the strongest head winds in Silicon Valley, a place where options have been hailed as a key to the area's booming economy, a way to attract talent to ideas while also keeping salaries low in a company's fragile start-up phase. Options, touted as a refreshingly egalitarian approach to compensating workers, have created enough young millionaires driving expensive cars for a respectable traffic jam, even by California standards.

BY all accounts, workers in Silicon Valley have grown quite sophisticated about stock options. Young, talented engineers who years ago were surprised to learn that they received something called stock options now hold out until their demands for sizable options packages are met.

In Silicon Valley, options have even become a kind of currency to pay for outside help. A company called Talentwave in Larkspur, Calif., often takes options as payment when it helps start-ups find top executives.

"If I'm the person who has some of the responsibility for assembling the technical team, why can't I price myself in the same way?" said Jim Trattner, president of Talentwave.

One of Talentwave's principals, Emily Nelson, does management consulting and headhunting work for a number of fledgling technology firms, and has decided to take most of her pay (a percentage of which goes to Talentwave) in the form of stock options, rather than cash.

At first, she said, it was a way to lower her fees without feeling as if she had lowered her fees. But she now has about 60,000 options and expects to get another 40,000 in about three months. Most of the companies she works with have not yet gone public.

"I have a great portfolio, but my bank account is empty," said Ms. Nelson, who adds that she regularly works 100-hour weeks. "But I decided that this is how I'm going to make it."

Her vision of making it includes doing business consulting from a home on the Oregon coast while having more time to play with her toys. (She's serious about the toy part -- her rare time off is spent at Toys "R" Us, she said.)

"Next year, I may be a millionaire, but it will depend on the market," Ms. Nelson added. "People consider me revolutionary or foolish."

In a sense, though, Ms. Nelson is pursuing a more diversified and less risky strategy than many others in Silicon Valley, who job-hop from one start-up to another in the hope of striking it rich.

And although the number of start-up companies continues to grow in Silicon Valley, the likelihood of joining another Apple or Microsoft in its infancy is not getting better. If companies develop a promising technology, they are often quickly bought out by larger competitors, thereby accelerating option packages for top executives of the smaller concern, but not necessarily the options held by lower-level employees. Sometimes young companies are not bought out at all, and instead are simply overtaken by a competitor with more marketing heft. That is what happened to a Seattle company called Intermind, which developed technology that automatically sends customized information over the Internet to a computer user. But it was soon eclipsed by similar offerings from Microsoft and Netscape. Intermind has shrunk considerably from its peak of about 80 employees, but company officials say it will soon make an important announcement about its next move.

Some experienced hands in the valley have seen so many start-ups sputter that they have largely sworn off stock options.

After Roger L. Thornton went to work for Cypress Semiconductor 10 years ago at age 23, he found himself sitting on almost $100,000 in proceeds from stock options. An early convert to options, he then spent many years accumulating options from a number of fledgling firms that ultimately proved worthless.

Now a consultant at 33, he typically takes his pay the old-fashioned way. He and the three other partners in his firm set aside 20 percent of their revenues each year for investing, typically in more mature technology companies that they know well.

"As an investor, you can cover your odds on a lot of bets," said Mr. Thornton, whose firm is Medialane, in Cupertino, Calif. "But when you are an employee, you can only make that bet so many times in your career."

"There's this perception that you come to Silicon Valley and get rich quick. It makes good folklore, but the fact of the matter is that most people get rich very slowly," he added. "By working hard, I can guarantee that it will happen if you do it that way."

While he recognizes that stock options have helped make Silicon Valley so successful, he also said that some companies abuse them as a way to underpay people in the face of long odds that the options will pay off.

"I'd like to say that while people are getting more sophisticated about stock options, they can also be used to play on an individual's greed," he said.

What is clear, though, is that employees and executives, particularly talented ones who are in demand, want more options, and companies are giving them as signing bonuses and using them as tools to retain the people they want to keep.

And what if the stock market flattens out for a long period? The widespread use of options has raised at many companies an expectation, even a sense of entitlement, that the options will always pay off.

As it is, options have led to a number of legal spats. A former executive with the Parametric

Technology Corporation recently won $1.6 million after a Los Angeles jury decided that his company dismissed him mainly because he would soon be eligible to cash in valuable Many companies also insist on so-called bad-boy clauses in their options packages for senior executives, giving them the right to demand that departing executives give up their options, or repay recent profits from exercising them, if they do something considered harmful to their former employer.

In a flat stock market, companies may feel pressure to reprice options or issue more of them to satisfy demands of employees who have come to expect a payoff. Either way, said Mr. Wagner of Strategic Compensation Research, companies are going to find that shareholders are likely to grow increasingly intolerant of overly generous stock-option grants.

"Many companies are at their limits already," Mr. Wagner said. "What are they going to do for an encore?"

GRAPHIC: Photos: Emily Nelson, a consultant to high-tech start-ups, has amassed about 60,000 options in lieu of fees. Roger L. Thornton has received so many worthless options over the years that he now prefers to be paid in cash. (Photographs by Jenny Thomas for The New York Times)(pg. 12)

Charts: "Beginning Of a Backlash?"
For years, shareholders rarely voted against management. But of 1,072 stock-option proposals before stockholders from July 1, 1996, to May 31, 1997, a total of 256 drew a "no"vote from more than a fifth of those voting. (Source: SCRA Database)

"A Tough Sell" lists companies at which proposed stock-option plans received the most shareholder "no" votes or abstentions in 1996, and the potential dilution of their stocks under the plans. (Source: Investor Responsibility Research Center)(pg. 13)

LOAD-DATE: September 21, 1997

79TH STORY of Level 1 printed in FULL format.

Business Week

April 21, 1997
Correction Appended

SECTION: SPECIAL REPORT; Number 3523; Pg. 58

LENGTH: 4604 words

HEADLINE: EXECUTIVE PAY

BYLINE: By Jennifer Reingold in New York, with bureau reports

HIGHLIGHT:
Tying pay to performance is a great idea. But stock-option deals have compensation out of control

BODY:

It seems to have worked like a charm. In recent years, as boards shifted the mix of executive pay away from cash and toward stock options, corporate profits and the stock market have vaulted to record levels. It's exactly the win-win situation that pay for performance was expected to bring: more reward for the leaders and better returns for shareholders, who can sleep well knowing that executives feel the same pain they do if their companies underperform.

It's a soothing lullaby, but shareholders are starting to wake up to some sour notes. The explosion of executive pay -- propelled by huge option grants, easy performance provisos, and a bull market -- has created a windfall for all. Star CEOs are winning big, but so are many second-stringers. Even for the success stories, the CEO's gains often exceed the company's own strong year proportionally. And while the mass embrace of options has helped shareholders, options have hidden costs and are diluting those gains to the tune of tens of millions of dollars.

Few doubt 1996 was a stellar year. The Standard & Poor's 500-stock index rose a stunning 23%. Corporate profits rose, too -- an impressive 11%. Who would begrudge U.S. chieftains a healthy raise?

Apparently, no one. But many CEOs took that -- and a good deal more. For 1996, CEO pay gains far outstripped the roaring economy or shareholder returns. The average salary and bonus for a chief executive rose a phenomenal 39%, to $ 2.3 million. Add to that retirement benefits, incentive plans, and gains from stock options, and the numbers hit the roof. CEOs' average total compensation rose an astounding 54% last year, to $ 5,781,300. That largesse came on top of a 30% rise in total pay in 1995 -- yet it was hardly spread down the line. The average compensation of the top dog was 209 times that of a factory employee, who garnered a tiny 3% raise in 1996. White-collar workers eked out just 3.2%, though many now get options too.

It all adds up to quite a payday -- and one that's raising a storm of criticism. ''We've got terrible tensions this year'' with institutional

investors, says Pearl Meyer, president of pay specialist Pearl Meyer & Partners. Even many shareholder advocates who pushed for the move to pay for performance in the early 1990s question whether the approach is working. As once-outsize options packages become the norm, many CEOs are taking the lion's share. Far smaller gains are going to managers and other key employees. The disturbing message: The CEO deserves nearly all the credit for the company's success. Worse, there's very little downside to many CEO pay deals. Many executives are negotiating big guaranteed payouts in case they stumble. And if the market drops, some pay experts worry that executives will demand -- and get -- options at lower prices to ensure that their pay packets remain full.

What are the main results of BUSINESS WEEK's 47th annual Executive Pay Scoreboard? Compiled with Standard & Poor's Compustat, a division of The McGraw-Hill Companies, the survey examines the compensation of the two highest-paid executives at 365 of the country's largest companies. In comparing pay with performance over three years, BUSINESS WEEK found that Microsoft's William H. Gates III and Avon Products' James E. Preston gave investors the best results for their pay (page 61). Conseco's Stephen C. Hilbert and America Online's Stephen M. Case were the worst-performing CEOs relative to payouts.

Despite the soaring pay, many experts argue that the system is working better than ever. They see the bull market and healthy corporate sector as proof positive that companies get what they pay for. They argue that as long as CEOs continue to turn in strong results for their shareholders, the absolute level of executive pay is irrelevant. ''You can't legislate morality,'' says James E. McKinney, consultant at pay experts Hirschfeld, Stern, Moyer & Ross Inc. ''The U.S. is the most exciting economy the world has ever seen.'' Adds Charles W. Sweet, president of A.T. Kearney Executive Search: It's simply ''the cost of finding brains.'' LITTLE-KNOWN LEADER. In many cases last year, those brains cost a lot more. The top ranks were peopled by such corporate standouts as Intel's Andrew S. Grove, who earned $ 97.6 million, and Travelers Group's Sanford I. Weill, who made $ 94.2 million, most of which remains in Travelers stock that he can't sell until he retires. Heading our list for the second straight year was Lawrence M. Coss, the little-known CEO and chairman of Green Tree Financial Corp., based in St. Paul, Minn. Thanks to a five-year deal set in 1991 that paid him 2.5% of pretax income, Coss made $ 102.4 million last year -- a 56% rise over the $ 65.6 million he earned in 1995.

By any standard, Coss's paycheck is huge. And for many investors and pay experts, he remains the poster boy for all that is right with pay for performance. Coss himself makes no apologies. ''Indeed it is a huge number,'' he says, ''but I'd rather talk about the success of the company.'' That's easy to do. Between 1991 and 1996, Green Tree's shares had compounded annual returns of 53% as it became the largest lender to the manufactured-home sector. Although two small pension plans recently sued Coss and the board for excessive compensation, most big shareholders appear satisfied. ''In no way would I consider him overpaid,'' says Thomas W. Smith, partner at Prescott Investors Inc., which holds 2.7 million shares.

Like Coss, most well-paid execs point to stock gains as proof that their pay is richly deserved. Ask Sam Wyly, chairman of Sterling Software Inc., about the fact that his $ 439 million company produced three of the biggest pay packages in Corporate America last year, and he lets out a belly laugh. ''We should,'' he says, pointing to the company's 673% stock price rise since its 1983 initial

public offering. The payouts -- which totaled $ 69.6 million for Wyly, $ 34.7 million for his brother, vice-chairman Charles J. Wyly Jr., and $ 58.2 million for CEO Sterling L. Williams -- came mostly from option exercises.

Yet if few would dispute the success of such fast-growing companies, investors are increasingly asking how much is enough to get top performance. Again, take Coss. His pay is so gargantuan that it dwarfs his stellar performance. The ratio between his three-year pay and the shareholders' return puts Coss third on BUSINESS WEEK's list of CEOs who gave shareholders the least for their buck. Moreover, the huge award significantly diluted other shareholders' gains: Coss's payouts cut Green Tree's 1996 earnings 16%, to $ 308.7 million.

Because he received shares directly, rather than options, Coss's compensation differs from that of most CEOs. But as the sheer number of options has soared, shareholder dilution is proving an unanticipated by-product. Companies use options in part to align executives' interests with shareholders. But they also favor them because -- unlike other forms of pay -- they never show up on an income statement. Instead, starting this year, companies must footnote them in their annual reports using the Black-Scholes fair value option pricing model.

It takes some digging, but those footnotes provide plenty of surprises. For all the benefits that options create, they're not free. PepsiCo Inc., for example, reported that its option grants would have reduced earnings by $ 68 million, or 6% last year, had they been counted as compensation. Medical-equipment maker Guidant Corp.'s earnings after charges would have taken an 11% hit. By putting more potential shares into circulation, options reduce every shareholder's slice of the earnings pie. And because the footnotes include only options granted since 1995, Bear, Stearns & Co. accounting analyst Pat McConnell estimates they understate the impact by at least 50%. CONCERNED INVESTORS. Companies with broad-based option plans say the dilution is a small cost next to the benefit of motivating employees. But the largest share of those new options goes to the corner office. According to Executive Compensation Reports, a Fairfax Station (Va.) newsletter and database, 51% of companies that have reported granting options for 1996 have given 10% or more of them to the CEO. In 1993, only 18% of companies did so.

But that's not the only hidden cost of options. Companies have been buying back shares in record numbers, even as many sell discounted shares back to executives when they cash in their options. With many shares trading near record highs, those companies are paying top dollar to buy back stock -- while execs pocket the aftertax difference between the option price and the market price. That often results in large cash outlays, and it also means executives end up with an ever higher percentage of outstanding shares. ''Want to talk about the largest social welfare transfer program in the world?'' says Patrick S. McGurn, director of corporate programs at Institutional **Shareholder** Services Inc., a proxy advisory service based in Bethesda, Md. ''It's from **shareholders** into the pockets of executives.''

So far, **investors** have been relatively quiet on **dilution.** But now they're taking notice. Institutional **Shareholder** Services is recommending ''no'' votes against at least 20% of new **stock-option plans,** including those at Starbucks Corp. and Sprint Corp. And the five New York City pension funds will oppose some one-third of plans this year, primarily because of concerns over dilution.

Options ''do come home to roost,'' says Jon Lukomnik, New York City Deputy Controller for pensions.

Another unwelcome result of the shift to pay for performance: It's not just the best who are pulling in giant pay. Performance targets are often set so low -- or so loosely -- that they're virtually meaningless. ''Performance criteria are almost like intellectual Silly Putty,'' says Warren Bennis, Distinguished Professor of Business Administration at the University of Southern California's Marshall School of Business.

According to Executive Compensation Reports, of proxies examined so far this year, only 6.6% of option-granting companies issued any ''premium-priced'' options -- those with prices above market value on the day of issue. And though the number is up from last year's 3.5%, most companies boasting premium-priced options make them only a small portion of the package. Just 20% of PepsiCo CEO Roger Enrico's 1.7 million stock-option awards in 1996 were made at prices above then-current market value, for example. And of last year's record-setting grant of 8 million options to Walt Disney CEO Michael D. Eisner, only 3 million were awarded at above-market prices.

Shareholder advocates say that tougher targets are necessary to keep from rewarding average CEOs who are simply riding a bull market. Nell Minow, a principal in LENS, an activist investor group, argues, for example, that executives should outperform the market or their peer group to receive big packages.

Instead, with grants in the hundreds of thousands of shares now commonplace, managers can earn a big payday even if their stocks rise only slightly. In Eisner's case, if Disney shares rise a tiny $ 2 annually -- a poor performance by Disney's standards -- the value of his market-priced options would increase $ 10 million annually. And there's little real downside. Few executives suffer financially if the stock drops. ''One of my biggest complaints is there's not much risk'' with options, says Anne Yerger, director of research at the Council of Institutional Investors. ''In a bull market, most executives are going to get money.'' LOSING THE BALANCE? As a result, many execs whose performance trailed their peers' have also benefited. Typical was H.J. Heinz's Anthony F.J. O'Reilly, who made $ 64.2 million last year. His company's stock performance rose just 11%, trailing both the S&P and other food companies. O'Reilly defends his huge option grants as part of a generous incentive scheme. ''There can be no more honorable or fairer way'' to compensate CEOs, O'Reilly argues.

The staggering rise in pay for the good, the bad, and the indifferent has left even some advocates of pay for performance wondering whether the balance between the CEO and the shareholder is tilting the wrong way. ''I've been consulting for over 20 years and have seen options accepted carte blanche as a good thing,'' says George B. Paulin, president of compensation consultancy Frederic W. Cook & Co. ''Now, boards and investors are starting to question the structure of option deals.''

In the meantime, many top execs have amassed vast troves of options that have yet to be exercised (page 66). Among those with the largest potential jackpots: Disney CEO Eisner, who holds some $ 364.4 million in unexercised stock options. The gains are so enormous that AOL's Case, who cashed in most of his $ 27.4 million in options before growing pains and accounting changes beat up the stock last year, is still sitting on options worth an additional $ 116.6

million. And topping the list is HFS CEO Henry R. Silverman, with $ 544.3 million in exercisable stock options.

The question, of course, is why boards don't set the performance bar higher. While compensation committees are much more vigilant than they've ever been, Kayla J. Gillan, general counsel at the California Public Employees' Retirement System, a $ 110 billion pension fund, points out that about 25% of the companies in the S&P still have an insider on the compensation committee. And companies fear they'll lose talent if their executive pay falls below that of their peers. That helps to inflate compensation. Says Howard B. Edelstein, a principal of the Todd Organization, a benefits consulting firm: ''Companies are saying, 'Take me to the middle.'''

Despite recent requirements that boards disclose the criteria they use to set pay, there's plenty of wiggle room. At Mattel Inc., for example, newly named CEO Jill E. Barad wasn't eligible for a bonus in 1996 because the company missed internal targets. So instead, the board awarded her a $ 280,000 ''special achievement bonus'' for progress made in 1995. And like many executives, Barad has also negotiated protection should things at Mattel go wrong. If Barad is dismissed or leaves for ''good reason,'' she'll receive five times her last salary plus average bonus, become vested in an executive retirement plan at the age of 50, and have a $ 3 million loan forgiven. SELLER'S MARKET. Even those whose subpar performance makes their options worthless have recourse. For example, in 1995 Digital Equipment CEO Robert B. Palmer was granted 300,000 options at the then-market price of $ 48. The next year the package was smaller, but the exercise price fell to $ 37.75 to match the swooning stock. If the stock returns to its already depressed 1995 price, Palmer will pocket nearly $ 2 million.

Many consultants say companies, faced with executives who are more willing to job-hop, must dole out juicy options packages and guarantees to get the execs they want. It's a seller's market, with CEOs in demand holding most of the cards. ''In many cases,'' says Peter T. Chingos, national practice director of compensation at KPMG Peat Marwick: ''You don't have a choice.''

And if the recent tremors in the stock market turn into an earthquake? With shareholder returns increasingly the gauge for setting executive compensation, the truest test of pay for performance may come in a bear, not a bull, market. Yet few expect CEOs, now accustomed to supercharged awards, to cut back. Instead, experts anticipate demands for lower-priced options or for more cash. ''When stock prices go down [CEOs argue], it's purely the vagaries of the market,'' says Kevin Murphy, a professor of business administration at USC. ''But when they go up, it's what they did to create value.''

Already, the pressure to reprice has begun. After a difficult few years in the trucking industry, Jerry W. Walton, chief financial officer at J.B. Hunt Transport Services Inc. in Lowell, Ark., says he tried to get the top brass to reprice their options, which have fallen below market value, on condition that they surrender some of the stock. Included: a grant of 2.5 million options for Chairman Wayne Garrison. ''Everybody thought it was a good idea to reprice,'' Walton says with a laugh. ''Nobody thought it was a good idea to surrender [the options].''

Will executive pay ever descend from the heavens? Some who helped push the early-1990s reforms aimed at trimming exorbitant executive pay -- and tying it

more closely to performance -- are cynical. ''I wouldn't say the glass is half full; I'd say it's one-millionth full,'' says Minow. ''I do think things have improved. But a lot of the reforms we thought would happen with executive pay have been ineffective.'' For shareholders, 1996 was a good year indeed. But it was a far better year for the boss.

THE TOP-PAID CHIEF EXECUTIVES...

		1996 SALARY AND BONUS THOUSANDS OF DOLLARS	LONG-TERM COMPEN-SATION	TOTAL PAY
1	LAWRENCE COSS GREEN TREE FINANCIAL	$102,449	none	$102,449
2	ANDREW GROVE INTEL	3,003	$94,587	97,590
3	SANFORD WEILL TRAVELERS GROUP	6,330	87,828	94,157
4	THEODORE WAITT GATEWAY 2000	965	80,361	81,326
5	ANTHONY O'REILLY H.J. HEINZ	2,736	61,500	64,236
6	STERLING WILLIAMS STERLING SOFTWARE	1,448	56,801	58,249
7	JOHN REED CITICORP	3,467	40,143	43,610
8	STEPHEN HILBERT CONSECO	13,962	23,450	37,412
9	CASEY COWELL U.S. ROBOTICS	3,430	30,522	33,952
10	JAMES MOFFETT FREEPORT-McMORAN C&G	6,956	26,776	33,732
11	JOHN CHAMBERS CISCO SYSTEMS	$619	$32,594	$33,213
12	STEPHEN WIGGINS OXFORD HEALTH PLANS	1,738	27,270	29,008
13	ECKHARD PFEIFFER COMPAQ COMPUTER	4,250	23,546	27,796
14	STEPHEN CASE AMERICA ONLINE	200	27,439	27,639
15	JOHN WELCH GENERAL ELECTRIC	6,300	21,321	27,621
16	RICHARD SCRUSHY HEALTHSOUTH	11,380	16,197	27,577
17	HENRY SILVERMAN HFS	3,752	19,990	23,742
18	NORMAN AUGUSTINE LOCKHEED MARTIN	2,781	20,324	23,105
19	JOHN AMERMAN MATTEL	3,732	18,923	22,655
20	DREW LEWIS UNION PACIFIC	3,131	18,320	21,452

... AND TEN WHO AREN'T CEOS

		1996 SALARY AND BONUS THOUSANDS OF DOLLARS	LONG-TERM COMPEN-SATION	TOTAL PAY
1	SAM WYLY STERLING SOFTWARE	$1,571	$68,036	$69,608
2	FRANK LANZA LOCKHEED MARTIN	1,947	48,918	50,865
3	RICHARD KINDER ENRON	2,458	35,238	37,697
4	JAMES CROWE * WORLDCOM	1,497	34,280	35,777
5	CHARLES WYLY JR. STERLING SOFTWARE	816	33,870	34,686
6	JOE ROBY DONALDSON, LUFKIN, JENRETTE	$8,773	$24,220	$32,992
7	SHIGERU MYOJIN SALOMON	10,558	20,873	31,431
8	FRANK MARSHALL CISCO SYSTEMS	490	27,879	28,369
9	WILLIAM RHODES CITICORP	1,300	22,189	23,489
10	JOEL ALVORD FLEET FINANCIAL GROUP	3,040	19,409	22,449

* FORMER CEO OF MFS COMMUNICATIONS

DATA: EXECUCOMP BY STANDARD & POOR'S COMPUSTAT, A DIVISION OF THE MCGRAW-HILL COMPANIES

PAY FOR PERFORMANCE: WHO MEASURES UP... AND WHO DOESN'T

To see how pay matches up to performance, BUSINESS WEEK uses two measurement systems. One relates to how good a job the boss did for shareholders. The other compares what the boss made with how well the company did.

EXECUTIVES WHO GAVE SHAREHOLDERS THE MOST FOR THEIR PAY...

1994-96	Total pay* Thousands of dollars	Share-holder return**	Relative index
1 WILLIAM GATES Microsoft	$1,436	310%	286
2 WARREN BUFFETT Berkshire Hathaway	904	109	231
3 THOMAS GOLISANO Paychex	1,475	238	229
4 MICHAEL BIRCK Tellabs	3,369	537	189
5 RICHARD USSERY Total Systems Service	2,454	315	169
...AND THOSE WHO GAVE SHAREHOLDERS THE LEAST			
1 STEPHEN HILBERT Conseco	165,223	133	1.4
2 SANFORD WEILL Travelers	156,166	146	1.6
3 LAWRENCE COSS Green Tree Financial	197,007	230	1.7
4 ANTHONY O'REILLY H.J. Heinz	68,179	66	2.4
5 JOHN WELCH General Electric	57,292	104	3.6

EXECUTIVES WHOSE COMPANIES DID THE BEST RELATIVE TO THEIR PAY...

Business Week, April 21, 1997

1994-96	Total pay* Thousands of dollars	Avg. return on equity	Relative index
1 JAMES PRESTON Avon Products	$7,907	141%	107
2 B. THOMAS GOLISANO Paychex	1,475	28	102
3 WILLIAM GATES Microsoft	1,436	27	93
4 MITCHELL FROMSTEIN Manpower	10,415	32	84
5 C. RUSSELL LUIGS Global Marine	4,851	20	83
...AND THOSE WHOSE COMPANIES DID THE WORST			
1 STEPHEN CASE America Online	33,460	-413	-226
2 ROBERT PALMER Digital Equipment	3,840	-25	-40
3 ANDREW LUDWICK Bay Networks	1,512	14	-39
4 JAMES ROBBINS Cox Communications	3,991	2	-13
5 JOHN ROACH Tandy	3,967	7	-12

*Salary, bonus, and long-term compensation paid for the entire three-year period **Stock price at the end of 1996, plus dividends reinvested for three years, divided by stock price at the end of 1993

DATA: STANDARD & POOR'S COMPUSTAT

Options: The Hidden Costs

In a footnote in this year's annual reports, companies are required to disclose -- for the first time -- the cost of options. Although current accounting rules treat options as cost-free, here's what a handful of companies would have to deduct from 1996 earnings if options were accounted for:

MILLIONS	
MCI COMMUNICATIONS	$97
PEPSICO	68
BRISTOL-MYERS SQUIBB	55
J.P. MORGAN	52
TRAVELERS	51
GILLETTE	47
MORGAN STANLEY	43
RAYTHEON	29
COMPAQ	21
REPUBLIC INDUSTRIES	18
USAIRWAYS	15

DATA: PEARL MEYER & PARTNERS INC.; BEAR, STEARNS & CO.; COMPANY REPORTS;

FORTUNES IN THE FUTURE

These chief executives still have huge rewards to reap from stock options that have yet to be exercised. The top 20 treasure chests:

EXECUTIVE/ COMPANY	VALUE OF NONEXERCISED STOCK OPTIONS* THOUSANDS OF DOLLARS
HENRY SILVERMAN HFS	$544,284
MICHAEL EISNER WALT DISNEY	364,360
CHARLES WANG COMPUTER ASSOCIATES	248,928

RICHARD SCRUSHY HEALTHSOUTH	188,044
STEPHEN HILBERT CONSECO	145,860
ROBERTO GOIZUETA COCA-COLA	134,059
WAYNE CALLOWAY PEPSICO	123,785
LAWRENCE ELLISON ORACLE	121,178
STEPHEN CASE AMERICA ONLINE	116,592
DANIEL TULLY MERRILL LYNCH	111,387
JOHN WELCH GENERAL ELECTRIC	$107,310
SANFORD WEILL TRAVELERS GROUP	101,547
ECKHARD PFEIFFER COMPAQ COMPUTER	97,381
STEPHEN WIGGINS OXFORD HEALTH PLANS	81,514
LOUIS GERSTNER IBM	81,183
STEVEN BURD SAFEWAY	80,938
LAWRENCE BOSSIDY ALLIEDSIGNAL	79,101
SCOTT McNEALY SUN MICROSYSTEMS	78,228
CASEY COWELL U.S. ROBOTICS	72,833
ANDREW GROVE INTEL	72,280

*Based on stock price at end of company's fiscal year
DATA: STANDARD & POOR'S COMPUSTAT

URL: http://www.businessweek.com/index.html

CORRECTION-DATE: May 5, 1997

CORRECTION:

James M. Wells III, president and chief operating officer of Crestar Financial Corp., is not dead, as was wrongly reported in a footnote in the tables accompanying ''Executive Pay'' (Cover Story, Apr. 21).

LOAD-DATE: April 17, 1997

88TH STORY of Level 1 printed in FULL format.

USA TODAY

December 18, 1996, Wednesday, FINAL EDITION

SECTION: MONEY; Pg. 3B

LENGTH: 1020 words

HEADLINE: Stock options rile some shareholders

BYLINE: Tom Lowry

BODY:

Chase Manhattan said Tuesday that it will give 450 options in Chase stock over the next three years to each of its 63,000 full-time employees.

Granting stock options to the rank-and-file is a growing trend by companies seeking to motivate employees by giving them a stake in the company. But investors, particularly large shareholders such as pension funds, are becoming increasingly concerned that new stock options programs are diluting their earnings and voting power. Exercising stock options distributes a company's voting power, profit and assets over a larger number of shares. Each shareholders' stake is diluted as a result.

The **Investor** Responsibility Research Center (IRRC) surveyed 61 institutional **investors** and asked how many would vote against a **stock option plan** that creates potential **dilution** of greater than 10%. Some 77% said they would vote no, up from 58% in 1995.

The average potential **dilution** from stock plans was 9.2% for 435 Standard & Poor's 500 companies included in the IRRC study to be released this week. But some firms such as Morgan Stanley have a potential **dilution** of 68.5%. Chase Manhattan has a potential **dilution** of 21%, IRRC says.

Stock options for all workers are unfair to other **shareholders** who pay for shares and can't get them as "giveaways," says Maryanne Moore, IRRC deputy director.

But more companies, such as Atlantic Richfield, IBM, PepsiCo and Starbucks are offering workers options. The number of companies granting nonexecutives bonuses or stock options jumped to 46% in 1995 vs. 25% in 1992, according to a survey of 1,500 companies by Towers Perrin.

Chase Manhattan launched its first companywide stock options program in 1994 before its merger with Chemical Bank. Since then Chase's stock has increased in value 200%, spokeswoman Kathleen Baum says. "This latest stock options program will have a mildly dilutive

effect because it will be mitigated by the increased value of the stock," Baum says. "Also, dilution will be offset by a new $ 2.5 billion, two-year stock buyback program."

But big investors say stock options are being given out without thought to the consequences. "Granting options shouldn't be automatic and should be given with shareholders' interests at heart," says Roland Machold, director of investments for the state of New Jersey.

But that's ironic, says Sarah Teslik, executive director of the Council of Institutional Investors. "The broad-based option plans are supposed to motivate more people to improve a company's stock price. But a lot of institutional investors have triggers, percentages of dilution, at which they must vote against plans. It would seem some institutions should review those triggers."

Goldman shines: Goldman Sachs Tuesday displayed another reason why Wall Street's investment bankers have every reason to be happy this year: a 68% increase in quarterly pretax profit. Goldman, the last of Wall Street's big private partnerships, told its 9,000 employees it made $ 743 million in the three months through November, vs. $ 440 million a year ago. The quarter brought Goldman's pretax profit for the year to $ 2.6 billion, shy of its 1993 record of $ 2.7 billion.

This year's pretax profit amounts to an average of $ 9.1 million for each of Goldman's 284 partners. But the firm requires that the vast majority of that money be left with the firm until the partners retire. One of the biggest global investment banks, Goldman needs a huge capital base for underwriting securities and trading around the clock in world financial markets. That base has proven an essential cushion in years when the markets plunged and the firm lost money. Goldman does not disclose how much cash it distributes to the partners.

Goldman's report reinforces evidence that the securities industry as a whole is racking up astounding profit. Through the first nine months of the year, industry profit was coming in at an annual rate of $ 11.5 billion, according to the Securities Industry Association. That's up from the previous record of $ 8.6 billion in 1993.

Goldman's 1996 profit has not increased over its 1993 levels by the same proportion as the overall industry has enjoyed because the firm's mix of business is different. Goldman deals almost exclusively with institutional investors and corporations issuing securities. Other firms do more business with individual investors who have become more active investing in mutual funds and stocks.

Contributing: David Henry and Bloomberg Business News

Stock program options

Some stock option plans are so big that if employees exercised

all the options, the companies' outstanding shares would increase by a third or more. The companies with the largest potential dillution:

Company	'96 total potential dilution	'95 total potential dilution	Difference (pctg. pts.)
Morgan Stanley	68.5%	21.1%	47.4
Interpublic Group	40.2%	16.4%	23.8
Marriot International	34.5%	12.3%	22.2
Merrill Lynch	33.5%	36.9%	-3.4
Owens-Corning	31.9%	21.6%	10.3
Autodesk	31.1%	30.0%	1.1
Travelers Group	31.0%	15.4%	15.6
Warner-Lambert	29.7%	14.1%	15.6
J.P. Morgan	28.7%	30.2%	-1.5
New York Times	27.2%	9.5%	17.7
U.S. Surgical	27.1%	26.0%	1.1
Tandem Computers	25.6%	26.2%	-0.6

Source: Investor Responsibility Research Center

LOAD-DATE: December 18, 1996

92ND STORY of Level 1 printed in FULL format.

CFO The Magazine for Senior Financial Executives

August 1996

SECTION: Vol. 12, No. 8; Pg. 10; ISSN: 8756-7113

RDS-ACC-NO: 00934478

LENGTH: 379 words

HEADLINE: Stock Buybacks: The Other Repurchase Option

BYLINE: Bergsman, Steve

HIGHLIGHT:
The strategy of buying back stocks on the open market in order to fund stock option programs is discussed

BODY:

When Roanoke Electric Steel Corp. announced it would repurchase up to 500,000 shares of its stock in April, it wasn't just because chairman Donald Smith thought the stock was undervalued. Roanoke is doing the buy-back to fund the company's **stock option plan.**

The reason is obvious: Issuing new shares of stock to meet stock option programs hurts and annoys **shareholders because of dilution.** Buying back shares on the open market to fund the programs pleases **shareholders** by boosting the share price, and helps management by shrinking the float, thereby helping to guard against takeover threats (see "The Real Magic of Buybacks," December 1995). Among other companies using this savvy maneuver: $2.2 billion Mid Am Inc., an Ohio-based banking and financial services firm, and Caterpillar Inc., the $16 billion equipment giant.

The strategy isn't suited to every company, however. "It depends on what concerns the company more, the cash to buy back the shares or the dilution from issuing new shares," says Paula Todd, a principal with Towers Perrin. "For start-up companies, cash is important. Mature companies can afford the cash. So they would rather do a buyback than issue new shares, which causes dilution and may distress shareholders."

These executive buy-backs are fairly large. At Mid Am, the board of directors has authorized the repurchase of about 5 percent of its approximately 18.8 million shares outstanding for its stock option program. And Caterpillar announced last year that it intended to purchase 10 percent of outstanding shares over a three-to-five-year period.

In the past, shareholders rarely rejected stock option proposals. However, reports Ira Kay, practice director, executive compensation, at Watson Wyatt Worldwide in New York, "the 'no' votes are rising. "Stock option authorizations are at the limit for some shareholders. In the technology sector, some companies have 20 percent or more of their shares authorized for stock options, and shareholders are saying it is enough dilution."

photo omitted

Companies have turned to buyback programs, Kay says, because "they are trying to manage dilution, as stock option grants become larger for trip management and more prevalent for broad employee groups."

-- Steve Bergsman

TYPE: Journal; Fulltext

JOURNAL-CODE: CFOMASEF

LOAD-DATE: November 30, 1999

94TH STORY of Level 1 printed in FULL format.

Business Week

July 22, 1996

SECTION: COVER STORY; Number 3485; Pg. 80

LENGTH: 2924 words

HEADLINE: OPTIONS FOR EVERYONE

BYLINE: By Kerry Capell in New York

HIGHLIGHT:
Even line workers get them. Will they help companies grow?

BODY:

Annie Hansley, a customer-service representative at Chemical Banking Corp., never owned stock or much cared about the market -- until she received options, that is. In 1994, Chemical awarded Hansley and every other full-time employee ''success shares,'' or options to buy 500 shares of company stock at $ 40.50 each. When the stock hit 50, 55, and 60, and stayed there for three days running, employees could exercise a portion of the options and collect the cash. Suddenly, checking the quote in the newspaper became an early-morning ritual at Chemical. And as the stock reached its target exercise prices and employees could cash out for a profit, the excitement reached a fever pitch. ''I hadn't been watching the stock price before. But once it hit 50, it was all we talked about in the morning,'' says Hansley, who as a result of a 1996 merger now works in New York for Chase Manhattan Corp.

Like Hansley, millions of U.S. workers are learning for the first time what the options game is all about. That's because stock options -- once reserved for top executives and workers at high-tech startups that couldn't afford to pay competitive salaries -- are filtering down to an everincreasing number of rank-and-file corporate employees. Since 1989, when pioneer PepsiCo Inc. granted every employee bonus options worth 10% of their salary, an estimated 2,000 companies have instituted their own broad-based option plans. Options are a productivity incentive for booksellers at newly public Borders, tellers at NationsBank, box packers at Pfizer, chemical-plant operators at Monsanto, baggage handlers at Delta Air Lines, and part-time espresso servers at Starbucks.

NO CHARGE. Even more companies are likely to use this incentive now that the Financial Accounting Standards Board (FASB) has settled a decade-old debate that kept many interested employers on the sidelines. In October, 1995, FASB determined that corporations didn't have to take a charge against earnings for fixed-term options. In 1997, the projected cost of options need only be disclosed in a footnote to the annual report, allowing employers to expand their use of options with little direct impact on earnings.

In large part, the options boom is a product of downsizing and reengineering, which has compelled companies to rethink traditional

compensation. Leaner companies rely on fewer employees to shoulder more of the work, while shareholders demand demonstrable links between pay and stock performance. So options are becoming a popular incentive in this new corporate culture that has left employees feeling disenfranchised because of mergers, acquisitions, and layoffs. ''Options are an antidote to the stress and demoralization caused by restructuring,'' says Robert Salwen, president of Executive Compensation Corp. in White Plains, N.Y. ''And they're a way for the company to acknowledge the greater role each of the survivors plays.''

Indeed, companies hope that tying everyone to the stock price will inspire them to do their best to raise it. ''We've been working for years to get the majority of our employees to hold company stock,'' says Sanford I. Weill, CEO of Travelers Group Inc., a diversified financial services company. The idea is to get everyone ''to think like owners and build our wealth beyond what we would get in cash compensation.'' Upon discovering late last year that 26,000 of his 60,000 employees owned no Travelers stock despite opportunities to do so through 401(k) and employee stock-purchase plans, Weill announced in March that everyone with one year of service would receive an additional 10% of their compensation -- up to $ 40,000 -- in options starting in 1997.

Yet critics debate whether options are for everyone. How much impact can the average worker really have on the stock price? While companies with broad-based plans defend the growing number of shares set aside for option grants, it's still management that gets the lion's share. Hard numbers are sketchy so far, but even at companies that are sharing the wealth with more employees, few workers will enjoy gains anywhere near the $ 41 million Weill's options reaped last year alone.

When the market's rise seems to be on auto pilot, and it's easy to make money, options appear to be a no-lose venture. But what happens when stocks inevitably cool? Many employees are market neophytes who have never bought and sold stock, much less experienced a correction. Companies argue employees have little to lose in a downturn since people only exercise if the stock price increases. And the risk of demoralization is tempered since most companies -- for now, at least -- have not reduced salary compensation when they debut broad-based plans. Yet countless new options holders may be in for a rude awakening when they realize the paper profits upon which they planned to retire have gone up in smoke.

That's what happened to Wal-Mart Stores Inc. employees who depended on company stock -- through profit sharing, a stock ownership plan, and options -- for a large portion of their pay. When the stock tanked in 1994, those close to retirement cashed out at a fraction of what they had anticipated. The stagnant stock price caused morale to suffer among the rest of the workers, too. ''It will be extremely interesting how companies explain to employees that all this money they thought they had disappeared in a bear market,'' says Richard Semler, principal in the Los Angeles office of management consultant Sibson & Co.

Indeed, if companies don't educate their workforces about options risk, what looks like a magnanimous corporate gesture today could turn into a major employee-relations problem down the road -- especially if workers ever forgo some of their salary for the perk. That's a big challenge when many workers are still grappling with how to invest their retirement savings through 401(k) plans. And there's an equally tortuous learning curve ahead for the growing

number of options novices, who must acquire market savvy and self-discipline.

To be sure, many companies have been giving workers stock for decades, beginning with employee stock-ownership plans (ESOPs) and more recently through 401(k)s. However, ESOPs and 401(k)s usually must be held until retirement. Options are so alluring because they can be readily converted to cash, offering the prospect -- and danger -- of immediate gratification. This often proves tempting for people who view options as a quick money source instead of a long-term wealth builder, says Paul Allen, director of Smith Barney Inc.'s stock plan services.

PANIC TIME. A 1996 study by two associate accounting professors, Steven Huddart of Duke University and Mark Lang of the University of North Carolina at Chapel Hill, found that two-thirds of the exercise activity of lower-level employees occurs just six months after they are vested and the options are ''in the money,'' that is, when the market price is higher than the grant price. Senior executives exercised at half that rate. Overall, 90% of employees in the study sold their stock right after exercise. By doing so, the typical employee at the eight corporations in the sample sacrificed $ 1 of expected value for every $ 2 realized, Huddart and Lang estimate.

The experience of Chase's Hansley bears out those findings. Swept up in the excitement, she cashed out as many options as possible at the first two exercise prices. She figured she'd sit tight when the stock reached 60 and wait for it to move higher before exercising her last options. But when the price dipped slightly, she panicked and bailed out as soon as it inched back up to the low 60s. Since then, thanks to strong earnings, the bull market, and the merger, the stock has been as high as 74 -- and Hansley rues exercising early. ''If I had a chance to do it again, I'd just hold onto them all,'' she sighs. It would have been worth the wait: Those options would now be worth more than $ 16,000 per employee, almost as much as a typical New York bank teller's annual salary.

So far, the gains employees have collected on options have been a valuable retention tool for companies. ''When the market corrects itself, we'll see the value of options come back down to earth, but right now, they're an incentive for staying,'' says Ray Harrison, senior information-systems manager at Network Equipment Technologies in Redwood City, Calif. ''If you get a nice grant at review time, you think, 'I might as well stick around till I'm vested.'''

Such thinking has benefited fast-food giant Wendy's International Inc. Before the launch of its We Share stock-option plan in 1989, restaurant crew turnover was almost 300% annually. ''The main reason they left was frequent changes in management,'' says Wendy's spokesman Denny Lynch. ''So we had to do something to keep the managers to keep the crew.'' Each year, everyone from assistant manager up gets options equal to 10% of their previous year's earnings. Since 1989, turnover among assistant managers has dropped from 60% to 38%, and crew turnover has been cut almost in half.

Thomas Lee, 25, is one of those who stayed. An eight-year Wendy's veteran, he worked his way up from cook and cashier to assistant manager at Wendy's in Lebanon, Pa. Lee plans to use any options profits for the downpayment on a house. Wendy's assistant manager Sonia Murphy, 29, says the options she and her husband, a McDonald's Corp. assistant manager, receive have taught them the importance of saving.

But for executives whose net worth has dramatically increased thanks to the rapid appreciation of their options, the benefit can be ''tantamount to a bad marriage, since it can cost you too much to leave,'' says New York accountant Stuart Becker. Dave Hill, 40, a former senior manager at Reliastar Financial in Minneapolis, knows people who would like to leave their jobs but don't because they have too many unvested options. Five years ago, Hill passed up a great job offer for just those reasons. ''It's very hard to look at your wife and say: 'I'm walking away from a six-figure amount,' knowing that all I'd have to do is stay there to get the money,'' he says.

The equity options generate can be a double-edged sword for employers. Thanks to patience and planning, Mike Greer, 45, was able to quit his job as the head of small-business banking at Cleveland's Society Corp. (now KeyCorp) and use the $ 250,000 his options produced as the seed capital for his own business. Greer exercised his options incrementally as they reached target prices he set. When he resigned in 1991, he left behind thousands of options. In the years following, the bank merged twice and the stock went from the low teens to as high as 80. ''I'm sure I gave up a substantial amount of money in continued appreciation to start my own business, but there was also no guarantee that I would have survived either of the bank's mergers,'' he says.

Some companies learn the hard way that distributing options broadly is no panacea, even in a bull market. When Houston-based Lyondell Petrochemical Co. went public in 1989, all employees received a one-time option issue equal to 20% of their salary to buy the stock at $ 30 a share. They could use payments from a profit-sharing plan to exercise the options. But for the past seven years, the stock has been trading mainly in the 20s, and the options have been underwater.

Lyondell CEO Bob G. Gower attributes the stock's poor performance to the cyclical nature of the industry. Although earnings have been relatively good -- employees have received profit-sharing payments of 4% to 5% annually since 1989 -- the stock has been out of favor. ''So many things can affect stock-price performance that have nothing to do with the individual employee,'' Gower says. ''Employees may actually be de-motivated upon realizing that it can be like a lottery.'' That's why Gower prefers profit-sharing plans, which keep workers focused on earnings instead of the share price. ''We should only ask employees to control things they can influence, like earnings,'' he says.

Some companies, such as Owens Corning, are looking for ways to use broad-based option plans but link them more closely to good performance. As the current bull market has shown, even companies with mediocre results have seen big jumps in share prices and options values. (Since early 1989, the total return of the Standard & Poor's 500-stock index has been 181%.) So some activist shareholders argue that the exercise prices for options should be pegged only to ambitious increases in the stock price or other benchmarks. Such premium-priced or indexed options would ensure that employees benefit only to the extent that the stock outperforms the market or its peers.

BACKLASH? Some sophisticated **shareholders** question if options are really the ''free money'' that many executives claim they are. They fret that setting aside massive amounts of outstanding shares will **dilute** earnings, hurting existing stockholders. Today, about 10% of shares outstanding are reserved for option grants at companies such as Toys 'R' Us Inc. and Pfizer Inc. But it can be much

higher: Morgan Stanley & Co. requested **shareholders'** approval to allocate 55% of outstanding shares for its 1996 **stock-option plan,** bringing total potential **dilution** from employee options to 73%, according to the **Investor** Responsibility Research Center (IRRC) in Washington. Morgan Stanley **shareholders** had little trouble supporting the plan: Current and former employees own 33% of the company.

The potential for increased **dilution** may be fueling a backlash. The percent of shares voting against new **stock-option plans** was 17.3% as of 1995, a fivefold increase since 1988, the IRRC reports. ''I'm absolutely convinced that number will increase as **shareholders** understand the issue better,'' says Nell Minow, managing director of LENS, an activist money manager in Washington. With **shareholders** sensitive to **dilution,** one of the most delicate balancing acts companies face is determining eligibility, says Peter T. Chingos, head of compensation consulting at KPMG Peat Marwick. Supermarket chain Safeway Inc. issues stock-option grants primarily to store managers and above. ''With 114,000 employees and only 240 million shares outstanding, it's very difficult to give a meaningful amount of stock to everyone,'' explains CEO Steven A. Burd. ''You have to make some choices about how far down in the organization you take it.''

Proponents contend that fears of excessive dilution are unfounded. First, the number of options exercised each year is small relative to total shares outstanding. Dilution at PepsiCo and DuPont Co. is around 1% of outstanding shares, says Matt Ward, a stock-compensation expert at Watson Wyatt in San Francisco. And options are exercised only if the stock price has gone up. Besides, they argue, the income gained from the exercise of options and the corporate tax deductions from nonqualified options can be plowed into repurchasing shares to neutralize dilution. General Mills Inc. repurchases shares at prices lower than the ultimate exercise price, which helps control costs, claims Alan J. Ritchie, vice-president for compensation and benefits at General Mills in Golden Valley, Minn.

FEW NUMBERS. Many companies believe sharing options wealth is a good first step toward bridging the gap between shareholder returns and growth in employee wages and benefits. In 1995, return to shareholders was above 37%, while employees got less than a 3% increase in pay and benefits, says compensation consultant Frederic W. Cook. To combat the ire this might generate, he suggests increasing the amount of acceptable dilution to 20% from 10%, and the number of employees eligible to participate in options plans.

Surprisingly, many companies don't seem to keep hard numbers quantifying options plans' successes. ''We knew going into it there was no way to prove the benefit to the company, but we believed very strongly it was a good idea,'' says PepsiCo spokesman Richard Detwiler. Adds Ward: ''The benefits are so obvious, it's hardly worth the time and money to calculate them.''

Luckily, today's corporations pushing options well down into the organization can take some cues from long-time options users in the high-tech industries, notes Salwen. First, keep the broad-based plan simpler than that for executives. Use only plain-vanilla options and clearly defined vesting periods. Second, don't issue token grants: Make sure the awards are financially significant to the recipients. Third, he says, it's not enough to make employees stock owners. Companies need to create an environment that allows people to act like owners, too.

If properly implemented and communicated, options can be a great equalizer, says General Mills' Ritchie. But if companies and workers don't plan for both the risk and reward, there won't be any real winners in the options game.

...As Employees Become Shareholders

Worker ownership of employers' stock, March, 1996

PLANS	EMPLOYEES (MILLIONS)	PLAN ASSETS (BILLIONS)
ESOPS AND STOCK BONUS	10	$225
401(k)S (MAINLY HOLDING COMPANY STOCK)	2-3	200
STOCK OPTIONS*	3	100

* For plans that include most full-time employees

DATA: THE NATIONAL CENTER FOR EMPLOYEE OWNERSHIP

URL: http://www.businessweek.com/index.html

GRAPHIC: PHOTOGRAPH: NEW HOBBY '' I HADN'T BEEN WATCHING THE STOCK PRICE BEFORE. BUT ONCE IT HIT 50, IT WAS ALL WE TALKED ABOUT IN THE MORNING '' -- ANNIE HANSLEY PHOTOGRAPH BY STEVEN BOLJONIS ; ILLUSTRATION: CHART: OPTIONS ARE BOOMING... CHART BY RAY VELLA/BW ; PHOTOGRAPH: FRESH MIND-SET '' THE IDEA IS TO GET EVERYONE TO THINK LIKE OWNERS AND BUILD OUR WEALTH '' -- SANFORD WEILL SHONNA VALESKA ; PHOTOGRAPH: RISK '' EMPLOYEES MAY ACTUALLY BE DE-MOTIVATED UPON REALIZING THAT IT CAN BE LIKE A LOTTERY '' -- BOB GOWER ROCKY KNETEN ; PHOTOGRAPH: GONE '' I'M SURE I GAVE UP A SUBSTANTIAL AMOUNT OF MONEY IN CONTINUED APPRECIATION '' -- MIKE GREER DANIEL LEVIN

LOAD-DATE: July 18, 1996

Source: All Sources > Market & Industry > By Industry & Topic > Business Services > **Securities Data Publishing**
Terms: **(stock or option) /s (compensation or plan) & (dilut! /s share!)** (Edit Search)

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Investor Relations Business May 27, 1996

Investor Relations Business

May 27, 1996

LENGTH: 596 words

HEADLINE: Proxy Season Redux: Stock Authorization

BYLINE: Matthew Greco

BODY:

The safe harbor provision of the new securities litigation reform law should be popping up in some unexpected places. That includes in the issuance of a few zillion shares among friends-which is what it seems like corporate America is doing through the authorization of common stock.

Recent improvements in proxy statement disclosure have not yet found their way into management proposals on increasing authorized common, according to Institutional Shareholder Services, which has recommended votes against some 40% of such proposals this proxy season.

The issue has been highlighted as **stock**-based **compensation and stock**-swap mergers have forced more companies to go back to the well, explained Pat McGurn, director of corporate programs at ISS. In the past, companies would seek to replenish their common once a decade or so, he said.

"The problem is, we've seen an explosion in the size of the requests-sometimes a quintupling of the float. That's a major change," McGurn said.

Additionally, companies are asking to be given the stock carte blanche-without specifying the need for or the use of the stock, he said. Shareholders are being asked to give up prospective control, a problem that's particularly acute when companies haven't provided much guidance in how the stock is to be used, McGurn noted.

Now, with the safe harbor provision on future performance statements, companies should be providing that guidance, McGurn argued. "In the past they had a legitimate argument for not specifying. Now, it's going to become more of a 'show me' situation."

One company that likely regrets not being more forthcoming is Input-Output, Inc. Shareholders did not approve the company's special meeting request to increase its authorized stock by 300%. The company did not offer anything other than the usual boilerpate explanation. Now, with just 1.3 million authorized but unissued shares, it is in a bind and may have to call a special shareholder meeting to approve the addition of new common stock, McGurn noted.

Christine Eilert, vice president of IR at the $1.6 billion market cap company, said it's possible

Input-Output will call another special meeting, but it may just wait for the fall annual meeting. In the meantime, the company has "less flexibility," said Eilert, declining to comment on disclosure policy or why the measure failed.

If a company wants to increase its float by 50% or 100%, shareholders will likely trust management to give that level of discretion; but if management is asking to increase the float by 200% to 300%, why not explain the rationale instead of giving a boilerplate explanation? McGurn argued. "It makes you wonder if they plucked the number out of a hat and they don't want to tell you that. Why 300% and not 267%? It's so rare that you see it as a round number."

This issue will work itself down into smaller companies, McGurn predicted. Indeed, companies with smaller floats may have a more compelling need to increase their shares. Still, anytime companies want to expand their float more than 100%, it's going to bear closer scrutiny. And holders from hedge funds to index holders will likely view the issue similarly, McGurn said. "Potential dilution is potential dilution. No one wants to see his **shares diluted.**"

And disclosure is not everything. Some companies have sufficient disclosure but still want "excessive" shares, McGurn noted. For example, Steven Madden, Ltd. needed 200,000 shares to acquire Diva International, Inc. but asked holders to increase its shares from 10 million to 60 million.

LOAD-DATE: August 7, 1998

College Retirement Equities Fund
No-Action Response
Dated February 28, 2002
Regarding
No-Action Request by Cadence Design Systems, Inc.
Dated February 8, 2002

Exhibit 2

Specialized Business Publications

Option Plans and Dilution
Specialized Business Sources
(organized by date)

Publication	Title	Date	Author	Comment
Investor Responsibility Research Center	Potential Dilution from Stock Plans at S&P Super 1,500 Companies	2001	Annick Siegl	Published annually. Analysis of potential dilution from equity compensation plans. Finds that average potential dilution (options outstanding plus shares available for grant, divided by shares outstanding) at firms increased from 12.7% in 1998 to 14.6% in 2000. Details on more than 50 non-shareholder-approved plans that were disclosed in 10Ks. (on file with CREF)
Pearl Meyer & Partners, Inc. Research Report	Research Reports: Equity Stake	2001		"the growth in equity use among the top 200 companies represents the largest single annual increase in more than a decade."
Pearl Meyer & Partners, Inc.	As We See It… SEC requires Greater Disclosure of Shares Reserved for Equity Compensation Plans and Terms of Non-Shareholder Approved Plans	2001		Descriptive
William M. Mercer News Release	Sustained Bull Market Drove Use of Broad-Based Stock Options to New Heights	12/04/2001	Ann M. Egan	"A new study from human resources consulting firm William M. Mercer, Incorporated shows that 54% of large US companies now disclose having a broad-based stock option plan, up from 47% last year and 30% in 1997." Mercer study also found that "[c]ompanies with broad-based stock option plans tend to reserve and grant more shares than companies without a broad-based plan, potentially leading to dilution concerns. Mercer's latest

Publication	Title	Date	Author	Comment
				dilution study, among the same 350 companies, indicates that dilution is now at an all-time high of 13% (at the median) of common shares outstanding, up from 12% last year and 11% in 1997."
Frederick W. Cook & Co., Inc.	In Defense of Stock Option Accounting	11/09/2001	Frederick W. Cook	Rebuttals of Morgenson's arguments.
ISSue Alert	Debunking the Mythology of the Age of Equity	09/2001	Patrick S. McGurn	"Myth: Stock Options Have No Cost. If anything qualifies as the 'biggest lie' of the Equity Age, this was it." "Shareholders' growing realization that big option gains come directly out of their pockets appears to be leading to closer scrutiny of stock plans." "Sadly, more boards appear to be bypassing the proxy process by unilaterally adopting broad-based, non-shareholder-approved option plans. In 2001, for the second straight year, there was a big drop in the number of stock plans on annual meeting ballots during the proxy season. More than 2,000 stock plans came up for votes at 2001 shareholder meetings, but the number of proposals was the lowest recorded for at least five years. This season's tally of 2,026 proposals is down 13.5 percent from 2000, and it's 23.5 percent below the highwater mark set two seasons ago." "Shareholders' worst fear, however, is that the drop indicates a jailbreak—a full-blown migration away from shareholder approval. A recent survey by iQuanticBuck estimated that about one out of three public tech companies use non-shareholder approved plans—a six-fold jump from 1995"
Practising Law Institute: Tax Law and Estate Planning Series	Hot Issues in Executive Compensation	08/2001	Max J. Schwartz and Scott P. Spector	(on file with CREF)

Publication	Title	Date	Author	Comment
William M. Mercer News Release	Stock "Overhang" Rates Continue to Climb	08/27/2001	Ann M. Egan	"According to a new study from human resource consultants William M. Mercer Incorporated, two-thirds of the nation's largest public companies (67.1%) now have an overhang in excess of 10%. This includes 20.6% of companies with an overhang of 15-20% of CSO and 15.1% with an overhang in excess of 20%." [see chart] "a Mercer analysis of stock overhang and shareholder return levels shows that increased dilution does not necessarily lead to better shareholder returns; in fact, very little connection is evident"
Executive Compensation Perspective (William M. Mercer)	Managing the Dilution Caused by Stock Option Plans	05/2001	Mary Heffernan	"Dilution is the 'cost' of options to shareholders, that is, the percentage of a company that will be transferred to employees when stock options are exercised. The exercise of options usually gives rise to actual dilution, as it results in new shares being issued from treasury and a corresponding increase in the number of shares outstanding. The original shareholders are left owning a smaller proportion of the company than prior to the exercise of the options. Overhang as a measure of "the full impact of a stock option plan. Total potential dilution [or overhang] is equal to the sum of outstanding stock options and shares available for future option grants, taken as a percentage of common shares outstanding ("CSO")." "On the other hand, implementing a broad-based stock option plan, which typically allows a significant proportion of the employee population to participate, generally leads to higher dilution. Most stakeholders normally consider the higher dilution caused by broad-based plans to be acceptable because it aligns employees' interests with those of the shareholders." Share buybacks "To reduce the actual dilution of ownership which occurs from exercising options, companies can use their available cash (or even take on debt) to buy shares back from the open market. For example, purchasing 100 shares on the open market when 100 options are exercised will ensure that a constant number of common shares outstanding is maintained (thus the remaining shareholders continue to own the same

Publication	Title	Date	Author	Comment
				percentage of the company as before). This practice can turn out to be very expensive, especially since options tend to be exercised in a rising market. On the other hand, it does allow a specific cost to be attributed to the option plan."
IRRC Corporate Governance Service 2001 Background Report	Management Proposals on Executive Compensation Plans	03/20/2001	Drew Hambly	History of issue (4) "Potential dilution remains the fulcrum for voting on stock plans among many shareholders. A look at 200's rejected proposals suggests dilution is an important factor indeed. Simply put: higher potential dilution generally means more 'no' votes." (14) "When stock options are exercised, a company's profits and assets are spread over a larger number of shares, and each individual owner's claim on property and assets is diluted correspondingly." (23)
Executive Compensation Perspective (William M. Mercer)	Regulators Focus on Dilution Due to Equity Compensation	03/2001	Howard Golden & Amy Knieriem	"The dilution of public companies' shares due to equity compensation plans continues to be a major concern for institutional investors and shareholder rights groups."
Investor Responsibility Research Center	Executive Compensation Plans Raised in Management Proposals	03/2001	Drew Hambly	Published annually; includes extensive discussion of shareholder voting, broad-based plans, plans not submitted to shareholders for approval, repricing and other issues. (on file with CREF)
Investor Responsibility Research Center Press Release	Losing Value	02/06/2001		"The widespread use of stock-based incentive plans for company employees, executives and directors has lead to growing levels of potential dilution, and growing levels of investor concern—according to a study released today by the Investor Responsibility Research Center, a leading shareholder research and advisory service. At S&P 1500 companies, the average potential dilution reached 14.6 percent in 2000, compared with

Publication	Title	Date	Author	Comment
				13.4 percent in 1999. At S&P 500 companies, the study found an even more marked upward trend, with average potential dilution jumping significantly to 13.1 percent last year, from 11.4 percent in 1999 and just 9.2 percent in 1995." According to Carol M. Bowie, the IRRC's Director of Corporate Governance Services, "The use of stock and option incentives has traditionally been viewed positively by investors because it ties compensation to company performance...But every time you issue more stock, you dilute the voting power, as well as the earnings and assets per share, of the current shareholders. You slice the pie into thinner pieces, and that's bound to cause concern among those sitting at the table." "Indeed, shareholders are focusing greater scrutiny on the dilution caused by equity-based incentive plans. 'Total potential dilution levels above 10 to 15 percent tend to trigger investor concern—and opposition at shareholder meetings," says Bowie. The IRRC study found 337 such plans put forth last year for shareholder approval for which voting results were available. While all but one of those proposals passed, shareholder opposition averaged a sizable 20.7 percent, with 25 proposals receiving 'no' votes of 40 percent or more. In previous years, these proposals have received less opposition, with an average of only 17.4 percent voting 'no' in 1997"
Potential Dilution 2000 (IRRC)	Potential Dilution from Stock Plans at S&P Super 1,500 Companies	02/2001	Annick Siegl	"Average potential dilution levels among S&P 1,500 companies jumped by more than 1 percentage point in the last year, to an average of 14.6 percent according to IRRC's latest study. At S&P SmallCap companies, the average potential dilution from equity plans is now nearly 17 percent." "Potential dilution is now a key decision factor for investors voting on stock-based compensation plans, and rising dilution levels are attracting negative response from shareholders" [sic] "Many institutional investors have established guidelines to moitor plans when potential dilution exceeds 10 to 15 percent..."

Publication	Title	Date	Author	Comment
				"Generally, companies with high potential dilution can expect greater opposition when presenting otherwise similar stock plan proposals to shareholders than companies with lower dilution." "In general, the higher the total potential dilution, the greater the opposition."
Practising Law Institute: Corporate Law and Practice Course Handbook Series	Disclosures Regarding Executive Officer and Director Compensation and Shareholder Approval of Compensation Plans	01/2001	Marc H. Folladori	(on file with CREF)
Company News on Call	FEI Backs Shareholder Vote Requirement for Stock Option Plans; New Rules Would Codify Existing Best Practices of Many Companies	12/19/2000		"granting new options has the potential to dilute outstanding shares. Therefore, as employee option plans have come more widely into use, increasing by ten times over the past decade, many investors have lobbied for the right to approve these plans. "'We believe investors should have the right to consider a stock option plan's potential employee retention and motivational benefits against its potential dilutive effect,' said David A. Young, FEI national chair and chief financial officer of Adaptec, Inc."
SEC Today	Commenters Question NYSE's Resolve Regarding Broad-Based Stock Option Plans	09/27/2000		Descriptive

Publication	Title	Date	Author	Comment
Pearl Meyers & Partners, Inc. ACA News	Redesigning Options: One Size Doesn't Fit All	05/2000	Steven E. Hall	Noting "favorable accounting treatment for options" and "income tax deductibility," and increasing overhang.
Institutional Investor	Weighing the Options	11/1999		"The explosion in employee stock option grants during the 1990s continues to fuel debate over the fairness to public shareholders. But CFOs see little cause for concern."
Investor Responsibility Research Center	Shareholders Are Becoming More Particular About Stock Option Plans	06/25/1999	Alesandra Monaco, Robert Newbury, Kathy Ruxton	"While the passage of some plan provisions can be attributed, in part, to general shareholder apathy toward stock option proposals, concern about excessive levels of dilution created by shares reserved for the plans remains the catalyst for significant levels of opposition to these proposals. Most institutional investors have established dilution thresholds somewhere between 10 percent and 20 percent which trigger votes against proposals if a company's total dilution exceeds a certain fixed percentage." "An analysis of the stock plans proposed in 1999 identifies a clear correlation between opposition to stock plan proposals and potential dilution levels. (see table). Companies with dilution levels below 10 percent of their outstanding voting power received average support of 87 percent for their stock plan proposals. As dilution levels increase, so does opposition to the proposal. Companies with dilution levels above 20 percent of outstanding voting power seeking to adopt new plans received average support of 70.9 percent of votes cast." "While the inclusion of either excessive dilution, repricing, or discount options when adopting a new plan may not trigger enough opposition to cause a proposal to fail, plans with a combination of these features are vulnerable to defeat by shareholders."
Corporate Governance Highlights	SEC Approves NYSE's Revised Stock Plan Approval Policy	06/25/1999		Descriptive

Publication	Title	Date	Author	Comment
Investor Responsibility Research Center	NYSE Task Force Makes Progress on Setting Dilution Standard	05/28/1999	Grant Gartman, David Lahire	John Olson, chair of Stockholder Approval Policy Task Force of the NYSE said that 'NYSE is concerned that it will be at a competitive disadvantage if it is the only exchange that adopts the new stock plan approval policy. The exchange is insisting that the NASDAQ, and perhaps the AMEX, adopt the new policy as well, and the SEC is in agreement on this, Olson says.
Director's Alert	NYSE Threatens Boards' Power Over Stock Options	04/1999		"New shares dilute the value of the stock held by investors. Each shareholder ends up with a smaller piece of the company—and its dividends—than he had before. That's why investors want the power to veto option plans funded out of new shares."
Investor Responsibility Research Center	NYSE Responds to Comments on Revised Stock Plan Approval Policy	03/26/1999	Harvie Haun, Michelle Miller, Robert Newbury, Kathy Ruxton	Descriptive
Texas Association of Public Employee Retirement Systems Federal Report	Institutions Decry NYSE Proposal on Stock Options	02/1999		Descriptive
Investor Responsibility Research Center	Other News on Repricing	12/11/1998		Discussion of NYSE modified stock plan approval policy
Frederick W. Cook & Co., Inc.	New York Stock Exchange Readdresses the	10/22/1998	Dan Ryterband	Descriptive

Publication	Title	Date	Author	Comment
	Shareholder Approval Exemption for Broadly-Based Plans			
Investor Responsibility Research Center	NYSE Board Passes Modified Stock Plan Approval Policy	10/02/1998	Ken Bertsch, Grant Gartman, Robert Newbury, Kathy Ruxton, Subodh Mishra	Linda Scott , the Director of Investment Affairs for the New York State Common Retirement Fund "anticipates that options will continue to loom large for institutional investors because of their dilutive effect and because of the sheer number of dollars they represent" [quote from the article, not a direct quote from Linda Scott].
Investor Responsibility Research Center-Bulletin	NYSE Grapples with Shareholder Approval Policy for Stock Option Plans	July-October 1998	Robert Newbury, Kathy Ruxton	"Aside from routine proposals to elect directors and auditors, stock option plans are the most common proposal for which companies seek shareholder approval. These proposals provide investors with the opportunity to consider plan features (such as repricing provisions), plan awards, eligible participants, and—perhaps most importantly—the dilutive impact of the proposed plan to the value and voting power of existing shareowners' holdings." Provides NYSE history of proposed changes beginning on Dec 23 1997. "The comment letters revealed a clear separation between corporations and shareholders about what they think constitutes a broad-based stock plan. Many of the responding organizations recast the issue as one resting on the dilution level of a proposed plan, regardless of its intended participants."
Investor Responsibility Research Center	Comment Letters Uncover Concerns About Dilution of	07/31/1998	Ken Bertsch, Grant	Task force member Eric D. Roiter, Vice President and General Counsel of Fidelity Management & Research said, "It is the cumulative dilutive impact of all stock option and restricted stock award plans that implicates

Publication	Title	Date	Author	Comment
Research Center	Stock Plans		Gartman, Kathy Ruxton	shareholder interests" and that "any stock option plan...which, taken together with all other plan then in effect, would exceed a prescribed threshold of cumulative dilution" "Corporations and shareholders are clearly divided over determining what percentage of employees *must* be *allowed to participate in a plan in order* for it to be considered broad-based."
Institutional Shareholder Services	CII Rolls Out Troops Against Rule Change; Solicits 'Broad-Based' Comments	06/19/1998	Rick Crangle	Descriptive
Investor Responsibility Research Center	NYSE Reopens Comment Period on Contentious Stock Plan Approval Activity	06/12/1998	Ken Bertsch, Corrina Arnold, Kathy Ruxton, Grant Gartman	Descriptive
Council Research Service-Alerts	Counsel Research Service Alerts (NYSE White Paper on Its Rules)	06/10/1998		"London-based Smithers & Co. found that the profits of 100 of the largest U.S. listed companies would be 30 percent lower than reports in 1995 and 36% lower in 1996 if option grants had been expensed, the Financial Times reported. And the expensing would have pushed several companies into the red for the reporting year." "According to a Goldman Sachs study, the impact of expensing would not be as severe as estimated by Smithers. The investment bank studied the S&P technology sector, the industry group it identified as most adversely affected by option expensing, and found that 1997 earnings would have only declined about 8 percent in 1997 if options were expensed.

Publication	Title	Date	Author	Comment
				"Either way, the studies show that option awards do represent a cost to shareholders. And many investors are concerned that the costs will skyrocket now that the opportunities for shareholders to evaluate these programs have decreased."
Council Research Service-Alerts	Council Reserarch Service Alerts (regarding Stockholders' Right to Vote on Dilutive Stock Option Plans)	06/05/1998		Descriptive
Investment Dealers' Digest	After Institutional Outcry, the NYSE Rethinks Its Listed-Firms Option Policy	05/25/1998	Jed Horowitz	According to Patrick McGurn, director of corporate programs for the Institute for Shareholder Services, "Many [Nasdaq companies] say getting shareholder approval is the worst thing they have to face. They would give anything to not have to get it."
Corporate Governance Highlights	NYSE to Reopen for Comment Contentious Stock Plan Approval Policy	05/15/98		Descriptive
Institutional Shareholder Services	In Shareholder Stare-Down, NYSE Blinks	05/15/1998		Descriptive
Goldman Sachs Investment Research	The Controversy Surrounding Employee Stock Options	05/04/1998	Gabrielle Napolitano Abby Joseph Cohen	Accounting Issues: "The 'great debate' on accounting for employee stock options (ESOs) continues to rage. Analysts who conclude that U.S. Corporate profits are dramatically overstated begin by assuming that the accounting framework (that is, FAS 123) is significantly flawed. We disagree. Although FAS 123 is far from 'perfect,' as was discussed in our

Publication	Title	Date	Author	Comment
			Cohen	previous reports on the subject, it does force most companies to provide good working data for financial statement users." "Despite the wide variation in possible results, we estimate that the median decline in S&P high-tech firms' 1997 net profits would have been about 8.2% of ESO-related expenses were recognized."
Institutional Shareholder Services	Controversial NYSE Listing Rule; Companies Get Christmas in April	04/24/1998	Patrick S. McGurn	Descriptive
Investor Responsibility Research Center	NYSE Expands Loophole to Avoid Shareholder Votes on Option Plans	04/24/1998		"In 1997 and so far in 1998, an average of about 70 percent of all option awards granted by Super 1,500 companies in a fiscal year went to employees other than the top five executive officers." "One official said companies have had a loophole to avoid submitting plans for shareholder approval, but their lawyers have interpreted the loophole conservatively. Now that the New York exchange is spelling it out, he says, lawyers will 'interpret it aggressively,' and many companies will opt against putting plans to shareholder votes"

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Current ▣ Equity Stake ☐ Director Compensation ☐ NACD/PM&P Dire ☐ CBC–CRG Executi
Archived

Research Reports: Equity Stake

The role of stock as a compensation mainstay was further cemented in 2000 as a recor 15.23% of outstanding shares was allocated for management and employee equity ince by the nation's Top 200 companies. However, continued market uncertainty has since f companies to take a closer look at the design, execution and potential cost of their equi incentive programs. The challenge in 2001 - to preserve the motivational impact and va long term compensation, without sacrificing the critical alignment of shareholder and em interests.

Our 2000 Equity Stake report provides a comprehensive analysis and detailed docume of equity practices at the 200 Top American companies and - for the first time this year review of stock incentives at the top 100 dot.coms. Included are industry breakdowns a comparisons, customized equity offerings, share ownership guidelines and the potentia earnings impact as a result of stock option grants.

Among other key findings:

- The growth in equity use among the Top 200 companies represents the largest single annual increase in more than a decade
- Financial services and technology companies continue to be leaders in the use of stock-based incentives
- New plan authorizations among the Top 200 companies were submitted for shareholder approval by 58 companies, a nearly 20% increase over 1999
- Among the dot.com 100, average total share allocations are more than double, and annual grant rates more than fivefold, those at the Top 200 companies

The full 2000 Equity Stake report is available upon request at Contact Us.

As We See It . . . .

To celebrate the New Year, the SEC has again amended its rules to require increased disclosure of equity compensation plan overhang and of non-shareholder approved stock plans.

While we strongly endorse transparency, the final rules adopted by the SEC contain several flaws noted below which, hopefully, will be corrected before going into effect for the Spring 2003 proxy season.

- Employee stock purchase plan shares are included as "overhang";
- Outstanding unvested restricted stock grants are ignored while outstanding unvested restricted stock units are included; and
- It appears that even vested stock units/deferred shares that remain deferred are included as "overhang."

A detailed review of the new rules and a discussion of issues follow starting on the reverse page. Please call should you have any questions.

SEC Requires Greater Disclosure of Shares Reserved for Equity Compensation Plans and Terms of Non-Shareholder Approved Plans

In a December 21, 2001 release, the Securities and Exchange Commission (the "SEC") adopted amendments to its disclosure rules requiring increased disclosure relating to stock option and other equity compensation plans, principally:

(1) Disclosure of the "overhang" of shares reserved for future issuance under all equity compensation plans;

(2) Disclosure showing the portion of the overhang resulting from plans not approved by shareholders;

(3) A narrative description of the material features of each non-shareholder approved equity compensation plan; and

(4) The filing as an exhibit to Form 10-K (and certain Form 10-Qs) of non-shareholder approved equity compensation plans, unless immaterial in significance or amount.

The adopting release, "Disclosure of Equity Compensation Plan Information," Release Nos. 33-8048 and 34-45189 (December 21, 2001), is available on the SEC's web site at:

http://www.sec.gov/rules/final/33-8048.htm.

The new rules appear to be flawed in several respects. Employee stock purchase plans are lumped together with equity compensation plans. The rules appear to require less disclosure of outstanding restricted stock awards as compared to restricted stock units, and less disclosure of a bonus of actual shares as compared to a bonus of non-forfeitable stock units. Moreover, the new rules appear to treat stock units/deferred stock no longer subject to a risk of forfeiture as the equivalent of an outstanding stock option. *See "Issues and Observations Relating to the New Rules"* below.

Compliance Dates for New Disclosure Rules. The new rules will not apply to the Spring 2002 proxy season. Companies will be required to comply with the new rules when filing Form 10-Ks for fiscal years ending on or after March 15, 2002 and for proxy statements for shareholder meetings occurring on or after June 15, 2002. It appears, however, that Form 10-Q filings after January 2002 will be required to include as an exhibit a copy of any newly adopted or newly amended non-shareholder approved plan.

Origins of the New Rules. The new disclosure rules follow a proposing release issued in January 2001. (*See* Release No. 33-7944 (Jan. 26, 2001), available on the SEC's web site at http://www.sec.gov/rules/proposed/33-7944.htm.) The proposal resulted from a recommendation of the New York Stock Exchange Special Task Force on Stockholder Approval Policy (other initiatives of that Task Force, particularly changes in the NYSE and Nasdaq shareholder approval requirements for equity plans, appear to be stalled at this time). Until his departure from the SEC in early 2001, Chairman Arthur Levitt actively pushed the proposal. Some observers privately speculated that new SEC Chairman Harvey Pitt would not be as interested in the proposal, but, because the rationale for the proposal was compelling, it would have been surprising for Mr. Pitt to have stood in its way.

What Must be Disclosed. The new rules require companies to prepare and disclose each year a new additional table, providing information as of the end of the preceding fiscal year in the following format:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	________	________	________
Equity compensation plans not approved by security holders	________	________	________
Total	________	________	________

See new Item 201(d) of Regulation S-K.

In addition, the new rules require that a "narrative" identify and describe briefly the material features of each equity compensation plan in effect as of the end of the last completed fiscal year that was adopted without security holder approval.

The new rules also require that non-shareholder approved equity compensation plans in which any employee participates be filed as exhibits to the Form 10-K and, in any quarter in which such a plan is adopted or amended, in the Form 10-Q for that quarter. *See* Item 601(b)(10)(iii)(B). Under the former exhibit filing requirement, which remains in effect, compensatory plans and arrangements had to be filed if a director or executive officer participated; whether the plan was shareholder approved made no difference. Note that plans that are immaterial in amount or significance are excepted from the exhibit filing requirement if no director or named executive officer participates.

Inclusion of Disclosures in Form 10-K and Proxy Statement. The new disclosure table and narrative description of non-shareholder approved plans is required for the Annual Report on Form 10-K each year. In any proxy statement that contains a proposal for a shareholder vote on any compensatory plan (including plans involving no equity securities), the table and narrative must also be included. In years in which the proxy statement will contain the disclosure, the Form 10-K can "incorporate by reference" to the proxy statement and thus omit the actual disclosures.

Issues and Observations Relating to the New Rules.

- The SEC changed the Equity Compensation Plan Information table significantly as compared to the original proposal. The final rule eliminated (i) a burdensome requirement that information be presented plan by plan, (ii) the irrelevant disclosure of the total number of shares authorized for issuance under each plan, and (iii) the disclosure of total awards in the prior fiscal year, deemed to be duplicative of the disclosure in financial statement footnotes. The final rule added a column showing the weighted average exercise price of options, warrants and rights, and divided the disclosure into separate rows showing shareholder approved plans and non-shareholder approved plans.

- Employee stock purchase plans for which the company supplies the shares are considered by the SEC to be equity compensation plans that are to be included in the table. Of course, this position (set out in footnote 33 of the proposing release) is at odds with the accounting for these plans, which treats them as "noncompensatory" in most cases. This would tend to inflate the overhang shown by the table. Qualified plans under Section 401 of the Internal Revenue Code are excluded from the new disclosure requirements.

- Outstanding awards of true restricted stock, where shares are issued at the grant date subject to a risk of forfeiture and non-transferability, and grants of bonus shares will not show up in either column of the table. The SEC justifies this (in footnote 121 of the adopting release) on grounds that options predominate over restricted and bonus stock and the dilutive impact (of bonus stock if not restricted stock) already has occurred because shares already have been issued. The carve out of restricted and bonus stock awards would seem to reduce the usefulness of the overhang disclosure.

- In contrast, it appears that restricted stock units (a company's promise to issue shares at a specified future date) will be treated as outstanding "rights" and therefore will be shown in the first column of the table. In almost every other way restricted stock and restricted stock units are treated the same under SEC disclosure rules and accounting rules. Of course, the two types of award are economically equivalent to the employee.

- Perhaps worse, it is possible that a fully vested right to receive stock that remains deferred as to delivery may represent a "right" that will be counted like an outstanding option in the table. This could include deferred stock or stock units under many plans, including deferred option "profit" shares. Given the focus on dilution, a sensible interpretive position would be to treat awards that are counted as outstanding shares in calculating "basic" earnings per share as issued shares and not "rights." This would require interpretive relief from the SEC staff, however.

- If the new disclosure rules treat a company's promise to issue shares less favorably than an actual issuance of shares, one way to avoid adverse reporting in the new table might be to issue shares into a rabbi trust in connection with restricted stock units/stock unit/deferred stock arrangements.

Pearl Meyer & Partners
A Clark/Bardes Consulting Practice
445 Park Avenue, New York, NY 10022
Tel. (212) 644-2300, Fax (212) 644-2320
E-mail: pmp@execpay.com
Web: www.execpay.com

News Releases

Sustained Bull Market Drove Use of Broad-Based Stock Options to New Heights

Contact: Ann M. Egan
ann.egan@us.wmmercer.com
+1 816 556 4811

More than half of large US employers now have a plan in place for delivering broad-based stock options to employees, a new study shows, but a dramatically changed economic environment may spell the end of this trend.

New York – December 04, 2001 – A growing number of US companies embraced the concept of broad-based stock options over the past decade as a way to inexpensively deliver compensation and foster a sense of ownership among employees. This era may be ending, however, as many of these options are now underwater and employers are exploring other ways to link organizational and individual performance.

A new study from human resource consulting firm William M. Mercer, Incorporated shows that 54% of large US companies now disclose having a broad-based stock option plan, up from 47% last year and 30% in 1997. (See Figure 1.) The study, Broad-Based Stock Options – 2001 Update, is based on Mercer's analysis of the most recent proxy statements of 350 large US firms. A broad-based stock option plan is defined as a plan that provides for eligibility to receive stock option grants to all (or at least 50%) of the company's employees.

However, the fact that a company provides for such broad-based eligibility does not necessarily guarantee that stock option grants actually will be made to employees. Of the companies Mercer studied, just 22% actually made grants over the past year, compared to 18% the previous year and 11% in 1997.

Broad-based Stock Option Plans Among 350 Major U.S. Industrial and Service Companies (as disclosed in public documents)


Grants Made
Plans Providing for Grants
19%
11%
20%
15%
22%
18%
29%
18%
32%
22%
1997
1998
1999
2000
2001

"Proxy statements for 2001 contain mostly 2000 data, so these findings reflect the height of the bull market 'bubble,'" says Erin Milligan, a senior rewards consultant at Mercer. "This is as extreme a situation regarding broad-based stock options as we might see for a while, given the change in the marketplace this year."

In light of the changed economic situation, employers today are likely to consider a couple of actions, Ms. Milligan says:

- Option repricing or exchange for existing options that currently are underwater; and/or
- Rethinking the basic strategy around the usage of broad-based stock options.

"Ownership is really about business literacy," she says. "It's knowing what drives value in an organization and understanding how each individual contributes to the overall business results. If companies are concerned primarily about building a sense of ownership, there are ways other than stock options to achieve that goal."

Employee retention is another reason often cited for offering broad-based stock options. However, Ms. Milligan points out, retention is no longer an across-the-board issue for most employers. "Organizations are putting more effort into understanding which employees or groups of employees are most critical to business success," she says. "Retention efforts targeted at these key employees will likely be more effective than broad-based stock options."

Mercer's study shows that broad-based options grants are most commonly made as a discretionary, one-time grant (32% of reported cases) or a discretionary, periodic grant (25%). The most common grant size is 100 shares per employee.

"Our research shows that companies with broad-based plans often grant the same number of option shares to each employee," Ms. Milligan says. "This

may be done out of a sense of equity and fairness, but it runs counter to the notion of differentiation, which calls for rewarding employees based on their performance and contributions to the organization. Companies committed to identifying and keeping their top performers realize that differentiation is the name of the game today."

Other key study findings include the following:

- To ensure that employees do not exercise options immediately after the price of the common stock rises, companies typically grant based options with vesting restrictions. According to Mercer's study, the most common vesting restrictions are one year after grant in three equal annual (33%) installments or one year after grant in four equal annual (25%) installments.
- Companies with broad-based stock option plans tend to reserve and grant more shares than companies without a broad-based plan, potentially leading to dilution concerns. Mercer's latest dilution study, among the same 350 companies, indicates that dilution is now at an all-time high of 13% (at the median) of common shares outstanding, up from 12% last year and 11% in 1997.
- More companies are making global stock option grants: 6.3% of the companies in Mercer's study indicated that they had made or planned to make worldwide grants this past year, up from 5.7% the previous year and 4.6% in 1997.

***William M. Mercer, Incorporated**, one of the nation's leading consulting organizations, assists employers in the areas of human resource strategy and implementation. Headquartered in New York and with offices in 40 US cities, the firm is the US operating company of William M. Mercer Companies LLC, a worldwide consulting organization with more than 13,500 employees serving clients from 135 cities in 39 countries worldwide.*

BACK

Frederic W. Cook & Co., Inc.

New York • Chicago • Los Angeles

November 9, 2001

"IN DEFENSE OF STOCK OPTION ACCOUNTING"

Over the last three years Ms. Gretchen Morgenson, a staff writer for the *New York Times*, has used her "Market Watch" column to continuously and relentlessly attack the current accounting treatment of stock options granted to employees. The apparent purpose of her crusade is to bring about a change in stock option accounting that would require companies to reduce their earnings for the "value" of stock options granted to employees. Her latest article, "Time to Look at Options' Real Cost" (published on October 21, 2001), is the most emotional and sarcastic on the subject. The premise of this article, as well as many of her earlier ones, is that anyone with any intelligence and some understanding of accounting principles knows that current stock option accounting is wrong. She further infers that defenders of current accounting standards have two objectives: to protect large grants to top executives, and to insulate the companies' bottom lines from option costs. This letter both details her charges and outlines our response.

Charge: Stock options are "undeniably an employee cost" that should be "deducted from revenue as other costs are."

Response: Stock options undeniably have *value* to the employees who receive them, but does that mean they are "undeniably an employee cost"? Why is a value a cost? Does the theoretical value of a stock option at grant, estimated using an option-pricing model, accurately measure its real value? Are there other examples where an incremental opportunity to participate in stock price appreciation is not an expense, for example, convertible debentures and detachable warrants? Are there other instances where an estimate of value is charged as a P&L expense even though it is never trued up? Are the answers to these questions so clear and settled that the defenders of current stock option accounting rules have no basis for continuing the debate?

Stock options are undeniably a cost to the shareholders. This cost is accurately measured and disclosed by "Diluted EPS," which measures the dilution of earnings per share that would occur if all valuable options were exercised and the proceeds of the option exercises were used to repurchase shares on the open market. This calculation is performed and disclosed every period that options are outstanding, not just after they are exercised. Dilution in EPS causes a reduction in the *increase* in share price once options become valuable because the aggregate equity market capitalization of the company is spread over a larger number of shares. Stock options are not "free." Their cost to shareholders is the gain realized by option holders when options are exercised, net of taxes. This is the same cost to shareholders of all securities that have option characteristics, such as stock purchase warrants and convertible debentures.

Unlike stock options, outright equity grants to employees, such as restricted stock and deferred stock, have *intrinsic* value at grant. Under current accounting principles these are and *should be* an accounting cost to the issuing company. Stock options are different, however, because they

have no intrinsic value at grant. A stock option's value is based solely on its issuing company's appreciation in stock price after grant.

Shareholders authorize the grant of employee stock options in the simple belief that by "sharing the wealth," the subsequent price return, even after the dilutive effect of options, will be greater than if they had elected not to share at all. The challenge to boards and managements is to determine the optimum option sharing ratio and grant structure which maximize share price appreciation.

Charge: Not deducting stock option costs from the income statement "has inflated corporate earnings and misled investors about profits."

Response: It is obviously true that if companies had to deduct the "costs" of stock options from their income statement, reported profits would be lower. But are earnings "inflated" because the "value" of stock options is not now deducted? Critics of current stock option accounting advocate a direct charge to earnings for the "value" of stock options at grant. They, however, overlook the fact that the model on which these valuations are based was set up for the short-term trading of liquid, market-listed options, characteristics which do not apply to employee stock options.

Even assuming that the correct value of these options can be accurately measured by this model, does current accounting mislead investors about profits? Not if investors follow Diluted EPS. Unlike net earnings and Basic EPS, Diluted EPS takes into account the effect of stock options and results in a lower stock price than if the same operating results occurred without stock options. A further charge to net income would result in a double charge to EPS for options.

When net earnings and stock prices are rising, the dilutive effect of options increases, and the growth in Diluted EPS is less than the growth in net earnings. Changes in Diluted EPS already reflect the effect of stock options on earnings and stock prices. A further charge to net income for stock options likely would result in a deterioration in the quality of reported net earnings, not an improvement.

Charge: "Options are also a titanic but stealthy transfer of wealth from shareholders to corporate managements."

Response: The latest statistics from Pearl Meyer & Partners indicate that among the 200 largest U.S. companies, the average number of options outstanding as a percent of outstanding common shares was 8.05%.* This means that, for every $1 the stock price goes up, shareholders get $.92 and employees get $.08. This hardly seems "titanic." It is not even a transfer of wealth. Options do not transfer any of a company's current market value or stock price to employees, only future wealth created, in part, by the employees' efforts. Is an 8% sharing in this *incremental* shareholder value creation too much? We think not. In an economic system where the motivation and actions of employees and their leaders make the real difference between success

* Stock option "overhang" is typically defined as the sum of options outstanding plus options authorized and available for grant, as a percent of total outstanding diluted shares. This combined overhang statistic in PM&P research was 15.23%, composed of 8.05% in outstanding options and 7.18% in available options. It is only outstanding options, however, which dilute shareholders' interests in share-price appreciation. Available but not yet granted options represent the potential for future dilution.

and failure, a sharing ratio of 15% would seem more reasonable and effective in maximizing value for employees and shareholders alike.

Is this alleged titanic transfer of wealth "stealthy"? The same statistics available to Pearl Meyer & Partners are available to any shareholder. They are found in the footnotes to the financial statements in company annual reports. Companies could help counter this erroneous perception of a large transfer of shareholder value through options by doing the calculation for shareholders and making the results more prominent, particularly when asking shareholders to approve additional option plan share authorizations.

Charge: Options go "mostly to top executives."

Response: Our firm's research into stock option granting practices of large companies indicates that only 10% or so of all options granted go to the top 5 highest-paid executives.

- Median percent allocations granted in 2000 to top 5 executives are: (1) 9.79% for the top 250 U.S. market cap companies and (2) 9.89% for the NASDAQ 100
- Comparable numbers for 1999 are 9.31% and 10.39%, respectively

Ten percent to the top five executives would seem at odds with Ms. Morgenson's statement that options go "mostly to top executives."

A strong trend in the 90s was to grant options to lower levels of the organization, giving many more employees access to an incentive previously limited to senior executives. Some companies even made stock option grants to all their employees worldwide. In addition, many companies have all-employee stock purchase plans. These broad-based options serve to align employees' interests with those of the shareholders and to provide incremental rewards tied to the long-term success of the company as measured by stock price growth.

All of these "broad-based" grants and opportunities would get swept up in any new accounting standard for options, and their cost/benefit ratios would change. Would companies continue to make broad-based grants if they had to absorb a direct expense to their P&Ls based on a hypothetical grant value? Would they cut back stock options at the top or at the bottom? Most likely, the result of a new accounting standard would be a return to the era of the two-class equity incentive system of the 50s and 60s when stock options were limited to senior executives. This would not be in the interests of shareholders or our economic system as a whole.

Stock options are not a "wealth-transfer" device. They are a "wealth-sharing" device whereby shareholders share the *increase* in the value of a company with the employees who help create that value. All corporations are a partnership between human capital and financial capital engaged in a common pursuit. Stock options help define that partnership. They alter the traditional conflict between workers and the owners of capital and replace it with a system that encourages sharing the capital gains generated by an increasing stock price. Broad-based option grants are a means of narrowing the "wealth gap" between those who benefit most from wealth creation (shareholders) and those whose work helps create that wealth but do not share commensurately because their shareholdings, if any, are a small part of their families' assets.

As a wealth-sharing device, however, broad-based stock options only touch those fortunate enough to work in public companies enlightened enough to grant them. What about all those public sector workers, such as policemen, fireman, teachers, nurses, federal, state and municipal workers, and others who are important contributors to our free enterprise economy and way of life but who do not and cannot participate in the growth of our economy as reflected in rising stock prices? Instead of advocating changes in stock option accounting likely to reduce the effectiveness of stock options as a device for sharing in wealth creation, why not expend our energies in figuring out ways to extend their effectiveness into employee populations that contribute but do not share? For example, why not create a "national enterprise stock option trust" that would operate like a mutual fund. All companies comprising the S&P 500, or maybe all U.S. companies whose shares trade on a national exchange, would be required to grant stock options each year to the national trust for a small percentage of their total equity capital, e.g., one quarter of one percent. These options would be consolidated into national trust options and allocated in some fashion to public sector workers, or to their 401(k) or IRA retirement accounts. Employees would not be able to exercise the options directly for that might involve borrowing and risk. Rather, a national "cashless exercise" facility would be set up to exercise vested options when the employee chooses to do so, sell the shares on the market, and remit option exercise proceeds to the issuing company and option gains to the employee's account.

Charge: Executives "love options because they make them rich and because their companies reap enormous tax deductions when their employees exercise options."

Response: There's nothing wrong with liking stock options as an incentive device, and supporting their current accounting treatment, so long as boards and executives believe that they are both in shareholders' interests and effective in motivating employees for improved performance.

As far as companies obtaining tax deductions when employees exercise options, this is tax law not accounting. Every dollar of tax deduction obtained by a company when its employees exercise options is exactly offset by a dollar of taxable income realized by employees. Changing the accounting treatment for options would have no effect on the tax deductibility of options. Tax deductions are allowed for the "intrinsic" value of the awards when taxable to employees. The accounting change proposed for options would impose a P&L charge for the "fair value" of the option at grant, which may be more or less than the tax deduction received later by the company. If more, reported net income will be further reduced. If less, the difference will benefit additional paid-in capital, not earnings.

* * *

Those who advocate major change in the accounting treatment for employee stock options should recognize and respect the views of those on the other side of the debate who question the need and efficacy of such a change. Likewise, the latter group should recognize and respect the views and concerns of the former.

Those advocating change have the responsibility for making the case that the current standard is wrong and that the new standard would be an improvement. It seems to us that answers to the following questions should guide the outcome: (1) are stock options a cost to the companies issuing them?, (2) can that cost be measured with sufficient accuracy to warrant becoming an expense reducing reported net income? (3) would the result be a fairer, more useful and

comparable depiction of the results of operations? and (4) are the likely benefits of the change sufficiently large to warrant the contentious effort and potentially negative consequences that the change could cause?

Frederic W. Cook

ISSueAlert

SEPTEMBER 2001 The Monthly Corporate Governance Newsletter *VOL. 16, NO. 8*

Debunking the Mythology of the Age of Equity

by Patrick S. McGurn
Director, Corporate Programs

What a difference a year makes?

Back in early 2000, the dot-com bubble hadn't reached its bursting point. Employees shopped themselves like high-priced free agents in a professional sport. Stock options reigned supreme as top executives routinely demanded—and often received—stock option packages denominated in full percentage points of a company's entire equity float, rather than in mere tens of thousands (or millions) of shares.

Today, of course, the market looks quite different. The tech balloon deflated and it sucked [illegible] the decade-long bull market as well. Layoffs and bankruptcies transformed labor shortages into gluts. The bloom came off the stock option rose as hundreds of thousands of employees found themselves holding largely worthless lottery tickets, or worse, owing millions to Uncle Sam to cover taxable gains that had long since withered.

Some pundits reacted to this reversal of fortunes with dire predictions of the end of the Age of Equity. Survey data shows, however, that demand for options has barely waned. To be sure, most workers want cash up front and they're much less willing to take pay cuts in exchange for options. But many workers also realize that equity-based pay is their best chance for meaningful wealth creation.

While demand for options remains high, future supply is likely to be more limited. Going forward, investors aren't likely to allow boards to write blank checks on future earnings as they did for most of the last decade. Clearly, throwing stock at business problems proved no more successful a strategy in the 1990s than did tossing cash at problems in preceding decades.

If there's a silver lining attached to the dark clouds that currently hover above the market, it's the window of opportunity opened for shareholders, directors, and executives to reassess the excesses of the past decade. In doing so, they must dispel of the mythology that emanated from the Equity Age.

Myth: Stock Options Have No Cost

If anything qualifies as "the biggest lie" of the Equity Age, this was it. While demand and tight labor markets clearly played a role in the option boom. accounting invisibility was the major draw. Boards and management teams at tech firms were deemed "stupid" if they didn't dive through accounting loopholes that allowed them to hide their largest single source of operating expense—compensation—from investors.

This "no cost" myth grew out of the political debate in the mid-1990s over the Financial Accounting Standards Board's (FASB) proposal to require companies to account for the costs of equity-based compensation. Not-so-veiled threats from legislators in Washington—not compelling economic arguments—convinced the standard setters to back off. As a result, current accounting rules allow companies to disclose the hypothetical impact of

See EQUITY, on page 3

EQUITY, from page 1

option-related charges in footnotes to their financial statements or to take charges against earnings to reflect the costs of equity awards. Not surprisingly, the vast majority of U.S. companies opt for disclosure over expensing.

Given the absence of a price tag, the explosion in the use of equity for pay plans was expected. Numerous studies show that equity allocations for option plans have soared to record heights at U.S. firms.

The Pearl Meyer & Partners (PM&P) annual survey of the 200 largest U.S. firms estimates that potential dilution crossed the 16-percent barrier for the first time in 2001. On average, the 200 huge firms tracked by PM&P allocated an eye-popping 16.1 percent of their outstanding shares to option plans this year. That's more than double the level of potential dilution—7.5 percent—that PM&P recorded back in 1990. (For 2000, consultant Fred Cook looked at a slightly larger group—the S&P 500—and found average allocations of 13.1 percent.)

Potential dilution at these large-cap firms is nothing compared to the outrageous allocations found at dot-com and tech firms. PM&P found typical equity allowances of 37.3 percent at 100 large tech firms that it studied.

[illegible] overhang figures, however, are soaring annual grant (or "burn") rates. At the 200 large-cap firms tracked by PM&P, the estimated average annual rate for grants will hit 2.7 percent this year. At the 100 tech firms, PM&P found an almost incomprehensible 10.7 percent annual burn rate for 2000. (A larger tech firm survey by consultant firm iQuanticBuck pegs the expected 2001 burn rate at 7.5 percent.)

Widespread concern over the transparency of financial statement disclosures has put the expensing issue near the top of the agenda for a newly created panel of international accounting standards makers. The International Accounting Standards Board (IASB), which has been charged with harmonizing accounting treatment for U.S. and seven other major markets, officially reopened the debate over stock-based compensation in September by putting a proposal out for comment by investors and other interested parties. Segments of the U.S. business community—led by Financial Executives International—have already warned the FASB not to take another look at stock option accounting. This time around, however, the industry lobbyists will likely be offset by investor calls for better financial reporting.

Myth: Pay is Linked to Performance

Over the past decade, shareholders reluctantly went along with the stunning rise in CEO compensation based on the promise that top executives' pay would be tied to market returns. With options and other stock-based forms of pay accounting for the lion's share of the typical CEO's pay package, many investors considered this linkage set in stone. So when the market downturn arrived last year, shareholders expected CEOs would share their pain.

Potential dilution at these large-cap firms is nothing compared to the outrageous allocations found at dot-com and tech firms. PM&P found typical equity allowances of 37.3 percent at 100 large tech firms that it studied.

Did executives suffer? Well, not exactly. Average pay for CEOs at big U.S. firms—as calculated by *BusinessWeek*—exploded to $13.1 million in 2000. Adding insult to injury, chieftains at many dot-com firms pocketed tens of millions of dollars in option profits in the days leading up to the bursting of the tech-valuation bubble in April 2000.

Any shareholder who clings to the belief that CEOs share their pain should take a look at the annual Silicon Valley pay survey in the June 17, 2001, issue of the *San Jose Mercury News*. Despite the severe downturn in tech stock that slashed trillions of dollars from investors' portfolios, the survey found that the top 807 executives at the valley's 150 largest firms took home a record haul—more than $4.8 billion in compensation—in the last fiscal year. Timely option exercises by executives who apparently saw the crash coming fueled these windfalls.

Myth: Executives and Directors Embrace Risk

How did this pay/performance disconnect occur in an age where stock-based pay is king? Simply put, risk—the active ingredient in "incentive" pay—became a dirty word in boardrooms.

The rush from risk took many forms. Instead of staying the course, many boards sought to make CEOs whole by supersizing grants, switching over to full-share awards, or handing out "retention" bonuses. A number of boards replaced or repriced underwater options for their top brass. Other directors forgave loans or doled out big golden handshakes to executives who had presided over massive market losses. Some boards even took the unprecedented step of turning back the clock—reversing executives' option exercises to ease their tax burdens.

Mega-Grants—One popular risk-evasion tactic was "supersizing" option grants. A few years ago, a 100,000-share grant was considered to be a "mega option." Now, such grants are mere pocket change for the typical CEO.

Executive Compensation Advisory Services' (ECAS) survey of FY 2000 pay packages for CEOs at 200 of the *Fortune* 500 firms found that the "average" option grant jumped to a staggering 804,070 shares. That represents a 67-percent increase from 1999, when ECAS found the average grant covered 480,000 shares. It marks a 122-percent jump from 1998, when a 362,915-share grant was the norm.

See EQUITY on page 4

EQUITY, from page 3

While "giga-grants," a la the 20 million-share option—valued by *Fortune* at an then all-time record $872 million—granted Apple Computer, Inc.'s Steve Jobs or the 40 million-share (post-split) award to Oracle Corp.'s mega-billionaire CEO Larry Ellison, may skew ECAS's results, million-plus share options have become alarming common.

For 2000, 22 percent of 306 grant-making boards tracked by William M. Mercer (Wm. Mercer) for the *Wall Street Journal's* annual compensation section gave awards with face values of at least eight times the CEO's salary and bonus. In sharp contrast, boards at only 15 percent of 289 grant-making firms surveyed in 1998 by Wm. Mercer had done so.

Using a different yardstick—a mega-option equals a grant with a face value of $10 million or more—PM&P calculated that CEOs at more than one-half (103 of the 200) of the biggest U.S. companies received super-sized grants in 2000. The average value of these mega-options was $35 million (based on grant value: option exercise price times number of shares) and $11.4 million in present value (based on a "modified Black-Scholes Option Pricing Model").

Full-Value Awards—Options lost the "sure thing" aura that they held during the bull market, so it's not surprising to see executives seeking to lock in value via awards tied to longevity rather than performance. It's sad, however, that directors rushed to meet these demands.

Over the past several years, many boards jilted options in favor of whole-share awards—such as restricted stock and "performance" shares. The 2001 Mercer/*WSJ* survey showed a jump in the popularity of restricted stock grants last year. While only 25 percent of the surveyed CEOs had received restricted stock grants in 1999, 29 percent of the chief executives got them last year. The typical restricted share grant made in 2000 was larger (40,000 shares in 1999 vs. 50,000 shares in 2000) and worth more ($1.2 million in 1999 vs. $1.5 million in 2000). Seventeen CEOs received "mega grants" (defined by Mercer/*WSJ* as a grant with a face value of at least two times total annual compensation) of restricted stock in 2000.

Retention Bonuses—Some boards even managed to muck up the one part of the pay equation—bonuses—that had been working. Many directors decided to make executives whole despite their firms' failure to reach the predetermined financial goals. Enter the "retention" bonus, a nonperformance-based cash award aimed to keep executives on the job. (Appropriately, the term "retention bonus" is on loan from another area of compensation practices, namely bankruptcies.)

The Second Annual Retention Bonus Survey conducted earlier this year by WorldatWork found that 45 percent of 550 surveyed firms had implemented a "retention bonus program" in the past year. Another 25 percent of the respondents were considering implementing a retention program. Notably, 56 percent of the respondents reported offering retention bonuses to upper management, a jump of 28 percent from the 2000 survey.

It's fitting that some of these ex-CEOs, like Webvan's George Shaheen, now find themselves in line with other unsecured creditors.

Everything is Forgiven—Some retreats from risk were even more transparent. A spate of dot-bombs—including NBC Internet, Inc., Priceline.com, Inc., and Webvan Group, Inc.,—and some other new-economy roadkill—Lucent Technologies Inc.,—forgave loans to top executives and handed out big pay-for-failure packages to outgoing CEOs. (It's fitting that some of these ex-CEOs, like Webvan's George Shaheen, now find themselves in line with other unsecured creditors.)

Make-up Grants—Some well-heeled firms, such as Microsoft Corp., responded to big dips in their stock prices in 2000 by making huge "makeup grants" to their employees and boosting cash compensation. Scores of other firms moved up the grant dates for awards that were scheduled for late 2000 or early 2001.

When the anniversary date of the tech meltdown passed, a slew of other big names, including Cisco Systems, Inc., and Intel Corp., pulled the trigger on their own highly dilutive do-over awards.

New Age Repricings—Most companies, however, lacked both piles of cash and the stores of available shares required for make-up grants. So they crossed their fingers and hoped for a swift reversal of market fortunes.

When the market failed to rebound, many boards turned to an old friend—option repricing. Pundits had predicted the death of repricing following the FASB's decision to require variable accounting for plain-vanilla repricings. While traditional repricings of CEOs' options were relatively rare in 2000, 2001 brought a wave of efforts to raise underwater options. Most companies weren't willing to tolerate earnings charges, so they turned to FASB-inspired six-months-and-one-day option exchange programs or one-time swaps of restricted stock for underwater options. During the first nine months of 2001, more than 150 companies announced exchange programs—the highwater mark came in May when nearly two dozen companies announced 6&1 swaps.

Recent New Age repricers include not only usual dot-bombs, but also some mature tech and telecom firms such as Adaptec, Inc., Nortel Networks Corp., and Quantum Corp. Notably, nearly one-half of the repricing events tracked to date this year by ISS have allowed top executives and/or directors to participate.

Myth: Investors Don't Care

In the wake of the market woes, an investor backlash may finally be growing.

See EQUITY on page 12

EQUITY, from page 4

Russell Reynolds' annual pulse taking of 300 institutional investors in six major world markets found significant concerns over pay. An overwhelming majority (93 percent) of the surveyed investors felt that board should link CEO pay more directly to performance.

Even Wall Street analysts and fund managers are questioning pay levels. Nearly one-third of 25 sell-side analysts and portfolio managers surveyed in April by PR firm Ketchum and Co. felt that CEOs "are not worth the compensation they receive in cash and options."

A significant number of institutional activists gave voice to this discontent by urged boards to put "risk" back into "at-risk" pay via pay-for-performance proxy proposals at 2001 annual meetings. Other proposal proponents targeted boards that had paid out big "pay-for-failure" packages or had repriced option without prior shareholder consent. Investors also had an opportunity to vote on a small number of resolutions that addressed the soaring economic costs of option plans.

None of these pay-related proposals passed, but support was significant at many companies. Some boards sought to avoid the glare of the spotlight by negotiating deals with the proposal proponents.

Ever since the early 1990s when the [illegible] holder proposals on executive compensation matters, the expectation was that large institutional investors would use this means of communicating their discontent over boardroom pay-setting practices. It took nearly a decade, but activist shareholders finally took the hint in 2001.

Past shareholder proposal campaigns—led largely by small holders and church groups—called for cutting CEO pay. In contrast, most of this season's proposals sought to find ways to link pay and performance. A major proposal campaign, led by a cadre of public and labor union funds, offered nearly two dozen resolutions asking boards to do a better job of linking pay and performance. A subset of these resolutions asked boards to consider the long-term costs of runaway option usage.

Although the proposals vary, the central focus is encouraging boards to use performance-based awards. Most proponents urged boards to adopt a policy that "some portion of future stock option grants to senior executives" shall be:

- ▼ Indexed options, whose exercise price is linked to an industry index;
- ▼ Premium-priced stock options, whose exercise price is above the market price on the grant date; and
- ▼ Performance-vesting options, which vest when the market price of the stock exceeds a specific target.

▼

Nearly one-third of 25 sell-side analysts and portfolio managers surveyed in April by PR firm Ketchum and Co. felt that CEOs "are not worth the compensation they receive in cash and options."

▼

Other resolutions included other types of performance awards, such as performance-accelerated stock options (grants where vesting is accelerated upon achievement of specific stock price or business performance goals).

None of the proposals won majority votes, but many exceeded their sponsors' expectations. The season's highlights came at Raytheon Co., where support hit 38 percent (of the Class B shares cast) on a proposal offered by the Massachusetts Carpenters Combined Pension Fund, and Bank of America Corp., where a resolution sponsored by the Amalgamated Bank of New York's LongView Collective Investment Fund received 34.6 percent on the votes cast.

Shareholder proposal proponents also opened a new flank—stock option dilution. The LongView Fund offered a proposal at Conseco, Inc.'s, meeting that asked the company's directors to "prepare a report . . . disclosing to shareholders the board's long-term target or targets for stock options to be held by Conseco executives as a percentage of outstanding shares." The novel proposal drew support from just 11.7 percent of the votes cast. A similar proposal at The Boeing Co.—asking the board to refrain from presenting any stock option proposal to shareholders that could make total stock option dilution greater than the company's industry peer group—drew 12 percent support. Bringing up the rear was a proposal from the American Federation of State, County, and Municipal Employees (AFL-CIO) at Lockheed Martin Corp. The proposal, which urged the board to prepare a report on the dilutive effect of options (including "any target or maximum dilution level established by the board") crashed and burned with 6.8 percent support.

In November 2000, Sprint Corp. became the first company to try the new six-month-and-one-day slow-motion approach to repricing. Shareholders delivered a report card to the Sprint board at the company's 2001 annual meeting. More than 46 percent of the votes cast supported a call by the New York State Common Retirement Fund [illegible] Brotherhood of Electrical Workers (IBEW) for a shareholder vote in advance of any future repricings. Elsewhere, a proposal drew support from holders of 36 percent of the votes cast at NCT Group, Inc.

Resolutions seeking prior shareholder approval of big parachute payments performed well. Although the issue didn't produce a majority vote this season, overall support levels appear to be higher than normal. Notably, two proposals drew support in excess of 40 percent. Sierra Health Services, Inc., drew the healthiest vote—43.3 percent of the votes cast on a proposal sponsored by the LongView Fund. Gadfly John Chevedden's proposal at Allegheny Energy, Inc., drew support from holders of 42.5 percent of the votes cast. Seven other proposals drew 30 percent-plus support.

See EQUITY on page 14

EQUITY, from page 12

Shareholders' growing realization that big option gains come directly out of their pockets appears to be leading to closer scrutiny of stock plans. This attention may be paying off as the growth of stock option overhang hit a plateau.

In 2001—for the first time—the percentage of companies marching over the 20-percent shareholder value transfer (SVT) and voting power dilution (VPD) thresholds dropped. (SVT is the calculation of the transfer of shareholder wealth—presented as a percentage of the company's market value—to option holders. VPD is a simple estimate of the dilution of shareholders' voting interests in a company.)

Prior to 2001, the parade of firms rising up to this nosebleed section of SVT had doubled—from 13 percent of companies seeking new authorizations in 1997 to 26 percent of the firms asking for new shares in 2000. For 2001, the figure dropped to 25 percent of the companies analyzed by ISS. Most boards appeared to be trying to keep pace with their grant rates rather than setting aside huge new store of shares.

A similar drop was tracked for VPD. The charge of boards over the 20-percent VPD barrier had jumped from 16 percent of the companies seeking shareholder approval for plans in 1997 to 31 percent of the firms asking for additional shares in 2000. This year, only 30 percent of the companies crossed the 20-percent line.

Myth: Option Usage is a Boardroom Issue

While shareholders should take some satisfaction from the slowdown in the dilution express, they might want to hold judgment until they see the next set of 10-K filings. That's probably the soonest that they'll be able to see for sure if the retreat on the dilution front is real or simply the result of more boards taking their plans off proxy.

Sadly, more boards appear to be bypassing the proxy process by unilaterally adopting broad-based, nonshareholder-approved option plans. In 2001, for the second straight year, there was a big drop in the number of stock plans on annual meeting ballots during the proxy season. More than 2,000 stock plans came up for votes at 2001 shareholder meetings, but the number of proposals was the lowest recorded for at least five years. This season's tally of 2,026 proposals is down 13.5 percent from 2000, and it's 23.5 percent below the highwater mark set two seasons ago.

Part of this drop in proposed plans or requests for more shares may be explained by market uncertainty. Layoffs and other cost savings measures and higher demand for cash by job seekers may have led to a glut of options. Shareholders' worst fear, however, is that the drop indicates a jailbreak—a fullblown migration away from shareholder approval. A recent survey by iQuanticBuck estimated that about one out of three public tech companies use non-shareholder approved plans—a six-fold jump from 1995.

While shareholders should take some satisfaction from the slowdown in the dilution express, they might want to hold judgment until they see the next set of 10-K filings.

Investors' hopes for tightening of U.S. stock exchange listing rules requiring shareholder approval of "broadly based" stock option plans were dashed when the NASDAQ stock market caved into pressure from tech companies and put off a final decision on a New York Stock Exchange (NYSE) proposed rule change. The NYSE proposal called for requiring all expensive stock plans to go before shareholders. The NASDAQ Listing and Hearing Review Council (which includes representatives from Oracle, and a major Silicon Valley law firm) even fell short of recommending—as the NYSE did—that all plans providing for grant to top executive officers go before shareholders. Instead, the NASDAQ opined that requiring approval for plans covering nonemployee directors was enough to protect investors against conflicts of interest.

Outlook

This flight from accountability has all eyes focused on the nation's capital where newly minted SEC chairman Harvey Pitt must decide whether to follow ex-chair Arthur Levitt's lead by putting pressure on the stock exchanges to close the broad-based plan loophole. Pitt also inherited a proposed set of enhancement to proxy statement disclosures that would provide line-by-line details on the size and scope of non-shareholder approved plans. Sadly, the SEC's shift of focus caused by the tragic events of Sept. 11 may lead to delays that make such enhanced disclosures unavailable to shareholders in 2002.

Notably, executive pay has reemerged as a front-burner political issue in the nation's capitol. Even before Sept. 11, "runaway" executive pay had become a point of contention at Congressional hearings on issues ranging from HMOs to mergers and drug pricing. In the wake of the airline industry bailout, members of Congress called on corporate chieftains to share the pain of workers who were laid off in the wake of the crisis and the related market tailspin. Most of the major airline CEOs, including American Airlines, Continental Airlines, Delta Air Lines, Inc., United Airlines, and US Airways Group, Inc., responded to the heightened pressure by voluntarily cutting or eliminating their 2001 pay packages. Calls for government bailouts for other impacted industries and massive layoffs related to the events will likely result in similar pressure on executives to surrender all or part of their pay for 2002.

Meanwhile, investors anxiously await the arrival of 2002 proxy statement disclosures of this year's pay packages. If 2001 pay levels reflect the decline in the markets, shareholder anger over the pay-performance chasm may fade. If compensation continued to rise, however, investors are likely to turn on boards—especially members of compensation panels. ▼

News Releases

Stock 'Overhang' Rates Continue to Climb

Contact: Ann M. Egan
ann.egan@us.wmmercer.com
816-556-4811

Growing emphasis on stock-based compensation pushes "overhang" rates to highest levels ever, a new study shows, yet these higher dilution levels do not necessarily lead to better shareholder returns.

New York – 27 August 2001 – As recently as a decade ago, it was unusual for a company to have an overhang (shares set aside for future long-term incentive grants plus shares set aside for outstanding grants) of more than 10% of company common shares outstanding (CSO). Today, the opposite is true.

According to a new study from human resource consultants William M. Mercer, Incorporated, two-thirds of the nation's largest public companies (67.1%) now have an overhang in excess of 10%. This includes 20.6% of companies with an overhang of 15–20% of CSO and 15.1% with an overhang in excess of 20%.

Overhang in Excess of 10%					
Percentage of Common Shares Outstanding	**% of Companies**				
	1996	**1997**	**1998**	**1999**	**2000**
10-14.9%	36.0%	31.8%	33.9%	34.5%	31.4%
15-19.9%	9.8%	10.1%	13.9%	18.8%	20.6%
Over 20%	13.6%	14.1%	13.6%	13.9%	15.1%
Total	**59.4%**	**56.0%**	**61.4%**	**67.2%**	**67.1%**
Source: William M. Mercer, Incorporated					

In addition, Mercer's study shows median overhang for these large companies has risen to 13.3% of CSO in 2000, compared to 11.8% in 1999, 11.3% in 1998, 10.7% in 1997, and 10.7% in 1996. By contrast, median overhang from equity-based programs was approximately 4% in the early 1980s and around 6% in the early 1990s.

The study, "**Shares Reserved for Long-term Incentives and Shares Granted at 350 Major Industrial and Service Companies**," reflects information from fiscal year 2000 as reported in the companies' most recent annual reports and proxy statements.

According to Peter Chingos, Mercer's US practice leader for executive compensation consulting, several factors are responsible for this explosive growth in overhang:

- current stock market conditions, which have caused many executives and employees to refrain from exercising options;
- a continued shift from cash-based compensation to stock-based compensation, including the use of stock options;

- the use of larger grants and "mega grants";
- the extension of participation in stock plans to lower levels within the company and/or adopting broad-based or global share plans; and
- development of "stock ownership guidelines" for senior employees and directors.

Such actions are designed to foster a "pay for performance" culture. However, a Mercer analysis of stock overhang and shareholder return levels shows that increased dilution does not necessarily lead to better shareholder returns; in fact, very little connection is evident. "In this era of shareholder activism, higher overhang rates are very likely to result in increased shareholder scrutiny when a company adopts a new incentive plan or returns to shareholders to increase an existing plan's share reserve," Mr. Chingos says.

Mercer's study shows significant variation in overhang by industry. Industries with the highest overhang include diversified financials with median overhang of 26.2% of CSO, computers/office equipment at 24.0%, and electronics/electrical equipment at 16.8%. The industries with the lowest overhang rates include power utilities at 8.8% of CSO and metal products and insurance, both with median overhang of 10.4%.

Shares Reserved (Overhang) as a Percentage of CSO, by Industry	
Industry (No. of Companies)	**Median**
Chemicals (17)	14.6%
Commercial banking (24)	12.2%
Computers/office equipment (12)	24.0%
Diversified financials (12)	26.2%
Electronics/electrical equipment (20)	16.8%
Food/beverages (24)	12.6%
Forest/paper products (12)	12.4%
Health care/pharmaceuticals (15)	12.7%
Industrial and farm equipment (19)	13.3%
Insurance (13)	10.4%
Metal products (9)	10.4%
Metals (10)	13.3%
Petroleum refining (12)	12.0%
Publishing/printing (10)	16.8%
Retailers (15)	11.1%
Transportation (12)	12.7%
Utilities (power) (18)	8.8%
Wholesalers (9)	13.2%
All companies (290 of 350 companies)	**13.3%**
Source: William M. Mercer, Incorporated	

Mercer's study also noted a continued drop in the number of plans with "evergreen" reserves. Under such a plan, the company would automatically make a percentage of shares available to grant each year (for example, 1% to 1.5% of CSO). In 2000, only 14.4% of plans featured such a provision,

down from 17.0% in 1999, and 18.8% in 1998.

Shares granted
Mercer's study also examined "run rates" – shares granted annually as a percentage of company common shares outstanding. As with overhang, these rates have been climbing steadily. Of the 350 companies studied, median annual equity grants were 1.8% of CSO in 2000 versus 1.6% in 1999, 1.4% in 1998, 1.3% in 1997, and 1.2% in 1996.

Again, there is significant variation by industry. Companies in computers/office equipment made the largest grants in 2000 with a median of 4.3% of CSO, followed by diversified financials at 2.9%, and publishing/printing at 2.5%. Petroleum/refining companies made the smallest grants in 2000 with a median of 0.9% of CSO, followed by metals at 1.1%, and power utilities and metal products, both at 1.2%.

Total Shares Granted as a Percentage of CSO, by Industry

Industry (No. of Companies)	Median
Chemicals (17)	1.6%
Commercial banking (24)	1.8%
Computers/office equipment (12)	4.3%
Diversified financials (12)	2.9%
Electronics/electrical equipment (20)	2.1%
Food/beverages (24)	1.4%
Forest/paper products (12)	1.4%
Health care/pharmaceuticals (15)	1.5%
Industrial and farm equipment (19)	2.1%
Insurance (13)	1.7%
Metal products (9)	1.2%
Metals (10)	1.1%
Petroleum refining (12)	0.9%
Publishing/printing (10)	2.5%
Retailers (15)	1.7%
Transportation (12)	1.5%
Utilities (power) (18)	1.2%
Wholesalers (9)	2.3%
All companies (346 of 350 companies)	**1.8%**

Source: William M. Mercer, Incorporated

Taking action
According to Mr. Chingos, companies can take any number of steps to control dilution, including:

- providing more of a balanced package of equity and nonequity pay elements; and
- making it easier for employees to exercise their options earlier, rather than holding onto them.

"During the past several years, we've been in a period of runaway dilution as established blue-chip companies have scrambled to retain key staff and

compete with 'new economy' companies," Mr. Chingos says. "But now the picture has changed and companies must reevaluate their dilution levels. The decline in evergreen reserves may be one signal that companies are listening to shareholder activists' requests to control dilution."

William M. Mercer, Incorporated, *one of the nation's leading consulting organizations, assists employers in the areas of human resource strategy and implementation. Headquartered in New York and with offices in 40 US cities, the firm is the US operating company of William M. Mercer Companies LLC, a worldwide consulting organization with more than 13,000 employees serving clients in 136 cities in 40 countries and territories.*

BACK

Executive Compensation

PERSPECTIVE

Issue C4 - May 2001

Managing the Dilution Caused by Stock Option Plans

Canadian Edition

In Canada, stock options increasingly form an important element of compensation for both executives and the broader employee population. One of the most fundamental issues companies are facing in the design and management of stock option plans is determining both an appropriate number of shares to reserve and the allocation of these shares throughout the life of the plan. In this article, we discuss dilution (a measure of stock option usage), as well as stock option plan design features that allow the level of dilution to be prudently managed.

What is dilution?

Dilution is the "cost" of options to shareholders, that is, the percentage of a company that will be transferred to employees when stock options are exercised. The exercise of options usually gives rise to **actual dilution**, as it results in new shares being issued from treasury and a corresponding increase in the number of shares outstanding. The original shareholders are left owning a smaller proportion of the company than prior to the exercise of the options. This cost is generally tolerable because, in order to make stock options worth exercising, there has to be a corresponding increase in the market value of the company.

Consideration is usually given to **total potential dilution**, or **"overhang"**, to determine the full impact of a stock option plan. Total potential dilution is equal to the sum of outstanding stock options and shares available for future option grants, taken as a percentage of common shares outstanding ("CSO").

How much dilution is too much?

There is no absolute level at which dilution is considered excessive. Generally, the test for acceptability of dilution levels includes a number of factors, including shareholders' tolerance to dilution levels, general practices in a company's specific industry, and design features of the plan.

Shareholders are mainly focused on maximizing returns, but they do recognize the need to share a portion of their ownership in a company in order to motivate, attract and retain top talent. Shareholders of Canadian companies must approve the amount of stock to be reserved for issuance under stock option plans, and they generally require that dilution levels be reasonable. For example, major Canadian institutional investors such as Ontario Teachers' Pension Plan Board, OMERS, etc., have set general guideline levels of acceptable total potential dilution. Typically, for

mature non-high-technology companies, acceptable levels range from 5% to 10% of CSO, while levels for high-technology companies can extend up to 15%. Institutional investors also consider plan-specific design features, such as eligibility or performance conditions, in their determination of acceptable dilution ranges.

Another means of gauging acceptable levels of dilution is to determine what comparable companies in the same industry are doing with respect to stock option grant practices. As a general rule, U.S. dilution levels are greater than Canadian, and dilution levels for high-technology companies are greater than those for general industry. Since trends in the U.S. frequently provide a good indicator for future Canadian developments, upward pressure is expected on the number of shares to be allocated to stock option plans in Canada. A simple illustration of this phenomenon is provided in the chart below (based on recent Mercer studies of stock option plan disclosure by large public companies in Canada and the United States).

Dilution at Canadian and U.S. Companies


Percentiles
75th
50th
25th
% CSO
40%
35%
30%
25%
20%
15%
10%
5%
0%
Canada*
United States
General Industry
High-Tech
General Industry
High-Tech
Dot-Coms

* Canadian levels derived from Fairvest Proxy Monitor Corp. data.

This chart illustrates recent levels of total potential dilution (i.e., options outstanding plus shares available for option grants). It is interesting to note that at least half of Canadian high-technology companies studied have dilution levels that exceed limits considered acceptable by institutional investors, as previously described. The high-technology sector emphasizes equity-based compensation, i.e., stock options, over cash and also features a greater number of stock option plans for the broader employee population than in general industry. With such a focus, some companies with large numbers of stock options already outstanding have had to seek approval for additional allocations of shares to ensure they can continue to attract talent amid competitive pay pressures.

Stock option plan features will affect levels of dilution, as will some broader compensation decisions and market factors. The following points are a brief summary of some of the drivers of dilution.

Plan features impacting dilution

1. Eligibility and participation levels. Limiting eligibility and participation in stock option plans to a select group of employees tends to keep dilution levels lower, as long as grant sizes are kept to reasonable levels. For example, some companies limit eligibility for option grants to executives and other key employees (i.e., those who have the ability to significantly affect the bottom line). On the other hand, implementing a broad-based stock option plan, which typically allows a significant proportion of the employee population to participate, generally leads to higher dilution. Most stakeholders normally consider the higher dilution caused by broad-based plans to be acceptable because it aligns employees' interests with those of the shareholders.

2. Burn rate. Another measure of share usage in an option plan is the "burn rate", or the annual utilization rate, which refers to how many options are granted each year (and is also expressed as a percentage of CSO). Making regular annual option grants may hold dilution

from outstanding options at lower levels than less frequent ad hoc grants, assuming employees exercise their holdings on a regular basis.

3. Term and vesting schedule. The term of an option dictates when it expires and can no longer be exercised. Most employee stock options in Canada have a term of 10 years. Options with a longer term (i.e., 10 years versus 5 years) are worth more because they allow for a longer period over which the stock price may increase. A longer term may also result in employees holding onto their options over an extended period, thus causing higher dilution levels from outstanding options for a longer period. A shorter term (e.g., 5 years) would require higher numbers of options to be granted to deliver equivalent value to options with a longer term.

The vesting schedule for an option grant determines when an employee can exercise the options. For example, options may vest over 4 years, giving employees the right to exercise 25% of the option grant each year. Since some employees exercise their options as soon as they vest, a shorter vesting schedule may result in lower dilution levels from outstanding options.

4. Performance conditions. Some stock options have performance conditions attached, for example allowing vesting only if specific performance goals are achieved, such as a stated return on assets. This type of stock option grant is intended to be more shareholder-friendly, as both shareholders and employees win if the performance goals are attained (assuming that the performance required will favourably impact share price.)

Options with attached performance conditions are worth less than regular options because the conditions decrease the likelihood of realizing gains. With performance conditions attached to the options, dilution levels may increase because more options are needed to deliver a value equivalent to a regular grant.

Other factors affecting dilution

1. Cash vs. equity-based compensation philosophy. Many companies have a compensation philosophy which favours the granting of equity over cash compensation (either through desire or necessity, for example, due to limited cash resources). In such cases, higher dilution may be tolerable, since employees receive a smaller proportion of their compensation in cash, and a larger proportion from stock options that will pay out only if the company's share price improves.

2. Equity participation through an ESPP. If a company allows the broader employee population to participate in its long-term success through an employee share purchase plan (ESPP), rather than through a stock option plan, dilution levels will generally be lower. Why? Because, one, the company typically will grant fewer stock options; and, two, shares for Canadian ESPPs are usually purchased on the open market, rather than granted from treasury.

3. Other long-term incentive plans. A company's goals behind establishing a stock option plan may also be served by other types of long-term incentive vehicles (e.g., performance units, long-term cash plan, etc.). The use of other long-term incentives may supplement or even replace a stock option plan and, because such incentives are typically cash-based, total potential dilution is reduced.

4. High turnover rate. Companies experiencing high employee turnover will find the store of options available for grant being replenished, because employees leaving a company usually forfeit their unvested options. Although this may bode well for managing the dilution from outstanding options, the company may have to look into

Canadian Executive Compensation Practice Contacts

Ken Hugessen
Toronto
416 868 2902

Lisa Slipp
Toronto
416 868 7665

Leslie Sarauer
Toronto
416 868 2891

André Perrault
Montréal
514 841 6762

Jeff Webber
Calgary
403 269 4945, x294

John Hammond
Vancouver
604 609 3109

operational and company performance issues associated with the turnover, and should be concerned about the fundamental reasons for employee departures.

5. Share buybacks. To reduce the actual dilution of ownership which occurs from exercising options, companies can use their available cash (or even take on debt) to buy shares back from the open market. For example, purchasing 100 shares on the open market when 100 options are exercised will ensure that a constant number of common shares outstanding is maintained (thus the remaining shareholders continue to own the same percentage of the company as before). This practice can turn out to be very expensive, especially since options tend to be exercised in a rising market. On the other hand, it does allow a specific cost to be attributed to the option plan.

6. Changing stock price. A flat stock price can act to increase dilution from outstanding options. If a company's share price is flat, employees may hold onto their options for longer periods of time, with the hope that the price will increase. A flat share price will also tend to result in bigger option grants, in order to deliver the same compensation value as options on shares with more price volatility.

Conversely, a rising stock price can act to both increase and decrease the dilution from outstanding options. A rising stock price may induce employees to exercise in order to realize a gain. On the other hand, a rising stock price may also cause employees to hold onto their options longer in the hope that they will realize an even larger gain.

There are many factors that can impact the level of dilution created by an option plan. While plan features appear to have the most direct influence, broader compensation and human resources issues as well as the volatility of the share price and stock markets in general will also influence total potential dilution.

The simplest and most direct way to keep total potential dilution low is to reserve a modest number of shares for an option plan and make limited regular grants with short vesting periods and shorter terms. However, such an approach could result in lowered competitiveness of compensation and serious retention concerns, particularly in some industries.

In the Canadian business environment, stock option plans are the most prevalent, and the most tax-effective way to deliver a long-term incentives to employees. A stock option plan's design and grant practices should reflect the company's goals and objectives, with a view to managing total potential dilution, in the context of shareholders' concerns and market pay pressures.

Mary Heffernan

The Canadian edition of Executive Compensation *Perspective* is published by William M. Mercer Limited, BCE Place, 161 Bay Street, Toronto, Ontario M5J 2S5. You are welcome to reprint short quotations or extracts from this material with credit given to William M. Mercer Limited.

IRRC

Background Report - Detail

2001 CG-A: Executive Compensation Plans Raised in Management Proposals			
Author/Contact:	Drew Hambly	**Report Date**	March 20, 2001

Abstract:
Average opposition to stock option plan proposals rose in 2000, to a record high of nearly 22 percent of the votes cast, surpassing the previous high set in 1996. Due in part to last year's volatile stock market, shareholders placed greater scrutiny on companies that proposed new stock option plans in 2000. Concerns about repricing, potential dilution and increasing executive gains through stock options contributed to the record opposition.

IRRC tracked a total of 198 new executive stock option plan proposals in 2000 at S&P Super 1,500 companies. (This index includes the S&P 500, the S&P 400 MidCap and the S&P 600 SmallCap indices.) Average opposition to these plans was 21.8 percent of the votes cast, up from 18.3 percent of votes cast in 1999, 17.8 percent in 1998, 16.2 percent in 1997, and the previous record of 19.0 percent set in 1996.

Six executive stock option plan proposals in the S&P Super 1,500 were voted down by shareholders in 2000; a total of 10 were voted down in IRRC's core research universe of about 2,000 companies. Avant, a software services company, received the highest opposition to its plan, 68.9 percent of the votes cast. The resolution sought to add 2 million shares to an existing stock option plan, in addition to 500,000 shares per year until the plan's termination in 2005. With the additional shares, the company's total potential dilution would be 28.5 percent. This omnibus plan also allowed the compensation committee to grant options at 85 percent of fair market value. The nine other defeated proposals were submitted by Synopsys, Damark International (two proposals), Documentum, Micros Systems, Actel, Marine Drilling, Ciena and Proxim.

IRRC also reviewed 129 bonus plan proposals from the S&P Super 1,500 in 2000 submitted by companies in response to Internal Revenue Service Code Section 162(m). That provision, which imposes a limit on the tax deductibility of compensation in excess of $1 million paid to any of a company's top five executives, exempts certain "performance-based" compensation paid out according to plans approved by shareholders (as explained more fully in Appendix D). The number of companies seeking approval of bonus plans in 1999 was 158, compared with 90 tracked in 1998, 116 tracked in 1997, and 146 in 1996. The large increase in 1999 could be attributed to the fact that qualified bonus plans need shareholder approval every five years. The 1999 proxy season was five years after the adoption of the 162(m) rules. Opposition rates to these bonus plans continue to be relatively low, with 6.2 percent average opposition in 2000, compared with 5.6 percent in 1999, 6.0 percent in 1998, and 5.1 percent in 1997.

1350 Connecticut Avenue, NW, Suite 700, Washington, DC 20036
phone: 202-833-0700 fax: 202-833-3555

IRRC

IRRC Corporate Governance Service 2001 Background Report A:

MANAGEMENT PROPOSALS ON EXECUTIVE COMPENSATION PLANS

By Drew Hambly
March 20, 2001

EXECUTIVE SUMMARY

Average opposition to stock option plan proposals rose in 2000, to a record high of nearly 22 percent of the votes cast, surpassing the previous high set in 1996. Due in part to last year's volatile stock market, shareholders placed greater scrutiny on companies that proposed new stock option plans in 2000. Concerns about repricing, potential dilution and increasing executive gains through stock options contributed to the record opposition.

IRRC tracked a total of 198 new executive stock option plan proposals in 2000 at S&P Super 1,500 companies. (This index includes the S&P 500, the S&P 400 MidCap and the S&P 600 SmallCap indices.) Average opposition to these plans was 21.8 percent of the votes cast, up from 18.3 percent of votes cast in 1999, 17.8 percent in 1998, 16.2 percent in 1997, and the previous record of 19.0 percent set in 1996.

Six executive stock option plan proposals in the S&P Super 1,500 were voted down by shareholders in 2000; a total of 10 were voted down in IRRC's core research universe of about 2,000 companies. Avant, a software services company, received the highest opposition to its plan, 68.9 percent of the votes cast. The resolution sought to add 2 million shares to an existing stock option plan, in addition to 500,000 shares per year until the plan's termination in 2005. With the additional shares, the company's total potential dilution would be 28.5 percent. This omnibus plan also allowed the compensation committee to grant options at 85 percent of fair market value. The nine other defeated proposals were submitted by Synopsys, Damark International (two proposals), Documentum, Micros Systems, Actel, Marine Drilling, Ciena and Proxim.

IRRC also reviewed 129 bonus plan proposals from the S&P Super 1,500 in 2000 submitted by companies in response to Internal Revenue Service Code Section 162(m). That provision, which imposes a limit on the tax deductibility of compensation in excess of $1 million paid to any of a company's top five executives, exempts certain "performance-based" compensation paid out according to plans approved by shareholders (as explained more fully in Appendix D). The number of companies seeking approval of bonus plans in 1999 was 158, compared with 90 tracked in 1998, 116 tracked in 1997, and 146 in 1996. The large increase in 1999

could be attributed to the fact that qualified bonus plans need shareholder approval every five years. The 1999 proxy season was five years after the adoption of the 162(m) rules. Opposition rates to these bonus plans continue to be relatively low, with 6.2 percent average opposition in 2000, compared with 5.6 percent in 1999, 6.0 percent in 1998, and 5.1 percent in 1997.

Recent developments

Some recent developments affecting stock-based compensation are highlighted below. These are discussed in more detail in Section I. Background on Regulatory Developments Impacting Management Pay.

New disclosure rules proposed: On Jan. 29, 2001, the SEC released a proposed rule that would expand the disclosure requirements in companies' proxy statements or annual reports with respect to shares authorized under stock compensation plans. The proposed amendments to the Securities Exchange Act of 1934 would require disclosure of the following:

- the number of shares authorized for issuance under each equity incentive plan in effect as of the last day of the most recent fiscal year;
- the number of shares issued during the last fiscal year and the number of shares subject to options and warrants granted during the last fiscal year, under each plan;
- the number of shares issuable under outstanding options, warrants or rights under each plan; and
- the number of shares available for future award under all company plans.

The company would also have to disclose the number of shares covered under all individual arrangements (usually as an aggregate number) for each of the above categories. In addition, any plan the company adopted without shareholder approval during its most recent fiscal year would have to be described, and filings containing descriptions of such plans adopted in prior years would have to be identified.

Stock option repricing: The incidence of stock option repricing dropped dramatically following indication that the Financial Accounting Standards Board (FASB) would make accounting for repriced options prohibitively expensive for companies. Just 31 companies reported they repriced options in 1999, compared with 306 in 1998, and 169 in 1997. The new FASB rule was finalized in July 2000, retroactive to stock options repriced after Dec. 15, 1998.

Stock option recission: Companies that permitted executives to rescind exercised employee stock options last year will have to disclose this information to shareholders in footnotes to their annual reports, the SEC announced January 31. The decision is a boon for shareholders that wish to be informed of notable company policies.

The issue came to the forefront because some companies allowed executives to rescind a prior exercise of stock options after the value of the shares they received upon options exercised early in 2000 declined sharply by the end of the year. Executives complained that the taxes they owed as a consequence of exercising their options were much greater than the value of their shares. Rescissions that occurred in 2000 may have significant cash consequences that may impact companies' bottom lines, because companies that permitted executives to rescind a prior exercise of stock options lose the tax benefits they would otherwise receive. Companies that rescind option exercises after the end of 2000 will also face unfavorable accounting treatment for the "restored" options.

Super"stock options: Two U.S. representatives, Amo Houghton (R-N.Y) and John Boehner (R-Ohio) are currently working to craft a single bill that would create a "super stock option" and help spread options to more employees. Their joint bill may be introduced this spring after two separate bills failed to make it through the 106th Congress. Boehner's previous bill involved deferral of taxation by employees while maintaining tax deductibility by the corporation granting options (provided the plan met various requirements), while Houghton's was aimed at creating a new type of stock purchase plan that would have allowed employees to purchase company stock with pretax dollars.

Trends in CEO pay

- Analysis of the fiscal year 2000 pay reported thus far for 231 CEOs reveals the importance of incentive-based awards in overall CEO pay packages. The median salary for CEOs in the S&P 500 in fiscal 2000 was about $692,000, up 3 percent from the previous year. But bonus awards deliver much to the typical CEO. Eighty-four percent of CEOs in the S&P 500 received a bonus in fiscal 2000 with a median value of $845,000—a 20.3 percent increase over the previous year.

- IRRC's study of executive pay also shows that the real prize for the typical CEO lies in option grants. The aggregate of option grants over the last few years represents a formidable treasure chest for most CEOs. In fiscal 2000, the typical S&P 500 CEO held exercisable options worth $13.2 million (up from $4.2 million in 1997). On top of that was another $8.6 million worth of options not yet vested. CEOs continue to cash in some of their options--43.5 percent exercised options last year, compared to 56 percent in fiscal 1999, 52 percent in fiscal 1998, 51 percent in fiscal 1997, and 46 percent in fiscal 1996. Those exercising in fiscal 2000 realized an impressive median gain of $6.4 million.

- After a small decrease in the number of options granted in fiscal 1998, CEOs once again were rewarded with sizeable option grants. The number of shares covered by the average option award to a CEO in the S&P 500 increased by 20 percent in fiscal 1999, versus a 1.4 percent decrease in fiscal 1998.

- The actual number of CEOs in the S&P 500 group that received an option award increased to 85 percent after hovering around 81 percent for the previous two years. This percentage has been increasing steadily for many years. However, the prevalence of option award grants in the S&P MidCap (76 percent) and SmallCap (73 percent) indices increased in fiscal 1999 for the first time in three years after holding steady at about 70 percent of CEOs.

I. BACKGROUND ON REGULATORY DEVELOPMENTS IMPACTING MANAGEMENT PAY

Option exercise recissions

Companies that permitted executives to rescind exercised employee stock options last year will have to disclose this information to shareholders in footnotes to their annual reports, the SEC announced January 31. The SEC decision is particularly important to accountants who are working on audits of companies that use a calendar year for accounting purposes. The decision also is a boon for shareholders that wish to be informed of notable company policies.

The issue came to the forefront because some companies allowed executives to rescind a prior exercise of stock options after the value of the shares they received upon options exercised early in 2000 declined sharply by the end of the year. Executives complained that the taxes they owed as a consequence of exercising their options were much greater than the value of their shares. The companies reacquired the shares from the executives and then reissued the options at the old terms, as if the options had never been exercised in the first place. Names of companies that have allowed such rescissions have not yet been disclosed; however, some speculate that they are primarily technology companies. The market value of the stock of companies in the Nasdaq 100 decreased on average by more than 28 percent between the end of February 2000, and December 2000, reports Credit Swiss First Boston.

The rescissions that occurred in 2000 may have significant cash consequences and may impact companies' bottom lines. This effect relates to the tax benefit that companies receive when employees exercise stock options. Companies that permitted executives to rescind a prior exercise of stock options would lose the tax benefits they would otherwise receive. Companies that rescind option exercises after the end of 2000 will also face unfavorable accounting treatment for the "restored" options.

According to the new SEC regulation, companies will not be required to disclose the names of the executives who were allowed to rescind their exercise of stock options. However, the mere fact that a select few executives were afforded the opportunity to rescind their exercise of stock options could come as a surprise to shareholders. A company's decision to allow rescissions is material, according to the SEC, because it is a company policy that shareholders are entitled to know about. In its statement, the SEC cited a rule requiring disclosure of "significant modifications of outstanding awards" of options, and said, "the terms of the recession should be clearly disclosed.

Option repricing

According to IRRC research, the number of companies that reported repricing stock options in fiscal year 1999 dropped off dramatically from the previous two fiscal years. New Financial Accounting Standards Board (FASB) rule clarifications have made it prohibitively expensive for companies to replace or reprice underwater stock options. The new rules of APB Opinion No. 25, Accounting for Stock Issued to Employees, which took effect July 1, 2000, say all stock option repricings will result in variable award accounting from the date of repricing until the date of exercise. The rules also apply to a cancellation of stock options and their

replacement with new shares. They apply to all modifications of awards that occurred after Dec. 15, 1998. According to the rule changes, companies would have to apply variable accounting for new options that are granted in connection with the cancellation of outstanding out-of-the-money options if either of the following occur:

- new stock options with a lower exercise price are granted within six months before or after cancellation of the old stock options; or
- new stock options with a lower exercise price are granted outside the six-month before/after window period, but either (1) the company agrees to compensate the optionee for increases in stock price during that period, or (2) the company and optionee agree to cancel the old stock options at some future date.

FASB also has clarified that variable accounting is required only for up to the number of new shares granted that are equal to the number of old shares cancelled.

The incidence of repricing has declined significantly since FASB indicated it would trigger unfavorable accounting consequences. That incidence peaked in 1998--306 companies, or 9 percent of IRRC's research universe, reported in 1999 disclosures that they had repriced options in fiscal year 1998 (up from 169 that had done so in fiscal 1997). A total of 0.5 percent were companies in the S&P 500 index, 0.7 percent were in the S&P 400 MidCap index, 1.3 percent in the S&P 600 SmallCap index, and 6.5 percent were companies outside these three indices. Just over 40 percent of the 306 companies were in the technology sector, with 32 percent from the health care and consumer-cyclicals economic sectors.

In 2000, the number of companies that reported repricing options in fiscal year 1999 declined dramatically to 31 companies or approximately 1.0 percent of IRRC's research universe of nearly 3,400 companies. A total of 0.1 percent were companies in the S&P 500 index, 0.1 percent were in the S&P 400 MidCap index, 0.1 percent in the S&P 600 SmallCap index, and 0.8 percent were companies outside these three indices. Only 35 percent of these companies that repriced options in fiscal 1999 were in the technology economic sector, with 28 percent from the health care and consumer-cyclicals economic sectors

The dramatic decline in the number of companies that repriced stock options in fiscal year 1999 appears to be a direct result of the FASB clarification of Opinion No. 25. In fact, of the two S&P 500 companies that repriced options in 1999, Healthsouth proceeded cautiously by seeking shareholder approval of its repricing program. The program received the support of 73.2 percent of the shares voted. The other company, Micron Technologies, did not seek shareholder approval.

Broad-based stock option plans

In December 1997, the New York Stock Exchange (NYSE) initiated a new policy that would govern the adoption of broad-based stock option plans for listed companies. On April 8, 1998, the NYSE enacted a rule that would exempt companies from obtaining shareholder approval of certain stock option plans that were deemed broad-based. Many institutional investors argued that any stock plan, no matter how dilutive, should be put to a shareholder vote. The concerns raised among institutional investors over the definition of broad-based stock option plans under the new rule caused the NYSE to open a comment period to review suggested changes. The exchange also established a task force comprised of its various constituent groups to review the comments and recommend possible changes. Under a revised rule proposed in October 1998, broad-based plans that do not require shareholder approval are defined as those in which:

- at least a majority of the company's full-time U.S. employees are eligible to participate under the plan; and
- at least a majority of the shares awarded under the plan (or shares of stock underlying options awarded under the plan) during the shorter of the three-year period commencing on the date the plan is adopted by the issuer, or the term of the plan itself, are made to employees who are not executives or directors of the company.

The revised policy, which was put in place on a pilot basis until Sept. 30, 2000, narrowed the loophole for broad-based stock option plans that do not require submission for shareholder approval, but failed to address a number of institutional investors' concerns, including setting an overall maximum dilution level for all plans.

The NYSE directed the task force that drafted the new rule to study a possible listing standard establishing an overall dilution maximum for all non-tax-qualified plans that otherwise would be exempt from shareholder approval. In November 1999, the task force abandoned its plans to set a dilution threshold. Instead, the task

force recommended that the SEC require clearer and more consistent disclosure information about stock option plans. Specifically, it recommended that information on the number of shares authorized and outstanding and the terms and price of such options be included in proxy statements. In addition, the task force proposed that shareholder approval would be required for all stock plans that include directors or officers. However, companies may have non-shareholder-approved plans not open to directors or officers equivalent to 10 percent of the shareholder-approved total.

In August 2000, the New York Stock Exchange asked the commission to extend the pilot period for an additional three years, to allow time for it to focus attention on developing a uniform dilution standard. The NYSE's Stockholder Approval Policy Task Force in 1999 recommended requiring enhanced disclosure on dilution in the compensation tables contained in companies' SEC filings. Although the task force formulated dilution standards and presented them in its report, the task force said, and the NYSE's board agreed, that such standards should be adopted uniformly by all the major listing markets in the United States. Accordingly, the NYSE began discussions with the management of the National Association of Securities Dealers regarding a dilution standard, but no consensus was achieved.

At the same time that the task force reached a compromise on these issues, it also decided to abandon its plan to set a dilution standard to be used when determining which stock option plans would have to be approved by shareholders under the new listing standards. The group said the lack of disclosure about equity compensation by companies made it nearly impossible to make accurate calculations on dilution. Therefore, the task force recommended that the SEC require clearer and more consistent disclosure of information about stock option plans. Plans to increase this type of disclosure are proceeding on two tracks: the SEC reportedly is moving very quickly on this issue and the NYSE's task force has drafted a recommendation.

When the SEC issued the proposed rule on a pilot basis, it requested that the NYSE submit a data report in connection with any extension request. The data report was supposed to contain information about which newly adopted stock option plans relied on the broadly based exception set forth in the 1999 policy. The NYSE did not submit the data, but promised to do so within 45 days after it filed the request for the extension. "Should the exchange find that it will take significantly longer to compile the full report, the exchange will prepare and submit to the commission an interim report covering the information assembled during the 45-day period while continuing to work expeditiously to complete the report," the NYSE says in its filing to the SEC. In November 2000, the SEC granted a one-year extension of the pilot.

Nasdaq released a bulletin on Dec. 5, 2000, that requested public comments on plans to change its listing standards on the shareholder approval of option plans so these standards would align with the recommendations that the New York Stock Exchange made in November of 1999. Under the current rule, companies listed on the Nasdaq may adopt stock option plans without obtaining shareholder approval in cases where there is broad-based participation by non-officer employees. Former SEC chairman Arthur Levitt asked Nasdaq to adopt the proposal drafted in 1999 by the New York Stock Exchange's Stockholder Approval Policy Task Force.

The NYSE task force's draft recommended that companies disclose in various SEC filings the following information:

- the total number of options and stock appreciation rights granted to employees and all other persons during the last completed fiscal year and the weighted-average exercise price of such options;
- the total number of outstanding options and stock appreciation rights that were granted but unexercised that are held by employees and all other persons as of the end of the last completed fiscal year and the weighted-average exercise price for such options;
- the total number of options and stock appreciation rights available for grant to employees and all other persons at the end of the last completed fiscal year;
- the total number of shares issued and outstanding as of the last completed fiscal year;
- the total number of shares of restricted stock, unrestricted stock and other similar awards granted to employees and all other persons at the end of the last completed fiscal year;
- the total number of shares of outstanding restricted stock, unrestricted stock and other similar awards available for grant to employees and all other persons at the end of the last completed fiscal year; and
- the name of each plan and whether shares available for award under each plan were approved by shareholders, the aggregate amount of awards issued or outstanding under each plan and whether the plan permits repricing of awards and the circumstances regarding such repricing.

Furthermore, the task force is recommending that "any compensatory plan providing for compensation to any officer or director, or that is reasonably expected to exceed $100,000 to any employee to whom options, restricted stock or similar equity awards may be awarded, be filed with the SEC."

The group says this increased disclosure "will, for the first time, give shareholders and analysts, in one place, all of the information necessary to make their own dilution calculations with a high degree of accuracy." It adds, "These changes will facilitate both analysis and application of institutional dilution guidelines in voting decisions."

Currently, companies are not required to disclose that they have adopted a plan under the broad-based definition; consequently, finding information about them is often difficult. The SEC recently took an important step toward enhancing current disclosure of information about equity compensation, however. The purpose of a proposed amendment to disclosure requirements, which was recently published for comment, would mandate that companies disclose, in a tabular format, the following at least annually in its proxy statement or annual report (Form 10-K or 10-KSB):

- the number of shares authorized for issuance under each equity incentive plan in effect as of the last day of the most recent fiscal year;
- the number of shares issued during the last fiscal year and the number of shares subject to options and warrants granted during the last fiscal year, under each plan;
- the number of shares issuable under outstanding options, warrants or rights under each plan; and
- the number of shares available for future award under all company plans.

The company would also have to disclose the number of shares covered under all individual arrangements (usually as an aggregate number) for each of the above categories. In addition, any plan the company adopted without shareholder approval during its most recent fiscal year would have to be described, and filings containing descriptions of such plans adopted in prior years would have to be identified.

The proposed rules address several shareholder concerns, including incomplete disclosure of information related to equity compensation plans, the potential dilutive effect of those plans, and the adoption by companies of non-shareholder approved plans (which is difficult to find out about under current rules).

Currently, information on equity-based incentive plans can be obtained from a company's annual report. However, not all companies readily disclose full information on shares authorized under equity plans. About 22 percent of the S&P 1,500 companies tracked by IRRC did not disclose complete information on the shares available for future award under stock-based incentive plans in their 2000 filings.

As companies increasingly utilize stock options as part of their top executives' compensation packages, shareholders have become concerned about rising dilution levels. Among S&P 1,500 companies, the average potential dilution was at an all-time high of 14.6 percent as of 2000. In 1997, the first year that IRRC tracked dilution levels of S&P 1,500 companies, the average potential dilution was 11.6 percent. Growing shareholder concern about high dilution levels has, in turn, spurred shareholder opposition to equity plans. In 2000, the average opposition to stock-based plans was 20.7 percent of the votes cast, up from 17.4 percent in 1997.

Adoption of the proposed SEC rules would increase the visibility of a company's grant practices, and enable shareholders to hold companies to higher standards of accountability. Additionally, it would make information on equity compensation more readily available to shareholders. This would enhance investors' ability to determine a company's potential dilution level, and establish a sound basis for comparisons of dilution levels between companies and among their peer groups. The proposed disclosure rules also would require a company to disclose shares authorized under non-shareholder- approved plans. Under current rules, companies are not required to provide comprehensive disclosure of non-shareholder approved plans, and it is difficult to obtain information on these plans. IRRC is aware of 51 S&P 1,500 companies that have non-shareholder-approved plans in place.

Legislative issues

Two U.S. representatives, Amo Houghton (R-N.Y) and John Boehner (R-Ohio) are currently working to craft a single bill that would create a "super stock option" and help spread options to more employees. Their joint bill may be introduced this spring.

Last year, the congressmen tried to shepherd two separate bills through Capitol Hill during the final days of the 106th Congress. The Wealth Through the Workplace Act, H.R. 3462 was introduced by Boehner and would have created a "super stock option" that would provide tax deductibility to the employer and no taxation for the employee until shares were sold. The bill would have altered the U.S. tax code to allow workers to defer all taxation on their stock options until their shares were sold, making it easier for rank-and-file workers to hold on to their options and maximize their long-term potential.

To qualify to offer the new super option created by that legislation, a company would have had to allow at least 70 percent of its workers to participate in the plan. H.R. 3462 also included employee safeguards that prohibited employers from cutting salaries and payroll and substituting the new options in their place. Employers would have been required to offer the super stock option plan to workers with at least one year of service. Employees would be required to hold the shares for at least one year from exercise or two years from offer.

The five employees with the highest pay would have been excluded from the stock option plans. IRRC data indicates that in the S&P 500, the median percentage of options awarded to the top five executives in fiscal 1999 was 15.6 percent, and the average was 19.0 percent. In the S&P MidCap 400, the median percentage of options awarded to the top five executives was 23.3 percent, and the average was 26.0 percent. In the S&P SmallCap 600, the median percentage of options awarded to the top five executives was 26.7 percent, and the average was 28.9 percent. Although these figures do not indicate how far down the corporate ladder the option awards go, on average, less than 30 percent go to the top five executives.

Under H.R. 3462, employers sponsoring option plans would not have been permitted to provide disproportionate amounts of options to highly compensated individuals. The distribution of options would have had to bear a relationship to cash compensation. Employers would, however, have been allowed to provide performance-based option awards in excess of the uniform baseline. Stocks eligible to be granted as options under the bill would have had to be registered with the SEC.

The Universal Employee Stock Option Act of 2000, which was introduced by Rep. Houghton in the last Congress, would have added a new form of employee stock purchase plan to the Internal Revenue Code. The bill would have encouraged companies to establish broad-based stock purchase plans under which more rank-and-file employees would have been able to purchase company stock. The minimum purchase price would have been 100 percent of fair market value on the grant date, and the maximum option period would have been five years. (Under the current IRS tax code, the minimum purchase price is 85 percent of the fair market value.) Those electing to participate could have made pre-tax contributions of up to $10,000 a year. Employee contributions would have been made with pre-tax dollars. When the option was exercised, there would have been no tax due from the employee, and the company would have received a tax deduction for the full value of the stock at exercise (which includes the amount of the pre-tax employee contributions, plus any gain in stock value). At sale, the employee would have been taxed at ordinary income rates on the full value of the stock at exercise (the same amount deducted by the employer), with any excess gain taxed as a capital gain.

Under the bill, the government would have incurred a revenue cost associated with the deferral of reporting of the ordinary income by the employee lagging the ordinary deduction taken by the employer. Frederick W. Cook & Co., a compensation advisory firm that supported the legislation, pointed out that this is similar to the costs now incurred by the government under 401(k) plans. "The 'cost' to the U.S. Treasury of delayed tax revenue is offset by the social benefit of encouraging a sharing in value-creation opportunities through company stock with all employees," said a press release from Fredrick W. Cook. "This is a great way for the government to address the growing wage gap between executives and the rank and file, which is mainly caused by the growing use of stock options for key employees. Instead of 'lowering the top,' the Houghton bill encourages companies to 'raise the bottom' through broad-based stock option participation on a tax-favored basis," added the release.

The major difference between the two bills was the means by which they attempted to widen the distribution of stock options. Mike Sommers, a spokesman for Rep. Boehner, explained that H.R. 3462 would make the shift through changes to ERISA, while H.R. 4972 would have effected a redistribution through changes to the IRS tax code. Spokespersons for both Rep. Boehner and Rep. Houghton say the congressmen are collaborating on a joint bill for introduction in the 107th Congress. Sommers is optimistic about passage because The House Education & Workforce Committee passed H.R. 3462 last year. "That is a particularly partisan committee composed of a lot of Republicans aligned with big business and a lot of Democrats supporting labor, and it was able to pass this bill on a voice vote," he noted.

Using this report

To accommodate varying client needs, IRRC has divided the remainder of this report into four parts. Section II, Management Compensation Proposals, focuses on stock compensation trends and the structure of stock and bonus plans that were proposed for executives in 2000 at companies tracked by IRRC. Section III, Voting on Management Compensation Plans in 2000, discusses voting results on stock option and bonus plans. Section IV, Studies on Executive Pay, examines various resources dealing with executive compensation trends and issues. Section V, Proxy Voting Guidelines, details key considerations used by institutional investors in developing voting guidelines for compensation proposals. Throughout this report, unless otherwise indicated, numerical data concerning compensation plans for 1997, 1998, 1999 and 2000 is based on a 1,500-company universe comprised of Standard & Poor's 500 index, the S&P 400 MidCap index, and the S&P 600 SmallCap index, which are collectively referred to as the Super 1,500. Data for 1996, unless otherwise indicated, is based on IRRC's research universe for that year, which consisted of a similarly sized group of approximately 1,500 companies but with a somewhat different composition from that of the Super 1,500. Voting opposition is expressed as a percentage of votes cast, and includes abstentions.

Appendix A provides a glossary of compensation terms. Appendix B explains how IRRC calculates dilution. Appendix C summarizes Section 16b of the Securities Exchange Act of 1934. Appendix D provides a summary of Section 162(m) of the Internal Revenue Service Code.

II. MANAGEMENT COMPENSATION PROPOSALS

Executive stock plans

The trend since the late 1980s toward paying employees, especially high-level executives, in stock-based forms of compensation led to proxy voters seeing a growing number of stock option plan proposals on their ballot cards during the 1990s. For example, in 1998 there were a total of 606 proposals to adopt or reserve additional shares under stock option plans, stock award plans and employee stock purchase plans, compared with 501 such proposals tracked in 1996.

Suggesting that some companies may have reached the saturation point in this respect, IRRC's latest analysis shows that the total number of stock-based proposals actually declined in 2000, falling to 550 proposals from 560 proposals in 1999, and 606 proposals in 1998. Option plans continue to be the most prevalent, with 198 new plans offered in 2000 (compared with 210 in 1999, and 248 in 1998). Stand-alone stock award plans are becoming more infrequent (with only five new plans in 2000 versus eight in 1999, 11 in 1998, and 33 in 1997), while employee stock purchase plans appear to be rising in popularity, growing from 45 to 67 new plan proposals from 1996 through 2000.

In addition to satisfying many corporate governance activists' calls to tie pay to performance, several other factors fueled the proliferation of stock and options in executive compensation. One is the fact that option grants, compared with cash wages, have a lesser impact on company-reported profits. Under current accounting standards, companies only need to include in a footnote to their annual report an estimate of the fair value of options and their theoretical impact on net income.

Second, performance-based pay, such as stock options, generally is not subject to the limits mandated by the 1993 Omnibus Budget Reconciliation Act (OBRA), as implemented in Section 162(m) of the tax code. Section 162(m) caps corporate income tax deductions for nonperformance-based pay to each of a company's top five executives at $1 million. To ensure the full tax deductibility of executive pay, companies now tend to pay any amounts in excess of $1 million to executives in the form of incentives such as performance bonuses or stock options.

Figure 1: Number of proposals to adopt new stock plans or add shares to existing plans, 1999-2000


350
300
250
287
273
218
280
270


250
200
150
100
50
0
1999
2000
0
8
78
55
209
210
0
5
62
67
218
198
Award plans
Purchase plans
Option plans
Total
Award plans
Purchase plans
Option plans
Total
Add shares
Adopt

Features of stock option plans in 2000

Stock incentive plans typically provide executives with a mix of possible awards. As in years past, the most common types of awards under the new plans proposed in 2000 were incentive stock options and nonqualified stock options. More than half of the new plans (71 percent) also provide for awards of restricted stock, which explains why there are few stand-alone restricted stock plans. Another 56 percent of the new plans permit the award of stock appreciation rights (SARs). Only 16 percent specifically permit the award of reload options. More than half of the plans qualify as omnibus plans, which authorize five or more types of awards.

Figure 2 illustrates the frequency of some key plan characteristics of the stock option plan proposals in 2000. As shown, change-in-control provisions, which typically provide for the immediate vesting of awards in the event of a merger or other change in control of the company, are the most commonly appearing feature of stock option plans, contained in 83 percent of new stock option plan proposals last year.

The proportion of new plans containing language specifically reserving the discretion to reprice or replace underwater options declined to its lowest level in four years, 30 percent, down from a high of 35 percent in 1997 and 1999. The low percentage of plans that allow repricing may be attributed to management's heightened awareness of the views of shareholders, many of whom made their disdain for repricing known through increased activism or by using their right to vote against plans permitting the practice. Similarly, the number of proposals for new plans that permit grants of options with discounted exercise prices fell from 25 percent in 1997 to 20 percent in 1999, then rose slightly to 23 percent in 2000.

Despite the convenience they afford, most companies resist proposing plans with evergreen and quasi-evergreen features. This is consistent with the cool reception they typically receive from shareholders concerned about keeping potential dilution of their equity in check. IRRC tracked 15 quasi-evergreen plans in 2000. Evergreen and quasi-evergreen features make dilution calculations problematic for the scrutinizing investor since they provide for the automatic replenishment of shares available for issuance under a plan by reserving a certain percentage of outstanding shares each year. A discussion of each of the plan features listed in **Figure 2** can be found in Section III, which describes corresponding voting results, and also in Section VI, which discusses proxy voting guidelines for stock option plans.

Figure 2: Percent of new stock option plans in 2000 containing certain key features


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
8%
16%
23%
30%
51%
73%
83%
Evergreen or quasi-evergreeen
Authorize reload options
Authorize discount options
Permit repricing or replacement of underwater
Permit pyramiding
Permit acceleration of vesting
Contain change-in-control provisions

evergreeen | of underwater options | vesting | provisions

Potential dilution

~~Potential dilution is a key factor used by investors in evaluating a stock option plan. As new shares are issue~~d in the form of restricted stock under the plan and as stock options are exercised, the shares issued dilute existing shareholders' voting power as well as per-share earnings. IRRC measures the potential dilution associated with a stock plan proposal by dividing the number of shares proposed to be reserved by outstanding total voting power (as described more fully in Appendix B).

Figure 3 shows that management tended to keep the potential dilution of the stock option plans it proposed in 2000 at or below 5 percent of outstanding shares. The majority (57 percent) was below this key threshold. The *median* potential dilution of proposals to adopt new executive stock option plans was 4.9 percent. *Average* potential dilution, boosted by the 36 plan proposals with potential dilution above 9 percent, was 6.0 percent. Proposals in 2000 seeking to reserve additional shares under existing stock option plans had a median potential dilution of 4.4 percent of outstanding shares. Information on voting behavior in 2000 as it corresponds to potential dilution is included in Section III.

The potential dilution of stock plan proposals often stays below 5 percent due to a stock exchange rule that allows brokers and other intermediaries to cast ballots on so-called "routine" voting items. A proposal to approve a plan involving less than 5 percent of the outstanding stock is considered routine. For proposals involving dilution over 5 percent, the missing broker non-votes (i.e., those where the customer has not provided voting instructions to the broker) can constitute a sizable portion of abstentions from the vote—enough to cause some close calls to fail. As a result, many companies are apt to keep dilution of stock plan proposals below this threshold to ensure the votes of shares held by brokers, who typically vote in favor of management.

Figure 3: Potential dilution of stock option plan proposals in 2000


Number of plans
60
50
40
30
20
10
0
20
15
10
12
55
14
13
14
9
36
< 1
1 - 2
2.1 - 3
3.1 - 4
4.1 - 5
5.1 - 6
6.1 - 7
7.1 - 8
8.1 - 9
> 9
Percent of outstanding voting power

Section 162(m)

Under Section 162(m) of the Internal Revenue Service Code, effective as of 1994, any compensation that qualifies as performance-based pay is tax deductible, but certain "nonperformance-based pay" in excess of $1 million may not be deductible as a compensation expense. In order for cash bonuses to qualify as performance-based, a company must obtain shareholder approval of its plan's performance criteria and either the specific formula for bonus awards or the maximum award allowed under the plan. A summary of the provisions of Section 162(m) is set forth in Appendix D. (Note that additional requirements under Section 162(m) stipulate that an independent compensation committee must ratify, in writing, that the performance goals generating the bonuses have been attained.)

Based on IRRC's review of compensation committee reports, most companies report that they have crafted their executive compensation plans to conform to the criteria for tax deductibility but also reserve leeway to enter into future arrangements that may not meet the criteria.

Bonus plans

Enactment of Section 162(m) has resulted in a general increase in the number of bonus plans submitted for shareholder approval. As shown in **Table 1**, IRRC tracked a total of 129 bonus plan proposals in 2000, down

from 158 in 1999, and 145 in 1996, but up from 90 in 1998, and 115 in 1997. The most common type of proposal remains one that provides for annual awards. Most long-term bonus plans have a three-year performance period.

While the majority of companies award cash under bonus plans, some award executives with a mix of cash and stock instead of paying them solely in cash. In 1994, approximately 74 percent of the S&P 500 plans studied awarded cash only, while the remainder awarded a combination of cash and stock. Since 1995, about one-third of all new bonus plans tracked by IRRC awarded participants a combination of cash and stock under their bonus plan. In 2000, approximately 30 percent of the bonus plans tracked allowed participants to receive a combination of cash and stock awards.

In 1998, IRRC began tracking the number of bonus plan proposals that sought approval to reserve shares for issuance as bonuses. In 1998, 13 proposals requested an average of 1.4 million shares. The potential dilution of these requested shares was generally low, ranging from 0.1 percent of outstanding shares at U.S. West to 3.0 percent at SunAmerica. However, IRRC tracked only three proposals in 1999, and six in 2000, that sought approval to reserve shares for issuance as bonuses.

Because Section 162(m) is imprecise on what performance criteria will suffice for bonus awards to be deemed "performance-based," the information on this subject that companies disclose varies widely--the regulation requires disclosure of the criteria that may be used to govern bonus awards, but not specific goals (which are considered confidential business information). As a result, shareholders may find voting on bonus plans confusing at times. Of the 115 new bonus plans proposed in 1997, for example, only 18 provided a formula under which shareholders could determine a reasonable estimate of potential bonuses. More frequently, plan descriptions indicate that the compensation committee uses a formula when deciding bonuses, but the exact formula remains undisclosed to shareholders. In 2000, the number of companies that provided a formula was 21 out of 129 plans.

Virtually all proposals include some description of the performance criteria that the board or its compensation committee would use to determine the size of bonus awards. The most popular performance criteria have been earnings per share, return on equity and net income. In general, earnings-based criteria are by far the most popular measures upon which bonuses are based. In 2000, there was a sharp drop in the number of bonus plans in which awards are drawn from a bonus pool. Last year, approximately 12 percent of companies had plans with a bonus pool, compared with almost 18 percent in 1999.

Table 1:
Number of new bonus plan proposals by type, 1996-2000

Year	*Annual only*	*Long-term only*	*Annual and long-term*	*Total plans*
2000	103	18	8	129
1999	128	25	5	158
1998	69	18	3	90
1997	94	14	7	115
1996	113	22	10	145

Limits on bonus awards: Companies can express maximum awards as a percentage of base salary, as a dollar amount, or as a percentage of a bonus pool. If a company bases the maximum amount to be paid over a performance period on a percentage of base salary, it also must set a maximum dollar amount for the performance period, or the base salary rate on which it is based must be fixed at the beginning of the period. These qualifications prevent the compensation committee from circumventing the rule by raising an executive's salary in order to increase the potential bonus amount.

Plans that use a percentage of a bonus pool for a maximum will qualify as performance-based if the proxy statement discloses the formula used to establish the pool and the maximum percentage of the bonus pool that may be awarded to any participant. In addition, the sum of the maximum percentages for each participant may not exceed 100%. For example, a plan will qualify if it creates a bonus pool of 2.0 percent of net income, and awards the CEO a maximum of 20 percent of the bonus pool and the sum of maximum proportions awardable to all other participants does not exceed 80 percent. If the maximum award is not sufficiently predictable, the plan will not qualify. As in 1999, six bonus plans submitted to shareholders in 2000 failed to disclose a maximum of any type.

Studying maximum awards of annual bonus plans is less problematic than studying those of long-term performance plans, since the latter are often expressed over a performance period, which may vary and may be undefined (being left to the compensation committee's discretion to set). **Table 2** provides a synopsis of the annual limits adopted in 1995 through 1999 among companies in the S&P 500.

Table 2:
Limits in annual bonus plans proposed by S&P 500 companies, 1995-2000:

Annual limits expressed as a percentage of salary	*1995*	*1996*	*1997*	*1998*	*1999*	*2000*
Number of plans with a limit	28	11	12	4	18	10
Average max percent of base salary	153.3	196.8	231.3	218.8	169.1	169.8
Lowest percent of base salary limit	25	100	100	125	50	48
Highest percent of base salary limit	350	300	500	400	400	300
Annual limits expressed in dollar amounts	*1995*	*1996*	*1997*	*1998*	*1999*	*2000*
Number of plans with a limit	64	33	35	18	45	34
Average max dollar limit	2.3 m	2.6 m	3.2 m	3.1 m	3.1 m	3.5 m
Lowest dollar limit	500,000	800,000	500,000	1 m	900,000	1 m
Highest dollar limit	9 m	5 m	15 m	10 m	16.5 m	10 m

As indicated in Table 2, more new bonus plan proposals containing annual maximum limits express them as a fixed dollar annual amount than as a multiple of base salary. Among S&P 500 companies with 2000 bonus plan proposals, the average maximum limit, as a percentage of base salary, was 169.8 percent. While the median annual bonus for an S&P 500 CEO was $845,000 for fiscal 2000, dollar maximum limits set in bonus plan proposals of the same group of companies that year were significantly higher, averaging $3.5 million. This gap leaves considerable room for CEO bonuses to escalate even further in coming years.

In 2000, seven out of the 10 annual bonus plans adopted by S&P 500 companies set a percentage of base salary as the maximum without setting a dollar limit, and therefore may not have qualified for tax deduction. Under Section 162(m) regulations, plans using a salary percentage as a maximum will qualify if the salary rate used to determine the maximum is fixed at the beginning of the performance period.

III. VOTING ON MANAGEMENT COMPENSATION PLANS IN 2000

Stock plans

During the 2000 proxy season, shareholders voted on 198 proposals to adopt new executive stock option plans that were proposed by management at Super 1,500 firms, and another 218 proposals seeking to add shares to existing plans.

Given the growing levels of overall CEO compensation, and the considerable media hype that fans the flames of any investor soreness over the topic, many compensation experts might not have predicted the voting results on the executive stock option plan proposals in the Super 1,500 in 1997. After observing rising opposition for 10 consecutive years, IRRC found that average opposition fell to 16.2 percent of votes cast in 1997, down from 19 percent in 1996 and 18 percent in 1995, as shown in **Figure 4.** But 1997's voting trend was short-lived. During 1998, opposition climbed back up a notch, reaching 17.8 percent of votes cast, 18.3 percent in 1999, and increased in 2000 to 21.8 percent of votes cast. Only about 20 percent of the proposals received at least 90 percent approval, down from 34 percent that received that level of support in 1999, and 37 percent in 1998. About 27 percent of the plans garnered less than 70 percent support, compared with 20 percent in 1999 and 1998.

Proposals to add shares to existing stock option plans, which typically receive higher opposition than requests

to adopt new plans, had been experiencing a similar trend, with average opposition peaking in 1995 at 22.9 percent of votes cast. But in 1996, that trend slowed, as average opposition actually declined slightly to 21.3 percent of votes cast. In 1997, the average declined even further, to 19.9 percent of votes cast. But 1998's vote tallies on this type of proposal showed a halt in the trend, with average opposition inching back up to 21.9 percent, and 20.2 percent in 1999. In 2000, average opposition to these plans was 22.6 percent of the votes cast.

Opposition to executive stock option plan proposals submitted by S&P 500 companies was lower than opposition levels found in the whole Super 1,500 group of firms, as is usually the case. The 69 new stock option plan proposals from the S&P 500 received an average opposition of 18.7 percent of the votes cast, up from 16.3 percent in 1999.

Figure 4: Average percentage of votes cast against new stock option plan proposals, 1988-2000



25.0
20.0
15.0
10.0
5.0
0.0
3.5
9.0
11.5
12.1
14.5
15.0
15.7
18.0
19.0
16.2
17.8
18.3
21.8
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000

Failed stock plan proposals

A ~~number of failed proposals coincided with the increased opposition to stock option plans that IRRC tracked~~ in 2000. The six rejected management proposals among the Super 1,500 and a total of 10 in IRRC's core research universe of 2,000 companies show that shareholders continued to scrutinize compensation plans closely, taking into account company performance, various plan features and potential dilution.

Avant received the highest opposition, 68.9 percent of the votes cast. That resolution sought to add 2 million shares to an existing stock option plan, in addition to 500,000 shares per year, until the plan's termination in 2005. With the additional shares, the company's total potential dilution would have been 28.5 percent. This omnibus plan also allowed the compensation committee to grant options at 85 percent of fair market value.

Damark International asked shareholders to approve a stock option plan for the company and another for ClickShip Direct, a subsidiary that the company plans to spin off. Both plans failed to win shareholder approval. The shares reserved for the company option plan represented potential dilution of 25.6 percent, and would have increased total potential dilution to 60.6 percent. The plan allowed for discount options and repricing or replacement of underwater options. While the proposed shares for the subsidiary, ClickShip Direct, did not affect Damark's potential dilution, the plan did allow for discount options and repricing or replacement of underwater options.

Ciena asked shareholders to approve a 20.05-million-share increase to its stock option plan and to reserve an additional 4 percent of outstanding shares per year for five years. The plan allows administrators to grant options at 85 percent of fair market value. The company's total potential dilution would have been about 51 percent as a result of the new shares and quasi-evergreen feature. The proposal received support from 43.5 percent of the votes cast.

Marine Drilling's proposal provided for a stock option plan with an evergreen feature that would cap potential dilution at 8 percent. The company could still issue shares under a 1992 plan that reserves 7 percent of total shares outstanding at any time. Between the two plans, the company would have had 15 percent of the total

shares outstanding and available for stock options and stock awards. The new plan would have permitted awards of discounted options on 10 percent of the available shares at any given time. The top five executive officers received approximately 39 percent of all option grants awarded last year. The proposal received support from 42.7 percent of the votes cast.

Synopsys, an S&P MidCap company, asked shareholders to add to its 1992 Stock Option Plan a quasi-evergreen feature that would reserve 1 million shares in each of 2000, 2001 and 2002, and to extend the termination date from January 2002 until January 2007. The dilution represented by the additional shares was only 4.3 percent; however; the company's total potential dilution would have been 33.7 percent. According to the company, the plan is used primarily to grant options to executive officers. Synopsis awarded approximately 4.9 million shares to plan participants last year. Based on last year's option awards, the company's available shares under the plan, plus the 1 million shares reserved under the first year of the quasi-evergreen provision, would be exhausted within one year. The proposal received support from 39.2 percent of the votes cast. The company also maintains a "broadly-based" stock option plan for employees, excluding officers and directors. The company adopted the broad-based plan in 1998 without shareholder approval.

Documentum asked shareholders to approve a 500,000-share increase to its stock option plan, which represented potential dilution of 2.9 percent. The company's total potential dilution would have been 68.3 percent, almost two and half times the average potential dilution of its industry peer group. The plan allowed plan administrators to grant discount options at 85 percent of fair market value. The proposal received support from 40.3 percent of the votes cast.

Micros Systems, an S&P SmallCap company, asked shareholders for the sixth consecutive year for a share increase for its stock option plan. Last year, a similar proposal received the support of 78.6 percent of the votes cast. In a dramatic turnaround, only 41.7 percent of shareholders voted in favor of this year's share increase. Typically plan features like evergreen provisions, option repricing, reload options, high plan dilution and discount options, draw the most criticism from shareholders. In fact, four of the five other plan proposals that did not pass in 2000 contained evergreen provisions. The plan at Micros Systems did not contain any of these features, however. Although the company's overall dilution was high, 26.1 percent, the company's total potential dilution was only slightly higher than its industry peer group and economic sector averages. Shareholders appear to be sending the company a message about its poor performance over the last few years. Micros Systems' stock lost approximately 75 percent of its value between March and the November meeting. In addition, the company's total returns over the past one-, three- and five-year periods have lagged behind its industry peer group average. The company's stock continues to trade well below its 52-week high.

Actel, an S&P SmallCap company, asked shareholders to approve a 5,000-share increase to its 1986stock option plan and to reserve additional shares each year so that total available shares would equal 5 percent of outstanding shares at the beginning of each year. The plan allows administrators to grant discount options and reprice underwater options. The company posted positive shareholder returns over the last one-, three- and five-year periods, however the company's total shareholder returns were much lower than an industry peer group average. Actel's total potential dilution would have been 48.1 percent as a result of the new shares and quasi-evergreen feature. The proposal received support from 42.7 percent of the votes cast.

Proxim, an S&P SmallCap company, asked shareholders to add 1 million shares to the 1995 Long-Term Incentive Plan. The board also amended the plan to prohibit repricing of options without shareholder approval and to limit the number of shares to be granted subject to awards other than stock options to 10 percent of the total number of shares reserved under the plan. Despite the company's strong shareholder returns and the amendment to prohibit option repricing, the company still failed to get shareholder approval. Proxim's total potential dilution would have been 38.5 percent as a result of the new shares, much higher than its industry peer group average. The proposal received support from 47.2 percent of the votes cast.

High dilution = low support

Potential dilution remains the fulcrum for voting on stock plans among many shareholders. A look at 2000's rejected proposals suggests dilution is an important factor indeed. Simply put: higher potential dilution generally means more "no" votes. Potential dilution may be determined using slightly different methods; a description of how IRRC calculates dilution is contained in Appendix B.

Some investors analyze only the potential dilution represented by a proposal ("proposed dilution"). Median proposed dilution associated with 2000 stock option plans was 4.9 percent, the same as the previous year. Most proxy voters consider *total* potential dilution, which includes proposed dilution plus total outstanding options and shares available for grant under existing plans.

Figure 5 illustrates how higher total potential dilution tends to trigger higher average opposition from proxy voters reviewing stock option plans. Most firms that stayed below a 10 percent or 15 percent threshold received below average opposition to their stock plan proposals. When total potential dilution exceeded 15 percent, average opposition jumped to 20.7 percent. When dilution exceeded 20 percent, average opposition increased to 27.3 percent. (Overall average opposition in 2000 was 21.8 percent of votes cast.)

Median total potential dilution among Super 1,500 companies submitting stock plans for approval in 2000 was 16.8 percent of outstanding shares, slightly higher than 1999's median of 16.2 percent. The median total potential dilution among S&P 500 companies submitting stock plans was lower, at 14.8 percent, up from 14.5 percent in 1999, and 11.5 percent in 1998. The median total potential dilution for Super 1,500 firms adding shares to existing plans was 16.5 percent; and it was 13.2 percent for firms in the S&P 500 group.

Industry considerations typically shape companies' total potential dilution from stock plans. Many shareholders tolerate higher potential dilution levels based on a company's industry and growth stage, with some contending that dilution of 15 percent or higher is acceptable for growth companies.

As IRRC's *Potential Dilution: 2000* study indicates, certain industry groups are characterized by higher potential dilution. For example, software firms say they conserve cash necessary to reinvest in the company by awarding options to a large group of employees. Among industry groups that include eight or more companies, those with the highest average potential dilution in 2000 were computer hardware (33.4 percent), computer software/services (33.5 percent), electronics-semiconductors (25.1 percent), services-advertising/marketing (23.5 percent) and services-computer systems (23.3 percent).

Figure 5: Average opposition to new stock option plans, by total potential dilution, 2000

Other plan features

Opposition to option plans is also correlated with certain plan features. A discussion of the most common features that invite investor attention follows.

Evergreen plans: Over the last several years, shareholders have registered strong opposition to proposals to add shares to evergreen plans, which require shareholders to authorize a specified percentage of shares for award each year under the plan for an indefinite period, without further scrutiny or approval. In 2000, no new evergreen plans were introduced, although five companies added shares to previously existing plans with an evergreen provision. The average opposition to the proposals to add shares to the five "true" evergreen plans was 28.3 percent—well above the 21.8 percent average opposition to all new plans. Evergreen plans proposed in 1998 garnered 37.3 percent average opposition, compared with 18.8 percent in 1997, and 24.5 percent in 1996.

IRRC call plans that reserve a specified percentage of outstanding shares each year but have an established

termination date "quasi-evergreen" programs. Shareholders scrutinize quasi-evergreen plans in the same manner as evergreens. In 2000, average opposition to the 15 quasi-evergreen proposals was 29.9 percent of votes cast, compared with 31.2 percent in 1999, 22.9 percent in 1998, and 21.2 percent in 1997.

In 2000, IRRC began observing a greater variety of evergreen-like features in stock option plan proposals. Voting results on these proposals show that their automatic share replenishment features do not go unnoticed by proxy voters. For example, at its 1999 annual meeting, Quintiles Transnational proposed a plan containing a provision allowing it to reserve a set number of shares rather than a percentage of outstanding shares. The proposal was opposed by 42.8 percent of votes cast. CKE Restaurants offered a similar plan, which will automatically add 350,000 new shares at the beginning of each of the plan's 10 years. Opposition to this proposal was 42.4 percent of the votes cast.

MBNA sought a 10 percent cap under all plans reserved for issuance at any time. A plan that provides for a continuous pool of available shares makes calculating their full dilutive effect difficult. Plans like these aim to placate shareholders' concern over excessive levels of dilution by capping the maximum dilutive effect of all company stock-based compensation plans in any given year. This plan received opposition from 30.9 percent of the votes cast.

Table 3:
Stock Plan Proposals in 2000 with Evergreen Features

Evergreen plans	*Shares reserved*
Abbott Laboratories	1.5 percent per year
Dallas Semiconductor	1.0 percent per year
Insight Enterprises	20 percent cap
Kelly Services	10 percent cap
Robert Half International	2.0 percent per year

Table 4:
Stock Plan Proposals in 2000 with Quasi-evergreen Features

Quasi-evergreen plans	*Percentage of shares Reserved each year*	*Plan end date*
Actel*	5.0	2010
Action Performance	lesser of 2 million shares or 7.0 percent cap (under plan only)	2010
Blyth Industries	0.75	2004
Building Materials Holdings	2.00	2010
Calpine	1.0	2006
Chase Manhattan	2.0	2005
Citrix Systems	0.5	2010
Equifax	1.0	2010
Gateway	5.00	2010
Johnson & Johnson	1.6	2005
Millennium Pharmaceuticals	5.0	2003
Skywest (proposal no. 3)	1.0	2010
Skywest (proposal no. 4)	1.0	2010
Synopsys (director plan)*	150,000 shares	2004
Vintage Petroleum	10 percent cap (under all plans)	2010

*Proposal did not receive shareholder approval.

It appears that most companies have become sensitive to investors' views on evergreen provisions. The number of new evergreen plans tracked by IRRC is relatively small: nine in 1994, four in 1995, five in 1996, three in 1997, four in 1998, two in 1999, and no new plans in 2000. As illustrated in **Table 3** and **Table 4**, while full-fledged "evergreen" plans are down, quasi-evergreen plans have taken their place. IRRC identified 15 new quasi-evergreen plans in 2000, 19 plans in 1999, 18 plans in each of 1998 and 1997, 16 in 1996, 15 in 1995, and nine in 1994.

Discount options: Shareholders frequently have complained that discount options—those priced at less than fair market value on the grant date—are inappropriate incentives. Critics argue that the incentive value of the awards to increase the stock price is weakened significantly if the awards are already in-the-money on the grant date.

The number of new plans permitting options to be priced at less than fair market value remained static during 1994 through 1997, with slightly more than one quarter of new plans allowing them. In 1998, that proportion declined to 21.8 percent and down again to 19.5 percent in 1999, but increased slightly to 22.7 percent in 2000. Some proposed stock plans simply give administrators authority to set option exercise prices at their discretion, with no price "floor." Forty-five proposals in 2000 did state a limit on the discounted price, ranging from 75 percent to 90 percent of market value on the date of grant.

Note that discount-priced options do not qualify as performance-based under Section 16(m), unless they are granted in exchange for other performance-based compensation.

In some cases, companies have limited the grant of discount options to situations in which plan participants forgo forms of cash compensation. Many institutional investors, while generally opposed to plans that permit grants of discount options, have accepted provisions that restrict discounting at reasonable levels to situations where stock is issued in lieu of cash.

Shareholders continued to register higher than average opposition to new plans allowing discount options. On average, new plans allowing discount options were opposed by 27.2 percent of the votes cast in 2000, up from 23.6 in 1999.

In practice, only a handful of companies in the S&P Super 1,500 actually awarded their CEOs discounted options in the most recent fiscal year. Just eight out of 1,194 CEOs in this group received option grants with exercise prices below current market rates, according to 2000 proxy statements. On the other hand, 37 chief executives received premium-priced options, i.e., options with exercise prices set*above* the underlying stock's fair market value.

Repricing provisions: Now that more and more companies are aligning executive pay with company performance, many experts defend soaring compensation figures as deserved rewards for strong company performance. That rationale is undermined, however, by the practice of adjusting the price of options that are underwater after a company's performance falls flat.

Companies may adjust "out-of-the-money" options in two ways: They may cancel outstanding underwater options and *replace* them with new, lower-priced options, or they may amend outstanding underwater options and *reprice* them at lower prices. The effect for the option holder is essentially the same, and both actions are commonly referred to as "repricing." In the past, companies typically engaged in the cancel/regrant process in order to avoid amending their grants and risk triggering unfavorable accounting treatment, but FASB ruled last year that any cancellations/regrants within a six-month period would also trigger variable accounting of the regranted option.

Some shareholders have expressed disdain for repricing by voting against plans that allow administrators to adjust underwater options or by voting against stock plans proposed by companies that repriced options during the last year. In 2000, average opposition to plans that would permit repricing climbed to 27 percent of votes cast, up from 23.2 percent in 1999, 23.4 percent in 1998, 18.3 percent in 1997, and 19 percent in 1996. In past years, new stock option plans proposed by companies that had repriced underwater options during the prior fiscal year encountered the greatest opposition from shareholders, averaging 29.1 percent opposition (among seven plans) in 1999. In 2000, however, the one company (Magellan Health Systems) that proposed to add shares to a plan after repricing options in the previous year received support from 83 percent of the votes cast at the annual meeting.

Rpricing is addressed in various ways in proposed stock option plan documents. Some plan texts expressly authorize the practice; others are silent. Still others contain language sufficiently broad to be read as granting administrators the discretion to reprice underwater options—for instance, when plan text gives them power, among other things, to "amend outstanding awards." The proportion of new executive stock option plans with such language, plus those that expressly permit repricing, has been fairly static over the past several years. They accounted for 30 percent of all new plan proposals in 2000, compared with 35 percent in 1999, 32 percent in 1998, 35 percent in 1997, 33 percent in 1996, and 39 percent in 1995. On the other hand, perhaps in

response to shareholder concerns, IRRC has recently observed a growing number of plans that expressly forbid option repricing without shareholder approval.

Omnibus plans: IRRC defines omnibus plans as those authorizing at least five award types, typically giving administrators broad discretion to grant a grab bag of "other stock-based awards." Companies sometimes favor this approach because it gives them maximum flexibility, but shareholders attempting to evaluate these proposals may find them problematic since the proposals may provide no indication of how many of each type of award executives are likely to receive, and it is possible that executives could receive only one type of award specified under a given plan. Nearly 60 percent of the new plans proposed in 2000 were omnibus plans, compared with close to 50 percent in 1996, 1997 and 1998 and 54.7 percent in 1995. To date, these proposals have not triggered significant opposition. In 2000, they received 17.1 percent average opposition, down from 17.7 in 1999, and 18.3 percent in 1998.

Time-lapsing restricted stock and restricted stock plans: Time-lapsing restricted stock awards, defined as grants of shares that vest over specified time periods, have been criticized by some shareholders as giveaways, since the awards generally have value regardless of whether the stock appreciates. Time-based restricted shares also do not qualify for exemption from the Section 162(m) million-dollar deduction cap. Nevertheless, about 29 percent of S&P 500 CEOs received restricted stock grants in the most recent fiscal year. Executive compensation tables in 2000 proxy statements underscored how valuable these restricted stock awards are for CEOs. For instance, total restricted stock held by CEOs at S&P 500 companies at the end of fiscal 1999 had a median value of $1.5 million.

There were only five proposals in 2000 to adopt new executive stock award plans, compared with eight in 1999, 11 in 1998, and 31 in 1997. Restricted stock awards also may be granted pursuant to a stock incentive plan. The proportion of those plans authorizing restricted share awards dropped from 1995 through 1998, but has increased significantly over the past two years. It was 62 in 1995, 58 in 1996, 57 percent in 1997, 57 percent in 1998, 65 percent in 1999, and slightly more than 71 percent in 2000.

Shareholder grumbling over plans that offer time-lapsing restricted stock typically has not translated into remarkably higher "no" votes. Opposition to proposals to adopt new stock option plans that allow companies to grant time-lapsing restricted stock has been near the average in recent years, including 1998 and 1999. In 2000, average opposition to these plans was 19.9 percent of votes cast, while average opposition to all plans was 21.8 percent.

Reload options: Reload options are grants of new options used to cover the number of shares tendered to the company to exercise outstanding awards. Critics argue that these awards allow executives to lock in stock price gains and protect them from falling prices. Companies say they increase executive stock ownership.

The proportion of new stock plans that specifically provide for reload options has remained fairly steady for several years: about 16 percent in 2000, 13 percent in 1999, 14.5 percent in 1998, 17 percent in 1997, 14 percent in 1996, and 11.5 percent in 1995. On average, plans that included these awards were opposed by 22.3 percent of the votes cast in 2000—barely higher than the 21.8 percent average opposition to all new plans submitted to shareholders in 1999.

Change-in-control provisions: Change-in-control arrangements are among the more common and noncontroversial features of stock option plans. Such provisions allow for favorable treatment of existing executives' unvested holdings of options and other awards, enabling them to become immediately exercisable in the event of a change-in-control of the company, such as a merger or acquisition. The percentage of new option plans containing change-in-control provisions has remained relatively constant over the years, at 82.7 percent in 2000, 83.5 percent in 1999, 82.0 percent in 1997, 81.7 percent in 1996, and 78.6 in 1995. However, the proportion reached 86.7 percent in 1998, perhaps reflecting the recent surge in merger and acquisition activity among U.S. corporations. Voting results on plans with these provisions indicate that they have become relatively standard and accepted features of proposed new plans.

40 percent 'no' votes

Table 5 details proposals both to adopt new executive stock option plans and to request additional shares for existing plans that were opposed by more than 40 percent of the votes cast. The "no vote" column includes abstentions and votes against the proposals and is expressed as a percentage of votes cast. Proposals seeking to add shares to *and* to extend the term of an existing plan are treated as new plan proposals by IRRC.

Table 5:

Stock option plan proposals receiving greater than 40 percent "no" votes in 2000

Company	Independent directors on pay panel (%)	Potential dilution		Allows repricing	Discount options	Percent "no" votes
		Plan	Total			
Synopsys	66.7	4.3	29.40	No	No	60.8
Micros Systems*	100.0	3.5	26.10	No	No	58.3
Newfield Exploration	66.7	4.8	13.70	No	No	49.9
Citrix Systems, prop. no. 4	100.0	7.2	73.00	Yes	No	49.7
Novellus Systems*	100.0	4.8	20.50	Yes	Yes	49.7
Symantec*	100.0	5.0	35.80	Yes	No	49.3
HNC Software*	100.0	7.0	45.30	Yes	Yes	49.0
Progress Software*	100.0	7.0	39.90	No	No	48.5
Altera*	100.0	2.0	15.40	Yes	No	48.1
Grace (W.R.)	100.0	11.9	31.10	No	No	48.0
Transwitch*	100.0	10.0	33.00	No	Yes	47.8
Silicon Valley Bancshares*	75.0	4.8	17.80	Yes	Yes	47.1
Rational Software*	100.0	6.5	40.10	No	Yes	46.8
Analog Devices*	50.0	9.7	28.80	No	No	46.3
Citrix Systems*, prop no. 3	100.0	5.4	73.00	No	Yes	46.0
Cygnus*	100.0	7.8	30.40	Yes	No	45.8
Phillips-Van Heusen	100.0	11.0	24.10	No	No	45.4
Quiksilver	100.0	2.2	17.50	No	No	45.3
Burr-Brown*	100.0	17.9	35.80	Yes	No	44.9
QRS	100.0	5.6	24.70	No	No	44.9
Insight Enterprises*	100.0	4.4	21.00	No	Yes	44.4
Acuson*	100.0	10.9	45.20	No	Yes	43.7
Black Box*	66.7	4.5	19.50	No	No	43.7
Xircom	100.0	4.8	28.50	No	No	43.7
Sybase*	100.0	3.3	30.30	Yes	Yes	43.6
Remedy*	100.0	4.8	42.80	Yes	Yes	43.2
Fritz*	100.0	5.5	17.00	Yes	Yes	43.0
IDEC Pharmaceuticals	100.0	3.9	23.00	Yes	No	43.0
BMC Industries	100.0	7.3	17.40	Yes	Yes	42.9
Nature's Sunshine Products*	33.3	14.7	25.20	Yes	No	42.0
Commerce Bancorp*	33.3	16.3	34.00	No	No	41.5
Kmart*	100.0	5.0	13.20	Yes	No	41.5
Associated First Capital*	100.0	8.0	12.10	Yes	No	41.3
Bindley Western Industries	100.0	8.8	32.90	No	Yes	41.3
Stone Energy	100.0	6.5	12.90	Yes	No	41.1
Coachmen Industries	66.7	6.4	14.30	Yes	Yes	40.8
Dillard's	100.0	7.5	20.60	No	No	40.8
Deluxe	100.0	4.1	14.00	Yes	No	40.6
Office Depot*	100.0	5.0	18.30	No	No	40.6
Filenet*	100.0	4.0	27.70	No	No	40.4
Jacobs Engineering Group	100.0	11.5	25.50	No	Yes	40.4
Syncor International	66.7	17.0	48.60	Yes	Yes	40.2
CKE Restaurants*	50.0	4.0	22.50	Yes	Yes	40.1

*Indicates proposal seeking to reserve additional shares under an existing plan.

Bonus Plans

Section 162(m) is not stringent on the amount of detail companies should provide in bonus plan proposals to qualify under that section's shareholder approval requirement. As a result, the information provided in these proposals varies, and shareholders may find it difficult to apply a framework to systematically evaluate them.

Companies generally receive solid shareholder support for bonus plan proposals. The average vote for 129 bonus proposals in 2000 was 93.8 percent of votes cast—very close to 1999's average of 94.5 percent on a similar number of plans.

In 1999, voting support ranged from 71.4 percent support (at SouthTrust) to 99.9 percent (at Polo Ralph Lauren). Nearly half of the proposals won at least 95 percent support. One likely reason for strong shareholder support is that shareholders are reluctant to vote against these types of proposals, since their failure to receive shareholder approval could mean denying the company the ability to claim a tax deduction for significant portions of top executives' pay. Another factor is that bonus plans typically do not threaten direct dilution to shareholders' equity by reserving shares, as is the case with stock option plan proposals. Although a growing number of bonus plans are setting aside a modest number of shares for issuance (see Section II), overall these plans typically involve zero or minimal potential dilution.

Table 6 lists the five companies in 2000 having bonus plan proposals that received less than 85 percent support from shareholders at their annual meetings. Last year, eight companies failed to receive at least 85 percent support from shareholders. Withholding support from these proposals may represent some shareholders' dissatisfaction with management's performance.

Table 6:
Bonus plan proposals receiving less than 85 percent support in 2000

Company	Percent of votes cast for	Maximum individual bonus limit per performance period
Deluxe	69.3	$2 million
Sequa	69.9	$2 million or 98 percent of salary
Blanch (E.W.) Holdings	81.0	100 percent of salary
CCB Financial	83.0	$2.5 million
McKesson HBOC	84.5	2 percent of bonus pool

Deluxe's annual bonus plan received the lowest level of support in 2000, garnering just 69.3 percent support from its shareholders. The plan allowed for both the award of cash and stock incentives. The company proposed the plan to replace an earlier annual incentive plan. If a participant elects to receive shares of restricted stock in lieu of cash, the amount of the cash forgone is increased by 25 percent in restricted shares. Permitted performance criteria include the following: Deluxe value added (DVA); sales; margins; stock price; earnings per share; profits; earnings; earnings before interest income, interest expense and taxes; return on average capital employed; cumulative total return to stockholders; and cash flow. In 1999, the only performance factor that was considered under the predecessor plan was the DVA. If the new plan had been in place in 1999, the company estimated it would have awarded between $1,356,000 and $2,112,000 to its executives and between $695,000 and $1,040,500 to its non-executive employees, with CEO John A. Blanchard, III earning a bonus between $437,000 and $680,000. In 1999, Blanchard received a bonus of $680,000.

IV. STUDIES ON EXECUTIVE PAY

The following summarizes some recent studies on the topic of executive compensation and related issues.

Pay surveys

Watson Wyatt: Wyatt's study, *Executive Pay in 2000: Superior Pay for Superior Performance*, examined CEO pay at 302 large public companies to assess the relationship between executive stock ownership and company performance. The median stock ownership level for CEOs in the study was $20.3 million. The study found that total shareholder returns (TRS) were significantly higher (6.7 percent) for companies that had CEOs with stock ownership above the median stock ownership level than companies that had CEOs with stock

ownership levels lower than the median (-7.7 percent). Additionally, the median total compensation for CEOs in the study was $3.0 million. Companies with highly compensated CEOs (median total compensation of $6.7 million) had five-year annualized TRS of 26.4 percent. Company CEOs who received less compensation (median total compensation of $1.5 million) had a five-year annualized TRS of 16.5 percent. According to the study, the average option grant for the CEO was $3.2 million, or five times the average CEO salary. Nineteen percent of all employees were eligible for stock option grants: 35 percent of the option grants went to the top five executives. For a copy of the study, contact Watson Wyatt at (800) 388-9868.

William M. Mercer: The results of an annual survey conducted by William M. Mercer for *The Wall Street Journal* were published April 6, 2000, in a special "Executive Pay" edition of the paper. After reviewing the proxy statements from 350 of the largest U.S. companies, Mercer found that salaries and bonuses of the surveyed executives' cash compensation trailed the sizable 11.7 percent jump in 1997, but matched the prior year's 5.2 percent increase. A large number of chief executives (143, down from 160 in 1998, 179 in 1997, and 166 in 1996) reported cashing in on their stock options in 1999, for a median gain of $2.85 million. This broke 1998's record of $2.77 million and was up substantially from $1.8 million in 1997, and $1.2 million in 1996. Among other findings, the survey also reports that median total compensation, including salary, bonuses, gains from the exercise of stock options, long-term incentive payouts and the value of restricted stock at the time of issuance, grew 10.8 percent to $2.8 million in 1999, up from 3.1 percent the previous year. Overall, unrealized option gains from in-the-money options reached $11.5 billion, up from $8.8 billion in 1998, for chief executives included in the study.

Business Week: The results of an annual survey conducted by *Business Week* were published April 17, 2000, in a special "Executive Pay" section of the magazine. Using data compiled from Standard & Poor's Institutional Market Services from 362 of the largest U.S. companies, the magazine found that average total pay of the surveyed executives' cash compensation rose 17.0 percent to an average of $12.4 million, more than six times the average in 1990. In contrast, the average CEO earned 475 times the average wage of a blue-collar worker. Long-term compensation (primarily exercised options) constituted 81.0 percent of the average CEO pay package. Of the CEOs in the study, 78.0 percent received an increase in their salaries and bonuses, up from 71.0 percent the previous year.

The Conference Board's study *Top Executive Compensation in 1999* examined executive pay based on proxy and financial statements for 1999 from 1,967 companies in 14 industry sectors. Median total compensation was higher in 1999 than the previous year in all major industry sectors except for the insurance industry; the largest percentage increase was 114.5 percent in the telecommunications industry. Compared with 1998, 1999 median total current compensation for CEOs was higher in all industries with the largest percentage increase in the construction industry, 31.9 percent. The largest percentage CEO salary increase was 12.9 percent in the telecommunications industry. Stock options represented a sizeable portion of the total pay packages. The median values of stock option grants to CEOs as a percentage of salary based on a Black-Scholes value ranged from 89 percent in the insurance industry to 245 percent in the computer services industry.

Stock Grants & Awards

Frederic W. Cook & Co.: Cook's 2000 study, *Long-Term and Stock-Based Grant Practices for Executives and Directors*, found the 250 largest U.S. companies once again awarding a variety of stock-based pay to executives. Annual incentives paid in stock are becoming more common as companies further align executive pay to shareholder interests, according to the study. In fact, 33.0 percent of the companies in the study had formal stock ownership guidelines for executives. Nearly all of the companies surveyed (99 percent) use options, with a steady trend toward attaching a few conditions to them. For instance, 9.0 percent of companies awarded premium-priced options (i.e., priced above market value), up from 8.0 percent in 1997, and 6.0 percent in 1996, but down from 10.0 percent in 1998. Performance options with some aspect of their vesting tied to performance criteria were used by 18.0 percent of companies, down from 20.0 percent in 1998, but up from 15.0 percent in 1996. Reload options, which allow for additional options to be granted to replace already-owned shares, were used by 18.0 percent of companies, the same as in 1997, and up from 16.0 percent in 1996. Fifty-six percent of the companies granted restricted stock, up from 42.0 percent in 1996. The proportion of companies that award premium-priced stock options remains low at 8.0 percent. The study contains an index listing stock option features by firm, and compares the use of each type of grant to usage in industrial firms. For a copy of the study, contact Frederic W. Cook & Co. at (212) 986-6330.

Pearl Meyer & Partners: A 1999 study by Pearl Meyer & Partners on total potential dilution levels found that shares of company stock allocated for management and employment participation among the top 200 corporations have reached an average of 13.7 percent of total shares outstanding, up from 13.2 percent the

previous year. These numbers represent a 99 percent increase over 1989 levels. The number of companies with share allocations in the double digits grew to 64 percent, up from 56 percent the prior year. Among other interesting findings, the study reports that the option grant rate to all employees increased to 2.07 percent of outstanding shares, up from 2.0 percent the previous year, and up 97 percent since 1989. In addition, the typical executive pay package is 90 percent variable, with 56 percent of total remuneration paid in stock options. For a copy of the study, *The Equity Stake-1999: Study of Management Equity Participation in the Top 200 Corporations*, contact Pearl Meyer & Partners, (212) 644-2300.

A Wake Forest Law Review article, *The Determinants of Shareholder Voting on Stock Option Plans* by professors Randall S. Thomas and Kenneth J. Martin which used IRRC data from the 1998 proxy season, concluded that while shareholders generally vote to approve stock option plans, they are particularly sensitive to the potential dilution caused by the plans. They also found several plan features, such as repricing, restricted stock awards and the provision of loans to executives for the purchase of shares, appear to be the most significant factors leading to increased shareholder opposition.

The researchers found that the dilutive effects of the plan, the breadth of participant eligibility and the strength of company performance prior to the shareholder vote all significantly affect the percentage of opposition. Other plan features also appear to affect the level of opposition, including the issuance of discount options, repricing, accelerated vesting and the issuance of restricted stock. Omnibus plans and evergreen plans seem to generate statistically higher levels of shareholder opposition.

Proposals to add shares to existing stock option plans are met with greater levels of shareholder resistance than those that adopt a new plan, even when the level of dilution from the two proposals are identical. Shareholders were more likely to support stock option plans at relatively poorly performing firms than at firms that are experiencing better performance. They interpreted this to mean that investors are more inclined to try to incentivize managers at poorly performing firms to do better than they are to reward executives at stronger companies with better performance.

They found that several variables do not have statistically significant effects on shareholder voting patterns. These features included omnibus plans, reload options, change-in-control provisions, pyramiding or the acceleration of stock options.

Stock Option Repricing

A New York University study on option repricing makes several interesting findings about the practice and about the compensation committees that tend to approve repricing programs. Entitled "*Altering the Terms of Executive Stock Options*," the study reviews a sample of 396 executives whose options were repriced sometime during 1992 through 1995. The report found that the independence of the compensation committee is an important variable in the prevalence of repricing (or "resetting" of an underwater option's stock price), saying that a conflict of interest on the committee is associated with repricing at an 80 percent higher rate of frequency. The authors say their research "all suggests that resetting represents a windfall for poorly performing managers rather than a necessary adjustment in incentives or a device for retaining talent." The study is available on NYU's Stern School of Business website as part of the department's working paper series at: http://www.stern.nyu.edu/~sbrown/working/.

Researchers at Virginia Tech University concluded that repricing occurred as a result of periods of poor firm-specific performance rather than market or industry factors. The study, called "*The Repricing of Executive Stock Options*," examines a sample of 37 firms with 53 repricing events among them. At least 25 percent of the companies in the study repriced options more than once. The authors, including Professor Don M. Chance of Virginia Tech's department of finance, report: "Though the direct loss to shareholders from repricing is small, it follows a period of significant loss of shareholder wealth and creates incentives that are not in the shareholders' best interests."

V. PROXY VOTING GUIDELINES

Stock Option Plans

Management-proposed compensation plans are the most frequent non-routine voting item shareholders face. They also may rank as the most complicated proposals for which to develop guidelines. But developing workable guidelines for these issues is critical to institutional investors, because poorly constructed guidelines could increase substantially the proxy voting workload by generating too many case-by-case votes.

Stock options, performance shares and time-lapsing restricted shares are part of an arsenal of tools used by companies to attract, retain and motivate executives. Underlying that purpose is the theory that giving executives an equity stake in the company aligns their interests with those of the shareholders. However, these plans can contain some features that could have a negative impact on the incentive nature of the underlying awards.

Many shareholders apply a "sniff test" approach to evaluating stock plan proposals for executives. This involves applying one or several tests to proposed plans and making a case-by-case determination of the vote based on the results. For example, some may consider voting against a proposal if total company dilution exceeds a certain level and if the underlying plan allows discount options, allows time-lapsing restricted stock and/or gives the plan administrators the authority to replace or reprice underwater options. If several of these features are not present, some voters also may evaluate the composition of the board's compensation committee and assess the company's financial performance and past pay practices before making a final determination whether or not to vote for the proposal.

Many funds have explicit guidelines relating to specific features of the compensation proposals. Some of these key considerations, along with the related pros and cons, are listed below. While most funds evaluate plans solely based on shareholder-unfriendly features—such as excessive dilution—companies and compensation consultants argue that shareholders should be giving "bonus points" to proposals that contain shareholder-positive provisions—such as mandatory premium-priced options.

Dilution

When stock options are exercised, a company's profits and assets are spread over a larger number of shares, and each individual owner's claim on property and assets is diluted correspondingly. The exercising of options also reduces short-term per-share profitability. In addition to diluting per-share earnings, exercising options can shift the balance of voting power. Many investors look at the potential dilution of earnings or voting power as key factors when evaluating stock-based compensation plans.

The dilutive effect of a stock plan on voting power is especially important at companies that have supermajority voting requirements. If a corporation's charter requires an 80 percent supermajority to approve a merger, and company insiders own 15 percent of the voting power, for example, then a stock plan that allows executives to acquire another 5 percent of the outstanding shares potentially gives insiders control of the company.

Dilution may be evaluated four ways: (1) by only the proposed shares; (2) by the proposed plan, including the proposed shares and any available or outstanding shares under the plan; (3) by total plans, including proposed, available and outstanding shares under all company plans; or (4) by per-year dilution represented by the proposed shares divided by the plan length.

Calculating dilution of the proposed plan is the easiest and most consistent approach, since the necessary information is always readily available in the proxy statement. Using total company dilution is the most accurate way to measure dilution, since it provides an understanding of the dilution caused by all company-sponsored programs. However, such a guideline has been more difficult to apply consistently, due to SEC disclosure loopholes. The SEC recently announced a proposed new rule that would require companies to clearly detail the number of shares granted and available for future awards under all company plans (including nonshareholder-approved plans).

Most institutional investors evaluate dilution by using total company dilution for all plans. In their Policy Statement on Corporate Governance, TIAA-CREF considers voting against a plan if the total potential equity dilution exceeds 15 percent over the duration of the plan (s) or 2 percent in any one year. TIAA-CREF would increase the threshold to 25 percent for companies in human-capital-intensive industries in which coverage extends through at least middle management levels. In addition, the threshold would be 20 percent for companies at the lower range of market equity capitalization. (For more information on how IRRC calculates dilution, see Appendix B.)

Some shareholders are not concerned about dilution from option plans, because options only deliver value if the stock price appreciates—this has been particularly true at high-growth companies, such as those in the emerging technology sector. Also, a company may use the proceeds it receives from option exercises to invest in plants and equipment or to repurchase shares on the open market in order to control share dilution. Restricted stock awards and discount options are clearly more dilutive to earnings, since executives pay nothing or a minimal amount for the shares. Other shareholders may loosen their dilution thresholds in order

to reduce the number of proposals they vote against.

Board discretion

Underwater options: When options are underwater, or out-of-the-money, their market price is less than the option exercise price. Needless to say, underwater options are unattractive to their holders, but "bailing them out" is equally unattractive to shareholders. Many investors have policies of opposing stock option plan proposals if the underlying plan allows the administrators to reprice or replace underwater options or if the company actually adjusted underwater options in recent years.

Companies are not required to seek shareholder approval to replace or reprice underwater options. According to a 1991 SEC interpretive letter, companies may, at their discretion, replace underwater options without shareholder approval regardless of the underlying plan provisions.

A 1991 no action letter issued by the SEC Division of Corporation Finance indicated that replacing underwater options may not constitute a material increase in plan benefits (thus triggering variable accounting) provided that shares remain available for award under the plan. Versar, a Delaware corporation, asked whether shareholder approval was required for an exchange program under which plan participants could exchange underwater options for new, lower-priced options. Versar's attorney wrote that "because both the grant of new options and the surrender or cancellation of old options are contemplated by the option plans, and because new options are granted under the terms of the respective option plans, an amendment permitting the surrender and cancellation of old options for new options should not require shareholder approval pursuant to section 16b-3." The SEC staff agreed, noting that the disinterested administrators could grant new options regardless of whether participants surrendered their old options. That ruling led many companies to engage in a "cancellation/regrant" action in order to restore the incentive value of underwater options.

Many shareholders that object to the practice of adjusting underwater options say they will oppose plans containing language allowing administrators to adjust out-of-the-money awards. These shareholders want plans to explicitly prohibit the practice and want company boards and compensation committees to promise not to adjust underwater awards. Repricing critics say that replacing underwater options is a giveaway to executives, and point out that other shareholders have no such protection from a falling stock price. By taking away the downside risk of options, they say, the company indicates that executives will be compensated even if the stock price falls—that, some observers note, shows a lack of managerial confidence in the stock and could further depress the stock price.

A 1998 SEC decision on a no-action request suggested that the commission, like many shareholders, was beginning to take a less firm-friendly view toward repricing. The matter was initiated when the State of Wisconsin Investment Board targeted General DataComm Industries with a resolution in the form of a binding bylaw amendment that would forbid repricing without first obtaining shareholders' consent. The company challenged the legality of the resolution with the SEC. The commission refused to grant the no-action letter in a ground-breaking decision issued Dec. 9, 1998, that stated, "In view of the widespread public debate concerning option repricing and the increasing recognition that this issue raises significant policy issues, it is our view that proposals relating to option repricing no longer can be considered matters relating to ordinary business." The Versar letter's precedent would not be affected by this decision.

Last year's FASB ruling that options that are repriced through a cancelation/regrant process would require variable expenses charged to earnings is expected to have a dampening effect on repricing—at least until executive pay consultants devise creative solutions to circumvent the regulators.

Supporters of repricing say that options fail to provide their original incentive of boosting company performance if they are underwater and there is no chance of them rising above water. This argument is strengthened when the drop in the stock price is industrywide or marketwide. Even some of the most vocal critics are swayed by an argument that the options are underwater not because of bad management, but because of an industrywide slump. Another factor is the timing of the replacement. Some experts say that an option must be underwater by a substantial amount and for a period of two years or more before support for a replacement should be considered. Options usually do not expire for five to 10 years, and the stock price may recover.

Compensation consulting firm Frederic W. Cook advised its clients in 1990, and again in 1998, not to reprice underwater options:

> The company that relies on stock options should be bound by the simple maxim of staying the course, i.e., continuing to grant new options and leaving old ones alone. This does not mean that companies should not take steps to lessen the future reliance on a single stock price; e.g., selective use of restricted stock or performance shares, or cash awards tied to relative shareholder returns, etc. However, the circumstances under which a company could justify salvaging underwater options should have to be truly extraordinary.

Speaking at the 1998 Conference Board Executive Pay Seminar, which was hosted by her compensation consulting firm, Pearl Meyer & Partners, Meyer told the audience that "the argument against repricing is overwhelming." Nonetheless, she saw the issue as "a conundrum" for many companies that have strong incentives to engage in repricing but are also well aware of the negative attitude of many investors toward the practice.

Meyer argued that repricing of underwater options may be appropriate, or perhaps less offensive to shareholders, under certain circumstances, specifically: (a) when it would benefit the company as well as shareholders (presumably by precipitating enhanced corporate performance from its employees), (b) when the decline in stock price was brought about by factors other than the company (e.g., a sudden change in regulatory environment), (c) when the company is embarking on a new business strategy, (d) when employee retention becomes a key issue, or (e) when a new CEO joins the company, receiving an at-market option grant while incumbent executives are stuck with their existing underwater options.

Given these considerations, how does Meyer advise her clients who are contemplating a repricing program? "In most instances, we *strongly* urge against it." She also recommends that the program be submitted for shareholder approval, with a thorough explanation for it in the proxy statement. Alternatively, she suggests that a company at least canvass the views of its major shareholders prior to repricing.

The Council of Institutional Investors, Calpers and TIAA-CREF all have weighed in on the issue of repricing. The Council says that "unless submitted to shareholders for approval, no 'underwater' options should be repriced or replaced and no discount options should be awarded." Calpers says "corporate proposals to reduce stock option share prices for management should be given close scrutiny. If it appears that the request arises out of a broad market decline affecting all companies, favorable consideration is possible. If the particular company's stock has underperformed the market and its industry and it is concluded the causes were management decisions, a negative vote is indicated. It is infrequent that shareholders are given the opportunity to vote on an actual repricing situation. It is more likely that the company will reprice and inform shareholders after the fact. When responding to a proposal to reprice or to approve a plan that provides for repricing, the two most important factors will be stock price performance (inverse relationship to the likelihood of repricing) and history of repricing (past practices)."

Finally, TIAA-CREF says it would flag a proposal if an option plan gives the company the ability to lower the exercise price of options already awarded where the market price of the stock has declined below the original exercise price. TIAA-CREF would consider if the company has not repriced options in the past or has excluded senior executive's from any repricing and has tied any repricing to a significant reduction in the total number of outstanding options.

Change-in-control provisions: After the takeover wars of the 1980s, and with the re-emergence of merger and acquisitions activity in the late 1990s, most stock incentive plans now include provisions that allow executives to cash in their options if a change in control occurs. These provisions, designed to protect employees from financial hardship due to an unexpected change in control, may be construed as antitakeover measures because they usually increase the cost of acquiring the company when they are activated.

These provisions have become relatively standard features of proposed stock option plans. In 2000, 83 percent of the 198 proposed new stock option plans for executives included change-in-control language.

Change-in-control provisions in stock plans may include a variety of potential measures, such as:

- making all outstanding options—fully vested or not—immediately exercisable if a change in control occurs;
- accelerating the vesting of any options held by employees who lose their jobs without cause or who resign for good reason following a change in control;
- cashing out outstanding options for the difference between the market and exercise prices at the time of a

change in control; and

- lifting restrictions on restricted stock grants and performance awards so that executives can take full possession of outstanding awards.

In addition, some plans offer "limited stock appreciation rights," which effectively allow optionees to cash-out their grants upon a change of control. Like a stock appreciation right, a limited stock appreciation right is granted at the time the option is granted; unlike a stock appreciation right, it is exercisable only in the event of a change in control. When exercisable, a limited stock appreciation right entitles the holder to the difference in cash between the offeror's price and the exercise price. Some plans also authorize the substitution or replacement of existing grants for grants of the surviving company in a change-in-control transaction.

Acceleration or cash-out provisions generated an automatic "no" vote from 17 percent of IRRC's 1996 survey respondents, up from 14.5 percent in 1995 and 8 percent in 1994. Forty-eight percent said they would consider voting against a plan with these provisions, down from 58 percent in 1995.

Vesting: Vesting requirements generally are attached to stock options and time-lapsing restricted stock awards. Some shareholders may consider the vesting requirements attached to stock awards when voting on stock plans. Generally, the minimum vesting requirement is six months, although many shareholders believe vesting should take longer to encourage a focus on long-term performance.

Although in the minority, an increasing number of companies are granting restricted stock awards and stock options that contain performance-accelerated vesting provisions. For example, performance accelerating restricted stock (PARS) are time-lapsing restricted shares that may enjoy accelerated vesting if specific performance goals are achieved. PARS qualify for favorable (fixed) accounting treatment while incorporating a performance component (which ordinarily results in variable accounting treatment); thus, many companies favor them over pure performance-based stock awards.

Award types

Discount options: Another factor that concerns many shareholders is the minimum allowable exercise price of option awards. An option is usually priced on the grant date. Incentive options must have a minimum exercise price of 100 percent of the fair market value of the company's stock on the grant date to qualify for special tax treatment. While nonqualified options have no such minimum, most—but certainly not all—companies self-impose the same minimum price.

Options that are granted with below-market exercise prices are said to be granted "in-the-money." In practice, only a handful of companies in the S&P Super 1,500 actually awarded the CEO discounted options in the most recent fiscal year. Just eight out of 1,194 CEOs in this group received option grants with exercise prices below current market rates, according to 2000 proxy statements. Those granted at fair market value are "at-the-money," and options granted at above the fair market value are "out-of-the-money"—37 chief executives in the group (3 percent) received such premium-priced option according to 2000 proxy statements.

Some shareholders have criticized in-the-money options. Opponents say corporate executives should not receive preferential treatment and that discounted options do not give management enough incentive to work to increase share value. These awards defeat the purpose of aligning shareholder and executive interests, according to critics. Note that options with a discount exercise price also do not qualify for exemption from the Section 162(m) deduction cap.

Many shareholders have policies of voting against proposals if the underlying plan allows options to be priced at less than market value. TIAA-CREF votes against stock plan proposals that have an unspecified exercise price or allow exercise prices below 85 percent of fair market value on the date of grant.

Time-lapsing restricted stock: Although less common than stock options, time-lapsing restricted stock is another popular equity-based incentive, typically used as a retention tool by companies. Time-lapsing restricted stock awards are conditional grants of the company's common stock that have a minimum holding period before the executive can sell the stock. The required holding period can vary widely but usually runs about three years. In the meantime, executives with restricted stock generally can vote the stock and are entitled to dividends.

Time-based restricted stock does not qualify as "performance-based" compensation under Section 162(m), and its use initially declined after that tax regulation took effect in 1994. A recent rise in the use of restricted

stock may be attributable, in part, to the low market risk associated with the awards. The shares have either no purchase price or a minimal one, so an executive is compensated even if the market price does not rise. In an up-and-down market, some companies that rely on long-term incentives have switched to time-lapsing restricted stock because options can lose their incentive if the market price drops. Compensation consultants say restricted stock is especially useful in depressed industries where management turnover is a problem. The holding period associated with restricted awards guarantees the executive will be around for a while.

Some shareholders criticize these awards as "freebies," however, since the restricted shares have value whether or not the stock price appreciates. These critics say the awards solely reward tenure with the company, instead of rewarding strong company performance.

Reload options: One of the newest developments in stock option and incentive award techniques is the "reload" option. Reload options are granted when an executive exercises options by exchanging shares that he or she already owns. The new reload option covers the number of shares equal to the number exchanged in the exercise. The new option is issued at the market price on the reload date and may be held for the remainder of the original option's term.

Consultants Frederic W. Cook & Co., which helped pioneer reload options, says Norwest may have been the first company, in late 1989, to introduce reload options. Since then, IRRC has tracked an increasing number of companies with reload options in their plans. Cook says some observers believe that once the concept is better understood, "reloads could become a more-or-less standard provision of option grants." The proportion of new stock option plans that included reload options has increased slightly, from 11.5 percent in 1995, to 16.0 percent in 2000, and reached as high as 17 percent in 1997 and 1998.

Critics of reload options argue that they allow executives to lock in gains in the stock price while being protected from the downside risk of declining stock prices. Frederic W. Cook says reload options are not intended to increase executives' compensation. Their purpose, Cook says, is to increase executive stock ownership by encouraging early option exercise through share-for-share exchange; to start dividends, voting, proxy disclosure and other ownership rights sooner; to limit the downside risk of options by enabling executives to lock in option profits in company shares; and to have an essentially neutral impact on company costs and dilution.

TIAA-CREF would vote against a proposal that allowed for reload options unless the plan limits the frequency with which reloads can be used, provides for a reload only if the market price increases a specified percent, and prohibits resale of shares purchased for which options were reloaded.

How reload options work: The charts below illustrate how reload options work (without accounting for taxes). Executive Jane Smith owns 800 shares of company stock and is granted an option to purchase 1,000 shares at an exercise price of $40 per share. Two years later, the stock has risen to $50 per share, and Smith exercises her option using the 800 shares she owns (market value = $40,000) to cover the purchase of 1,000 option shares at $40 per share. As illustrated in Table 7, Smith then owns 1,000 shares with a market value of $50,000, and she receives a reload option for 800 shares with an aggregate exercise price of $40,000 (at $50 per share) and a term of eight years. Three years later, when the stock is trading at $80 per share, Smith exercises her 800 reload options, using 500 of her owned shares (worth $40,000) to pay the exercise price. Following that transaction, Smith owns 1,300 shares outright (500 + 800), worth $104,000--and under many plans, she could receive a new reload option covering 500 shares, at $80 per share.

If the plan at Smith's company did not provide for reload options, and she simply exercised her 1,000-share grant after five years, her net ownership position would be the same--she could use 500 of her owned shares to pay the exercise price and would then hold 1,300 shares worth $104,000. Smith would not, however, have the automatic upside potential of a new option (the reload) to replace the 500 shares she used to pay the exercise price.

Table 7: Reloads in a Rising Market

	Before Exercise			*After Exercise*		
		# of Shares	*Net Value*		*# of Shares*	*Net Value*
Year 2:	*Shares Held*	800	$40,000	*Shares Held*	1,000	$50,000
Stock Price = =	*Options Held*	1,000 @ $40	$10,000	*Options Held*	800 @ $50	$0
$50/share	*Total*		$50,000	*Total*		$50,000
Year 5	*Shares Held*	1,000	$80,000	*Shares Held*	1,300	$104,000
Stock price =	*Options Held*	800 @ $50	$24,000	*Options Held*	500	$0
$80/share			$104,000			$104,000

The scenario is significantly different in a falling market, however, as illustrated in Table 8. If Smith executed the same transaction described above two years after the grant, she would again hold shares worth $50,000 plus a reload option covering 800 shares, exercisable at $50 per share. But if the stock declines to $30 in year five, Smith's 1,000 owned shares would be worth $30,000 (although her reload option would be worthless). Absent the reloads, Smith would have only her original 800 shares (now worth $24,000), and an underwater option with no intrinsic value.

Table 8: Reloads in a Falling Market

	Before Exercise			*After Exercise*		
		# of Shares	*Net Value*		*# of Shares*	*Net Value*
Year 2:	*Shares Held*	800	$40,000	*Shares Held*	1,000	$50,000
Stock Price =	*Options Held*	1,000 @ $40	$10,000	*Options Held*	800 @ $50	$0
$50/share	*Total*		$50,000	*Total*		$50,000
Year 5	*Shares Held*	1,000	$30,000			
Stock price =	*Options Held*	800 @ $50	$0			
$30/share			$30,000			

Stock appreciation rights: Stock appreciation rights (SARs) are similar to stock options, except that upon the exercise of SARs the executive simply receives the spread between the market price and the exercise price. This spread may be paid in cash or stock. SARs were designed to enable executives whose ability to sell shares after exercising options was formerly limited by regulatory restrictions that are no longer applicable. Thus, the use of SARs has declined in recent years.

SARs have been criticized by some shareholders as undermining the goal of increased stock ownership. The awards are tied indirectly to the stock, critics say, because the executives immediately may pocket the cash gain without being required to continue to hold the shares in the company.

Plan structure

Evergreen plans: First tracked by IRRC in 1991, these plans have no termination date and reserve a specified, but usually low, percentage of the outstanding shares for award each year. Quasi-evergreen plans also reserve a specified percentage of outstanding shares for award each year, but these plans have a termination date. These types of plans are frequently omnibus plans.

Many shareholders have opposed evergreen plan structures. Critics say company-sponsored, stock-based incentive plans should come up for renewal with shareholders. Although the proposed annual dilution may be low, since these plans can extend indefinitely, shareholders may risk "creeping dilution" of more significant levels. Companies say these plans maximize the compensation committee's flexibility and save the company from the burdens and costs of obtaining shareholder approval. Their perpetual life means that shareholders are required only to approve the plans once.

Evergreen-type plans have met relatively high levels of opposition in recent years. In fact, half of the failed

stock option plans in 2000 contained a replenishment provision. TIAA-CREF considers voting against plans that contain an evergreen feature.

Omnibus plans: Comprehensive omnibus stock option plans, first noted by IRRC in 1989, authorize the use of a number of stock-based compensation vehicles. Some plans delegate so much discretion to the compensation committee on the forms and terms of awards that some shareholders have called them "blank check stock option plans." An omnibus plan is defined by IRRC as one that authorizes five or more award types or gives plan administrators a high degree of discretionary power to grant "other stock-based awards."

Omnibus plans usually bestow a high degree of discretionary authority on plan administrators. Phrases such as "other stock-based awards" are frequently added to the long list of award types available to participants. Many of the plans contain change-in-control provisions and allow discounted grants. In addition to allowing a high degree of discretion, these plans often reserve a sizable percentage of outstanding shares for award.

Some shareholders oppose omnibus plans as overly generous and say they give plan administrators too much discretion to grant a variety of stock awards. Critics say that, depending on market trends, some forms of stock-based compensation offer less risk to executives. Many companies say they propose omnibus option plans because they want a high degree of flexibility and do not want to submit plan amendments to shareholders for each market bounce or regulatory change.

Payment features

Pyramiding: "Pyramiding" is a technique by which executives may exercise their options in a rapid succession of transactions, beginning with as little as one share of stock. These transactions convert the difference between exercise price and market price into additional shares with no cash outlay, except for amounts needed to pay for fractional shares. Black & Decker has described pyramiding in its proxy statement this way:

> The stock-for-stock payment method permits an optionee to start with one or more shares of common stock and possibly exercise an option in full (no matter how many shares are covered by the option) by means of a succession of partial exercise transactions in which the optionee uses the shares obtained on each exercise to purchase a larger number of shares on the next exercise. Whether the optionee exercises the entire option by using this pyramiding technique or by delivering sufficient shares of common stock to accomplish full stock-for-stock payment in a single transaction, the net increase in the shares of common stock held by the optionee will be identical. In both cases, the corporation receives consideration of value equal to that required under the option agreement and the optionee has a net gain in common stock holdings with a value equal to the appreciation or "spread" realized under the options.

IRRC defines pyramiding as any plan that allows executives to exercise options using stock that has not been held for a minimum holding period. Many plans require executives who exercise their options by tendering shares to use only "mature" shares (i.e., those held at least six months). The percentage of proposed new option plans for executives allowing pyramiding has remained relatively constant over the last three years. About half of the proposed new stock option plans in 2000 could allow pyramiding.

Critics have argued that pyramiding minimizes the risks to executives, since they are not required to risk any cash for the new shares. Supporters of pyramiding say it helps make options more affordable to the holder and ultimately serves to increase stock holdings.

Company loans and grants: Some stock option plans allow executives to pay for an option exercise with a promissory note or loan from the company. Sometimes the loans are made at below-market rates. Some shareholders complain that loans—particularly those with favorable interest rates—are unfair, since these special financing arrangements are not available to all shareholders. Stock-related loans may be particularly risky if the stock price declines and the value of the shares purchased with the loan (and usually used as collateral) drop below the principle amount. Nevertheless, some companies say that loan features help make options more affordable and increase executive stock ownership. About 35 percent of the proposed new stock option plans for executives tracked by IRRC in 2000—an increase from the three previous years—allowed companies to provide loans for option exercises.

Cashless exercise: So-called "cashless" option exercises (sometimes called "brokered" exercises) were enabled by the Federal Reserve Board's 1988 amendment to Regulation T, which governs margin lending by stockbrokers. The amended rule allows option holders to transact their exercise through a broker, with the company's cooperation. When the employee wants to exercise his or her option, the broker purchases the

shares from the company, by paying the shares' exercise price, and immediately sells the shares at the current market price. The profit—the difference between the exercise purchase price and the market sale price—goes to the executive after commission costs are deducted. The executive thus earns the same profit (less commission) he would have earned if he had bought and sold the shares directly.

BONUS PLANS

Voting on bonus plans that are being proposed in order to conform to Section 162(m) creates a catch-22 for shareholders. If a plan is not approved, in most cases the company will still use the plan, but will not benefit from a related tax deduction. Some shareholders have complained that the legislation responsible for Section 162(m) was poorly constructed, and the required disclosed information is unhelpful or inconsequential. In addition, it is difficult for shareholders to establish a broad guideline or guidelines for cash bonus plans that are tailored to meet specific corporate needs. There seems to be no generic approach available to shareholders in determining guidelines.

Shareholders have also raised concerns about a company's ability to use downward discretion in awarding bonuses. Under the regulation, compensation committees may not grant an executive a higher bonus than is determined by their formula, but they may lower an executive's bonus based on discretionary criteria. This has led many companies to establish high maximum bonus levels, in order to provide flexibility for "negative discretion." The practice makes it difficult for shareholders to estimate the size of the bonus that may actually be granted, however.

The following "red flags" may trigger "no" votes by some shareholders:

- plans that have maximum awards past a certain cut-off that the shareholders establish;
- plans in which the performance criteria are not stock-based;
- plans that give broad discretion to the compensation committee to choose performance criteria used to set the goals;
- plans that list many different performance criteria from which the committee may choose;
- plans submitted from a company that has had poor overall performance for the past few years or poor total returns to shareholders or other lagging performance measures; and
- plans submitted by a company that has had total returns to shareholders that have steadily fallen the past five years, although the executives' bonuses have steadily risen.

IRRC's *SmartVoter* (voting guideline software) includes the following guideline choices for both annual and long-term bonus plans: Vote against the plan if (1) the maximum per-employee payout is not disclosed; (2) the maximum per-employee bonus payable is more than XX percent of a participant's base salary; (3) the maximum per-employee bonus payable is more than $XX; (4) the dilution represented by the shares proposed to be reserved under the plan is more than XX percent of outstanding voting power. *SmartVoter* users enter their own "cut-off" percentages and dollar amount.

In addition to bonus plans, shareholders also must determine whether to consider proposed stock option plan limits when considering Section 162(m) proposals and, if so, how to evaluate the limit. Limits are presented in annual, aggregate or periodic form, and their potential net future value can vary greatly among companies with the same fixed-share limits. Therefore, shareholders may wish to evaluate the potential future net value of the option limit, using a valuation model of their choice. IRRC generally calculates potential net value by assuming that the company's stock appreciates at a rate of 10 percent per year over a 10-year option term, using the closing stock price on the company's fiscal year end.

Calpers considers the following criteria when voting on management bonus plans designed to maintain deductibility for nondeferred compensation in excess of $1 million for the top five corporate officers.
:

- Vote FOR amendments to include administrative features or place a cap on annual grants any one participant may receive.
- Vote FOR amendments to add performance goals to existing compensation plans.
- Vote FOR cash or cash-and-stock bonus plans.
- Vote on a CASE-BY-CASE basis on amendments to increase shares reserved. Only those plans with acceptable dilution will be approved.

APPENDIX A: DEFINITIONS

Acceleration: Provisions causing all outstanding awards—whether or not vesting requirements have been met—to become fully exercisable. This clause frequently is triggered by a change-in-control event, such as a merger.

At-the-money awards: Awards that are priced at the current market value on the grant date. For example, options with an exercise price of 100 percent of the market value on the award date were awarded at the money.

Cashless exercise: Under Regulation T, which governs margin lending by stockbrokers, executives may arrange to have their brokers exercise their option shares by paying the company the exercise price and then immediately selling the shares in the open market. The net gain, less commission costs, are given to the executives.

Cashouts: Paying cash to award holders for the difference between some market-based price and the awards' exercise price. This clause is frequently triggered by a change-in-control event.

Concentration: The percentage of the previous fiscal year's total option awards that were awarded to the named executives.

Dilution: When options are exercised or restricted shares are awarded, a company's assets, cash flow and profits are spread over a larger number of shares. The dilution caused by option awards may be less than restricted shares or stock awards, because executives must pay the company money to exercise their shares. The company may then use the proceeds in ways that enhance shareholder value such as investments, capital expenditures or stock repurchases.

Discount options: Options priced at less than the fair market value on the grant date.

Dividend equivalents: Units that accrue to option holders based on dividends declared and paid on shares covered by outstanding underlying options. When the option is exercised, the option holder receives cash or additional stock in exchange for the value of the dividend units.

Duration: The expected life of a proposed stock option plan based on the previous fiscal year's total option awards.

Evergreen stock option plans: First noted by IRRC in 1991, these plans have no termination date and reserve a specified—but usually low—percentage of the outstanding shares for award each year. Frequently, shares that are not the subject of an award may be carried over for future grants.

Incentive (qualified) stock options: As defined under section 422(b) of the tax code, options that qualify for preferential tax treatment. These options must be priced at fair market value. The option holder is not taxed on these options at the time of the grant or the time of the exercise. Instead, the applicable tax is deferred until the stock received under the option is sold and is then calculated based on the capital gains rate. This tax-favored nature of incentive stock options to executives is offset, however, by a loss of the deduction to the company. For an incentive option to qualify for such tax treatment, it must satisfy a number of conditions stipulated in Section 422A of the Internal Revenue Code, including:

- The stock option plan must indicate the total number of shares that may be issued and identify the employees or class of employees that qualify.
- The plan must be approved by shareholders within 12 months before or after its adoption by the board of directors.
- Options must be granted within 10 years of adoption or shareholder approval, whichever is first, and granted options must be exercised within 10 years of the grant.
- The exercise price of the option may not be less than the market price of the stock at the time the option is granted.
- No individual may exercise incentive options worth more than $100,000 in a single year.

Under current accounting regulations, a company generally is not required to take any charges to its reported earnings for a stock option grant.

In-the-money awards: Options priced at less than the fair market value on the grant date.

Limited stock appreciation rights (LSARs): A variation on stock appreciation rights (see following page) that are exercisable only in the event of certain changes in control of the issuing corporation.

Nonqualified stock options: Loosely defined by the Internal Revenue Service as any compensatory stock option that does not qualify as a statutory (incentive) stock option. For tax purposes, the option holder generally is taxed on the exercise date for the difference between the fair market value and the exercise price. Any gain upon the exercise is taxed as ordinary income. Any subsequent sale of the stock will be treated as a capital gain or loss. A company may take a tax deduction for compensation paid when the executive recognizes income upon exercising the award. The IRS reasons that because nonqualified stock options are treated much the same as any compensation payment, companies are entitled to an ordinary and necessary business expense deduction on the exercise date. However, companies are not required to record an expense on their income statements for these awards.

Omnibus stock option plans: Stock option plans that delegate great discretion to plan administrators on the types and terms of awards. IRRC labels a plan an omnibus plan if it authorizes five or more types of awards.

Out-of-the-money awards: Awards priced at more than the market price on the grant date.

Performance shares: Stock awards with vesting requirements based on the attainment of long-term corporate financial results or individual performance goals. Payments may be made in cash or stock.

Phantom stock: Bonus units that correspond in number to the value of a specified number of shares. When these units mature, the payoff is based on the current value of the company's stock and paid in cash or stock.

Premium priced options: Options priced at more than the market price on the grant date.

Pyramiding: The practice of using shares obtained from the exercise of each option to purchase additional shares covered under the option. In these transactions, executives exercise their options without using any cash.

Quasi-evergreen plans: First noted by IRRC in 1991, these plans have a termination date and reserve a specified—but usually low—percentage of the outstanding shares for award each year. Frequently, shares that are not the subject of an award may be carried over for future grants.

Reload options: Additional options that are granted when executives use shares to exercise their options. With reload options, executives exercising their options with stock will receive new options for the number of shares exchanged in the exercise. For example, if an executive exercises an option to purchase 1,000 shares by turning in 500 shares he already owns, he will receive a reload option to buy 500 shares. Reload options are issued at the market price on the reload date and may be held for the remainder of the original option's term.

Replacing underwater options: The practice of canceling outstanding underwater options and replacing them with new, lower priced options.

Repricing underwater options: The practice of repricing outstanding underwater options at new lower market prices.

Stock appreciation rights: SARs are granted for a specified number of shares with a per share exercise price. Upon exercise, the holder receives the difference between the market price and the exercise price, which may be paid in cash or shares of stock. Tandem SARs are granted with an incentive or nonqualified stock option and allow the holder to exercise either the option or the SAR.

Stock grant run rate: The average annual number of aggregate option shares granted by a company (typically over a three-year period), expressed as a percentage of total outstanding common shares.

Stock overhang: The sum of outstanding options and shares remaining available for future grants under a company's stock plans, expressed as a percentage of total outstanding common shares.

Strike price: The price per share at which the option holder may exercise the option (the exercise price).

Time-lapsing restricted stock: Conditional grants of company stock that have some minimum holding period before the executive may sell the stock. In the meantime, executives holding restricted stock are entitled to vote the shares and receive dividends.

Underwater options: Options with exercise prices that are higher than the stock's current fair market value.

Vesting: Requirements—such as time periods or performance goals—that must be achieved before the executive may exercise an option or sell a time-lapsing restricted stock or performance share.

APPENDIX B: HOW IRRC CALCULATES DILUTION

When reporting on stock option plans, IRRC tries to provide as much information on dilution as can be found in a company's proxy statement. All companies adopting a stock option plan cite the number of shares reserved under the plan. The number of outstanding shares can be found in the proxy statement. These two figures can give a very simple dilution figure: the number of newly reserved shares as a percentage of stock currently outstanding.

Companies also may provide some information in the proxy statement on other stock option plans already in place. For each existing plan, IRRC looks for (1) the number of shares still available for future grants, and (2) the number of shares subject to outstanding options. The company does not always provide these figures, however. When they are provided, IRRC will incorporate them into an overall dilution figure. The overall figure is an indication of the total dilution potential from new and old stock option plans.

If companies do not provide details on outstanding options and shares available for award in their proxy statements, they must disclose the additional details in their footnotes to the annual financial reports. IRRC uses its best efforts to obtain the additional details from the most recent annual reports.

For example, company X, which has 24,427,236 common shares outstanding, all having one vote per share*, proposed a restricted treasury stock plan to be voted on at its 2000 annual meeting. The plan, under which 2 million shares were to be reserved, authorized grants of restricted stock depending on the attainment of certain performance goals. It also had in place a long-term incentive plan and stock option plans adopted in 1985, 1987 and 1991, among others. The following dilution chart (which is included in IRRC's company proxy report for company X) shows newly proposed shares, shares currently available for future grants, shares subject to outstanding option grants, and dilution figures.

Dilution on 24,427,236 outstanding shares:

Plan	*New shares*	*Available shares*	*Unexercised options*	*Dilution (percent)*
1998 restricted plan*	2,000,000	0	0	8.2
Long-term plan	0	493,850**	706,150**	4.9
All other plans	0	0	1,465,602**	6.0
		Overall minimum dilution		*19.1*

* proposed plan; ** total as of 12/31

In this example, the company provided all the necessary information, although it lumped together the information for the 1985, 1987, 1991 and other plans. From the above chart, shareholders can see that the potential dilution just from the proposed plan was 8.2 percent, while the company's total potential dilution was more than doubled to 19.1 percent. Institutions may have guidelines on dilution that use only proposed plan dilution, or they may use the overall total potential dilution for their voting guideline.

*IRRC has historically adjusted share numbers to reflect relative voting power, in making the dilution calculation.

APPENDIX C: SECTION 16B

Shareholder approval and SEC Rule 16b-3

Rules promulgated under Section 16b of the Securities Exchange Act of 1934 are designed to prevent insiders from unfairly using confidential information to profit from short-term trading in their companies' securities. Under Section 16b rules, profits realized by insiders from buying and selling any of their company's equity securities within a six-month period—so called "short-swing profits"—are subject to disgorgement back to the company. The section defines insiders as company directors or officers and beneficial holders of more than 10 percent of any class of equity securities.

By its terms, Section 16b applies to stock options and other equity-based awards and derivative securities issued to executives as part of their compensation package. SEC Rule 16b-3 is a crucial provision in the area of executive compensation because it establishes the conditions that companies and their executives must satisfy in order to exempt their compensation-related transactions from Section 16b's formidable disgorgement provisions.

In an effort to simplify these requirements for companies, the SEC promulgated a revised Rule 16b-3, which became effective Aug. 15, 1996. Under this rule, grants or awards are exempt if any one of the following three conditions are met:

- approval by the board of directors or a committee of two or more non-employee directors;
- approval by shareholders; and/or
- satisfaction of a six-month holding period following the date of acquisition.

(Transactions pursuant to specified tax-conditioned plans, such as employee thrift, stock purchase or excess benefit plans, are exempt.)

In announcing the changes, the SEC said its rationale in simplifying the exemptions was that transactions between a company and its insiders that are intended as compensation do not pose the opportunities for insider abuse that Section 16b was originally designed to curtail.

Previously, Rule 16b-3 required that the grant or award be made under a written plan approved by shareholders and set forth a definable limit on the shares available under the plan. The revised rule eliminates the transferability prohibition on stock options and derivative securities, allowing for more attractive estate planning opportunities for executives. IRRC has tracked a number of companies that now provide for the transferability of stock options. Another effect of the Rule 16b-3 revision was elimination of the need for the directors administering executive plans to qualify as "disinterested" according to the SEC's definition, which has resulted in more discretion under many director stock plans.

Notwithstanding these changes, companies still have considerable incentive to continue seeking shareholder approval and independent—as opposed to simply "non-employee"—director administration of their stock-based benefit plans. Shareholder approval of stock-based benefit plans is a condition for listing on the major stock exchanges. It is also a requirement for qualifying for an exemption from the $1 million deductibility limit under Section 162(m) of the tax code. State corporate laws, as well as a company's own bylaws, are other potential reasons for seeking shareholder approval. Finally, principles of better corporate governance and investor relations may influence a company's decision in this area.

APPENDIX D: SUMMARY OF SECTION 162(m) REGULATIONS

The $1 million deductibility limit for executive compensation was enacted on Aug. 6, 1993, as part of the Omnibus Budget Reconciliation Act. The regulations under the statute are set forth in Section 162(m) of the Internal Revenue Service Code. The regulations have been amended several times. The following discussion of the regulations incorporates all amendments to date.

Section 162(m)'s deduction cap applies to certain compensation paid to the five highest-paid executives (including the CEO) of publicly traded companies with at least $5 million in assets and 500 or more shareholders. The company must still employ the five executives at the end of the year. Therefore, executives who leave before the end of the year are not included in the group subject to the $1 million deductibility cap and, as a result, their golden parachute and golden handshake payouts are exempt from the limit.

The following types of compensation are deductible under Section 162(m):

- compensation payable under a written employment agreement that was in effect before Feb. 17, 1993, and has not been materially altered;
- bona fide commission income;
- payments that consist of benefits provided to an employee that are excludable from gross income (covered in section 3121(a)(1) through section 3121(a)(5)(D) of the tax code);
- payments made to or from a tax-qualified plan (described in section 3121(v)(1) and including 401(k) salary reduction contributions);
- compensation that is deferred until the employee is no longer one of the top five executives (which, in most cases, would be retirement); and
- performance-based compensation.

Performance-based compensation

The most immediate result of the tax law was companies scrambling to qualify stock option plans and bonus plans as performance-based compensation. In order for compensation to qualify as "performance-based," the following four conditions had to be satisfied:

One: Compensation must be paid solely on the attainment of one or more performance goals. In the case of stock plans, options or stock appreciation rights priced at least at market value on the grant date will generally qualify for the exemption, provided shareholders have approved the maximum number of shares that may be awarded to certain classes of employees. Time-lapsing restricted stock awards and discount stock options do not qualify as performance-based compensation.

Two: The performance goals must be set by a compensation committee composed solely of two or more "outside directors" as defined by the Internal Revenue Service. (See next page for definition.) The IRS specified that performance goals must be pre-established, with substantially uncertain objectives (meaning a third party armed with the relevant facts should be able to determine the payout), and in writing. Companies are not required to disclose strategically sensitive information to shareholders and competitors. A performance goal will be considered pre-established if it is set in writing no later than 90 days after the start of the performance period; in no event will a performance goal be considered pre-established if it is established after 25 percent of the performance period has elapsed. For a bonus to be tax-deductible, it must be based on a substantially uncertain performance goal. The IRS says a goal based on a percentage of total sales is NOT substantially uncertain because it is virtually certain that the company will have some sales. However, a bonus based on a pre-established increase in corporate sales will qualify as uncertain, as will a goal based on corporate profitability.

Three: The material terms under which the compensation is to be paid, including the performance goals, must be disclosed to and approved by shareholders before payment. While the performance measures must be disclosed, companies need not reveal the specific performance targets. However, companies must disclose the maximum allowable payout per employee if specific targets are not established. According to the regulations, if a company bases the maximum amount to be paid over a performance period on a percentage of base salary, it must also set a maximum dollar amount for the performance period, or fix executive salaries at the beginning of their period. If a plan uses a percentage of a bonus pool for a maximum, the proxy statement must disclose both the formula used to establish the bonus pool and the maximum percentage of the bonus pool that may be awarded, in order to qualify. If the maximum award is not sufficiently predictable, the plan will not qualify. The terms must be approved by shareholders at least once every five years.

The IRS also stymied compensation committee flexibility to increase bonuses. Although it gave committees the discretion to *reduce* bonuses, even if performance goals are met, it specified that they cannot increase bonuses arbitrarily without losing the deductibility. Also, the IRS limited compensation committees' discretion to change performance targets. If shareholders approve a plan that gives broad discretion to the committee to change performance targets subsequently without shareholder approval, the committee must resubmit the plan for approval at least every five years.

Four: Before payment, the compensation committee must certify that the performance goals were met.

Outside directors

The IRS's definition of an outside director has been the center of much controversy. It is more restrictive than the New York Stock Exchange's independent director definition, SEC proxy "interlocking" directorship disclosure rules, and rules regarding disinterested status in connection with SEC Rule 16b-3 exemption. Although the IRS has amended its definition somewhat to make it less restrictive, it is still controversial.

For purposes of tax deductibility, the IRS defines "outside directors" as those who are not:

- current company employees or officers;
- former company officers;
- former employees who received compensation from the company for prior service during the last year (other than that received from a retirement or savings plan); or
- recipients of compensation for services or goods, either directly or indirectly, provided in "any capacity other than as a director."

Under the IRS's original definition, a director would not be considered an outside director (and therefore would not be eligible to serve on a compensation committee) if the director or his employer provided goods or services to the company equal to $60,000 a year, or 5 percent of the company's gross income, whichever was less. Critics said this low threshold would make it virtually impossible for many executives to serve on compensation committees. The IRS ceded the point and in its Dec. 2, 1995 revisions of the rules it provided that the limit will be a straight 5 percent of gross revenue, except where the remuneration is for "personal services," such as those rendered by lawyers, accountants and investment bankers. In that case, the old test—the lesser of 5 percent of gross revenue or $60,000—will still apply.

The rules will be applied on a look-back basis; if payments exceed the *de minimis* level for one year, the individual will not qualify as an outside director the next. Companies had until the first shareholders' meeting at which directors are elected after Jan. 1, 1996, to bring their compensation committees into compliance with the IRS's outside director definition. Before Jan. 1, 1996, a director who was "disinterested" within the meaning of Rule 16b-3 of the Securities Exchange Act—a broad definition that attaches to all directors who are not actual participants in a stock option plan—satisfied the regulations' requirements for an outside director.

Transition rules

Section 162(m) set forth fairly generous transition rules for adding individual limits to existing stock option plans. Companies were allowed to wait to amend existing stock plans to include the per-employee limits if those plans were approved by shareholders before Dec. 20, 1993, and were administered by "disinterested directors," as defined by SEC Rule 16b-3(b)—the so-called "short swing" profit rule. (Plans that are not administered in compliance with Section 16 are rare.)

The limits had to be added to existing plans upon (1) the expiration or "material" modification of the plan (material modification of the plan includes adding shares to the plan); (2) the issuance of all shares reserved under the plan; or (3) the company's first shareholder meeting after Dec. 31, 1996, whichever occurs first.

Other final regulation provisions

Dividend equivalents: According to the IRS, a question was raised about whether nonperformance-based dividend equivalents paid on performance-based stock options (options granted at least at r market value) would nullify both awards as qualifying as performance-based. The final regulations provide that such dividend equivalents will not cause the compensation paid upon exercise of the options to be nonperformance-based as long as the payment of the dividend equivalents is not conditioned upon the employee exercising the option. If the payment of the dividend is conditioned upon the employee exercising the option, the dividend effectively reduces the exercise price, thereby causing the option to be nonperformance based upon its exercise.

Bonus pools: In some cases, companies using a bonus pool to award cash bonuses have said that the amount payable under the pool to each participant as a percentage of the bonus pool and the total of the percentages have exceeded 100 percent. In this case, it is impossible to award each individual the stated percentage, and it is impossible for a third party to determine the maximum amount to be paid to each party. Accordingly, the regulations clarified that when the compensation to be paid to each employee is stated in terms of a percentage of the bonus pool, the sum of the percentages cannot exceed 100 percent. In addition, the exercise of negative

discretion with respect to one employee cannot increase the amount payable to another employee. However, the IRS said it recognized that some companies had interpreted the rule differently, and therefore the 100 percent bonus pool rule will not be applied to any compensation paid before Jan. 1, 2001, under a bonus pool based on performance in any period that began before Dec. 20, 1995.

Outside directors: The regulations clarified that a former officer of either a spun-off or liquidated company that formerly was a member of the affiliated company meets the definition of an outside director for the affiliated company.

Employee contracts: The original regulations provide that any compensation paid under an employee agreement entered into before Feb. 17, 1993, will be deductible under transition provisions. However, once the contract expires or is significantly modified, it does not qualify for deduction and must be treated as a new contract. The final regulations clarify that if the original contract gave the employee the discretion of extending the contract, the contract will not be treated as a new contract if the employee decides to extend the contract date.

Percentage of base salary maximums: The IRS's amended regulations enacted in December 1994, said that maximum awards stated as a percentage of base salary would not qualify for tax deduction because the compensation committee would have the discretion to raise salaries in order to raise bonuses. A percentage of base salary and a maximum dollar amount is acceptable. The new regulations clarify that a percentage of base salary may be used as a maximum without a dollar amount *if*, at the time the performance goal is established, the dollar amount of salary or base pay upon which the bonus will be based is fixed. (Presumably, a shareholder could determine a maximum bonus at the end of each year by taking the maximum percentage of the salary in the proxy statement.) In addition, the final regulations provide that the dollar amount disclosure used with a percentage of base salary applies only to plans approved by shareholders after April 30, 1995.

Executive Compensation

Perspective

Issue 11 – March 2001

Regulators Focus on Dilution Due to Equity Compensation

The dilution of public companies' shares due to equity compensation plans continues to be a major concern for institutional investors and shareholder rights groups. The latest developments are a Securities and Exchange Commission (SEC) proposal to increase annual stock plan disclosure and two major stock exchanges' requests for comments on a proposal to change exchange rules governing shareholder approval of stock compensation plans. The shareholder approval proposal includes eliminating an exemption currently in force for broad-based plans.

Proposed SEC disclosure rules

On January 26, the SEC proposed proxy-statement and annual-report disclosure changes to require companies to disclose the number of securities authorized and issued under all equity compensation plans, even plans that have previously been approved by shareholders. The impetus comes from institutional investors who think the current rules do not provide full disclosure to shareholders about equity compensation plans and their potential dilutive effect on shareholder value and voting power.

The increased disclosure would have to be made in company proxy statements in any year in which the company seeks shareholder action on a compensation plan. Otherwise, the information would have to be included in the company's annual report on Form 10-K.

The proposed rules require the presentation of both tabular and narrative information for substantially all equity plans as of the end of the last completed fiscal year. A table would list each plan separately, giving:

- the total number of shares authorized for issuance,
- the number of shares awarded in the past year and shares available under options granted in the past year,
- the number of shares to be issued on exercise of outstanding options, and
- the number of shares remaining for future grants.

Similar disclosure rules would also apply to individual arrangements.

Companies would also have to describe the material features of each plan adopted without shareholder approval during the last completed fiscal year. If any individual arrangement involved more than 25 percent of the total number of shares authorized under all individual arrangements, the company would have to state the relationship of the recipient to the company and describe the material features of the arrangement.

The adoption of new disclosure rules seems likely, since enhanced disclosure appears to be supported by the major stock exchanges, as well as by institutional investors. The

Executive Compensation Contacts

USA
Peter Chingos
212 345 3139

Atlanta
Sanford Godwin
404 614 2954

Chicago
Richard Harris
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Marshall Scott
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Detroit
Erin Milligan
313 877 7317

Houston
Steven Cross
713 653 5254

Los Angeles
Donald Sagolla
213 346 2287

Louisville
Janet DenUyl
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New York
Edward Freher
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Philadelphia
David Cross
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Richmond
Steven Harris
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San Francisco
Diane Doubleday
415 743 8748
Marty Katz
415 743 8778

shareholder approval proposal is more controversial, however.

Stock exchanges' shareholder approval rules

The major stock exchanges set their own rules, subject to SEC approval. Recently, both the New York Stock Exchange (NYSE) and the Nasdaq Stock Market asked for comments on potential rule changes that would eliminate an exception to the shareholder-approval requirement for broad-based stock compensation plans and would add new standards under which potentially more stock-based arrangements would have to be approved. As with the SEC's proposed proxy disclosure rules, the pressure comes from institutional investors and shareholder rights groups, who would like the stock exchanges to require listed companies to obtain shareholder approval for most stock plans. The broad-based-plan exception was due to expire some time ago and has been extended several times.

Under current NYSE rules, broad-based plans generally need not be approved by shareholders if the majority of full-time US exempt employees are eligible to receive shares and if a majority of the shares granted over a three-year period are awarded to non-officers and directors. Other exceptions cover grants to new hires and plans that restrict the percentage of shares that can be acquired by officers and directors to specified amounts. Nasdaq's broad-based-plan exception is substantially the same.

The proposal on which the exchanges are seeking comments was drawn up by a NYSE task force in 1999 but has not yet been formally adopted by the NYSE Board. It would require shareholder approval of substantially all plans that include officers and directors. In addition, it would make the following changes:

- ***Share approval test.*** Generally, shareholder approval of a plan would be required if, absent approval, the number of unapproved shares in all of the issuer's stock plans would exceed 10 percent of the total authorized shares under all approved plans.
- ***Restriction of broad-based plan exception.*** While the existing exception for broad-based plans would be eliminated, a new exception would be created for tax-qualified retirement plans, such as 401(k) plans and ESOPs, and for section 423 employee stock purchase plans — even if they cover officers and directors.
- ***Exception for acquisition and merger grants.*** A new exception would be created for options or shares granted in connection with acquisitions and mergers. These grants, however, would count against the 10 percent share approval test, unless they have been approved by shareholders. (The same treatment is given to grants to new hires.)
- ***No exception for treasury shares.*** Historically, plans funded through treasury shares have not been subject to the shareholder approval requirements. The proposal would eliminate this exception in most cases.

When the task force submitted the proposal, it also recommended that the NYSE should adopt it only if the other major stock exchanges agreed to substantially similar rules. The NYSE and Nasdaq have been discussing the proposal for some time, and both exchanges have now solicited comments on its impact from issuers, investors, and other interested parties.

Whatever the outcome, observers feel that a successful change will have to strike a balance between management's need to use equity compensation to retain and motivate employees, and shareholders' interests in having a voice in its determination.

Howard Golden and Amy Knieriem

Executive Compensation Perspective is published by William M. Mercer, Incorporated, 1166 Avenue of the Americas, New York, New York 10036.

FOR IMMEDIATE RELEASE
Feb. 6, 2001

Losing Value

WASHINGTON, D.C., February 6, 2001–The widespread use of stock-based incentive plans for company employees, executives and directors has led to growing levels of potential dilution – and growing levels of investor concern – according to a study released today by the Investor Responsibility Research Center, a leading shareholder research and advisory service. At S&P 1500 companies, average potential dilution reached 14.6 percent in 2000, compared with 13.4 percent in 1999. At S&P 500 companies, the study found an even more marked upward trend, with average potential dilution jumping significantly to 13.1 percent last year, from 11.4 percent in 1999 and just 9.2 percent in 1995.

"The use of stock and option incentives has traditionally been viewed positively by investors because it ties compensation to company performance," said Carol M. Bowie, the IRRC's Director of Corporate Governance Services. "But every time you issue more stock, you dilute the voting power, as well as the earnings and assets per share, of the current shareholders. You slice the pie into thinner pieces, and that's bound to cause concern among those sitting at the table."

The issue of potential dilution is receiving increased scrutiny from the Securities and Exchange Commission, the New York Stock Exchange and the NASDAQ. Generally, current regulations exempt stock-based incentive plans from having to receive shareholder approval if they are sufficiently "broad-based" (i.e., a majority of participants are non-officer employees). A new regulation proposed by the NYSE and under consideration by the SEC, however, would essentially require shareholder approval of all plans that exceed certain dilution thresholds. The NASDAQ is currently soliciting comments on the same proposals.

The highest average potential dilution levels are found in the technology sector – 24.2 percent – whose companies often have less cash with which to attract and retain top-level employees. Indeed, the spectacular wealth created through stock-based compensation at certain high-profile technology companies during the late 1990s was a key factor in the spread of such compensation plans. Within the technology sector, companies in the computer software/services industry had the highest average potential dilution, at 33.5 percent. Across all industries, eleven companies in this year's study have potential dilution of greater than 50 percent.

Similarly, S&P SmallCap companies, have higher average potential dilution levels (16.8 percent), than S&P MidCap companies (13.9 percent) or the largest companies, those of the S&P 500 (13.1 percent).

Average potential dilution among S&P Indices


20.0
15.0
10.0
5.0
0.0
13.1
11.4
10.6
10.0
13.9
12.4
11.9
10.6
16.8
16.3
15.4
13.8
S&P 500
S&P MidCap
S&P SmallCap
2000
1999
1998
1997

The 2000 IRRC Potential Dilution Study calculates average potential dilution by dividing the total number of shares and options reserved by the company for use in equity-based incentive and compensation plans by the total voting power of shares currently outstanding (which in most cases equals the number of outstanding common shares). The study, which was authored by IRRC Senior Analyst Annick Siegl, examined dilution at 1,157 S&P 1500 companies that held shareholder meetings between January 1 and July 31, 2000.

One particular concern is that of "creeping dilution" at companies with evergreen plans. Evergreen plans are those in which a certain percentage of stock – typically 2 to 3 percent – is automatically reserved every year, indefinitely, for use in incentive plans. This year's study found 34 companies had such plans, with 100 more having quasi-evergreen plans, which continue annually until a set end date. While proponents of these plans say they broaden the company's ability to use equity as incentive, opponents hold that shareholders should have the right to approve the issuance of additional shares.

Indeed, shareholders are focusing greater scrutiny on the dilution caused by equity-based incentive plans. "Total potential dilution levels above 10 to 15 percent tend to trigger investor concern – and opposition at shareholder meetings," said Bowie. The IRRC study found 337 such plans put forth last year for shareholder approval for which voting results were available. While all but one of those proposals passed, shareholder opposition averaged a sizable 20.7 percent, with 25 proposals receiving "no" votes of 40 percent or more. In previous years these proposals have received less opposition, with an average of only 17.4 percent voting "no" in 1997.

The Investor Responsibility Research Center, headquartered in Washington, D.C., was founded in 1972 and is the world's leading source of impartial and independent services for research on corporations, investors and shareholder decision-making. Its clients include more than 500 institutional investors, corporations, law firms and other financial services organizations. It offers a wide range of advisory services, research services and Web- and server-based shareholder management tools, organized into three areas: Governance Research, Voting Services, and Corporate Social Research. The IRRC Web site is located at www.irrc.com.

For a more in-depth description of IRRC, click here.

(END)

INVESTOR RESPONSIBILITY RESEARCH CENTER
Impartial research on companies and shareholders worldwide
1350 Connecticut Ave., N.W., Suite 700, Washington, D.C. 20036.1702
Questions? Call us at 202-833-0700 Fax 202-833-3555

Potential Dilution 2000

Potential Dilution from Stock Plans at S&P Super 1,500 Companies

by
Annick Siegl

The Investor Responsibility Research Center compiles and analyzes information on corporations and on the activities of institutional investors. IRRC was founded in 1972 as an independent and impartial research and service organization.

This report is a publication of IRRC's Corporate Governance Service. The Corporate Governance Service provides background and analysis on key corporate governance issues, a calendar of annual meeting dates and record dates, analysis of pending management and shareholder proposals at 4,000 major U.S. corporations, monthly voting results, weekly *Highlights*, a quarterly newsletter and related reports and directories. IRRC's Proxy Voting Workstation™ is a state of the art software package that provides an integrated proxy analysis and voting system. IRRC's ProxyVoter™ Software organizes the process of voting proxies by giving users a means of recording how they voted on each proxy issue and why they voted as they did. IRRC's SmartVoter™ software helps users to develop workable and defensible voting guidelines and automate their voting according to the guidelines they have selected. IRRC's Proxy Information Service provides corporations, law firms and other non-voting organizations background information and news on corporate governance and responsibility issues facing shareholders and companies.

IRRC Executive Director: Scott Fenn

Authors and contributors:
Annick Siegl developed and wrote the report. A research team headed by Maryanne Moore collected data for the report. The report was edited by Carol Bowie, Maryanne Moore, Alessandra Monaco and Ginny Rosenbaum.

February 2001

ISBN 1-879775-88-3

1350 Connecticut Avenue, NW, Suite 700
Washington, DC 20036-1702
202-833-0700

Potential Dilution 2000

Potential Dilution from Stock Plans at S&P Super 1,500 Companies

by
Annick Siegl

TABLE OF CONTENTS

I. EXECUTIVE SUMMARY

INTRODUCTION

The significant transfer of equity to corporate managers in recent years—primarily via stock option awards—is generating increasing concern among investors worried about the resulting dilution of their equity stakes and voting power. Average potential dilution levels among S&P 1,500 companies jumped by more than 1 percentage point in the last year, to an average of 14.6 percent according to IRRC's latest study. At S&P SmallCap companies, the average potential dilution from equity plans is now nearly 17 percent.

Stock options are generally viewed positively by investors because they deliver rewards only when a company's share price increases. But the exercise of stock options distributes a company's voting power, earnings, and assets over a larger number of shares, thus diluting each shareholder's stake correspondingly. As companies have increased their use of stock options to compensate and retain employees over the last decade, they are forced to reserve more shares for awards under incentive plans, thus intensifying the dilution debate. Potential dilution is now a key decision factor for investors voting on stock-based compensation plans, and rising dilution levels are attracting negative response from shareholders.

Many institutional investors have established guidelines to monitor plans when potential dilution exceeds 10 to 15 percent; some guidelines require automatic votes against proposals when these thresholds are exceeded. As potential dilution remains the fulcrum for voting on stock plans among many shareholders, companies have begun to construct equity plans to stay within the confines of institutional investor voting guidelines.

Numerous start-up companies, and particularly the dot.coms—start-ups in the technology sector—also caught the attention of institutional investors. Companies with a smaller market capitalization, and especially technology companies, have limited cash at hand and wish to invest what they have in building their business. Consequently, these companies usually compensate their employees with stock options, providing employees the opportunity to own a stake in the growing company and to become financially independent with its success. The downside of this trend is excessive dilution levels, however.

Facing the recent volatility and uncertainty of the stock markets and an expected economic downturn, small cap and technology companies may be driven to issue even more options to attract and retain employees. Thus, shareholders may be faced with complex and complicated voting decisions. Will investors give cash poor companies more discretion in stock-based compensation to support the company's survival in a harsher economic environment? Or will they continue to oppose dilution levels beyond the current 10 to 15 percent threshold? Several institutional investors have reconsidered their voting guidelines and extended the threshold for cash-poor companies and companies in human capital intensive industries. (See: Shareholder opposition to high

levels of dilution, p. 12.) Only the future will tell if this emerging trend will extend to the rest of the institutional investor community.

Major stock exchanges and the Securities and Exchange Commission also have reacted to increasing dilution of stock-based compensation plans. The NYSE Task Force considered total potential dilution as one of the key factors when drafting the revised shareholder approval requirement rules of the New York Stock Exchange (NYSE). (See: V. Non-Shareholder Approved Stock Plans, p. 27.) SEC Chairman Arthur Levitt also drew attention to the 'creeping dilution' that non-shareholder approved stock plans create. Consequently, the National Association of Securities Dealers Automated Quotation System (Nasdaq) has jumped on the bandwagon and is now soliciting opinions on the NYSE rules until early February 2001.

Adequate disclosure of equity compensation in proxy statements also has been a long-standing concern within the shareholder community. Reacting to increasing dilution levels over the past several years, the SEC is now considering enhanced disclosure rules on stock-based compensation.

KEY FINDINGS AND TRENDS

Dilution Trends

- Total potential dilution continues to rise. The average potential dilution for all 1,157 S&P Super 1,500 companies included in the study is 14.6 percent in 2000, up from 13.4 percent in 1999 and 12.7 percent in 1998. The median potential dilution for all companies included in the study is 12.9 percent in 2000, up from 11.6 percent in 1999.
- Hand in hand with increasing dilution levels, the opposition to stock-based plans also has increased in recent years. Average opposition to stock-plan related proposals is 20.7 percent in 2000. This is up from 20.2 percent in 1999, 18.8 percent in 1998, and 17.4 percent in 1997.
- At S&P 500 companies, the average potential dilution is 13.1 percent in 2000, up from 11.4 percent in 1999, and up from 9.2 percent since IRRC first released the study in 1995. The median potential dilution increased from 10.0 percent in 1999 to 11.1 percent in 2000.
- The average potential dilution for S&P MidCap companies is 13.9 percent. This has increased from 12.4 percent in 1999, and 11.9 percent in 1998. The median potential dilution of S&P MidCap companies is 11.8 percent in 2000, up from 10.8 percent in 1999.
- S&P SmallCap companies, which rely heavily on stock-based compensation because their ability to pay cash compensation is limited, continue to have the highest dilution levels of all three S&P indices. In 2000, the average potential dilution of S&P SmallCap companies is 16.8 percent, up from 16.3 percent in 1999 and 15.4 percent in 1998. The median potential dilution of S&P SmallCap companies has increased from 14.3 percent in 1999 to 15.1 percent in 2000.

Extraordinary Dilution Levels

- Eleven companies in this year's study have potential company dilution of more than 50 percent. This number has almost doubled since 1999, when only six companies exceeded the 50 percent margin.
- Nvidia has the highest level of potential dilution. The company's average potential dilution of 91.7 percent can be mostly attributed to its two quasi-evergreen plans, which reserve 5 percent and 2 percent of the outstanding shares annually until 2008 and 2009, respectively.
- Companies in the technology economic sector have historically had the highest dilution levels. In 2000, the technology economic sector is again at the top with average dilution of 24.2 percent.
- Utility companies, on the other hand, have historically had the lowest dilution levels. Companies in the utility economic sector have with 6.0 percent the lowest average dilution in 2000.
- Companies within the water utilities industry group have the lowest dilution levels with an average of 4.4 percent, followed by companies in the electric companies industry group, which have an average potential dilution of 4.6 percent.
- In 2000, companies within the computers software/services industry group had the highest average potential dilution of 33.5 percent, followed closely by companies in the computers (hardware) industry group with average dilution of 33.4 percent.

Plan and Grant Practices

- Despite investor criticism, the number of companies with evergreen plans or quasi-evergreen plans continues to rise. In 2000, 134 companies had such plans in place compared to 128 companies in 1999 and 97 companies in 1998.
- In 2000, slightly more companies granted options to their employees than last year. Approximately 97 percent of companies included in the study granted options to their employees in 2000, up from 93 percent in 1999. The average potential dilution created by those option grants is 2.4 percent, up from 2.2 percent in 1999.
- About 90 percent of companies included in the study granted options to their five highest paid executive officers. On average, companies awarded about 14.5 percent of the total options awarded in 2000 to their top five executives.

METHODOLOGY

This study examines the potential dilution levels of voting power at 1,157 S&P 1,500 companies that held shareholder meetings between January 1 and July 31, 2000. The study includes 416 S&P 500 companies, 325 S&P 400 MidCap companies and 416 S&P 600 SmallCap companies. The sample is a subset of IRRC's core research universe for 2000.

The data on potential dilution from all stock plans used in this report were retrieved from the companies' proxy statements, annual reports and forms 10-K. For peer group comparisons, companies have been classified into 11 economic sectors, which have, in turn, been divided into 115 industry groups. (See Appendix 2 for economic sector averages, Appendix 3 for industry group averages and Appendix 4 for a listing of all companies sorted by economic sector and industry group.)

Calculating voting power dilution

Potential dilution, as calculated by IRRC, is based on a company's outstanding voting power. Total voting power is the aggregate of the number of shares of each class of voting stock multiplied by the respective number of votes per share allotted to each class. Since most companies have only one class of voting stock, usually common shares, total voting power often equals the number of outstanding common shares.

IRRC determines the dilution level by adding the number of shares available for award under stock incentive plans plus the number of shares subject to options outstanding, and dividing the sum by the company's total outstanding voting power. Shares available for award include shares available under stock option plans, stock award plans, restricted stock plans and stock purchase plans. Grants outstanding include only the number of [illegible] options. Both available shares and outstanding options are calculated based on the voting power of the underlying share.

COMPANIES WITH DUAL CLASS COMMON STOCK

In the case of dual class common stock, potential dilution based on total voting power could be distorted. Companies that have two or more classes of stock with unequal voting rights usually reserve the stock with fewer votes for their stock plans. Therefore, the potential dilution based on total voting power may be lower than the potential dilution based on that class of stock.

The following companies have dual class stock structures with unequal voting power. The companies may award shares with the higher or lesser voting power under their stock-based plans. As a result, the total potential dilution of voting power of these companies may differ from their potential equity dilution.

Companies with dual class common stock

Albany International
Alberto-Culver
Alpharma
American Greetings
Bandag
Belo (A.H.)
Brown-Forman
Canandaigua Brands
Carter-Wallace
Cato
Chris-Craft Industries
Claire's Stores
Coca-Cola Bottling
Comcast
Delphi Financial Group
Dixie Group
Dow Jones
Dynegy
Electronic Arts
Express Scripts
Ford Motor
Foundation Health Systems
General Communication
Hershey Foods
Hispanic Broadcasting
Hubbell
Invacare
K-Swiss
Keane
Kelly Services
Lee Enterprises
Nacco Industries
Oshkosh B'Gosh
Panera Bread
PacifiCare Health Systems
Priority Healthcare
Regeneron Pharmaceuticals
Sequa
Smith (A.O.)
Springs Industries
Sprint
Standard Register
Stewart Enterprises
Tecumseh Products
Timberland
Triarc
Tyson Foods
USX-Marathon
Universal Health Services
Univision Communications
Viacom
Vicor

SHARES AVAILABLE FOR FUTURE AWARDS

The Securities and Exchange Commission requires companies to disclose the number of shares available for future grants under stock plans. However, about 22 percent of companies included in this study did not disclose this information. The actual potential dilution for these companies may be higher than the dilution figure listed. *Companies that did not disclose all shares available for issuance are identified with [1] after the company name.*

COMPANIES WITHOUT OPTION PLANS

The following companies have a potential voting dilution level of zero. These companies either reported they had no stock-based plans that would create potential dilution or reserved only non-voting shares under their plans. Some companies have only restricted stock plans, but have not disclosed the current number of shares available for grant.

Companies without option plans

Bangor Hydro-Electric [1]
Brown-Forman [1]
Carolina Power & Light [1]
Comcast [1]
Constellation Energy Group [1]
Fastenal [1]
Heartland Express
Kelly Services
Longs Drug Stores [1]
Longview Fibre
Oshkosh B'Gosh
Protective Life [1]
Puget Sound Energy [1]
Tecumseh Products
Viacom [1]

II. POTENTIAL DILUTION AMONG S&P SUPER 1,500 COMPANIES

DISTRIBUTION OF POTENTIAL DILUTION

In recent years, companies have increasingly utilized equity plans to compensate their executive officers and other employees. As a result, the average potential dilution at S&P 1,500 companies continues to rise both in the aggregate and within each of the three S&P indices. The average potential dilution for companies within the S&P 500 index increased from 11.4 percent in 1999 to 13.1 percent in 2000, while average potential dilution for companies within the S&P MidCap index rose from 12.4 in 1999 to 13.9 in 2000. The average potential dilution of S&P SmallCap companies increased from 16.3 percent in 1999 to 16.8 percent in 2000. Although the average potential dilution of S&P SmallCap companies increased by only 0.5 percentage points during the past year, S&P SmallCap companies still maintain the highest average potential company dilution among the three S&P indices. The average potential dilution of all companies included in the study is 14.6 percent in 2000, up from 13.4 percent in 1999.

Figure 1: Average potential dilution among S&P Indices


20.0
15.0
10.0
5.0
0.0
13.1
11.4
13.9
12.4
11.9
16.8
16.3
15.4
13.8
S&P 500
S&P MidCap
S&P SmallCap
2000
1999
1998
1997

Figure 2 illustrates the probability distribution of total potential company dilution of all S&P Super 1,500 companies included in the study and can be used for benchmarking purposes. At any given dilution level up to 50 percent, Figure 2 identifies the percentage of companies that have that same dilution level or lower. For example, about 80 percent of companies included in the study have dilution of 20 percent or lower.

Figure 2: Probability distribution of total dilution among S&P 1,500 companies


Percent of companies
100%
95%
90%
85%
80%
75%
70%
65%
60%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Total company dilution (%)

HIGHEST LEVELS OF DILUTION

Although about 80 percent of the companies included in the study have potential dilution levels below 20 percent, several companies exceed even a 40 percent dilution threshold. Ten of the 21 companies with dilution levels above 40 percent maintain quasi-evergreen stock plans, which allow the company to reserve a specified percentage of outstanding shares (or a specific number of shares) annually over a specified number of years. IRRC includes the shares that may be added to the plan in the future in its dilution calculation. Therefore, companies that maintain plans with a quasi-evergreen provision tend to have high dilution levels. Table 1 lists the 21 companies in this study that maintain dilution levels of 40 percent or more.

Table 1: Companies with average potential dilution greater than 40 percent

Company	Footnotes*	Total potential dilution of company (%)	S&P Index
Nvidia	[3]	91.7	MidCap
Autodesk	[3]	89.6	S&P 500
McCormick		88.7	MidCap
Citrix Systems	[3][5]	73.0	S&P 500
Maxxam		73.0	MidCap
Gateway	[3][5]	69.9	S&P 500
Triarc	[2]	68.5	SmallCap
Toll Brothers	[3]	57.0	SmallCap
NCR	[3]	54.4	S&P 500
S3	[5]	50.9	SmallCap
Siebel Systems		50.7	MidCap
Syncor International	[5]	48.6	SmallCap
HNC Software	[3][5]	45.3	SmallCap
Acuson	[3]	45.2	MidCap
Remedy	[5]	42.8	SmallCap
Curative Health Services	[5]	42.5	SmallCap
Information Resources		42.3	SmallCap
Jan Bell Marketing		42.3	SmallCap
Hologic	[3]	42.2	SmallCap
Spacelabs Medical		41.1	SmallCap
Legato Systems	[3]	40.3	MidCap

* See Appendix I for definition of footnotes.

Nvidia, a computer software company that designs, develops and markets a family of 3D graphics processors, has the highest dilution level of all companies included in this year's study. Autodesk, a computer software company that supplies computer-aided design automation software, ranked first in the 1999 study, but has moved to number two in 2000. Nvidia's high dilution can be attributed to its two quasi-evergreen stock plans. The company's 1998 Equity Incentive plan provides for an annual increase in shares equal to 5 percent of the company's outstanding shares until 2008. Additionally, the company's Employee Stock Purchase Plan was amended in 1999 to provide for an annual increase of 2 percent of the company's outstanding shares until 2009. In the aggregate, the company may reserve over 16 million additional shares over the seven- and eight-year terms of its two quasi-evergreen plans.

At its annual meeting on May 18, 2000, Citrix Systems sought to add approximately 10 million shares to an existing stock option plan and to adopt a new stock option plan, which would reserve 4 million shares for award. Both plans contain a quasi-evergreen provision that allows the company each year to reserve 5 percent and 0.5 percent of the outstanding shares until 2005 and 2010, respectively. The new shares and the shares that could be added to the plans pursuant to the quasi-evergreen provision doubled Citrix Systems' dilution level. In 1999, Citrix Systems ranked 32

with potential dilution of 36.3 percent. In 2000, the company rose to number four in the overall potential dilution ranking with potential dilution of 73 percent.

Gateway, a direct marketer of personal computers and related products, adopted a new stock option plan at its May 2000 annual meeting that reserved an initial 16 million shares for award. In addition, the plan contained a quasi-evergreen provision that reserves 5 percent of outstanding shares annually over the 10-year life of the plan. Shareholder approval of this stock option plan quadrupled the company's 1999 dilution level of 15.1 percent to 69.9 percent. While in 1999, Gateway was ranked 389 out of 1,175 companies, it is ranked six out of 1,157 companies in 2000.

Companies in the technology economic sector have generally high dilution levels. The average potential dilution of companies in the technology sector is 24.2 percent in 2000, compared to an average of 14.6 percent of all companies included in the study. Out of the 21 companies that have potential dilution of 40 percent or higher, 10 companies are technology companies. On the other hand, companies in the utility sector generally show the lowest levels of dilution. The average potential dilution of companies in the utility sector is 6.0 percent in 2000, compared to the 14.6 percent average potential dilution of all companies included in the study.

SHAREHOLDER OPPOSITION TO HIGH LEVELS OF DILUTION

Companies with high levels of dilution may face stiff opposition from shareholders when seeking approval for stock-based incentive plans. Many institutional investors have guidelines to review or vote against plans when a company's total potential dilution exceeds 10 or 15 percent. Generally, companies with high potential dilution can expect greater opposition when presenting otherwise similar stock plan proposals to shareholders than companies with lower dilution.

In 2000, 337 of the companies included in the study reserved shares under a new employee stock option plan and/or added shares to an existing employee stock option plan, accounting for a total of 344 plans. The average dilution represented by the new shares reserved under the plans is 5.2 percent, down slightly from 5.4 percent in 1999. Table 2 indicates average opposition to the proposals in relation to the potential dilution created by the shares reserved under the proposed plan.

Table 2: Average opposition to stock plan proposals in relation to the plan's potential dilution

Dilution threshold	Number of proposals	Average opposition
0.0% to 4.9%	208	18.9
5.0% to 9.9%	99	21.5
10.0% and higher	30	31.0
All levels	337*	20.7

* Number of proposals for which voting results were available

Stock incentives have become a crucial element in compensation packages at many companies. Stock-based awards are granted to executives, directors, consultants and a growing number of non-executive employees. Many corporations have adopted several incentive plans to accommodate the varying needs of plan participants. As a result, shareholders often must evaluate the total potential dilution of all company plans, since each plan evaluated on its own may create minimal potential dilution.

The correlation between higher levels of dilution and opposition to stock-based plans is illustrated in Table 3. In general, the higher the total potential dilution, the greater the opposition. However, the lowest level of opposition in this group occurred at companies with total potential dilution in the 5 percent to 9.9 percent range. This is the dilution "comfort zone" for most investors.

Table 3: Average opposition to stock plan proposals in relation to the company's total potential dilution

Dilution threshold	Number of proposals	Average opposition
0.0% to 4.9%	17	14.9
5.0% to 9.9%	39	13.2
10.0% to 14.9%	89	16.6
15.0% to 19.9%	85	19.2
20.0% an higher	107	29.0
All levels	337*	20.7

* Number of proposals for which voting results were available.

Many institutional investors apply voting guidelines and vote automatically against stock-based plans when company dilution exceeds 15 percent. Some institutional investors have revised their guidelines and now allow [illegible] the automatic vote against a stock-based plan at a specific dilution level. TIAA-CREF, for example, generally votes against a stock-based plan proposal if the proposed shares would increase total dilution to 15 percent or more. However, the threshold increases to 20 percent for firms at the lower range of market capitalization and to 25 percent in the case of human-capital intensive industries. This shift in voting policies can be demonstrated at the companies included in this study. Shareholder opposition to stock-plan-related proposals is significantly higher when the total company dilution is 20 percent or higher. In 1999 and previous years, the significant difference in voting opposition began at total potential company dilution of 15 percent or higher.

In addition to concerns about excessive dilution levels, shareholders often oppose plans that permit the repricing of underwater options, the granting of options with a discount to the fair market value of the underlying stock on the date of grant and other contentious plan provisions. Shareholders also consider company performance when making voting decisions on stock-plan related proposals and are more likely to vote against a proposal if the company has been lacking good performance.

Shareholder scrutiny of stock-based compensation plans has led to increased opposition to stock plans in recent years. In some cases shareholders have even rejected plans. Of the companies included in the study, only one stock plan related proposal did not pass in 2000. At its annual meeting in March 2000, Synopsis sought to add a quasi-evergreen feature under its 1992 Stock Option Plan. In 1997, 1998 and 1999, the plan reserved 5 percent of outstanding shares each year. With the proposal submitted at the 2000 annual meeting, the company asked shareholder approval for a quasi-evergreen provision under the stock plan that would reserve 1 million shares each year in 2000, 2001 and 2002. Shareholders rejected the proposal with 60.4 percent of votes cast against.

Table 4 identifies 25 companies that had stock option plan proposals up for a vote in 2000 that received at least 40 percent "no" votes. The high level of opposition to these proposals can be attributed, at least in part, to shareholder concern about excessive levels of dilution: 14 of the companies had total potential dilution in excess of 20 percent.

Table 4: Stock plan proposals that received at least 40 percent "no" votes

Company name	Potential dilution from proposal (%)	Total potential dilution from all plans (%)	Votes against (%)	Passed?
Synopsys	4.3	33.7*	60.4	no
Novellus Systems	4.8	20.5	49.7	yes
Citrix Systems	7.2	73.0	49.3	yes
HNC Software	7.0	45.3	49.0	yes
Progress Software	7.0	39.9	48.3	yes
Altera	2.0	15.4	48.0	yes
Grace (W.R.)	11.9	31.1	48.0	yes
[illegible]	[illegible]	[illegible]	[illegible]	yes
Silicon Valley Bancshares	4.8	17.8	47.1	yes
Analog Devices	9.7	28.8	46.3	yes
Citrix Systems	5.4	73.0	45.4	yes
Quiksilver	2.2	17.5	45.2	yes
Phillips-Van Heusen	11.0	24.1	45.1	yes
Burr-Brown	17.9	35.8	44.9	yes
Cygnus	7.8	30.4	44.7	yes
QRS	5.6	24.7	44.6	yes
Xircom	4.8	28.5	43.5	yes
Sybase	3.3	30.3	43.4	yes
Remedy	4.8	42.8	43.1	yes
IDEC Pharmaceuticals	3.9	23.0	42.8	yes
BMC Industries	7.3	17.4	42.5	yes
Acuson	10.9	45.2	42.2	yes
Nature's Sunshine Products	14.7	25.2	42.0	yes
Newfield Exploration	4.8	13.7	41.9	yes
Commerce Bancorp	16.3	34.0	41.5	yes

Company name	Potential dilution from proposal (%)	Total potential dilution from all plans (%)	Votes against (%)	Passed?
Kmart	5.0	13.2	41.5	yes
Bindley Western Industries	8.8	32.9	40.9	yes
Coachmen Industries	6.4	14.3	40.8	yes
Associated First Capital	8.0	12.1	40.7	yes
Stone Energy	6.5	12.9	40.4	yes
Syncor International	17.0	48.6	40.2	yes
Filenet	4.0	27.7	40.1	yes

* The total potential dilution indicates what the dilution level would have been for the company had the plan been approved by shareholders. As the plan failed, the company's potential dilution level is lower than here indicated; therefore, the dilution levels indicated in Table 4 will not match the level throughout the study.

OPTIONS GRANTED TO EXECUTIVE OFFICERS AND EMPLOYEES

Companies, and especially cash-poor companies like the dot-coms and smaller cap companies, heavily rely on stock option grants to reward their key employees for performance and the services they render to the company. Consequently, these companies commonly have high dilution levels, and make option grants that create the highest levels of dilution. Seventeen out of the 24 companies that granted options creating 10 percent or more dilution within the last year are companies in the technology economic sector, and 13 are S&P SmallCap companies. Similarly, out of the 17 companies that granted options in the last three years that created an aggregate of 30 percent or more potential dilution, 13 are in the technology economic sector, 11 are S&P SmallCap companies, while none are in the S&P 500 index.

Table 5 shows the average and median potential dilution created by options granted in the last year (the "run rate") and during the last three years within each of the S&P indices. The *average* annual run rate for the last three years is 1.8 percent for S&P 500 companies, 2.2 percent for S&P MidCap companies, and 2.9 percent for S&P SmallCap companies. Table 6 lists companies that granted options in the last year that created 10 percent or more dilution. Table 7 lists companies that granted options within the last three years that in the aggregate created 30 percent or more dilution.

Table 5: Average and median dilution created by options granted in the last year and the last three years

	Dilution created by options granted in the last year		Dilution created by options granted in the last three years	
	Average	Median	Average	Median
S&P 500	1.9	1.5	5.3	4.1
S&P MidCap	2.4	1.6	6.5	4.3
S&P SmallCap	3.0	2.3	8.8	6.8
S&P 1,500	2.4	1.8	6.9	5.0

Table 6: Companies granting options in the last year that created 10 percent or more dilution

Company	Potential dilution created by all options granted in last year
McCormick	17.5%
Nature's Sunshine Products	17.3%
RSA Security	16.7%
Komag	15.1%
HNC Software	14.5%
Cambridge Technology Partners	13.6%
Siebel Systems	13.3%
Networks Associates	12.2%
Epicor Software	12.0%
Picturetel	11.7%
Citrix Systems	11.5%
Standard Microsystems	11.2%
Warnaco Group	11.2%
Triarc	11.1%
CH Energy	10.9%
Peoplesoft	10.8%
Remedy	10.8%
Nvidia	10.5%
Aspect Communications	10.4%
Cadence Design Systems	10.3%
Autodesk	10.3%
Gartner Group	10.1%
Franklin Covey	10.0%
Pediatrix Medical	10.0%

Table 7: Companies granting options in the last three years that in the aggregate created more than 30 percent dilution

Company	Potential dilution created by all options granted in last three years
Lone Star Steakhouse Saloon	54.8%
RSA Security	45.7%
McCormick	44.9%
Remedy	43.2%
Cambridge Technology Partners	43.0%
Komag	38.5%
Epicor Software	37.6%
Read-Rite	35.9%
HNC Software	35.2%
Siebel Systems	33.5%
Sybase	33.2%
Nvidia	32.9%
CH Energy	32.6%
S3	32.3%
Avid Technology	31.5%
Spacelabs Medical	31.4%
Picturetel	31.2%

V. NON-SHAREHOLDER APPROVED STOCK PLANS

Companies listed on a major U.S. securities market are generally required to receive shareholder approval for any stock-based compensation plan for officers and directors. The shareholder approval requirement is subject to certain exceptions including a long-standing exception for "broadly-based" plans. Under a broadly-based plan, the majority of participants are non-officer employees. These plans haave been exempt from shareholder approval, as concerns regarding the preferential treatment of officers and directors is mitigated if the plan is available to a broad group of employees.

In recent years, the NYSE has advocated more self-regulation in regard to broad-based stock plans. Several factors led the NYSE to revise its shareholder approval requirements of stock-based plans in 1997. In the fall of 1996, the Securities and Exchange Commission (SEC) relaxed its rules on shareholder approval for exemptions of transactions under Rule 16b-3 (regarding short-swing profits of "insiders"). In addition, while companies increasingly utilized equity awards in their compensation packages, the scrutiny by institutional investors of these practices increased. In December 1997, the NYSE proposed a revised policy, which was approved by the SEC in April 1998 ("1998 rule"). Subsequently to the SEC approval, the revised policy stirred concerns among institutional investors regarding the definition of a "broadly-based plan."

A NYSE Task Force, which was established to review comments on the 1998 rule, developed an Interim Rule, which was approved by the SEC on a pilot basis in September 2000. The Interim Rule focused on broad-based plans, providing for a definition of such plans. For a stock plan to be exempt from shareholder approval, it must comply with the following standards: at least a majority of the full-time U.S. employees must be eligible to receive awards under the plan; and at least a majority of the shares granted under the plan within the first three years must be awarded to non-officer employees

More recently, the Task Force has changed its focus to consider maximum dilution levels in determining shareholder approval exemptions for stock-based plans. The new proposed ruling that resulted from the NYSE's consideration of maximum dilution is based on a different premise and somewhat different structure than the Interim Rule (regarding broad-based plans). The currently Proposed Rule sets the premise that essentially all stock-based plans require shareholder approval. However, to give companies flexibility in creating compensation arrangements, the NYSE Task Force determined that a company may reserve shares under non-shareholder approved plans for up to 10 percent of the shares reserved under shareholder approved plans.

In a November 2000 speech before the Securities Industry Association, SEC chairman Arthur Levitt urged the Nasdaq to adopt listing standards that would require shareholder approval for all option plans and consider applying a dilution standard similar to the proposed NYSE rules. Nasdaq consequently began soliciting comments on stock option proposals and the proposed NYSE rule and is accepting comments until Feb. 5, 2001.

In addition to the broad-based rule, there are other stock exchange rules in place that, if met, free a company from obtaining shareholder approval for a stock plan. Companies listed on the Nasdaq, for example, don't need shareholder approval if the plan or compensation arrangement reserves the lesser of 1 percent of outstanding shares, 1 percent of total voting power, or 25,000 shares. Companies that are listed on the American Stock Exchange (AMEX) don't need shareholder approval for a plan or compensation arrangement if the number of shares authorized does not exceed 5 percent of outstanding shares in any one year and does not exceed 10 percent over a five-year period.

Currently, companies are not required to provide comprehensive disclosure of non-shareholder approved plans. As a result, it is difficult to obtain information on broad-based plans. The following companies have stock option plans in place that were not approved by shareholders.

Table 11: Companies with non-shareholder approved stock plans

Companies with non-shareholder approved stock plans

Company	Plan description
Advanced Micro Devices	Under the 1998 Stock Incentive Plan, nonqualified stock options may be granted only to full or part-time employees, officers, consultants and advisors. Restricted stock awards may be granted only to employees that are not officers or directors. No more than 45 percent of the options granted may be to officers and directors, and employees other than officers and directors must receive more than 50 percent of the shares available for grant under the plan.
Apria Healthcare Group	Under the 1998 Nonqualified Stock Incentive Plan, directors and employees are eligible to receive awards. The plan reserves 1 percent of the company's outstanding shares for award each year until the plan terminates in December 2008.
[illegible]	[illegible] the Take Ownership [illegible] Program, which covers all employees below a specified executive grade level, employees are eligible to receive an award of a predetermined number of stock options. Options will be granted on the first business day of 1999, 2000 and 2001.
Bristol-Myers Squibb	In 1995, the company implemented a global stock option grant under the TeamShare Stock Option Plan to employees who met certain service requirements and were not key executives. In 1996, the company expanded the plan to include those employees hired after the first grant. In 1998, the company implemented the TeamShare II Stock Option Plan.
BroadWing	In January 1999, the company granted stock options to each of its employees. Stock option grant recipients remaining with the company until January 4, 2002, can exercise their options. The plan includes a provision for option grants to future employees.
Cendant	The 1999 Broad-Based Employee Stock Option Plan authorizes the granting of nonqualified stock options to officers, all employees and independent contractors.
Chase Manhattan	Under the Value Sharing Plan, the company granted options to all full-time and part-time employees in 1996, 1997 and in December 1998. The options become exercisable after six years, or earlier if Chase's stock price reaches and sustains target prices for a minimum period.
Dell Computer	The 1998 Broad Based Stock Option Plan provides for the award of nonqualified stock options to non-executive employees.
Diebold	Under the 1997 Milestone Stock Option Plan, options for 100 common shares

Companies with non-shareholder approved stock plans

Company	Plan description
	were granted to all eligible salaried and hourly employees. The plan terminates in 2002.
Dime Bancorp	Under the Pride Shares Program, an option grant was made to each eligible full-time employee and part-time employee in 1997, 1998 and 1999. Options vest at the earlier of five years after the date of grant or the date that the company's stock price reaches a specified target price. The company also has a 1997 Stock Incentive Plan under which all employees, excluding certain officers, are eligible to receive options to purchase common stock. Few shares remain available for award under this plan.
Ikon Office Solutions	In October 1999, the board adopted the broad-based 2000 Employee Plan, under which executive officers and directors are not eligible to participate.
Ivax	The 1997 Employee Stock Option Plan permits the issuance of stock options to employees and consultants.
Kerr-McGee	In January 1998, the board approved a broad-based stock option plan that provides for the granting of options to all full-time employees, except officers.
Kinder Morgan	In October 1999, the board approved the creation of a broadly based non-qualified stock option plan. Under the plan, options may be granted to individuals who are regular full-time employees, including officers and directors who are employees. In October 1999, grants totaling 4.6 million stock options were awarded.
Lilly (Eli)	In July 1999, the company issued its third grant under the GlobalShares program. Essentially all employees were given an option to buy 100 shares of the company's stock. Options to purchase approximately 2.8 million shares were granted as part of the program.
LSI Logic	In August 1999, the board approved the 1999 Nonstatutory Stock Option Plan. Under the terms of the plan, the company may grant stock options to its employees, excluding officers.
Lucent Technologies	Lucent awards stock options to employees below executive levels under the 1997 Long-Term Incentive Plan. The company has also made broad-based grants under the Founders Grant Stock Option Plan and the 1998 Global Stock Option Plan.
Mattel	In November 1999, the board approved the 1999 Stock Option Plan. Under this [illegible] stock awards may be granted to key employees who are not officers, directors or consultants of Mattel. Grants made to individual participants cannot exceed 1 million shares in any single calendar year.
Navistar International	The 1998 Supplemental Stock Plan provides for the issuance of stock options and restricted stock to employees. Only treasury shares may be reserved under the plan, which terminates in December 2003.
Network Associates	In December 1999, the board approved the 2000 Nonstatutory Stock Option Plan. The company may grant stock options to employees, officers, directors, third-party contracts and consultants. As of Dec. 31, 1999, no options had been granted from this plan.
Newport News Shipbuilding	Any employee may receive an award of restricted stock, performance shares or stock options under the 1998 Stock Incentive Plan.
Norfolk Southern	Under the board-approved Thoroughbred Stock Option Plan (TSOP), the committee may grant stock options up to a maximum of 6 million shares of common stock.
North Fork Bancorporation	Nonqualified stock options or shares of restricted stock may be granted to senior executives and to a broad selection of junior level employees under the 1998 Stock Compensation Plan. The total number of shares authorized for award represents slightly more than 1 percent of the company's outstanding shares. No executive may receive shares exceeding 1 percent of the company's outstanding shares on the date the plan was adopted.

Companies with non-shareholder approved stock plans

Company	Plan description
Omnicare	Under the 1998 Long-Term Employee Incentive Plan, the company may grant nonqualified options, stock awards and stock appreciation rights to employees, excluding officers and directors.
Orbital Sciences	The company's 1997 Stock Option and Incentive Plan provides for awards of incentive or non-qualified stock options and shares of restricted stock to employees, directors, consultants and advisors. Although the plan was originally approved by shareholders, in January 1999, the board approved an amendment to the 1997 Plan to increase the number of shares available for option grants by 1.8 million without shareholder approval.
Organogenesis	In March 1999, the board adopted the 1999 Nonqualified Stock Option Plan. Under the 1999 Plan, the company may grant non-qualified stock options to officers, directors and consultants.
Peco Energy	In 1998, the company initiated a broad-based incentive program, the 1998 Stock Option Plan, providing for option awards to employees who have received a performance rating of "satisfactory" or higher as of their most recent performance evaluation or to newly hired employees. Employees who are eligible to participate in the company's Management Incentive Compensation Plan are not eligible under the 1998 plan.
Priority Healthcare	In September 1998, the Board of Directors of the Company approved the adoption of the Broad Based Stock Option Plan. Under this plan, no plan participant may receive more than 40,000 shares per calendar year.
Protein Design Labs	In April 1999, the board adopted the 1999 Nonstatutory Stock Option Plan. Under the plan, the company granted supplemental options to employees, excluding officers and directors.
Read-Rite	In February 1998, the board approved the 1998 Non-Statutory Stock Option Plan Employees other than executive officers are eligible for awards. Upon joining the company, an individual's initial option grant is based on the individual's responsibilities, position and upon information provided by the company's compensation consultant.
Reynolds & Reynolds	Under the 1996 Shares Plan, the board may award options to any full-time and [illegible]-eligible part-time [illegible] not eligible to receive a grant under any other stock option plan maintained by the company.
Russell	In January 2000, the board adopted the 2000 Stock Option Plan that gives the committee broad discretion to grant awards to any employee, including officers. The company reserved 1.5 million treasury shares for award under the plan.
Sanmina	The 1996 Supplemental Stock Option Plan permits the grant of non-statutory stock options to employees and consultants. Executive officers and directors may not be granted options under the supplemental plan.
SLM Holdings	The board authorized the grant of options for up to 5.5 million shares of common stock under the Employee Stock Option Plan, of which there is remaining authority of 1 million shares at Dec. 31, 1999. Stock options were granted under this plan to all non-officer employees of the company.
Sonoco Products	On Dec. 31, 1998, the company granted one-time stock options to all of its employees. The plan has a six-year term to provide employees with incentive-based compensation based upon the company's sustained financial performance.
Southwest Airlines	Under the 1995 Southwest Airlines Pilots' Association Non-Qualified Stock Option Plan, the company may grant options to pilots for up to 60.8 million shares of common stock. An initial grant of approximately 49.2 million shares was made in January 1995, at an option price exceeding the market price of the company's stock on that date. On September 1 of each year, additional options will be granted to pilots who become eligible during that year at 105 percent of fair market value.

Companies with non-shareholder approved stock plans

Company	Plan description
Southwest Airlines	Under the 1998 Southwest Airlines Employee Association Non-Qualified Stock Option Plan, the company may grant options to dispatchers for up to 1.6 million shares of common stock. An initial grant of 1.1 million shares was made in September 1998, at an option price exceeding the market price of the company's stock on that date. On December 1 of each year through 2008, additional options will be granted to dispatchers who become eligible during that year at 105 percent of fair market value.
	Under the 1999 Southwest Airlines Professional Instructors' Association Non-Qualified Stock Option Plan, the company may grant options to professional instructors for up to 525,000 shares of common stock. An initial grant of approximately 229,500 shares was made in May 1999, at an option price exceeding the market price of the company's stock on that date. On January 1 of each year, additional options will be granted to professional instructors who become eligible during that year at 105 percent of fair market value.
Stillwater Mining	In January 1998, the board adopted the General Employee Stock Plan for non-executive officers. During 1999, stock options for 195,750 shares were granted to non-executive officer employees.
Synopsys	Under the Non-Statutory Stock Option Plan, the company may grant options to employees, excluding officers and directors.
Tandy	The 1999 Incentive Stock Plan provides for non-qualified stock options and stock appreciation rights to over 75 percent of the full time exempt employees.
Tetra Technologies	The 1996 Stock Option Plan for Nonexecutive Employees and Consultants is designed to award incentive stock options to non-executive employees and consultants.
Tyco International	In October 1998, the board approved the Long-Term Incentive Plan II for non-officer employees with terms and conditions similar to the Incentive Plan.
Union Planters	In October 1998, the board adopted the 1998 Stock Incentive Plan for Officers and Employees. Under the plan, the company may grant nonstatutory stock options to all officers and employees, excluding executive officers.
US Airways Group	The 1998 Pilot Stock Option Plan authorizes the grant of stock option awards to [illegible]
Valence Technologies	Under the 1997 Non-Officer Stock Option Plan, the company may grant options to non-officer employees and consultants.
Warnaco Group	In 1997, the board adopted the 1997 Stock Option Plan, which provides for the issuance of incentive and non-qualified stock options and restricted stock up to the number of shares of common stock held in treasury.
Washington Mutual	In September 1997, the board adopted a broad-based stock option plan called "WAMU Shares" providing for an award of nonqualified stock options to all employees who were employed at that time. Under WAMU Shares II, the company awarded nonqualified stock options to all eligible employees who were employed on Jan. 4, 1999. The chairman, president, CEO, executive vice presidents, senior vice presidents or first vice presidents are not eligible for awards under the plans.
Waste Management	In February 2000, the board adopted the 2000 Broad-Based Employee Plan, which provides for the same types of awards as the 1993 Stock Incentive Plan and the 2000 Stock Incentive Plan. Only employees who are not officers are eligible for awards under the plan.
Wells Fargo	The Best Practices PartnerShares Plan covers full- and part-time employees who are not participants in the company's long-term incentive plans. Executives and directors are not eligible for awards.
Wendy's International	In 1990, the board adopted the WeShare Stock Option Plan, a non-qualified stock option plan to provide for grants of options eqial to 10 percent of each eligible

Companies with non-shareholder approved stock plans

Company	Plan description
	employee's earnings annually.
Whirlpool	The PartnerShare plan authorizes the grant of a fixed number of stock options to all full-time employees.
Zions Bancorporation	The 1998 Non-Qualified Stock Option and Incentive Plan provides for option awards to employees who have been employed for at least one full year prior to the date of grant and work at least 20 hours per week. Executive officers and directors are not eligible to receive any grants under the plan.

Company News On Call

FEI Backs Shareholder Vote Requirement for Stock Option Plans; New Rules Would Codify Existing Best Practice of Many Companies

financial executives international

FINANCIAL EXECUTIVES INTERNATIONAL LOGO
Financial Executives International logo. (PRNewsFoto)
[PM]
MORRISTOWN, NJ USA 12/22/2000

MORRISTOWN, N.J., Dec. 19 /PRNewswire/ -- Financial Executives International (FEI), in letters sent today to the New York Stock Exchange (NYSE) and Nasdaq, voiced strong support for a proposed rule change that would require listed companies to get prior shareholder approval for nearly all employee stock option plans.

(Logo: **http://www.newscom.com/cgi-bin/prnh/20001222/FEILOGO**)

Present rules at both exchanges require a shareholder vote before options can be granted to directors and officers to provide shareholder voice where there is potential for self-dealing, but exempt broad-based options plans where the majority of employees qualify. The proposed revision would eliminate the broad-based exemption, requiring shareholder approval for all plans, with the exception of a limited "basket" of options available for new employees and in connection with acquisitions. NYSE and Nasdaq have solicited industry reaction to the rule change proposal.

"We firmly believe that the matter of employee stock option issuance is a corporate governance matter and that it is 'best practice' to obtain shareholder approval of all such plans," states the letter signed by Philip D. Ameen, chair of FEI's Committee on Corporate Reporting and vice president and comptroller of General Electric.

Stock option-based compensation is commonly seen as aligning employees' interests with those of long-term shareholders. However, granting new options has the potential to dilute outstanding shares. Therefore, as employee option plans have come more widely into use, increasing by ten times over the past decade, many investors have lobbied for the right to approve these plans.

"We believe investors should have the right to consider a stock option plan's potential employee retention and motivational benefits against its potential dilutive effect," said David A. Young, FEI national chair and chief financial officer of Adaptec, Inc.

A full copy of FEI's letter can be found at **http://www.fei.org/finrep/letters/cl-12_01.pdf**

Financial Executives International (FEI) is the leading advocate for the views of corporate financial management. Its 15,000 members hold policy-making positions as chief financial officers, treasurers, and controllers. FEI enhances member professional development through peer networking, career planning services, conferences, publications, and special reports and research. Members participate in the activities of 86 chapters, 75 of which are in the United States and 11 in Canada. For more information about FEI, visit **http://www.fei.org**.

Click here

SOURCE Financial Executives International
Web Site: ***http://www.fei.org***
Photo Notes: ***http://www.newscom.com/cgi-bin/prnh/20001222/FEILOGO***
Company News On Call: Company News On-Call:
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NYSE-11

SEC Today

Daily coverage of the Securities & Exchange Commission, current filings, and the SEC News Digest

Wednesday, September 27, 2000 Volume 2000-186

RECEIVED
OCT 0 3 2000
PETER C. CLAPMAN

Commenters Question NYSE's Resolve Regarding Broad-Based Stock Option Plans

Eighteen comment letters have been submitted in response to the NYSE's request for a three-year extension to its pilot on broad-based stock option plans, and all 18 oppose the extension. The most generous of the commenters is willing to give the NYSE one year to resolve the remaining issues, but most demanded that the NYSE adopt a dilution standard in one month or at least in time for the 2001 proxy season. The commenters uniformly urged the SEC to adopt disclosure rules as well so that shareholders will be aware of the dilutive nature of stock option plans.

A number of the commenters questioned whether the NYSE is committed to reaching an agreement with the other exchanges on a dilution standard. An NYSE task force developed standards for shareholder approval based on the dilutive effects of stock option plans, which the NYSE approved. The task force also recommended that comparable diluton standards should be adopted by all major listing markets. Schulte, Roth & Zabel LLP, writing on behalf of the Longview Funds of the Amalgamated Bank of New York, is aware of only one meeting between the NYSE and Nasdaq/Amex on the issue of a dilution-based standard.

TIAA-CREF, which served on the NYSE's shareholder approval policy task force, was one of two commenters willing to support a one-year extension of the pilot. The extension is necessary due to Nasdaq's lack of a response to the NYSE's dilution initiative, in TIAA-CREF's view. However, TIAA-CREF said there is no justifiable policy reason why the SEC and the other exchanges cannot reach a permanent solution based on the dilution recommendations already reached by the NYSE.

The American Federation of State, County and Municipal Employees said that if the SEC is inclined to grant the NYSE's request for an extension of the pilot, it should be no more than one year. A year is ample time to determine whether an agreement between the NYSE and Nasdaq is likely to be obtained, according to AFSCME. Meanwhile, the SEC should propose enhanced disclosure requirements to ensure that investors can adequately monitor stock option plans.

The executive director of Florida's State Board of Administration also served on the NYSE shareholder approval policy task force. He concluded that it is time for the NYSE to adopt a dilution-based standard and that its adoption should no longer hinge on approval of a similar rule by Nasdaq/Amex.

The State of Wisconsin Investment Board wrote that new stock option plan disclosures are necessary. "Given the comprehensive reporting scheme contemplated by our securities laws, we think it is unfortunate that companies can avoid meaningful disclosure of stock option matters to their shareholders," SWIB wrote.

The Corporate Library suggested that, if the NYSE cannot resolve the matter in

time for the next proxy season, the SEC should institute its own rulemaking. The director of New Jersey's Division of Investment had another solution. If no agreement is reached within months, shareholders should be permitted to approve all stock option plans. If permitted to vote on all stock option plans, the director wrote, shareholders could determine their own threshold for dilution on a case-by-case basis.

Securities Act Registrations

The following registration statements have been filed with the SEC under the Securities Act of 1933. Each entry includes the form; registration number; name of issuer; date filed; description of business (or, for Forms S-8, description of plan); address; telephone number; whether the registration is new issue or shelf registration (Y=Yes, N=No); type, number and value of securities registered; issuer's counsel; managing underwriter; and underwriter's counsel. An asterisk (*) after a Y indicates that the registration is for an initial public offering. The underwriter and underwriter's counsel will be listed only when named in the registration.

(F-4) 333-12554 **Asia Pulp & Paper Co., Ltd.** 09/18/00
exchange offer
118 Pioneer Rd., Singapore, 639598
(65-)77-6118 NEW ISSUE: Y SHELF: N
notes/1,183,480,000/$1,183,480,000
sr. unsecured floating rate notes/
472,000,000/$472,000,000
Issuer's Counsel: Winthrop Stimson
Underwriter: J.P. Morgan & Co. (dealer manager)
Underwriter's Counsel: Davis Polk

(S-3) 333-46578 **SangStat Medical Corp.** 09/25/00
organ transport therapeutic & monitoring products
6300 Dumbarton Circle, Fremont, CA 94555
(510)789-4300 NEW ISSUE: Y SHELF: Y
common/500,773/$7,567,931
Issuer's Counsel: Sullivan Cromwell

(S-3) 333-46580 **Nuevo Energy Co.** 09/26/00
onshore & offshore oil & gas property development
1021 Main, #2100, Houston, TX 77002
(713)652-0706 NEW ISSUE: Y SHELF: Y
common, preferred, debt securities & warrants/—
$500,000,000
Issuer's Counsel: Haynes Boone

(S-1) 333-46582 **EarthWatch, Inc.** 09/26/00
provider of satellite imagery technology & services
1900 Pike Rd., Longmont, CO 80501
(303)682-3800 NEW ISSUE: Y SHELF: Y
sr. notes/72,000,000/$72,000,000
Issuer's Counsel: Baker McKenzie

(S-8) 333-46584 **Applied Micro Circuits Corp.** 09/26/00
SiLutia, Inc. stock option plan
6290 Sequence Dr., San Diego, CA 92121
(858)450-9333 NEW ISSUE: N SHELF: N
common/34,575/$494,692
Issuer's Counsel: Cooley Godward

(S-3) 333-46586 **Applied Micro Circuits Corp.** 09/26/00
high-bandwidth communications products
6290 Sequence Dr., San Diego, CA 92121
(858)450-9333 NEW ISSUE: N SHELF: Y
common/85,644/$15,865,551
Issuer's Counsel: Cooley Godward

(S-8) 333-46588 **Washington Federal, Inc.** 09/26/00
profit sharing retirement & employee stock ownership
425 Pike St., Seattle, WA 98101
(206)624-7930 NEW ISSUE: N SHELF: N
common & interests/300,000/$6,723,000
Issuer's Counsel: Elias Matz

(S-8) 333-46590 **First M&F Corp.** 09/26/00
stock option plan
221 E. Washington St., Kosciusko, MS 39090-3745
(662)289-5121 NEW ISSUE: N SHELF: N
common/300,000/$5,550,000
Issuer's Counsel: Watkins Ludlam

(SB-2) 333-46592 **SonicSave.com Corp.** 09/26/00
online merchant & consumer buyers club
1330 Beacon St., #268, Brookline, MA 02446
(617)734-7771 NEW ISSUE: Y* SHELF: N
common/15,000,000/$75,000,000
Issuer's Counsel: Phillips Nizer

(N-4) 333-46594 **Separate Account VA I** 09/26/00
flexible premium variable annuity policies
4333 Edgewood Rd., N.E., Cedar Rapids, IA 52499-0001
(319)297-8468 NEW ISSUE: Y SHELF: N
annuity policies/indefinite/—
Issuer's Counsel: Sutherland Asbill
Underwriter: PFL Life Insurance Co. (depositor)

(S-8) 333-46596 **PlanetGood Technologies, Inc.** 09/26/00
consulting agreement
7202 E. 87th St., #109, Indianapolis, IN 46256
(317)806-3000 NEW ISSUE: N SHELF: N
common/350,000/$623,437
Issuer's Counsel: Leagre Chandler

(S-8) 333-46598 **KLA-Tencor Corp.** 09/26/00
401(k) plan
160 Rio Robles, San Jose, CA 95134
(408)875-3000 NEW ISSUE: N SHELF: N
common & interests/500,000/$21,750,000
Issuer's Counsel: Wilson Sonsini

Redesigning *Options*

ONE SIZE DOESN'T FIT ALL



ropelled during the past 15 years by the corporate governance drive to align executive and shareholder interests, stock options have evolved into the key component of executive pay. The surge has been further fueled by options' three-fold advantage to the corporation – and has resulted in its being deemed "cheap pay":

- ▶ First, favorable accounting treatment that imposes no charge to corporate earnings, other than potential earnings-per-share dilution
- ▶ Second, the income tax deductibility of option gains as performance-based pay under Internal Revenue Code Section 162(m)
- ▶ Lastly, a bullish stock market that has practically guaranteed gains for many options recipients.

Option participation, as well as grant size, has skyrocketed accordingly. In 1998, chief executive officers (CEOs) at 55 percent of the top 200 U.S. corporations received stock options with grant values of more than $10 million, or about $3.3 million using the common Black-Scholes methodology, which takes into account variables such as stock price volatility and option length. That is double the number of such grants just two years earlier, suggesting that "mega grants" are now more the norm than the exception. Moreover, two-thirds of these corporations are said to have extended options lower down into their organizations.

> Options are less the [illegible] of executive compensation than its black sheep.

But in the eyes of many, options are less the golden boy of executive compensation than its black sheep. The percentage of total remuneration derived from option grants continues to climb (see Figure 1 on page 42), and with average total remuneration for America's top 200 CEOs estimated in the range of $9.4 to $10.1 million in 1999 (including the Black-Scholes value of options), there is a growing perception that the executives of many corporations with mediocre records are reaping outsized gains from inflated stock prices.

With the 2000 U.S. presidential election campaign shifting into high gear, politicians can again be expected to attack executive compensation, especially options. The AFL-CIO has already made executive pay a wedge issue in its unionization efforts. More than 1 million visitors to its "Pay Watch" Web site have been invited to calculate precisely how many years they'd have to toil in order to match a CEO's annual paycheck.

Investors are now starting to speak out, along with the usual governance activists and the media. Currently, a record 13.7 percent of shares outstanding at the average Fortune 200 company are reserved for stock grants, and the attendant large overhang (the dilution that would occur if all outstanding options were exercised) is prompting watchdog



Soaring stock options have prompted a re-evaluation of "**cheap pay**" by companies, shareholders and watchdog organizations. Striking a **balance** between stock-based rewards and long-term business performance requires innovative techniques in today's corporate environment.

By Steven E. Hall, Pearl Meyer & Partners Inc.

Illustration: © Wei Yan/Masterfile

advisory services to recommend negative votes on stock plan proposals. Institutional Shareholder Services recommended "no" votes on a record 55 percent of stock plan proposals during the 1999 proxy season, citing concern about dilution in nearly half those cases. Overall, it is becoming increasingly difficult for companies to secure the positive voting recommendations and large positive votes of yesteryear on option plans. Such votes will become more and more critical if, as threatened, the New York Stock Exchange (NYSE) and Securities and Exchange Commission (SEC) tighten up on the use of non-shareholder-approved stock grants.

On the other side of the ledger, a number of well-run companies whose shares aren't in vogue or that recently disappointed analysts find their options out of the money. In contrast to the technology-driven National Securities Dealers (NASDAQ) exchange, where two-thirds of the listed companies' stock prices advanced during 1999, approximately 60 percent of securities on both the American Stock Exchange (AMEX) and NYSE declined in price last year. The quick-fix approach of repricing underwater options (i.e., canceling and reissuing options or lowering the current exercise price on outstanding options where the underlying stock price has fallen below the option exercise price) is no longer viable, given both the Financial Accounting Standards Board's (FASB) determination to require companies to take a variable charge to earnings for repriced options and the overall negative reaction to repricings.

In a recent survey conducted by Pearl Meyer & Partners Inc., top mutual fund managers generally frowned on the practice of repricing. Several major corporations already have reacted by inserting provisions in their stock plans prohibiting repricing or requiring prior shareholder approval. At the same time, there is a growing realization that option grants tend to be undervalued (or overvalued, in the case of companies with high price volatility) using the widely accepted Black-Scholes methodology, which was designed to measure publicly traded, short-term options, rather than five-to-10-year non-traded employee options.

Reinventing the Standard Option

Given the growing chorus of criticism, it is not surprising that the very viability of the traditional 10-year option at fair market value is being called into question. A few observers propose completely replacing options with full-value grants, which offer the advantage of providing executives with an immediate ownership stake in the business, but with the downside of appearing to be a "free lunch" and entailing charges to earnings.

However, the reality is that stock options are not on their way out, but rather that the one-size-fits-all stock option is out of sync with today's corporate environment. The almost universal 10-year, nonqualified fair market option

was designed for stable, rust-belt companies in the bygone era of the career employee. Instead, today a flood of venture capital has spawned a whole new economy in which highly mobile executives are continually on the lookout for new opportunities and challenges, often in unrelated and unproven businesses.

Like any business tool, incentives – including stock options – need to be tailored today to each company's situation to remain effective. Considerations should include:

- ▶ Company's industry and competitive standing
- ▶ Business cycle, strategy and long- and short-term objectives
- ▶ Human resources policies, culture and values
- ▶ Compensation positioning and structure
- ▶ Current price/earnings ratio and future prospects
- ▶ Marketplace conditions for needed talent.

Specifically, companies need to customize the option vehicle in recruiting, retaining and motivating executive talent, with the ultimate goal of creating real shareholder value in a fair and appropriate manner. To illustrate, it is questionable whether the standard option term, which provides a 10-year "call" on the stock at a price fixed today, is appropriate for e-commerce, startup or high-growth enterprises. That fast-changing environment, along with the Peter Principle and stock-price volatility, argue strongly for a shortened exercise period, perhaps five rather than 10 years. However, a mature cash cow with high yield and low appreciation potential could consider granting longer-term fair market value options, along with dividend equivalents, to appropriately reward total shareholder return.

Black-Scholes Value of CEO Option Grants as a Percentage of Total Remuneration



60%
45%
30%
15%
0%
46%

Figure 1

Source: Pearl Meyer & Partners Inc.

The use of designer options, whose value is predicated on more than an absolute increase in stock price, has recently accelerated. Nearly 35 percent of the top 200 companies have utilized such customized options within the last several years, often in connection with mega- or multiyear grants. (See Figure 2 on page 43.)

Index options, which are geared to Standard & Poor's 500 index, a peer group or a hurdle rate such as U.S. Government Treasury bills, have been forcefully advocated by some theoreticians, but are not currently utilized by the major corporations. Besides variable accounting treatment, an inherent disadvantage is that half of all indexed options will be underwater and half above market at any given time. Because indexed option grants generally are far larger due to higher risk, they also carry the potential for excessive dilution.

Choosing a peer group or other measure and appropriate relative positioning for indexed options can be difficult as well. In practice, index options may result in disproportionate payouts for mediocre or poor performance relative to past results or current potential because a company has equaled the performance of its selected peers. For example, the compensation committee of one major corporation rebelled at the prospect of paying rich rewards to its top executives after the company's stock price declined 10 percent below its starting price. Why were such rewards even possible? Because the stock of the indexed peer group plummeted an even worse 12 percent. Unwilling to exacerbate the loss to shareholders, the committee refused to pay out on the plan.

A more recent innovation in design is the truncated option, which may be granted at fair market value or a premium price, with or without performance goals, for the standard 10-year or shorter exercise period from the date of grant. If performance goals are not met or the stock price declines or stagnates, the exercise period is automatically reduced and the option cancelled. Along with beefing up the performance component, the truncated option reduces both potential overhang and the need to resort to repricing. A low stock price means the exercise period is likely to be shortened, creating the possibility that the options will expire unexercised and again become available for issuance.

To preserve their sizeable investment in executive options, companies also should consider imposing "clawback" provisions. Clawbacks obligate executives who compete with the company or violate other restrictive covenants within a designated period after termination to forfeit option profits realized within one to two years prior or subsequent to termination. The legal enforceability of clawback provisions was affirmed in a February 1999 ruling in the Southern District Court of New York in connection with a case brought by IBM (IBM vs. Martson).

Figure 2

Most Prevalent Customized Options

Performance accelerated stock options (PARSOPs): Grants whose vesting is accelerated upon achievement of a specific stock price and/or business performance goal. Useful for growth companies in a competitive environment, provided that the retention element of lengthy vesting is not essential.

Premium priced options: Grants that carry an exercise price in excess of the fair market value on date of grant. Appropriate for management of a stable company that has slipped into a maintenance phase.

Performance options: Grants that are forfeited if specific stock price or business performance goals are not met. Appropriate where near-term high performance is of primary importance, but used infrequently because of variable accounting charges to earnings.

Competing Effectively

A war is being waged today for the hearts and minds of top American executives. The cream of managerial talent – those recruited and trained by traditional industrial, consumer and service companies in anticipation of future service – is daily being skimmed off by upstart dot-coms hungry for proven managers. E-commerce offers them the opportunity to be part of the biggest business revolution in decades, plus the possibility – for those willing to accept the inherently high risk – of a dizzying level of compensation unheard of in the older corporate world.

Consider the case of former Citicorp president Richard Braddock, who stands to earn close to $1.2 billion under his option-loaded package at priceline.com, compared to his former boss John Reed's $1.2 million annual compensation at Citigroup. Among other executives who have exchanged significant positions at major companies to become Web entrepreneurs are Richard Nanula, who left Starwood Hotels & Resorts Worldwide Inc. for Broadband, George Shaheen, who traded a job running Andersen Consulting to be CEO at Webvan Group Inc. and Margaret Whitman, a brand manager at Hasbro Inc. who now heads Ebay Inc.

The battle is far from over. For an effective defense, it is essential that besieged companies craft compensation packages that balance two elements. First, they must be able to offer upside opportunity for wealth. This entails continuing heavy reliance on options that should be carefully customized to the particular company and executive. Second, the package should not rely solely on stock price, but rather offer concomitant rewards predicated on high long-term business results and focused on appropriate measures that truly align the interests of management and shareholder. A balanced focus on both stock-based rewards and long-term business performance should avoid pressures to inflate short-term profits or make decisions that are at best risky and shortsighted.

Finally, boards should keep in mind when fishing in today's scarce pool of executive talent that coming up with the fattest option package in town isn't the only bait. Wise executives faced with a choice will take into account the qualitative aspects of a prospective assignment – the opportunity to be part of or lead a winning team, the challenge offered and the room for growth and advancement. Such qualitative factors, when coupled with well-designed competitive compensation, may well constitute a company's best formula. Shareholders will be satisfied they are paying for truly superior performance and corporations will succeed not only in attracting and motivating, but also retaining the best executive talent. ☐

About the Author – Steven E. Hall is Managing Director for Pearl Meyer & Partners Inc.

Weighing the options

The explosion in employee stock option grants during the 1990s continues to fuel debate over their fairness to public shareholders. But CFOs see little cause for concern.

Few issues stir up as much controversy among shareholder activists as corporate stock option grants. Critics have produced a familiar litany of gripes. Options, they charge, reward top managers excessively for just average performance, dilute earnings per share, reduce liquidity and mask companies' true compensation expenses. And there's nothing like the furor some investors exhibit when companies reduce options strike prices — effectively rewarding executives for lost shareholder value.

But none of this appears to have reduced the appeal of stock options in the minds of chief financial officers, according to this month's CFO Forum. Respondents indicate that a vast majority of U.S. companies, 80.5 percent, award options to employees, and that most of the grants go to senior and midlevel management. At more than 70 percent of the companies surveyed, options are concentrated in the hands of less than 10 percent of employees.

The CFOs see few drawbacks. Nearly 80 percent say their companies have an options overhang (existing and available options as a percentage of shares outstanding) of less than 10 percent. And though some 54 percent of companies issue new shares to prepare for employees' exercising of options, only slightly more than one eighth of CFOs think such dilution will hurt earnings in the near future. Similarly, a mere eighth of respondents have repriced employee options; only a handful more would do so if their company's shares plummeted.

Still, CFOs don't appear to be overly bullish about issuing options. Nearly seven in ten say they will not increase option grants within the next year. Maybe all that shareholder griping is having an effect after all.

Does your company award stock options to employees?

Yes	80.5%
No	19.5

To what level of employees?

Senior management only	15.2%
Senior and midlevel management	77.3
All levels of full-time employees	7.6

What percentage of your company's employees hold stock options?

0 to 4 percent	48.5%
5 to 9 percent	22.1
10 to 14 percent	8.8
15 to 19 percent	1.5
20 to 24 percent	7.4
25 to 49 percent	5.8
50 to 74 percent	1.5
75 to 100 percent	4.4

What percentage of your company's outstanding stock, not including options, is currently held by employees?

0 to 4 percent	38.4%
5 to 9 percent	32.9
10 to 14 percent	11.0
15 to 19 percent	4.1
20 to 24 percent	5.5
25 to 49 percent	5.5
50 to 74 percent	2.7
75 to 100 percent	0.0

What is your company's stock options overhang (previously granted options and options available for further grants, expressed as a percentage of total shares outstanding)?

0 to 4 percent	41.2%
5 to 9 percent	38.2
10 to 14 percent	19.1
15 to 19 percent	0.0
20 to 24 percent	1.5
25 to 49 percent	0.0
50 to 74 percent	0.0
75 to 100 percent	0.0

How do you prepare for the exercise of stock options by employees?

Buy shares in open market at time of option grant	10.4%
Conduct ongoing share buyback programs	59.7
Borrow funds necessary to buy shares at future date	4.5
Issue new shares	53.7

Do you worry that dilution from stock options may reduce your company's earnings per share within the next five years?

Yes	12.9%
No	87.1

If so, by how much?

1 to 9 percent	90.9%
10 to 19 percent	9.1
20 to 29 percent	0.0
30 to 49 percent	0.0
50 percent or more	0.0

Do you feel that the benefits derived from employee stock ownership outweigh the costs of granting stock options?

Yes	94.4%
No	5.6

Do you plan on increasing stock option grants within the next year?

Yes	30.1%
No	69.9

Do you believe that stock options understate a company's true compensation costs?

Yes	33.3%
No	66.7

Have you ever repriced stock options?

Yes	12.5%
No	87.5

In the event of a sustained 50 percent or greater drop in the price of your company's shares, would you reprice stock options?

Yes	13.6%
No	86.4

The results of CFO Forum are based on quarterly surveys of a universe of 1,600 chief financial officers. Because of rounding, responses may not total 100 percent.

IRRC

Corporate Governance Highlights

Vol. 10, No. 25 *June 25, 1999*

Shareholders Are Becoming More Particular About Stock Option Plans

DILUTION, REPRICING AND DISCOUNTING ARE MAJOR CONSIDERATIONS. Stock option packages continue to provide a significant portion of compensation to executives of U.S. companies. While most stock option plans still garner enough support to pass, preliminary indications from stock option proposals brought forth in 1999 indicate that shareholders are continuing their vigilance when voting on this element of executive compensation.

IRRC has obtained voting results for 120 proposals to adopt new stock option plans in 1999. Average support in favor of the proposals is 79.8 percent of the votes cast for or against, down from 82.2 percent for 321 proposals tracked in 1998. Among the 120 new plans, 13 proposals received opposition from greater than 40 percent of the votes cast, and three proposals were rejected outright by shareholders.

Opposition to stock-based proposals can be attributed to several factors, including excessive levels of dilution and provisions considered against shareholders' interests. Plans with provisions permitting the repricing of underwater options or option grants with exercise prices set below the market price of the stock on the date of grant generally receive above-average opposition. Among the 120 plans, 45 included provisions that permit repricing without shareholder approval. Average support for these plans is 75.1 percent of the votes cast. Plans permitting discount stock options fared better; 25 proposals with this feature received average support from 78.3 percent of the votes cast.

While the passage of some plan provisions can be attributed, in part, to general shareholder apathy toward stock option proposals, concern about excessive levels of dilution created by shares reserved for the plans remains the catalyst for significant levels of opposition to these proposals. Most institutional shareholders have established dilution thresholds somewhere between 10 percent and 20 percent, which trigger votes against proposals if a company's total dilution exceeds a certain fixed percentage.

An analysis of the stock plans proposed in 1999 identifies a clear correlation between opposition to stock plan proposals and potential dilution levels. (See table.) Companies with dilution levels below 10 percent of their outstanding voting power received average support of 87 percent for their stock plan proposals. As dilution levels increase, so does opposition to the proposal. Companies with dilution levels above 20 percent of outstanding voting power seeking to adopt new plans received average support of 70.9 percent of votes cast.

Opposition to stock plans based on dilution levels

Dilution Threshold	# of Proposals	Average Support
0 - 10.0%	27	87.0
10 - 14.9%	36	83.3
15 - 19.9%	25	78.5
> 20.0%	32	70.9

While the inclusion of either excessive dilution, repricing or discount options when adopting a new plan may not trigger enough opposition to cause a proposal to fail, plans with a combination of these features are vulnerable to defeat by shareholders.

Shareholders of ***Adac Laboratories*** approved the company's 1999 Long-Term Incentive Plan, which provided for just under 1 million shares for awards, but rejected a separate proposal that would have added a quasi-evergreen feature to the plan, which would have automatically reserved shares equal to 4.99 percent of the outstanding shares each year for future grants. The plan also would have allowed plan administrators to reprice underwater options. The quasi-evergreen proposal received support from just 31.7 percent of the votes cast.

Shareholders at ***Digi International*** rejected a proposal to add 700,000 shares to the company's stock option plan and extend the termination date of the plan to 2006. The additional shares would have increased the company's total potential dilution to 32.1 percent, almost double the average for an industry peer group of companies.

Repricing also played a role in the outcome of the proposal at Digi. While the text of Digi's plan did not say whether its board has authority to reprice options, the company's recent repricing record spoke volumes. During fiscal 1997, the company repriced options held by key employees under the plan. Support for the proposal at Digi reached just 41.7 percent of votes cast.

Like Digi International, ***Action Performance*** presented shareholders with a new stock option plan that was silent on the issue of repricing options after repricing underwater options the previous year. The potential dilution created by the shares reserved under Action Performance's stock-based plans reached 24.5 percent. Shareholders, casting just 43.5 percent of the votes in favor of the proposal, rejected the new plan.

SEC Approves NYSE's Revised Stock Plan Approval Policy

IT'S FINAL...FOR NOW. The Securities and Exchange Commission recently gave its okay to the New York Stock Exchange's adoption of a revised stock plan approval policy. In response to institutional investors' continuing concerns over this controversial issue, however, both the SEC and the exchange agreed that the new rule will be effective on a "pilot" basis lasting until Sept. 30, 2000.

The exchange's proposed stock plan approval policy was submitted to the SEC in October 1998 after the NYSE received vehement criticism from the shareholder community over its April 1998 adoption of an original stock plan approval policy for its listed companies.

That rule generally provided that shareholder approval would not be required for NYSE-listed companies' plans that are "broadly-based." Once the new policy came to the attention of institutional investors, many were outraged and viewed the shareholder approval exemption as containing too many loopholes. The exchange reopened the policy for comments. The most recently approved policy is the result of a special task force arranged by the NYSE that considered those comments and worked to develop a revised rule. (See *Highlights* March 26, 1999.)

Under the new policy, a broadly based plan is one under which: (1) at least a majority of the company's full-time exempt (i.e., non-union) employees are eligible to participate, and (2) a majority of the shares awarded under the plan (or shares of stock underlying option awards) are made to employees who are not officers or directors. Determinations will be made based on the shorter of the three-year period beginning on the date the plan is adopted, or the term of the plan itself. The new rule is an exclusive safe-harbor test.

During the pilot period, the NYSE will focus its attention on whether to develop a new standard hinging on dilution. According to the SEC's June 4 notice of the new rule's approval, a substantial majority of the comment letters it received expressed concern over the new rule's lack of a dilution test. The commission received eighteen comments addressing the merits of the proposal. Letters from commenters such as the State of Wisconsin Investment Board argued that the definition of "broadly-based" plans essentially would permit unchecked dilution levels, allowing unlimited amounts of equity to be given to plan participants without shareholder approval. Commenters also questioned why any plan that has a dilutive impact on shareholders' investment should be exempt from a vote. Lens Investment Management's comment suggested that the grant of stock options may have the effect of a stealth hostile takeover from within the company by diluting shareholders' voting power. Several commenters, including Sanford C. Bernstein & Co. for example, argued that a dilution test should be the sole standard for determining exemption from shareholder approval requirements.

The SEC noted in its release: "The NYSE has shown its commitment to be responsive to the comments on dilution by immediately establishing the Dilution Task Force to consider this issue. The NYSE represents that it intends to consider adopting a dilution standard to be in place prior to the next proxy season in the year 2000." (See *Highlights* May 28, 1999.) The notice further requested that any proposal by the NSYE to adopt a dilution standard be submitted to the SEC by Oct. 15, 1999, a date which the commission feels should provide it sufficient time to review and solicit comment on the proposal prior to the beginning of the 2000 proxy season.

NYSE Responds to Blue Ribbon Panel's Audit Committee Recommendations

SMALLER COMPANIES SHOULD BE SUBJECT to many of the recommendations made by the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees, says a draft letter from Chairman and CEO of the New York Stock Exchange Richard A. Grasso to CEOs of NYSE-Listed companies. "It is proposed that all of the rules applicable to service on audit committees be uniformly applied to all listed companies, as has been the case historically," says the June 16 correspondence. Not doing this "would circumvent much of the effectiveness of the blue ribbon committee's recommendations," the letter adds.

Grasso sent the letter asking these CEOs to review the responses and recommendations to the blue ribbon panel's proposals. These responses were endorsed by the NYSE board in June. He requests that any feedback on the June 16 letter should be submitted by July 15. "At that time, if no substantive changes are required, the exchange will recommend final approval to the board in September," he says. After final board approval, the exchange is expected to submit a letter to SEC Chairman Arthur Levitt outlining its suggestions.

In addition to strongly endorsing the application of the recommendations to smaller companies, the NYSE takes issue with several other blue ribbon suggestions. The exchange disagrees with the panel's recommendation that would permit the board of a company to make limited exceptions to its requirements if disclosed in the proxy statement. "It is proposed that this facet of the recommendation not be adopted in order to preserve the exchange's historical practice of uniform application of its audit committee standards," the letter says.

The NYSE letter also lists differences that the exchange has with the panel's definition of auditor independence. More specifically, the NYSE says that auditors should be subject to a three-year, not a five-year, post-employment bar to service. Likewise, the exchange recommends changing the bar on family members serving on the audit committee from five years to three years after they served as an executive officer of the company or its affiliates. In addition, the exchange recommends placing three-year bans on audit committee service for persons who have accepted compensation from the company or any of its affiliates (except for board service or benefits under a tax-qualified retirement plan) and for persons who are partners, controlling shareholders or executive officers of organizations to which

Corporate Governance Highlights

Vol. 10, No. 21 *May 28, 1999*

Financial Executives Criticize Blue Ribbon Audit Recommendations

GROUP SUPPORTS OVERALL CONTENT BUT TAKES ISSUE WITH MANY SPECIFICS. Although, the Financial Executives Institute, the national association for CFOs, treasurers and controllers, is publicly supporting the recommendations of the Blue Ribbon Committee on Improving Corporate Audit Committee Effectiveness, the group is urging further study and revision of many of these guidelines. More specifically, the group is lobbying for changes to some of the sections of the blue ribbon report that it says "could slow down the reporting of financial results, add unreasonable burdens upon audit committee members of public companies and have the audit committee second-guess management decisions."

FEI President and CEO Phil Livingston takes strong exception to a few of the Blue Ribbon recommendations. He sharply criticizes the one that would require audit committees to report to the SEC each year on: whether they have reviewed the financial statements and accounting principles applied; whether they have discussed these among themselves without management and the auditors present; and whether they believe the company's financial statements are fairly presented. He says this "could turn the audit committee into a second 'audit and test' entity—a job already performed by the outside auditor." In addition, Livingston said it is "unreasonable to demand that the audit committee, made up of shareholder representatives with other professional commitments and meetings several times a year, become enmeshed in the details of accounting and reporting. The proper role of the audit committee is one of informed and vigilant oversight, not to duplicate what management and auditors are employed full-time to do."

The FEI president also says his group is concerned about the potential increases in auditing fees that could result from the requirement that outside auditors review a company's financial results every quarter. "We would support voluntary compliance and required disclosure of whether or not a company engages the auditor to do such reviews. Ultimately, the market forces can best address the need and desirability for such reviews more effectively than a blanket rule for everyone."

Finally, the FEI president says his group objects to the requirement that auditors discuss quarterly reports with the audit committee or chair of the audit committee before the release of earnings and the filing of the 10-Q. "Having such meetings on a routine basis could work to the disadvantage of investors and other financial data users, if this creates unneeded delays. However, we do understand and support the need to have such meetings whenever there are matters of significance to be discussed."

The FEI also would like to establish new criteria for defining "independent" directors on audit committees. "We can support the independence criteria as written, provided that there is no real or implied limitation on the provision that a board may choose individuals who do not meet one or more of the stated criteria, when it's determined by the board that this in the best interests of the corporation and its shareholders, and this fact is disclosed and explained in the proxy report," the institute says.

The group generally agrees with the blue ribbon committee's recommendation requiring the NYSE and NASD to specify that the audit committees of every listed company obtain a written statement from the external auditor delineating relationships with the company. The FEI says, however, that "there are many issues and complexities involved in assuring independence under current auditing standards and SEC rules, and we will react to each specific question and proposal as it arises." More specifically, the group says, "past rules and prohibitions need to be reexamined and updated for the technology and geographical factors that exist today."

The group objects outright to the blue ribbon committee's controversial recommendation that would require a company's outside auditor to discuss with the audit committee the auditor's judgements about the quality, not just the acceptability, of the company's accounting principles. "This recommendation would go beyond what is now a sound and reasonable practice, in that it would add the element of the auditor 'second guessing' management on industry issues, the company operations and best choices for communicating clear information to the public, and other matters that are the responsibility of management," the group asserts. The auditor's responsibilities should be auditing and reporting on whether a company is following the Generally Accepted Accounting Principles, the group says.

To begin implementation of some of these blue ribbon recommendations, the SEC plans to release a notice of proposed rulemaking in mid-summer, said Frank Zarb of the SEC's Division of Corporation Finance. He expects that the release will be followed by a comment period of 60 days. At approximately the same time, the NYSE and NASD are expected to make their first moves toward changing their listing requirements to reflect the blue ribbon recommendations.

NYSE Task Force Makes Progress on Setting Dilution Standard

PROPOSAL EXPECTED BY END OF SUMMER. John Olson, who chairs the Stockholder Approval Policy Task Force

of the New York Stock Exchange, says his group is making progress toward reaching a consensus on a dilution standard. The standard would be included as part of the NYSE's proposed revision to its stock plan approval policy. He said his group's goals are to develop a better listing standard for dilution and to improve disclosure requirements on dilution so that shareholders can make more informed decisions about stock plans.

Although the task force originally had sought to set a single dilution level for plans that would require shareholder approval, Olson said this effort was abandoned because it "got to be a will o' the wisp." He said this effort "led to all kinds of questions such as what do you mean by dilution: dilution of shares or dilution of voting rights?" Right now, the group is considering an approach that would require shareholder approval of stock plans that include officers and directors, as well as of some plans that do not include executives, but have never been subject to a shareholder vote.

Olson says he expects to present the board of the NYSE with a proposal on a new dilution standard by September. If the board approves the task force's plan, it will be sent to the SEC for rulemaking. Olson says this entire process could be delayed, however, by another "fly in the ointment." He says the NYSE is concerned that it will be at a competitive disadvantage if it is the only exchange that adopts the new stock plan approval policy. The exchange is insisting that the NASDAQ, and perhaps the AMEX, adopt the new policy as well, and the SEC is in agreement on this, Olson says.

New Maryland Law Increases Range of Takeover Defenses

DIRECTORS' DUTIES PROVISION INCLUDED. A bill that substantially increases the range of takeover defenses available to corporations incorporated in Maryland, was signed into law May 13 by Maryland Gov. Parris Glendening (D). Most significantly, the bill contains a directors' duties provision that allows a company's articles of incorporation to include a provision that permits the directors, in considering a potential sale of the corporation, to consider the interests of the corporation's shareholders, employees, customers, creditors, suppliers, as well as the communities in which the corporation is located or does business. The provision further provides that the board is not required to redeem a poison pill, rescind statutory takeover protections, or take any other action solely because of the effect the sale of the company might have on shareholders. To be covered by this provision, a corporation must opt in through an amendment to its articles of incorporation.

In addition, the new Maryland law contains a poison pill endorsement provision with a continuing director endorsement feature. In particular, under the new law, the board of directors may determine the terms upon which rights, options, or warrants are issued, as well as their form and content. These terms may preclude or limit the exercise, transfer, or receipt of such rights, options, or warrants or invalidate or void any such rights, options, or warrants. The new law also contains a type of dead hand poison pill provision under which the board of directors may limit for a period not to exceed 180 days the power of a future director to vote for the redemption, modification, or termination of the rights, options or warrants.

Airline Executive Conducts Self-Evaluation at Annual Meeting

ME, MYSELF AND I. As we reported in the May 14 *Highlights*, ***Southwest Airlines*** Chairman, CEO and President Herbert Kelleher faced an unusual shareholder proposal at the company's May 20 annual meeting. The proposal, which asked the company to separate the positions of chairman, president and CEO, speculated that having Kelleher serve in all three capacities was not wise because "his longevity is speculative, he being a chain smoker, 67, and frequent flier."

The proponent who submitted this proposal to the company, J. Michael Schaefer, was not able to attend the meeting to present his proposal because he reportedly missed his ***American Airlines*** flight out of Las Vegas. Despite his absence, reporters did question Kelleher about the issues raised in Schaefer's resolution. When asked by a television reporter if he smoked too much, Kelleher reportedly replied between drags on a cigarette: "No, I don't think I smoke too much. I think I smoke the appropriate amount." When the same reporter asked him if his smoking affected his decision making, Kelleher reportedly said: "I don't know. I make so many lousy decisions I'm not sure anybody could tell."

In a humorous reference to the subject of the shareholder proposal, Kelleher engaged in a dialogue with himself at the meeting. "Just the other day I said to myself, 'Herb, as chairman, are you satisfied with the results of Southwest Airlines?' The response I gave myself was, 'Well, Herb, as president, I think you ought to be complimented for the outstanding job you have done," Kelleher said. "And then in my third capacity, I said 'As CEO, Herb, I want you to know that both the chairman and president are very proud of what you have accomplished."

Shareholder Promotes Creation of a Corporate Dynasty

THE ONCE AND FUTURE CEO? ***Thermo Electron*** faced a shareholder proposal from John Jennings Crapo on May 27 at its annual meeting of shareholders requesting that the company take the necessary steps to amend its certificate of incorporation to ensure that beginning in the year 2000 the CEO of the company will always be a direct lineal descendant of the founder of the company.

Crapo argued in the company's proxy statement that many corporations have a history of providing hereditary privilege for qualified persons. According to Crapo, one major corporation not identified by name has a chairman who is a direct lineal descendent of its founder.

The company recommended a vote against the proposal,

APRIL 1999
VOLUME 3
NUMBER 4

www.directorsalert.com

DIRECTOR'S ALERT

YOUR NEWS FROM OTHER BOARDROOMS

WHAT'S INSIDE

NYSE threatens boards' power over stock options

Heads up, directors! Your ability to award options is at risk. The **New York Stock Exchange** is jumping into the anti-option camp. The Big Board is making it easier for shareholders to veto option plans.

The NYSE will announce important new regulations this summer. The new rules will require shareholder approval if option plans are too dilutive. And the rules may also give shareholders a power they've never before wielded: the right to vote on option plans funded out of treasury stock.

Companies can issue options in one of two ways. They can create new shares to hand over to executives who exercise options. Or they can use existing shares from the corporate treasury.

New shares dilute the value of the stock held by investors. Each shareholder ends up with a smaller piece of the company—and its dividends—than he had before. That's why investors want the power to veto option plans funded out of new shares.

But treasury stock consists of shares that are already outstanding. That means there's no dilution when those shares are awarded to

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AirTouch CEO gets graded by board

AirTouch directors are in touch with their CEO's performance.

The board evaluates chairman and CEO **Sam Ginn** each year on six performance targets. The review includes both hard and soft criteria.

The AirTouch example is significant because the evaluation is a formal one. Even the subjective criteria are quantified to give the board a sense of how Ginn does from year to year.

"Formal evaluations are like breathing, you just do it," explains **George Shultz**. He's the former secretary of state and a director on the AirTouch and **Charles Schwab** boards.

Here's how the evaluation works.

Each year the board takes a three-day retreat in the fall. During this time, Ginn presents his business plan for the next year.

The board helps Ginn refine the plan over the next few months. The plan is finalized in December and it becomes the basis for evaluating Ginn on financial and operating targets.

The compensation and personnel committee then reviews Ginn in two ways. First, it analyzes the company's financial performance.

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Unique incentives handcuff CEOs

Worried your CEO may fly the coop? Take a page from **SBC Communications**' book.

The fast growing baby bell wants to keep CEO **Ed Whitacre** on the Ponderosa. So it is giving him a "retention incentive" worth $12.5 million. That's twice what he earned last year in salary and bonuses—just for promising to stick around three more years.

Experts say retention incentives—while still unusual—are becoming more common. The reason? **Dennis Carey** cites the increasing mobility of senior managers. Carey is vice chairman of **Spencer Stuart**.

"The talent pool of senior executives is static while the demand for them is growing," Carey argues.

Gillette's directors certainly have retention on their minds. CEO **Alfred Zeien** wasn't planning to defect to another company. But he did reach the company's recommended retirement age of 65 four years ago.

The board has paid Zeien an annual retention incentive every year since. The directors wanted to compensate Zeien for postponing his retirement.

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new rules, it will submit a summary to the companies listed on the exchange. The companies will then have an opportunity to comment on the rules.

Both the SEC and the exchanges have a lot to chew over. The blue ribbon recommendations only apply to companies whose market capitalizations exceed $200 million. But a recent study indicates that most financial-statement fraud is committed by smaller concerns.

Companies with a market value under $100 million are likelier to engage in this type of fraud, according to the study. The research was done by accounting and corporate governance groups, including the **American Institute of Certified Public Accountants** and the **Financial Executives Institute.**

The study is one more factor likely to slow the process because it calls the recommendations into question.

"There will be a host of issues that need to be resolved before there will be any new listing requirements," explains Odell. ■

WHAT'S THE BLUE RIBBON COMMITTEE RECOMMENDING FOR AUDIT COMMITTEES ANYWAY?

Here are some of the blue ribbon panel's most significant proposals for audit committees:

- Disqualify from audit committees any director who was employed by the company within the past five years.
- Disqualify directors who receive compensation from the company (other than payment for board services or retirement benefits).
- Disqualify directors who are the CEO's immediate family members.
- Mandate that audit committees submit a letter in public filings disclosing the audit committee's charter.
- Mandate that audit committees disclose whether management has reviewed the audited financial statements with the audit committee.

NYSE CONTINUED FROM PAGE 1

executives. That's why the move to give shareholders power over treasury stocks is so surprising.

It shouldn't be such a surprise, says **David Yermack**. Yermack has been retained as a consultant to the NYSE task force. He argues that treasury stock isn't free. Companies typically buy it back on the open market.

Companies use shareholder assets—like cash—to acquire treasury stock, Yermack points out. That means a transfer of assets from shareholders to the executives receiving options. "Either way it costs investors exactly the same," Yermack asserts.

Task force members aren't sure the rules over treasury stock will go through. Insiders cite "concerns over the stock exchange's jurisdiction." Unlike newly issued shares, treasury stock is usually outside the NYSE's purview.

But rules introducing a dilution-based standard for shareholder votes on option plans are a given. The task force hopes to have them in place for next year's proxy season, says **John Olson**. Olson chairs the task force that's developing the new regulations. He's also a senior partner at **Gibson Dunn & Crutcher**.

Olson says the new rules may completely replace the existing ones. Current NYSE regulations require shareholder votes on option plans which are not "broadly based." When only a few top executives receive options, shareholders have a chance to veto the plan. But institutional investors say the NYSE's definition of broadly based is too generous to companies.

Experts worry the exchange will come out with dogmatic, across-the-board dilution thresholds. "Dilution varies by industry and size of firm," observes **Dave Bisson**, a senior compensation consultant at **WestWard Pay Strategies**. Olson expects the dilution figure that will trigger shareholder votes to fall "in the lower range." He says having different standards apply to various industries isn't a practical solution for the stock exchange. That means the NYSE will rely on the lowest common denominator.

And Olson says that's not a bad thing. Most plans submitted to shareholder votes are approved, he says. "Institutional investors will accept option plans if they're below certain thresholds," he insists.

The rules, after **SEC** approval, will apply only to NYSE-listed companies. But task force members hope they become universal. "We would like what we do to apply broadly to corporate America," remarks **Peter Clapman**. Clapman is a member of the NYSE task force and chief invesment counsel of **TIAA-CREF**.

NYSE officials fear the tougher rules will give the **NASD** a competitive advantage. The NASD currently has broad shareholder-vote exemptions for option plans. That can be attractive to public companies. Any company that doesn't want a shareholder vote can request an exemption.

A NASDAQ spokesperson says the agency has no plans to copy the new NYSE rule. "The markets have always had different requirements," he smiles. "That's part of the very fabric of the exchanges."

Directors will have a chance to voice their opinions on the new rules. After the NYSE task force finishes its work, the rules will go to the SEC for approval. The SEC will have at least a 30-day public comment period. ■

IRRC

Corporate Governance Highlights

Vol. 10, No. 12 *March 26, 1999*

NYSE Responds to Comments on Revised Stock Plan Approval Policy

NYSE TO SEC: JUST *PASS IT.* In a move that would sidestep (for now) commentators' concerns about the New York Stock Exchange's proposed revision to its stock plan approval policy, the exchange is asking the SEC to approve the policy for a "pilot" period to end Sept. 30, 2000.

The exchange's proposed stock plan approval policy was submitted to the SEC in October 1998 after the NYSE received vehement criticism from the shareholder community over its adoption of an *initial* stock plan approval policy for its listed companies in April 1998.

That rule, which is the rule in effect now, says shareholder approval is not required for plans in which a single officer or director does not acquire more than 1 percent of the shares of common stock outstanding at the time the plan is adopted, and where the cumulative dilution of all *non*-broad-based plans does not exceed 5 percent of outstanding shares at the time of the plan's adoption. "Broad-based" is defined as a plan under which at least 20 percent of employees are eligible to receive awards, the majority of whom are neither officers nor directors. Once institutional investors had a chance to digest the new policy, many were outraged, leading the NYSE to reopen the policy for comments and form a task force to develop a revised rule for submission to the SEC.

The rule that evolved as a result of that process is the proposal now under consideration by the SEC. Under the proposed rule, exempt broad-based plans would be defined as those in which at least a majority of full-time employees are eligible to participate, and at least a majority of shares awarded under the plan (or shares of stock underlying outstanding options)—during the shorter of the three-year period commencing on the date the plan is adopted by the issuer, or the term of the plan itself—are granted to employees who are not executives or directors of the company.

Since its submission to the public for comment, the NYSE's latest proposed rule has been the subject of numerous comments from interested parties. In a March 11, 1999 letter to the SEC, the NYSE responds to some of the issues raised about the rule, at the request of the commission staff. For example, some comments question the exchange's decision to base the first prong of the definition of a "broadly-based" plan on a company's "exempt" (i.e., full-time and non-union) employees. Others argue that the exchange should base its policy on the total potential dilution of a plan, rather than on those persons eligible under the plan. Some commentators suggest that the NYSE require shareholder approval of *any* plan in which officers or directors may participate.

The exchange's March 11 letter acknowledges the reservations expressed by commentators about the new policy, and makes some attempts to answer those concerns. The letter's main concern, however, is urging the SEC to declare the rule temporary and approve it quickly, and explains:

> The Exchange agrees that it is appropriate to consider a dilution test. Indeed, the Exchange is establishing an expanded task force to consider such a test, with the intention of completing its study of this area in time for a possible change in the Exchange's rule to be effective for the 2000 proxy season.
>
> A dilution test raises numerous policy issues that the Exchange was not able to consider in time to formulate a new stockholder approval test for the 1999 proxy season based upon dilution. Moreover, this was not an issue on which the Exchange originally sought comment in its Request for Comment... Thus, the Exchange was not in a position—and still is not in a position—to recommend a specific dilution test. In the interim, the Exchange urges the Commission to approve the [proposed rule] as quickly as possible as a significant improvement over the definition of a "broadly-based" plan currently in effect.

In the letter, the exchange further says it anticipates proposing a dilution test to replace the revised stockholder approval test before the start of the 2000 proxy season, but believes the pilot period should be extended through the 2000 proxy season "in the event there is any slippage in this schedule."

SEC May Apply Audit Committee Reforms to Smaller Companies

IN A CHANGE OF PLANS, the Securities and Exchange Commission now is considering applying the recommendations contained in the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees to audit committees at smaller companies, reports *The Wall Street Journal*. Originally, the study's recommendations were going to be applied only to companies with a market capitalization of more than $200 million. The change reportedly is the result of a new study that finds most financial fraud is committed at smaller companies.

The TEXPERS®
Federal Report
A Publication of the Texas Association of Public Employee Retirement Systems

February 1999 Summary

Clinton Outlines Proposal For Social Security Reform

Delaware Supreme Court Strikes Down Poison Pill

The Delaware Supreme Court has affirmed a Chancery Court decision striking down a "poison pill" takeover defense that would bar newly elected directors from deactivating the pill for six months on behalf of a hostile suitor. Chancery Court Judge Jack Jacobs had found that the delayed-redemption provision of Quickturn Design Systems Inc.'s poison pill was fatally flawed.

In its struggle to fend of Mentor Graphics Corp., Quickturn had adopted a "dead-hand" rule that would have expired after six months. Under that plan, directors ousted in a proxy fight were the only people with the power to rescind Quickturn's "poison pill" and sell the company. The Chancery court found the six-month provision unreasonable, and the state Supreme Court agreed. Justice Rand Holland wrote that the device "impermissibly circumscribes" directors' power to run the business under Delaware corporation law.

Institutions Decry NYSE Proposal on Stock Options

A proposal by the New York Stock Exchange to eliminate the requirement for shareholder approval of certain stock option plans has come under vigorous attack by the Council of Institutional Investors on behalf of the pension plans and other institutions it represents. The proposal, now awaiting approval by the Securities and Exchange Commission, would allow companies to implement stock option plans without shareholder approval if a majority of the issuer's full-time, exempt U.S. employees are eligible to participate and if a majority of the shares awarded go to employees who are neither officers nor directors.

Many, but not all, institutional investors oppose the proposal because it does not address the dilution of shareholders' interests when options for new stock are issued. CII has argued that an NYSE task force created to refine the proposal refused the Council's request to include an expert on dilution and that some members of the task force – which included institutional investor representatives – did not fully understand the proposal when they endorsed it.

Some institutional investors, including TIAA-CREF and the Florida State Board of Administration, say the NYSE proposal is an improvement over earlier versions, and that further improvements can be made in the future. Other players, such as Institutional Shareholder Services and LENS, urged that a dilution standard should be established now. SEC's comment period on the proposal ended Jan. 25, making it unlikely that approval will come in time for companies now issuing proxy materials for this year's annual meetings.

In related developments, CII is surveying all of the Standard & Poor's 500 companies to determine if they have policies regarding shareholder approval of stock option plans and repricing programs. And Strategic Compensation Research Associates reports that shareholders defeated 15 of more than 2,000 option programs put up for votes between July 1997 and June 1998, compared to only six during the previous year.

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Corporate Governance Highlights

Vol. 9, No. 49 *December 11, 1998*

SEC Says Company Must Include Proposal On Repricing In Proxy

SWIB DECLARES VICTORY. The State of Wisconsin Investment Board has won the SEC's concurrence with its view that repricing is *not* a matter of "ordinary business" and in fact is a topic on which shareholders have the right to vote. The decision came in connection with SWIB's ongoing campaign against repricing. The pension fund is negotiating with 15 companies, seeking a pledge from each to refrain from repricing without obtaining prior shareholder approval. Five of these firms have received a proposal to this effect from SWIB in the form of a binding bylaw amendment.

In this case, the target was ***General DataComm Industries***, which sought a no-action letter from the SEC assuring the company it could legally omit SWIB's proposal from its proxy statement. In a reversal of existing SEC precedent, the request was denied.

In a letter dated Dec. 9, William E. Morley, senior associate director of the SEC's Division of Corporation Finance, wrote:

> In view of the widespread public debate concerning option repricing and the increasing recognition that this issue raises significant policy issues, it is our view that proposals relating to option repricing no longer can be considered matters relating to ordinary business.

"This is the biggest news to come out of the SEC in a long time," SWIB's Sandi Nicholai told IRRC. "Obviously, we are very pleased," she added. In earlier correspondence with the SEC in this matter, SWIB had defended the appropriateness of its resolution by arguing that "option repricing is an important matter of corporate governance to be decided by shareowners. It represents manipulation of the equity structure of General DataComm without recourse for the actual equity owners of the company." The contention advanced was a new one, which apparently persuaded the SEC.

In a hotly contested case earlier this year, ***Shiva*** successfully challenged a substantially identical SWIB no-repricing proposal as pertaining to ordinary business. In that case, the SEC agreed with the company's contention and gave Shiva the green light to omit the proposal from its proxy statement. Ultimately, the SEC's decision was upheld in a federal court after a challenge from the investment board. Thus the General DataComm case represents a reversal of the SEC's position.

The decision may have serious ramification for companies. It opens the door (or floodgates, perhaps) for other shareholder proponents to land their views and requests on repricing in companies' proxy statements. For the other firms that have received SWIB's proposal, challenging its legality with the SEC is now moot.

Other News on Repricing

TO REPRICE OR NOT TO REPRICE? That is the question companies may be pondering during the few days that remain before Dec. 15. That is the day the Financial Accounting Standards Board recently set as the effective date of a rule change involving a radically different accounting of repriced stock options.

The still-tentative decision by the board made in August 1998 is for companies to treat as an operating expense the difference between the new exercise price of any repriced options and any appreciation that may subsequently occur in the share price of the underlying stock. (See *Highlights* Aug. 21, 1998).

The proposal is part of FASB's ongoing effort, begun in August 1996, to provide accounting guidance and clarification of Accounting Principles Board Opinion 25 *(Accounting for Stock Issues to Employees)*, which has been in effect since 1972. An "exposure draft" from FASB, to include this and other interpretative issues on Opinion 25, is expected to be released in March 1999. Following that, the draft would be subject to a 90-day comment period from the public. In a conversation with IRRC this week, FASB director of research and technical activities Tim Lucas said the board's "target" due date for finalizing this rule is September 1999, but he said he considers this "a somewhat aggressive goal" for FASB.

So although the rule is still tentative, FASB issued a press release on Dec. 4 stating it has decided that, if adopted, the final interpretation of ABP Opinion 25 "would be applied prospectively but would cover events that occur after December 15, 1998," adding that there would be no impact on financial statements for periods prior to the effective date of the final interpretation (expected to be in September 1999).

THE NEW YORK STOCK EXCHANGE'S modified stock plan approval policy has raised the ire of institutional investors. The policy, cleared by the exchange's board of

directors Oct. 1, narrows the loophole for broad-based stock option plans that need not be submitted for shareholder approval, but fails to address a number of institutional investors concerns, including the setting of an overall maximum for dilution shares in plans that would otherwise not require shareholder approval. (See *Highlights*, Oct. 2, 1998.) The rule was submitted to the SEC for comment and approval.

Council of Institutional Investors Executive Director Sarah Teslik sent a scathing comment letter asking the SEC to "reclaim this issue as its own" and questioning the exchange's motivations in directing these changes. "The New York Stock Exchange is not and cannot be thought of as a neutral policy-making body on this issue," because the exchange "competes for listings of companies whose executives want as many stock options as they can get," she writes. In addition, Teslik asks the SEC to "rescind the current shareholder approval exemption for broad-based plans" and that it "undertake a rulemaking proceeding to require 8K, annual report and proxy statement disclosure of the material terms of any stock option plan adopted without shareholder approval." Now that the SEC's comment period on the issue has ended, the commission will be considering the issue.

Audit Hearing Brings Out Differences on Mandates

PANELISTS FOUND AREAS OF AGREEMENT at the Whitehead/Millstein Dec. 9 hearing on audit committee reforms, particularly on the need for corporations to provide their audit committees with charters, and for renewed attention to general "best practice" guidelines. But while differences were sometimes softened by the mild language used by many of those testifying at the hearing, it was clear there continues to be sharp disagreements about the extent to which certain elements—particularly the independence of audit committee members—need to be better articulated by SEC rules and/or by stock exchange rules. Those testifying also disagreed about the nature and extent of any additional disclosure that should be mandated.

The Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees, created at the request of SEC Chairman Arthur Levitt under the auspices of the New York Stock Exchange and the National Association of Securities Dealers, will make recommendations in January. Co-chairman Ira Millstein said problems with audit committees have been discussed for many years, and that the main challenge is how to effect change. The question, said Millstein, is "the tone at the top, and how do we improve it?"

The other co-chairman is John Whitehead, a former U.S. deputy secretary of state.

Millstein said the high-profile study group has reached no conclusions yet, but some observers feel it is pretty much ordained that standards for audit committee independence will be toughened. Levitt, in particular, has made strong statements about the failure of audit committees to detect problems in a number of recent prominent cases, and is said to be committed to new action that would move the issue along.

The Wall Street Journal reported Dec. 10 that the Whitehead/Millstein commission will propose a series of steps, but the newspaper appeared to be over-reading a commission discussion document that sets forth possible areas for action. The *Journal* reported that the Whitehead/Millstein committee not only will recommend tougher independence standards, but also will require some or all audit committee members to have accounting or finance backgrounds, place term limits on audit committee membership and require companies to adopt internal financial controls that audit committees would have to assess. There was no apparent consensus on these matters in the Dec. 9 meeting, however.

The *Journal* also reported that new disclosure requirements will be proposed. While the *Journal* appears to be ahead of the facts in reporting on this as well, the tenor of comments from committee members, particularly Millstein, indicated that strengthened disclosure requirements are likely. Millstein suggested a simple statement in the annual report in which the audit committee would report on what it has done, if anything, in the last year. Another suggestion is for the company to indicate briefly in the proxy statement why each audit committee member was named to the committee.

A number of representatives from professional groups and others who testified at the hearing objected to enhanced regulatory requirements, but, as Millstein pointed out, there seemed to be less resistance to the notion simply of enhancing disclosure. Several of those testifying, however, worried that any required statement on the work of the audit committee could become simple boilerplate after a short time, providing little value. The notion of this requirement, as presented at the hearing, is that it should be simple and straightforward, without the level of specificity required for compensation committee reports.

WHILE MANY CORPORATE AND PROFESSIONAL REPRESENTATIVES RESISTED the idea of enhanced independence requirements, representatives of institutional investors said mandates were necessary. IRRC research indicates that only about half the companies on three S&P indices—the S&P 500, the MidCap 400 and the SmallCap 600—have all-independent audit committees. Council of Institutional Investors Executive Director Sarah Teslik said the answers on how to strengthen audit committees are fairly obvious. She also said, somewhat tongue-in-cheek, that the questions raised by the panel have been asked by "everyone in the world—I mean, even the Canadians"—for 60 years. Teslik said the facts are these: "There will always be incompetent and dishonest people in the world. Corporations can't avoid unknowingly hiring some of them. Some of them will successfully evade or co-opt internal auditing systems."

What are required, said Teslik, are "sophisticated processes operated by independent people that check every company." She then explained each term in that phrase.

- **Sophisticated.** Auditing issues require special expertise, she said, and companies should require "that

C11
Stock Exchanges
NYSE
SH Approval of Option Plans

October 22, 1998

NEW YORK STOCK EXCHANGE READDRESSES THE SHAREHOLDER APPROVAL EXEMPTION FOR BROADLY-BASED PLANS

On October 1, 1998, the Board of the New York Stock Exchange (NYSE) approved amendments to the definition of "broadly-based" plan that tighten the requirement to avoid shareholder approval of stock option and other stock-based plans.

BACKGROUND

The NYSE generally requires that listed companies obtain shareholder approval for stock option, stock purchase, and other employee plans under which officers and directors may acquire stock. However, the shareholder approval requirement is waived if any one of the following requirements are met:

- The awards are made under a "broadly-based" plan
- The awards are made to a person not previously employed by the company as an inducement to enter into an employment contract
- The awards are made under a plan in which:
  - No single officer or director may acquire more than 1% of shares outstanding, and
  - Together with all other plans (except those for which shareholder approval is not required), restricts total share issuance to no more than 5% of shares outstanding at the time the plan is adopted

The current definition of broadly-based was adopted by the NYSE following SEC approval in April 1998. It requires that at least 20% of employees are eligible to participate and that no more than 50% of such persons are officers and directors.

In response to criticism that this definition offers companies a loophole to avoid shareholder approval, the NYSE formed a special task force to reconsider the definition and solicit opinion.

AMENDED DEFINITION

On October 1, the NYSE Board approved changes to the definition of broadly-based plan that tighten the requirement to avoid shareholder approval. The changes have been submitted to the SEC for review, and if approved will modify the definition to require that:

- At least a majority of the issuer's full-time, exempt U.S. employees are *eligible* to participate under the plan, and

- A majority of the shares awarded under the plan (or shares of stock underlying options awarded under the plan) are made to employees who are not officers or directors

The time frame for measuring whether the above requirement has been met is the shorter of the 3-year period beginning on the date the plan is adopted, or the term of the plan. Officers are defined to include those required to file forms under Section 16 of the Securities Exchange Act of 1934, which includes the company's president, the top finance or accounting officer, and vice presidents or other employees who perform policy making functions or are in charge of business units, divisions, or functions.

This policy amendment establishes the definition of broadly-based plan as an exclusive test, rather than a safe harbor, which means that exceptions are unlikely to be made for companies that fail to meet the test.

OTHER PROSPECTIVE CHANGES

The NYSE also instructed the task force to immediately begin a study of a possible new listing standard that would impose an aggregate dilution maximum from all plans that are not shareholder approved.

We expect that such a standard will require that total shares granted under a non-shareholder approved plan, when combined with those granted under all other non-shareholder approved compensatory stock plans, will be limited to a specific percentage of total shares outstanding at the start of the fiscal year in which the grants are made.

The Exchange expects to complete this study in time for possible approval by its Board prior to the year 2000 proxy season.

IMPLICATIONS FOR COMPANIES

Shareholders ultimately pay for stock options in the form of ownership dilution or cash flow to repurchase shares and the resulting earnings per share reduction that impacts stock price. Therefore, we believe these changes support good corporate governance practice and are an improvement over the prior rule released in April.

But we do not expect these changes to have substantial effect on whether companies obtain shareholder approval. This is because truly broad-based plans will be unaffected by the definition. In addition, most companies will likely continue to seek shareholder approval of plans intended primarily for highly paid employees as part of their corporate governance policy.

However, since shareholder approval is necessary to ensure deductibility under the $1 million compensation cap imposed by IRC section 162(m) and to allow for the grant of incentive stock options, companies wishing to take advantage of the NYSE exemption may adopt a two-tiered plan approach. Under this approach, a shareholder approved plan would be adopted for top management, while a non-shareholder approved plan could be used for all other employees.

* * * * *

Questions about this letter can be addressed to Dan Ryterband in the New York office (212-986-6330) or by e-mail at djryterband@fwcook.com. Copies of this letter and other published materials are available on our web site, WWW.FREDERICWCOOK.COM.

Corporate Governance Highlights

Vol. 9, No. 39 *October 2, 1998*

NYSE Board Passes Modified Stock Plan Approval Policy

"BROAD-BASED" PLANS REDEFINED. A modified version of the contentious stock plan approval policy initiated by the New York Stock Exchange was cleared by the NYSE board of directors Oct. 1. The new rule, which will govern the conduct of the 3,046 companies listed on exchange, represents a compromise between the New York Stock Exchange and the institutional investors that reacted strongly against the rule after it was enacted April 8.

In the revised rule, the NYSE has backed off somewhat, narrowing the loophole for broad-based plans that need not be submitted for shareholder approval. The exchange did not add dilution to the mix at this time. An advisory task force had expressed interest in a new listing standard establishing an overall maximum for dilution that otherwise would not require shareholder approval. The exchange charged the task force with studying that possibility.

THE ORIGINAL CHANGE was initiated by the New York Stock Exchange when it filed proposed amendments to its Listed Company Manual with the SEC on Dec. 23, 1997. Citing changes to SEC Rule 16b-3 (which relaxed shareholder approval requirements for stock option plans) and at the urging of its listed companies, the exchange convinced the SEC that further changes and clarifications to its policy needed to be made.

The commission quietly published notice of the proposed change in the *Federal Register* on Feb. 23, 1998, summarizing the proposal and inviting comments from interested parties. The SEC received no comments on its notice during the following two-month comment period, which ended March 16, 1998. The rule was enacted April 8.

A summary of the original rule was published in the *Federal Register* April 15, 1998. As stated in that summary, the rule would have exempted from shareholder approval:

- only those plans in which a single officer or director does not acquire more than 1 percent of the shares of common stock outstanding at the time the plan is adopted, and where the cumulative dilution of all *non*-broad-based plans does not exceed 5 percent of outstanding shares at the time of the plan's adoption.

The original rule defined a "broad-based" plan as one under which at least 20 percent of employees are eligible to receive awards, the majority of whom are neither officers nor directors.

THE NEW RULE CHANGES THIS DEFINITION OF BROAD-BASED PLANS. Under the rule approved Oct. 1, broad-based plans that do not require shareholder approval are defined as those in which:

- at least a majority of the company's full-time U.S. employees are eligible to participate under the plan and
- at least a majority of the shares awarded under the plan (or shares of stock underlying options awarded under the plan) during the shorter of the three-year period commencing on the date the plan is adopted by the issuer, or the term of the plan itself, are made to employees who are not executives or directors of the company.

The SEC said the original rule was intended to be a non-exclusive safe-harbor for companies, so that plans that did not meet the 20 percent threshold were not automatically deemed narrowly-based by the SEC. However, in a significant change, the new rule stipulates that the definition of a broad-based plan is "an exclusive test, not a safe harbor." This means that shareholder proposals that meet the standard will automatically not be subject to shareholder approval, a change that may concern some institutional investors.

The new rule also recognizes the increased use of plans to compensate executives and directors and notes that companies may determine to submit plans to shareholders whether or not it is required by the exchange.

Responding to the suggestion by many institutional investors that dilution might be the best gauge of stock option plans, the exchange directed the task force that drafted the new rule to study a possible new listing standard establishing an overall anti-dilution maximum for all non-tax-qualified plans that otherwise would be exempt from shareholder approval. The task force's goal is to complete this study in time for a board vote prior to the 2000 proxy season.

The new rule will be submitted to the SEC for comment and approval.

"I think the compromise is very good for investors," said Linda Scott, Director of Investment Affairs for the New York State Common Retirement Fund, who represented the Council of Institutional Investors on the task force. She qualified her enthusiasm by adding that this compromise does not represent the end of the dialogue on stock options. Scott said she anticipates that options will continue to loom

large for institutional investors because of their dilutive effect and because of the sheer number of dollars they represent. She said the task force's ability to reach a compromise on the rule bodes well for its ability to reach an agreement on an anti-dilution standard. However, Scott predicted that setting such a standard will be an extremely difficult task.

AMP Wins Round in Legislature, But Opposition Increases

CREF WEIGHS IN. The judiciary committee of the Pennsylvania House of Representatives Sept. 29 voted to help Harrisburg-based ***AMP*** fend off ***AlliedSignal***'s hostile advances. The bill, which would allow shareholders in Pennsylvania companies to take action only at scheduled meetings and not by written consent until 18 months after a hostile bid, won the committee's nod in a lopsided 22 to 2 vote.

AMP shareholders are prohibited from calling special meetings, so the only opportunity for shareholders to weigh in on a hostile takeover offer would be at the annual meeting, which is scheduled by the board of directors. Unless extended in the legislature, the law would expire after one year.

To help block passage of the bill, AlliedSignal promised legislators that no AMP employees in Pennsylvania with a base pay of as much as $50,000 would lose their jobs for at least a year.

On another front, the College Retirement Equities Fund, the equity investment arm of TIAA-CREF, filed a friend-of-the-court brief in federal court sharply criticizing AMP for exercising antitakeover tactics that are "entirely inimical to the principles of shareholder democracy and good corporate governance." The action marks only the second time in the fund's history that it has filed such a lawsuit relating to a corporate control contest. (The first was last year, when CREF filed an *amicus curiae* brief objecting to ***ITT***'s effort to postpone the election of directors.)

AMP announced early this week that it plans to pay $55 a share for as much as 14 percent of its stock in an effort to win the favor of large investors that are backing AlliedSignal's hostile takeover bid. The company would pay for the repurchased shares with borrowed funds. The announcement did not appear to have an immediate effect, as AMP's stock price fell $2.18. AMP has rejected AlliedSignal's offer of $44.50 per share and blocked AlliedSignal's attempt to purchase 18 percent of the company for $44.50 per share. The most AlliedSignal can purchase without triggering the poison pill is just under 10 percent.

In another complicated tactical move to fend off AlliedSignal, AMP said it plans to form a "flexitrust" under which it would put 25 million or about $1 billion worth of authorized but unissued shares in a trust to pay for employee benefits over 10 years. Shares in the trust would have the same voting power as other AMP shares and would be controlled by a committee of three AMP officers. The additional shares under AMP control would be yet another obstacle for AlliedSignal.

CREF TAKES ISSUE with provisions in AMP's poison pill that stipulate that if shareholders vote to change control of the board, the pill cannot be removed or amended for more than a year. The pension fund is not comforted by the fact that the pill expires in November 1999 and the AMP board has agreed not to renew it for six months after that date.

CREF says "AMP shareholders have an independent and fundamental right, under Pennsylvania law and AMP's charter, to act by written consent to elect a new majority to AMP's board." The pill's no-redemption provision "takes that basic right away from AMP shareholders," says CREF, which argues that the company seeks to manipulate the process.

CREF leans on Pennsylvania precedent, as well as the recent Delaware Chancery Court ruling in *Carmody V. Toll Brothers* that attacked the legitimacy of "dead hand" pills—those with provisions requiring approval from continuing directors for pill redemption or amendment once there has been a proxy fight. (See *Highlights*, July 31, 1998, for discussion of the ***Toll Brothers*** case.) The fund points out that the non-redeemable pill "is even more coercive and destructive of the shareholder franchise than was the illegal Toll Brothers 'dead hand' pill."

"The AMP non-redemption provision," says CREF, "impermissibly deprives all future directors, after a change in the majority of the board, of all power with respect to the poison pill, based not on a charter or bylaw provision 'adopted by the shareholders,'" as required by Pennsylvania law.

"DEAD HAND" PILLS ARE BLASTED BY CREF in its AMP brief. After denouncing the AMP no-redemption provision as inconsistent with core principles of shareholder democracy and corporate governance, CREF says "a poison pill that can be redeemed only by continuing directors—a 'dead hand pill'—is equally inconsistent with these fundamental values."

The dead hand language is much more common than AMP's no-redemption provision, appearing in an estimated one-fifth of U.S. poison pills. AlliedSignal claims the AMP provision is unique, but there are some other pills with language that may come close, at least in effect, to AMP's. One example is a pill with an "adverse person" clause that prohibits redemption, even by continuing directors, once a 10 percent holder is declared to be an adverse person.

Dead hand pills are coming under increasing attack by shareholders and by the courts, at a time when a record number of companies are considering extending their poison pills. (Pills generally are adopted for 10 years, and a large number were adopted in 1988-89.)

Top Executives Will Benefit From Repricing

CENDANT **HAS APPROVED OPTION REPRICING** for approximately 45 of its senior managers, including CEO Henry Silverman. Dubbed a "restructuring program", the

IRRC

Corporate Governance

BULLETIN

— Covering Shareholder Issues Worldwide —

Volume XVI, Number 3 **July-October 1998**

Issues Raised in 1998 Give Way to an Active 1999 Proxy Season

The 1998 proxy season will close as one of the least active in recent years in terms of the number of shareholder proposals, but many issues have arisen that promise greater activity for the coming year. Many prominent groups scaled back their shareholder resolution campaigns last year because they were busy late in 1997 arguing with the SEC over its proposal to overhaul the shareholder proposal rule. But now that the shareholder proposal rule has been resolved, greater focus is being placed on some of the issues currently troubling shareholders, including executive pay (repricing in particular), audit committees and dead hand poison pills, as well as increased focus on board and committee independence issues.

A total of 478 governance resolutions were filed at companies in IRRC's core research universe this year, down from 560 in 1997. This followed years of steady increase in the number of governance proposals, which reached a peak in 1996 and leveled off in 1997. Majority votes were recorded for 24 resolutions presented in 1998, and of that total 22 passed. In 1997, IRRC tracked a record 27 resolutions that won majority votes, including 22 that were deemed to have passed.

While the number of proposals was down in 1998, support for proposals on a number of issues continued to increase. Proposals demanding greater independence on the board and key board committees received the biggest increase in support from 1997 levels. Average support for proposals requesting that a majority of board members be independent from management increased about 7 percent, to 23.8 percent, while proposals seeking the same standard for members of the compensation committee jumped 12.6 percent, to 19.8 percent. Shareholder resolutions targeting poison pills and classified boards and proposals requesting confidential voting and increased board diversity saw modest increases in support levels from last year (See chart on page 3).

The year ahead

In 1999, executive compensation will be the focus on many fronts. Union groups, which have begun to organize their activist efforts under the AFL-CIO (see story on page 21), have been scrutinizing executive pay levels for some time now. Unions have promised increased efforts in the form of shareholder resolutions targeted at curbing what has been labeled "excessive compensation." Proposals will be launched seeking independence among compensation committee members and the AFL-CIO also says that it will file proposals asking companies to award performance-based stock options to high-level executives. These options would be in the form of premium-priced options or indexed options, which would tie the exercise price of the option to the performance of a defined group, such as the S&P 500 or an industry peer group.

Responsible Wealth, a group of 300 wealthy individuals, has emerged as a new group raising executive pay concerns. The group has filed six proposals so far, and plans at least eight others for 1999. Responsible Wealth is involved in resolutions asking for disclosure of the ratio between total CEO compensation and compensation for each company's lowest paid U.S. worker and for caps on CEO compensation.

Concerns over the ability of companies to reprice underwater options without shareholder approval were raised early in 1998 when the State of Wisconsin Investment Board filed resolutions with more than 20 companies requesting an end to the practice. Campaigns in recent years against repricing have not generated much enthusiasm, but recent slides in the stock

(continued on p. 3)

Published by IRRC's Corporate Governance and Global Shareholder Services

not receive sufficient support.

When proposals to adopt classified boards pass, it is often the result of efforts buoyed by insiders or majority stockholders, and should not be mistakenly interpreted as situations where institutional shareholders have supported proposals. A proposal at **AVX** received support from 82.9 percent of outstanding shareholders, including Japanese-based **Kyocera**, which owns 75 percent of the company. Proposals at **BancFirst**, **Budget** and **Fossil** all passed with the help of support from directors and officers of the company (insider ownership at each of these three companies accounts for at least a majority of the outstanding voting power.)

At least two companies bypassed institutional sentiment and adopted classified boards without shareholder approval. The board of **J.B. Hunt Transport Services** (incorporated in Arkansas) adopted a charter provision, while the board of **Whole Foods Market** (incorporated in Texas) adopted a bylaw provision to create a staggered board. The companies relied on state statutes that permit classified board structures and allow boards to amend the bylaws or charter without shareholder approval.

While most institutional shareholders encourage the annual election of all directors, management proposals seeking to eliminate staggered boards often fail to receive the support necessary to overcome supermajority voting requirements needed to repeal the provisions. Most supermajority lock-in provisions require affirmative votes from two-thirds to 80 percent of outstanding shareholders. Proposals to eliminate classified boards were defeated at **Ashland** and **Sealed Air**, although a majority of shareholders supported the management initiatives. Ashland did not take any position on the management proposal to repeal the classified board, consigning the resolution to almost certain defeat, since it required support from 80 percent of outstanding shares to pass.

At least one company has divulged its intention to offer a proposal to repeal its classified board next year. **Ogden**, the target of a failed proxy fight by Providence Capital, said that if a shareholder proposal voted on this year received majority support, management would recommend the board put the issue to a binding vote in 1999. The proposal received 65.3 percent of the votes cast, paving the way for a management proposal. However, shareholders will face an 80 percent supermajority hurdle to repeal the provision.

—Robert W. Newbury

NYSE Grapples With Shareholder Approval Policy for Stock Option Plans

The New York Stock Exchange received a surprise lesson in how important shareholders regard their right to vote on stock option plans this summer, when the exchange was subject to a firestorm of criticism after adopting in April a new policy for approving such plans. The policy was intended to provide companies with greater flexibility to adopt stock option plans without obtaining shareholder approval. But the ensuing barrage of complaints from many institutional investors forced a reconsideration of the matter, in turn leading to the formation of a different policy that the exchange hopes will be more palatable to shareholders.

Aside from routine proposals to elect directors and auditors, stock option plans are the most common proposal for which companies seek shareholder approval. These proposals provide investors with the opportunity to consider plan features (such as repricing provisions), plan awards, eligible participants, and—perhaps most importantly—the dilutive impact of the proposed plan to the value and voting power of existing shareowners' holdings.

The change was initiated by the NYSE when it filed proposed amendments to its Listed Company Manual with the Securities and Exchange Commission on Dec. 23, 1997. Citing recent changes to SEC Rule 16b-3 (which relaxed shareholder approval requirements for stock option plans) and at the urging of several of its listed companies, the exchange convinced the SEC that further changes and clarifications to its policy were needed.

The commission published notice of the proposed change in the *Federal Register* on Feb. 23, 1998, summarizing the proposal and inviting comments from interested parties. The SEC received no comments on its notice during the following comment period, which ended March 16, 1998. The change officially went into effect in April 1998. Shortly thereafter, institutional investors became aware of the change and many were up in arms over it, alleging that the exchange and the SEC had taken a stealth approach to a significant shift in policy affecting the conduct of its 3,000-plus listed companies.

The previous policy required companies listed on the exchange to seek shareholder approval of all stock option plans that were not "broadly-based," with companies frequently consulting the exchange and the SEC on a case-by-case basis about how to apply the policy's open-ended language to a particular plan. A summary of the new rule was published in the *Federal Register* on tax day—April 15, 1998. As stated in that summary, the new rule exempts from

shareholder approval:

> *only those plans in which a single officer or director does not acquire more than 1 percent of the shares of common stock outstanding at the time the plan is adopted, and where the cumulative dilution of all non-broad-based plans does not exceed 5 percent of outstanding shares at the time of the plan's adoption.*

Additionally under the rule change, one-time stock or option grants issued as an inducement for employment continue to be exempt from shareholder approval requirements. The standard is now relaxed, however, so grants that are "material" inducements—as opposed to "essential"—are exempt.

Pivotal to this rule is distinguishing a "broad-based" plan from one that is not, because broad-based plans would generally be exempt from shareholder approval, and because the dilution associated with them would not be counted in a company's dilution calculations for purposes of determining whether shareholders have the right to vote on a plan.

The April rule, still in effect, defines a "broad-based" plan as one under which at least 20 percent of employees are eligible to receive awards, the majority of whom are neither officers nor directors. According to the SEC's summary published in the Feb. 23 *Federal Register*: "This is based on the current 'rule of thumb' the exchange uses in determining whether a plan is broadly-based." Further, the SEC notice said the rule is intended to be a non-exclusive safe-harbor for companies, so plans that do not meet the 20 percent threshold are not automatically deemed narrowly based by the SEC. The final notice of adoption of the rule in the April 15 *Federal Register* again says "this is based on current interpretations used by the exchange."

Some key players in the investment community disagreed with the SEC's summation. Kurt N. Schacht, chief legal counsel of the State of Wisconsin Investment Board, for example, insisted, this is "not business as usual. The practice of adopting stock option plans without shareholder approval has not been widespread," among NYSE-listed companies. He calls the change "one of the more watershed events that we have witnessed in recent years in the area of corporate governance."

Institutional investors expressed surprise and concern about the ramifications of the change. "It's obvious that nobody knew about this," commented Ann Yerger of the Council of Institutional Investors, pointing out that there was no informal dialogue about the proposed change between her organization and the NYSE or the SEC, as normally would be the case. "There was no meaningful notice or opportunity for comment," Schacht told IRRC. "No written comments were either solicited or received," by the NYSE prior to its submission of the rule change to the SEC, said the Feb. 23 SEC notice. The fact that no comments were received is telling. In contrast, for example, recent SEC-proposed changes to its shareholder proposal policy drew comments from nearly 1,200 interested parties.

After learning of the rule, Schacht told IRRC: "It opens the floodgates, and we're extremely concerned about it." And the Council of Institutional Investors began planning action, saying they were "currently considering all our legal options" in attempting to reverse the change, according to Ann Yerger. One reason cited for additional concern was the possibility (deemed likely by many) that other exchanges would follow suit by either seeking SEC approval of similar changes to their listing requirements or, more expediently, by incorporating the exchange's already approved rules into their own.

With major shareholders plainly dissatisfied with the situation, in June the New York Stock Exchange reopened the controversial April policy for comments from interested parties, to be reviewed by a special task force comprised of its various constituent groups. The exchange's June 5 release echoed the earlier SEC releases' characterization of the policy as one that merely codifies an existing rule of thumb historically used by the exchange, serving essentially as a clarification. Originally, the SEC had received no comments on its notice during the comment period; nor did the NYSE receive any adverse comments on the change prior to its adoption. This time, however, comments from about 150 groups were received by the July 10 deadline, with responses from institutional shareholders outnumbering those from corporations.

The NYSE's request for comments had only sought input on what constitutes a "broadly-based plan," posing specific questions zeroing in on that term. One of the questions asked if the definition focuses on eligibility or participation. The comment letters revealed a clear separation between corporations and shareholders about what they think constitutes a broad-based stock plan. Many of the responding organizations recast the issue as one resting on the dilution level of a proposed plan, regardless of its intended participants.

Kayla J. Gillan, general counsel to California Public Employees' Retirement System and task force member, said in Calpers' comment letter: "While the scope of the plan is relevant, if shareholders' sole concern is aligning top executive and shareowner interests, it is irrelevant in light of our more primary inquiry: does the plan excessively dilute the value and voting power of the stock held by existing shareowners?"

Task force member Eric D. Roiter, vice president and general counsel of Fidelity Management & Research, also told the NYSE: "The key issue is not whether a plan is, or is not, 'broadly-based.' From an investor protection standpoint, the issue is whether management is proposing any compensation plan which can lead to significant dilution....Clearly, a broadly-

based plan can be as dilutive as a plan reserved for officers or key employees." Many of the responses submitted by institutional shareholders echoed the concerns of Henry Jones, CFO of Los Angeles' Unified School District Annuity Reserve Fund, who said: "Since all stock option plans dilute the ownership stake of shareholders, all of [the plans] should be subject to shareholder oversight and control."

Corporations and shareholders were clearly divided over what percentage of employees should be allowed to participate in a plan in order for it to be considered broad-based. Corporations generally found the 20 percent requirement satisfactory, but a few, such as David M. Dean, senior vice president of **Crescent Real Estate Equities**, felt the percentage was too high. Dean said the 20 percent threshold should be lowered to 10 percent. Conversely, most institutional respondents conveyed reservations that a plan could be considered broad-based if it excluded 80 percent of employees. Foremost among these critics were union pension funds, which not only criticized the 20 percent limit, but offered their own suggestions as to what eligibility level would define a broad-based plan. The percentages suggested ranged from 50 percent, offered by the AFL-CIO, to 80 percent, suggested by the Service Employees' International Union.

On Oct. 1, the NYSE reached a compromise, approving a new policy that narrowed the loophole for broad-based plans that need not be submitted for shareholder approval. The dilution issue was put on the backburner. An advisory task force will study a possible new listing standard establishing an overall anti-dilution maximum for all non-tax-qualified plans that otherwise would be exempt from shareholder approval. The task force's goal is to complete this study in time for a NYSE board vote prior to the 2000 proxy season.

Under the new rule approved Oct. 1, broad-based plans that do not require shareholder approval are defined as those in which:

- at least a majority of the company's full-time U.S. employees are eligible to participate under the plan and
- at least a majority of the shares awarded under the plan (or shares of stock underlying options awarded under the plan) during the shorter of the three-year period commencing on the date the plan is adopted by the issuer, or the term of the plan itself, are made to employees who are not executives or directors of the company.

The April rule, still in effect for now, is a non-exclusive safe harbor for companies, so that plans that did not meet the 20 percent threshold were not automatically deemed narrowly based by the SEC. However, in a significant change, the new rule stipulates that the definition of a broad-based plan is "an exclusive test, not a safe harbor." This means plans that meet the standard would automatically be exempt from shareholder approval, a change that may concern some institutional investors. According to the exchange's Stephen Walsh, the new rule will be filed with the SEC for the commission's review, to be followed by a public notice and comment period. The first version of the rule appeared in the *Federal Register* two months after it was filed by the NYSE with the commission.

"I think the compromise is very good for investors," said Linda Scott, Director of Investment Affairs for the New York State Common Retirement Fund, who represented the Council of Institutional Investors on the task force. She qualified her enthusiasm by adding that this compromise does not represent the end of the dialogue on stock options. Scott said she anticipates that options will continue to loom large for institutional investors because of their dilutive effect and because of the sheer number of dollars they represent. She said the task force's ability to reach a compromise on the rule bodes well for its ability to reach an agreement on an anti-dilution standard. Scott predicted, however, that setting such a standard will be an extremely difficult task.

The impact of the shareholder approval policy on the actual number of stock option plan proposals put before shareholders may be ameliorated by other factors. Joyce P. Haag, corporate secretary of **Eastman Kodak**, downplayed the rule change, explaining: "The concerns which have been expressed by the institutional shareholder community that companies will design plans with very broad eligibility with no intention of having broad participation have been grossly overstated."

Regardless of exchange policy, there remain several incentives for companies to seek shareholder approval of stock plans. It is a requirement for the tax deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, for example. New York state law requires companies incorporated there to obtain shareholder approval of all stock plans. (However, Delaware, the state in which most public companies are incorporated, has no such requirement.) Any plan that awards incentive stock options (ISOs) to employees requires shareholder approval under the tax code. Furthermore, considerations of good corporate governance practice may lead some companies to put plans before shareholders regardless of whether it is required.

So far in 1998, the number of stock option plan proposals in proxy statements is apparently keeping up with last year's pace. IRRC has tracked 241 new stock option plan proposals among the S&P Super 1,500 universe of companies in 1998, with the number increasing steadily each week. By the end of 1997, IRRC had counted 284 new stock option plan proposals in the same universe.

—Kathy Ruxton

Corporate Governance Highlights

Vol. 9, No. 30 *July 31, 1998*

Delaware Court Criticizes Dead Hand Poison Pills, in Preliminary Ruling

DEAD HAND PILLS FACE A LETHAL CHALLENGE in the Delaware Chancery Court, it would appear from a preliminary ruling by Vice Chancellor Jack B. Jacobs. On July 24, Jacobs denied a motion to dismiss a complaint against the continuing director provision of the shareholder rights plan of ***Toll Brothers***, a Pennsylvania-based company, incorporated in Delaware, that designs, builds and markets luxury homes.

The "dead hand" feature, also called a continuing director provision, provides that rights cannot be redeemed except by incumbent directors who adopted the plan or their designated successors. The feature, which appears in about one-fifth of U.S. company poison pills, has faced increasing criticism recently as foreclosing shareholders' ability to replace a board of directors in a proxy fight.

While the July 24 Delaware ruling merely established that the complaint, filed by James Carmody, raises legitimate legal issues and therefore denied a motion to dismiss the case, the court used strong language endorsing Carmody's views on a range of significant issues. The court said the feature illegitimately creates two classes of directors; interferes with directors' statutory power to manage the business and affairs of the corporation; disenfranchises shareholders; and is disproportionate and unreasonable. Various arguments raised by the company were dismissed as specious, without merit, and "missing the point."

THERE HAVE BEEN ONLY TWO PREVIOUS RULINGS on the validity of dead hand provisions, although the feature is not new. Neither ruling applied to Delaware law.

In 1988, the New York Supreme Court invalidated a continuing director provision in *Bank of New York v. Irving Bank*. The court said the provision restricted the power of the directors to manage the corporation. Jacobs said that while relevant language of Delaware and New York statutes is not identical in this regard, "their underlying intent is the same: both statutes require that limitations upon the directors' power be expressed in the corporation's charter." (Such limitations must be approved by shareholders.)

IRRC Reviews Comments on NYSE Rule Change for Options Plans, p. 118

Last year, a federal court upheld a dead hand provision under Georgia law in *Invacare v. Healthdyne Technologies*. Georgia law differs in important respects from corporate law in New York or Delaware. In the case, Judge Clarence Cooper (of the U.S. District Court for the Northern District of Georgia) noted that—unlike New York—Georgia does not specifically require that any restriction on a board's power to manage the business of the company be included in the charter, and be approved by shareholders. In addition, provisions of Georgia law embraced the "continuing director" concept in the context of legitimate defenses against hostile takeovers.

Chancellor Jacobs said the Healthdyne precedent was "inapposite" for the Toll Brothers case, in that the relevant Delaware law "differs materially from that of Georgia."

Various legal experts—including Martin Lipton, the inventor of the U.S. shareholder rights plan—have suggested that dead hand provisions, at least in their strong form, could well be disallowed by courts in Delaware, where a majority of large companies are incorporated.

THE COURT'S LANGUAGE WAS SWEEPING and categorical, and seems to bear out Lipton's view.

"Absent express language in the charter," said the court, "nothing in Delaware law suggests that some directors of a public corporation may be created less equal than other directors, and certainly not by unilateral board action. Vesting the pill redemption power exclusively in the continuing directors transgresses the statutorily protected right to elect the directors who would be so empowered."

Moreover, said the court, a dead hand provision "would jeopardize a newly-elected future board's ability to achieve a business combination by depriving that board of the power to redeem the pill without obtaining the consent of the continuing directors." Company arguments that the rights plan does not on its face preclude a proxy contest, and that the dead hand provision is tantamount to a delegation to a special committee, are without merit, said the court.

The ruling notes that poison pills were ruled valid in part because if a board refused to redeem the rights, shareholders could remove and replace the board. The complainant's arguments of shareholder disenfranchisement are valid, says the court, and reflect that "the shareholder vote has primacy in our system of corporate governance."

Finally, the dead hand provision is an "unreasonable defensive measure," said the court, which suggested support for the complainant's view that the dead hand provision makes a proxy contest "realistically unattainable."

Jacobs noted that the Toll Brothers pill features a strong form of the dead hand provision, and said nothing in his opinion should be read as expressing a view on dead hand

provisions of limited duration, which are sometimes referred to as "diluted" or "deferred redemption" provisions.

Comment Letters Uncover Concerns About Dilution of Stock Plans

AN EXAMINATION OF COMMENT LETTERS on the New York Stock Exchange's controversial new stock plan approval policy—which provides companies greater flexibility to adopt stock option plans without obtaining shareholder approval—reveals a clear separation between corporations and shareholders about what constitutes a broad-based stock plan. Many institutions also took the opportunity to urge the exchange to consider their concerns about the dilutive impact of stock plans to the value and voting power of existing shareholders.

The new rule exempts from shareholder approval those plans in which a single officer or director does not acquire more than 1 percent of the shares of common stock outstanding at the time the plan is adopted, and where the cumulative dilution of all *non*-broad-based plans does not exceed 5 percent of outstanding shares at the time of the plan's adoption.

The commission quietly published notice of the proposed change in the *Federal Register* on Feb. 23, 1998, summarizing the proposal and inviting comments from interested parties. The SEC received no comments on its notice during the initial comment period, which ended March 16, 1998.

After some shareholders complained that the exchange and the SEC took a stealth approach to a significant shift in policy, a new comment period was initiated by the exchange in June (see *Highlights*, June 12, 1998). The NYSE received comments from about 150 groups by the July 10 deadline, with responses from institutional shareholders outnumbering those from corporations.

The exchange also established a task force comprised of its various constituent groups to review the comments and recommend possible changes. If the exchange decides to revise the rule currently in place, it plans to submit the proposed change to the SEC by September, so that any changes would be in effect for the 1999 proxy season.

In soliciting comments on the new rule, the exchange's June 5 release directed interested parties to focus on what constitutes a "broadly-based plan." However, numerous comments received by the exchange have urged that the potential dilution associated with a new stock plan is the more relevant concern to shareholders.

Some task force members agree. Kayla J. Gillan, general counsel to California Public Employees' Retirement System and task force member, said in Calpers' comment letter, "While the scope of the plan is relevant, if shareholders' sole concern is aligning top executive and shareowner interests, it is irrevelant in light of our more primary inquiry: does the plan excessively dilute the value and voting power of the stock held by existing shareowners?"

Task force member Eric D. Roiter, vice president and general counsel of Fidelity Management & Research, told IRRC that the task force is in agreement on this concept, one that he particularly favors. Roiter explains, "The key issue is not whether a plan is, or is not, 'broadly-based.' From an investor protection standpoint, the issue is whether management is proposing any compensation plan which can lead to significant dilution....Clearly, a broadly-based plan can be as dilutive as a plan reserved for officers or key employees."

Many of the responses submitted by institutional shareholders echoed the concerns of Henry Jones, CFO of Los Angeles' Unified School District Annuity Reserve Fund, who said, "Since all stock option plans dilute the ownership stake of shareholders, all of [the plans] should be subject to shareholder oversight and control."

According to Roiter the task force has investigated the concept of using the *total* potential dilution of a company's plans when determining which ones should require shareholder approval. "It is the cumulative dilutive impact of all stock option and restricted stock award plans that implicates shareholder interests," says Roiter, adding that the NYSE should formulate a standard pertaining to "*any* stock option plan...which, taken together with all other plans then in effect, would exceed a prescribed threshold of cumulative dilution."

The task force is expected to work toward finding what that "prescribed threshold" should be. Roiter suggests 8 percent, but he acknowledges that a different standard may be necessary for start-up companies and/or high-tech companies that tend to rely heavily on options as compensation for their workforce. An unduly low standard for such companies could dampen their willingness to seek listing on the NYSE, which competes with other exchanges such as NASDAQ, for listed companies.

FEARS THAT PLAN PROVISIONS CONSIDERED ADVERSE by many shareholders could be introduced without shareholder approval generated concern from many respondents. Groups expressed reservations that, in addition to dilutive effects, plans would be submitted that could include provisions permitting the repricing of underwater options and the granting of options at a discount to fair market value.

These groups suggested that plans containing these adverse provisions, no matter how broad-based, should be subject to shareholder approval. Allen J. Proctor, executive director of the Police and Firemen's Disability and Pension Fund of Ohio, summed up the sentiments of many, saying, "Since all such plans dilute the ownership stake of shareholders and may contain provisions with which we disagree, we believe all of [the plans] should be subject to shareholder oversight and control."

CORPORATIONS AND SHAREHOLDERS ARE CLEARLY DIVIDED over determining what percentage of employees must be allowed to participate in a plan in order for it to be considered broad-based. The exchange currently deems a plan to be "broadly-based" if at least 20 percent of the company's employees are eligible to receive stock or options under the plan. The rule also contains a non-exclusive safe harbor that would allow some plans, upon review, to be considered broadly-based even if the 20 percent threshold is not met.

Most corporations are in agreement that the 20 percent re-

quirement is satisfactory, but a few, such as David M. Dean, senior vice president of ***Crescent Real Estate Equities***, feel the percentage is too high. Dean stated that the 20 percent threshold should be lowered to 10 percent.

Conversely, most institutional respondents conveyed reservations that a plan could be considered broad-based if it excluded 80 percent of employees. Foremost among these critics were union pension funds who not only criticized the 20 percent limit, but offered their own suggestions as to what eligibility level would define a broad-based plan. The percentages suggested ranged from 50 percent, offered by the AFL-CIO, to 80 percent, suggested by the Service Employees' International Union.

SHAREHOLDER APPROVAL OF STOCK PLANS WILL CONTINUE. Many corporate responses indicate that while the ability to adopt broadly-based stock plans without shareholder approval would provide greater flexibility in designing compensation packages, most stock plans will continue to be subject to shareholder review. Most companies will continue to seek shareholder approval of stock plans, regardless of exchange policy, in order to qualify for deductibility of compensation to executives under Section 162(m) of the Internal Revenue Code and state corporate law requirements. New York state law requires companies incorporated in the state to obtain shareholder approval of all stock plans. However, Delaware, the state in which most public companies are incorporated, has no such requirement.

Joyce P. Haag, corporate secretary of ***Eastman Kodak***, downplays the rule change and its impact on the voting procedure for stock plans, explaining, "The concerns which have been expressed by the institutional shareholder community that companies will design plans with very broad eligibility with no intention of having broad participation have been grossly overstated."

Ousted Corporate Officers In the News

BLOWS TO POWER-SHARING were delivered this week, as the chairmen of ***Cendant*** and ***MarketSpan*** faced their ouster amidst scandals and public dissension between top company officials. Meanwhile, the ousted CEO of ***Furr's/Bishop's***—the company whose board was deposed in a proxy fight led by the Teachers' Insurance Annuity Association—sued for claimed severance benefits.

Both Cendant and MarketSpan are new companies created in the last year in mergers of alleged equals, with top officials from each of the pre-merger companies—***HFS*** and ***CUC International*** in the case of Cendant, and ***Long Island Lighting*** (Lilco) and ***KeySpan Energy*** in the case of MarketSpan—sharing power. In each case following completion of the mergers, a large controversy developed that resulted in very public feuding between the chairman and the CEO.

On July 28, Cendant Chairman and former CUC head Walter Forbes resigned, amid pressure from shareholders and from senior company officials who had worked for HFS. CEO Henry R. Silverman, who has been elected chairman, had made his unhappiness with Forbes known in days leading up to the resignation.

As has been well publicized, Cendant says that over three years, CUC booked about $500 million in phony revenue. In the wake of the disclosures this spring and summer, Cendant's stock price took a huge hit, losing nearly half its value. Share price performance improved this week, in the wake of Forbes's resignation and the company's statement that its auditors have nearly completed their review of earnings for 1995 through 1997, and there does not appear to be more bad news. Some three-fifths of CUC earnings in 1997 reportedly were faked.

Cendant's annual meeting, which had been scheduled for May, was rescheduled for Oct. 1. The company announced that nine of 14 directors designated by CUC were resigning, including audit committee head Frederick Green, who will do so after completing work on an audit review late in August. (Cendant's audit committee has received sharp criticism, both because of the scandal and because all members reportedly have personal and financial ties to the company or Forbes.)

Among other announcements this week, Cendant said it would reprice stock options for about 4,000 midlevel managers. The exercise price will be based on the market price in early August. The company said it was not planning to reprice options for top executives.

(Cendant also was in the news this week with an intense controversy over the law firm that is handling a securities class action lawsuit against the company led by the New York State Common Retirement Fund and other major investors, which are lead litigants under the Securities Litigation Reform Act. Another lawyer has challenged the role of Barrack Rodos & Bacine, the firm in question, which has made substantial contributions to the campaign fund of New York State Comptroller Carl McCall. Meanwhile, an American Bar Association committee last week called for new rules to restrict and disclose contributions by lawyers to politicians who award the lawyers business. IRRC will report on a number of pay-to-play developments next week in *Highlights*.)

THE MARKETSPAN STORY had some similar elements, and may come to a head today with the expected resignation of Chairman and CEO William Catacosinos. As the former head of Lilco, Catacosinos shared power with MarketSpan president and COO Robert Catell, who had headed KeySpan Energy. (See *Highlights*, June 12, 1998.)

Following completion of the merger, it emerged that Catacosinos and other top Lilco executives were awarded a total of $67 million in severance payments, even though the officials were guaranteed jobs with the new company. Catell said he did not know about the payments, and New York Gov. George Pataki campaigned aggressively for Catacosinos's resignation, and for return of the payments.

Some major MarketSpan holders came to the defense of Catacosinos, saying the general nature of the payments were disclosed, and that Catacosinos had done much to maximize shareholder value. Capital Research & Management is particularly angered by the most recent developments, according to *The Wall Street Journal* and *The New York Times*.

Capital— which liked the emphasis that Catacosinos said he would place on merging with another utility, or selling the company—has called for a special meeting of shareholders.

The *Journal* reported that Catacosinos is expected to resign on July 31, while the *Times* said the resignation would come in the next several days.

Catell and Catacosinos clashed publicly in the days since the May merger, with Catell testifying to a New York State Assembly hearing on July 28 that the controversy had damaged morale at the new company, and reduced its stock price, which had fallen by 27 percent. "The stock price has suffered significantly," said Catell, "and we have not been able to move forward aggressively as we had hoped."

MEANWHILE, THE PROPOSED *BELL ATLANTIC/GTE* MERGER OF EQUALS hit the news. At announcement of the deal, all was chummy between GTE CEO and Chairman Charles R. Lee, and Bell Atlantic CEO Ivan Seidenberg. But *The Wall Street Journal* and a number of analysts noted that GTE had given up any premium for its shareholders in the deal, apparently in exchange for a substantial role for its executives at the new company, which has not yet been named.

In fact, given the price of Bell Atlantic shares, the offering price was below the closing trading price the day before the merger was announced. (GTE shareholders are to receive 1.22 Bell Atlantic shares for each GTE share.) The stock price of both companies fell after announcement of the deal.

GTE's Lee is slated to be chairman and co-CEO of the combined company, while Bell Atlantic's Seidenberg would be president and co-CEO. Under terms of the agreement, Seidenberg will be sole CEO beginning June 30, 2002, and Lee will continue on as chairman until 2004. Each company would name equal numbers of directors to the new entity.

According to the *Journal*, Lee emphasized that "GTE has never been for sale," and he said the terms are appropriate for a merger of equals.

SEVERANCE PAYMENTS ARE NOW THE ISSUE at Furr's/Bishop's, the company whose board was ousted in a proxy challenge by TIAA in May. (See *Highlights*, May 29, 1998.)

At that time, the company's president and CEO, Theodore Papit, resigned, claiming more than $500,000 in severance payments due him under a March 1998 agreement that was approved by a split vote of the board.

The new board is disputing the agreement, and has filed a declaratory judgment lawsuit in a Texas state court. The company says the March agreement "is void as an interested party transaction that did not receive the necessary approval of independent, disinterested directors." The company further says the agreement was not fair to the company, and that it was entered into without "full disclosure by Mr. Papit and consideration by the board of directors of material information regarding the management of the company."

Shareholder Proposal Supported by Management

ENVIRODYNE INDUSTRIES* HAS TAKEN AN UNUSUAL STANCE** by supporting a proposal submitted to the company by activist Martin Glotzer requesting the company change its name to ***Viskase Corporation or any other name that better describes the present business activities of the company.

The company says that it agrees with Glotzer's argument that its corporate name does not appropriately reflect the current business of the company. Envirodyne is selling subsidiary Sandusky Plastics, which makes vending cups, deli and dairy packaging, and horticultural trays and inserts. Viskase, its largest subsidiary, is the largest worldwide producer of cellulosic casings for sausages, including bologna, hot dogs, and salami.

Envirodyne objects to changing the name to Viskase Corporation, because it would conflict with the name of its wholly-owned subsidiary, but instead is opting for ***Viskase Companies***.

House of Representatives Pass Securities Litigation Reform Act

THE HOUSE PASSED BY A 340-83 VOTE the "Securities Litigation Uniform Standards Act of 1998" (H.R. 1689) that generally would require class actions involving nationally traded securities to be brought exclusively in federal court under uniform federal standards. The legislation, passed on July 22, 1998, is designed to prevent plaintiffs and their attorneys from filing securities class actions in state court rather than federal court in order to circumvent the more restrictive litigation standards in federal court created by the 1995 Private Securities Litigation Reform Act.

The Senate passed similar legislation (S. 1260) on May 13, 1998, which was endorsed by the White House and the SEC (see *Highlights*, June 12, 1998).

The two main differences between the House and Senate bills are that S. 1260 covers suits involving mutual fund shares, while H.R. 1689 does not, and S. 1260 creates a broader exception for state and local pension funds than does H.R. 1689. In addition, H.R. includes a title to authorize $351,280,000 for the SEC for fiscal 1999.

Now that the Senate and the House have each passed their own version of the Securities Litigation Uniform Standards Act of 1998, the two bills will go to conference where their respective differences can be worked out. The legislation is expected to be enacted this year.

Investor Responsibility Research Center
1350 Connecticut Avenue, NW, Suite 700
Washington, DC 20036
Tel: (202) 833-0700
Fax: (202) 833-3555
cgs@irrc.org

Interim Editor: Robert W. Newbury
Contributors: Ken Bertsch, Grant Gartman and Kathy Ruxton
(Editor Rosemary Lally is on maternity leave.)

THE ISS FRIDAY REPORT™

A Weekly Review of Corporate Governance News

June 19, 1998 *Vol. IX, No. 25*

CII Rolls Out Troops Against Rule Change; Solicits "Broad-Based" Comments

by Rick Crangle, Editor

The **Council of Institutional Investors** (CII) kicked off its campaign June 10 to solicit comments for the New York Stock Exchange's (NYSE) proposed rule change concerning shareholder approval of broad-based stock option plans. After shareholder activists vehemently protested earlier efforts to push the change through the SEC, the NYSE agreed to reopen its comment period to take more constituents into account. Comments are due by July 10.

Under the new rule, companies would not have to submit plans for shareholder approval if they are "broad-based." A plan is deemed broad-based if at least 20 percent of an issuer's employees—the majority of whom must be neither officers nor directors—are eligible to participate. According to existing NYSE rules, broad-based plans do not require shareholder approval. Although the NYSE denied that the new rules represent a significant change from its existing interpretation of its shareholder approval requirement, the action almost succeeded in severely truncating shareholder authority without a word from shareholder groups. The CII had heard nothing from the SEC concerning the proposal and was not asked to comment despite ongoing discussions with the Division of Market Regulation over a number of unrelated issues (see the April 24 *Friday Report* for background).

Citing a "misunderstanding in the financial community," the NYSE issued a white paper on the rule change June 5. The exchange is soliciting comments on the following questions:

1) Should the definition of a "broadly-based Plan" be a non-exclusive safe harbor? Alternatively, should the definition be exclusive? Or, as with the current definition, should there be general guidance, plus a non-exclusive safe harbor?
2) Should the definition be based on the percentage of a company's employees covered by a Plan? If so:
   - At what level should the Exchange set the percentage?

(continued next page)

French Takeover Defenses Defeated

by Melanie Tran, Global Analyst

At French reinsurer **Scor's** May 11 AGM, institutional investors for the first time mounted enough support to reject a proposal that would have authorized the board to issue share capital to protect itself from potential takeover takeovers. Although Article 180 of French company law, which deals with capital increases, limits a company's ability to use all previously approved pools of capital in the event of a tender offer, French companies routinely seek shareholder approval to allow the board to use outstanding capital issuance authorities in the event that a hostile public tender or exchange offer is made for the company.

While shareholders approved similar proposals in 1996 and 1997, Scor's ownership structure has undergone changes since it listed shares in the United States in October 1996. French institutional investors, which used to control about 70 percent of Scor, now only own about half the equity, while American investors hold about 25 percent. **Templeton Global Investors, Inc.,** alone holds 15 percent of Scor's voting rights.

Pressure Mounts

The **Elf Aquitaine** board pulled a similar antitakeover proposal from the agenda at its May 18 AGM when it became clear that shareholders were against it. Last year, the proposal drew opposition from 22 percent of shares, according to **Proxinvest,** a Paris-based consultancy. Foreign institutional investors now hold 45 percent of Elf's voting rights, with an estimated 25 percent of shares in the hands of U.S. institutions, which tend to reject antitakeover devices generally.▼

(CII, from page 1)

- Should the definition focus on eligibility or participation? If the focus is on participation, how should the Exchange address Plans for which there are no history of grants? Should there be minimum grants required? How should the Exchange approach varying degrees of participation, such as participation based on salary level.
- Should the definition focus on all employees? Alternatively, should the Exchange distinguish between groups of employees, such as hourly versus salaried, or employees covered by collective bargaining agreements and those who are not? For example, should the Exchange set a relatively high participation requirement, but exclude certain employees from the calculation?
- Should the Exchange adopt a concept used in the tax laws by requiring a ratio of participation between "highly compensated employees" and those who are not highly compensated?
- Should the definition be based on, or include, factors other than the percentage of a company's employees, or types of employees, eligible for or actually participating in a Plan? If so, what other factors should the Exchange use?

Determined not to be caught unawares this time, the CII issued a June 10 *Council Research Service Alert* dedicated to the proposed change that is as much a call to arms as a critique of the rule change. In fact, the CII has urged respondents to broaden their comments to address NYSE policy on all stock option plans. "And while NYSE believes that comment letters 'should focus solely on what constitutes a broadly-based plan,' interested parties are free to comment on any aspect of the shareholder approval policy."

With a membership of about 100 pension funds whose assets exceed $900 billion, the CII looks to enlist some heavy hitters in its battle with NYSE. But the CII's call also goes out to the investment community as a whole, "including small investors, money managers, mutual funds, 'quiet' pension funds and 'activist' pension funds," who are urged to mail comments to:

Catherine Kinney
Group Executive Vice President
NYSE
11 Wall Street
New York, NY 10005

Copies of comment letters can also be sent to:

Richard Grasso
Chair and CEO
NYSE
11 Wall Street
New York, NY 10005

Frank Zarb
Chair and CEO
National Association of Securities Dealers
1735 K Street NW
Washington, DC 20006-1506

Arthur Levitt, Jr.
Chairman
SEC
450 5th Street NW
Washington, DC 20549

Council of Institutional Investors
1730 Rhode Island Ave. NW
Suite 512
Washington, DC 20036

INSTITUTIONAL SHAREHOLDER SPOTLIGHT:

Role of Activist Investors Growing in U.S. Equity Markets

by Patrick S. McGurn, Director, Corporate Programs

The Conference Board's recently released *Institutional Investment Report* provides both good news and bad news for corporate executives and directors. The good news is that institutional investors hold a slightly smaller chunk of U.S. equity markets than they did a year ago despite record levels of growth in their assets. The bad news is that the modest retreat

Corporate Governance Highlights

Vol. 9, No. 24 *June 12, 1998*

NYSE Reopens Comment Period on Contentious Stock Plan Approval Policy

THE CONTROVERSIAL NEW STOCK PLAN APPROVAL POLICY initiated by the New York Stock Exchange is being reopened for comments, according to a release from the exchange dated June 5, 1998. The new rule, which went into effect on April 8, 1998, and for now remains unchanged, provides companies greater flexibility in adopting stock option plans without obtaining shareholder approval in the case of "broadly-based plans." (See *Highlights*, May 15, 1998, and April 24, 1998.)

The commission published notice of the proposed change in the *Federal Register* on Feb. 23, 1998, summarizing the proposal and inviting comments from interested parties. As noted in the request for comment, the SEC received no comments on its notice during the comment period, which ended March 16, 1998. Nor did the NYSE receive any adverse comments on the change from its constituents. The release defends the new policy as one that merely codifies an existing rule of thumb historically used by the exchange, and is essentially a clarification. However, many shareholders disagree. Some complain that the exchange and the SEC took a stealth approach to a significant shift in policy, and are alarmed over the potential impact of the new policy.

The NYSE is requesting general comments that it says should focus solely on what constitutes a "broadly-based plan", and poses the following questions:

- Should the definition of a "broadly-based plan" be a non-exclusive safe harbor? Alternatively, should the definition be exclusive? Or, as with the current definition, should there be general guidance, plus a non-exclusive safe harbor?
- Should the definition be based on the percentage of a company's employees covered by a plan? If so: At what level should the Exchange set the percentage?
- Should the definition focus on eligibility or participation? If the focus is on participation, how should the exchange address plans for which there are no history of grants? Should there be minimum grants required? How should the exchange approach varying degrees of participation, such as participation based on salary level?
- Should the definition focus on all employees? Alternatively, should the exchange distinguish between groups of employees, such as hourly versus salaried, or employees covered by collective bargaining agreements and those who are not? For example, should the exchange set a relatively high participation requirement, but exclude certain employees from the calculation?
- Should the exchange adopt a concept used in the tax laws by requiring a ratio of participation between "highly compensated employees" and those who are not highly compensated?
- Should the definition be based on, or include, factors other than the percentage of a company's employees, or types of employees, eligible for or actually participating in a plan? If so, what other factors should the exchange use?

Comments should be sent to the New York Stock Exchange, to the attention of Stephen Walsh, 20 Broad Street, 16th Floor, New York, N.Y. For further information, Stephen Walsh can be reached at (212) 656-6240. The deadline for comments is July 10, 1998. All responses received will be publicly available.

Following the comment period, the exchange says it will establish a task force comprised of its various constituent groups to review the comments and recommend possible changes. If the exchange decides to revise the rule currently in place, it plans to submit the proposed change to the SEC by late 1998, so that any changes would be in effect for the 1999 proxy season.

Wyser-Pratte Targets Telxon

ARBITRAGEUR GUY WYSER-PRATTE has informed ***Telxon***, a designer and manufacturer of wireless and mobile information systems, that he intends to nominate Cornell law professor Jonathan R. Macey for election to its board and propose binding bylaw amendment proposals at the company's annual meeting, tentatively scheduled for September. Macey is a leading proponent of the "chewable" poison pill.

On June 2, Telxon rejected an unsolicited $40 cash offer from ***Symbol Technologies***. The offer represented a 25.7 percent premium from Telxon's June 3 closing price of $31.813 per share. Wyser-Pratte most recently launched a similar attack at ***Pennzoil*** after its board rejected an offer from ***Union Pacific Resources***. Pennzoil eventually averted a contest with Wyser-Pratte at its 1998 annual meeting after agreeing to merge its products division with ***Quaker State***.

The bylaw amendment proposals would allow Telxon shareholders controlling 10 percent or more of the company's stock to call a special meeting to vote on any offer to acquire the company. A majority vote of the shareholders at the special meeting would be able to deem the offer friendly rather

Council Research Service

Vol 3, No. 20 ALERTS

June 10, 1998

THE NYSE "WHITE PAPER" ON ITS RULES covering shareholder approval of stock option plans was released June 5. The three-page paper focuses on the New York Stock Exchange's policy toward "broad-based" option plans, which currently do not require shareholder approval.

And while the paper specifically asks for feedback by July 10 on the NYSE's approach toward broad-based programs, many investors plan to seize this rare opportunity to register their views on shareholder approval requirements for *all* stock-based compensation plans.

The Council expects most comment letters from the investor community to be sharply critical of the amended listing requirements. So far, we've fielded calls from a number of institutional investors outraged over the new rules. These investors are concerned that the new rules give companies too much flexibility to adopt dilutive stock option programs without any shareholder oversight.

As approved by the Securities and Exchange Commission April 8, the NYSE now only requires shareholder approval of certain non-broad-based option plans. Broad-based plans are exempt from shareholder approval, provided they satisfy a safe harbor requiring that at least 20 percent of the employees are eligible to receive awards (the "rule of thumb" applied by the NYSE before the rule change), and no more than half of the eligible employees are officers or directors. (See 1998 Alert 14 and June 2 Background Paper for details on the new rules.)

This broad-based safe harbor is non-exclusive, meaning that plans failing the 20 percent test may still qualify as broad-based and be exempt from the shareholder approval requirement. This determination will be made by NYSE representatives on a case-by-case basis.

SHAREHOLDERS ARE UPSET with several aspects of the new rules. A number are critical of the exchange's "broad-based" definition, which they say opens a huge loophole for companies to avoid shareholder approval of all types of stock-based incentive plans. While plans could be structured to include a broad range of employees—thereby satisfying the 20 percent requirement—companies are under no obligation to award any stock incentives to all eligible employees. Instead, they could load up top executives and officers with the lion's share of the incentives.

Some shareholders also complain that the 20 percent requirement is not broad-based. They say the percentage should be much higher, and the definition should hinge on plan participation rather than eligibility. In response to these concerns, the NYSE promised that it will look at actual participation levels—not just eligibility to participate—when evaluating whether a plan is broad based. "Where there is a history regarding grants under a plan, the exchange will review actual participation under the plan to determine whether, in fact, at least 20 percent of the employees participate in the plan," according to the white paper.

1730 Rhode Island Ave. N.W., Suite 512, Washington, D.C. 20036 (202) 822-0800 FAX (202)822-0801
Editor: Ann Yerger

But this approach it not likely to satisfy most of the critics, who note that the NYSE definition falls short of the standards used by other agencies. For example, 401(k) plans must satisfy a minimum coverage test that ensures that a certain number of non-highly paid employees, compared to highly compensated employees, benefit under the plans. In addition, 401(k) plans may not discriminate in favor of highly compensated employees.

OTHER CRITICS SAY POTENTIAL DILUTION IS THE ISSUE, whether caused by broad-based or non-broad-based plans. These investors say shareholders should approve any option program as soon as a company's potential dilution from its stock-based compensation plans exceeds some threshold.

For example, the State of Wisconsin Investment Board urged the NYSE to change the rules so that shareholder approval is required as soon as aggregate dilution exceeds 10 percent of the outstanding shares. "Otherwise, huge amounts of market capitalization can be transferred from public investors with no oversight or ability to control," SWIB wrote in its April 23 letter to NYSE chair and CEO Richard Grasso.

The use of options has exploded in recent years, and the resulting cost to shareholders continues to increase. Potential dilution represented by option programs sponsored by the nation's 200 largest companies increased to 13.2 percent in 1997, up from 6.9 percent in 1989, according to compensation consultants Pearl Meyer & Partners.

And the potential dilution represented by plans sponsored by high tech companies is even higher. Scott Spector, an attorney in Palo Alto, Calif., told *Forbes* that option grants at the Silicon Valley companies he advises total 24 percent of the outstanding shares, compared to 15 percent only three years ago.

Meanwhile, many Council members have proxy guidelines to vote against stock option plans if the company's total potential dilution—including shares proposed, outstanding options and shares available for grant under other plans—exceeds some threshold. These triggers vary from 5 percent to 15 percent of the outstanding shares.

This approach is used across the globe. For example, a new German law called KonTraG allows stock option plans but limits the programs to 10 percent of a company's capital.

IF THE COST OF GRANTING OPTION AWARDS to employees were expensed on corporate income statements, the impact in most cases would be a noticeable drop in reported earnings.

For example, London-based Smithers & Co. found that the profits of 100 of the largest U.S. listed companies would be 30 percent lower than reported in 1995 and 36 percent lower in 1996 if option grants had been expensed, the *Financial Times* reported. And the expensing would have pushed several companies into the red for the reporting year.

According to a Goldman Sachs study, the impact of expensing would not be as severe as estimated by Smithers. The investment bank studied the S&P technology sector, the industry group it identified as most adversely affected by option expensing, and found that 1997 earnings would have only declined about 8 percent in 1997 if options were expensed.

Either way, the studies show that option awards do represent a cost to shareholders. And many investors are concerned that the costs will skyrocket now that the opportunities for shareholders to evaluate these programs have decreased.

COMMENT LETTERS ARE DUE BY JULY 10. And while NYSE believes that comment letters "should focus solely on what constitutes a broadly-based plan," interested parties are free to comment on any aspect of the shareholder approval policy. The NYSE specifically requested comments on the following:

- Should the definition of broadly-based be an exclusive or non-exclusive safe harbor?
- Should the definition be based on the percentage of employees covered by the plan, and if so, what is the appropriate percentage?
- Should the definition focus on eligibility levels, participation levels or other factors?
- Should the definition focus on all employees or distinguish between groups of employees?
- Should the exchange adopt any non-discrimination concepts that limit the number of "highly compensated employees" eligible to participate?

Changing the NYSE's approach toward broad-based plans may be an uphill battle. According the white paper, the NYSE "preliminarily" believes that its current policy of no shareholder approval of broad-based plans is "appropriate."

A task force named by the NYSE will review the comments letters and propose what, if any, changes should be made to the new rules. The NYSE's goal is to submit any changes to the SEC in late 1998 so they are effective for the 1999 proxy season.

THE COUNCIL'S EXECUTIVE COMMITTEE AGREED that this may be one of the most important issues facing shareholders in 1998. Council chair Jim Burton, CEO of the California Public Employees' Retirement System, encouraged all Council members to submit comment letters.

Executive committee members noted that responses from the broad range of the investment community—including small investors, money managers, mutual funds, "quiet" pension funds and "activist" pension funds—are essential if the NYSE is to consider making any changes to the rule. Some committee members urged Council members to contact their money managers to discuss the issue and encourage them to submit comment letters to the NYSE.

The Investment Company Institute is also worried about the new rules, and the Council will be working with that group to ensure that its mutual fund members also respond to the white paper.

Please contact the Council or Steve Walsh at the NYSE (212-656-6240) with any questions. Comment letters should be mailed to:

Kinney's fax number is:
(212) 656-5111

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

SEND COPIES OF YOUR LETTERS TO THE COUNCIL AND THE FOLLOWING:

- Richard Grasso
  Chair And CEO
  New York Stock Exchange
  11 Wall Street
  New York, NY 10005

- Frank G. Zarb
  Chair and CEO
  National Association of Securities Dealers
  1735 K Street NW
  Washington, DC 20006-1506

- Arthur Levitt Jr.
  Chairman
  Securities and Exchange Commission
  450 5th Street NW
  Washington, DC 20549

  (Also SEC Commissioners Isaac C. Hunt Jr., Norman S. Johnson and Laura S. Unger)

- Your representatives on Capitol Hill
  Call the Council if you need any addresses.

Council Research Service

ALERTS

Vol. 3, No. 19

June 5, 1998

FORCEFULLY STATING THEIR VIEW that shareholders should have a vote on dilutive stock option plans, members of the Council's executive committee June 2 unanimously approved a policy to that effect.

The Council's new policies committee, in its first meeting, opted not to try to prescribe specific details, such as the level of dilution that would require shareholder approval of a plan, the plan's eligibility requirements or a definition of materiality. Instead, it recommended a general policy, crafted by Kayla Gillan of CalPERS, Phil Lochner of Time-Warner and Bart Naylor of the Teamsters Union.

As adopted by the executive committee, with a slight wording change offered by Gwenn Carr of ITT Industries, the new policy says: "Equity-based compensation (stock option) plans may have a material impact on the capital structure of companies and the ownership interests of their shareholders. To the extent a material impact could result from the implementation of such a plan or plans, shareholders should have the opportunity to vote on them."

The Council's corporate governance policies, adopted at the March membership meeting, called for companies to obtain shareholder approval before repricing or replacing any underwater stock options, but did not make any reference to voting on option plans in general. However, since then the New York Stock Exchange, with SEC approval, changed its listing requirements so as to eliminate most shareholder approval requirements, raising the hackles of many investors. The NYSE now says it will hold a new comment period on the issue, and Council members, by adopting a policy, have made it clear that they present a united front on the issue. (See Alerts 12, 14, 17.)

The Council plans an aggressive campaign to try to get the Exchange to reverse its new rules and to persuade the NASDAQ not to follow the NYSE's example. Executive committee chair Jim Burton said the Council will play a prominent role in the effort, urging its own members to write comment letters and lobby on the issue and working to build a broader base of support from other investors.

The NYSE has said it would like to receive comments and proposals for changes before its September board meeting.

HERB DYER WAS ELECTED CHAIRMAN of the Council's policies committee at the first meeting of the eight-member group on June 2. Dyer is executive director of the State Teachers' Retirement System of Ohio.

The panel is charged with reviewing and recommending any proposed changes or updates to the policies. Generally, its recommendations will be brought before the membership once a year, at the spring meeting, unless the committee agrees there is a need to act faster on a specific issue—as it did on the stock options issue.

1730 Rhode Island Ave. N.W., Suite 512, Washington, D.C. 20036 (202) 822-0800 FAX (202)822-0801

Editor: Ann Yerger

After Institutional Outcry, the NYSE Rethinks Its Listed-Firms Options Policy

Shareholder groups contend stock option plans can be manipulated

After quietly pushing through a rule change craved by corporations and loathed by institutional shareholders, the New York Stock Exchange is reconsidering its plans. The revised rule, already approved by the Securities and Exchange Commission, allows NYSE-listed companies to create "broad-based" stock option plans for their employees without getting approval from shareholders.

But after an angry reaction from institutional investors, the Big Board now plans to reopen part of the rule change for comment in June, an exchange spokeswoman said. Another official close to the controversy said the NYSE will submit the comments to a committee that includes institutional shareholders as well as representatives of listed companies and the NYSE. The ad hoc group will then formalize a revised rule by this fall, in time for the 1999 proxy season.

It would be the first time that the exchange has reconsidered an approved rule change, several observers believe. At issue is the contention of shareholder groups that stock option plans can be highly dilutive, and their belief that companies will manipulate the plans so they falsely appear to be "broad-based" but actually reward top officers. The term refers to a requirement that a company's options program be open to at least 20% of its employees, a majority of whom cannot be officers or directors.

Investor groups claim they were unaware of the rule change proposal because it was submitted to the SEC during the pre-Christmas rush last Dec. 23. When the approval became public in April, they raised their voices in outrage.

"[We are] extremely concerned about the recent rule change...[allowing] companies to avoid shareholder approval of options plans–even excessively dilutive ones–by structuring them as sham 'broad-based' plans that actually only benefit a handful of top officers," the Council of Institutional Investors wrote to NYSE Chairman Richard Grasso in an April 23 letter. "[T]he test for broad-based plans should hinge on plan participation, not eligibility."

The Council's letter, which was also sent to SEC Chairman Arthur Levitt, said the group was "prepared to appeal the SEC's staff approval of the rule to the full Commission."

The SEC says it received no comments on the original NYSE rule proposal. However, its market regulation division concedes it would have solicited comments more actively had it known how controversial the change would be, according to sources in the investment community. The agency's division of corporate finance, which usually handles shareholder and proxy issues, is attuned to the investor community, but does not have jurisdiction over rules of exchanges and other self-regulatory organizations.



Officials at the SEC did not return calls for comment.

"It's a pretty egregious concept," said Patrick McGurn, director of corporate programs for the Institute for Shareholder Services. "The rule allows corporations to skirt the commonly accepted marketplace principle that they must go to shareholders if they intend to add to net shares outstanding."

The NYSE's motivation for the rule change was to attract more companies from rival Nasdaq and, to a lesser extent, to retain listed companies if the SEC approves a separate Big Board proposal that makes it easier for companies to delist, several observers said.

"A significant number of Nasdaq companies already have a structure in place that meets the 20% [option eligibility] requirement," McGurn said, noting that many are young companies with small staffs. "Many say getting shareholder approval is the worst thing they have to face. They would give anything to not have to get it."

A NYSE spokeswoman said that Catherine Kinney, who heads the exchange's new listing effort, was the appropriate person to comment, but was unavailable as of deadline. "We are opening the comment period in June on the definition of 'broad-based' plans," the spokeswoman said.

Ironically, Nasdaq itself had prepared a rule change to ease its requirements on listed companies' options grants after learning of the NYSE plan. However, it held back in response to the torrent of criticism from investor rights' groups and fears that submission could put the SEC in an uncomfortable position.

Sources say the agency now has misgivings about its staff's approval of the NYSE plan, but would have a hard time turning down a copy-cat plan.

The SEC also is said to have applied pressure on the NYSE to reach a compromise with institutional investors, according to sources in the investor community.

Jed Horowitz

IRRC

Corporate Governance Highlights

Vol. 9, No. 20 *May 15, 1998*

NYSE to Reopen for Comment Contentious Stock Plan Approval Policy

ALTHOUGH IT STILL REMAINS IN EFFECT, the controversial new stock plan approval policy initiated by the New York Stock Exchange is being reopened for comments. NYSE is expected to begin accepting comments in the beginning of June on the plan that provides companies greater flexibility to adopt stock option plans without obtaining shareholder approval. (See *Highlights*, April 24, 1998.) The exchange also plans to form a task group of issuers and shareholders to evaluate the comment letters, reconsider the rule and propose any changes by September. At that time, any proposed rule changes would be resubmitted to the SEC for consideration.

The commission quietly published notice of the proposed change in the *Federal Register* on Feb. 23, 1998, summarizing the proposal and inviting comments from interested parties. The SEC received no comments on its notice during the following two-month comment period, which ended March 16, 1998. Some shareholders have complained that the exchange and the SEC took a stealth approach to a significant shift in policy.

THE ISS FRIDAY REPORT™

A Weekly Review of Corporate Governance News

May 15, 1998 *Vol. IX, No. 20*

Ogden's Scorched Earth Policy Provides Fertile Ground for Dissidents

by Eric Williams, Senior Analyst

Noisemaker investor **Providence Capital, Inc.**, is making quite a bit of noise with its proxy contest against entertainment, aviation, and energy company **Ogden Corp.** Providence and other shareholders in the solicitation hold 41,000 shares and are waging a pitched battle for three seats on Ogden's 11-member board. ISS supported the dissident nominees because Ogden's board needs an infusion of experience and talent. Although the company has embraced reforms and is working to turn performance around, a new crop of directors with management experience who are committed to maximizing shareholder value remains the missing ingredient.

Although the dissidents seek a minority of board seats, Ogden is determined to make this contest a referendum on the performance of Chairman and CEO Richard Albon, who has threatened to quit the company if the dissidents win a foothold on the board.

Shareholders Demand Attention

Albon may want to reconsider that stance. In 1995, Ogden announced a reorganization plan which involved selling noncore businesses in order to focus on the company's three main business areas: entertainment, aviation, and energy. The sale of the noncore businesses led to a decline in revenues, but the company was able to reduce operating expenses to offset the drop in revenue. The total revenues for the company declined by 14.1 percent from 1993 to 1997, and net income grew at an annual compounded growth rate of 7.4 percent.

However, shareholder returns have been less impressive than the financial results. Over the five-year period ending April 30, 1998, the annual compounded growth rate for the company's common stock was 12.3 percent. Over that same period, the annual returns for the S&P 500 Index and the S&P 400 Midcap Index were 23.2 percent and 20.5 percent, respectively. Over the eight years that Ablon has served as CEO, the annual return for the company's common stock was

(continued next page)

In Shareholder Stare-Down, NYSE Blinks

Expressing surprise at the vehemence of shareholder protests against an amendment to the listing rules of the New York Stock Exchange (NYSE), the Big Board has announced that it will put its controversial shareholder approval rule change back out for comment. After this comment period, a special task force will be convened to consider the comments received and to recommend further amendments. The rules will be formalized by September in time for the 1999 proxy season.

The amendment to the listing requirements was of great concern to shareholder groups and institutional investors, who saw the potential for companies to bypass shareholder approval for "broad-based" stock option plans. Many groups complained that companies could use the broad-based designation to concoct sham plans that would only nominally include a large pool of employees, but would in fact be designed for officers and directors. The rule change, announced on April 15, would have defined broad-based stock option plans as any plan where eligible participants comprise at least 20 percent of employees, a majority of which cannot be officers or directors.

Shareholder reaction ranged from meetings with NYSE officials to a letter-writing campaign joined by the **Council of Institutional Investors** and **LENS, Inc.**▼

Goldman Sachs

Portfolio Strategy/ Accounting

United States

May 4, 1998

The Controversy Surrounding Employee Stock Options

Analysts

Gabrielle Napolitano, CFA
(212) 902-2019

Abby Joseph Cohen, CFA
(212) 902-4095

- The "great debate" on accounting for employee stock options (ESOs) continues to rage. Analysts who conclude that U.S. corporate profits are dramatically overstated begin by assuming that the accounting framework (that is, FAS 123) is significantly flawed. We disagree. Although FAS 123 is far from "perfect," as was discussed in our previous reports on the subject, it does force most companies to provide good working data for financial statement users.
- The current controversy surrounding the proper accounting for ESOs falls into four main categories: (1) expensing ESO-related costs, including share repurchases, (2) valuing employee stock options, (3) immunizing against future stock price changes, and (4) estimating the FAS 123 expense on a pro rata basis. The FASB considered these broad topics when implementing FAS 123 in late 1996 and believes that corporate disclosure now allows investors to reach appropriate conclusions in most cases. The FASB consciously rejected the so-called "full cost" approach to ESOs advocated by some analysts, as it could lead to notable overstatement of the true costs involved.
- Our company-specific analysis of the S&P technology sector, which we have identified as one of the most adversely affected, indicates a median pro forma decrement to 1997 net income of about 8%, well below the 30%-40% recently cited by others as the ESO-related decrement for the overall market. Technology companies have been among the most active grantors of ESOs as part of compensation programs.
- We estimate that the ESO-related decrement to 1997 S&P 500 operating earnings per share owing to the aggregate technology sector is 35¢-40¢, or less than 1%.

Executive Summary

The Controversy Surrounding ESOs

Accounting for employee stock options (ESOs) is a highly contentious issue. Many analysts continue to argue that compensation costs associated with ESOs should flow directly through firms' income statements. They claim that Financial Accounting Standard (FAS) 123, the current guideline governing stock-based compensation, is significantly flawed. Others contend that while not "perfect," this statement provides financial statement users with complete pro forma disclosures of ESO-related expenses that enable them to make the proper adjustments to valuation and company earnings models. We agree with this second group of analysts.

The FASB examined several broad topics over the course of a decade before implementing FAS 123 in late 1996: the (1) expensing versus disclosure of ESO-related costs, including share repurchases; (2) valuation of ESOs; and (3) immunization of future stock price changes. ***The Board consciously rejected the so-called "full cost" approach to ESOs advocated by some analysts and believes that corporate disclosures now allow investors to reach appropriate conclusions in most cases. The "full cost" approach leads to serious overstatement of costs, in our view.***

The Valuation Conundrum

The FASB's ultimate conclusions were influenced by the ESO valuation conundrum. For example, it determined that the fair values derived from existing stock option pricing models are highly contingent on the inputs incorporated into them. In some cases, a wide range of potential fair values may be calculated.

The Risk of *Overstating* ESO-Related Costs

In addition, although many analysts have focused recently on the potential ***overstatement of corporate profits*** under current ESO accounting rules, existing guidelines and stock option pricing models could, in fact, result in a material ***understatement of profits*** owing to an ***overstatement of ESO-related compensation costs.*** How is such overstatement of costs possible? Four main factors are involved.

First, under FAS 123 the total amount of compensation recognized for an award of stock-based compensation is based on the number of instruments that ***could*** eventually become vested. Previously recognized compensation cost is ***not*** reversed if a vested ESO expires unexercised.

Second, conventional stock option pricing models, such as Black-Scholes, do not properly account for some of the unique characteristics of ESOs, which are nontradeable, nontransferable, and illiquid. The failure of these models to account for all of the restrictions and limitations associated with broad-based ESO programs may result in material overstatement of the fair values of ESOs in many cases.

Third, a number of analysts insist on including the cost of firms' (1) share repurchase or (2) immunization programs that are designed to offset the potential future dilution of ESOs (if exercised) in their overall assessments of the costs related to employee stock options. (In some cases, financing cash outflows from share buybacks are quite dramatic.) However, these obligations are currently recognized ***separately*** in firms' income statements, balance sheets, statements of shareholders' equity, and/or cash flow statements. ***The "full cost" approach supported by some analysts would lead to a double counting of these expenses.***

Fourth, under FAS 123 firms are required to either expense or disclose these deferred compensation costs on a ***pro rata*** basis over the period(s) that the related employee services are rendered. Failure to recognize the ***pro rata*** expense would result in a material ***overstatement*** of annual FAS 123-related charges. ***Some of the published estimates of ESO costs are in error because they assume that all options are exercised simultaneously.***

After much deliberation, the FASB ultimately decided to offer companies the choice of either (1) adopting a new fair value method of accounting for ESOs as of the grant date and recognizing the related compensation expense in their financial statements on a pro rata basis or (2) continuing to apply Opinion 25, provided that they disclose pro forma net income determined as if the fair value-based method of accounting for ESOs had been

applied. This choice has been in place since yearend 1996. Compensation costs associated with employee stock option programs granted prior to December 31, 1994 continue to be accounted for under the provisions of Opinion 25, which does not mandate detailed pro forma disclosures.

ESO Complexities Continue to Arise

Despite improved ESO-related disclosures, analysts and investors continue to grapple with questions related to the proper application of FAS 123 data. How should financial statement users adjust U.S. corporations' reported profits to account for the costs associated with this form of deferred compensation? Should ESO expenses be incorporated into valuation models? Are the profits of U.S: companies materially overstated due to the lack of recognition of ESO costs under the existing accounting framework? And if so, by how much? Have the financial markets appropriately discounted these expenses? What is the real economic cost of issuing ESOs?

Finding an Ugly "Test Case"

In seeking answers to these complex questions, we have focused our findings on high-tech firms in the S&P 500 to get a sense of an ugly "test case." (It is important to note that compilation of FAS 123-related data entails a ***rigorous*** manual compilation process.) These firms would likely be some of the most adversely impacted by an ultimate requirement to recognize ESO costs directly in income. For example, they tend to offer more generous fixed-stock option programs than do more mature, heavy industrial, large-capitalization firms.

Table 1 reflects the range of potential profit decrements to 1997 net income by quintile for companies in the S&P technology sector. ***Despite the wide variation in possible results, we estimate that the median decline in S&P high-tech firms' 1997 net profits would have been about 8.2% if ESO-related expenses were recognized.*** This is materially below the 30%-40% estimates recently cited by others for the overall equity market.

Table 1: The ESO "Hit" to Reported Net Income

S&P Technology Companies, 1997 Pro Forma
(by quintile)

		Range of % Decline	
		High	Low
Most Affected			
	1	(117.8)%	(23.2)%
	2	(22.9)	(11.6)
	3	(11.2)	(6.6)
	4	(6.4)	(3.5)
	5	(3.4)	(0.8)
Least Affected			

Median: 8.2%

Source: Company 10-Ks.

Table 2 reflects the relatively wide variation in the dollar amount of 1997 executed share buybacks as a percentage of total market capitalization. ***Importantly, the median is about 0.8%.***

Table 2: Share Buybacks as a Percent of Market Capitalization

S&P Technology Companies, 1997
(by quintile)

		Range	
		Low	High
Least Active			
	1	0.0%	0.0%
	2	0.0	0.5
	3	0.5	1.9
	4	2.0	3.1
	5	3.9	12.4
Most Active			

Median: 0.8%

Source: Company 10-Ks.

Assessing the S&P Technology Sector's Impact on S&P 500 Operating EPS

FAS 123 expenses for the S&P technology sector totaled about $2.8 billion last year. This amounts to about 35¢-40¢ per share, or less than 1%, of S&P 500 operating EPS in 1997. (The income-weighted calculations used by Standard & Poor's accounts for some of the disparity between the micro and macro impact of FAS 123.)

ESO-Related Expenses Are a Company-Specific Event

Estimated Effect on Market Indices Is Much Less Dramatic

FAS 123 disclosures indicate that the profits of some high-tech companies (and others) could be materially reduced if ESO-related costs were expensed; ***however, such assessments should be made at the micro, or company-specific, level. The wide range of results for the technology sector indicate that the ESO "hit" is highly variable, but the median is well below estimates published by others. Hence, we conclude that the impact of these compensation costs on major equity benchmarks, such as the S&P 500, would be much less significant.***

Tables 3 and 4, which follow, provide company-specific data for each of the companies in the S&P technology sector. Both of these tables have been based on publicly available information and do not reflect Goldman Sachs estimates.

Table 3 reflects the 1997 pro forma after-tax FAS 123 charges as a percentage of net income and revenues, the potential 1997 ESO-related earnings decrement, and total 1997 option and purchase grants for S&P technology companies. Table 3 indicates that 1997 net income would have been reduced 20% or more for several high-tech firms if ESO-related compensation costs flowed directly through the income statement. But as we have indicated, the S&P technology sector's median potential profit decrement of about 8% is far less.

Table 4 displays 1997 share repurchase activity for individual companies that comprise this sector. Again, the companies in the S&P technology sector exhibit a wide range of outcomes. Although some of the most active companies repurchased 10% or more of their outstanding market capitalization, the median was a far more modest 0.8%.

Table 3: FAS 123 Footnote Frenzy: The S&P 500 Technology Sector, 1997

Company	Ticker	Pro Forma FAS 123 Charge ($ Millions)	Shares Covered by Option and Purchase Grants (Millions)	% Pro Forma Decrement to Net Income/Loss	Pro Forma Charge as a % of Revenues
Communications Equipment					
Andrew Corp. (a)	ANDW	$3.3	0.7(b)	(3.0)%	0.4%
DSC Communications	DIGI	25.3	2.2	(51.7)	1.6
Harris Corp.	HRS	204.8	0.7	(98.7)	5.4
Lucent Technologies	LU	97.0	28.7(c)	(17.9)	0.4
Motorola Inc.	MOT	66.0	6.9	(5.6)	0.2
General Instrument	GIC	14.9	3.1	(92.4)	0.8
Northern Telecom (d)	NT	94.0	9.7	(11.6)	0.6
Scientific-Atlanta	SFA	6.3	1.7	(9.8)	0.5
Tellabs, Inc.	TLAB	13.2	1.8	(5.0)	1.1
Computers - Hardware					
Apple Computer	AAPL	37.0	22.5(e)	(3.5)	0.5
COMPAQ Computer	CPQ	59.0	46.9	(3.2)	0.2
Data General	DGN	3.4	1.3	(6.1)	0.2
Dell Computer	DELL	15.6	11.5	(3.0)	0.2
Digital Equipment	DEC	69.2	8.2(f)	(65.6)	0.5
Hewlett-Packard	HWP	41.0	10.3	(1.3)	0.1
International Business Machines	IBM	207.0	26.1	(3.4)	0.3
Silicon Graphics	SGI	92.6	18.8	(117.8)	2.5
Sun Microsystems	SUNW	51.7	16.2	(6.8)	0.6
Computers - Networking					
3Com Corp.	COMS	61.9	8.2(g)	(16.6)	2.0
Bay Networks	BAY	65.2	28.1	(22.9)	3.1
Cabletron Systems	CS	15.0	6.7	(6.8)	1.1
Cisco Systems	CSCO	150.7	43.8	(14.4)	2.3
Computers - Peripherals					
EMC Corp.	EMC	18.0	9.0	(3.3)	0.6
Seagate Technology	SEG	48.2	7.0	(7.3)	0.5
Computers - Software & Services					
Adobe Systems	ADBE	25.0	2.7(h)	(13.4)	2.7
Autodesk Inc.	ADSK	26.2	5.6	(63.1)	5.1
Computer Associates Int'l	CA	65.0	6.2	(17.8)	1.6
Computer Sciences Corp.	CSC	9.8	1.6(i)	(5.1)	0.2
HBO & Company	HBOC	26.0	4.4	(18.1)	2.2
Microsoft Corp.	MSFT	386.0	55.0	(11.2)	3.4
Novell Inc.	NOVL	28.2	50.2(j)	(36.0)	2.8
Oracle Corp.	ORCL	83.7	14.5	(10.2)	1.5
Parametric Technology	PMTC	50.9	8.1	(23.2)	6.3
Unisys Corp.	UIS	4.7	6.0	(0.6) (k)	0.1

Table 3: FAS 123 Footnote Frenzy: The S&P 500 Technology Sector, 1997 - Cont'd

Company	Ticker	Pro Forma FAS 123 Charge ($ Millions)	Shares Covered by Option and Purchase Grants (Millions)	% Pro Forma Decrement to Net Income/Loss	Pro Forma Charge as a % of Revenues
Electronics - Component Distributors					
Grainger (W.W.) Inc.	GWW	$2.7	0.3	(1.2)%	0.1%
Electronics - Defense					
Raytheon Co.	RTN.B	43.0	9.1	(8.2)	0.3
Electronics - Instrumentation					
EG&G Inc.	EGG	0.8	0.9	(2.6) (a)	0.1
Perkin-Elmer	PKN	7.6	1.4	(6.6)	0.6
Tektronix Inc.	TEK	5.5	0.7	(4.8)	0.3
Electronics - Semiconductors					
Advanced Micro Devices	AMD	23.2	4.1	(110.1)	1.0
Intel Corp.	INTC	210.0	36.0	(3.0)	0.8
LSI Logic	LSI	28.2	5.2	(17.7)	2.2
Micron Technology	MU	38.9	22.6(l)	(11.7)	1.1
National Semiconductor	NSM	23.3	8.7(m)	(84.7)	0.9
Texas Instruments	TXN	41.0	11.4	(2.3)	0.4
Equipment - Semiconductor					
Applied Materials	AMAT	32.1	15.0	(6.4)	0.8
KLA-Tencor Corp.	KLAC	15.8	5.4	(15.0)	1.5
Photography/Imaging					
Eastman Kodak	EK	57.0	6.1	NM	0.4
IKON Office Solutions	IKN	4.7	1.4(n)	(3.9) (o)	0.1
Polaroid Corp.	PRD	6.5	0.8	(5.1)	0.3
Xerox Corp.	XRX	23.0	6.1	(1.6)	0.1
Services - Computer Systems					
Shared Medical Systems	SMS	2.5	0.6	(4.1)	0.3
Services - Data Processing					
Automatic Data Processing Inc.	AUD	21.5	5.4	(4.2)	0.5
Ceridian Corp. (a)	CEN	9.9	2.5	(28.0)	0.9
Equifax Inc.	EFX	1.5	1.3	(0.8)	0.1
First Data	FDC	36.6	9.2(p)	(10.3)	0.7
Note: Median				**8.2%**	

(a) Data reflect income from continuing operations.
(b) Data reflect options granted under the company's Management Incentive Program, Stock Option Plan for Non-Employee Directors, and Employee Stock Purchase Plan.

Table 3: FAS 123 Footnote Frenzy: The S&P 500 Technology Sector - Cont'd.

(c) Data exclude performance awards, restricted stock awards, and stock unit awards that may be grant ed.
(d) Net income and EPS figures reflect Canadian generally accepted accounting principles.
(e) About 20.6 million options were granted in 1997 at a price equal to the fair market value; about 1.9 million options were granted at a price less than the fair market value.
(f) Data exclude grants related to stock option plans for non-employee directors, that were not available.
(g) Shares covered by 1997 purchase grants are not available.
(h) Data include grants related to the company's Performance and Restricted Stock Plans.
(i) Exclude Continuum's stock incentive and stock purchase plans.
(j) The company granted about 46.6 million options at fair value, 0.6 million options at a price greater than fair value, and 1.0 million shares at a price less than fair value in 1997.
(k) Net loss reflected before preferred dividends.
(l) Data include 6.1 million shares of the company' s 1989 Employee Stock Purchase Plan and 0.271 million shares of MEI's 1995 Employee Stock Purchase Plan issued in aggregate as of August 28, 1997.
(m) Data exclude Mediamatics, director stock, performance award, and restricted stock plans.
(n) Data exclude the company's Long-Term Incentive Compensation and Rights Plans.
(o) Data reflect income from continuing operations before extraordinary loss.
(p) Data include the company's restricted stock awards.

Note: These data are based on published information and do not reflect Goldman Sachs estimates.

Source: Company 10-Ks.

Table 4: S&P Technology Sector Share Repurchase Plans, 1997

Company	Ticker	Announced Share Repurchase Plan (Millions)	Executed Share Repurchase Plan (Millions)	Aggregate Cost of Executed Share Buybacks ($ Millions)	Executed Share Buybacks as a % of Market Capitalization
Communications Equipment					
Andrew Corp.	ANDW	5.0	1.5	$41.6	1.9%
DSC Communications	DIGI	NA	0.0	0.0	0.0
Harris Corp.	HRS	NA	0.0	0.0	0.0
Lucent Technologies	LU	NA	NA	NA	NA
Motorola Inc.	MOT	NA	0.0	0.0	0.0
General Instrument	GIC	NA	0.0	0.0	0.0
Northern Telecom	NT	16.0(a)	10.0	466.0	2.0
Scientific-Atlanta	SFA	NA	0.2	3.0	0.2
Tellabs, Inc.	TLAB	NA	0.0	0.0	0.0
Computers - Hardware					
Apple Computer	AAPL	NA	0.0	0.0	0.0
COMPAQ Computer	CPQ	NA	NA	NA	NA
Data General	DGN	NA	0.0	0.0	0.0
Dell Computer	DELL	32.0(b)	20.0	503.0	1.9
Digital Equipment	DEC	15.0	10.0	354.1	6.3
Hewlett-Packard	HWP	1,500(c)	13.2	724.0	1.1
International Business Machines	IBM	NA	81.5	7128.0	7.0
Silicon Graphics	SGI	None	0.0	0.0	0.0
Sun Microsystems	SUNW	0.0	16.1	456.1	3.1
Computers - Networking					
3Com Corp.	COMS	Rescinded(d)	0.0	0.0	0.0
Bay Networks	BAY	NA	NA	11.8	0.2
Cabletron Systems	CS	None	0.0	0.0	0.0
Cisco Systems	CSCO	5.0	5.0	322.8	0.6
Computers - Peripherals					
EMC Corp.	EMC	30.0(e)	2.6(e)	27.0(e)	0.2 (e)
Seagate Technology	SEG	$600.0	13.5	581.7	12.4
Computers - Software & Services					
Adobe Systems	ADBE	15.0	6.3	275.6	9.7
Autodesk Inc.	ADSK	5.0 (f)	2.2	67.3	3.9
Computer Associates Intl.	CA	18.8	7.0	317.0	1.1
Computer Sciences Corp.	CSC	NA	0.0	0.0	0.0
HBO & Company	HBOC	NA	NA	572.0	5.6
Microsoft Corp.	MSFT	NA	37.0	3101.0	2.0
Novell Inc.	NOVL	None	0.0	0.0	0.0
Oracle Corp.	ORCL	47.0 - Date Unknown	12.8	528.2	2.4
Parametric Technology	PMTC	6.0(g)	3.7	184.8	3.1
Unisys Corp.	UIS	NA	0.0	0.0	0.0

Table 4: S&P Technology Sector Share Repurchase Plans, 1997 - Cont'd

Company	Ticker	Announced Share Repurchase Plan (Millions)	Executed Share Repurchase Plan (Millions)	Aggregate Cost of Executed Share Buybacks ($ Millions)	Executed Share Buybacks as a % of Market Capitalization
Electronics - Component Distributors					
Grainger (W.W.) Inc.	GWW	5.0	4.2	$346.8	7.3%
Electronics - Defense					
Raytheon Co.	RTN.B	5.0(h)	1.7	94.0	0.5
Electronics - Instrumentation					
EG&G Inc.	EGG	NA	NA	28.1	3.0
Perkin-Elmer	PKN	NA	0.4	25.1	0.8
Tektronix Inc.	TEK	NA	67.0	3.8	0.2
Electronics - Semiconductors					
Advanced Micro Devices	AMD	NA	0.0	0.0	0.0
Intel Corp.	INTC	40.3(i)	43.6	3372.0	2.9
LSI Logic	LSI	5.0(j)	2.4	59.9	2.2
Micron Technology	MU	NA	0.0	0.0	0.0
National Semiconductor	NSM	NA	2.5(k)	63.0(k)	1.5 (k)
Texas Instruments	TXN	NA	0.8	86.0	0.5
Equipment - Semiconductor					
Applied Materials	AMAT	5.0(l)	2.7	78.2	0.7
KLA-Tencor Corp.	KLAC	None	0.0	0.0	0.0
Photography/Imaging					
Eastman Kodak	EK	2.0(m)	NA	850.0(m)	4.3(m)
IKON Office Solutions	IKN	5% of stk. outst.	4.4	112.2	3.0
Polaroid Corp.	PRD	5.0(n)	1.3	57.4	2.6
Xerox Corp.	XRX	1,000.0(o)	2.0	116.0	0.5
Services - Computer Systems					
Shared Medical Systems	SMS	None	0.0	0.0	0.0
Services - Data Processing					
Automatic Data Processing Inc.	AUD	NA	3.2	127.7	0.7
Ceridian Corp.	CEN	14.0	7.6	279.8	8.3
Equifax Inc.	EFX	$300.0(p)	4.1	129.1	2.6
First Data	FDC	20.4 (q)	27.1 (q)	1017.0	7.8
Note: Median					**0.8%**

(a) Amount of shares authorized for repurchase for cancellation on a post-split basis between January 30, 1997 and January 29, 1998.
(b) The company's Board of Directors authorized the repurchase of an additional 18 million shares of common stock subsequent to February 2, 1997.
(c) Share repurchase program authorized by the Board of Directors as of November 21, 1997.
(d) The company's previously announced share repurchase program was rescinded in 1997 Q2 due to concerns related to SEC Staff Accounting Bulletin No. 96.

Table 4: 1997 S&P Technology Sector Share Repurchase Plans - Cont'd

(e) Data relate to the company's announced January 1996 stock repurchase plan, which was rescinded in November 1996.
(f) Announced in March 1996.
(g) The 6-million-share repurchase plan announced on September 11, 1997 supplements the existing 6-million-share program implemented on May 12, 1994. Since the inception of the May 1994 plan, about 5.8 million shares have been repurchased.
(h) Share repurchase plan authorized in January 1998.
(i) Number of shares that remain available under the company's ongoing 280 million share common stock and step-up warrants repurchase program as of December 27, 1997.
(j) Amount of share repurchase program authorized by management in August 1997.
(k) Data reflect fiscal 1995 and 1996 share repurchases.
(l) Stock repurchase plan authorized in March 1996 (through March 2001) in order to reduce dilution from the company's stock-based employee benefit and incentive plans.
(m) Number of shares repurchased against the $2-million program announced in 1996 Q2.
(n) The share repurchase program announced in October 1997 includes about $30 million remaining from the $100-million common stock buyback plan approved in January 1995.
(o) Data relate to the company's February 1996 share repurchase plan, which was suspended in 1997 Q2 in connection with the acquisition of the remaining interest in Xerox Limited.
(p) As of December 31, 1997, approximately $223 million remained available for share repurchases.
(q) The 20.4-million-share repurchase program authorized and executed in 1997 was designed to meet the conversion requirements of $443.1 million of senior convertible debentures.

Note: These data are based on published information and do not reflect Goldman Sachs estimates.

Source: Company 10-Ks.

Accounting for ESOs: The "Great Debate" Continues

There Are No Easy Answers

The great debate on accounting for ESOs continues to rage. ***Financial statement users continue to confront ongoing issues regarding the usefulness of FAS 123 pro forma footnote disclosures and their applicability to earnings and valuation models at the micro (i.e., company-specific) and macro (overall equity market) level.*** Unfortunately, complexities abound. There are no easy answers to the common questions posed for a number of reasons.

First, FAS 123, the current guideline governing accounting for stock-based employee compensation, does not require companies to expense the compensation costs related to their ESO programs. Firms have the choice of either (1) applying an existing stock option pricing model, such as Black-Scholes, to determine their ESO-related compensation cost and flowing this expense directly through the income statement, or (2) continuing to apply Opinion 25 (the old guideline), in which ESO-related expense was generally not recorded or recognized.

Second, conventional stock option pricing models do not account for the restrictions and limitations associated with ESOs — namely, the fact that they are (1) not traded on a secondary exchange, (2) nontransferable, and (3) illiquid. The failure of these models to reflect these unique aspects of ESOs can result in a ***material overstatement*** of their related fair values, in some cases. In addition, because ESOs cannot be sold in the secondary market, many analysts and academics argue that a pricing model for American options, which allows for exercise prior to expiration, may be more appropriate than the Black-Scholes model.

Third, the fair values derived are highly contingent on the inputs and assumptions that are incorporated into the stock option pricing model. In some cases, a wide range of potential fair values may be calculated. In particular, small changes in inputs related to stock volatility or dividend yield could have a significant impact on the derived fair values of ESOs. Firms with a combination of high-return volatility and low dividend yield tend to have higher ESO-related expenses than those with low-return volatility and high dividend yield.

Fourth, the fair values disclosed under FAS 123 are reflected for ESOs granted subsequent to December 31, 1994. Many of the programs implemented since then have not yet vested. When they do (beginning around the year 2000), companies will be able to adjust earlier estimates with actual vesting histories. In addition, compensation costs associated with employee stock option programs granted prior to December 31, 1994 continue to be accounted for under the provisions of Opinion 25, which does not mandate detailed pro forma disclosures.

ESOs Have Value

The Problem: Assessing the Overall Economic Cost of ESO Plans

Few would argue that ESOs are a form of deferred compensation that have value. The debate surrounds how this form of compensation should be reflected in companies' financial statements. In general, the lack of precision in existing stock option pricing models when applied to ESOs should not deter financial statement users from incorporating pro forma FAS 123-related expense disclosures into earnings and valuation models. These disclosures reflect managements' "best estimate" of the overall compensation costs related to ESOs and, hence, the potential drag on future accretion in value for a firm.

Care must be taken, however, in applying pro forma FAS 123 data. These compensation expenses can, in a sense, be viewed as "moving targets" (i.e., underlying stock price volatilities change continuously; ESO programs may be provided to employees on an ongoing basis). ***Nonetheless, they are proxies for a portion of the economic costs firms assume in granting ESOs to their work force.***

ESO Fair Values Must Be Applied on a Pro Rata Basis

In addition, the aggregate fair values of ESO plans must not be used to determine the potential impact of FAS 123-related expenses on annual net income. Firms are required to recognize

compensation cost stemming from ESOs on a *pro rata basis* over the period(s) that the related employee services are rendered (i.e., the vesting period). Failure to apply this methodology will result in a material *overstatement* of annual FAS 123-related charges. *Indeed, some of the published estimates of ESO costs make the basic error of assuming that all options are exercised simultaneously.*

Assessing Aggregate ESO-Related Costs: Share Buybacks and Immunization

Some analysts and academics argue that in offering generous ESO programs, some companies face potential ancillary (or "unrecognized") liabilities that are not reflected in FAS 123 footnote disclosures. They result from the need for some firms to (1) engage in significant share repurchase programs to offset the dilutive impact of their ESOs on exercise and/or (2) immunize themselves against potential future dilution by purchasing options from private dealers (at negotiated premiums) to buy the same number of shares as those granted to employees, at the same terms. (There is oftentimes incentive for corporate managements that issue generous ESO programs to substitute share repurchases for dividend payouts; such decisions may be influenced by the inverse correlation between expected future dividend payments and option value, as derived by the Black-Scholes model.) These expenses can be added to FAS 123 pro forma compensation costs to derive the *aggregate* economic cost of ESOs to a firm.

These obligations are, however, currently recognized separately in firms' income statements, balance sheets, statements of shareholders' equity, and/or cash flow statements. The "full cost" approach would, in fact, lead to a double counting of these expenses.

How Much *Would* It Cost?

In Table 4, we list the share repurchase programs announced and executed by companies that comprised the S&P technology sector in 1997. In some cases, financing cash outflows from share buybacks are quite dramatic. There is a relatively wide variation in the dollar amount of 1997 executed share buybacks as a percentage of total market capitalization. *Importantly, the median is about 0.8%.*

Technical Details of FAS 123

The FASB's Original Proposal Unleashed a Torrent of Controversy

In June 1993, the FASB released an Exposure Draft (ED) that would have *required* firms to recognize the fair value of ESOs as compensation expense in their income statements. This proposal unleashed a torrent of controversy. Those opposed to the ED argued that it had the potential to (1) raise the cost of capital; (2) reduce net income as much as 8%, on average, for some of the most adversely-affected companies; and (3) jeopardize the existence of broad-based stock option programs, possibly hindering the competitiveness and entrepreneurial spirit of many high-tech and emerging growth companies. These firms tend to operate in industries such as computer hardware and software, computer services, semiconductors, telecommunications equipment, and biotechnology.

ESO Valuation Presented the Greatest Hurdle for the FASB

In addition to concerns surrounding the potential effect the original proposal might have on the job growth and capital formation at many smaller-cap and emerging growth companies, the valuation issue ultimately emerged as one of the major sticking points for the FASB. It determined that ESOs have fair value and should be recognized as compensation expense in firms' income statements; however, the FASB acknowledged the shortcomings of conventional stock option pricing models, such as the Black-Scholes and binomial models, when they are applied to ESOs, which are nontradeable, nontransferable, and illiquid. Hence, these standard models tend to significantly *overstate* the actual fair value of ESOs because they do not account for all of the restrictions and limitations associated with broad-based ESO programs. Their reliability and accuracy as valuation tools are subject to question.

Opinion 25: ESO-Related Compensation Expense Is Not Generally Recognized

Under Opinion 25, compensation cost for fixed-stock option plans was based on the intrinsic value

of the option (i.e., the difference between the market value of the underlying stock and the exercise price of the option) on the measurement date. As a result, ***most firms designed their option plans so that the stock price and the exercise price are the same (at-the-money) on the date they are granted. Therefore, no compensation cost was generally recorded or recognized.*** FAS 123 attempts to address this major "loophole."

FAS 123: A Choice Is Given

Under FAS 123, firms are given the choice of either (1) adopting a new fair value method of accounting for ESOs as of the grant date and recognizing related compensation expense in their financial statements or (2) continuing to apply Opinion 25, provided that they disclose pro forma net income determined as if the fair value-based method had been employed in measuring compensation cost. Regardless of the method selected to account for employee stock-based compensation, all firms are required to follow a specific set of disclosure guidelines. The new standard became effective in 1996.

The FASB Encourages Firms to Estimate ESO Fair Value Using Conventional Stock Option Pricing Models

FAS 123 requires companies that adopt the new fair value method of accounting for ESOs to use an option pricing model that takes into account the exercise price and expected life of the option, the price of the underlying stock at the grant date and its expected volatility, expected dividends on the stock, and the risk-free interest rate for the expected term of the option. This would include the Black-Scholes or binomial stock option pricing models. Adjustments to the estimated fair value of ESOs at the grant date are ***not*** permitted for changes in the price of the underlying stock or its volatility, the life of the option, dividends on the stock, or the risk-free interest rate.

Nonpublic entities are required to implement a minimum value approach, in which they estimate the value of their options based on the variables listed above, except for expected volatility.

Compensation expense associated with stock-based compensation awards that are ultimately settled in cash are measured each period based on the current stock price.

Vesting Is One of the Keys to Estimating ESO Fair Value

The total amount of compensation recognized for an award of stock-based compensation to employees is based on the number of instruments that eventually could become vested. Previously recognized compensation cost is ***not*** reversed if a vested ESO expires unexercised. Compensation cost is ***not*** recognized for awards that employees forfeit either because they fail to satisfy a service requirement or because the entity does not achieve an enterprise-specific performance condition.

Accounting for Expected ESO Forfeitures

If a significant number of employees is expected to forfeit their nonvested awards because they did not fulfill the service requirements for vesting, the FASB gives the employer the option of (1) basing accruals of compensation cost on the "best estimate" of the number of options or other equity instruments that are expected to vest at the grant date and revising that estimate, if necessary, as subsequent information becomes available or (2) accruing compensation cost as if all instruments granted were expected to vest and recognizing the effect of actual forfeitures when they occur. If either service- or performance-related conditions apply, companies are permitted to adjust the estimated fair value of ESOs at the grant date for subsequent changes in the expected or actual outcome of these criteria until the vesting date.

Firms Are Required to Pro-Rate ESO-Related Compensation Expense over the Employees' Service Period

In addition, firms are required to recognize compensation cost stemming from ESOs on a pro rata basis over the period(s) that the related employee services are rendered; shareholders' equity (i.e., paid-in capital) is credited if the award is for future service. ***Companies are not permitted to reverse already-recognized compensation cost if an already-vested ESO expires unexercised.***

A modification of the terms of an award that makes it more valuable is treated as an exchange of the original award for a new award.

Disclosure Requirements

Under FAS 123, firms that continue to apply Opinion 25 are required to disclose the pro forma net income and, if earnings per share is presented, pro forma earnings per share as if the fair value method of accounting had been used to account for stock-based compensation cost. The pro forma amounts reflect the difference between compensation cost, if any, included in net income in accordance with Opinion 25 and the related cost measured by the fair value approach, as well as additional tax effects.

All companies must disclose the following information ***regardless*** of the method selected to account for employee stock-based compensation:

- the number and weighted-average exercise prices of options for groups of options that are (1) outstanding at the beginning of the year, (2) outstanding at the end of the year, (3) exercisable at the end of the year, (4) granted, (5) exercised, (6) forfeited, or (7) expired during the year;
- the weighted-average grant-date fair value of options granted during the year. If the exercise prices of some options differ from the market price of the stock on the grant date, weighted-average exercise prices and weighted-average fair values of options shall be disclosed separately for options whose exercise price equals, exceeds, or is less than the market price of the stock on the grant date;
- the number and weighted-average grant-date fair value of equity instruments other than options. This would include shares of nonvested stock granted during the year;
- a description of the method and significant assumptions used during the year to estimate the fair value of options, including the weighted-average, risk-free interest rate, expected life, expected volatility, and expected dividends;
- total compensation cost recognized in income for stock-based compensation awards; and
- the terms of significant modifications to outstanding option grants.

Many corporations grant options under multiple stock-based employee compensation plans. These firms are required to provide the information listed above separately for different types of awards if differences in the characteristics of the awards exist that would make separate disclosure important to an understanding of their use of stock-based compensation.

Tax Consequences of Equity Instruments Awarded to Employees

Income tax regulations permit tax deductions for stock-based employee compensation arrangements. Compensation cost recognized under FAS 123 is measured based on the fair value of an award to an employee. Under existing U.S. tax law, allowable tax deductions are generally measured at a specified date as the excess of the market price of the related stock over the amount the employee is required to pay for the stock. The ***time value*** component of the fair value of an option is not tax deductible. ***Therefore, tax deductions generally arise in different amounts and in different periods from compensation cost recognized in financial statements.***

As a result, tax-deductible temporary differences may arise. FAS 109, the current standard governing income tax accounting, specifies that the deferred tax benefit (or expense) that results from increases (or decreases) in that temporary difference as additional service is rendered (and the related cost is recognized) is recorded in the income statement. Recognition of compensation cost for an award that ordinarily does not result in tax deductions under existing tax law does not result in a deductible temporary difference.

If a deduction reported on a tax return for a stock-based award ***exceeds*** the cumulative compensation cost recognized for financial reporting, then the tax benefit for that excess deduction is recognized as additional paid-in capital. If the deduction reported on a tax return ***is less than*** the cumulative compensation cost recognized for financial reporting, then the writeoff of a related deferred tax asset, if any, shall be recognized in the income statement.

Goldman Sachs Research Centers

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Stock Ratings

GL = Global Priority List *	TB = Trading Buy	MP = Market Performer
PL = Priority List	MO = Market Outperformer	MU = Market Underperformer
RL = Recommended List	***Also On Region's Priority or Recommended Lists**	

THE ISS FRIDAY REPORT™

A Weekly Review of Corporate Governance News

April 24, 1998 Vol. IX No. 17

Controversial NYSE Listing Rule; Companies Get Christmas in April

by Patrick S. McGurn, Director, Corporate Programs

With neither the New York Stock Exchange (NYSE) nor the SEC having received a single written comment from investors, the Commission recently allowed the NYSE to formally open several wide loopholes that could seriously truncate the power of shareholders to approve stock option plans.

Under the new rules, companies do not have to submit plans for shareholder approval if they are "broad-based." A plan is deemed broad-based if at least 20 percent of an issuer's employees—the *majority* of whom must be neither officers nor directors—are eligible to participate. According to existing NYSE rules, broad-based plans do not require shareholder approval. Although the NYSE denies that the new rules represent a significant change from its existing interpretation of its shareholder approval requirement, the action sends a strong signal to NYSE-listed companies that they do not have to go to investors for approval of qualified broad-based option plans that cover officers and directors.

Defending its actions, the NYSE notes that it has shared its liberal view of what constitutes a broad-based plan with many listed firms in the past. It says the new rules merely formalize this practice and are meant to stem the flow of calls from listed firms asking for similar interpretations. Change or not, the formal adoption of the rules comes as an unwelcome surprise to investors, who find themselves hard-pressed to distinguish the costs of top executive plans from those of their new broad-based cousins. It may be welcome news, however, at hundreds of companies that already have qualifying plans in place, but were unaware of NYSE's liberal loophole.

No Comment

The rule change's curious path to approval began late last year, two days before Christmas, when the NYSE asked the SEC for a big present for its listed firms. On Dec. 23, NYSE proposed that the SEC approve modifications to the shareholder approval policy for stock-based compensation plans. The SEC published, in its Feb. 18 *News Digest*,

(continued next page)

BMW vs. Volkswagen In The Battle of Britain

by Jonathan Sefcik, Global Analyst

Volkswagen AG, Europe's largest automaker, is considering sweetening its offer to top rival BMW AG in the continuing battle over the future of Rolls-Royce PLC. Volkswagen's move comes just one week before the May 1 expiration date of Rolls-Royce parent company Vickers PLC's period of exclusive negotiations with BMW. On March 29, BMW made an offer of GBR 340 million ($566 million) with a commitment to invest an additional $1 billion. Currently the Bavarian company supplies engines and other components that make up 30 percent of Rolls' newest model, the Silver Seraph.

This relationship could represent a significant hurdle for VW, as BMW has threatened to stop delivery of the components. Regardless, VW announced this week that its supervisory board will meet April 25 to top BMW's bid by some $55 million. Some shareholders have stated that Vickers should consider any bid exceeding BMW's offer and would consider voting against the BMW offer if other bidders were to present viable alternatives.

Vickers announced earlier this year that it intended to sell the luxury automaker, attracting interest from Daimler-Benz AG, Volkswagen, and BMW.

But BMW seems unwilling to enter into a bidding war. According to a BMW spokesman, "We have made one offer and that's it." BMW CEO Bernd Pischetsrider added, "Should Vickers' main shareholders not support the management's recommendation to sell Rolls-Royce to BMW, then they might as well force management out." *from Reuters, 4/21/98; Bloomberg Business News, 4/6/98, 4/20/98* ▼

(Christmas, from page 1)

a cryptic, 30-word notice soliciting comments on a proposed NYSE rule change (Release No. 34-39659; File No. SR-NYSE-97-37) "relating to shareholder approval policy." It said the full proposal would appear in that week's *Federal Register*.

The official notice, which did not appear until the Feb. 23 *Federal Register* (Volume 63, Number 35, at pages 9036-9037), triggered the minimum comment period (35 days). Although no comments were received by the SEC by the end of that period, the staff apparently elected not to extend the comment period to the full, statutory 90-day maximum.

Santa finally delivered on April 8, when the rule change was approved with virtually no amending by the SEC's Division of Market Regulation. The final rule appeared in the *Federal Register* on April 15 (tax day). Unfortunately, ISS and other interested parties did not uncover the new rules until last week.

Approval of the changes came as a shock to investor groups, including the **Council of Institutional Investors** (CII). Notably, the CII had heard nothing from the SEC concerning the proposal and was not asked to comment despite ongoing discussions with the Division of Market Regulation over a number of unrelated issues.

Shareholder Approval

The old NYSE policy required listed companies to seek shareholder approval for all stock option plans that were not broad-based. The only exception was for stock or options issued as an "inducement" for employment to persons not previously employed by the company. Shareholder approval for NYSE purposes required the approval of a majority of the votes cast on the proposal based on a quorum of at least 50 percent of all eligible, outstanding voting securities.

Rightly or wrongly, most practitioners (and investors and issuers) read the old language as requiring shareholder approval of the addition of any new shares to any plan covering top officers or directors, but not of plans limited to lower-level employees. "As a prerequisite to listing, *the (NYSE) requires shareholder approval of plans in which stock may be acquired by officers or directors*, except for broad-based plans or arrangements (e.g., ESOPs)," stated Michael Katzke (emphasis added), a special counsel at **Sullivan & Cromwell**, in the February 1997 *Insights*. "Because shareholder approval is solely a requirement for new shares, [approval] is not necessary if a company does not use newly issued shares for a stock option plan, but instead uses treasury shares or shares repurchased on the open market."

Katzke suggested that issuers could sidestep shareholder approval by bifurcating a single option plan into two components: an officer/director plan using treasury or repurchased shares, and a plan for lower level employees using newly issued shares. Notably, Katzke cited communications with NYSE staff over the issue of whether plan amendments must be approved. "NYSE staff have stated informally that increasing the level of newly issued shares under the plan and materially modifying eligibility requirements may require approval," he said.

Adoption of plans covering lower-level employees without shareholder approval has become common in recent years. Matt Ward, CEO of compensation consultant **West Ward Pay Strategies**, has called attention to the "alarming trend" of fast-growth companies granting "meaningful" option amounts to "broad employee groups" via so-called "shadow" option plans. "Shadow option plans are adopted without shareholder approval by carefully selecting plan terms and participants to avoid the legal requirements for shareholder approval at various regulatory levels," said Ward in the Spring 1998 *ACA Journal*.

Approval

As drafted, the proposed rule change sought to amend the policy to exempt from shareholder approval non-broad-based plans in which:

- No single officer or director acquires more than one percent of the shares of the issuer's common stock outstanding at the time the new plan is adopted, and
- The cumulative dilution of all non-broad-based plans of the issuer does not exceed five percent of the issuer's common stock outstanding at the time the new plan is adopted.

Based on a review of non-broad-based plans for a not-so-robust sample of 29 listed companies, which found average dilution for such plans was 3.35 percent, the NYSE opined that a five-percent cumulative threshold "will protect shareholder interests while affording issuers reasonable flexibility in establishing their compensation policies."

Broad-Based Plans Defined

NYSE also proposed (for the first time) a formal, SEC-endorsed definition of a broad-based plan. The definition generally would require a review of several factors, including the number of persons covered by the plan and the nature of the company's employees (for example, whether they are compensated on an hourly or salaried basis). The NYSE said it will invite companies to discuss their proposed plans with its staff to seek guidance on whether the NYSE considers such plans to be "broadly-based."

To provide a level of "certainty" for listed companies, the NYSE said it simply sought to codify the current "rule of thumb" that it used in determining whether a plan is broadly based. As such, the proposed definition included a "non-exclusive 'safe harbor'" for any plan in which at least 20 percent of an issuer's employees are *eligible*, the *majority* of whom are neither officers nor directors.

The NYSE also sought to broaden the exception for stock or options issued as an inducement for employment to a person not previously employed by the company, to state that it must be a "material" inducement (a lesser legal standard than the exiting "essential" inducement requirement) to enter into an employment contract with the company. The NYSE argued that it is difficult, if not impossible, to conclude that any single item is essential to a person's entering into an employment contract. Rather, it believed that a "materiality" standard would be more workable, yet still would achieve the NYSE's goal of ensuring that the stock option grant be an important aspect of an employment decision.

In conclusion, the NYSE stated that its proposed changes would "protect investors and the public interest."

Approval

The SEC lauded the changes proposed by the NYSE for providing listed companies with more flexibility in issuing stock option or stock purchase plans while still "adequately protecting shareholder rights to approve those plans that will have a material effect on their equity." With a presumably straight face, the Commission also said the rule change protects investors and the public by providing greater flexibility for issuers to adopt certain non-broad-based plans while preserving the "significant shareholder approval rights afforded under the policy."

The SEC said the proposed rule change should protect investors' rights by exempting from "shareholder approval only those plans in which a single officer or director does not acquire more than one percent of the shares of common stock outstanding at the time the plan is adopted, and where the cumulative dilution of all non-broad-based plans does not exceed five percent of the common stock outstanding at the time the plan is adopted." The commission opined that the one-percent and five-percent thresholds "appear to adequately safeguard shareholders' rights by still requiring approval of those plans that will have a material effect on shareholder equity while allowing a listed company appropriate flexibility in establishing compensation policies."

The commission also stated its belief that the "Exchange's definition of 'broadly-based' plan is reasonable." Although it noted that the NYSE's proposed language does not generally correspond to definitions regarding the scope of stock option plans used in other contexts (for example, Sections 401(a)(26), 410, and 423 of 26 U.S.C. 401(a)(26), 410, and 423 of the Internal Revenue Code or Section 201(2) of 29 U.S.C. 1051(2) of the Employee Retirement Income Security Act), the commission endorsed the notion that "all plans" that meet the 20-percent test will be considered "broadly-based" by the NYSE and thus will avoid shareholder approval.

Finally, the SEC agreed that it is reasonable for the NYSE to amend Paragraph 312.03(a)(3) to require that a stock option grant be a "material" inducement, rather than an "essential" one, to a person's entering into an employment contract, "based on the Exchange's belief that a 'materiality' standard will be more workable, yet still will achieve the NYSE's goal of ensuring that the stock option grant be an important aspect of an employment decision in order for it to qualify as an exemption to the requirement of shareholder approval."

Skipping Shareholder Approval

In essence, the proposal may allow many companies to reconfigure their proposals to skip shareholder approval for stock plans covering top executives and directors.

Few companies will be able to squeeze in under the NYSE's one-percent/five-percent test for plans covering only top executives and directors. Most companies already have well in excess of five percent of the outstanding shares reserved under all of their existing plans covering officers and directors. Some large-cap, NYSE-listed companies, however, may look to bifurcate their future plans to take advantage of this new safe harbor at some time in the future.

Undoubtedly, companies will also make widespread use of the lower standard for exempting large grants for new hires. In this day and age, it is hardly a stretch to conclude that a mega-option grant is a "material" inducement for landing a top-flight executive.

Most companies, however, will zero in on the formalized loophole for broad-based plans. A November 1997 study by compensation consultant **William M. Mercer, Inc.**, found that approximately 30 percent of 350 of America's largest companies already provide—at least on paper—for broad-based stock options programs, under which at least 50 percent of all employees are eligible to receive grants.

Since the NYSE standard is broad-based "eligibility," not broad-based grants, it will encourage sham arrangements designed to meet NYSE's definition for broad-based plans. The Mercer study, for example, noted that only a "small percentage [ten percent]" of the surveyed companies (about one-third of the surveyed firms with broad-based plans) "have actually made grants to a broad number of employees, or have announced their intention to do so." Subject to the few remaining requirements for shareholder approval (see below), these firms could adopt plans that include officers and directors without asking shareholders. Since the NYSE staff also could waive shareholder approval for firms that fall short of the 20-percent eligibility standard, the requirement is at best porous and at worst open-ended.

The NYSE insists that it will monitor actions by listed companies to prevent abuses. But given the NYSE's open-door interpretation of policies in other areas (most notably in providing leeway for unequal voting rights schemes that arguably run counter to its "no disenfranchisement" listing standard), there should be skepticism about their gatekeeping role in this area.

Remaining Hurdles

The NYSE's action cuts one more major strand from the complex web of legal requirements that encourage or force companies to seek shareholder approval of stock-based compensation plans. Notably, the SEC cut the thickest strand when it amended Rule 16b-3.

Section 162(m) of the Internal Revenue Code, for example, states that in order for compensation to be treated as "performance-based," and therefore deductible without regard to the $1 million cap covering the top five named executives, the "material terms" of the performance goals under which the compensation is to be paid must by approved by shareholders. Once approved, however, stock option plans do not require reapproval unless the material terms of the performance goal are changed. Adding more shares is not a material modification. In addition, the federal tax code requires that stock plans providing grants of incentive stock options (ISOs) be approved by shareholders within 12 months before or after the plan is adopted.

Will most companies risk a thumbs-down from shareholders on their plans to maintain deductibility or to retain the right to issue ISOs? Probably not, even if giving up the tax benefits will open directors up to potential legal liability.

State law is the final legal hurdle. New York is the only major company domicile, however, that requires shareholder approval of option grants. Delaware, the leading mailing address for U.S. companies, does not. Notably, New York companies locked horns with organized labor last year over a proposal to amend New York statute to drop the shareholder approval requirement. In the end, the legislature kept the approval requirement, but lowered the number of votes needed for passage. Expect renewed pressure to eliminate the vote requirement in New York or a flight of companies from the state to more hospitable jurisdictions.

Policy of Containment

Given that the NYSE rule change is a done deal, activist shareholders may focus their efforts on stopping the extension of the loopholes to the other stock exchanges. Notably, the NASDAQ stock market, with hundreds of high-tech companies with broad-based plans already in place, must be champing at the bit to join this "race to the bottom." NYSE officials reportedly argue that formal rule changes by the NASDAQ and the other exchanges may not be required, since the major issue is their interpretations of existing language concerning the definition of a broad-based plan.

At the same time, activists are likely to ask the SEC to revisit its action at the NYSE. In this regard, barring any change in the NASDAQ's listing requirements is key. The SEC may be willing to revisit the NYSE rules if the alternative is cutthroat competition for listings resulting from the gap in shareholder approval requirements.

Many companies will continue to allow shareholders to approve stock plans simply because they believe that it is the right thing to do. Other firms, however, may decide to skip approval. If the NYSE rule change stands, investors' most likely reaction may be to withhold votes against directors (either members of the compensation committee or the full board) if they decide against

allowing shareholder approval of plans covering top executives and directors in the future.▼

ISS Recommends Withholding Votes From Occidental Petroleum Directors

by Eric Williams, Senior Analyst

Shareholders of **Occidental Petroleum Corp.** have the chance to send a signal of strong dissatisfaction to the board at the company's May 1 shareholder meeting. Because the company has entered into egregious compensation contracts with its CEO/chairman and president, ISS recommended that shareholders withhold votes from the directors up for reelection.

In September 1997, the board approved restructured employment agreements for Chairman and CEO Ray Irani and President Dale Laurance. Though ISS applauds the restructuring, which will reduce Irani's fixed salary, eliminate fixed bonus and stock awards, and significantly eliminate Irani's special post-employment contractual retirement benefits, the company found it necessary to pay Irani $95 million in cash and Laurance $17 million in cash to accept the new agreements (the Compensation Committee hired outside consultants to determine the value of the benefits surrendered by the executives).

In a conversation with ISS, Laurance stated that the original employment agreements were necessary in order to attract qualified individuals to run the company. At the time Irani and Laurance entered into the agreements, the company had substantial debt and its outlook was bleak. According to Laurance, the only way the company could attract qualified candidates was to offer employment contracts like the ones he and Irani received.

Statements like this have left several groups looking for the performance to justify such compensation. Irani's 1997 compensation placed him fourth on *Business Week's* list of highest-paid CEOs. The Teachers' Retirement System of Louisiana is suing the company for breach of fiduciary duty. Compensation consultant Graef Crystal said, "Occidental is giving Ray Irani the best of all worlds, and he's a lousy performer." Kevin Murphy, professor of finance at the University of Southern California, said that "shareholders should demand an accounting of the $95 million" and that "his salary base was [already so] high it was almost obscene." Groups are especially concerned about the large payment because of the company's continued poor performance. Since 1990, the company's stock price has risen just ten percent. The company's revenues and income from operations have dropped by $532 million and $141 million, respectively, from fiscal year-end 1995 to fiscal year-end 1997. Because of Irani's compensation and the company's poor performance, *Business Week* also placed him third on its list of highest-paid executives who gave shareholders the least value in return.

Far from enhancing performance, the cash payments to Irani and Laurance actually reduced the company's third quarter earnings by approximately 28 percent. The company does not disclose the value of the retirement benefits under Irani's previous agreement, but the fixed cash and stock compensation was equivalent to approximately $4.5 million per year. Under the new agreement, Irani will receive a minimum salary of $1.2 million and may, depending on performance, receive a cash bonus and stock awards. To compensate Irani for the reduction in his fixed compensation of $3.3 million and the elimination of certain retirement benefits and related compensation, the company paid him $95 million, undermining any incentive for restructuring the contract in the first place. Not taking into account his contractual retirement benefits and related compensation, Irani would need to work for 29 years under his previous contract before the difference in his old and new fixed compensation would total $95 million.

ISS realizes that large compensation packages are sometimes necessary in order to reward good performance. However, Occidental's performance has been mediocre at best. The company's five-year shareholder return is 10.7 percent, which is far below the 22.4 percent five-year return of the S&P 500 Index. Furthermore, the company's fiscal 1997 income from continuing operations was just $217 million, or $0.39 per share. This compares to $1.30 per share in 1996 and $0.83 per share in 1995.

ISS believes the board's actions in initially adopting the agreements and now in the restructuring of the agreements were not done with shareholders' best

IRRC

Corporate Governance Highlights

Vol. 9, No. 17 *April 24, 1998*

NYSE Expands Loophole to Avoid Shareholder Votes on Option Plans

A NEW STOCK PLAN APPROVAL POLICY intended to provide companies greater flexibility to adopt stock option plans without obtaining shareholder approval went into effect this month. Over time, the new rule should contribute to shareholders' seeing fewer stock option plans on their proxy cards.

The change was initiated by the New York Stock Exchange when it filed proposed amendments to its Listed Company Manual with the SEC on Dec. 23, 1997. Citing recent changes to SEC Rule 16b-3 (which relaxed shareholder approval requirements for stock option plans) and at the urging of its listed companies, the exchange convinced the SEC that further changes and clarifications to its policy needed to be made.

The commission quietly published notice of the proposed change in the *Federal Register* on Feb. 23, 1998, summarizing the proposal and inviting comments from interested parties. The SEC received no comments on its notice during the following two-month comment period, which ended March 16, 1998. Some shareholders have complained that the exchange and the SEC took a stealth approach to a significant shift in policy.

The fact that no comments were received in the two-month period is telling. In contrast, for example, recent SEC-proposed changes to its shareholder proposal policy have drawn comments from nearly 1,200 interested parties. "It's obvious that nobody knew about this," says Ann Yerger of the Council of Institutional Investors, pointing out that there was no informal dialogue about the proposed change between her organization and the exchange or the SEC, as normally would be the case. Kurt N. Schacht, chief legal counsel of the State of Wisconsin Investment Board, says "there was no meaningful notice or opportunity for comment." The Feb. 23 SEC notice says, "No written comments were either solicited or received," by the exchange prior to its submission of the rule change to the SEC.

The previous policy required companies listed on the exchange to seek shareholder approval of all stock option plans that were not "broadly-based," with companies frequently consulting the exchange and the SEC on a case-by-case basis of the application of the policy's open-ended language to a particular plan. A summary of the new rule was published in the *Federal Register* on tax day—April 15, 1998. As stated in that summary, the new rule exempts from shareholder approval:

> only those plans in which a single officer or director does not acquire more than 1 percent of the shares of common stock outstanding at the time the plan is adopted, and where the cumulative dilution of all *non*-broad-based plans does not exceed 5 percent of outstanding shares at the time of the plan's adoption.

One-time stock or option grants issued as an inducement for employment continue to be exempt from shareholder approval requirements under the rule change. However, the standard is now relaxed so that grants that are "material" inducements—as opposed to "essential"—are exempt.

THE NEW RULE DEFINES A "BROAD-BASED" PLAN as one under which at least 20 percent of employees are eligible to receive awards, the majority of whom are neither officers nor directors. According to the SEC's summary published in the Feb. 23 *Federal Register*: "This is based on the current 'rule of thumb' the Exchange uses in determining whether a plan is broadly-based."

The SEC says the rule is intended to be a non-exclusive safe-harbor for companies, so that plans that do not meet the 20 percent threshold are not automatically deemed narrowly-based by the SEC. The final notice of adoption of the rule in the April 15 *Federal Register* again says "this is based on current interpretations used by the exchange." Schacht, on the other hand, says this is "*not* business as usual. The practice of adopting stock option plans without shareholder approval has not been widespread," among NYSE-listed companies. He calls the change "one of the more watershed events that we have witnessed in recent years in the area of corporate governance."

COMPANIES HAVE BEEN GRANTING OPTIONS to a significant portion of their work forces in recent years. In 1997 and so far in 1998, an average of about 70 percent of all option awards granted by Super 1,500 companies in a fiscal year went to employees other than the top five executive officers. The rule change was designed to afford companies flexibility in establishing compensation plans that could further this trend.

Will the new rule, which governs the conduct of the 3,046 companies listed on the New York Stock Exchange, trigger a sudden drop in the number of stock option plans that shareholders have the opportunity to vote on? Some institutional investors think it will. One official said companies have had a loophole to avoid submitting plans for shareholder approval, but their lawyers have interpreted the loophole conservatively. Now that the New York exchange is

spelling it out, he says, lawyers will "interpret it aggressively," and many companies will opt against putting plans to shareholder votes.

The rule went into effect on April 8, 1998. So far in 1998, proposals to adopt stock option plans are coming at a rapid clip. In 1997, IRRC tracked a total of 284 new stock option plan proposals by year-end, 108 of which included all employees in the pool of individuals eligible to receive option grants. So far in 1998, IRRC has tracked 135 stock option plan proposals, with a slightly larger proportion of them (60 plans) permitting all employees to receive option awards.

Institutional investors are expressing surprise and concern about ramifications of the change. "It opens the floodgates, and we're extremely concerned about it," says SWIB's Kurt Schacht, for example. Other exchanges may follow NYSE's lead by either seeking SEC approval of similar changes to their listing requirements or by incorporating the exchange's already-approved rules into their own. The Council of Institutional Investors is "currently considering all our legal options" in attempting to reverse the change, according to Ann Yerger. That won't be necessary if exchange officials decide to change it on their own, in light of the storm of complaints they are receiving from the investment community over the matter. But are they likely to? "I don't suspect they will," says Yerger.

Company Reprices in Face of Binding SWIB Proposal

CARDIOTHORACIC SYSTEMS **DIDN'T LOSE HEART** *in its defense of options repricing, despite being the target of* a pointed attack by the State of Wisconsin Investment Board. In January 1998, after receiving SWIB's binding shareholder proposal that would require shareholder approval for any repricing of options, CardioThoracic went ahead and repriced options for "a couple of officers, one director and some consultants," according to a spokesman.

The company, based in Cupertino, Calif., makes instruments and systems for performing minimally invasive cardiothoracic surgery.

CardioThoracic disclosed in the proxy statement for its May 19 meeting that it had undertaken an option exchange program for executive vice president and COO Jeffrey G. Gold. The officer was awarded options on 190,000 shares in 1997, at exercise prices ranging from $7.688 to $21.125 per share. The options were exchanged on Jan. 6 for equivalent options with an exercise price of $5.50.

CardioThoracic granted options on a total of 1.6 million shares in 1997. The spokesman said the January repricing, which was the first involving an officer, did not cover all of those shares. But the company repriced shares for non-officers on one earlier occasion, apparently in 1997. The spokesman noted the company was not required to disclose information on repricing of options for non-officer employees, and said disclosure on the January repricing is not required until the 1999 proxy statement. He said the company provided some information because of the SWIB resolution.

In the proposal, SWIB criticizes high dilution levels at the company. If the proposal is approved, potential dilution will be 22.1 percent. SWIB says that repricing, "especially when additive to high potential dilution, is an abuse of the incentive compensation process." The investment board says that "by engaging in the practice of repricing, the company cancels any negative impact to option holders, essentially rewarding the only people with a direct hand in controlling underperformance."

CardioThoracic responds that options can be under water due to factors "beyond the company's control, such as stock market pressures and trends." Underwater options provide little incentive to employees and "may result in employee attrition." When the board makes the good faith judgment that this situation is damaging, says the company, it should have the flexibility to replace the options. In each of its two decisions to authorize option exchange programs, the board concluded that "because of the risk to the company of employee attrition in the highly competitive Silicon Valley employment market, the adoption of an option exchange program would be in the best interest of all stockholders." The company says SWIB is the only entity that has written requesting a change in policy, and the SWIB proposal "would be unnecessary, time consuming and wasteful of the company's money."

Despite the flagrant repricing, SWIB faces an uphill battle in winning majority support from CardioThoracic shareholders. The company has heavy insider ownership, with directors and officers owning 32.6 percent of shares. Institutional ownership is 25.2 percent, according to Standard & Poor's. Last year, the company was among the few that succeeded in switching to staggered election of directors, which many large institutional investors don't like. The company's proposal was approved by 69.3 percent of the shares voted.

CardioThoracic's stock price has been highly volatile, and closed on April 23 at $5.50. The repricing increased one estimate of the present value of Gold's 1997 options from $379,500 to $619,400.

STORMEDIA **SHAREHOLDERS ALSO WILL VOTE** on a SWIB shareholder proposal to require shareholder approval for options repricing. The Santa Clara, Calif. company's proxy statement is not yet out, but in its 10K it says it repriced "approximately 991" options, in June 1997. The company repriced options in September 1996 for substantially all employees, excluding executive officers.

SEC disclosure requirements on option repricing focus on options held by named executive officers, and neither StorMedia nor CardioThoracic volunteered much on options repricing for employees generally. SWIB is concerned not only about repricing for executives, but also for broader employee groups. CardioThoracic's repricing for consultants also may be controversial.

SWIB TOOK ON YET ANOTHER CALIFORNIA COMPANY this week, in urging shareholders to defeat an option plan proposed by ***Auspex Systems***. SWIB says the plan is excessively dilutive, and criticized it for expressly permitting repricing of options. Auspex has a history of repricing, and saw an earlier version of the plan defeated at the

College Retirement Equities Fund
No Action Response
Dated February 28, 2002
Regarding
No-Action Request by Cadence Design Systems, Inc.
Dated February 8, 2002

Exhibit 3

Index of Academic Articles

Option Plans: Dilution and Shareholder Voting
Academic Articles
(Organized by Date)

Publication	Title	Date	Author	Comment
McGraw-Hill (book)	The Complete Guide to Executive Compensation	2002	Bruce R. Ellig	Comprehensive approach to subject. Extensive chapter on long-term incentives includes discussion of equity compensation generally, including interplay of broad-based plans and executive pay. "Most shareholders want management to grant them the right to approve option and other stock-based compensation plans because of their dilution potential." (p. 359.)
Journal of Financial Economics	When a Buyback Isn't a Buyback: Open Market Repurchases and Employee Options	02/2002	Kathleen M. Kahle	How stock options affect the decision to repurchase shares. Firms announce repurchases when executives have large numbers of options outstanding and when employees have large numbers of options currently exercisable. Moreover, once a repurchase decision is made, the amount repurchased is positively related to total options exercisable by all employees but independent of managerial options. This is consistent with managers repurchasing to maximize their own wealth and to fund employee stock option exercises.
Journal of Financial Economics	Linking Pay to Performance – Compensation Proposals in the S&P 500	12/2001	Angela G. Morgan and Annette B. Poulsen	Includes analysis on shareholder voting on option plans at S&P 500 firms. Plan participant type and voting recommendations significantly affect the vote.
working paper	The Economic Dilution of Employee Stock Options: Diluted EPS for Valuation and Financial Reporting	Draft version 12/2001	John E. Core, Wayne R. Guay, and S.P. Kothari	Existing method for diluted EPS systematically understates dilutive effect of stock options, with implications for stock price valuation.
working paper	The Impact of Broker Votes on Shareholder Voting and Proposal Passage	11/16/ 2001	Jennifer E. Bethel & Stuart L. Gillan	Investigates factors that influence shareholder voting, particularly on stock option plans. Higher levels of dilution are associated with increased votes against plans, indicating investors are concerned about potential wealth transfers to employees. In a portion of cases, brokers voting uninstructed shares appears to have provided the margin

Publication	Title	Date	Author	Comment
				for passage of plans. The ability of brokers to vote uninstructed shares appears to dislocate shares' voting rights and cash-flow rights in favor of management.
The Accounting Review	Earnings Dilution and the Explanatory Power of Earnings for Returns	10/2001	Mark R. Huson, Thomas W. Scott & Heather A. Wier	Empirical evidence presented supports the hypothesis that dilutive securities attenuate the relation between earnings and returns. While SFAS 123 requires firms to disclose market value of option on grant date, it does not require firms to disclose subsequent changes in that value. Results of study "are consistent with investors' attempting to mark dilutive securities to market, and hence, we would expect investors to use more timely, marked to market option values if they were available."
Journal of Financial Economics	Stock Option Plans for Non-Executive Employees	08/2001	John Core and Wayne Guay	Finds that firms have committed large fractions of firm value to option plans, that a majority of these options are distributed to non-executives, and that substantial variation exists with respect to the fraction of the option plan that is distributed to non-executives.
Financial Management	The Efficiency of Equity-Linked Compensation: Understanding the Full Cost of Awarding Executive Stock Options	Summer 2001	Lisa K. Meulbroek	To properly align incentives using equity-linked compensation, the firm's managers must be exposed to firm-specific risks, but this prevents optimal portfolio diversification. Because undiversified managers are exposed to the firm's total risk, but rewarded (through expected returns) for only the systematic portion of that risk, managers will value stock or option-based compensation at less than market value. This deadweight cost can be quite large: managers at the average NYSE firm who have their entire wealth invested in the firm value their options at 70% of their market value, while undiversified managers at rapidly growing, entrepreneurially-based firms value their option-based compensation at only 53% of its cost to the firm. This prompts questions of whether compensation plans in such firms are weighted too heavily towards incentive-alignment to be cost effective.
working paper	Do Stock Prices Incorporate the Potential Dilution of Employee Stock Op-	4/16/2001	Gerald T. Garvey and Todd T. Milbourn	Employee stock options represent a significant potential source of dilution for many shareholders. Reported earnings tend to understate the associated costs, but an efficient stock market will show no such bias. If by contrast stock prices underestimate the future costs implied

Publication	Title	Date	Author	Comment
	tions?			by stock option grants, option exercises will produce negative abnormal returns. The authors design and implement a stock-picking rule based on predictions of stock-option exercise using widely available data. The rule identifies stocks that subsequently suffer significant negative abnormal returns
Knowledge@Wharton Working Paper	The Structure and Performance Consequences of Equity Grants in New Economy Firms	01/2001	Christopher D. Ittner, Richard A. Lambert & David F. Larcker	Among the findings: Performance effects from equity grants in new economy firms are related to the organizational level and function of grant recipients. Equity grants to mid-level employee groups (including managers and "individual contributors") have a positive relationship to subsequent returns, but "equity grant residuals for executives...are not associated with subsequent stock returns," and there is a negative relationship between equity grants to non-exempt employees and excess returns, implying that "grants to lower-level employees can be counter-productive, and is inconsistent with claims that broad-based equity programs that cover *all* employees have a desirable impact on shareholder value."
Wake Forest Law Review	The Determinants of Shareholder Voting on Stock Option Plans	Spring 2000	Randall S. Thomas and Kenneth J. Martin	Finds that dilutive effect of plan (whether the proposal is for a new plan or an amendment to existing plan), the breadth of participant eligibility, and strength of firm performance, and plan features all significantly affect percentage of shares voted against plan.
Stanford GSB Working Paper	SFAS 123 Stock-Based Compensation and Equity Market Values	07/31/2001	David Aboody, Mary Barth and Ron Kasznik	This study seeks to understand the relation between equity market values and stock-based employee compensation expense that is disclosed, but not recognized in determining net income, under Statement of Financial Accounting Standards (SFAS) No. 123. The authors find that stock-based compensation expense has a negative relation with share price, consistent with investors viewing it an expense of the firm. This finding calls into question the quality of reported earnings, because without recognition of stock-based compensation expense under SFAS 123, this expense is never included in the net income.
Handbook of Labor Economics, Vol. 3B, Part 9, Chapter 38	Executive Compensation	06/1999	Kevin J. Murphy	Book chapter argues that "quirk" in U.S. financial accounting rules creates gap between economic and accounting costs of options. "Stock option compensation is essentially 'free' from an accounting perspective, explaining (I believe) the popularity of 'broad-based' company-wide option programs that are difficult to rationalize from

Publication	Title	Date	Author	Comment
				an incentive standpoint."
New York Stock Exchange Special Task Force on Stock Holder Approval Policy	Measuring Dilution from Stock-Based Compensation	1/26/1999	Jennifer N. Carpenter and David L. Yermack	The study, prepared for consideration of shareholder approval requirements, focused on measurement of dilution to holdings of existing shareholders, including dilution of voting rights, rights to distributions of dividends and assets, and the portion of the value of the enterprise transferred to plan beneficiaries. Issues included measurement on historical basis versus on a future basis (based on "overhang" or "run-rate;" treatment of repricing; role of share repurchases..
Insights	Obtaining Shareholder Approval of Stock Plans	12/1997	Richard H. Wagner	
Stanford Journal of Law Business and Finance	Symposium: Recent Developments in Executive, Director, and Employee Stock Compensation Plans: New Concerns for Corporate Directors	Summer 1997	Richard H. Wagner & Catherine G. Wagner	Increased shareholder opposition to stock option plans has led companies to explore means of implementing stock plans without shareholder approval. This has led to development of plans offering stock options granted from repurchased shares, and to broad-based plans. Amendments to SEC Rule 16b-3 have reinforced this trend by eliminating shareholder approval requirement for purposes of exempting the stock plan transaction from Section 16.
Journal Of Compensation and Benefits	Stock Compensation and Share Dilution: What Companies Need to Know	November/December 1996	Larry Wangler	

College Retirement Equities Fund
No Action Response
Dated February 28, 2002
Regarding
No-Action Request by Cadence Design Systems, Inc.
Dated February 8, 2002

Exhibit 4

Selected Letters to Regulatory Bodies

Selected Letters to Regulatory Bodies (NYSE & NASDAQ)
(organized by date)

Source	Date	Author	Comment
Financial Executives International	02/11/02	Phillip B. Livingston President and CEO	Says that the NYSE and NASDAQ proposed change was "overwhelmingly supported by our leading members, including those from technology giants Microsoft and Cisco."
Financial Executives International	12/10/01	Philip D. Ameen Chair, Committee on Corporate Reporting	"FEI's Committee on Corporate Reporting enthusiastically supports the proposed revision to the rules requiring shareholder approval of stock option plans being considered by the NYSE and NASDAQ. We firmly believe that the matter of employee stock option issuance is a corporate governance matter, and that it is the 'best practice' to obtain shareholder approval of all such plans." "we believe that a properly administered corporate governance program can do a better job of effectively balancing the benefits these plans have to offer against their potential dilutive effects. We therefore strongly support adoption of this shareholder approval proposal, which in our view will contribute to improved corporate governance." <u>Self dealing</u>: "we believe that such a [shareholder approval] requirement would help eliminate the possible appearance of self-dealing on the part of the officers and directors of a company…It is therefore important, we believe, that shareholders approve all such plans that allow awards to directors and officers." <u>Dilution</u>: "FEI/CCR further support that portion of the proposal that would require shareholder approval of plans where there is no officer or director participation. We believe that because such plans have the potential for diluting the ownership interest of existing shareholders, existing shareholders should have the right to approve them. We believe that shareholders have the ability and should be given the right to act in their own best interests in this regard." <u>NOTE</u>: on February 11, 2002 the FEI stated that it's comment letter to the NYSE

Source	Date	Author	Comment
			and Nasdaq supporting broad shareholder approval of stock option plans, "was overwhelmingly supported by our leading members, including those from technology giants Microsoft and Cisco."
American Society of Corporate Secretaries	02/23/2001	Don Hager	Opposed to the reforms
Consumer Federation of America Letter to NASDAQ	02/05/2001	Barbara L.N. Roper	Self-dealing: "stock option plans also have the potential to create conflicts between the interests of shareholders and the interests of company management and employees. One widely acknowledged conflict is the potential for self-dealing that exists when directors and top executives participate in the plans. Another is the potential for material dilution of shareholders' equity that exists when the shares outstanding and shares available for grant under the program reach a certain critical mass." Argues that potential for self dealing not mitigated in the context of broadly based plans, and instead the self-dealing "simply carries a higher price tag, one that shareholders will be forced to pay through a dilution of their holdings."
Council of Institutional Investors Letter to NASDAQ and NASDAQ Questions Attached	01/09/2001	Sarah A.B. Teslik	"Council members have been studying and evaluating this issue for nearly three years, and they agree that it is no longer appropriate for the NYSE and the Nasdaq stock market to exempt so-called broad-based plans from shareholder oversight." Self-dealing: Noted by then-SEC chairman Arthur Levitt in a December 12 speech to the Federal Reserve Bank of New York that "none of us can deny the plain conflict that officer and director compensation presents, and the curative effect that shareholder approval brings." "Members of the Council of Institutional Investors believe that which employees may or may not participate in an option program isn't as important as the cumulative dilution created by all of the option programs sponsored by a company. The aggregate potential dilution resulting from stock-based compensation programs represents a very real cost to shareholders. Council members believe approval

Source	Date	Author	Comment
			should be required if there is a potential for a material dilution of shareholders' equity. Since the aggregate dilution can be materially affected by both broad-based and non-broad-based plans, Council members do not support a shareholder approval exemption for broad-based plans." "Shareholder input on the subject is essential, because shareholders ultimately pick up the tab for option programs. Not only do option programs represent a significant potential conflict of interest between companies and their shareholders, but they also may represent a significant financial cost to shareholders, since excessive use of option scan harm shareholders through dilution. This is why Council members believe that approval should be required if there is a potential for a material dilution of shareholders' equity."
Memorandum-Investment Company Institute	08/14/1998	Barry E. Simmons	"certain [stock option] plans have the significant potential of transferring wealth or voting power from shareholders to corporate management, which could have a dilutive effect on shareholders' equity." Support SH voting for all option plans: "Because of the many, varied permutations available in designing stock option plans, and the potentially dilutive effect such plans and plan amendments can have on shareholder value, we believe that it has become increasingly important for shareholders to be given the opportunity to review, evaluate, and vote on *all* stock option plans proposed, or proposed to be amended, by management. We believe that the real issue is not how a stock option plan is characterized (i.e., broadly based or non-broadly based), but rather how the plan would affect a company's existing shareholders. Any plan that, either by itself or in the aggregate with other existing plans, would have a significant dilutive effect on existing shareholders *should* require shareholder approval."
City of Los Angeles, California	07/14/1998	Oscar Peters	"I am concerned about the potential dilutive effect of these stock option incentives and the fact that they are exempt from shareholder approval and control. These kinds of plans are subject to abuse that often benefit several key employees but at the expense of shareholder wealth."

Source	Date	Author	Comment
Fidelity Investments	07/10/1998	Eric D. Roiter	"the process by which stock option plans are adopted and implemented raises fundamental issues of corporate governance and fairness to shareholders. No interest is more important to a shareholder than the right to vote upon any plan or proposal that could lead to appreciable dilution of its ownership stake in a company or which would misalign the interests of management and the company itself." "The key issue is not whether a plan is, or is not, "broadly-based." From an investor protection standpoint, the issue is whether management is proposing any compensation plan which can lead to significant dilution and, if so, whether shareholders should have the right to consider and vote on the plan. Clearly, a broad-based plan can be as dilutive as a plan reserved for officers or key employees."
Association for Investment Management and Research	07/10/1998	Linda L. Rittenhouse	"stock option plans dilute the ownership stake of shareholders. Dilution can decrease the absolute value of shares as well as decrease the voting power of the shares held by public stockholders"
Relational Investors LLC	07/10/1998	Ralph V. Whitworth	"the potential 'generic' dilution of a company's stock without shareholder consideration is antithetical to the role of exchange rules in fostering efficient markets and ensuring investor protection."
Plumbers & Pipefitters National Pension Fund	07/10/1998	Robert H. Cooke	"Stock option plans dilute the ownership stake of shareholders and since many companies over the past few years have shown an inability to use executive shareholder stock options judiciously, we strongly feel that all executive shareholder stock option plans should require shareholder approval."
Minnesota Sate Board of Investment	07/10/1998	Howard J. Bicker	"The potential exists for significant dilution to occur resulting in large amounts of market capitalization being transferred from public investors with no oversight or ability to control. It is our belief that shareholder review is essential."

Source	Date	Author	Comment
Maine State Retirement System	07/10/1998	Kay R. H. Evans	"The Trustees can see no strong policy interest or goal that is served by carving out types of stock option plans that are not subject to shareholder approval, nor any strong policy interest or goal that is undermined by requiring approval."
California Public Employees' Retirement System	07/09/1998	Kayla J. Gillan	"our more primary inquiry: does the plan excessively dilute the value and voting power of the stock held by existing shareholders?
Amalgamated Bank of New York	07/09/1998	Cornish F. Hitchcock	"we respectfully urge the Exchange...to consider ways that shareholders will have greater opportunities to vote n stock option plans"
Investors' Rights Association of America	07/09/1998	Thomas E. Flanagan	"This transferring of wealth from shareholders to the employees should and must be monitored by shareholders in order to avoid overcompensation and misuse of this form of compensation."
Institutional Shareholder Services	07/09/1998	Howard D. Sherman	"ISS believes that uncertain benefits of broad-based option programs call into question their traditional exemption from shareholder approval. The absence of shareholder approval was relatively unimportant when broad-based plans were small in size and few in number....The potential cost of a plan, rather than eligibility or participation rate, should trigger the approval requirement."
Hermes Investment Management Limited	07/09/1998	Michelle Edkins	"shareholders have a legitimate role in approving share-based incentive pay schemes proposed by managers. .. some schemes award participants such high levels of options that there is potential for significant dilution of existing shareholders; the magnitude of some grants brings into question the credibility of both this type of incentive scheme and the managers who make the awards. Accordingly, all new schemes and any subsequent amendments...should as a matter of principle be approved by shareholders."
United Food & Commercial	07/09/1998	Douglas H. Dority	"but we also believe that companies are sometimes inclined to go too far with such plans, diluting the value of the assets of our members' and employees' funds. It is

Source	Date	Author	Comment
Workers		Dority	our view that stock option plans are sufficiently diverse as to require a case-by-case analysis to determine their value to shareholders, and that the only true test of an option plan's value is shareholder approval. We therefore believe that all stock option plans should require shareholder approval, and we do not support an exemption for "broadly-based plans"
Teacher Retirement System of Texas	07/09/1998	Charles L. Dunlap	"options may introduce significant levels of present and future earnings dilution that we might or might not support"
International Brotherhood of Teamsters	07/09/1998	Bart Naylor	
Proxy Monitor	07/09/1998	James E. Heard	"stock option plans transfer significant amounts of shareholder wealth to employees. The amount of dilution experienced by public shareholders due to stock option grants has increased steadily in recent years..." "However, institutional investors believe strongly that option grants should be made pursuant to plans submitted to and approved by shareholders."
Oregon State Treasury	07/09/1998	W. Dan Smith	"we are very concerned about the potential dilution of our ownership position by implementation of stock option incentive programs that are exempt from shareholder approval." "We would strongly encourage the Exchange to provide for complete disclosure of all details of stock option plans in proxy materials so that they can be subject to a case-by-case review"
City of Los Angeles, California Department of Pensions	07/09/1998	Tom Lopez	"The Board recognizes the long term effects of equity dilution and urges your exchange to view with a critical eye those plans which may purport to fall under the "broad-based definition" so as to avoid review by the stockholders. Whenever any doubt exists, it is always far more prudent to present a plan to the stockholders for approval rather than to suffer unnecessary litigation in the future. Equity in a

Source	Date	Author	Comment
Pensions			corporation should be amongst the most jealously guarded of corporate assets, and should not be granted lightly without the permission of the stockholders."
Greenway Partners	07/08/1998	Gary K. Duberstein	"Given the large numbers of securities granted under all plans and the general rise in stock prices...the value transferred away from the shareholder/owners of companies because of dilution is reaching ever higher levels. These stock plans are fast becoming management operated printing presses in the bowels of companies spewing forth cheap stock and thereby robbing shareholders of value because of dilution." "The trigger for a shareholder vote should be the overall amount of dilution."
National Electrical Benefit Fund Trustees	07/08/1998	Edwin D. Hill	"The explosion in the use of option plans and the dramatic increase in potential *dilution resulting from these plans represent* a huge cost to stockholders." "We believe that the rights of stockholders to vote on potentially dilutive stock option plans should be strengthened, not weakened"
Communications Workers of America	07/08/1998	Morton Bahr	
American Federation of State, County and Municipal Employees, AFL-CIO	07/08/1998	Robert D. Lenhard	"AFSCME is also concerned about the dilutive effect of these plans on existing shareholders... While the growth of truly broad based plans may well be beneficial to the corporation, its employees and stockholders, there is a serious risk that the new rules will permit abusive plans to circumvent these goals and dilute the value of existing shares without any commensurate gain for the corporation..."
UNITE	07/08/1998	Michael R. Zucker	"We do not believe that option plans should be exempted from shareholder review. While we generally support incentive-based compensation, we believe corporation's [sic] should always be required to seek shareholder approval when they wish to create or amend stock option plans"

Source	Date	Author	Comment
Service Employees International Union, AFL-CIO, CLC	07/08/1998	Andrew Stern	"As a general principle we believe that all stock option plans should be subject to shareholder approval"
Commonwealth of Pennsylvania Public School Employees' Retirement System	07/08/1998	Kenton W. Keiser	"the ultimate question is dilution, whether caused by broad-based or non-broad-based plans. Shareholders should be entitled to approve any option plans whenever a company's potential dilution from its stock-based compensation plans exceeds a range of 5 to 15 percent." "By their nature, stock option plans dilute the shareholders' interest in a company. The power to approve such plans is an essential component in the value of any shareholder interest."
State of New York Office of the State Comptroller	07/08/1998	H. Carl McCall	"equity-based compensation can have a dilutive impact on the value of a company. Because they can be costly to stockholders, it is critical that stockholders have the opportunity to vote on them."
Arkansas Public Employees Retirement System	07/07/1998	Gail Hammond Stone	"Since all stock option plans dilute the ownership stake of investors, we feel that they should be subject to shareholder oversight and control"
Public Employees Retirement System of Colorado	07/07/1998	George Kim Johnson	
IUE Local 1140	07/07/1998	Douglas Williams	"Since all stock option plans dilute the ownership stake of shareholders, we feel that all of them should be subject to shareholder oversight and control...The history of the last few years has shown that many companies are unwilling or unable to

Source	Date	Author	Comment
			exercise restraint when it comes to passing out stock options and diluting shareholder's equity." "we believe that we should have a say on all plans that may result in substantial dilution of our ownership rights."
I.A.M. National Pension Fund	07/07/1998	Alan W. Skolnick	
State of Connecticut Office of the Treasurer	07/07/1998	Paul J. Silvester	"Shareholder approval is necessary to ensure that such plans are not to the financial detriment of shareholders and that they do not materially dilute shareholder equity." "we are opposed to any shareholder approval exemption for such plans. It is crucial that shareholders have a voice in these maters in order to prevent any material dilution of ownership.
The District of Columbia Retirement Board	07/07/1998	Jorge Morales	"we are concerned about the potential dilution of our ownership position by implementation of incentive programs that are exempt from shareholder approval." "We are convinced that existing shareholders should be allowed to decide for themselves whether the benefits of a stock incentive pan outweigh the cost of potential dilution."
The City of San Diego City Employees Retirement System	07/07/1998	Lawrence B. Grissom	"shareholder approval is needed to ensure that such plans do not dilute shareholder equity."
San Francisco City and County Employees' Retirement	07/07/1998	Clare M. Murphy	"As part of its ongoing corporate oversight, the Board has strict procedures in place to review potential dilution of shareholder value through excessive issuance of options or equity equivalents in any form...These blanket exemptions would undermine the ability of the Board to perform its proper due diligence and

Source	Date	Author	Comment
System Office of the Executive Director			undermine its role as watchdogs for the beneficiaries of the trust fund. "
State of Wisconsin Investment Board	07/07/1998	Patricia Lipton	"The key issue for shareholders becomes the amount of aggregate dilution associated with option plans...Any notion that broad-based plans somehow provide a more benign type of dilution is contrary to economic fact." "We assert that any threshold for shareholder input on option plans ought turn on the basis of economic dilution"
Alameda County Employees' Retirement Association	07/06/1998	Charles F. Conrad	"Stock option programs which have the potential t dilute the ownership interests of our employee and retiree members and unnecessarily inflate executive compensation must be subject to shareholder scrutiny and approval."
Central Laborers' Pension, Welfare & Annuity Funds	07/06/1998	Edward M. Smith	Concern about dilution
Teachers Insurance and Annuity Association College Retirement Equities Fund	07/06/1998	Peter C. Clapman	
Commonwealth of Pennsylvania State Employees'	07/06/1998	Peter M. Gilbert	"As shareholders we are concerned with the dilution of our ownership position..." "our opinion that corporate actions which have a direct bearing on the value of our investments should be included in the proxy statements for complete review and a

Source	Date	Author	Comment
Retirement System			vote by all shareholders."
The Police and Firemen's Disability and Pension Fund	07/06/1998	Allen J. Proctor	"since all such plans dilute the ownership stake of shareholders and may contain provisions with which we disagree, we believe all of them should be subject tot shareholder oversight and control."
Pension Reserves Investment Management Board	07/06/1998	R. Scott Henderson	"Option programs have exploded in recent years, and the potential dilution represented by these plans has steadily increased. Meaningful shareholder review is essential to ensure that the benefits of the incentive plans are not outweighed by the dilutive costs of the programs."
Louisiana State Employees' Retirement System	07/06/1998	James O. Wood	"Prior shareholder input should be mandatory to insure stock option plans do not act to the detriment of shareholders by diluting shareholder equity."
American Federation of Labor and Congress of Industrial Organizations	07/02/1998	John J. Sweeney	Dilution
Sacramento County Employees' Retirement System	07/02/1998	John R. Descamp	
Contra Costa County	07/02/1998	Patricia F. Wiengert	"All stock option plans should be subject to shareholder approval."

Source	Date	Author	Comment
Employees' Retirement Association		Wiengert	
State of California State Teachers' Retirement System	07/01/1998	James D. Mosman	"we believe that whenever there is a conflict of interest between directors, management and shareholders, the issue should be put to a shareholder vote. In our view, the matter of incentive compensation is an obvious conflict of interest between the three sides of the corporate pyramid" Concern about equity dilution
CWA/ITU Negotiated Pension Plan	07/01/1998	John Foss	"We urge you to rescind your recent rule change and to consider whether stockholders in fact should be given even greater opportunity to vote on stock option plans"
State of Iowa Public Employees' Retirement System	07/01/1998	Nancy G. Goerdel	Concern about dilution
The Marco Consulting Group	07/01/1998	Jack M. Marco	"Shareholders, as the owners of a company, should always have the right to vote on the extent to which their equity in a company is being diluted to compensate key executives."
Central Pension Fund of the International Union of Operating Engineers and Participating Employers	07/01/1998	Michael R. Fanning	"The explosion in the use of option plans, and the dramatic increase in potential dilution resulting from these plans, represents a huge cost to stockholders. This increased level of activity cries out for a greater level of scrutiny and oversight by stockholders." "We believe that the rights of stockholders to vote on potentially dilutive stock option plans should be strengthened, not weakened."

Source	Date	Author	Comment
City of Philadelphia Board of Pensions and Retirement Municipal Pension Fund	06/30/1998	Sandra Parker	"Given the incessant growth of these plans and the real fact that they dilute the ownership position of the shareholders, we believe that every one of them should be subject to shareholder approval and oversight." "Stock Option Plans are among the most economically significant issues upon which we as shareholders are entitled to vote since the aggregate potential dilution represents a very real cost."
The Building Trades United Pension Fund	06/30/1998	Marlyn J. Spear	"We believe that stock option plans dilute the ownership stake of shareholders, and therefore should be subject to shareholder oversight and control."
Missouri State Employees' Retirement System	06/29/1998	Rick Dahl	
Municipal Fire & Police Retirement System of Iowa	06/29/1998	Dennis L. Jacobs	"To effectively represent the rights of the owners, the ability of the shareholder to vote upon such plans should be maintained. A revision of the nature proposed would dilute the influence of the owners of the company over the activities of the management."
State Universities Retirement System of Illinois	06/29/1998	Kenneth Codlin	"the final judgment as to the benefits of the incentives set against the cost of dilution of ownership by present shareholders is most appropriately left in the hand s of current shareholders who symmetrically bear the risks and rewards of the decision."
State of Washington Investment Board	06/26/1998	James F. Parker	Opposed to exception broadening

Source	Date	Author	Comment
The State Teachers' Retirement System of Ohio	06/26/1998	Herbert L. Dyer	"We believe that the potential exists for many firms to significantly dilute the ownership of existing shareholders through their stock option plans." "Stock option programs should be carefully scrutinized to insure [sic] that their benefits are not outweighed by their costs. Obviously, the major cost is that of excessive dilution to existing shareholders. We do not want the value of the company to be divided by more shares than is appropriate." "It is our recommendation to the NYSE that all stock option programs, broad-based or not, be presented to shareholders for approval."
Los Angeles Unified School District Annuity Reserve Fund	06/26/1998	Henry Jones	"Since all stock option plans dilute the ownership stake of shareholders, we feel that all of them should be subject to shareholder oversight and control...The history of the last few years has shown that many companies are unwilling or unable to exercise restraint when it comes to passing out stock options and diluting shareholders' equity."
LENS-The Corporate Government Investors	06/26/1998	Nell Minow	"shareholder approval is indispensable for continued credibility and viability of these plans...Given the explosive growth of stock-option awards, both in number and in dollar value, over the past few years, I believe that it is increasingly difficult to justify any stock option plan that has not been approved by shareholders." "...dilution of the dollar value and voting power of the stock held by public shareholders. In some cases, massive option grants have amounted to a virtual hostile takeover from the inside. So, my first concern is that all option plans with a potential material dilutive impact continue to require shareholder approval."
Montana Board of Investments	06/23/1998	James R. Penner	"dilution of ownership rights should not be allowed without the vote of the owners."
State of New Jersey Department of the Treasury-	06/23/1998	Steven E. Kornrumpf	"It is our view that stock option plans are sufficiently diverse as to require a case-by-case analysis, and therefore all stock option plans should require shareholder approval."

Source	Date	Author	Comment
Division of Investment			
New York City Employees' Retirement System	06/23/1998	John J. Murphy	"The new rules effectively disenfranchise shareholders by *eliminating* the requirement of shareholder approval in the adoption of most non-broad-based stock option plans, and issue a blank check to companies through an expansive definition of broad-based plans."
Jessie Smith Noyes Foundation	06/22/1998	Stephen Viederman	"Since all stock option plans dilute the ownership stake of shareholders, we feel that all of them should be subject to shareholder oversight and control. The history of the last few years has shown that many companies are unwilling or unable to exercise restraint when it comes to passing out stock options and diluting shareholders' equity." "we believe that we should have a say on all plans that may result in substantial dilution of our ownership rights."
Laborers' International Union of North America	07/15/1997	Arthur Coia	The proposed rule" devalues our shares, and in this day of concern for shareholder value, we think this rule was ill conceived."

fei

financial executives international

Philip B. Livingston
President and CEO

February 11, 2002

Mr. Paul Volcker
Chairman Board of Trustees
International Accounting Standards Committee
610 Fifth Avenue, Suite 420
New York, NY 10020

Dear Mr. Volcker:

Finally, the full truth of the stock option accounting debate is being honestly and openly addressed in full public view. We've reached an important point in the debate and I know we share a deep concern over the crisis in accounting and auditing. Therefore, unfortunately, you must be burdened with a "letter from Livingston."

I direct your attention to *The New York Times*, dated February 9, 2002. In an article entitled **"An Institutional Group Is Close to Switching Its Stance on Stock Options"**, Sarah Teslik, executive director of the Council of Institutional Investors, calls it like it is. In discussing the group's frustration with the inability of shareholder activist campaigns to get proxy statement approval of stock option plans, Ms. Teslik says:

> **"If we can't vote on these things, then we have to punish them on the balance sheet."**

She lays it out there, plain as day! Finally!

Charging a fictitiously calculated stock option expense to the income statement has never been about good accounting. It has never been about arriving at a more accurate calculation of operating income, cash flow or corporate performance during the period.

It has been about shareholder activist displeasure and their lack of control over the granting of stock options to executives (never mind that stock options are now broadly granted to many lower-level employees – wouldn't Marx love to know that only through capitalist tools like private pension plans and stock options did the workers finally gain ownership of the means of production!).

The unrest and debate has been about corporate governance, not better accounting or financial reporting. It's a key reason that there is such vehemence in the debate. You can't have a rational debate about good accounting when the issue is not accounting. The issue is corporate governance.

That this issue is really a governance issue, not an accounting debate, has been my long-time position. Activist accounting standard setters, historically with the FASB and now in the ranks of the IASB, are the same as activist Supreme Court Justices. Accounting standard setters should set good accounting standards, NOT interfere or manipulate governance issues between shareholders and their management teams. Too much time has been already wasted on an activist accounting standard setting agenda. It must stop; the results, in my view, are appalling.

But all that said, Ms. Teslik is absolutely correct. We completely support her drive to get shareholder approval of effectively all stock option plans. That is why last month, FEI issued a comment letter to the NYSE and NASDAQ and a press release supporting broad shareholder approval of stock option plans. That position was overwhelmingly supported by our leading members, including those from technology giants Microsoft and Cisco.

Mr. Volcker, you were the first to tell the public that the accounting and auditing profession was in crisis. Since your declaration in early November, the crisis has worsened. We now have bigger issues to deal with. FEI is actively constructing a reform agenda that looks deep into the problems. Broad financial reporting and corporate governance reform is badly needed.

But we must honestly look at the path followed over the last 10 years. That path clearly contributed to the crisis at hand. The Orange County scandal led to the infamous 800 page FAS 133 derivatives accounting statement. It is now obvious to financial reporting leaders that the resources employed to create that standard, and the resulting gibberish disclosures, damaged both the standard setter's effectiveness and financial statement usefulness. It's an important analogy: FAS 133 was an attempt to solve a control failure through accounting standards, not create better accounting. Further, it is also clear that the 1996 restructuring of the Financial Accounting Foundation (oversight body to the FASB) only served to damage that body. That restructuring was a reaction to the acrimonious debate over stock option accounting. The end result was less accountability to FASB constituents, not more.

We need to denounce the path followed and the practices employed over the last decade. One only need to judge the results, as you observed in November – crisis.

You can make a huge difference by joining us in actively lobbying the NYSE and NASDAQ to immediately adopt shareholder approval of stock option plans. Their proposals have been drafted, commented on and field tested. Full implementation is overdue. Most importantly, it is the right thing to do on behalf of all investors.

I cannot thank you enough for your leadership. We are truly fortunate to have your participation at this critical juncture.

Sincerely,

cc: Mr. Richard Grasso
Harwick Simmons
Chairman Harvey Pitt
Mr. Ed Jenkins
Mr. Emanuel Johnson
The Honorable Michael Oxley
The Honorable Joseph Lieberman
The Honorable Allan Levin
Ms. Sarah Teslik
Ms. Catherine Kinney
Ms. Nell Minnow

Draft 12/11/01

fei

financial executives international

December 10, 2001

Mr. Robert Aber, Senior Vice President
Sara Bloom, Associate General Counsel
The Nasdaq Stock Market, Inc., 1801 K Street, NW,8th Floor
Washington, D.C. 20006

Re: Request for Comment on Shareholder Approval Issues

Dear Mr. Aber:

The Committee on Corporate Reporting (CCR) of Financial Executives International (FEI) appreciates the opportunity to comment on the proposed changes to shareholder approval requirements for employee stock option plans being considered by the NYSE and NASDAQ. FEI is a leading international organization of 15,000 members including Chief Financial Officers, Controllers, Treasurers, Tax Executives, and other senior financial executives. The Committee on Corporate Reporting (CCR) is a technical committee of FEI, which reviews and responds to research studies, statements, pronouncements, pending legislation, proposals, etc., from domestic and international agencies and organizations.

Summary

FEI's Committee on Corporate Reporting enthusiastically supports the proposed revision to the rules requiring shareholder approval of stock option plans being considered by the NYSE and NASDAQ. We firmly believe that the matter of employee stock option issuance is a corporate governance matter, and that it is "best practice" to obtain shareholder approval of all such plans.

Recent studies have reported a significant growth in the use of employee stock option programs by companies both in the U.S and internationally. The National Center for Employee Ownership has estimated that ten times as many employees (10 million) will receive stock options in 2001 compared with those who received them in 1992 (1 million). We believe this is because corporations find employee stock option plans to be effective tools for recruiting and retaining talented employees, and to be among the most effective tools available for aligning management interests with those of shareholders.

As stock option programs have proliferated, increased attention has been focused on the issue of how to properly control their use. The new International Accounting Standards Board has recently begun a project to change stock option accounting, proposing to assign all employee stock options a hypothetical charge to be recorded against corporate earnings. We believe this approach is misguided. Instead, we believe that a properly administered corporate governance program can do a better job of effectively balancing the benefits these plans have to offer against their potential dilutive effects. We therefore strongly support adoption of this shareholder approval proposal, which in our view will contribute to improved corporate governance.

Discussion

FEI/CCR strongly supports the portion of this proposal that would require shareholder approval of broad-based employee stock option plans in which directors and officers participate. We believe such a requirement would help eliminate the possible appearance of self-dealing on the part of the officers and directors of a company. Although we cannot point to any specific cases of abuse, we are aware of the attention that certain executive stock option awards have received in the media where questions of their propriety have been raised. It is therefore important, we believe, that shareholders approve all such plans that allow awards to directors and officers. We believe that this practice is currently being followed by most "best practice" companies.

FEI/CCR further supports that portion of the proposal that would require shareholder approval of plans where there is no officer or director participation. We believe that because such plans have the potential for diluting the ownership interest of existing shareholders, existing shareholders should have the right to approve them. We believe that shareholders have the ability and should be given the right to act in their own best interests in this regard. Furthermore, we note that according to statistics developed by the Investor Responsibility Research Center, the vast majority (over 96%) of all stock plan proposals voted on by shareholders in the past two years were passed, supporting the view that shareholders agree that broad-based stock option plans are positive influences on creating shareholder value.

FEI/CCR agrees with the provision of this proposal allowing unapproved awards to be made from a 10% "basket" as defined by the proposal (10% of the total plan options granted, unexpired and unexercised or available for grant covered by shareholder-approved option plans). We believe this is a valuable and necessary feature of the proposal, providing an "emergency reserve" to tide companies over until they can arrange for the approval of a new plan or plan revision with a vote of shareholders at the next annual meeting.

Disclosure Enhancements

We understand the need to enhance current disclosure requirements involving outstanding employee stock option plans, particularly since certain deficiencies in current disclosure make it difficult to determine when shareholder approval of a plan will be required under the proposed rule. There is, however, a significant amount of disclosure already required on employee stock option plans in financial statement footnotes, as required by Statement of Financial Accounting Standard No. 123. We therefore caution

against asking that similar, but slightly different, information be provided in proxy statements. We recommend that proxy statement disclosure rely as much as possible on incorporated by reference from these annual report footnotes to minimize duplication. We also believe that requiring companies to individually list detailed information on each outstanding plan could, in some cases result in an excessive volume of information. We suggest that companies with a large number of plans be allowed to aggregate their information so as to comply with the intent of the disclosure without overloading the proxy statement with unnecessary detail.

Conclusion

In summary, we strongly support the proposal that the NYSE and NASDAQ adopt listing standards that would require shareholder approval for all option plans that include officers and directors. In addition, we support the proposal to apply a dilution standard requiring shareholder approval of all broad based plans when they exceed 10% of the "basket" as defined in the proposal. We support the exclusions contained in the NYSE proposal for the following types of plans:

1. Plans intended to meet the requirements of Sections 401(a) or 423 of the Internal Revenue Code.
2. Arrangements under which options or shares are issued to a person not previously employed by the company as a material inducement to the person's commencing employment with the company.
3. Arrangements for the issuance of warrants or rights issued generally to the company's security holders; and
4. Options issued to new employees in order to effect an acquisition or merger.

Finally, we urge that the proposed proxy disclosure requirements relating to stock option plans be modified to compliment the existing disclosures required by SFAS No. 123 so that much of that disclosure can be incorporated by reference into the proxy rather than being duplicated or re-disclosed in a slightly different manner.

In transitioning to these new approval requirements, we believe that because some companies have relied upon the current exemption for broad based plans, any change in the exemption should allow existing plans to be administered in accordance with the prior exemption for a reasonable period of time. We also suggest grandfather protection against required shareholder approval be afforded options granted under this prior exemption and that these shares not be subject to the 10% basket or counted against the shares in that basket.

If you would like to further discuss these comments, please feel free to contact Brad Goodwin, Chair of the Stock Option Subcommittee at (650) 303-2003 or Dean Krogman, FEI's VP of Technical Activities at (973) 898-4607

Sincerely,

Philip D. Ameen

Philip D. Ameen
Chair, Committee on Corporate Reporting
Financial Executives International

AMERICAN SOCIETY OF
ASCS
CORPORATE SECRETARIES

Society's Comment Letter of 2/23/2001 to the SEC, NYSE, NASDAQ-AMEX Market Group

Re: Stockholder approval for broad based stock option plans

February 23, 2001

Mr. James E. Buck
Senior Vice President & Secretary
New York Stock Exchange
20 Broad Street
New York, New York 10005

Charles J. Brown
Senior Director-Issuer Services,
Global Sales & Member Affairs
The Nasdaq-Amex Market Group
33 Whitehall Street
New York, New York 10004-2190

David B. H. Martin, Jr.
Director
Division of Corporate Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

Recently a considerable amount of press has been given to the issue whether stock option plans should be submitted to stockholders for approval. Currently, both the New York Stock Exchange and the Nasdaq Stock Market do not require broad base plans to be submitted to the stockholders for approval. Generally speaking, exchanges define broad base plans as any plans in which a majority of the company's full time U.S. employees are eligible to receive stock options under the plan and a majority of stock or stock options to be awarded under the plan will be awarded to employees who are not officers and directors. Over the years the SEC has revised its Section 16 rules to reduce the need to obtain stockholder approval. The current requirements have evolved over a number of years and provide a public company a framework that is not burdensome or restrictive.

While a review of this issue is in its developing stages, the Society raises the following points that it believes should be addressed before a new rule is implemented:

1. The responsibility to manage any public company rests with the officers under the supervision of the directors. To require stockholder approval of all stock plans that do not exceed other limitations or restrictions in the exchanges or the SEC rules and regulations, would shift the management from the company to the stockholders as well as the responsibility of determining

compensation of the issuers employees.

2. Generally, state law grants the authority to issue stock to the directors.
3. The dilution of the issued stock under a stock option plan is not immediate or even certain. Traditionally, restricted stock and stock options vest over a period of time and recipients are given the opportunity to exercise the options over a longer period of time. Dilution is also dependent on the market price of the stock which can limit the exercise of stock options if the exercise price is "underwater".
4. While many larger and older public companies have undertaken to voluntarily secure stockholder approval of stock option plans for corporate governance purposes, a mandatory requirement will burden all public companies no matter the size or age. Emerging public companies may be limited in the cash compensation it can pay to employees, thus compensation payable in stock enables the issuer to attract qualified employees to secure its success and allow all employees to participate in that success.

The Society, which is composed of over 4200 representatives from approximately 3000 companies on the various exchanges, is interested in this issue and offers the expertise of its members in developing an acceptable and working solution. It is hoped any resolution will be coordinated with the issuers, the exchanges and the SEC.

Please call me at your convenience if you have any questions or need additional information. As I stated above, the members of the Society are interested in this issue and want to be a part of the discussions that will develop a solution.

Sincerely,

Don Hager

521 Fifth Avenue New York NY 10175 (212) 681-2000 - Fax (212) 681-2005
webmaster@ascs.org

CFA **Consumer Federation of America**

February 5, 2001

Mr. Robert Aber
Senior Vice President
The Nasdaq Stock Market, Inc.
1801 K Street, 8th Floor
Washington, DC 20006

RE: Request for Comments on Stock Option Proposals

Dear Mr. Aber:

I am writing on behalf of the Consumer Federation of America[1] to urge the Nasdaq Stock Market to update and strengthen its requirements for shareholder approval of stock option plans. CFA appreciates this opportunity to comment on what we view as an important issue of corporate governance.

We do not approach this issue out of any antagonism toward use of option-based incentive plans. On the contrary, we believe the use of stock-based compensation programs has been an important tool allowing many companies, particularly smaller companies in the early stages of their development, to attract and retain talented employees despite their inability to pay the lucrative salaries that more established corporations offer. Furthermore, as Nasdaq has noted in its request for comments, when appropriately structured, such programs can help to align employee and shareholder interests in promoting long-term shareholder value.

Nonetheless, stock option plans also have the potential to create conflicts between the interests of shareholders and the interests of company management and employees. One widely acknowledged conflict is the potential for self-dealing that exists when directors and top executives participate in the plans. Another is the potential for material dilution of shareholders' equity that exists when the shares outstanding and shares available for grant under the program reach a certain critical mass.

---

[1] The Consumer Federation of America is a non-profit association of approximately 280 pro-consumer organizations created in 1968 to advance the consumer interest through advocacy and education.

The first conflict is already reflected, if imperfectly, in the existing requirement for shareholder review of plans in which officers and directors constitute a majority of participants and receive the majority of the benefits. However, for more broadly based plans, the requirement for shareholder approval is lifted. The idea behind the exemption is that "the potential for self-dealing is mitigated in these circumstances." In fact, however, the conflict is not mitigated. It simply carries a higher pricetag, one that shareholders will be forced to pay through a dilution of their holdings.

For this reason, CFA shares the view of Securities and Exchange Commission Chairman Arthur Levitt, that good corporate governance policy demands that all plans in which officers and directors participate be subject to shareholder approval. We also share Chairman Levitt's view that shareholders should have an opportunity to vote on any plan with the potential to materially dilute shareholder equity. Knowing that options plans will be subject to shareholder approval should create a strong incentive for companies to structure those plans in ways that benefit both employees and shareholders.

We are concerned that the Nasdaq request for comment seems designed to produce alternatives to the approach outlined by the NYSE task force. CFA feels strongly that the NYSE task force recommendations should also serve as the basis for any Nasdaq revisions to its rules. Those recommendations were worked out after in-depth study and extensive negotiations by knowledgeable representatives from both the investor and corporate communities. They strike a good balance between providing shareholders with enhanced oversight of stock-based compensation plans and providing corporations with needed flexibility to operate such plans. While it may be appropriate to make some minor alterations to strengthen that proposal, we would strongly discourage Nasdaq from heading off in a radically different direction. The unfortunate, but all too likely result would be regulatory arbitrage, in which markets compete for listings by lowering their requirements.

CFA believes many of the concerns that seem to underlie the search for alternatives are unwarranted. First, there seems to be an assumption that requiring shareholder approval of stock option plans would put barriers in the way of corporations seeking to offer stock option compensation. Evidence suggests, however, that many if not most companies that currently use stock-based compensation plans already seek shareholder approval. And, when such proposals are put before shareholders, they are almost always approved. In fact, to the degree that shareholder activists have weighed in on the issue of stock-based compensation, it has not been to oppose such plans, but rather to encourage the adoption of truly broad-based plans that reach all, or virtually all, employees. Furthermore, the task force recommendations provide corporations with a great deal of flexibility in responding to specific circumstances with the use of non-approved shares.

The request for comments also seems to be seeking some concrete measure of when acceptable dilution becomes unacceptable, presumably as the basis for a standard that would define when a shareholder vote is necessary. This seems to us to be a misguided approach, since each circumstance must be judged on its own merits, and each investor may judge the case differently. In short, these are issues that may appropriately determine how shareholders evaluate a particular stock options plan, but they should not be used to determine whether investors have the opportunity to evaluate that plan.

Finally, Nasdaq seems to suggest that the fiduciary duty and oversight of independent board members may substitute for shareholder approval. We strongly disagree. The fact is that standards for independent board representation and oversight vary greatly from company to company. And, the very companies that may be among those most likely to rely heavily on stock-based compensation plans -- Internet companies, for example -- may also be among the least likely to have strong independent oversight on the board.[2] However, even if high standards for independent board oversight were universally adopted, this would not eliminate the need to provide shareholders with an opportunity to vote on stock options plans for which they will foot the bill. And, as we have noted above, ensuring that such plans will be subject to public scrutiny offers that best assurance that they will be structured in appropriate ways.

To sum up, given the rapidly growing use of stock option compensation plans and the potential for those plans to be structured in ways that undermine shareholder value, CFA believes it is appropriate for the major markets to adopt new, strengthened requirements for shareholder approval of stock option plans. We believe the NYSE task force recommendations offer an appropriate basis for those standards, since they achieve a good balance between the increased oversight sought by shareholders and the flexibility sought by the corporate community. We further believe that investors will be best served if the exchanges work together, with the Securities and Exchange Commission, to adopt uniform standards in this area. We urge Nasdaq to move forward as quickly as possible in adopting enhanced stock options review standards.

Respectfully submitted,

Barbara L. N. Roper
Director of Investor Protection

---

[2] A study by the Investor Responsibility Research Center released in January 2000 found that, on average, just 53 percent of the directors serving on the boards of 39 dot-com companies surveyed are considered independent, compared to 67.6 percent for boards of S&P 500 companies. Even more striking, only six percent of the surveyed companies had established committees to monitor corporate government issues, compared with more than 50 percent of S&P 500 companies.

COUNCIL OF INSTITUTIONAL INVESTORS

1730 Rhode Island Avenue, N.W. • Suite 512 • Washington, D.C. 20036 • (202) 822-0800 • Fax (202) 822-0801 • info@cii.org

January 9, 2001

Robert Aber
Senior Vice President
The Nasdaq Stock Market
1801 K Street N.W.
8th Floor
Washington, DC 20006

Dear Mr. Aber:

The Council of Institutional Investors is pleased to comment on the Nasdaq stock market's release on its listing standard governing when shareholders must be given a vote on stock option plans. As you are aware, the Council's membership (list attached) numbers more than 110 corporate, public and union pension funds with more than $1.5 trillion in pension assets and nearly 100 money managers and international investors.

As long-term investors, our members, and the millions of investors and pension beneficiaries they represent, are directly impacted by corporate stock option policies and programs.

In general, Council members are very supportive of stock-based compensation programs. They understand that appropriately structured programs may benefit investors by better aligning employee and shareholder interests and helping companies attract and retain talented employees.

But the benefits must be balanced with the costs of these programs, and the price of public ownership of stock is that companies must be accountable to their investors. Since shareholders ultimately foot the bill for option programs through dilution of their holdings, they should be given an opportunity to vote on them, particularly when the programs could lead to a material dilution of shareholders' equity.

The current New York Stock Exchange and Nasdaq stock market listing standards give companies tremendous flexibility to grant stock options without shareholder oversight. Council members are concerned that some companies may abuse this privilege by adopting dilutive and inappropriately structured option programs and using the NYSE and Nasdaq broad-based exemptions to avoid getting shareholder approval of the plans.

Given the explosion in option-based incentive programs over the past decade, Council members believe that it is time for the NYSE and the Nasdaq stock markets to reassess and update their listing standards governing when shareholders must be given votes on stock option plans.

Council members have been studying and evaluating this issue for nearly three years, and they agree that it is no longer appropriate for the NYSE and the Nasdaq stock market to exempt so-called broad-based plans from shareholder oversight.

Members believe that the stock exchanges, as self-regulatory organizations, should reshape their rules to ensure that investors are protected and given a fair vote on option programs that could materially impact a company's capital structure and the ownership interests of its shareholders.

Some Important Facts

Before undertaking a general discussion of the shareholder-approval issue and the specifics of the NYSE task force proposal, the Council wants to stress a few important overriding facts.

> Stock-based compensation programs involving officers and directors raise concerns about self-dealing. This problem is unavoidable whenever directors and officers approve their own compensation plans without shareholder oversight. This conflict is one of many reasons Council members believe that shareholder input on stock-based pay programs is essential.
>
> Council members aren't alone in their concerns about potential self-dealing. SEC chairman Arthur Levitt noted in a Dec. 12 speech to the Federal Reserve Bank of New York that "none of us can deny the plain conflict that officer and director compensation presents, and the critical, curative effect that shareholder approval brings."
>
> Obtaining shareholder approval of stock compensation programs is not a hassle nor is it an alien concept. Most companies today understand the necessity of bringing plans to votes. According to a recent study of 290 hi-tech companies by topexecpay.com, 54 percent asked shareholders to approve additional shares for employee stock plans during the 12 months ending August 2000. The study represented a cross section of hi-tech companies ranging from $0 to $1.3 billion in revenues. The survey results indicate that even the smallest hi-tech companies are accustomed to putting stock plans to shareholder votes.
>
> Stock compensation proposals nearly always win shareholder approval. The Investor Responsibility Research Center (IRRC) tracked 617 proposals to adopt new option plans or add shares to existing plans in 2000. IRRC has voting results on 545 proposals; of these, only five—0.9 percent of all plans—failed to be approved by shareholders.
>
> This approval rate has remained relatively constant over the years. According to Strategic Compensation Research Associates, less than 1 percent of the 2,000 proposals put up for votes between July 1997 and June 1998 failed to win shareholder support.
>
> These facts suggest that company concerns that shareholders may routinely vote down stock compensation proposals are unfounded. Only an extremely small percentage of plans fail to pass.
>
> While Council members appreciate that stock-based awards are important compensation tools, they also realize that they are not the only component of appropriately structured pay programs. Other forms of incentive compensation, such as performance-based bonuses, are subject to shareholder approval to qualify for an exemption from section 162(m) of the Internal Revenue Code's $1 million limit on the deductibility of compensation paid to the top five executives.
>
> The $1 million limit has been in place for more than five years, and it has not appeared to impact companies' flexibility to offer incentive pay packages to their key employees. Most

companies comply with this shareholder-approval requirement, which suggests that a tougher shareholder approval requirement for option programs shouldn't be a problem for publicly traded companies.

Given the wide variety of stock compensation proposals, the broad range of businesses proposing these programs and the many unique issues relevant to each company, Council members almost universally take a case-by-case approach to determining how to vote on stock compensation proposals. A few members have policies of always supporting management compensation proposals. No member automatically votes against pay proposals. Most base their decisions on careful reviews of plan features, including dilution levels, unique company considerations and industry comparisons.

The Council views suggestions that shareholders can't appreciate and evaluate unique company issues—such as distressed states, repurchase programs and employee retention issues—as unwarranted. No one has a greater interest in a company's success than its shareholders.

Council Position

Council members believe that which employees may or may not participate in an option program isn't as important as the cumulative dilution created by all of the option programs sponsored by a company. As result, Council members oppose shareholder-approval exemptions for broad-based plans.

Instead, they have endorsed the following approach, embodied in the Council's Core Policies and Principles:

> ***Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, 5 percent dilution represents a material impact, requiring a shareholder vote.***

NYSE Task Force Proposal

The Council realizes that the approach endorsed by its members may not have universal acceptance. In the spirit of compromise, representatives from the Council, the corporate community and other investors participated in two separate NYSE task forces charged with studying the shareholder approval issue and considering alternatives to the current rule.

The proposal drafted by the second NYSE task force and posted on nasdaqnews.com is an important step in the right direction. By capping the allowable dilution of non-approved plans at 10 percent of the current potential dilution of existing shareholder-approved plans, the task force proposal addresses members' concerns that current rules may allow companies to adopt highly dilutive, "broad-based" plans without shareholder oversight.

However, the Council opposes one aspect of the proposal—how repurchased shares are treated. The Council is concerned that the proposed language could open another loophole for companies to avoid

shareholder oversight of option plans.

The Council believes that companies should be required to submit treasury-share-funded plans, including the maximum number of shares authorized for grant, for shareholder approval within a year of the plans' adoption. In addition, the Council members believe any shares granted before formal shareholder approval should be contingent upon subsequent shareholder approval of the program.

The Council believes that these programs are not dilution-free, since investors purchasing shares after a stock buyback may face dilution from the plans funded by repurchased shares. In addition, a decision to repurchase stock may materially impact a company's capital structure—and under policies approved by Council members, programs that may materially impact a company's capital structure should be approved by shareholders.

The language regarding treasury shares may be particularly important if the NYSE and the Nasdaq stock market differ in their views of repurchased shares. Shares repurchased and held as treasury shares continue to be considered listed by the NYSE as long as fees continue to be paid on the shares. The Council is uncertain how the Nasdaq views repurchased shares. But if the Nasdaq's approach differs from the NYSE's approach, this language could give an advantage to NYSE-listed companies.

Benefits Of the NYSE Task Force Proposal

The NYSE task force proposal, drafted by a balanced group of representatives from the corporate and investor communities, was hammered out after months of debate and compromise among the task force members.

The proposal offers a number of key benefits for companies and investors:

> Companies will continue to have the flexibility to grant some options without shareholder approval, since the proposal allows for a "basket" of non-approved shares totaling up to 10 percent of the number of shares—including outstanding options and shares available for grant—under a company's shareholder-approved plans.
>
> Companies will have more flexibility to grant the non-approved shares, since the task force proposal doesn't mandate that these shares must be broadly distributed.
>
> Companies may continue to grant "inducement" options without shareholder approval.
>
> The dilution represented by non-shareholder-approved plans—a key concern for investors—is capped at 10 percent of the number of shares authorized under a company's shareholder-approved plans.

In conclusion, while the NYSE task force proposal needs some important refinements, it is a step in the right direction. The Council urges the Nasdaq stock market to work with the NYSE and the SEC to refine the proposal and adopt a single listing standard effective at both the NYSE and the Nasdaq. The two dominant U.S. exchanges should not compete based on governance-related listing standards.

The Council's responses to the questions included in the Nasdaq release are attached. In addition, a copy of a recently released study by consulting firm Watson Wyatt Worldwide is included, along with some additional articles on the issue of option programs and their impact on investors, is included.

The Council appreciates this opportunity to comment. Please contact Ann Yerger or me with any questions.

Sincerely,

Sarah A.B Teslik

Executive Director

Attachment

NASDAQ QUESTIONS

1. Should companies be permitted to adopt broadly based plans where no officers and directors participate (rank and file plans) without shareholder approval? Please explain in detail why or why not.

> Members of the Council of Institutional Investors believe that which employees may or may not participate in an option program isn't as important as the cumulative dilution created by all of the option programs sponsored by a company. The aggregate potential dilution resulting from stock-based compensation programs represents a very real cost to shareholders. Council members believe approval should be required if there is a potential for a material dilution of shareholders' equity.
>
> Since the aggregate dilution can be materially affected by both broad-based and non-broad-based plans, Council members do not support a shareholder approval exemption for broad-based plans. Instead, they have endorsed the following approach, embodied in the Council's Core Policies and Principles:
>
> *Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, 5 percent dilution represents a material impact, requiring a shareholder vote.*

1a. If you believe that there are legitimate concerns regarding companies being permitted to adopt rank and file plans without shareholder approval, would disinterested independent (non-participating) director approval provide adequate protection of shareholder value? Why or why not?

While approval by non-participating, independent directors is critical, the Council does not believe that this safeguard alone provides adequate protection to shareholders.

Shareholder input on the subject is essential, because shareholders ultimately pick up the tab for option programs. Not only do option programs represent a significant potential conflict of interest between companies and their shareholders, but they also may represent a significant financial cost to shareholders, since excessive use of options can harm shareholders through dilution. This is why Council members believe that approval should be required if there is a potential for a material dilution of shareholders' equity.

In addition, definitions of independence that companies apply to their directors are not always as rigorous as the Council believes they should be. This means that directors who have ties to the company, ties to the Chairman or Chief Executive Officer, and/or ties to other directors may be classified as independent by companies. Even directors who satisfy the Council's definition of independence usually owe their selection for board service at least in part to management, so a substitution of independent-director approval for that of shareholders is inadequate to address concerns these plans raise.

1b. If disinterested independent director approval is believed problematic, please provide your views as to whether there is a level of options relative to the total shares outstanding below which shareholder approval should not be required. If so, what would be the correct level?

Disinterested director approval isn't problematic. It is critical and one of several vital components of the compensation approval process.

However, Council members believe shareholder oversight should supplement disinterested director approval whenever there is a potential for a material dilution of shareholders' equity.

Council members believe that the materiality threshold is crossed whenever the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, equals or exceeds 5 percent of the outstanding shares. Once that 5 percent total potential dilution level is exceeded, Council members believe that all stock compensation programs should be subject to shareholder approval.

2. Are there industry standards or dilution measures that are used by shareholders in determining how to vote on plan proposals?

Given the wide variety of stock compensation proposals, the broad ranges of businesses proposing these programs and the unique issues relevant to each company, Council members almost universally take a case-by-case approach to determining how to vote on plan proposals.

A few members have policies of always supporting management compensation proposals. No member has a policy of automatically voting against compensation proposals. Most base their decisions on careful reviews of plan

features, including dilution levels, unique company considerations and industry comparisons.

2a. Is there a level of dilution which is generally acceptable? If so, are there circumstances that would cause the acceptable level of dilution to vary?

There is no single number that Council members agree is an acceptable level of dilution.

Acceptable dilution levels reported by Council members vary widely and nearly always include exceptions for certain types of companies and special corporate situations. Many Council members report that they may consider higher dilution thresholds for less mature companies where stock ownership may be important for recruiting capable managers.

The issue of *how* members vote on individual proposals differs from the issue of *when* Council members believe they should be given votes on option plans. As detailed in questions 1, 1a and 1b, members believe they should vote on any plans where the potential total dilution may have a material impact on the capital structure of the company and the ownership interests of shareholders.

2b. With respect to services that make recommendations on shareholder voting, are they widely used and are they administered by parties in a fair and reasonable manner? Do such services make recommendations based on company-specific analysis? Would changes in shareholder approval requirements magnify the impact of these services?

About half of the members surveyed by the Council report purchasing research from one or more proxy analysis firms. This research may or may not include voting recommendations. The Council has no reason to believe that these services are not administered in a fair and reasonable manner.

No Council member reported basing votes solely on the voting recommendations provided by an outside firm. All said they follow internally developed voting guidelines.

This information suggests that changes in shareholder approval requirements would not magnify the impact of proxy advisory services.

2c. Are formulas applied to determine the appropriateness of plan proposals? If so, are these formulas reasonable indicators of value to shareholders in return for the potential dilution?

Most Council members apply a very basic definition of dilution—tallying up the proposed shares, shares available for future grant and outstanding options and dividing that total by the number of outstanding shares. This approach has been around for decades and has generally been considered a reasonable indicator of the costs of the programs.

Some members use a "shareholder value transfer" proprietary model developed by a major proxy analysis firm. The Council cannot provide details on this model.

These models focus on the costs of the programs to investors rather than the value added by them. The Council is not aware of any recognized formulas for assessing the value added by stock option programs.

3. ***What are the barriers to obtaining shareholder approval of plans, in general, that the management believes to be in the best interest of the company and its shareholders? Please provide clear business examples of the type of problems likely to be encountered as well as their impact on shareholder value.***

Council members are unable to identify any barriers to shareholder approval of plans that appear to be in the best interests of the company and its shareholders. The data is clear: the vast majority of companies already submit plans for shareholder approval and the overwhelming majority of plans submitted to shareholders are approved.

4. Should shareholder approval of broad-based plans be required where there is officer and director participation? Why or why not?

Council policies call for shareholder approval of any plans that include directors—either employees or non-employees—of the company.

Any programs including directors raise concerns about self-dealing. This problem is unavoidable whenever directors and officers approve their own compensation plans without shareholder oversight. This conflict is one reason why Council members believe that shareholder input on the plans including directors is essential.

4a. What impact would a shareholder approval requirement have on Nasdaq issuers and the ability of management to reward and retain key executive talent?

The Council does not believe that a shareholder approval requirement would impact the ability of management to reward and retain key executives.

Companies may worry that a strict shareholder approval requirement could tie their hands and severely restrict their ability to reward and retain key executives. The Council believes these concerns are unfounded. The Council isn't aware of a single option-granting company that doesn't have some shares available for future grant under a shareholder-approved plan. And even if a company's pool of available shares isn't adequate, it may grant options that are contingent upon future approval by investors.

In addition, the NYSE task force proposal would give all companies flexibility to grant non-approved shares by permitting companies to grant non-approved shares up to 10 percent of the number of shares authorized under shareholder-approved plans.

4b. Would the exercise of fiduciary responsibility by the board to manage the affairs of the company result in alternative compensation arrangements for critical officers?

The Council cannot speculate on whether directors might exercise their

fiduciary duties by awarding different pay packages to critical officers if more plans are subject to shareholder approval.

However, switching to different types of pay may not circumvent a shareholder approval requirement. For example, section 162(m) of the tax code limits the deductibility of compensation paid to the top five executives at $1 million apiece. Only performance-based compensation, as defined in the section and approved by shareholders, is exempt from the $1 million deductibility cap.

4c. Do means exist to respond promptly to market place exigencies to attract and retain key executives in the absence of timely availability of shareholder approved options grants?

See 4a.

4d. Given that such grants are required to be approved today unless their purpose is to attract new employees or they are part of a broad-based plan, would some sort of standby grant be feasible and practical?

See 4a.

4e. If officers and directors are no longer eligible for broadly based plans, would their use for rank and file employees decrease?

The Council cannot speculate as to how companies might respond to tougher shareholder approval requirements. However, the Council stresses that its members applaud spreading option awards throughout companies. Generally, Council members are very supportive of truly broadly based plans.

Members also are very supportive of programs intended to reward top executives and managers. This support is reflected by the reality that investors rarely fail to approve stock compensation proposals. The Investor Responsibility Research Center (IRRC) tracked 617 proposals to adopt new option plans or add shares to existing plans in 2000. IRRC has voting results on 545 proposals; of these, only five—0.9 percent of all plans—failed to be approved by shareholders.

This approval rate has remained relatively constant over the years. According to Strategic Compensation Research Associates, less than 1 percent of the 2,000 proposals put up for votes between July 1997 and June 1998 failed to win shareholder support.

5. If you think a shareholder approval requirement for broad based plans that include officers and directors is problematic, please provide clear business examples of the types of problems that are likely to be encountered and their impact on shareholder value. Are there alternatives means for addressing problems identified?

The Council does not believe that a shareholder approval requirement for broad-based plans is problematic.

6. The use of options as an inducement for new employees is currently exempted by all markets and

would continue to be exempted under the NYSE proposal. Given the ability of employees to move to another company in return for inducement options, should some flexibility be provided to grant such employees options to retain their services, also without shareholder approval? Why or why not?

For many years, the shareholder approval exemption for "inducement" awards and broad-based plans was not a concern to investors, primarily because few companies adopted broad-based plans and the size of inducement awards were relatively modest.

Times have changed. Not only are more companies granted options throughout the organizations, but they are also awarding more shares. And the size of inducement awards has skyrocketed to what some investors describe as abusive levels. The net effect to investors is that stock-based compensation programs are far more dilutive to investors.

In an ideal world, shareholders would be given an opportunity to pre-approve inducement awards. But the reality is that this is not how the market for hiring executive talent works. Investors are willing to give companies some latitude to attract new talent. But retaining talent is an ongoing process requiring continuous corporate planning.

Companies already possess tremendous flexibility to award options to existing key employees. Additional flexibility certainly is not necessary or warranted. Most companies maintain a pool of shares available for award, and these shares are generally granted to key employees. Companies may also grant options contingent upon future shareholder approval.

Corporate flexibility would be enhanced if the NYSE task force proposal were adopted, since companies could award additional shares under the allowable basket of non-approved shares.

6a. If so, what means are available to provide that flexibility?

See 6.

6b. Should options grants to attract new employees continue to be construed as within board discretion with decisions being made in the exercise of its fiduciary duty? What specific problems would warrant a change to this form of management exercise of responsibility?

The NYSE task force proposal addresses this issue by continuing to give companies total discretion to grant "inducement" options without prior shareholder approval. The Council supports this approach and agrees with the task force recommendation that these non-shareholder-approved inducement shares should be deducted from the basket of non-approved shares.

7. Is there a need to provide flexibility for companies in distress?

Council members do not support giving companies in distress additional flexibility. Council members almost universally take a case-by-case approach to determining how to vote on stock compensation plans. Such proposal-by-

proposal reviews involve assessments of a variety of factors, including unique company considerations such as whether a company is in distress. Shareholders, after all, are the ones who lose most if distressed companies fail.

However, the fact that a company is in distress should not impact whether or not shareholders may vote on the programs. Shareholders ultimately foot the bill for option programs, and they should be given an opportunity to evaluate whether the benefits of the program are justified by the costs.

7a. In particular, companies with declining share prices may engage in share buy backs to enhance shareholder value. This in turn reduces the total shares outstanding and as a result, plan proposals appear more dilutive, which may reduce the chance that they will be approved when needed most to retain key employees. Would greater restrictions on option plans reduce share buy backs? Why or why not? Would any dilution alternative need to recognize and deal with the potential impact of share buy backs? Why or why not?

Council members do not believe that a dilution alternative should recognize share buyback programs. As detailed in question 7, investors almost universally evaluate these proposals on a case-by-case basis, and such reviews would consider issues such as buyback activities. Questions like this imply an ignorance on shareholders' part the Council views as unwarranted. No one has a greater interest in a company's success than its shareholders—they are the companies' best friends, not their worst enemies.

7b. In addition, companies with declining share prices may have critical employees holding options with exercise prices well above the current market price, making these employees relatively more susceptible to recruitment away from the company. Would these proposals make it more difficult to get shareholder approval for the grant of new options necessary to retain these employees?

See questions 7 and 7a.

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MEMORANDUM

INVESTMENT COMPANY INSTITUTE

[10204]

August 14, 1998

TO: INVESTMENT ADVISERS COMMITTEE No. 30-98
SEC RULES COMMITTEE No. 82-98

RE: INSTITUTE COMMENT LETTER ON NYSE SHAREHOLDER APPROVAL POLICY REGARDING STOCK OPTION PLANS

Attached is a copy of the Institute's comment letter to the New York Stock Exchange, Inc., in response to its request for comment on its recent amendments to its shareholder approval policy ("Policy"), which requires shareholders of a listed company to approve certain stock issuances. The letter is substantially similar to the draft that we circulated to you.[1]

The letter notes that although generally stock option plans can be beneficial in aligning shareholder and corporate management interests, certain plans have the significant potential of transferring wealth or voting power from shareholders to corporate management, which could have a dilutive effect on shareholders' equity. The letter recommends that *all* stock option plans (non-broadly based *and* broadly based) be subject to shareholder approval if they are likely to have a significant dilutive effect on existing shareholders. In the event the Exchange determined to continue its policy of exempting "broadly-based Plans" from the shareholder approval requirement, the letter suggested ways to make the Policy more effective in protecting shareholders' interests.

First, the letter suggests that the definition of "broadly-based Plan" be based on actual plan *participation*, rather than mere *eligibility*, and take into account the mix of employees that may be considered (*i.e.*, non-management versus management). Next, the letter suggests that the 20 percent test be revised to reflect a level that would include participation by a greater number of a company's non-management employees. Finally, the letter recommends that a threshold for cumulative dilution be imposed for all broadly-based Plans (*e.g.*, five percent) in order to impose safeguards to further protect shareholders' interest in those instances where broadly-based Plans are not subject to shareholder approval.

Barry E. Simmons
Assistant Counsel

Attachment

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[1] *See* Memorandum to Investment Advisers Committee No. 23-98 and SEC Rules Committee No. 66-98, dated July 1, 1998.

MEMORANDUM

INVESTMENT COMPANY INSTITUTE

July 9, 1998

Mr. Stephen Walsh
Vice President and Managing Director
New York Stock Exchange, Inc.
20 Broad Street, 16th Floor
New York, New York 10005

Re: NYSE Shareholder Approval Policy (File No. SR-NYSE-97-37)

Dear Mr. Walsh:

The Investment Company Institute[1] appreciates the opportunity to express its views on the New York Stock Exchange's ("NYSE" or "Exchange") amendments to its shareholder approval policy (the "Policy"), the policy that dictates when stock option plans should be subject to shareholder approval.[2] Investment companies and private account clients of investment advisers are significant purchasers of listed companies' shares and, as such, have an interest in this matter. We believe that it is important that the public be given an appropriate opportunity to comment on the recent changes to the Policy, particularly the 20 percent test under the definition of "broadly-based Plan." Although, like others, we regret that the process by which the rule changes were made did not result in any input from interested parties, we are nonetheless pleased that the Exchange decided to open the revised rule for comment and will establish a task force to consider possible changes to the Policy.

Investment advisers, on behalf of their investment company and private account clients, review and cast their votes on thousands of proxy proposals every year, many of which pertain to the creation or amendment of stock option plans. Stock option plans can be beneficial in

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[1] The Investment Company Institute is the national association of the American investment company industry. Its membership includes 7,091 open-end investment companies ("mutual funds"), 437 closed-end investment companies and 9 sponsors of unit investment trusts. Its mutual fund members have assets of about $4.989 trillion, accounting for approximately 95% of total industry assets, and have over 62 million individual shareholders. Many of the Institute's investment adviser members render investment advice to both investment companies and other clients. In addition, the Institute's membership includes 499 associate members which render investment management services exclusively to non-investment company clients. A substantial portion of the total assets managed by registered investment advisers are managed by these Institute members and associate members.

[2] NYSE, Inc., Stockholder Approval Requirements for Broadly-Based Stock Option Plans, dated June 5, 1998, Request for Comment ("Request for Comment"). Among other things, Paragraph 312.04(g) of the Exchange's Listed Companies Manual was amended to provide guidance for determining whether a plan is "broadly based." As part of this guidance, the Exchange adopted a "safe harbor" to provide that a plan will be deemed to be "broadly based" if at least 20 percent of the company's employees are eligible to receive stock or options under the plan and at least half of those eligible are neither officers nor directors (the "20 percent test").

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aligning shareholder and corporate management interests and in furthering corporate stability. Indeed, if designed appropriately, such plans can enable a company to attract and retain key personnel and provide added incentives for employee investment in the corporation's underlying securities, thereby increasing the potential for maximizing shareholder return. If designed inappropriately, however, stock option plans can have a deleterious effect on shareholder value.

The Institute notes that shares issued under stock option plans represent an ever-increasing amount of shares outstanding for many U.S. companies. Many of these plans, however, have the significant potential of transferring wealth or voting power from shareholders to corporate management. We are concerned that such plans can have a dilutive effect on shareholders' equity -- or may not be based directly on performance or tied to pre-established performance goals. Some stock option plans, for example, provide for the issuance of shares at no cost or at a significant discount to the then-current fair market value (*e.g.*, discounted or restricted stock). Other plans permit the repricing of so-called "underwater" options to current market value without prior shareholder approval.[3] Still other plans have similar dilutive effects on shareholders' equity.[4]

Because of the many, varied permutations available in designing stock option plans, and the potentially dilutive effect such plans and plan amendments can have on shareholder value, we believe that it has become increasingly important for shareholders to be given the opportunity to review, evaluate, and vote on *all* stock option plans proposed, or proposed to be amended, by management. We believe that the real issue is not how a stock option plan is characterized (*i.e.*, broadly based or non-broadly based), but rather, how the plan would affect a company's existing shareholders. Any plan that, either by itself or in the aggregate with other existing plans, would have a significant dilutive effect on existing shareholders *should* require shareholder approval. Thus, we believe that the Exchange should only exempt a stock option plan from shareholder approval if that plan, either by itself or in the aggregate with other existing plans, is ***not*** likely to lead to a significant transfer of wealth or voting power from shareholders to corporate management. Thus, we recommend that the Exchange consider revising the Policy to reflect this concern.

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[3] An "underwater" option is an option whose issue price *exceeds* the underlying securities' current market price, thereby rendering the option worthless. Underwater options can be particularly dilutive in situations where management cancels an option plan but decides to make the unissued shares related to the canceled option available for future reissuances.

[4] Reload options, for example, which are options that are used to replace shares of stock that executives use to exercise current options, can be dilutive depending on the date that is used for determining the market value of the option. In many cases, the date used for valuing a reloaded option is *not* the date on which the current option is exercised (*i.e.*, the then-current market price), but rather the date on which the current option was originally ***granted*** -- often years earlier. Thus, reload options not only can have a dilutive effect on shareholders' equity by allowing the additional issuance of shares, but in a rising market, can provide the option holder with built-in appreciation. Moreover, "evergreen" option plans, in which a nominal percentage of shares outstanding (*e.g.*, one percent) are reserved for the plan, similarly can be dilutive because (i) there is no termination date for the plan, (ii) the number of shares issued potentially can increase yearly depending on the number of shares outstanding, and (iii) any amendments to the plan are not subject to shareholder approval.

In the event, however, that the Exchange decides to continue its policy of exempting "broadly-based Plans" from the shareholder approval requirement, we would suggest various modifications to it that would make the Policy more effective in protecting shareholders' interests.

First, in contrast to the guidance recently issued, the Institute believes that the definition of "broadly-based Plan" should be based on actual plan *participation* by company employees, rather than mere *eligibility*. Inherent in this position is the belief that any test of "broadly based" would be meaningless without taking into account the mix of employees that may participate (*i.e.*, non-management employees versus officers and directors). Indeed, just because non-management employees are eligible to participate in a company's stock option plan does not mean necessarily that they will in fact participate in the plan.[5] In this way, only those plans that actually benefit a *broad* number of non-management employees would be exempt from the shareholder approval requirement. To the extent companies decide to establish for the first time a stock option plan, because of the concerns noted above, we recommend that any such plan first be submitted to shareholders for their approval as well.

Second, the Institute is not convinced that the 20 percent threshold in the NYSE's safe harbor is an appropriate benchmark, particularly given the ease with which a company could circumvent the shareholder approval requirement by simply rolling its non-broadly-based Plan into an ostensibly broadly-based Plan and adding just enough non-management employees to satisfy the test.[6] As stated, we believe that for a plan to be truly "broadly based," participation by a greater amount of a company's non-management employee workforce should be required.[7] This would help protect shareholders' interests by requiring shareholder approval of those plans that could significantly dilute shareholder interest and voting power. Moreover, as part of this recommendation, we also recommend that the definition of "broadly-based Plan" be *exclusive* rather than a *non-exclusive* safe harbor, as currently drafted. Because the definition of "broadly-based Plan" will have important ramifications, we believe that each component of the definition should be satisfied in order for a plan to qualify for exemption from the shareholder approval requirement. This would further protect against companies' circumventing the requirement.

[5] Generally, the decision on who actually gets to participate, which commonly is made by a compensation committee (whose members also may receive discretionary options), often is heavily weighed in favor of corporate management and directors – frequently to the exclusion of all other employees.

[6] For example, a company with one hundred employees in its workforce need only have *eleven* non-executive employees (and nine officers or directors) included in its stock option program in order to avoid the shareholder approval requirement. Certainly, a plan that includes only ten percent of a company's non-management, employee workforce could hardly be viewed as "broadly based."

[7] The Request For Comment makes reference to the 70 percent participation requirement imposed by the Internal Revenue Code and asks whether a higher threshold with certain employees excluded should be provided. We would support a higher threshold (*e.g.*, 50 percent or more) to the extent that it promotes our fundamental concern that any broadly-based Plan should have an appropriate mix of non-management employees and officers and not be used as a means to transfer wealth and voting power from shareholders to management.

Finally, to address concerns about potential dilution, we also recommend that a threshold for cumulative dilution be imposed for broadly-based Plans. Imposing a threshold would impose safeguards to further protect shareholders' interests in those instances where broadly-based Plans are not subject to shareholder approval. Thus, this would ensure that any plan which, taken together with all other plans currently in effect, would exceed a prescribed threshold of cumulative dilution, should be subject to shareholder approval.[8]

* * * * *

The Institute appreciates the opportunity to comment on the NYSE's rule amendments to its shareholder approval policy regarding broadly-based stock option Plans. If you have any questions concerning our comments or would like additional information, please contact me at (202) 326-5824 or Barry E. Simmons at (202) 326-5923.

Sincerely,

Amy B.R. Lancellotta
Senior Counsel

cc: Catherine R. Kinney
Group Executive Vice President

Richard A. Grasso
Chairman and Chief Executive Officer

New York Stock Exchange, Inc.

Richard R. Lindsey
Director, Division of Market Regulation
U.S. Securities and Exchange Commission

[8] Consistent with the approach taken by the Exchange for key employee plans, we would recommend a similar threshold level of dilution (*e.g.*, five percent), recognizing that for some companies (*e.g.*, start-up companies, etc.) a different threshold level may be required.

CITY OF LOS ANGELES
CALIFORNIA

RICHARD J. RIORDAN
MAYOR

LACERS
360 EAST SECOND STREET
8TH FLOOR
LOS ANGELES, CA 90012-4207

OSCAR PETERS
GENERAL MANAGER
(213) 485-2824

DANIEL P. GALLAGHER
CHIEF INVESTMENT OFFICER
(213) 485-4418

July 14, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

RE: SHAREHOLDER APPROVAL REQUIREMENTS FOR BROADLY-BASED STOCK OPTION PLANS

Dear Ms. Kinney:

Thank you for the opportunity to comment on the *NYSE, Inc. Stockholder Approval Requirements For Broadly-Based Stock Option Plans*, dated June 5, 1998. This is an important issue to resolve because the current NYSE policy could have an adverse impact on the interests of shareholders. The Los Angeles City Employees' Retirement System (LACERS) takes particular interest with this issue since it represents 23,000 active and 13,000 retired civilian employees of the City of Los Angeles. The investment portfolio contains $6.7 billion in total assets of which more than $3.2 billion are invested in domestic equities. Protecting and increasing the value of this portfolio is paramount.

LACERS believes that it is appropriate for corporations to use stock option plans to attract, retain and motivate key corporate officers and employees. However, as an institutional investor ("shareholders") with a significant allocation of assets invested in listed companies, I am concerned about the potential dilutive effect of these stock option incentives and the fact that they are exempt from shareholder approval and control. These kinds of plans are subject to abuse that often benefit several key employees but at the expense of shareholder wealth.

In response to your request for comments, we believe that the New York Stock Exchange should adopt rules that require the following:

1. The NYSE should require that all stock option plans which have a cumulative total dilution over the life of the plan of 10% or more require shareholder approval.

2. We believe that officers and directors should be ineligible to participate in broadly-based stock option plans.

3. We believe that the NYSE should require shareholder approval of all plans that grant options to officers and directors.

Stock option plans are often a significant part of an executive and employee compensation plan whose cost is ultimately passed on to the shareholders. For all significant stock option plans, the shareholders deserve the opportunity to determine whether the plan is in their best interests. Accordingly, I urge you to repeal the recently adopted broadly-based stock option policy and reinstate the shareholder's right to approve these plans.

Sincerely,

Oscar Peters

Oscar Peters
General Manager

Fidelity **Investments**

Fidelity Management & Research Company

Eric D. Roiter
Vice President and General Counsel

82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-1742
Fax: 617 476-7064
E-mail: eric.roiter@fmr.com

July 10, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
20 Broad Street, 16th Floor
New York, New York 10005

Re: *Stockholder Approval Requirements for Broadly-Based Stock Option Plans*

Dear Ms. Kinney:

Fidelity Management & Research Company appreciates the opportunity to respond to the NYSE's request for comments on stockholder approval requirements for broadly-based stock option plans. In addition, I look forward to participating as a member of the NYSE's Task Force that will review comments received from all interested parties and make recommendations to the NYSE.

Fidelity recognizes the importance that stock option plans play in providing appropriate incentives to executives and key employees. Stock option and restricted stock plans, when properly designed and administered, can help closely align the interests of a company's officers with those of the company itself. At the same time, the process by which stock option plans are adopted and implemented raises fundamental issues of corporate governance and fairness to shareholders. The NYSE has long played a leading role in safeguarding the interests of shareholders and upholding the right of shareholders to vote on matters that directly bear on their interests. In this regard, no interest is more important to a shareholder than the right to vote upon any plan or proposal that could lead to appreciable dilution of its ownership stake in a company or which would misalign the interests of management and the company itself. The role of the NYSE takes on even greater importance given the SEC's changes to the short-swing trading rules under Section 16(b) of the Securities Exchange Act.

Unfortunately, the NYSE's recent initiative weakens, rather than strengthens, the corporate governance process and, if left uncorrected, poses the risk that listed companies, without submitting proposals for shareholder approval, will put into place ostensibly "broadly-based" stock option plans that will seriously dilute shareholders' interests. In this regard, the following points should be noted:

[LG981910.022]

1. The key issue is not whether a plan is, or is not, "broadly-based." From an investor protection standpoint, the issue is whether management is proposing any compensation plan which can lead to significant dilution and, if so, whether shareholders should have the right to consider and vote on the plan. Clearly, a broadly-based plan can be as dilutive as a plan reserved for officers or key employees. Before the NYSE codifies any exemption from shareholder voting requirements for broadly-based plans, a factual record regarding the prevalence of such plans and their impact needs to be developed.

2. That factual record, it appears, does not yet exist. The Council of Institutional Investors recently undertook to gather data about broadly-based plans from approximately 325 companies in the S&P 500 index, and found that the amount of available information varied greatly. For a number of companies, the Council was unable to learn of aggregate awards made under so-called broadly-based plans. Based on incomplete data, the Council estimates that the median potential dilution under these plans is about 3 percent, but that in some instances potential dilution ranged as high as 7% or higher.

3. The potential dilutive impact of broadly-based plans cannot be weighed in isolation. It is the cumulative dilutive impact of *all* stock option and restricted stock award plans that implicates shareholders' interests. Accordingly, the NYSE, rather than excluding broadly-based plans from shareholder votes, should instead consider devising standards for the submission to shareholder vote of *any* stock option or restricted stock award plan which, taken together with all other plans then in effect, would exceed a prescribed threshold of cumulative dilution. The NYSE has already determined that, absent shareholder approval, no listed company can adopt a "non-broad-based" plan if the cumulative dilutive impact of all existing non-broad-based plans exceeds 5%. It is difficult to discern any reason to exclude broad-based plans from this approach. At the same time, we recognize that it may be appropriate to adopt a different, and higher, threshold, for start-up companies, particularly in high technology industries.

4. Whether a plan is broadly-based or not (and regardless of whether its dilutive impact would exceed a specified threshold), the NYSE should consider requiring that any stock option plan allowing for repricing of underwater options or below-market option grants be submitted for shareholder approval. These options, by misaligning compensation and performance, raise serious questions of fairness to shareholders. The same holds true for any plan that would confer upon management the discretion to alter the terms or design of the plan. There may be limited circumstances under which repricing or below market pricing or conferring some discretion to management is appropriate (due to factors beyond the option holders' control or in response to competitive considerations), but these circumstances could be spelled out in the NYSE's rules as exceptions from the general requirement to obtain shareholder approval.

* * * *

In sum, Fidelity commends the NYSE for its willingness to reconsider the need for shareholder approval of broadly-based stock option plans. The award of stock-based compensation raises fundamental issues of fairness to shareholders and corporate governance. I look forward to working with other members of the Task Force in formulating recommendations to the NYSE on these issues.

Very truly yours,

Eric D. Roiter

Eric D. Roiter

cc: Mr. Stephen Walsh
Managing Director
New York Stock Exchange

Mr. Richard Grasso
Chairman, New York Stock Exchange

The Honorable Arthur Levitt, Jr.
Chairman, Securities and Exchange Commission

Mr. Richard R. Lindsey
Director, Division of Market Regulation
Securities and Exchange Commission

Mr. Barry P. Barbash
Director, Division of Investment Management
Securities and Exchange Commission

AIMR

ASSOCIATION FOR INVESTMENT MANAGEMENT AND RESEARCH

July 10, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Re: Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

The Association for Investment Management and Research (AIMR)[1] is pleased to respond to the New York Stock Exchange's (NYSE) request for comment on its stockholder approval requirements for broadly-based stock option plans. The NYSE seeks general comments on the definition of "broadly-based." AIMR's Board Oversight Committee[2] (AIMR Committee) offers its views on this subject.

Summary

As an advocate of strong corporate governance, the AIMR Committee is generally opposed to the NYSE's stockholder approval requirements for "broadly-based" stock option plans because they limit investors' right to vote on an important corporate matter that has a direct impact on share value. The AIMR Committee strongly favors allowing shareholders to participate in corporate governance. Where restrictions on shareholder participation are imposed, the criteria for applying the restriction should be even-handed and plainly stated.

AIMR is a leader in setting standards for investment professionals both domestically and abroad as detailed in the AIMR *Code of Ethics* and *Standards of Professional Conduct*. AIMR

[1] AIMR is a global nonprofit membership organization with more than 70,000 members and candidates, including investment analysts, portfolio managers, and other investment decision-makers employed by investment management firms, banks, broker-dealers, investment company complexes, and insurance companies. The Association's mission is to serve investors through its membership by providing global leadership in education on investment knowledge, sustaining high standards of professional conduct, and administering the Chartered Financial Analyst (CFA®) designation program.

[2] The Board Oversight Committee is comprised of members of the AIMR Board of Governors who are responsible for overseeing AIMR's Advocacy and Professional Conduct activities.

5 Boar's Head Lane • P.O. Box 3668 • Charlottesville, Virginia 22903-0668
Tel: 804-980-3668 • Fax: 804-980-9755 • E-Mail: info@aimr.org • Internet: www.aimr.org

and its predecessor organizations have established standards of ethical practice for investment professionals since the 1950's. Within this framework, AIMR promotes market efficiency and investor confidence in the industry by advocating certain fundamental principals, including enhanced disclosure to investors and increased investor participation in corporate governance.

The AIMR Committee believes that good corporate governance can improve a company's share value and can be a catalyst for improved management and accountability. Therefore, the AIMR Committee promotes adoption of effective corporate governance practices. The AIMR Committee believes that allowing shareholders greater participation in approving stock option plans would improve corporate governance practice.

The NYSE's stockholder approval requirement for "broadly-based" stock option plans limits shareholder involvement in corporate governance. Application of this rule could result in lower share value and dilution of shareholder interest. Moreover, under the twenty percent test to determine whether a stock option plan is "broadly-based," the NYSE reserves the right, on a case-by-case basis, to deem a plan "broadly-based" but does not provide clear guidance on how it will apply the test. The AIMR Committee believes that even the appearance of arbitrary application of the twenty percent test undermines investor confidence in the proxy process and could further curtail shareholder influence in corporate governance by limiting investors' ability to approve stock option plans of companies in which they are stockholders. Thus, the AIMR Committee urges the NYSE to clarify further the definition of a "broadly-based" plan so as to provide investors and companies guidance on how it will administer the test.

Discussion

Holders of a company's common stock do not have contractual protection of their interests. Shareholders must rely, therefore, on the board of directors and on their right to vote on proposals the corporation is required to submit for shareholder approval. Consequently, the proxy vote is a key mechanism by which shareholders play a role in the governance of the corporation. The appearance of arbitrary application of the "twenty percent" test to determine whether a plan is broadly-based would undermine shareholders' confidence in their ability to participate fully in corporate governance.

The NYSE's shareholder approval requirement is especially significant in light of the fact that corporations increasingly are adopting stock-based compensation programs. Accordingly, the size of option awards to top executives has grown along with the number of stock-based awards to employees. Such option plans can have a negative effect on a company's shares. For example, stock option plans dilute the ownership stake of shareholders. Dilution can decrease the absolute value of shares as well as decrease the voting power of the shares held by public stockholders.

By definition, the NYSE's twenty percent test limits the opportunities for shareholders to evaluate the impact that such stock-based compensation programs can have on their shares. Therefore, this limitation should not be applied arbitrarily and without disclosure of the factors on which it will be based. The negative effects of such a limitation can be minimized by disclosing the factors that the NYSE will use in making its determination on whether a plan is "broadly-based." For example, the rule should clearly define the limits of the twenty percent test so that companies cannot circumvent shareholder approval by structuring the stock option plan to include a broad base of potential, eligible participants without any obligation actually to award stock incentives to all the eligible employees.

Conclusion

Because the effect of stock option plans on share value can be significant, the basis for review of such plans should be well-defined and apparent. The AIMR Committee urges the NYSE to clarify its rule on shareholder approval of stock option plans so that corporations and investors will know what to expect from the NYSE's review process. It is through this process that shareholders will gain a greater voice and confidence in corporate governance and in stock option plans.

If you have any questions regarding the AIMR Committee's position, please do not hesitate to contact me at 804-963-6828 (phone) or llr@aimr.org (email).

Sincerely,

Linda L. Rittenhouse

Linda L. Rittenhouse
Vice President
Advocacy, Legislative & Regulatory Affairs

Copy to: AIMR Advocacy Distribution List

RELATIONAL INVESTORS LLC
4330 LA JOLLA VILLAGE DRIVE, SUITE 220
SAN DIEGO, CALIFORNIA 92122
TELEPHONE (619) 597-9400
FAX (619) 597-8200

VIA FACSIMILE

July 10, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: Shareholder Approval of Stock Option Plans

Dear Ms. Kinney:

Relational Investors LLC is a $700 million investment management fund that focuses on underperforming companies. As such, we pay particular attention to the corporate governance details of publicly held companies and the defining law and regulations. We oppose your decision of April 8, 1998 to eliminate the required shareholder vote on "broad-based stock option plans."

As the owners of public companies, shareholders must appropriately participate in the governance process particularly as it relates to an issue as fundamental as dilution of the equity base in favor of company insiders. The concept of a "broad-based option plan" that applies across the board regardless of a company's condition is extremely problematic. The potential "generic" dilution of a company's stock without shareholder consideration is antithetical to the role of exchange rules in fostering efficient markets and ensuring investor protection.

It is our firm's view that stock option plans are individually tailored to the specific needs of a company, and that individuality must require approval of the shareholders.

Sincerely,

Ralph V. Whitworth
Managing Member

PLUMBERS & PIPEFITTERS NATIONAL PENSION FUND
2200 Defense Highway Suite 400, Crofton, Maryland 21114-2472 • (301) 858-1252 • FAX (301) 858-1294

July 10, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Dear Ms. Kinney:

The Plumbers & Pipefitters National Pension Fund is a $3.6 billion fund with approximately 100,000 participants. We appreciate the opportunity to comment on NYSE Stockholder Approval Requirements for Broadly-Based Stock Option Plans.

Stock option plans which are part of the compensation for key corporate executives should be voted upon by the shareholders. Control over corporate compensation is an important shareholder right. Stock option plans dilute the ownership stake of shareholders and since many companies over the past few years have shown an inability to use executive shareholder stock options judiciously, we strongly feel that all executive shareholder stock option plans should require shareholder approval.

Regarding specific policy questions raised in your request for comments, we disagree with your proposal to define plans for which 20% of the employees are eligible as "broadly based" and therefore exempted from shareholder approval. We think "broadly based" criteria, if used, should be defined by participation and not eligibility and that the 20% threshold is much too low even when using actual participation as the criteria.

We strongly urge you to repeal the recent rule change and give shareholders more control over blatantly excessive corporate compensation dealing with stock options.

Sincerely,

Robert H. Cooke

Robert H. Cooke
Acting Administrator for the Trustees

MINNESOTA STATE BOARD OF INVESTMENT

Suite 105, MEA Bldg.
55 Sherburne Avenue
St. Paul, MN 55155
(612)296-3328
FAX (612)296-9572

July 10, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: Shareholder Approval of Broad-Based Stock Option Plans

Dear Ms. Kinney:

The Minnesota State Board of Investment (MSBI) invests more than $35 billion of pension assets for the benefit of over 340,000 active and retired public employees throughout Minnesota.

The MSBI opposes the proposed revision to the NYSE rules governing the rights of shareholders to vote on stock option plans. The definition of broad-based plan is flawed. The actual awarding of stock incentives is of consequence rather than the range of employees who are eligible for them. It is the MSBI's position that shareholders as owners need to retain control over the form of incentive packages.

The MSBI has consistently supported efforts to have executive compensation linked to a company's long-term performance and to encourage full disclosure of compensation packages for principal executives. The proposed rule would allow a company to award a large portion of a plan's incentives to top executives under the guise of a broad-based plan without requiring shareholder approval of the plan. Clearly, such an outcome is in conflict with a shareholder's need as an owner for full disclosure of compensation packages for principal executives.

The MSBI has consistently voted against compensation packages that are triggered by corporate change in control or those that reprice existing stock awards. The proposed rule change would allow some plans with these features to be exempt from shareholder review. It is our belief that repricing should never occur without shareholder approval.

Finally, the MSBI believes that the details of all stock option plans should be presented in the proxy materials so that shareholders can thoroughly review them. The potential exists for significant dilution to occur resulting in large amounts of market capitalization being transferred from public investors with no oversight or ability to control. It is our belief that shareholder review is essential.

Thank you for your consideration.

Sincerely,

Howard J. Bicker
Executive Director

Cc: Arthur Levitt Jr., Securities and Exchange Commission
Frank G. Zarb, National Association of Securities Dealers
Council of Institutional Investors

MAINE STATE RETIREMENT SYSTEM

Kay R. H. Evans, *Executive Director*
Gail Drake Wright, *Chief Deputy Director*

July 10, 1998

VIA FAX (Hard copy to follow)

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: Shareholder Approval for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

The Board of Trustees of the Maine State Retirement System is responsible for the investment of a fund presently valued at $6.0 billion, on behalf of 48,000 active and 27,000 retired members of the System and the public entities that employ them. As shareholders for these beneficial interests, the Trustees are writing to express their strong opposition to the Exchange's recently-promulgated rule governing shareholder approval of companies' stock option plans.

The Trustees believe there is shareholder value in ownership of shares by employees, management and directors of companies. Such ownership gives all parties a common interest in the performance of a company, because all stand to benefit in the same way. The Trustees believe that this value is strengthened by shareholder approval of stock option plans. Shareholder approval underscores the common interests of all owners and permits all owners to participate in balancing the several purposes and goals of stock option plans.

The Trustees can see no strong policy interest or goal that is served by carving out types of stock option plans that are not subject to shareholder approval, nor any strong policy interest or goal that is undermined by requiring approval. It therefore follows that the Trustees are opposed to the carve-out of "broadly-based" plans, are opposed to a carve-out of non-broadly based plans unless based on a very low threshold of aggregate potential dilution, and are opposed to the carve-out of outsider-inducement awards against an ineffectual standard of "materiality." The Trustees urge the Exchange to withdraw the rule in its current form and to reconsider its approach to shareholder approval of stock option plans.

Yours truly,

Kay R H Evans/lp

Kay R. H. Evans
Executive Director

KRHE/nlp

cc: MSRS Board of Trustees

LOCATION: Two Central Plaza, Corner of Capitol & Sewall St., Augusta, Maine
MAILING ADDRESS: 46 State House Station, Augusta, Maine 04333-0046
TELEPHONE: (207) 287-3461 or toll free 800-451-9800 TDD: (207) 287-8446 FAX: (207) 287-1032

07/10/98 FRI 16:08 [TX/RX NO 8168] ☑002

PERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 326-3240
(916) 326-3675
FAX (916) 326-3659

July 9, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

VIA OVERNIGHT MAIL

Re: Shareowner Approval Requirements for Stock Option Plans

Dear Ms. Kinney:

Thank you for the opportunity to comment upon the New York Stock Exchange's policy with regard to shareowner approval requirements for stock option plans. On behalf of the California Public Employees' Retirement System (CalPERS), I submit the following comments and look forward to our continuing discussion as part of the Task Force review of this issue.

CalPERS is the largest public pension system in the country, with assets currently valued in excess of $140 billion. These assets, which provide retirement benefits to over 1 million of California's government employees and their families, are invested heavily in the U.S. equity market. The average holding period for our common stock is well over 10 years. CalPERS is both a substantial and long-term investor in this market.

Pursuant to the California Constitution, in making and managing investments CalPERS' Board of Administration must meet a "prudent expert" fiduciary standard that is comparable to that imposed upon trustees of private pension plans governed by the Employee Retirement Income Security Act of 1974. This standard governs both our investment decisions and the exercise of our voting rights for equity securities. It is because of this paramount duty to maximize investment returns that CalPERS places such a great value upon our voting rights.

CalPERS' views with regard to stock option plans, and the right of shareowners to approve those plans, can best be understood in the context of the way in which these plans are currently being used. According to a recent survey of 350 large companies by William M. Mercer, Inc., more than a third (35.4%) have stock option arrangements that would be – under the Exchange's recent definition of "broad-based" – exempt from shareholder approval. This is up from 29.7% in 1997. Between 1994 and 1997, the number of stock options granted by these large companies grew 100%. The size of option packages has similarly grown. In 1996, 24 of the 80 large companies studied by Pearl Meyer and Partners, Inc., (or 30%) offered option grants with a face value of more than $10 million. In 1997, this proportion dramatically increased, to 26 out of 55 companies studies (or 47%). No one can seriously doubt that stock options are assuming an increasingly significant role in the overall compensation and ownership structures of U.S. companies.

This growth is not, by itself, per se negative. In fact, it is a reflection at least in part of a decade of pressure from institutional investors to connect compensation to equity value. As one commentor noted, "shareholders have been getting what they asked for."[1] Yet, while the investor community pushed for greater links between compensation and equity, it was always with the understanding that shareowners, through their approval authority, must also be diligent to protect against excessive compensation. "[Institutional investors] have the resources and expertise to make meaningful suggestions on how to better compensate top executives and the incentive to work toward compensation programs directed at long-term as well as short-term goals."[2]

CalPERS recognizes that many regulatory changes have occurred during the past three years to gradually erode the shareowners' right to approve stock option plans. We have always been comforted, however, by the knowledge that, in the end, the exchanges' rules preserved this right. Perhaps that sense of reassurance was illusory. Nonetheless, it is clear now that the NYSE rule's current definition of "broad based" effectively destroys the last bastion of the shareholder franchise in this area.

Your request for comment focused on this "broad based" definition. CalPERS believes that distinction (i.e., looking only at the eligibility scope of the plan) does not fully recognize the purpose of the shareowner vote. While the scope of a plan is relevant, if shareowners' <u>sole</u> concern is aligning top executive and shareowner interests, it is irrelevant in light of our more <u>primary</u> inquiry: does the plan excessively dilute the value and voting power of the stock held by existing shareowners? For this reason, CalPERS urges the Exchange to revisit the premise of this rule and ensure that shareowner

[1] Leslie Wines, Compensation Plans that Support Strategy, J. BUS. STRATEGY, July/Aug. 1996 at 17.

[2] Linda J. Barris, The Overcompensation Problem: A Collective Approach to Controlling Executive Pay, 68 IND. L.J. 59, 99 (1992).

approval is required for all option plans with a potential material dilutive impact. In our view, 5% dilution would be a reasonable threshold to trigger a shareowner approval requirement.

If the Exchange remains committed to the "broad based" distinction, CalPERS strongly recommends that such plans only be exempted from shareowner approval when (1) the "broad base" includes at least 70% of the work force (excluding those covered by collective bargaining), and (2) the standard looks to actual participation, not potential participation.

Thank you for the opportunity to comment on this important issue. Again, I look forward to future Task Force discussions.

Sincerely,

Kayla Gillan /cl

KAYLA J. GILLAN
General Counsel

KJG:cl

cc: James E. Burton, CEO, CalPERS
Richard Grasso, Chair and CEO, NYSE
Frank G. Zarb, Chair and CEO, NASD
Arthur Levitt, Jr., Chairman, SEC

Amalgamated Bank of New York

LongView Collective Investment Fund

America's Labor Bank

9 July 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Re: New York Stock Exchange Shareholder Approval Requirements For Broadly-Based Stock Option Plans

Dear Ms. Kinney:

I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "LongView Fund" or the "Fund"), which is an S&P 500 index fund with assets of approximately $2.5 billion. Participants in the Fund include over 50 pension plans. The Fund operates an active corporate governance program that includes communicating with the companies in its portfolio on a range of issues, as well as sending 15 to 20 shareholder resolutions to specific companies each year. As its name implies, the LongView Fund attempts to take a long-term approach towards enhancing shareholder value.

This letter will address the Exchange's recently enacted rule regarding shareholder approval of stock option plans. In particular, we have reviewed the Exchange's request for comments dated 5 June 1998 and offer the following observations.

Stock option plans have mushroomed over the past decade. On the one hand, these plans can serve a useful purpose in giving managers and employees an incentive to improve a company's performance. On the other hand, such plans pose concerns for shareholders because they can lead to significant dilution of the value of a company's shares.

Given the explosion in usage of stock option plans as an important element of

PLEASE RESPOND TO: 1600 20TH STREET, N.W., WASHINGTON, D.C. 20009-1001.

11-15 UNION SQUARE, NEW YORK, N.Y. 10003 • (212) 255-6200

compensation, the Fund's view is that a company's adoption of these plans presents significant policy issues on which shareholders should have a say in advance.

With respect to the specific policy questions you pose, we disagree with the concept of defining "broadly based" plans as those in which as few as 20 percent of all employees are eligible. Since eligibility and actual participation are two different things, it is conceivable that a plan could meet a 20 percent eligibility test, yet far fewer employees may actually participate. A threshold of 20 percent is thus too low to suggest that such plans are truly "broadly based."

Nor, with due respect, do we believe that the Exchange staff should have discretion in individual cases to determine whether a plan is "broadly based" or not. Clear guidelines should be required and followed.

Finally, and as a more general proposition, this is an area where shareholder rights should be strengthened, not weakened. To the extent it may be determined that there is a sound reason to exempt certain broad-based plans from a requirement of prior shareholder approval, we believe that such plans should be truly "broad-based" and tailored to meet shareholder concerns about significant dilution of the values of a company's shares.

For these reasons, we respectfully urge the Exchange to rescind its recent rule change and to consider ways that shareholders will have greater opportunities to vote on stock option plans.

The LongView Fund hopes that these comments are helpful to your deliberations. Thank you for this opportunity to comment.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock
Counsel for Amalgamated Bank of
New York LongView Collective
Investment Fund

Investors' Rights Association of America

366 N Broadway Suite 410
Jericho, New York 11753
(516) 799 - 5571

July 9, 1998

Catherine R. Kinney
Group Executive Vice – President
New York Stock Exchange (NYSE)
11 Wall Street
New York, New York 10005

Re: Broadly-Based Stock Option Plans Request For Comments

Dear Ms. Kinney:

According to the information presented to the Investors' Rights Association of America (IRAA) and the current media exposure your organization has been receiving, regarding broadly-based stock option plans, IRAA cannot and will not approve of the definition with your policy on such plans.

Certain key issues must be reviewed and amended further in order to gain support from the investment community. As an example, the twenty percent test features "eligibility" requirements in lieu of "participation", which in our opinion creates a huge loophole for corporations to approve compensation plans based on their being "broadly-based" without shareholder approval. Subsequently, they can deny the non-executive employees their options based on criteria beyond shareholder accountability measures. Also, any plan which dilutes shareholder interest above a certain percentage should be approved by shareholders themselves.

According to a study done by Pearl Meyer & Partners, Inc. the year "1997 has been a landmark year in compensating chief executives, management, directors and even the rank-and-file and ownership has proven to be the cornerstone of a rapidly changing and increasingly valuable new pay strategy. Share allocations in 1997 averaged 13.16%, a 91% increase since the commencement of this study in 1989, and an 11% increase over last year alone".

This transferring of wealth from shareholders to the employees should and must be monitored by shareholders in order to avoid overcompensation and misuse of this form of compensation. **Shareholder accountability** is our utmost concern and the following list of supporters of IRAA should be represented in the review of the NYSE comment letters within your **task force**. Please feel free to call me at your earliest convenience to discuss this. As always

Yours truly,

Thomas E. Flanagan, President

Encls.

Cc: Richard Grasso, Chair and CEO, NYSE
Frank Zarb, Chair and CEO, National Association of Securities Dealers
Arthur Levitt, Jr., Chairman, Securities and Exchange Commission
Sarah A.B. Teslik, Executive Director, Council of Institutional Investors

INSTITUTIONAL
SHAREHOLDER
SERVICES

July 9, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Dear Ms. Kinney:

Institutional Shareholder Services (ISS) appreciates the opportunity to provide commentary on the New York Stock Exchange's recent proposal to remove shareholder approval requirements for certain broad-based stock option plans. ISS is a leading provider of proxy advisory, research, and voting agent services, serving nearly 500 leading institutional investors in the United States and around the world, as well as a growing number of corporate clients.

Providing options to most or all of a company's workers is rapidly becoming a trend in Corporate America. A recent study by the National Center for Employee Ownership estimates that at least 3,000 U.S. companies have "broad-based" programs that could provide options to more than six million workers—a 600-percent increase from 1991. A recent study of 350 large-cap companies by William Mercer Inc. found that 30 percent offer options to at least one-half of their employees.

Companies adopting these broad-based programs typically state that they are designed to attract, retain, and motivate participants. There is growing evidence, however, that broad-based option programs often fail to advance these goals. Rather than providing long-term incentives or encouraging alignment, stock awards are viewed by most lower-level employees as short-term pay.

A 1996 study by Mark Lang and Steven Huddart (professors of accounting at the University of North Carolina and Duke University, respectively) found that most workers exercise their options quickly and then sell the shares prematurely. Two-thirds of the exercise activity of lower-level workers occurred just six months after the holders are vested and their options were "in the money." Overall, 90 percent of employees sold their stock immediately after exercise.

ISS believes that the uncertain benefits of broad-based option programs call into question their traditional exemption from shareholder approval. The absence of shareholder approval was

7200 WISCONSIN AVENUE, SUITE 1001 BETHESDA, MARYLAND 20814 TELEPHONE: (301) 718-2255 FAX: (301) 718-2252

INSTITUTIONAL
SHAREHOLDER
SERVICES

relatively unimportant when broad-based plans were small in size and few in number. In addition, various federal and state legal requirements and the listing standards of national stock exchanges afforded investors a certain degree of protection by requiring shareholder approval of allocations of new shares to plans for top executives and directors. However, if the New York Stock Exchange chooses to eliminate shareholder approval for broad-based plans, this important check and balance would be lost.

Recent increases in the size and cost of broad-based option plans demand a uniform national listing standard that will determine which plans should be put to shareholders for approval. The potential cost of a plan, rather than eligibility or participation rate, should trigger the approval requirement.

Accordingly, ISS believes that a vote on any proposed plan or amendment should be required whenever the aggregate dilution is in excess of five percent of the outstanding shares. Such a standard is fair because it will maintain the integrity of the capital markets and provide a safeguard against the growth of equity-based compensation plans by allowing shareholders meaningful oversight.

Sincerely,

Howard D. Sherman
President, Institutional Shareholder Services

cc: Arthur Levitt, Jr., SEC
Jonathan Katz, SEC
Janice Hester-Amey, CalSTRS

7200 WISCONSIN AVENUE, SUITE 1001 · BETHESDA, MARYLAND 20814 · TELEPHONE: (301) 718-2255 · FAX: (301) 718-2252

Float

HERMES

HERMES INVESTMENT MANAGEMENT LIMITED

Standon House 21 Mansell Street London E1 8AA
Tel: 0171 702 0888 Telex: 888947 Fax: 0171 702 9452

Catherine Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

9 July 1998

Dear Ms Kinney,

STOCKHOLDER APPROVAL REQUIREMENTS FOR BROADLY-BASED STOCK OPTION PLANS

As the executive arm of one of the largest occupational pension funds in the United Kingdom, Hermes has for some time taken a strong interest in corporate governance and issues related to executive remuneration. On behalf of our clients we hold shares in over four hundred companies in the United States so we are grateful for the opportunity to comment on the shareholder approval requirements for broadly-based stock options. Although we believe that share option schemes are fundamentally flawed as a means of incentivising managers the following comments are confined to addressing the issues raised in the Stock Exchange's consultation document.

In our view, shareholders have a legitimate role in approving share-based incentive pay schemes proposed by managers. The rationale is twofold. Firstly, stock-option schemes are the means by which executives are motivated to achieve superior long-term shareholder returns and are rewarded for doing so. Second, some schemes award participants such high levels of options that there is potential for significant dilution of existing shareholders; the magnitude of some grants brings into question the credibility of both this type of incentive scheme and the managers who make the awards. Accordingly, all new schemes and any subsequent amendments (in particular, repricing of underwater options) should as a matter of principle be approved by shareholders. Certainly, a vote should be required whenever the potential aggregate dilution is in excess of five per cent of issued share capital.

cont'd ....

One of the key purposes of share-based incentive schemes is, in our view, to align the interests of management and shareholders by encouraging managers to become shareholders in their own right. The principle applies equally to staff below senior management level. We are therefore in favour of broad-based share plans as long as they are not simply schemes for senior executives by another name. It is commercial substance rather than legal form that should be considered in assessing whether a scheme is broad-based. We would suggest that a scheme for which only 20 per cent of staff are eligible is not broad-based. The Inland Revenue Code definition, under which 70 per cent of staff must *participate* in a scheme for it to be considered broad-based, seems more appropriate. Even so, highly compensated participants should not be eligible for a disproportionate amount of the potential award. Arguably, senior executives who participate in plans for which only they are eligible should not be entitled to participate simultaneously in broad-based schemes.

Overall, share option schemes should be designed so that the short-term interests of managers are balanced against the long-term interests of shareholders. Rewards to managers should be reasonable, proportionate to the size of the company and linked to its long-term performance. Allowing shareholders the opportunity to approve schemes which reward managers helps ensure that the interests of both parties are given due consideration.

I hope these comments are helpful.

Yours sincerely,

Michelle Edkins

MICHELLE EDKINS
Corporate Governance Executive

bcc: ARG
PB
Paul Bisphy
Kate Patteman
CD
CII (001 202 822 0801)
Lens (001 202 783 3316)

UFCW

VIA FACSIMILE & MAIL

July 9, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York NY 10005

Dear Ms. Kinney:

Re: New York Stock Exchange Stockholder Approval
Requirements for Broadly-Based Stock Option Plan

On behalf of the 1.4 million members of the United Food and Commercial Workers International Union (UFCW), I write to urge you to repeal your recent rule change concerning shareholder approval requirements for "broadly-based stock option plans."

The UFCW represents workers in the retail food, food processing and packing, insurance, health care and garment industries, and many others. In addition to representing employees in the workplace, UFCW leaders are also responsible for more than $25 billion in assets invested for the benefit of participants in 75 jointly-trusteed, multi-employer pension plans. We are also responsible for approximately $1 billion invested for the benefit of participants in the UFCW International Staff Trust Fund and the UFCW International Savings and Retirement Fund.

We recognize that the prudent use of broadly-based stock option plans as a means for attracting and retaining key employees can have positive effects on both shareholder value and, consequently, the retirement futures of our members and employees. But we also believe that companies are sometimes inclined to go too far with such plans, diluting the value of the assets of our members' and employees' funds.

It is our view that stock option plans are sufficiently diverse as to require a case-by-case analysis to determine their value to shareholders, and that the only true test of an option plan's value is shareholder approval. We therefore believe that all stock option plans should require shareholder approval, and we do not support an exemption for "broadly-based plans."

We appreciate the opportunity to provide comment.

Sincerely,

Douglas H. Dority

International President

Douglas H. Dority
International
President

Joseph T. Hansen
International
Secretary-Treasurer

United Food & Commercial Workers
International Union, AFL-CIO & CLC
1775 K Street, NW
Washington DC 20006-1598
(202) 223-3111 Fax (202) 466-1562

Teacher Retirement System of Texas

1000 Red River Street
Austin, Texas 78701-2698

EXECUTIVE DIRECTOR
Charles L. Dunlap

TRS

July 9, 1998

Via Facsimile to 212-656-5111

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Dear Ms. Kinney:

We appreciate the Exchange's opening for further comment the rule regarding approval authority and disclosure responsibility for option arrangements by its members.

The Teacher Retirement System of Texas is among the larger defined benefit pension plans in America with assets currently totaling over $70 billion and a membership of over 850,000.

Trust fund investments are primarily in public equity and fixed income classes with US equities being the dominant class. US equity holdings are heavily concentrated in NYSE listed companies. TRS Texas regularly ranks as one of the largest investors in America's publicly traded companies. We are therefore, keenly interested in both their long-term corporate performance and how such performance translates to cash flow and earnings available for shareholders.

We believe that boards of directors have a fundamental responsibility to serve the interest of their shareholders. Our system considers management and staff contributions to value preservation and enhancement when voting proxies. In this context we believe that the use of options may effectively serve shareholder interest. At the same time, options may introduce significant levels of present and future earnings dilution that we might or might not support.

There may be a range of option granting that should be within the reasonable authority of boards to advance without prior approval. In this instance, reasonable disclosure should be made to public shareholders in periodic financial reports. However, when option programs-

1-800-223-8778 Tel. (512) 397-6401 Fax. (512) 370-0585

-either singularly or cumulatively with all other such dilutive plans--may materially dilute earnings, shareholder approval should be obtained. In such cases we believe that boards of directors should submit for approval those plans that they believe are in the long-term interest of shareholders.

We urge you to support rule changes consistent with this position. Thank you again for opening this matter for further consideration.

Sincerely yours,

Charles L. Dunlap
Executive Director

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO

July 9, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
Eleven Wall Street
New York, NY 10005

RE: Request for Comments on NYSE Stockholder Approval Requirements For Broadly-Based Stock Option Plans

Dear Ms. Kinney:

We write in response to the June 5, request for comment.

We agree with the NYSE in making a distinction between option plans that only reward a few top executives and those which are more broadly based. As investors we believe such plans often increase shareholder value, and as a labor union we applaud any measure that acknowledges the value added to a company by those who do their work outside the executive suite. We generally find ourselves inclined to vote in favor of such plans. However, we still wish to retain the right to vote, on these plans and all others.

The right of shareholder suffrage, and the importance of shareholder oversight, is not limited to voting against proposals we object to, but also to voting for plans, proposals and directors we support.

Shareholder approval of option plans as it currently stands serves as an important mechanism for monitoring a company. Reading the fine details of an option plan often gives shareholders a better sense of how well, and how independently, the compensation committee operates. For example, we recently came across a section in Anheuser-Busch's 1998 Incentive Stock Plan that read, "To the extent the Committee deems it convenient and appropriate, the Committee may delegate such of its powers and duties, including (among other things) its power to grant Awards, to one or more officers of the Company." This alarmed us because it appeared that the duly elected representatives of shareholders are abdicating their responsibilities. We were able to share this information with other shareholder and the plan received a somewhat lower-than-average vote, sending an important message to management. Shareholders should not be deprived either of information, or suffrage, as may be the case with the current interpretation of SR-NYSE-97-37.

25 LOUISIANA AVENUE, N.W. · WASHINGTON, D.C. 20001 · (202) 624-6800

July 9, 1998
Page 2

In response to some of your specific questions:

1) We believe whatever measurement is ultimately adopted should be an exclusive safe harbor, and only plans that meet the criteria should be reviewed.

2) We do not concur, however, with the NYSE's definition of broad-based. We do not believe that 20% constitutes broad. We believe the threshhold for broad should be considerably higher, closer to the range of 70%. Indeed, a number of companies report success after offering options to ALL employees.

3) The definition of a broad based plan should certainly be based on who participates in the plan, rather than simply who is deemed eligible. We appreciate the NYSE's attempt to tighten a potential loophole by assuring investors that they will review all companies with past history of plans. For plans with the such history, the solution is simple: allow shareholders to vote on the first such option plan created.

4) We believe the definition should focus on all employees, and not exclude any group.

5) We encourage the Exchange to adopt a concept used in the tax laws by requiring a ratio of participation between "highly compensated employees" and those who are not highly compensated.

Sincerely,

Bart Naylor
Director, Corporate Affairs

cc: Richard Grasso, Chair and CEO, NYSE
Frank G. Zarb, Chair and CEO, NASD
Arthur Levitt, Jr., Chairman, SEC

PROXY
MONITOR

61 Broadway, Suite 2330 / New York, NY 10006
Tel: 212.785.3450 / Fax: 212.363.9619

July 9, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Dear Ms. Kinney:

I appreciate the opportunity to comment on the New York Stock Exchange's June 5, 1998 proposal regarding Shareholder Approval Requirements for Broadly-Based Stock Option Plans

As Chairman of Proxy Monitor, and in previous positions, including Chief Executive Officer of Institutional Shareholder Services, I have advised pension funds, investment managers and other institutional investors on compensation issues for many years and am very familiar with their policies and concerns regarding executive compensation and stock option plans.

With all due respect, I believe that the New York Stock Exchange's proposal misses the forest for the trees. Instead of fine tuning existing rules, the Exchange should substantially revise its shareholder approval requirements for stock options.

Stock option plans transfer significant amounts of shareholder wealth to employees. The amount of dilution experienced by public shareholders due to stock option grants has increased steadily in recent years, as stock option plans have become a popular means to motivate and reward employees throughout the organization. The size of executive option grants—so-called megagrants—has grown dramatically, and many companies now offer stock options to their directors as well.

Many institutional investors have supported this trend, believing that stock ownership, and use of options, for executives, directors and for employees throughout the organization ultimately serves shareholders' best interests. However, institutional investors believe strongly that option grants should be made pursuant to plans submitted to and approved by shareholders. The Exchange's proposal will weaken one of the few effective checks that shareholders have regarding the use of stock options.

While many companies now have board-level compensation committees, board oversight is no substitute for shareholder approval. The independence and effectiveness of compensation committees is open to question. In too many cases, these committees are too willing to rubber stamp management proposals.

I believe that the New York Stock Exchange should withdraw the proposed changes in its June 5, 1998 release. The Exchange should instead adopt rules that require the following:

1. All stock option plans that have a material dilutive effect on shareholders should be submitted for shareholder approval. A cumulative dilution standard, taking into account potential dilution from all existing plans, should be established to define the term "material dilutive effect."

2. Officers and directors should be ineligible to participate in broadly-based stock option plans.

3. Shareholder approval should be required for <u>all</u> plans that grant options to officers and directors.

Without perhaps fully understanding the likely consequences of its actions, the New York Stock Exchange is about to take a giant step in the wrong direction. Even as stock exchanges around the world have become a major force in strengthening corporate governance, the New York Stock Exchange is proposing action that would significantly weaken our system of corporate governance and shareholders' ability to decide how much of their wealth should be transferred to employees, officers and directors. The Exchange should withdraw its current proposal and develop a new proposal consistent with the principles outlined above.

Sincerely yours,

James E. Heard
Chairman

PROXY MONITOR

JIM HILL
STATE TREASURER

Copy

OREGON STATE TREASURY

INVESTMENT DIVISION
W. DAN SMITH, DIRECTOR
350 WINTER STREET NE, SUITE 100
SALEM, OREGON 97310-0840
(503) 378-4111
FAX (503) 378-6772

July 9, 1998

DELIVERY BY FEDERAL EXPRESS

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: NYSE Stockholder Approval Requirements for Stock Option Plans

Dear Ms. Kinney:

I am writing on behalf of the Oregon State Treasury, which is responsible for the investment management of the Oregon Public Employee's Retirement System's (OPERS) assets. OPERS assets are currently valued at over $31 billion and the system has 253,000 participants and beneficiaries.

As institutional investors with significant holdings in listed companies, we are very concerned about the potential dilution of our ownership position by implementation of stock option incentive programs that are exempt from shareholder approval.

We would strongly encourage the Exchange to provide for complete disclosure of all details of stock option plans in proxy materials so that they can be subject to a case-by-case review. In this fashion, existing shareholders would be allowed to decide for themselves whether the benefits of incentives exceed the cost of dilution.

Sincerely,

W. Dan Smith
Director – Investment Division

cc: Jim Hill – Treasurer

CITY OF LOS ANGELES
CALIFORNIA

DEPARTMENT OF PENSIONS
360 EAST SECOND STREET
SUITE 600
LOS ANGELES, CA 90012-4203
(213) 485-2833
FAX (213) 617-0553
TDD (213) 473-4581
PENSIONS@PEN.CI.LA.CA.US

RICHARD J. RIORDAN
MAYOR

GARY MATTINGLY
GENERAL MANAGER

D. EDWARD GRIFFITHS
ASSISTANT GENERAL MANAGER—BENEFITS

TOM LOPEZ
CHIEF INVESTMENT OFFICER

July 9, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: New York Stock Exchange Stockholder Approval Requirements for Broadly-Based Stock Option Plan

Dear Ms. Kinney:

The Board of Pension Commissioners of The Los Angeles Fire and Police Pension System represents over 20,000 active and retired uniformed members with over $10 billion in total system assets. Today, the Board passed a motion to respond to the Exchange's request for comments on the above subject.

The Board agrees with the position of the Council of Institutional Investors, which states:

> "Equity-based compensation (stock option) plans may have a material impact on the capital structure of companies and the ownership interests of their shareholders. To the extent a material impact could result from the implementation of such a plan or plans, shareholders should have the opportunity to vote on them."

The Board recognizes the long term effects of equity dilution and urges your exchange to view with a critical eye those plans which may purport to fall under the "broad-based definition" so as to avoid review by the stockholders. Whenever any doubt exists, it is always far more prudent to present a plan to the stockholders for approval than to suffer unnecessary litigation in the future. Equity in a corporation should be amongst the most jealously guarded of corporate assets, and should not be granted lightly without the permission of the stockholders.

Sincerely,

Tom Lopez
Chief Investment Officer

TL:SHB:shb

GREENWAY
PARTNERS

July 8, 1998

By Hand

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Dear Ms. Kinney:

We believe that the New York Stock Exchange's proposal limiting shareholder votes on stock option or purchase plans moves in the opposite direction from where shareholders want to go and should be rethought. By way of introduction, Greenway Partners, L.P. is an investment fund managing in excess of $850 million that is concerned about shareholder democracy because we believe that shareholder democracy equates to shareholder value.

From our conversations with numerous other shareholders, we sense a growing concern in general with the dilution to shareholders caused by the issuance of options and stock as compensation. While it is laudable to ally the interests of management to shareholders, true to the rule that too much of a good thing becomes bad, there is a growing fear that companies have taken advantage of stock based compensation. Too many proxy statements now reveal a confusing plethora of numerous plans to "reward" management and other employees with large amounts of securities. Given the large numbers of securities granted under all plans and the general rise in stock prices--which in the present "bull market" may not really correlate to the efforts of plan recipients-- the value transferred away from the shareholder/owners of companies because of dilution is reaching ever higher levels. These stock plans are fast becoming management operated printing presses in the bowels of companies spewing forth cheap stock and thereby robbing shareholders of value because of dilution.

We urge the New York Stock Exchange to "Stop the Presses!" Specifically, in terms of the proposed Rule revision, there should be no distinction between so-called "broadly-based" plans and others. The trigger for a shareholder vote should be the overall amount of dilution. Although we respect the view of the many institutional shareholders who believe that all stock plans should be subject to a shareholder vote regardless of the amount of dilution, as a compromise, we believe that the five percent figure (with some refinements) contained in proposed Rule 312.03 (4) is acceptable. However, Rule 312.03 should be revised to state that shareholder approval is required with respect to any Plan that together with (i) securities available under it, (ii) all other plans, (iii) outstanding unexercised options, and (iv) grants of stock for which restrictions still apply, would contain more than five percent of the issuer's common stock outstanding.

Greenway Partners, L.P. 277 Park Avenue New York, NY 10172 Tel. (212) 350-5100 Fax (212) 350-5253

An additional reason for being against the blanket allowance of "broadly-based" plans without a shareholder vote has to do with the proposed definition of "broadly-based" in Rule 312.04 (g). One can read Rule 312.04 (g) as indicating that the NYSE will go "out of its way" to find that plans are "broadly-based" and therefore not subject to a shareholder vote. For example, Rule 312.04 (g) states that: "The Exchange will deem a Plan to be 'broadly-based' if at least 20 percent of the company's employees are eligible to receive stock or options under the Plan and at least half of those eligible are neither officers nor directors". Often "eligibility" to receive something is a far cry from actually receiving it. Moreover, Rule 312.04 (g) makes abundantly clear that the 20 percent test (such as it is) is a "non-exclusive safe harbor" and issuers who for whatever reason cannot meet the 20 percent test are "encouraged" to discuss the matter with the Exchange staff with a view to receiving relief.

The health of our stock market is very much a function of the faith of investors in its fairness. And fairness in our system has long been associated with the right to a democratic vote. We urge the NYSE to favor shareholder votes on stock plans and not help issuers bid such votes farewell.

We appreciate the opportunity to make our views known on this important issue.

Very truly yours,

Gary K. Duberstein

Gary K. Duberstein
Managing Director

cc: Council of Institutional Investors

NEBF Trustees

John M. Grau
Chairman

Edwin D. Hill
Secretary

NATIONAL ELECTRICAL BENEFIT FUND

1125 15th Street, N.W.
Washington, D.C. 20005

July 8, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Dear Ms. Kinney:

I am writing to you on behalf of over 409,074 participants in the National Electrical Benefit Fund (NEBF) of the International Brotherhood of Electrical Workers (IBEW) to express our concern over the recently adopted rules pertaining to stockholder approval requirements for certain "broadly-based" stock option plans. NEBF currently has total assets of over $7.7 billion and equity investments of over $4.2 billion. As a long-term stockholder in hundreds of companies through index strategies, NEBF is troubled by attempts to limit corporate accountability to stockholders.

The explosion in the use of option plans and the dramatic increase in potential dilution resulting from these plans represent a huge cost to stockholders. This increased level of activity cries out for a greater level of scrutiny and oversight by stockholders. The recently revised rules and guidelines, unfortunately, restrict the rights of stockholders to provide that scrutiny and oversight.

The exemption for non-broadly-based plans and the definition of broadly-based plans provide excessive leeway for the adoption of plans which could substantially dilute the ownership stakes of stockholders without allowing those very stockholders the opportunity to vote on the plans. The specific proposal allowing a plan that *excludes* 80% of a company's employees to be designated as "broadly-based" is unwarranted.

We believe that the rights of stockholders to vote on potentially dilutive stock option plans should be strengthened, not weakened. To the extent there is an exception for "broadly-based" plans, the exception should be exclusive, focus on actual participation and not eligibility, and should incorporate a high minimum threshold (such as 50%) for participation. We also believe that the Exchange should not adopt the IRS approach that excludes employees covered under collective bargaining agreements from its breadth of participation rules.

FORM 640 REV. 4/97

We urge you and the New York Stock Exchange to rescind the recent rule changes and to consider adopting rules that give stockholders a greater role in approving stock option plans.

Such action would be in the best long-term interest of all parties, including the companies, the employees, the stockholders, and the Exchange. Thank you for your consideration.

Sincerely,

Edwin D. Hill
Secretary

EDH/jl

Copy: Richard Grasso, Chair/CEO
New York Stock Exchange

Frank G. Zarb, Chair/CEO
National Association of Securities Dealers

Arthur Levitt, Jr., Chairman
Securities and Exchange Commission

Isaac C. Hunt, Jr., Commissioner
Securities and Exchange Commission

Norman S. Johnson, Commissioner
Securities and Exchange Commission

Laura S. Unger, Commissioner
Securities and Exchange Commission

FORM 640A REV 1/93

Communications Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1110 Fax 202/434-1139

Morton Bahr
President

July 8, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Re: Shareholder Approval of Stock Option Plans

Dear Ms. Kinney:

I am writing to comment on the NYSE's recent Stockholder Approval Requirements for Broadly Based Stock Option Plans. The Communications Workers of America represents 630,000 working men and women, who participate as investors through defined benefit and defined contribution pension plans, as well as through mutual funds and individual accounts.

In the telecommunications sector alone, our members are participants of single-employer pension plans with assets in excess of $250 billion. In the broadcast, newspaper, and printing sectors, our members are participants of jointly managed multi-employer pension plans with assets in excess of $5 billion. CWA also has 150,000 members who work in the public sector and are participants in state and local level public pension plans with assets in excess of another $50 billion.

CWA's members, past, present and future, have a direct stake at preventing executive compensation abuses. Executive compensation, primarily in the form of stock options, grew approximately 38% last year and has far outstripped growth of other major economic indicators over the past decade. The new rules governing stock option plan approval will take away one of the most important protections that pension fund owners have against the threat of self-dealing.

The new NYSE rules allow for the dilution of our members' ownership rights without their consent. The adoption of compensation plans for key corporate executives and directors should be voted on by the owners. I urge you to repeal your recent rule change and reinstate owner control over blatant excessive executive compensation, especially as it involves the granting of options.

Sincerely,

Morton Bahr
President

AFSCME®

American Federation of State, County and Municipal Employees, AFL-CIO

Gerald W. McEntee
President
William Lucy
Secretary-Treasurer

John C. Dempsey
Larry P. Weinberg
General Counsel

Robert D. Lenhard
Neil L. Ditchek
Margaret A. McCann
Gloria P. Clement
Associate General Counsel

General Counsel's Office
1101 17th Street, N.W., Suite 1210
Washington, D.C. 20036-5687
Telephone: (202) 775-5900
Fax: (202) 452-0556

July 8, 1998

Catherine R. Kinney
Group Executive Vice-President
The New York Stock Exchange, Inc.
11 Wall Street
New York, NY 10005

Re: Stockholder Approval of Stock Option Plans

Dear Ms. Kinney:

The American Federation of State County and Municipal Employees, AFL-CIO, (AFSCME) would like to offer the following comments in response to the New York Stock Exchange's Request for Comment on NYSE Stockholder Approval Requirements for Broadly Based Stock Options. AFSCME is a labor union with over 1,300,000 members in the United States. While, the overwhelming majority of our members are employed by state, county or municipal governmental entities, approximately 150,000 of AFSCME's members work in the private sector. Our public-sector members are active participants in some of the largest pension plans in the country, including those in New York, California, Pennsylvania, Ohio, Minnesota and Wisconsin. At the same time, our members who work in the private sector are potentially eligible to participate in stock option programs at their place of employment. Thus, AFSCME's members are affected by the NYSE rules, either as shareholders through their retirement plans or as potential participants in stock option programs.

AFSCME recommends that the New York Stock Exchange withdraw its new approval requirements for broadly based stock option plans and return its rules to the *status quo ante*. AFSCME also recommends that the New York Stock Exchange commence an open study of this proposal, its terms and its potential dilutive effects on outstanding stock. AFSCME makes these recommendation because it appears that there are problems with the terms of the rule as issued and because the plans adopted under these rules will, in some cases, inappropriately dilute the value of existing stock with no commensurate benefit for the corporation or anyone other than a narrow band of corporate officials. While this may not occur in all cases, it seems more appropriate to approach this problem in a more deliberative manner rather than allow a series of abuses to occur and later amend the rule to prevent such practices.

AFSCME's first concern with the newly adopted rule is that it will permit stock option programs that are not truly broad based to qualify for the exemption from shareholder approval. There are two reasons for this. First, a program that limits eligibility to 20% of the workforce and excludes the remaining 80% is not truly broad based under any definition of that term. Second, by using a *de jure* standard for eligibility to participate without considering whether there are *de facto* features to the plan which limit participation in reality, the rule affords an avenue for abuse that some will travel. Both of these problems need to be addressed more completely in a final rule.

AFSCME is also concerned about the dilutive effect of these plans on existing shareholders. There is a risk that creating such a broad exception to the general requirement for shareholder approval, will increase the number of companies which use such plans as well as the size and scope of the plans.[1] While the growth of truly broad based plans may well be beneficial to the corporation, its employees and stockholders, there is a serious risk that the new rules will permit abusive plans to circumvent these goals and dilute the value of existing shares without any commensurate gain for the corporation (or for any but a narrow band of executives).

AFSCME greatly appreciates the willingness of the New York Stock Exchange to reconsider its new rule on stockholder approval of broadly based stock option plans. The policy implications of this new rule are significant and its effect uncertain. Given the risk that shareholders in some companies will be deprived of share value without any commensurate gain to the corporation or to a broad based group of its employees, we respectfully recommend that the Exchange begin an open study to assess the likely effects of such a rule and the ways in which it can be more carefully tailored to meet the needs of all the participants in the market.

Sincerely,

Robert D. Lenhard

1 While we understand the New York Stock Exchange has taken the position that the new rule is simply the codification of existing practice, our sense is that the participants in the market believed quite otherwise and instead have acted in the belief that as a general rule, shareholder approval is required in most circumstances.

Via Overnight Mail

July 8, 1998

Ms. Catherine R. Kinney, Group Executive Vice President
New York Stock Exchange, Inc.
11 Wall Street
New York, NY 10055

Re: New York Stock Exchange, Inc. Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

The Union of Needletrades, Industrial and Textile Employees ("UNITE") is an unincorporated labor organization headquartered in New York City. UNITE is the collective bargaining representative of approximately 250,000 workers employed in the apparel, textile and related industries in the United States, Canada and Puerto Rico. Benefit plans maintained for the staff and members of UNITE hold approximately $2 billion in equities. In addition, UNITE is the owner of the Amalgamated Bank of New York which markets and administrates a number of equity funds owning about $3 billion in stock of public traded corporations. UNITE appreciates the belated opportunity to comment on the New York Stock Exchange's (the "Exchange") policy regarding stockholder approval requirements for broadly-based stock option plans.

We believe the New York Stock Exchange's policy and the Securities and Exchange Commission's new rules regarding stockholder approval requirements are a step backward in an otherwise positive trend of increasing stockholder input in the area of executive compensation. We believe the public equity markets are well-served when shareholders actively monitor and vote on executive compensation issues.

It is clear to us that at many corporations executive compensation of all forms is simply out of control. Throughout this decade total executive compensation has risen dramatically and last year increased nearly 40%. A recent report by the Council of Institutional Investors identified 32 of the Standard and Poor's 500 companies at which options of at least 1 million shares had been granted during fiscal 1997. This is up from only 7 companies in fiscal 1994.

The New York Stock Exchange's new policy fails to protect shareholder interests. We do not believe that option plans should be exempted from shareholder review. While we generally support incentive-based compensation, we believe corporation's should always be required to seek shareholder approval when they wish to create or amend stock option plans. This is especially true for "broadly-based" stock option plans, which are likely to have a larger number of eligible employees and a greater number of shares. There are many duties that directors are suited to carry out without approval from shareholders. We do not believe determining an acceptable level of share dilution is one of them.

UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES, AFL-CIO, CLC

JAY MAZUR President
ARTHUR LOEVY Secretary-Treasurer
BRUCE RAYNOR Executive Vice President
EDGAR ROMNEY Executive Vice President

Office of Corporate and Financial Affairs
2100 L Street, N.W., Suite 210, Washington, D.C. 20037
Telephone: 202-785-5690 FAX: 202-785-5699

Given the continuing Board of Director practice of granting excessive stock options to corporate executives UNITE does not believe the Exchange's policy should remain in place in its current form. We feel the new policy strengthens directors' power to grant options without shareholder approval. We believe the Exchange's policy should be headed in the opposite direction. We hope that the Task Force will recommend a recission of the broad-based exemption policy now in force. Thank you for considering our views.

Sincerely,

Michael R. Zucker
Director

cc. Mr. Arthur Levitt, Jr.

TOTAL P.03

SEIU
Leading the Way

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005
202.898.3200
http://www.seiu.org

July 8, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: Shareholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

I submit this comment as Chair of the SEIU National Industry Pension Fund, a Taft-Hartley fund with over $1 billion in assets, and as President of the Service Employees International Union, a labor union whose 1.3 million members are participants in 50 Taft-Hartley funds and 60 public employee pension funds with assets of more than $1 trillion.

I appreciate the opportunity to comment on the rules the NYSE recently adopted concerning shareholder approval of stock option plans. I am concerned that institutional investors such as our fund were not given adequate notice and opportunity to comment on these rules. I urge the NYSE to revoke the new rules, or least suspend the implementation of the changes, pending broad input by the shareholder community on this issue and the completion of the work of the task force which the NYSE has convened.

As a general principle we believe that all stock option plans should be subject to shareholder approval. The last few years are littered with examples of abuse through excessive grants of stock options to a few senior executives, well beyond what is required to recruit, motivate and retain competent management. Shareholder approval is a necessary control on such excesses and self-dealing.

We disagree that "broad-based" plans should be exempted from shareholder approval. However should you persist in creating such an exemption we believe that 1) officers and directors should be excluded from such plans, 2) the definition should be based on actual participation and not eligibility, 3) the threshold for actual participation should be set at 80 percent to ensure the inclusion and participation of lower-wage workers, and 4) employees covered by collective bargaining agreements should not be excluded from the participation test.

We believe this definition of broad-based plans should be exclusive and should not be subject to NYSE discretion on an ad-hoc, case-by-case basis.

I look forward to your response and urge you to listen attentively to a broad spectrum of the shareholder community.

Sincerely,

Andrew Stern
International President

ALS:gmd
opeiu#2
afl-cio,clc

COMMONWEALTH OF PENNSYLVANIA
PUBLIC SCHOOL EMPLOYES' RETIREMENT SYSTEM

Kenton W. Keiser, Chairman of the Board
Telephone: 215-675-0515
FAX: 215-675-9549

July 8, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Re: New York Stock Exchange Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

The Pennsylvania Public School Employes' Retirement System ("PSERS"), a public pension fund with assets of $45 billion and more than 300,000 members, appreciates the opportunity to comment on the recently adopted rules of the New York Stock Exchange ("NYSE") concerning shareholder approval of stock option plans. As a major shareholder in U.S. companies, we are extremely concerned about the elimination of shareholder approval for many stock option plans. PSERS believes that because all stock option plans dilute the ownership stake of shareholders, all such plans should be subject to shareholder approval.

We particularly disagree with NYSE's definition of broad-based plans, which appears to us to be flawed in several respects. First, the new definition opens a gaping loophole for companies to avoid shareholder approval of *all* types of stock-based incentive plans. While plans could be structured to include a broad range of employees--thereby satisfying the 20 percent rule--companies are under no obligation to award any stock incentives to all eligible employees. Thus, a company could disproportionately grant the vast majority of incentives to top executives and officers. In short, companies could push through plans without shareholder approval that meet the letter of the broad-based definition but violate its spirit. PSERS suggests that the definition of broad-based plans should be drafted to ensure that highly-compensated employees do not receive a disproportionate amount of the awards.

Second, the 20 percent definition is not exclusive. Even if a particular plan fails to meet the 20 percent test, NYSE may still approve it as a broad-based plan by examining it on a case-by-case basis. Because NYSE can waive shareholder approval for plans that fall short of the 20 percent eligibility standard, the definition is hardly definitive. PSERS suggests that the definition covering broad-based plans should be exclusive, and NYSE staff should not be

allowed to adjust the definition to allow plans that do not meet the defined standard to avoid shareholder approval.

Third, the 20 percent eligibility standard is not broad-based. The percentage should be appreciably higher, and the definition should hinge on participation rather than eligibility. As discussed above, because the NYSE standard is based on *eligibility* and not *actual grants*, the new definition encourages sham arrangements that are designed for facial compliance. Although NYSE has promised to look at actual participation and not simply eligibility, the 20 percent definition still falls significantly short of well-established standards. For example, Section 410(b)(1)(A) of the Internal Revenue Code establishes a 70 percent participation requirement of employees, excluding those covered by collective bargaining agreements. Also note that 401(k) plans must satisfy a minimum coverage test that ensures that a certain number of non-highly paid employees, compared to highly compensated employees, benefit under the plans. Such plans also may not discriminate in favor of highly compensated employees.

Fourth, regardless of whether the 20 percent eligibility standard is a satisfactory definition of a broad-based plan, the ultimate question is dilution, whether caused by broad-based or nonbroad-based plans. Shareholders should be entitled to approve any option plan whenever a company's potential dilution from its stock-based compensation plans exceeds a range of 5 to 15 percent.

Fifth, the use of stock option plans has increased dramatically in recent years. The potential dilution represented by option programs sponsored by the nation's largest 200 companies increased from 6.9 percent in 1989 to 13.2 percent in 1997. The increase in potential dilution represented by plans sponsored by high-tech companies is even more dramatic. Of course, the cost to the shareholders has increased as well. If the cost of granting option awards to employees were expensed on company income statements, the impact in most cases would be an appreciable drop in reported earnings. PSERS is concerned that the costs of these option plans will skyrocket now that the opportunities for shareholders to evaluate and approve these programs have been diminished.

Finally, the lack of public notice of the rule change prior to its approval by the Securities and Exchange Commission ("SEC") is also disturbing. By their nature, stock option plans dilute the shareholders' interest in a company. The power to approve such plans is an essential component in the value of any shareholder interest. The proposal to eviscerate this vital shareholder power should have been enacted with the full participation of the shareholder community. By contrast, the instant rule change was enacted with almost no public awareness.

PSERS respectfully requests NYSE to rescind its recent rule change regarding shareholder approval of broad-based stock option plans. We strongly urge you not to take away

one of the few remaining opportunities we have as shareholders to exercise a modicum of control over corporate compensation. We thank you for your consideration on this matter.

Sincerely,

Kenton W. Keiser
Chairman

cc: Richard Grasso, NYSE
Frank G. Zarb, NASD
Arthur Levitt Jr., SEC
Isaac C. Hunt Jr., SEC
Norman S. Johnson, SEC
Laura S. Unger, SEC

bcc: Board Members
K. Keiser
J. Perry
J. Clay
J. Lane
J. Grossman

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

H. CARL MCCALL
STATE COMPTROLLER

July 8, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Dear Ms. Kinney:

As Comptroller of the State of New York, I serve as sole Trustee of the State's Common Retirement Fund. The Fund currently has assets of $105 billion, with more than $50 billion in domestic equity holdings. On behalf of 880,000 retirees and active members of the Fund, I am writing in response to your request for comment on the amendment to NYSE stockholder approval requirements for broadly-based stock option plans.

Stock option plans are a significant form of compensation. They serve to attract and retain talented corporate personnel, and motivate employees to increase shareholder value. At the same time, however, equity-based compensation plans can have a dilutive impact on the value of a company. Because they can be costly to stockholders, it is critical that stockholders have the opportunity to vote on them.

Historically, the Exchange has exempted from the stockholder approval requirement those plans that are broadly based. Given the rapid growth in the number and value of stock option awards in recent years, it may be appropriate to reconsider this policy.

A. E. SMITH STATE OFFICE BUILDING ◆◆◆ ALBANY, NEW YORK 12236 ◆◆◆ Tel: (518) 474-4040 ◆◆◆ Fax: (518) 473-3004

NYSE's rule change would exempt from the approval requirement non-broadly based plans, subject to limits on the size of such plans. It would give companies considerably more flexibility to adopt stock option plans without obtaining stockholder approval. Such a change could greatly diminish stockholder rights.

Approval requirements should be designed to ensure that stockholders have a voice in matters that might have a material impact on their investment. In response to your specific questions about rule changes, I ask that you consider the following:

- It is critical that the requirement rule be as precise as possible. The Exchange should not reserve discretionary power to allow companies to avoid seeking shareholder approval. At the same time, the rule should be flexible enough to provide for unusual and unforeseen situations.

- The approval requirement should consider the percentage of a company's employees covered by the plan. Widespread stock ownership aligns employees' interests with those of stockholders. To promote increased value, companies should be encouraged to adopt plans that are as inclusive as possible.

- Similarly, approval requirements should consider both eligibility and participation. Obviously, new plans have no history of grants, and can only present eligibility rules. For existing plans, however, participation levels are a significant indicator of whether a plan is truly broad based and accessible to a large percentage of employees.

- The definition of a broad based plan should not distinguish between groups of employees, with the exception of those covered by collective bargaining. Such distinctions could easily be exploited and enable companies to adhere to the letter -- but not the spirit -- of the approval requirements.

- To encourage widespread participation in equity-based compensation plans, the approval requirements should include a ratio of participation between "highly compensated employees" and those who are not highly compensated.

All stockholders can benefit when employees have a financial stake in the company. However, stock option plans can have an unusual cost. The Exchange should encourage stockholders to carefully scrutinize such plans to determine whether the benefits outweigh the costs. I urge you to adopt an approval requirement that affirms stockholders' rights and responsibilities.

Sincerely,

H. Carl McCall
State Comptroller

HCM:LS:eje

cc: Richard Grasso
Frank G. Zarb
Arthur Levitt Jr.

ARKANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM

One Union National Plaza • 124 West Capitol • Suite 400 • Little Rock, Arkansas 72201

7 July 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York NY 10005

RE: NYSE Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

As the director responsible for the prudent investment of $3.9 billion for 3 state systems serving over 70,000 members and beneficiaries, I must take issue with your new rules concerning shareholder approval of stock option plans.

Since all stock option plans dilute the ownership stake of investors, we feel that they should be subject to shareholder oversight and control. We certainly understand the difficulties of attracting and retaining high caliber employees; a public plan wage scale, for instance, cannot possibly compete with the monetary rewards of the private sector. Carefully considered use and implementation of inducements such as SOP's could reasonably be expected to positively impact the company's bottom line. This must be measured against that, given the basic nature of the human beast, it is a rare individual that would turn down a generous compensation package that might be only "somewhat" deleterious to shareholder value.

Separately, because each option plan will be necessarily different from one company to the next, it would seem foolish address this complex issue with a "one size fits all" set of rules. As to specific policy, we would certainly take issue with your definition of "broad-based". Using 20% employee eligibility level to mean "broad-based" serves only to deepen the cynicism of the rank-and-file employees toward the company in question as well as its investors. Who will really reap the benefits from most SOP's? The definitions of eligibility, actual participation, and "highly compensated" must vary from case to case. Once the exchange sets down such narrow rules, loopholes spring up for those who would choose to manipulate the system.

We urge you to rescind your recent change; the concentration of too much arbitrary control in the hands of management is antithetical to basic shareholders' rights - and to commonsense .

Sincerely,

Gail Hammond Stone

Gail Hammond Stone
Assistant Director

Phone (501) 682-7800 FAX Number (501) 682-7871 WATS Line 1-800-682-7377

PUBLIC EMPLOYEES' RETIREMENT ASSOCIATION OF COLORADO
1300 Logan Street Denver, Colorado 80203-2386 *Legal Services Division:* (303) 837-6271
PERA Toll-Free: (800) 221-2627 x 503 Fax: (303) 863-3815

July 7, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: Comment on NYSE Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

We appreciate the opportunity to comment on the proposed rule change removing the requirement for prior shareholder approval of stock option plans.

The Public Employees' Retirement Association of Colorado (PERA) opposes this change for the following reasons:

1. Experience has demonstrated that some option plans result in the unwarranted enrichment of senior corporate executives, at times to the detriment of the shareholders and to the company itself. Requirement for prior shareholder approval can reduce the number and effect of such plans.
2. Experience has shown that some option plans do not in practice reward excellent performance, instead permitting option holders to benefit from general economic conditions. Again, the ability of shareholders to vote on such plans may have a very beneficial effect on those designing such plans.
3. Removal of the requirement will diminish the ability of institutional investors to act as responsible owners. We do not believe shareholders should be involved in company operations, but a responsible owner should be able to influence policy decisions which may adversely affect both share value and corporate health.

PERA, which manages assets of $25 billion on behalf of 200,000 members, retirees, and beneficiaries, hopes you will decide to leave the rule unchanged.

We thank you for your attention.

Sincerely,

George Kim Johnson

George Kim Johnson
General Counsel

07/07/98 TUE 10:41 [TX/RX NO 8097] 002

IUE LOCAL 1140

IUE
A Force for Working Families

July 7, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: New York Stock Exchange Stockholder Approval Requirements for
Broadly Based Stock Option Plans

Dear Ms. Kinney:

The IUE AFL-CIO Multi-employer Pension Fund, a fund with assets of over $325 million and approximately 20,000 participants and beneficiaries, appreciates the opportunity to comment on your recently adopted rules concerning shareholder approval of stock option plans.

Since all stock option plans dilute the ownership stake of shareholders, we feel that all of them should be subject to shareholder oversight and control. We do not disagree with the modest and judicious use of such plans to attract, retain, and motivate key employees – indeed all employees – to perform at the highest level, but we feel that without the requirement of shareholder approval, there is no effective brake on the use of these plans. The history of the last few years has shown that many companies are unwilling or unable to exercise restraint when it comes to passing out stock options and diluting shareholder's equity.

Certainly all option plans that add to the compensation of CEOs and other top corporate executives should be subject to shareholder approval. But in addition, we believe that we should have a say on all plans that may result in substantial dilution of our ownership rights.

As for the specific policy questions raised in your request for comments, we strongly disagree with your proposal to define plans for which 20% of the employees are eligible as "broadly based" and therefore to exempt them from shareholder approval. Even if you changed that to require that 20% of the employees actually received options, we don't think 20% is broadly based.

We strongly urge that the recent rule change be rescinded.

Sincerely,

Douglas Williams
Trustee, IUE AFL-CIO Multi-employer Pension Fund

cc: Richard Grass, Chair & CEO, NYSE
Frank G. Zarb, Chair & CEO, NASD
Arthur Levitt Jr., Chairman, SEC
Isaac C. Hunt Jr., Commissioner, SEC
Norman S. Johnson, Commissioner, SEC
Laura S. Unger, Commissioner, SEC
✓ Council of Institutional Investors

IUE Local 1140
3747 Minnehaha Ave. S.
Minneapolis, MN
55406-2699

Phone: 612-721-5397
Fax: 612-721-5398
Email: mniuc@mtn.org

NATIONAL PENSION FUND

I.A.M. National Pension Fund
1300 Connecticut Ave., N.W., Suite 300
Washington, D.C. 20036-1703
(202) 785-2658 fax (202) 463-8098

July 7, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: Request for Comment From NYSE On Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

The I.A.M. National Pension Fund has more than 125,000 active, inactive, and retired participants and beneficiaries and assets of more than $4.5 billion.

The Fund requires that its proxies be voted solely in the interest of its participants and beneficiaries. A rule which prevents us from voting on broadly based stock option plans that dilute the ownership of shareholders such as ourselves deprives us of the right to vote our proxies solely in the interest of our participants and beneficiaries.

Therefore, we oppose such a rule.

Very truly yours,

Alan W. Skolnick
Fund Director

AWS/bg

cc: Trustees
Consultant
Counsel

PAUL J. SILVESTER
TREASURER

State of Connecticut

OFFICE OF THE TREASURER

55 ELM STREET
HARTFORD, CT 06106-1773

July 7, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: Shareholder Approval for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

This letter is in response to the New York Stock Exchange's request for comment on its shareholder approval requirements for broadly-based stock option plans. As Treasurer of the State of Connecticut, I have statutory responsibility for more than $18 billion in assets.

Control over corporate executive compensation is an important shareholder right. Stock option plans, as part of compensation plans for senior corporate executives, should be voted on by a company's shareholders. Shareholder approval is necessary to ensure that such plans are not to the financial detriment of shareholders and that they do not materially dilute shareholder equity.

While recognizing that the use of broad-based stock option plans may attract and help to retain valuable corporate employees, we are opposed to any shareholder approval exemption for such plans. It is crucial that shareholders have a voice in these matters in order to prevent any material dilution of ownership.

On behalf of Connecticut's numerous pension fund beneficiaries and participants, I strongly urge you to repeal the shareholder approval exemption for broad-based stock option plans. Otherwise, shareholders will be virtually powerless to limit the adverse financial implications that such options may cause.

Sincerely,

Paul J. Silvester
Treasurer

cc: Richard Grasso, Chair and CEO, NYSE
Frank G. Zarb, Chair and CEO, NASD
Arthur Levitt Jr., Chairman, SEC

1400 L. Street, NW, Suite 300
Washington, D.C. 20005

THE DISTRICT OF COLUMBIA RETIREMENT BOARD

Telephone (202) 535-1271
Fascimile (202) 535-1414

July 7, 1998

DELIVERY BY FEDERAL EXPRESS
Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: NYSE Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

I am writing on behalf of the District of Columbia Retirement Board, which manages approximately $5 billion in pension assets that support retirement plans for over 23,000 participants and beneficiaries, to comment on how the New York Stock Exchange (the "Exchange") should define "broadly-based Plan" for the purpose of the shareholder approval policy.

While the Exchange seeks comments solely on what constitutes a "broadly-based Plan", we believe this focus is too narrowly drawn to allow consideration of the full range of issues and impact of such a rule change. As institutional investors ("shareholders") with a significant portion of assets invested in listed companies, we are concerned about the potential dilution of our ownership position by implementation of incentive programs that are exempt from shareholder approval.

We fully appreciate the need for management of less mature companies to use stock options as an effective tool in recruitment and retention efforts for key employees, and we recognize that the structure of such incentive programs should and do vary as much as the companies themselves. We are however persuaded that while stock option plans can be creatively structured to accommodate the eligibility criteria of the 20-percent test, the management of either less mature or seasoned companies is under no obligation to actually award stock incentives to all eligible employees. Accordingly, the current rule would all companies to claim exemption from shareholder approval under the "broadly-based plan" exception for a key employee plan that awards a disproportionate share of the incentives to top management without any scrutiny whatsoever by existing shareholders. We also understand that the potential dilution of outstanding shares in some broad based plans can be quite significant.

In light of these concerns, we do not believe the definition alone of a "broadly-based Plan" can effectively prevent the potential abuse resulting in harm to existing shareholders. Accordingly, the Board would strongly encourage the Exchange to reverse its position on the new rule and provide for complete disclosure of all details of stock option plans in proxy materials so that they can be subject to an uncensored review on a case-by-case basis. We are convinced that existing shareholders should be allowed to decide for themselves whether the benefits of a stock incentive plan outweigh the cost of potential dilution.

Thank you for your consideration of this matter.

Sincerely,

Jorge Morales

Jorge Morales
Executive Director

cc: Betty Ann Kane, Chairman
Council of Institutional Investors

H:\home\hnice\docs\jmorales\nyse\7-6-98

THE CITY OF SAN DIEGO

July 7, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

RE: **New York Stock Exchange Stockholder Approval Requirements for Broadly-Based Stock Option Plans**

Dear Ms. Kinney

The San Diego City Employees' Retirement System (SDCERS) Board of Administration has fiduciary responsibility over the investment of $2.1 billion in assets which provide a pension benefit to 10,000 City of San Diego and San Diego Unified Port District employees and 4,500 retirees.

Stock option plans, as part of compensation plans for key corporate executives, should be voted on by the owners (shareholders). Control over corporate compensation is an important shareholder right. The only way to ensure that the incentives of management are aligned with those of the shareholders is to require shareholder approval of compensation plans. Additionally, shareholder approval is needed to ensure that such plans do not dilute shareholder equity.

The SDCERS' Board of Administration recognizes that stock option plans are an important tool for companies to attract and retain key employees and SDCERS has generally voted in favor of these plans, even very generous ones. However, the Board does not support an exemption of shareholder approval for broad-based plans. While a plan may be proposed as a broad-based plan, it is all too tempting for corporations to design plans which appears to be broad-based, but end up with significantly less participation upon implementation of the plan.

We strongly urge that the NYSE not amend the stock option voting rule as proposed, which would eliminate an important shareholder right.

Sincerely,

Lawrence B. Grissom
Retirement Administrator

cc: Keith Enerson, SDCERS' Board President
Douglas B. McCalla, SDCERS' Investment Officer

w:\invest\proxy\reports\nyseltr.wpd

City Employees' Retirement System
401 B Street, Suite 400, MS 840 • San Diego, CA 92101-4227
Tel (619) 533-4660 Fax (619) 533-4611 or 533-4629

City and County of San Francisco

San Francisco City and County
Employees' Retirement System
Office of The Executive Director

July 7,1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NewYork 10005

Dear Ms. Kinney:

Subject: Broadly-based option plans

The Board of Commissioners of the San Francisco City and County Employees' Retirement System are responsible for governing a trust fund with $10 billion in assets including US equities trading on the New York Stock Exchange.

As part of its ongoing corporate oversight, the Board has strict procedures in place to review potential dilution of shareholder value through excessive issuance of options or equity equivalents in any form. The new rules being proposed by the New York Stock Exchange, however, would create a list of exemptions from shareholder approval. These blanket exemptions would undermine the ability of the Board to perform its proper due diligence and undermine its role as watchdogs for the beneficiaries of the trust fund.

The Retirement Board, therefore, cannot support the current plan and calls upon the New York Stock Exchange Board of Governors to consider the negative effects that the implementation would have upon the current owners of common equity traded on the exchange.

Clare M Murphy

Clare M. Murphy
Executive Director

Post-it® Fax Note 7671

Date 7/7/98	# of pages ▶ 1
To ANN YERGER	From [illegible]
Co./Dept. Council of Inst. Invest	Co. SF City
Phone #	Phone # 415-554-1557
Fax # 202-822-0801	Fax # 415-552-7850

TOTAL P.01
07/07/98 TUE 18:24 [TX/RX NO 8112] @001

State of Wisconsin Investment Board

MAILING ADDRESS
PO BOX 7842
MADISON, WI 53707-7842

121 EAST WILSON ST
MADISON, WI 53702
(608) 266-2381

7 July 1998

Ms. Catherine Kinney
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: Broad-Based Option Plans

Dear Ms. Kinney:

We write to express our concern that recent actions by the NYSE to amend its rules concerning approval of option plans, with no input for shareholders, undermine confidence in the Exchange and will act to remove the few remaining safeguards for shareholder oversight of option dilution. We appreciate the opportunity to comment.

The transfer of market cap from public shareholders to management groups through the use of options is something of vital importance to public shareholders. The key issue for shareholders becomes the amount of aggregate dilution associated with option plans. Dilution is the basis for any shareholder proxy voting guidelines on the issue and the basis upon which shareholders support or reject option plans. If aggregate dilution to shareholders exceeds certain levels, plans are voted against, regardless of how the options are awarded. Any notion that *broad-based plans* somehow provide a more benign type of dilution is contrary to economic fact.

We assert that any threshold for shareholder input on option plans ought turn on the basis of economic dilution. Fancy packaging of option plans, hypothetical pools of eligible recipients or egalitarian distribution formulas do little, if anything, to address the primary issue of dilution. If allowed to operate under your current/proposed Policy, NYSE companies could impose any level of dilution it desired on shareholders, all in the guise of *broadly based plans*.

As such, we focus on the last item in your list of comment items. Each of the others may be important as a corporate-relations matter, but are irrelevant in terms of how these plans truly impact shareholders. In our view, any definition of a *broadly based plan* must include the important qualifier: ***"and does not otherwise result in potential dilution exceeding 10% when aggregated with all other outstanding options plans in effect at the company."***

Our other comments have to do with the process by which the Exchange accomplishes its rule changes. We are curious about your characterization that the policy had broad review by various constituent groups and how it was portrayed to the SEC. You were unable to identify one shareholder involved in the process during our recent conversation. Even more concerning is

your assertion that the new Policy presents no real change from current policy, that the Exchange has never required shareholder approval of "broad-based plans." Yet, in response to our inquiry, you were not aware of any NYSE companies that were adopting option plans with no shareholder approval. Can the Exchange confirm this to be the case? We can only presume then, that the new Policy purposely relaxes the rule to encourage these heretofore uncommon actions.

We encourage the Exchange to focus on the important issue of aggregate dilution. We further request that you require any listed company to fully disclose, in an open and transparent manner, the detail of any option plans that are adopted without shareholder approval or otherwise advise us as to how such information can be obtained. This includes any plans adopted since the new Policy went into effect. Finally, we encourage you to adopt and articulate a fair process which includes meaningful input from interested shareholders on issues where the owners of your listed companies clearly have an interest to protect. Thank you again for the opportunity to comment.

Sincerely,

Patricia Lipton
Executive Director

c. Richard Grasso, NYSE
Arthur Levitt, Jr., SEC

• F:\USER\SCHACKN\WORDPROC\nyse.doc • 7/8/98 2:59 PM – KNS

ACERA

ALAMEDA COUNTY EMPLOYEES' RETIREMENT ASSOCIATION

475 14TH STREET, SUITE 1000, OAKLAND, CA 94612 800 838-1932 510 628-3000 FAX 510 287-5412

July 6, 1998

Catherine R. Kinny
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Dear Ms. Kinny,

If you or your staff read no further than this opening sentence, then count the Alameda County Employees' Retirement System of California (ACERA) as opposed to the new proposed Stockholder Approval Requirements for Broadly-Based Stock Option Plans.

ACERA is a medium sized ($3.5 billion) California Public Pension System. Some 20 California Counties have such systems with a combined asset base of some $60 billion. As the past president of the State Association of County Retirement Systems and the former CEO of the Los Angeles County Employees' Retirement System, the largest county plan, I believe my Board's position to be representative of most of these county plans.

Public agencies and public employees are under great pressure to do more with less. Stock option programs which have the potential to dilute the ownership interests of our employee and retiree members and unnecessarily inflate executive compensation must be subject to shareholder scrutiny and approval.

We urge you not to adopt the proposed stock option voting rule. The future strength of the market depends on shareholder confidence. Pension plans will continue to be major shareholders. Thank you.

Sincerely,

Charles F. Conrad
General Manager

Cc: Council of Institutional Investors

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS

P.O. BOX 1246 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293

July 6, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: NYSE Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

I am writing on behalf of the Central Laborers' Pension & Annuity Fund in regard to your recently adopted rules concerning shareholder approval of stock option plans. Our Fund represents more than 4400 pension fund owners with assets in excess of $650 million.

As responsible investors, we take our proxy voting responsibilities seriously, carefully monitoring the wide variety of issues that are presented to us by the companies which we hold in our portfolios. We pay particular attention to questions concerning compensation of our companies' executive and employees, including the stock option plans extended to these individuals. Time and again, we encounter management proposals that seek to grant stock options which do not induce improved corporate performance. In a significant number of cases, we have found that these stock option plans have no correlation to increasing shareholder value and, in some cases, these option plans, if implemented, would dilute the value of our investment in these companies.

We believe that it is critical that we should continue to have a say in approving option plans in order to preserve our stake in these companies and to ensure that management and employees are rewarded stock options for improving shareholder value. With the recent changes in the NYSE rules in this regard, our rights as owners have been greatly reduced in this regard. Moreover, the value of our investments are put at risk through the dilution of our shares by management of companies who are no longer subject to shareholder scrutiny in these matters.

Therefore, I urge you to repeal your recent rule change in this regard and return to shareholders the right to decide whether stock option plans serve the interests of all stockholders in these companies.

Sincerely,

Ed Smith

Edward M. Smith, Chairman
Central Laborers' Pension Fund

-1-

TIAA CREF

Teachers Insurance and Annuity Association
College Retirement Equities Fund
730 Third Avenue/New York, NY 10017-3206
212 490-9000 1 800 842-2733

Peter C. Clapman
Senior Vice President & Chief
Counsel, Investments
212-916-4232
212-916-5813-FAX

July 6, 1998

Mr. Stephen Walsh
Managing Director
New York Stock Exchange
20 Broad Street, 16th Floor
New York, NY 10005

Dear Mr. Walsh:

TIAA-CREF is pleased to reply to the New York Stock Exchange's ("NYSE" or the "Exchange") request for comment regarding its policy as to when stock option plans should require a shareholder vote.

TIAA-CREF has a long history of concern about corporate governance, and in that connection, executive compensation issues. We take seriously the importance of our vote on such matters when they are presented to shareholders for approval.

As stated in my letter of May 15, 1998 to Chairman Grasso, we are concerned that the new rules of the Exchange could have the effort of substantially reducing requirements for submission of executive compensation plans to shareholders, a result we believe was unintended by the Exchange. We, therefore, urge the Exchange to more fully evaluate the potential effect of any new tests as to these requirements before finalizing the governing rules. We also express our reaction to the questions raised by the NYSE request.

As the world's largest pension fund with well over $100 billion in equity investments, TIAA-CREF has a long-term interest in the health and integrity of financial markets and of the companies whose securities we hold. Last year alone, we bought or sold more than $30 billion of NYSE-listed securities. In our investment programs, we have consistently favored those companies which are subject to NYSE listing standards. Such standards protect the interests of investors and help maintain public confidence in the integrity of the Exchange and of the companies listed on it.

We believe that the corporate governance processes for determining senior management compensation including stock option and related plans are of paramount interest to shareholders. It is clear that an option plan can have a significant effect on a company's cash flow or, through potential or actual dilution, on its earnings per share.

At some companies, options have the significant potential of transferring hundreds of millions of dollars from the shareholders to management, and options can transfer significant voting power as well. Besides their direct effect on a company's financial position, shareholder wealth and the distribution of voting power, option plans are the subject of intense public interest. In addition to numerous shareholder resolutions on executive compensation that appear on proxy statements, each year at proxy time stories about executive compensation are featured in virtually all the leading financial and business publications. The interest that these stories generates no doubt reflects the fact that option plans have become a significant public policy issue as well as one of considerable interest to the investing community.

Because of the importance of stock option plans to shareholders and because of the Exchange's clear interest in maintaining the confidence of the public in the integrity of its listing standards, we believe that the Exchange should only exempt a plan from the shareholder approval requirement if that plan, together with other plans currently in effect or subject to shareholder approval, is not likely to lead to a significant transfer of wealth or voting power from shareholders to the management or directors of a NYSE-listed company.

Our concerns expressed above do not reflect a negative view about stock options. To the contrary, our TIAA-CREF Policy Statement on Corporate Governance makes clear that executive compensation should adequately reward executives who contribute to maximizing shareholder value. We agree that a "pay for performance" system is needed and option plans are an important component of most such compensation arrangements. We have voted in favor of the approximately 80% of option plans that reflect sound board practices, are the product of an independent board, are fully disclosed, and would not cause undue potential dilution. We have voted against approximately 20% of such plans when either the proposed plan fails these tests or the company engages in other practices contrary to shareholder interest. Our concerns about the NYSE policies thus reflect our strong belief in the role of shareholders in the approval process as an important aspect of good corporate governance.

We are not clear why the 20% figure is the right percentage number to make a plan "broadly-based", whether measured by participation or eligibility, and even if it is the exclusive test. But more fundamentally, we believe, a distinction between a "broadly-based" and a "non-broadly-based" plan raises more questions than it answers. A plan that includes a 20% or even a higher percentage of the company's employees could be easily designed to offer officers and directors at least as many shares as they would receive from a non-broadly based plan. Exempting the first but not the second type of plan from the shareholder approval requirement would place form over substance. If shareholders would have no right to vote on a broadly-based plan, such a plan adopted without shareholder consent could significantly dilute shareholder economic interest and voting power.

Since a specific distinction between broadly-based and non-broadly-based plans as set forth currently in the rule amendments is not, in our view, meaningful or viable, TIAA-CREF cannot support such an approach. However, we could support a definition of "broadly-based" that would exempt from the shareholder approval requirement such plans that by their terms would apply proportionately (e.g., based on salary) and uniformly to all or most permanent full-time employees, and that did not have the potential for transferring significant shareholder wealth and voting power from shareholders to management. The only widely-used plans that would currently fit this definition of broadly-based are employee stock ownership plans. These plans typically allow employees (including officers) to buy company shares at a modest discount to market price (typically 15%) through a program of payroll deductions. The number of shares purchasable by any participant is generally based on a fraction of that person's salary. We believe that employee stock purchase plans and other similar arrangements do not raise the serious financial and policy concerns that in our judgment would mandate a shareholder vote.

We appreciate the opportunity to comment on the Exchange's stockholder approval requirements. We look forward to continuing a dialogue with the Exchange on these and other matters of interest to shareholders.

Sincerely,

Peter C. Clapman

cc: Mr. Richard Grasso
Chairman and Chief Executive Officer
New York Stock Exchange

Ms. Catherine Kinney
Group Executive Vice President
Office of the Chief Executive
New York Stock Exchange

COMMONWEALTH OF PENNSYLVANIA
STATE EMPLOYES' RETIREMENT SYSTEM
30 NORTH THIRD STREET - P.O. BOX 1147
HARRISBURG, PENNSYLVANIA 17108-1147
TELEPHONE: 717-787-8293

July 6, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

RE: NYSE Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

The Exchange has asked investors to comment on the proposed changes on voting rights for broadly based stock option plans for implementation effective for the 1999 proxy season.

The Pennsylvania State Employes' Retirement System manages in excess of $23 billion in pension assets with a significant portion invested in New York Stock Exchange listed companies. The assets of the Fund cover the retirement obligations of over 194,000 active and retired participants and their beneficiaries.

As shareholders we are concerned with the dilution of our ownership position and the impact on the taxpayers of the Commonwealth of Pennsylvania which will result from this rule change. While it is recognized that the use of such plans may assist in attracting and retaining key employees, such arrangements should not be allowed to benefit few at the expense of non-employee shareholders. A basic tenant for issuing stock is to provide voting rights for company operations. Relaxing the rules for ease of administration and the benefit of a few employee shareholders diminishes the value of equity ownership and the rights that are associated with such ownership.

We strongly urge that you do not amend the stock option voting rule as proposed. As owners of these companies, it is our opinion that corporate actions which have a direct bearing on the value of our investments should be included in the proxy statements for complete review and a vote by all shareholders.

Sincerely,

Peter M. Gilbert
Chief Investment Officer

The Police and Firemen's Disability and Pension Fund

140 East Town Street / Columbus, Ohio 43215-5164 / Tel. (614) 228-2975

July 6, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Dear Ms. Kinney:

The Police & Firemen's Disability and Pension Fund of Ohio with assets of $7.9 billion and more than 47,000 participants and beneficiaries, appreciates the opportunity to comment on your recently adopted rules concerning shareholder approval of stock option plans.

We do not disagree with the value of stock option plans as a method of compensation, and indeed generally support them when they are designed to align the interest of employees, management, and shareholders. However, since all such plans dilute the ownership stake of shareholders and may contain provisions with which we disagree, we believe all of them should be subject to shareholder oversight and control. In fact, our fund has a policy of voting against any plan that could create dilution of eight percent or more, or bring a company's aggregate dilution to more than fifteen percent.

Rather than have the NYSE set some arbitrary definition of what constitutes a "broadly-based" stock option plan that would be exempt from shareholder approval, we would prefer a requirement that all stock option plans be submitted to shareholders for approval. In this way the owners of the company can determine on a case by case basis whether or not such plans would be beneficial to shareholder interests.

Sincerely,

Allen J. Proctor
Executive Director

cc. Richard Grasso, New York Stock Exchange
Frank G. Zarb, National Association of Securities Dealers
Arthur Levitt Jr., Securities and Exchange Commission
Heather Elmore, Council of Institutional Investors

Pension Reserves Investment Management Board

125 Summer Street, 10th Floor
Boston, Massachusetts 02110
Telephone (617) 946-8426
Telecopier (617) 946-8475

Joseph D. Malone, Chairman
R. Scott Henderson, Executive Director

July 6, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: New York Stock Exchange Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

The Massachusetts Pension Reserves Management Board, which oversees the $24 billion Pension Reserves Investment Trust on behalf of 250,000 active and retired public employees, appreciates the opportunity to comment on your recently adopted rules concerning shareholder approval of stock option plans.

We urge the New York Stock Exchange to rescind the rule change and to evaluate other alternatives that will permit appropriate shareholder oversight of stock-based compensation plans.

Option programs have exploded in recent years, and the potential dilution represented by these plans has steadily increased. Meaningful shareholder review is essential to ensure that the benefits of the incentive plans are not outweighed by the dilutive costs of the programs.

Sincerely,

R. Scott Henderson
Executive Director and General Counsel

Louisiana State Employees' Retirement System

LASERS

8401 United Plaza Blvd. • Baton Rouge, LA • 70809
P.O. Box 44213 • Baton Rouge, LA • 70804-4213

VOICE: 504-922-0600 • TOLL-FREE: 1-800-256-3000
FAX: 504-922-0614 • TDD: 504-922-0612

July 6, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

RE: NYSE Stockholder Approval Requirements for Stock Option Plans

Dear Ms. Kinney:

At the Louisiana State Employees' Retirement System (LASERS) we take seriously our fiduciary responsibility to oversee investments for our 100,000 plan members. We have over $3 billion currently invested in New York Stock Exchange Traded companies. We are charged by law with obtaining the maximum return for investment of our plan assets. Consequently, we are very concerned about NYSE changes that would dilute the value of our NYSE-traded company holdings. Control over executive compensation is an important shareholder right we have as owners of those corporations. Prior shareholder input should be mandatory to insure stock option plans do not act to the detriment of shareholders by diluting shareholder equity.

We have been and will continue to be proponents of broadly-based stock option plans that are distributed throughout the organization. These plans serve as key incentives to attract and retain key individuals. These plans should not only be available to members of executive management but should be shared throughout the organization as rewards and incentive for significant accomplishments. As supportive as we are of broad-based stock option plans, we still believe all option plans should receive prior shareholder approval before implementation, without exception. If key individuals leave the company and performance suffers as a result, then it is the owner's that have the most at risk and must deal with the consequences.

The trend in recent years is to restrict stock option plans only to the very senior members of management and grant them excessive numbers of options resulting in significant dilusion of the

owner's interest. We strongly encourage you reconsider your April 8, 1998 decision eliminating prior sharcholder approval of stock option plans.

With kindest regards,

James O. Wood
Executive Director

JOW:ri

c: Mr. Arthur Levitt, Jr.
Chairman-Securities & Exchange Commission
Council of Institutional Investors

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C 20006
(202) 637-5000

July 2, 1998

Catherine Kinney
Group Executive Vice President
New York Stock Exchange, Inc.
New York, NY 10005

Re: Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

This comment is submitted on behalf of the American Federation of Labor and Congress of Industrial Organizations ("AFL-CIO") in response to The New York Stock Exchange's ("the Exchange") Request for Comment on NYSE Stockholder Approval Requirements for Broadly Based Stock Options. The AFL-CIO's member unions represent 13 million working men and women, who participate as investors through defined benefit and defined contribution pension plans as well as through mutual funds and individual accounts. Our affiliated unions sponsor benefit plans with over $400 billion in assets, and our members are participants in public employee and single-employer retirement plans with over $3 trillion in assets. Many of our members are also employee beneficiaries of broadly-based stock option plans. To the extent there is a conflict between employees who participate in broadly-based stock option plans and other shareholders, our members are on both sides.

Both the shareholding public and employee shareholders have a direct economic stake in preventing executive compensation abuses. Executive compensation, predominantly in the form of stock options and other equity derivatives, grew 38% last year and has run well ahead of all major financial and economic indicators during the 1990's. The AFL-CIO has recently issued a report detailing the prevalence of personal and financial ties between recipients of excessive executive compensation and the purportedly independent members of compensation committees awarding the compensation. The Exchange's rules governing executive stock options are one of the most important protections shareholders have against the threat of self-dealing.

The AFL-CIO particularly welcomes both this opportunity to comment and the Exchange's decision to convene a task force because of the effective absence of a meaningful public comment process prior to the adoption of the amendments to the Exchange's policy by the Securities and Exchange Commission on April 8, 1998. The rule changes were not posted on the Commission's web site. The Exchange and the Commission appear to have made only token efforts to consult with the institutional investor community, and no efforts at all to consult with representatives of employees who participated in broadly-based plans. The request for comment indicates however, that the Exchange did undertake a substantive dialogue on these issues with the managements of companies listed on the Exchange. The result, as the Request for Comment notes, was an absence of any adverse comment prior to April 8, and a wave of criticism and press attention that followed when the amendments and the process became known.

This one-sided process certainly violates the spirit of the Administrative Procedures Act, and may not have been in compliance with its letter. It stands in sharp contrast to the extensive and open process the Commission undertook at the same time in its efforts to revise the rules surrounding shareholder proposals. As a procedural matter, we would urge the Exchange to suspend the implementation of the changes adopted by the Commission on April 8, pending the completion of the work of the task force.

The AFL-CIO recognizes the need for a balance between the rights of shareholders to protect themselves from dilution and excessive executive compensation and the need of well-managed enterprises to provide incentives to their employees. The Exchange has tried through the amendments it proposed last fall to find that balance. Unfortunately, the amendments allow for boards and senior executives to enrich themselves without meaningful oversight. The Exchange should use this additional comment and review process to significantly revise these amendments.

The critical fact about stock option plans that make grants to board members is that they are examples of self-dealing. The board structures a plan that will benefit members of the board. Our research into excessive executive compensation strongly suggests that nominally independent compensation committees are insufficient protection against the dangers of self-dealing. Thus the Exchange's definition of a broadly-based plan is misconceived. Rather than grant exemptions to the requirement of shareholder approval for plans based on how many employees are eligible to participate, the Exchange should grant exemptions only to those plans that exclude members of the board from receiving grants under those plans.

Contrast the Exchange's definition with the broadly-based plan in which board members do not participate. The board is suited to structure, approve and oversee such a plan, just as the board is suited to make decisions involving the sale of authorized stock which may have a dilutive effect on existing shareholders. In such arms-length dealing, the board can be safely

presumed to be dealing in the best interests of its shareholders according to its business judgment. The AFL-CIO would not oppose a safe harbor for broad-based option plans that do not include board members.

Seen in this light, the amendments the Exchange adopted are a license for self-dealing. They allow the adoption of key employee plans without a shareholder vote in certain circumstances and formalize a non-exclusive safe harbor for plans where at least half the participants are neither officers or directors and at least 20% of the company's employees are eligible to participate in the Plan. The latter provision is particularly pernicious. New plans could automatically qualify for the "broadly-based" safe harbor that go on to never actually grant a single option to anyone other than the company's Chief Executive Officer, so long as a sufficient number of other employees were "eligible" at the plan's inception. More disturbing, the exemption would be granted regardless of the dilutive effects of the plan on other stockholders.

If upon review, the Exchange wishes to maintain its current concept of a "broadly-based" option plan, it should at least require that the initial adoption of such a plan require shareholder approval, and then allow new allocations of shares to be made by the board, assuming the plan's actual history of option granting turned out to be "broadly-based." Secondly, the percentage of the employees required to be receiving grants under the plan should be higher. The Exchange's current level of 20% really only reaches into middle management in the typical Exchange-listed corporation. To be truly broadly-based, to reach the average employee, an participation level of at least 50% would be required. The current level sends a message to line employees that the Exchange does not believe companies benefit from their efforts.

For similar reasons, we do not believe the Exchange should adopt the Internal Revenue Service's approach which excludes employees covered under collective bargaining agreements from its breadth of participation tests. The organizational problems associated with excessive executive pay derive at least in part from the exclusion of line workers from equity-based compensation.

Finally, any safe harbor should be exclusive. Any plan that cannot meet the Exchange's tests should have to obtain shareholder approval.

The request for comment states that the new rules on "broadly-based" plans are only codifying the 20% standard that was already "a rule of thumb" applied by the Exchange on a case by case basis. While that may be true, there was a perception among Exchange-listed companies that executive stock option plans needed to be ratified by shareholders. That perception now has three large, explicit exceptions— the key employee exception, the 20% exception, and the further possibility of a case-specific exemption. It appears likely the default

rule will now be not to put plans to a shareholder vote. This would be a significant retreat from the goal of board and management accountability that we hope the Commission and the Exchange share.

The AFL-CIO would welcome the opportunity to participate in the Exchange's Task Force and to be of whatever assistance we can in the further work of the Exchange in this area. Please contact William Patterson in our Office of Investment at 202-637-3900. We thank you for the opportunity to present our views to the Exchange.

Sincerely,

John J. Sweeney
President

cc: Arthur Levitt, Chairman
Securities and Exchange Commission
Frank Zarb Sr., Chairman and CEO
National Association of Securities Dealers

Sacramento County
SCERS
Employees' Retirement System

Executive Staff
John R. Descamp
Chief Executive Officer
Jeffrey States
Chief Investment Officer
Linda Seher
Chief Benefits Officer
Steven A. Grimshaw
Chief Operations Officer

July 2, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

SUBJECT: SHAREHOLDER APPROVAL - STOCK OPTION PLANS

Dear Ms. Kinney:

The Sacramento County Employees' Retirement System ("SCERS") Board manages a public sector defined benefit plan with assets currently valued at market over $3 billion. The fund is established in order to provide our near sixteen thousand active and retired employees with pension, disability and survivor's benefits. The fund is also a "widows' and orphans' fund" particularly for our local law enforcement and fire suppression personnel.

The SCERS Board Members take very seriously their fiduciary duties and obligations to SCERS plan participants and their beneficiaries.

The Members are very much aware of the recent change in the Exchange's rules that, we believe, preclude shareholders votes on stock option plans. **In the interest of our plan participants and beneficiaries, the Members strongly urge the Exchange to revert to the rules in existence prior to the change thereby restoring our shareholder rights.**

Respectfully,

JOHN R. DESCAMP
Chief Executive Officer

JRD/kc
cc: Jeff States, Chief Investment Officer
Members of the Board

980 9th Street, Suite 750 • P.O. Box 627 • Sacramento, CA 95812-0627 • (916) 874-9119 • 1 (800) 336-1711 • Fax (916) 874-6060

CCCERA
Contra Costa County Employees' Retirement Association
1355 Willow Way, Suite 221
Concord, CA 94520-5758
Tel: (510) 646-5741
Fax: (510) 646-5747

July 2, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Dear Ms. Kinney:

Re: Shareholder approval of stock option plans

This is in response to the Exchange's request for comment on changes to the rules concerning shareholder approval of stock option plans.

The Contra Costa County Employees' Retirement Association is a California county pension plan with over $2.5 billion in assets representing the retirement security of over 11,000 active and retired public employees.

Our Board of Retirement takes an active part in voting shareholder proxies and is very concerned with inappropriate dilution of its ownership position in a company. While we encourage widespread employee stock ownership since it aligns the interests of employees and non-employee owners of the company, stock option programs should be carefully scrutinized to insure that their benefits are not outweighed by the cost of excessive dilution. For this reason, each option plan is reviewed by our staff on a case-by-case basis.

The proposed exemption of shareholder approval for "broad-based" option plans removes our ability to exercise these ownership rights. I urge you to repeal your recent rule change and reinstate shareholder control. All stock option plans should be subject to shareholder approval.

Sincerely,

Patricia F. Wiegert

Patricia F. Wiegert, CEBS
Retirement Administrator

cc: Retirement Board

bcc: Council of Institutional Investors

07/06/98 MON 12:04 [TX/RX NO 8087] 001

STATE OF CALIFORNIA

PETE WILSON, Governor

STATE TEACHERS' RETIREMENT SYSTEM
POST OFFICE BOX 15275
SACRAMENTO, CA 95851-0275

(916) 229-3706

July 1, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Dear Ms. Kinney:

I am the Chief Executive Officer of the California State Teachers' Retirement System (CalSTRS). CalSTRS is a public pension fund established for the benefit of California's public school teachers over eighty years ago. The fund represents over 500,000 active members and beneficiaries and has assets of over $85 billion. I am writing to you today regarding the "Request for Comment" issued by the New York Stock Exchange on June 5, 1998, regarding the "Exchange's" approval requirements for broadly-based stock option plans.

The active teachers and retirees of this fund are also shareholders. Indeed, over 70 percent of our equity allocation is in the domestic equity market; and a substantial number of those companies are listed on the New York Stock Exchange. We, and others like us, have been necessary and enthusiastic providers of capital to domestically listed companies for decades. We have generally favored the domestic market because of the transparency of transactions and the relatively high level of disclosure, compared to other markets. We think that transparency and disclosure are two of the reasons that the domestic market has performed so well. Integrity of information and rules designed to shine light on, if not strictly eliminate, self-dealing, are worth a great deal to shareholders. It was very disappointing to read of the New York Stock Exchange's approval requirements of broad-based plans.

As fiduciaries, we believe that whenever there is a conflict of interest between directors, management and shareholders, the issue should be put to a shareholder vote. In our view, the matter of incentive compensation is an obvious conflict of interest between the three sides of the corporate pyramid.

We are equally disappointed over the SEC's action in this area and consider the role that agency played to be pivotal in the "Exchange's" action. Bear in mind, that shareholders get no chance to vote on compensation generally; we only vote on incentive compensation, not high cash salaries or signing bonuses or a host of other ways that executives get paid. The bonus, the incentive for performance was the one area left to shareholders. We thought that was appropriate, because we thought that this was one way of aligning shareholder and management interest. In addition to that concern, we are also interested in the dilution that these plans present to shareholders. Here, we are not interested in voting dilution, but earnings dilution, which translates into a loss of value in the marketplace.

It seems clear that if shareholders have no authority to vote on these plans, we cannot view them as incentives. It seems outrageous that, the very people who would most benefit from an incentive plan should also be the ones who draft it and approve it. That this should be allowed only because lower level employees are eligible for participation in the plan,(but not required) seems to invite the establishment of sham plans. Directors, who in our view, should not be paid in incentive stock options, especially time-vested plans, would be eligible. These are the people who are serving as the legal representatives of the shareholders, yet the possibility of collusion posed by such an arrangement calls their commitment to shareholders into question. At the end of the most recent fiscal year, CalSTRS voted over 4,000 proxies. A review of our proxy voting records indicates that over 50 percent of the management sponsored proposals concerned compensation issues. CalSTRS, which has liberal guidelines in this area, allowing over 10 percent dilution to be suffered as a result of these plans, still found itself voting against 65 percent of these plans. And despite these negative votes, these plans pass in an overwhelming majority of the cases. This is not an area in which executives and directors needed the "Exchange's" help, rather, it is shareholders who need the help here.

In our opinion, executive level plans should be separated from the plans which are meant for the majority of employees. That is to say, the executives should not participate in the plans at all. We are only talking about the five highest paid employees and the directors and there are usually several other vehicles established for their bonuses. Furthermore, we believe that even broad based plans should be subject to a shareholder vote. We have seen a number of cases of creeping privatization based on employee stock purchase plans, and all of it is achieved with shareholder moneys, from repurchasing stock to loans to finance the transactions. We want the executive and directors separated for clarity. As for what constitutes a broad-based plan, we believe that the percentage should be 51 percent of employees and the definition should focus on participation. We are willing to bend this to stipulate that 51 percent should be eligible, but that, if at least 25 percent do not participate, then it is not a broad-based plan. In addition to these considerations, we do not like the fact that the current language allows the "Exchange" so much discretion in deciding what is and

is not a broad-based plan. We believe that this is an area which can be standardized; after all, our issues do not ask that the "Exchange" limit levels of incentive based compensation.

Thank you for the opportunity to finally address this issue. We believe that the awarding of incentives to executives and directors is one of our most important votes as shareholders and owners. When you consider this issue, we hope that you will be cognizant of the limited rights of shareholders in the governance of corporations and that you will view the area of executive and incentive compensation as an inherent conflict of interest matter, which should be decided by shareholders. I look forward to hearing from you on this matter.

Sincerely,

JAMES D. MOSMAN
Chief Executive Officer

cc: Frank G. Zarb
National Association of Securities Dealers

Sarah Teslik
Council of Institutional Investors

NPP

CWA/ITU Negotiated Pension Plan

Post Office Box 2380
Colorado Springs, CO 80901-2380
(719) 473-3862 Fax (719) 473-3134

July 1, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: New York Stock Exchange Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

The CWA/ITU Negotiated Pension Plan, a pension fund with assets of $1 billion and more than 40,000 participants and beneficiaries, appreciates the opportunity to comment on your recently adopted rules concerning shareholder approval of stock option plans.

We understand that stock option plans can be an effective tool to reward and motivate talented employees. However, the use of stock options has become extensive and the potential dilution of stockholders ownership has become significant. Therefore, we believe that all stock option plans should be subject to stockholder oversight and approval, since they are the owners who will be affected by the dilution. The fact that the cost of granting options is not recorded as an expense is, in our view, even more reason for stockholder involvement.

Therefore, we disagree with your proposal to exempt "broadly based" plans from stockholder approval. If it is necessary to exempt certain plans, we urge you to only allow exemption of plans with a minor dilutive affect, say less than 10% of outstanding shares. For all significant stock option plans, the owners deserve the opportunity to determine whether the plan is in the best interests of the company. We urge you to rescind your recent rule change and to consider whether stockholders in fact should be given even greater opportunity to vote on stock option plans.

Sincerely,

JOHN FOSS
Administrator

1)ca

cc: Mr. William J. Boarman, Chairman
Board of Trustees
Mr. Richard Grasso, Chair & CEO
New York Stock Exchange
Mr. Frank G. Zarb, Chair & CEO
National Association of Securities Dealers
Mr. Arthur Levitt, Jr., Chairman
Securities and Exchange Commission
Council of Institutional Investors

STATE OF
IOWA

TERRY E. BRANSTAD, GOVERNOR

DEPARTMENT OF PERSONNEL
LINDA HANSON, DIRECTOR

July 1, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Dear Ms. Kinney:

RE: NYSE Stockholder Approval Requirements for Broadly-Based Stock Option Plans

The Iowa Public Employees' Retirement System (IPERS) is a public pension fund with approximately $13.3 billion in assets and over 200,000 active and retired members. We currently have 30 percent of these assets allocated to domestic equities, and are compelled to voice our concern over your recently adopted rules regarding shareholder approval of stock option plans.

While we recognize that companies must be able to attract, retain and motivate key executives, we also recognize that without the control of shareholder approval, this function is open to and has been abused by many companies. The result is dilution of shareholders' equity, at times beyond reasonable limits. We strongly feel that control of executive compensation should remain with the shareholders, and urge you to repeal this rule change.

Sincerely,

IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM

Nancy G. Goerdel
Chief Investment Officer

IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM
600 E. COURT / P.O. BOX 9117 / DES MOINES, IOWA 50306 / 515-281-0020
INVESTMENT FAX NUMBER 515-281-0045 / BENEFITS FAX NUMBER 515-281-0053

THE MARCO
CONSULTING
GROUP

JACK M. MARCO
President

July 1, 1998

New York Stock Exchange
Attention: Mr. Stephen Walsh
20 Broad Street
16th Floor
New York, N.Y. 10005

Re: Request For Comment on Stockholder
Approval Requirements for Broadly-Based
Stock Option Plans

Dear Mr. Walsh:

The Marco Consulting Group is a registered investment adviser to more than 200 institutional investors whose aggregate asset valuation is in excess of $50 billion. We vote the proxies for most of our clients. This year we anticipate voting proxies on more than 3,000 companies.

We strongly urge the New York Stock Exchange ("NYSE") to reverse the recent amendment to its rules that will permit companies to adopt stock option plans without shareholder approval as long as: (1) the plan is broadbased (i.e., at least 20 per cent of a company's employees are eligible to participate and no more than half of the eligible participants are officers and directors); (2) no single officer or director acquires more than 1 per cent of the outstanding shares; and (3) the cumulative dilution of all non-broadbased plans exceeds 5 per cent.

We fear this amendment is an invitation for corporate executive excess and abuse, neither of which can be construed as being in the best interests of shareholders. For example, simply making 20 per cent of a company's employees eligible for a plan would not prevent all the shares in the plan from actually ending up in the hands of a few key executives.

We carefully scrutinize all stock option plans before voting, weighing whether:

--There are specific performance standards for the granting of options which serve as a true reward for past superior performance and an incentive for future superior performance?

--The shares in the plan, when combined with shares in other plans at the company, represent in excess of 5% dilution of current shareholder equity?

--The exercise price of options is at least the fair market value of the stock at the time the option is granted?

--There are change-in-control provisions that allow the vesting of options to accelerate?

--Underwater options can be repriced?

54 West Hubbard Street • Suite 600 • Chicago, Illinois 60610 • (312) 527-4200 • Fax (312) 527-3230

--There is widespread participation in the plan?

—The limit on the number of shares any person can receive options on in a year is reasonable?

We feel these are very practical, common sense questions which every shareholder should ask if he or she truly intends to act like an owner of a company. We are appalled that we have to vote against the vast majority of stock option plans we review because the key executives in corporate America are more concerned with rigging option plans to pad their own compensation than they are with satisfying these practical, common sense shareholder concerns.

It is ironic that the NYSE is trying to deny shareholders the right to review and approve such option plans just when institutional shareholders are finally beginning to analyze them with a critical eye instead of just rubberstamping their approval of them.

Instead of debating the definition of what is a broadbased plan and what type of employees are participating in them, we submit that the wisest course for the NYSE is to return to the old system of allowing shareholders to vote on all new stock option plans and material amendments to existing plans. Shareholders, as the owners of a company, should always have the right to vote on the extent to which their equity in a company is being diluted to compensate key executives.

Sincerely,

Jack M. Marco

Jack M. Marco
President

JMM:mal

CENTRAL PENSION FUND OF THE INTERNATIONAL UNION OF OPERATING ENGINEERS AND PARTICIPATING EMPLOYERS
4115 CHESAPEAKE STREET, NW, WASHINGTON, DC 20016-4665 TEL: 202-362-1000, FAX: 202-364-2913

July 1, 1998

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York NY 10005

Dear Ms. Kinney:

I am writing to you on behalf of over 120,000 participants in the Central Pension Fund of the International Union of Operating Engineers and Participating Employers (CPF), to express our concern over the recently adopted rules pertaining to stockholder approval requirements for certain "broadly-based" stock option plans. CPF currently has total assets of over $5.6 billion, and equity investments of over $2.8 billion. As a long-term stockholder in hundreds of companies through index strategies, CPF is troubled by attempts to limit corporate accountability to stockholders.

The explosion in the use of option plans, and the dramatic increase in potential dilution resulting from these plans, represent a huge cost to stockholders. This increased level of activity cries-out for a greater level of scrutiny and oversight by stockholders. The recently revised rules and guidelines, unfortunately, restrict the rights of stockholders to provide that scrutiny and oversight.

The exemption for non-broadly based plans, and the definition of broadly-based plans, provide excessive leeway for the adoption of plans which could substantially dilute the ownership stakes of stockholders without allowing those very stockholders the opportunity to vote on the plans. The specific proposal allowing a plan which *excludes* 80% of a company's employees to be designated as "broadly-based" is unwarranted.

We believe that the rights of stockholders to vote on potentially dilutive stock option plans should be strengthened, not weakened. To the extent there is an exception for "broadly-based" plans, the exception should be exclusive, focus on actual participation and not eligibility, and should incorporate a high minimum threshold (such as 50%) for participation. We also believe that the Exchange should not adopt the IRS approach which excludes employees covered under collective bargaining agreements from its breadth of participation rules.

We urge you and the New York Stock Exchange to rescind the recent rule changes, and to consider adopting rules which give stockholders a greater role in approving stock option plans.

Such action would be in the best long-term interest of all parties, including the companies, the employees, the stockholders and the Exchange. Thank you for your consideration.

Sincerely yours,

Michael R. Fanning
Chief Executive Officer

MRF/JJS/gj

cc: Mr. Richard Grasso, Chair/CEO
New York Stock Exchange

Mr. Frank G. Zarb, Chair/CEO
National Association of Securities Dealers

Mr. Arthur Levitt, Jr., Chairman
Securities and Exchange Commission

Mr. Isaac C. Hunt, Jr., Commissioner
Securities and Exchange Commission

Mr. Norman S. Johnson, Commissioner
Securities and Exchange Commission

Ms. Laura S. Unger, Commissioner
Securities and Exchange Commission

BOARD OF PENSIONS AND RETIREMENT

MUNICIPAL PENSION FUND

CITY OF PHILADELPHIA

SANDRA PARKER
Chief Investment Officer

Twentieth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1712
(215) 496-7464
Fax (215) 496-7460

June 30, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: *Shareholder Approval of Stock Option Plans*

Dear Ms. Kinney:

The Philadelphia Board of Pensions and Retirement administers a $3.3 billion pension fund for benefit of approximately 60,000 city employees, retirees and their beneficiaries. As a major shareholder of the many companies listed on the New York Stock Exchange, I strongly urge that you do not amend the stock option-voting rule, as proposed on April 8.

I believe that it is often appropriate for corporations to use stock option plans as a part of the compensation for corporate staff, as they can act to align the interest of the employees with those of the non-employee shareholder. However, in this less than perfect world, we have seen examples of where these plans have been designed to benefit management to the detriment of the non-employee shareholders. Given the incessant growth of these plans and the real fact that they dilute the ownership position of the shareholders, we believe that every one of them should be subject to shareholder approval and oversight.

Stock Option Plans are among the most economically significant issues upon which we as shareholders are entitled to vote since the aggregate potential dilution represents a very real cost. Accordingly, we urge you to repeal the recent rule change and reinstate our right as shareholders to voice our position on all plans that may result in substantial dilution of our ownership rights.

Sincerely,

Sandra Parker

Sandra Parker
Chief Investment Officer

Cc: Ben Hayllar, Board Chairman
Joe Herkness, Executive Director
Council of Institutional Investors

the Pension Fund

June 30, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: New York Stock Exchange Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney,

The Building Trades United Pension Trust Fund is a $768 million multi-employer Taft-Hartley Pension Fund, with approximately 60% of our funds allocated to equity investments. This fund represents approximately 23,000 plan participants.

We are opposed to the recently recommended rule changes on shareholder approval of stock option plans. We believe that stock option plans dilute the ownership stake of shareholders, and therefore should be subject to shareholder oversight and control. Managements have proven that, unchecked by shareholder notification and approval, they will provide themselves with substantial option plans. These option plans have also provided for "reset" pricing when the managements have failed to provide results which have made older options less valuable.

The potential dilution resulting from stock option programs will have a long term impact on the total return of the shareholders investment. In the instance where a stock option plan will materially impact the financial structure of a company we feel strongly that this should require shareholder approve in the proxy statement and companies should be require to clearly illustrate that impact.

Sincerely,

Marlyn J. Spear

Marlyn J. Spear, CFA
Chief Investment Officer

The Building Trades United Pension Trust Fund
P.O. Box 530 • 500 Elm Grove Road, Room 300 • Elm Grove, Wisconsin 53122-0530
(414) 784-7880
FAX (414) 784-8598

06/30/98 TUE 15:05 [TX/RX NO 8059] 002

MOSERS

Missouri State Employees' Retirement System

Rick Dahl
Chief Investment Officer

June 29, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: NYSE Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

The Missouri State Employees' Retirement System (MOSERS) is one of the 200 largest defined benefit pension plans in the United States with over $4.5 billion in assets. The fund covers over 80,000 active and retired members and our investment portfolio includes the common stock of over 1,000 different companies. This letter is in response to the request for comment from the New York Stock Exchange (NYSE), concerning shareholder approval requirements for "broadly-based stock option plans".

As the funds' Chief Investment Officer, I am concerned with the recently adopted rules concerning the removal of shareholder approval needed for the granting of stock options. Allowing company executives to dilute ownership without the consent of shareholders seems, on the surface, to provide company executives with a much needed tool in fostering the long-term employment of quality individuals. However, too many times these plans are structured to benefit management to the detriment of shareholders. Management's disclosure of their intentions with respect to these plans and the ultimate "sale' of these plans to stockholders promotes the communication necessary to build confidence, or a lack thereof, in management ability to successfully run the company. Ultimately, this success or failure lies at the foundation of value added to shareholders. Your decision, on April 8th, 1998 to drop the requirement for shareholder approval removes this level of communication and disclosure and thus, creates additional opportunity for the goals of management and the shareholders to conflict.

I respectfully request that you repeal your recent rule change and reinstate the shareholders voice in approving stock option plans.

Sincerely,

Rick Dahl
Chief Investment Officer

cc: Richard Grasso
Frank Zarb
Arthur Levitt, Jr.

907 Wildwood Drive, P.O. Box 209
Jefferson City, Missouri 65102
Phone: (573) 632 - 6100 • (800) 827 - 1063
MO Relay: (800) 735 - 2466 (Voice) • (800) 735 - 2966 (TT)

c:\windows\temp\kinney 6-29-98.doc

MUNICIPAL FIRE & POLICE RETIREMENT SYSTEM OF IOWA

phone: *(515) 254-9200*
fax: *(515) 254-9300*
2836 104th Street, Des Moines, IA 50322 *e-mail:: pensions@mfprsi.org*

June 29, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Dear Ms. Kinney:

The Municipal Fire & Police Retirement System of Iowa is a $1 billion retirement plan for Iowa's public safety employees.

Recently, the EXCHANGE requested input concerning a revision to the rules which govern the rights of shareholders to vote on stock option plans. The retirement system opposes such a revision.

It is important that corporate executive stock option plans represent the expectations of both corporate management and of the owners of the corporation, the shareholders. To effectively represent the rights of the owners, the ability of the shareholder to vote upon such plans should be maintained. A revision of the nature proposed would dilute the influence of the owners of the company over the activities of management.

The retirement system does not support the revision to this important rule.

Sincerely,

Dennis L. Jacobs
Executive Director

DLJ:kb

\\MFPRSI01\PR7\USERS\KAY\WINWORD\FESTOCKOPTIONVOTELTR.doc/06/30/98

07/01/98 WED 10:55 [TX/RX NO 8068] ☑002

SURS State Universities Retirement System of Illinois

Serving Illinois Community Colleges and Universities

1901 Fox Drive • Champaign, IL 61820
(217) 378-8800 • (217) 378-9802 (FAX)

Investment Department

June 29, 1998

Catherine Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Dear Ms Kinney

I am the Chief Investment Officer of the State Universities Retirement System of Illinois. I am responsible for the investment activities of a public pension plan that covers 130,000 members with $10 billion in assets, half of which is invested in domestic equities.

I view with concern the effort to reduce shareholder's ability to vote on matters of corporate compensation. I recognize the important incentive provided by various forms of equity ownership offered to employees. Still, I think the final judgement as to the benefits of the incentives set against the cost of dilution of ownership by present shareholders is most appropriately left in the hands of current shareholders who symmetrically bear the risks and rewards of the decision.

In general, we should be seeking to strengthen, not weaken shareholder responsibilities for corporate activities. Corporations are already too often viewed as having no responsibility oversight by a separate part of society. No wonder the calls for government regulation grow stronger to fill the perceived vacuum. Shareholders, with strong powers of ownership, represent a better alternative than government to enforce the broad interests of society.

I urge the NYSE to not exempt from shareholder approval any stock option plans which may dilute the interests of current shareholders.

Sincerely,

Kenneth Codlin

Kenneth Codlin

STATE OF WASHINGTON
STATE INVESTMENT BOARD
2424 Heritage Court SW • P.O. Box 40916 • Olympia, Washington 98504-0916
(360) 664-8900 • FAX (360) 664-8912

June 26, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Dear Ms. Kinney:

Subject: Broadly-based stock option plans

The Washington State Investment Board has responsibility over in excess of $45 billion in assets, including assets covering over 350,000 workers in the state of Washington.

Stock options plans, as part of compensation plans for key corporate executives, should be voted on by the owners (shareholders). Control over corporate compensation is an important shareholder right. Shareholder approval is needed to assure that such plans are not to the detriment of shareholders, nor dilute shareholder equity.

I do not support an exemption of shareholder approval for broad-based plans, while recognizing that the use of such plans may attract and retain key employees. There are occasions that companies go too far in these plans. Shareholders need to have approval.

We strongly urge that you do not amend the stock option-voting rule as proposed, which leaves shareholders out of the picture. Thank you.

Sincerely,

James F. Parker

James F. Parker
Executive Director

JFP:sg

06/26/98 FRI 16:34 [TX/RX NO 8042] ☑002

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

275 EAST BROAD STREET, COLUMBUS OH 43215-3771
TELEPHONE (614) 227-4090

June 26, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Dear Ms. Kinney:

The State Teachers Retirement System of Ohio (STRS) is a large public pension fund with $47 billion in assets which exists for the benefit of hundreds of thousands of teachers. Our investment portfolio includes common stock holdings in approximately 1,500 companies. This letter is in response to the Request for Comment from the New York Stock Exchange (NYSE) concerning Stockholder Approval Requirements for Broadly-Based Stock Option Plans. The request seeks comment on how the NYSE should define "broadly-based Plan" in its shareholder approval policy.

It is our belief that this request is far too narrow. We would like to express broader concerns about stock option programs. It is our view that while corporations can benefit from the wise use of such programs, widespread problems may lurk on the horizon. We believe that the potential exists for many firms to significantly dilute the ownership of existing shareholders through their stock option plans. We are concerned that, at the very time this dilution is occurring, the New York Stock Exchange and other regulatory bodies may be permitting such plans to be implemented without shareholder approval.

As a large institutional shareholder, it is our desire for company managements to implement programs and activities which increase the value of their organizations. We encourage widespread employee stock ownership since we believe that it aligns the interests of employees and non-employee owners of the company. Employee stock purchase plans and stock option programs are two ways that this alignment may be accomplished. However, there is a cost to other shareholders as well. Stock option programs should be carefully scrutinized to insure that their benefits are not outweighed by their costs. Obviously, the major cost is that of excessive dilution to existing shareholders. We do not want the value of the company to be divided by more shares than is appropriate.

This dilution can occur in two main ways. First, an excessive percentage of the shares can be set aside up front for option programs. The percentage allocated should be decided on a case-by-case basis and endorsed by the board of directors who recommends its adoption to shareholders for approval. Second, this dilution may occur as the result of repricing "underwater" stock options. It is our belief that repricing should never occur without shareholder approval. Markets do not only rise. Widespread repricing of stock options in a market decline would be unfair since it would protect one segment of shareholders to the detriment of all others.

It is our recommendation to the NYSE that all stock option programs, broad-based or not, be presented to shareholders for approval. We do not agree with the NYSE position that "preliminarily" believes that its current policy of no shareholder approval of broad-based plans is "appropriate." Complete details about all stock option plans should be presented in the proxy materials so that they can receive a thorough review. It should be up to shareholders to decide whether the programs provide enough benefits to offset the cost of potential dilution to shareholders. As previously stated, we believe that employee stock ownership is beneficial, but we want to make sure that the cost to achieve such ownership is not borne solely by non-employee shareholders. Existing shareholders need the ability to vote on such a significant corporate plan. Thank you for your consideration in this important matter.

Sincerely,

Herbert L. Dyer
Executive Director

CC: Richard Grass, Chair and CEO, NYSE
Frank G. Zarb, Chair and CEO, NASD
Arthur Levitt Jr., Chairman, SEC
Deborah Scott, STRS Chair
William A. Dorsey, STRS Vice Chair
Jack H. Chapman, STRS Boardmember
✓Council of Institutional Investors

Los Angeles Unified School District

ANNUITY RESERVE FUND

Interim Business Services Center
355 SOUTH GRAND AVENUE
8th FLOOR
LOS ANGELES, CALIFORNIA 90071
(213) 633-7991

June 26, 1998

Catherine R. Kinney
Group Executive Vice-President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: New York Stock Exchange Stockholder Approval Requirements for Broadly-Based Stock Option Plans

The Los Angeles Unified School District Annuity Reserve Fund appreciates the opportunity to comment on your recent adopted rules concerning shareholder approval of stock option plans.

Since all stock option plans dilute the ownership stake of shareholders, we feel that all of them should be subject to shareholder oversight and control. We do not disagree with the modest and judicious use of such plans to attract, retain and motivate key employees—indeed, all employees—to perform at the highest level, but we feel that without the requirement of stakeholder approval, there is no effective brake on the use of these plans. The history of the last few years has shown that many companies are unwilling or unable to exercise restraint when it comes to passing out stock options and diluting shareholders' equity.

Certainly all option plans that add to the compensation of CEO's and other top corporate executives should be subject to shareholder approval. But in addition, we believe that we should have a say on all plans that may result in substantial dilution of our ownership rights. Our fund has a policy of voting against any plan that could create dilution.

As for the specific policy questions raised in your request for comments, we strongly disagree with your proposal to define plans for which 20 percent of the employees are eligible as "broadly based" and therefore to exempt them from shareholder approval. Even if you changed that to require that 20 percent of the employees actually received options, we do not think 20 percent is broadly based. We also do not believe your staff should have discretion to fiddle around with the definition in individual cases—i.e., the definition should be an exclusive safe harbor.

Catherine R. Kinney
June 26, 1998
Page 2

In addition, to ensure that these "broad-based" plans are not overly generous to only the highly-paid employees, we do not believe that officers and directors should be eligible for participation in these plans. These individuals are already covered by other plans.

Analyzing and understanding stock option plans has already been difficult for shareholders, and adopting and implementing a proxy voting policy that is fair and consistent on this issue is one of the toughest tasks we face as shareowners. But we feel it is not only our right but our responsibility to do so.

Please do not take away one of the few remaining opportunities we have to exercise a modicum of control over corporate compensation excesses. We urge you to rescind your recent rule change and to consider whether shareholders in fact should be given even greater opportunity to vote on stock option plans.

Sincerely,

Henry Jones
Chief Financial Officer

HJ:ae

c: Members, Annuity Reserve Fund Board
Lonnie Woodfin

LENS

The Corporate Governance Investors

Focus
Investment
Management LLC

Suite 800
1200 G Street, NW
Washington, DC 20005
Telephone 202.434.8723
Facsimile 202.783.3316

Suite 400
45 Exchange Street
Portland, Maine 04101
Telephone 207.775.4296
Facsimile 207.775.4289

E-mail
info@lens-inc.com

Web Site:
http://www.lens-inc.com

Principals

Robert A. G. Monks
Nell Minow
John P. M. Higgins
Robert B. Holmes
Charles K. Woodworth

John B. Goodrich
Director of Research

Jan M. Nelligan
Administrative Officer

Barbara A. Sleasman
Executive Assistant

June 26, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Dear Ms. Kinney,

I appreciate the opportunity to submit comments on the shareholder approval requirements for broadly-based stock option plans. As a principal of a $100 million fund and a long-time advocate for shareholder rights, I believe that compensation issues are of great importance to shareholders as the central point at which conflicts of interest arise. The only way to ensure that the incentives of management are aligned with those of the shareholders is to require shareholder approval of those aspects of compensation plans that are most likely to reveal these conflicts.

Stock-based compensation can be the best possible way to prevent conflicts of interest, but, as we have seen in the past, these plans can be designed to benefit management to the detriment of shareholders. That is why shareholder approval is indispensable for continued credibility and viability of these plans. Referring only to the "appropriateness" of the historical policy of permitting the adoption of broadly-based plans without shareholder approval, the Exchange's proposal makes no effort to justify adoption of these plans without putting them to a shareholder vote. Given the explosive growth of stock-option awards, both in number and in dollar value, over the past few years, I believe that it is increasingly difficult to justify any stock option plan that has not been approved by shareholders. At a minimum, the Exchange should have to conduct some additional cost-benefit analysis to justify its position.

In addition to my more general questions, I have two specific concerns with the proposed change. The first relates to dilution. In the old days – just a few years ago – stock options granted in the tens of thousands were considered generous. Now a grant of a million options is barely newsworthy. This is important not just in terms of absolute value and in

LENS

The Corporate Governance Investors

Focus
Investment
Management LLC

Suite 800
1200 G Street, NW
Washington, DC 20005
Telephone 202.434.8723
Facsimile 202.783.3316

Suite 400
45 Exchange Street
Portland, Maine 04101
Telephone 207.775.4296
Facsimile 207.775.4289

E-mail
info@lens-inc.com

Web Site:
http://www.lens-inc.com

Principals
Robert A. G. Monks
Nell Minow
John P. M. Higgins
Robert B. Holmes
Charles K. Woodworth

John B. Goodrich
Director of Research

Jan M. Nelligan
Administrative Officer

Barbara A. Sleasman
Executive Assistant

terms of alignment of interests but also in terms of dilution of the dollar value and voting power of the stock held by public shareholders. In some cases, massive option grants have amounted to a virtual hostile takeover from the inside. So, my first concern is that all option plans with a potential material dilutive impact continue to require shareholder approval.

My second concern relates to the "loophole" that caused so much controversy when this rule was initially made public. To the extent that a broad-based plan may be exempt from the requirement of shareholder approval, this should apply only when (1) the "broad base" includes at least 70 percent participation (except for those covered by collective bargaining) and (2) the standard is actual, not potential participation. Otherwise, it is just too tempting to design a plan that appears to be broadly based but in reality is not.

Shareholders have consistently supported stock option plans, even very generous ones. They know that these plans can be highly motivational and highly beneficial to shareholders as well as managers and other employees. Given the approval of virtually every option plan ever put to a shareholder vote, in my opinion, the Exchange has failed to provide any justification for implementing these plans without shareholder approval, and any exemption permitted by the SEC should be carefully and narrowly drawn.

Sincerely,

Nell Minow

Nell Minow

Cc: Richard Grasso, NYSE
Arthur Levitt, Jr. SEC

MONTANA
BOARD OF INVESTMENTS

Department of Commerce
555 Fuller Avenue PO Box 200126
Helena, Montana 59620-0126

Phone: (406) 444-0001
FAX: (406) 449-6579
TDD: (406) 444-2978
Rate Line: (406) 444-3557

June 23, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

RE: NYSE Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

I am writing on behalf of the investment management for over 60,000 pension fund owners of Montana's nine pension funds with over $4.5 billion in assets to comment on your recently adopted rules concerning shareholder approval of stock option plans.

Having assumed the responsibility for voting proxies for the current proxy season due to high employee turnover among investment professionals, I can speak first-hand about what I see as the willful abuse of granting options to senior management with no or minimal consideration for shareholder value. It was the most shocking aspect of my reintroduction to proxy voting for the Montana system and I am committed to seeing that shareholders have a larger voice in the renumeration of senior corporate executives.

Montana has a reasonably liberal proxy voting policy of typically supporting management while allowing up to 5% dilution of shareholder position for key executive compensation plans. Dilution of ownership rights should not be allowed without the vote of the owners. Adoption of compensation plans for key corporate executives including granting of options should be voted on by the owners.

I urge you to repeal your recent rule change and reinstated shareholder control over blatant excessive corporate compensation, especially as it involves the granting of options.

Sincerely,

James R. Penner

James R. Penner, CFA
Chief Investment Officer

cc. Members of the Board

Post-it® Fax Note 7671

Date	# of pages ▶ 1
To Sophia Lynn	From MT Bd. of
Co./Dept.	Co. Investments
Phone # 202-822-0801	Phone # 406-444-0001
Fax #	Fax #

State of New Jersey
DEPARTMENT OF THE TREASURY
DIVISION OF INVESTMENT
PO Box 290
TRENTON NJ 08625-0290

CHRISTINE TODD WHITMAN
Governor

June 23, 1998

JAMES A. DIELEUTERIO, JR.
State Treasurer

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, New York 10005

Dear Ms. Kinney:

Re: **Shareholder Approval of Stock Option Plans**

The Exchange has asked investors such as ourselves to comment on the definition of "broadly-based stock option plans" so that any proposed changes will be effective for the 1999 proxy season.

The New Jersey Division of Investment manages approximately $67 billion in pension assets with a significant portion invested in New York Stock Exchange companies. The funds represent the retirement plans of over 600,000 active and retired members. The decision on April 8, 1998, to drop the requirement for shareholder approval of stock option plans created the current dilemma to define a "broadly-based option plan."

Shareholders such as ourselves are largely concerned with the dilution of our ownership position. Since there is a wide disparity between companies and option plans, it is difficult to generalize on what a "broad based plan" should entail. Companies themselves change over time and what may be appropriate for a less mature company may be inappropriate for a more mature company.

As a rule, we generally oppose dilution which exceeds 5 percent of the outstanding shares, although higher amounts may be acceptable for less mature companies where stock ownership is a major recruitment and retention tool. Nonetheless, each option plan is reviewed by our staff on a case-by-case basis.

It is our view that stock option plans are sufficiently diverse as to require a case-by-case analysis, and therefore all stock option plans should require shareholder approval.

Very truly yours,

Steven E. Kornrumpf
Deputy Director

SEK:cae

NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM
220 CHURCH STREET, NEW YORK, N.Y. 10013-6301
Telephone (212) 442- 5125
FAX: (212) 442-5118
JOHN J. MURPHY, Executive Director

June 23, 1998

Arthur Levitt, Chairman
United States Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20547

Dear Chairman Levitt:

I am writing on behalf of the New York City Employees' Retirement System, with $37.397 billion in retirement assets, to express our strong concern over the SEC's recent approval, without public comment, of amendments to the New York Stock Exchange (NYSE) Listed Company Manual. The new rules effectively disenfranchise shareholders by eliminating the requirement of shareholder approval in the adoption of most non-broad-based stock option plans, and issue a blank check to companies through an expansive definition of broad-based plans.

The recent explosion of new stock-based compensation programs and the granting of outrageously large awards to top executives create a potential level of dilution which diminishes the voting power and investment value of shareholders. The SEC's approval of the NYSE amendments has unhinged the flood gates to an era of unprecedented abuse by management of the profits of companies.

We urge that the NYSE return to the rules under which it required shareholder approval of any stock option or purchase plan, with previous exemptions, under which stock may be acquired by officers or directors. Also, we urge that the NYSE rescind the new rules' overly expansive definition of broad-based plans.

We respectfully urge you to act to protect our rights as investors and owners of corporations by rescinding the new rules. We have also submitted a copy of this letter to the other Commissioners and to Commission Secretary Jonathan Katz, as an official comment. We look forward to hearing from you.

Sincerely,

John J. Murphy
Executive Director

cc: Commissioner Carey
Commissioner Johnson
Secretary Katz
Commissioner Hunt
Commissioner Unger

B:\1998\LEVITT.WPD

Jessie Smith Noyes Foundation

Charles F. Noyes, Founder

6 East 39th Street, 12th Fl.
New York, New York 10016
Phone: 212/684-6577
Fax: 212/689-6549
Email: noyes@noyes.org
Web: www.noyes.org

June 22, 1998

Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Re: New York Stock Exchange Stockholder Approval Requirements for Broadly-Based Stock Option Plans

Dear Ms. Kinney:

The Jessie Smith Noyes Foundation, a philanthropic foundation with assets of $80 million opposes efforts to omit broadly-based stock option plans from shareholder votes.

Since all stock option plans dilute the ownership stake of shareholders, we feel that all of them should be subject to shareholder oversight and control. The history of the last few years has shown that many companies are unwilling or unable to exercise restraint when it comes to passing out stock options and diluting shareholders' equity.

Since many, if not most, of the option plans add to the compensation of CEOs and other top corporate executives, they must be subject to shareholder approval. But in addition, we believe that we should have a say on all plans that may result in substantial dilution of our ownership rights.

As for the specific policy questions raised in your request for comments, we strongly disagree with your proposal to define plans for which 20 percent of the employees are eligible as "broadly based" and therefore to exempt them from shareholder approval. Even if you changed that to require that 20 percent of the employees actually received options, we don't think 20 percent is broadly based.

The NYSE white paper focuses on the broad-based plan exemption. Specifically, the exchange requested comments on the following topics.

1. *Should the broad-based exemption be exclusive or non-exclusive?*

   We believe that any definition covering broad-based plans should be exclusive. Exchange staff should not be allowed to fiddle with the definition to cover plans that do not meet the definition.

2. *Should the definition be based on the percentage of company's employees covered by plan?*

We believe the definition should be based on the percentage of employees actually participating in the plan.

3. *Should the definition focus on eligibility or participation? And should the definition focus on all employees?*

We believe the definition should focus on participation. We advocate adopting the definition included in section 410(b)(1)(A) of the Internal Revenue Code, which establishes a 70 percent participation requirement of employees, excluding those covered by collective bargaining agreements.

4. *Should the exchange adopt a concept used in tax laws by requiring a ratio of participation between "highly compensated" and non-highly paid?*

We believe the broad-based definition should be drafted to ensure that highly-compensated employees do not pocket a disproportionate amount of the awards. Staff believes officers and directors should not be eligible to participate in broad-based plans, since these individuals are covered by other plans.

Control over corporate compensation is an important shareholder right, especially in a system that has gone wild. We, therefore, urge that your recent rule change be rescinded.

Respectfully submitted,

Stephen Viederman
President

SENT BY FAX: 202-822-0801

LABORERS' INTERNATIONAL UNION OF NORTH AMERICA

July 15, 1997

Ms. Catherine R. Kinney
Group Executive Vice President
New York Stock Exchange
11 Wall Street
New York, NY 10005

Dear Ms. Kinney:

I am writing on behalf of the 100+ deferred benefit funds that fall under the umbrella of the Laborers' International Union of North America, for which I serve as General President. I am writing to comment on your adoption of rules concerning shareholder approval of stock option plans.

This plan cuts into shareholder rights, a move that we do not favor. We believe that shareholders should have a strong voice in compensation issues, and this removes our voice from the process. Additionally, the rule devalues our shares, and in this day of concern for shareholder value, we think this rule was ill conceived.

We strongly urge that you reconsider your position and repeal the rule change. Executive compensation is a decision best made by owners, not management.

Sincerely,

Arthur A. Coia

ARTHUR A. COIA
General President

HEADQUARTERS:
905-16th Street, NW
Washington, D.C.
20006-1765
(202) 737-8320
Fax: (202) 737-2754

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